Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292

IAG Insurance Australia Group

9 November 2004

Manager, Company Announcements
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

DIVIDENDS PAYABLE: RESET PREFERENCE SHARES – RPS1 (IAGPA) and RPS2 (IAGPB)

We advise that the Board of Insurance Australia Group Limited today declared fully franked dividends in respect of 3,500,000 Reset Preference Shares with a face value of $100 each allotted on 4 June 2002 (RPS1) and 2,000,000 Reset Preference Shares with a face value of $100 allotted on 20 June 2003 (RPS2) as follows:

	RPS1	**RPS2**
Dividend rate per annum	5.80%	4.51%
Amount payable per $100 share	$2.9079	$2.2612
Record date	29 November 2004	29 November 2004
Payment date	15 December 2004	15 December 2004

If you have any queries concerning the above, please do not hesitate to contact me on (02) 9292 3169.

Yours sincerely

Anne O'Driscoll

Anne O'Driscoll
Group Company Secretary & Head of Investor Relations

12/17

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE NZI

N:\CSCDept\CSCUser\ASX\2004\Nov\RPS1_RPS2 Dividends091104.doc

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

INSURANCE AUSTRALIA GROUP LIMITED

ABN

60 090 739 923

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	63,700
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	On the same terms as existing Ordinary Shares listed on ASX.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	An exercise price of $1 has been paid by each holder upon the exercise of the Performance Share Rights irrespective of the number rights exercised by that holder, ie $6 in total.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee Performance Share Rights
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 November 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,592,622,253	Ordinary Shares
3,500,000	Reset Preference Shares (IAGPA)
2,000,000	Reset Preference Shares (IAGPB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,565,719	Options over unissued shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Ordinary Shares will, from the date of allotment, carry the right to participate in dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

✓ Cheque

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 28 October 2004

Company Secretary

Print name: Glenn Revell

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL J HAWKER
Date of last notice	20/04/2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	18 October 2004
No. of securities held prior to change	1. 183,971 (Direct interest) 2. 1,000,000 Performance Share Rights over unissued shares in Insurance Australia Group Limited (IAG) issued under IAG's Performance Share Rights Plan.
Class	Ordinary Shares
Number acquired	4,948
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$25,753

+ See chapter 19 for defined terms.

No. of securities held after change	3. 188,919 (Direct interest) 4. 1,000,000 Performance Share Rights over unissued shares in Insurance Australia Group Limited (IAG) issued under IAG's Performance Share Rights Plan.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of ordinary shares under Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance
Australia
Group

6 October 2004

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

MEDIA SPECULATION

Insurance Australia Group Limited (IAG) today said there was no merger proposal between itself and QBE Insurance following speculation in the media this morning.

Yours sincerely

Glenn Revell
Company Secretary

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE

N:\CSCDept\CSCUser\ASX\2004\Oct\Media Speculations061004.doc

QBE
Insurance Group

QBE INSURANCE GROUP LIMITED
ABN 28 008 485 014

82 Pitt Street
Sydney NSW 2000

Postal Address
GPO Box 82
Sydney NSW 2001

Telephone: (02) 9375 4444
International: +61 2 9375 4444
Facsimile: (02) 9231 6104
DX: 10171 Sydney Stock Exchange

6 October 2004

The Manager
Company Announcements
Australian Stock Exchange Limited
Level 6
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir,

Re: Market Announcement

I refer to the article that appeared in the Sydney Morning Herald on 6th October 2004.

QBE understands its continuous disclosure obligations under the Australian Stock Exchange Listing Rules and has nothing to announce in respect of any current merger or acquisition activity.

QBE has and will continue to look at various opportunities to increase shareholder value. This includes receiving, from time to time, unsolicited presentations from investment banks on acquisitions and mergers with other Australian and overseas financial services companies.

QBE has not appointed Goldman Sachs J B Were as its investment adviser on any past or present merger and acquisition activity.

Mr Michael Hawker, Chief Executive Officer of IAG and Mr Raymond Jones, Managing Director of QBE's Australian Operations are both directors of the Insurance Council of Australia. They regularly meet to discuss industry matters, including meetings at QBE's head office at 82 Pitt Street, Sydney. The latest meeting was in relation to the Australian smash repair enquiry.

Yours faithfully,

F M O'Halloran
Chief Executive Officer

388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance Australia Group

5 October 2004

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

PRICING OF SHARES TO BE ALLOCATED UNDER DIVIDEND REINVESTMENT PLAN

IAG is pleased to advise that ordinary shares to be allocated under the company's Dividend Reinvestment Plan (DRP) will be priced at $5.2047 per share for the 2004 final dividend.

The DRP price was based on an average market price for the ten trading days from 20 September 2004 to 1 October 2004 inclusive.

Under the DRP, around 12.07 million ordinary shares will be allocated to participating shareholders on 18 October 2004, at the same time as interim dividend payments are made. Shares to be allocated to participating shareholders are being purchased on market.

Participating shareholders will be mailed a notice of their new shareholding on 18 October 2004.

Yours sincerely

Glenn Revell
Company Secretary

ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance
Australia
Group

RECEIVED
2004 DEC 14 A 10:12
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

I October 2004

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')
INVESTOR PRESENTATION

Please find attached copy of presentation by Insurance Australia Group's Limited CEO, Mr Michael Hawker, to the Merrill Lynch Australasian Equities Conference held in New York, this morning.

Yours truly

Glenn Revell
Company Secretary

Attachment (23 pages)

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE N4

N:\CSCDept\CSCUser\ASX\2004\Oct\ASX Cover Letter NY Presentation011004.doc

Insurance Australia Group

Presentation by Michael Hawker, CEO

Merrill Lynch Australian Equities Conference

New York, 30 September 2004

Insurance Australia Group Limited
ABN 60 090 739 923

Important information

The information in this presentation is an overview and does not contain all information necessary to an investment decision.

The information contained in this presentation and accompanying materials has been prepared in good faith by IAG. No representation or warranty, express or implied, is made as to the accuracy, adequacy or reliability of any statements, estimates or opinions or other information contained in this presentation. To the maximum extent permitted by law, IAG, its directors, officers, employees and agents disclaim all liability and responsibility (including without limitation any liability arising from fault or negligence on the part of IAG, its directors, officers, employees and agents) for any direct or indirect loss or damage which may be suffered by any recipient through use of or reliance on anything contained in or omitted from this presentation. In making an investment decision, investors must rely on their own examination of IAG, including the merits and risks involved. Investors should consult with their own legal, tax, business and/or financial advisors in connection with any acquisition of securities.

This presentation is not a prospectus nor an offer of shares for subscription or sale in any jurisdiction. This presentation does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or to any U.S. person, as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Securities may not be offered or sold in the United States, or to or for the account of any U.S. person (as defined in Regulation S under the U.S. Securities Act), unless the securities have been registered under the U.S. Securities Act or an exemption from registration is available.

Certain statements contained in this presentation may constitute "forward-looking statements" or statements about "future matters" for the purposes of section 728(2) of the Corporations Act 2001 (Cth) and/or "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date of this presentation. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause IAG's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Neither IAG, nor any other person, gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this presentation will actually occur.

This presentation is being supplied to you solely for your information and may not be reproduced or distributed to any other person (including any general distribution in the United States) or published, in whole or in part, for any purpose without the prior written permission of IAG.
All amounts are presented in Australian dollars.

Outline of presentation

- FY04 results and financial position
- CGU & NZI integration update
- Updated strategic goals
- Outlook for FY05

FY04 results and financial position

Insurance Australia Group Limited
ABN 60 090 739 923

Our operating environment in FY04

- Continuing regulatory change
  - FSR implementation
  - Potts and Davis reviews
  - Terrorism insurance pool implemented
  - 39 changes to legislation
  - Draft APRA Stage II reforms
- Outcomes versus business expectations
  - Motor accident frequency under long-term averages
  - Major storms – No 2 in NZ & No 14 in Australia
  - Buoyant equity markets
- Increased competition

Highlights of improved performance

- Group gross written premium of $6.4bn
  - More than double $2.6bn at listing four years ago
- Insurance margin of 13.5%, up from 12.3% for FY03
  - Exceeding long-term target range of 9–12%
  - Includes 15.2% for 2H04 (11.8% for 1H04)
  - Reflects a confluence of favourable conditions and the Group's underlying operational improvements
- Net profit after tax of $665m for shareholders
  - Includes a full 12 months of CGU/NZI results
  - Income of shareholders' funds of $434m pre-tax (compared to a $120m loss in FY03)
  - Profit on disposal of ClearView - $61m pre-tax

Financial results overview

Financial results/ratios	Full-year ended Jun-03	Half-year ended Dec-03	Half-year ended Jun-04	Full-year ended Jun-04
Net earned premium (A$m)	$4,636	$2,912	$2,951	$5,863
Insurance profit (A$m)	$571	$344	$448	$792
Shareholders' funds investment income (A$m)	($120)	$204	$230	$434
Profit before income tax & OEI (A$m)	$297	$484	$668	$1,152
Reported NPAT (A$m)	$153	$302	$363	$665
Net cash flow from operations (A$m)	$825	$694	$475	$1,169
Reported ROE % to ordinary shareholders	5.1	18.4	23.4	21.1
Normalised ROE % to ordinary shareholders	12.9	14.5	14.7	15.1
Basic EPS (cents)	8.65	17.07	20.80	37.87
Dividends per ordinary share	11.5	8.0	14.0	22.0
Group insurance ratios				
Loss ratio	72.5%	65.6%	64.6%	65.1%
Expense ratio	23.2%	24.9%	26.2%	25.6%
Administration expense	17.5%	17.1%	18.5%	17.9%
Commission ratio	5.7%	7.8%	7.7%	7.7%
Combined ratio	95.7%	90.5%	90.8%	90.7%
Insurance margin (before tax)	12.3%	11.8%	15.2%	13.5%
Consolidated MCR multiple	1.62x	1.90x	1.75x	1.75x
Australian insurance operations MCR multiple	2.03x	2.21x	2.29x	2.29x
Minimum probability of sufficiency of claims reserves	90%	90%	90%	90%

Growth in business versus premium

IAG Insurance Australia Group

- Gross written premium increased 25% on FY03 to $6,427m
  - FY03 reported $5,150m
  - Add annualised CGU and NZI GWP ($1,291m for 2H03)
  - Exclude FY03 health insurance GWP of $173m
  - Re-based FY03 GWP of $6,268m
- Underlying growth in GWP is 2.5%
- Risks in force (excluding health) increased 5.2%
  - 2H04 increased 3.3% from December 2003
- Insurance margin increased and average premium reduced – sharing of improved outcomes with customers and shareholders

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE NZI

Combined ratio components



Expense ratio
(incl. commission ratio)
28.0%
26.0%
24.0%
22.0%
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
22.1%
23.9%
20.8%
.8%
17.9%
2.4%
17.7%
2.0%
17.5%
5.7%
17.1%
18.5%
17.9%
7.7%
FY98 FY99 FY00 FY01 FY02 FY03 1H04 2H04 FY04



Loss ratio
90.0%
85.0%
80.0%
75.0%
70.0%
65.0%
60.0%
55.0%
50.0%
45.0%
40.0%
87.3%
83.8%
85.9%
80.5%
75.9%
72.5%
65.6%
64.6%
65.1%
FY98 FY99 FY00 FY01 FY02 FY03 1H04 2H04 FY04

Expense ratio

- New business investments
- Data cleansing
- IT transformation
- Integration expenses



Combined ratio
120.0%
110.0%
100.0%
90.0%
80.0%
70.0%
60.0%
109.4%
107.7%
107.5%
100.8%
95.6%
95.7%
90.5%
90.8%
90.7%
FY98 FY99 FY00 FY01 FY02 FY03 1H04 2H04 FY04

Significant improvement in investment returns

Portfolio income (pre-tax) and incl. derivatives	FY03		1H04		2H04		FY04	
	A$m	Return (%)	A$m	Return (%)*	A$m	Return (%)*	A$m	Return (%)
Technical reserves	372	8.0%	67	2.0%	177	5.5%	244	3.8%
Shareholders' funds	(120)	(6.5%)	204	16.8%	230	19.8%	434	19.1%
Total investment income	252	**3.1%**	271	**6.4%**	407	**9.4%**	678	**8.1%**

** Returns for 1H04 and 2H04 are annualised.*

- The technical reserves return of 3.8% includes active return of 68 basis points for the year
- Shareholders' funds returns were boosted by returns of 21.3% and 19.4% from the Australian and international equity markets, respectively
- The overall return of 8.1% includes active return of 96 basis points or approximately $86m (pre-tax)

Contributions to profit before tax



Components of IAG EBITDA (excl OEI)
$95m
($54m)
$142m
$263m
$559m
$718m
A$m
800
700
600
500
400
300
200
100
-
(100)
(200)
(300)
33
125
(54)
(9)
153
(180)
(27)
290
(129)
(19)
9
281
(27)
11
204
344
61
230
448
(21)
1H02
2H02
1H03
2H03
1H04
2H04
Insurance result
Investment return on shareholder funds
Operating margin (excluding interest & amortisation)
Non-recurring items

- For the first financial year since listing, the Group's sustained improvement in operating margins was boosted by positive returns on shareholders' funds

Improved return on equity


Return on Equity
22.0%
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
-
(2.0%)
(4.0%)
Target 13-15%
6.6%
(1.2%
13.6%
12.9%
15.1%
FY01
FY02
FY03
FY04
ROE (Actual) attributable to ordinary shareholders
ROE (Normalised) attributable to ordinary shareholders

Note: Normalised calculation was based on two adjustments to actual NPAT to ordinary shareholders:

1. *Exclusion of goodwill amortisation and non-recurring items*
2. *Shareholders' fund return adjusted to be equivalent to the daily average 10-year bond rate for the year, plus 4%. This was 9.7% in FY04, the prior year results have been restated on this basis.*

- Reported ROE for ordinary shareholders of 21.1% for FY04
  - Normalised ROE of 15.1% for FY04 (12.9.% for FY03)
- Average ROE for the four years since listing
  - Reported 7.6% and normalised 12.1%

Financial position & dividends

- Very strong capital position
  - Paid $696m to shareholders in FY04 (dividends and buy-back) and repaid all short-term debt ($136m)
  - Group MCR multiple of 1.75x at June 2004
- All key insurers have 'AA' (Outlook ‘Stable’) S&P ratings
- Reinsurance counter-party ratings improved – 66% AAA/AA
- Dividends increased 91% for FY04 to 22 cents per share
  - Final dividend 14 cents per share (Final ‘03: 7.0 cps)
  - Full year dividend payout represents 68% of normalised profits (at the upper end of policy range of 50 – 70%)

CGU & NZI integration update

Insurance Australia Group Limited
ABN 60 090 739 923

The integrated Group

- Integration programme essentially complete
- Annual pre-tax synergies of $156m now in run-rate – balance in 1H05
- Integrated operations re-organised to align on customer lines



General Insurance
Australia
International
Personal Lines
Commercial Lines
New Zealand
Captive
Asian Operations
Motor vehicle
Home and
contents
Third Party
Commercial property
Commercial motor
Public liability
Professional indemnity
Home warranty

Integration programme complete

IAG Insurance Australia Group

Synergy realisation schedule	Half-year ended Jun-03	Half-year ended Dec-03	Half-year ended Jun-04	Half-year ended Jun-04	Annual recurring
All amounts are pre-tax (A$m)	Actual	Actual	Target	Actual	Estimated
Cumulative run-rate per annum					
Personal lines	15	41	80	80	80
Commercial	14	27	27	27	31
IT, shared services & overheads	13	33	33	33	33
Australia sub-total	42	101	140	140	144
International - New Zealand	12	16	20	16	16
Total synergies in run-rate	54	117	160	156	160
Reported income statement					
Synergy benefits collected	9	33	76	37	160
Costs of implementation expensed	(45)	(25)	(25)	(27)	-
Net impact on profit for period	**(36)**	**8**	**51**	**10**	**160**

- $156m of total committed target of $160m now in the run-rate with balance to be delivered in 1H05
- Benefits collected below target in 2H04 – delays experienced on claims, exacerbated by Melbourne storms – but now emerging

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE

Updated strategic targets

Updated strategic financial goals

IAG Insurance Australia Group

- Top quartile total shareholder return
  - TSR goal remains unchanged
  - Subsequent goals should be looked as interdependent goals to deliver the TSR goal
- ROE of at least 1.5x WACC on normalised basis
  - Do not expect to sustain more than 1.6x WACC as a return on ordinary shares throughout a cycle
- Establish an Asian foothold
  - Seen as necessary to sustain growth to maintain scale
- Maintain an 80:20 mix of short-tail:long-tail premium
  - Updates/replaces COR of <100% - now a given
- Maintain an 'AA' category rating
  - Continues to be a good measure of the Group's risk appetite

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE

Outlook for FY05

Insurance Australia Group Limited
ABN 60 090 739 923

Premium mix and cycles

FY '04 Gross Written Premium Mix


6%
3%
11%
34%
3%
22%
21%
Motor
Home
Short-tail Commercial
Workers' Comp.
CTP (Motor Liability)
Liability
Other Short-tail

- 80:20 short:long-tail premium mix – aligns with strategic goal
- 58% personal lines – less cyclical due to industry structure in Australia & New Zealand

Outlook for FY05

- NEP growth expected to be in 5 –7% range
  - Focus on policy growth at prices that deliver target return on WACC
  - Overall rate increases expected to be lower than in recent years
- Organic business has considerable income generating opportunities
  - Policy growth remains strong & new businesses coming on-line
  - Opportunities to improve cost and efficiency performance
  - Ready to collect returns from investments of recent periods (Integration, IT Transformation, data cleansing/segmentation)
- Positioned to sustain margins above 12% for next year at least
  - If competitive action puts pressure on this, believe we are best placed in a relative sense
  - Ability to sustain margins in a more competitive environment is a testament to the strength of the core operations

To summarise ...

• Broad based financial institution	• Focused on general insurance
• Many cultures	• Aligned & unified culture
• Significant market concentration	• Diversified business
• Shareholders' funds income base larger than insurance operations	• Profitability based on risk selection, cost reductions and better balance between insurance earnings & investment earnings


200
180
160
140
120
100
80
60
40
20
0
Aug-00
Feb-01
Aug-01
Feb-02
Aug-02
Feb-03
Aug-03
Feb-04
Aug-04
S&P/ASX200 Index
IAG Share $
MSCI WORLD EX AUS Index
ASX/S&P 200 INSURANCE INDEX

Relative performance of IAG share price from listing (8 August 2000) to August 2004


Gross Written Premium by business A$bn
$1.7bn
$1.8b
$2.2bn
$2.6bn
$3.1bn
$3.6bn
$5.2bn
$6.4bn
FY97
FY98
FY99
FY00
FY01
FY02
FY03
FY04
Motor
Home
Short-tail Commercial
Workers' Comp
CTP/Motor liability
Health
Liability
Other Short-tail

Growth and diversification of GWP since 1997

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE

Insurance Australia Group Limited
ABN 60 090 739 923

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

INSURANCE AUSTRALIA GROUP LIMITED

ABN

60 090 739 923

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	65,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	On the same terms as existing Ordinary Shares listed on ASX.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	An exercise price of $1 has been paid by each holder upon the exercise of the Performance Share Rights irrespective of the number rights exercised by that holder, ie $4 in total.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee Performance Share Rights
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 October 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,592,558,553	Ordinary Shares
3,500,000	Reset Preference Shares (IAGPA)
2,000,000	Reset Preference Shares (IAGPB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,629,419	Options over unissued shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Ordinary Shares will, from the date of allotment, carry the right to participate in dividends

Part 2 - Bonus issue or pro rata issue

11	*Is security holder approval required?*	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

✓ Cheque

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 29 September 2004
Company Secretary

Print name: Glenn Revell

== == == == ==

+ See chapter 19 for defined terms.

ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iaglimited.com.au

Insurance Australia Group

8 September 2004

Australian Securities and Investments Commission
Level 18, No 1 Martin Place
SYDNEY
NSW 2000

Dear Sir

Issue of Bonus Equity Shares (BES)

We attach, pursuant to CO 03/184 and CO 03/806, copies of the:

1. Insurance Australia Group Limited Share and Performance Award Rights Plan Trust Deed **(Trust Deed)**; and

2. Bonus Equity Share Plan **(BES Plan)** Terms; and

3. For the offers made under the BES Plan pursuant to the:

   a. IMA LTI Plan; and

   b. IAG STI Plan,

   a copy of the:

   c. Cover letter;

   d. Application Form; and

   e. Explanatory Booklet (including Tax Guide);

These documents (other than the Trust Deed), together with offers under the BES Plan, were first provided to eligible employees under the IMA LTI Plan on 7 September 2004 and to those eligible employees under the IAG STI Plan on 6 September 2004 (notwithstanding the dates on the cover letters).

Yours sincerely

Glenn Revell
Company Secretary

The IAG Share and Performance Award Rights Plans Trust

Trust Deed

Mallesons Stephen Jaques

Rialto
525 Collins Street
Melbourne Vic 3000
Telephone (61 3) 9643 4000
Fax (61 3) 9643 5999
DX 101 Melbourne
Ref: JAC

Contents

Trust Deed

TRUST DEED

Date: [12 FEBRUARY 2001 AS AMENDED]

Parties: **INSURANCE AUSTRALIA GROUP LIMITED ("IAGL") (ABN 60 090 739 923)** of 388 George Street, Sydney, NSW
and
IAG SHARE PLAN NOMINEE PTY LIMITED (ABN 52 095 125 152) of 388 George Street, Sydney, NSW

Recitals:

A. IAGL wishes to establish a trust to give Employees selected by the Board and Non-Executive Directors of IAGL the opportunity to have greater involvement with, and share in the future growth and profitability of, the Group.

B. The Trustee has agreed to act as the first trustee of the Trust and has agreed to hold shares in relation to the Plan on the terms and conditions set out in this deed.

Operative provisions:

1 Definitions and interpretation

1.1 The following words and phrases have these meanings in this deed unless the contrary intention appears:

Acceptance Date means the date the Trustee makes a resolution in accordance with clause 4.5, 5.5, 6.5 or 7.5, as appropriate, in relation to an offer.

Account of a Participant means an account referred to in clause 10.

Accretion means any accretion, dividend, distribution, entitlement, benefit or right of whatever kind whether cash or otherwise which is issued, declared, paid, made, arises or accrues directly or indirectly to or in respect of a Share including, without limitation, any such entitlement relating to a subdivision, consolidation or other reconstruction, any rights issue, bonus issue, Entitlements Offer, or distribution from any reserve of IAGL and any reduction of capital.

Allocation Share means a Share allocated under clause 5.

Allocation Share Plan means the terms of the Trust as they apply to Allocation Shares.

Application Form means a form to offer to acquire Bonus Equity Shares, Allocation Shares, Equity Shares or NED Shares, as appropriate, under the Plan in the form determined by the Board from time to time.

ASX means Australian Stock Exchange Limited.

Auditor means any person registered as an auditor under the Corporations Law.

Board means all or some of the Directors acting as a board of IAGL or, if the relevant powers or discretions have been delegated by the Board, the committee or individuals acting as delegates of the Board.

Bonus Equity Share means a Share allocated under clause 4.

Bonus Equity Share Plan means the terms of the Trust as they apply to Bonus Equity Shares.

Bonus Shares means the shares in respect of the Shares held by the Trustee on behalf of a Participant issued as part of a bonus issue to security holders of IAGL.

Cash Dividend means a dividend declared or paid with respect to Shares which is payable wholly in cash or, in the case of a dividend declared or paid with respect to Shares which is payable only partly in cash, that part of the dividend which is payable in cash.

Director means a director of IAGL.

Employee means at the relevant time a permanent full time employee of a body corporate which is in the Group and a part time, fixed term or casual employee of the body corporate at that time (including a director of a body corporate in the Group who holds on a permanent full time or part time basis salaried employment in a body corporate which is in the Group).

Equity Share means a Share allocated under clause 6.

Equity Share Plan means the terms of the Trust as they apply to Equity Shares.

Entitlements Offer means an offer to subscribe for or otherwise acquire issued or unissued securities, whether of IAGL or any other body.

Event means:

(a) a takeover bid is made to the holders of issued ordinary fully paid shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(b) a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or

arrangement for the purpose of or in connection with a scheme for the reconstruction of IAGL or its amalgamation with any other companies;

(d) IAGL passes a resolution for voluntary winding up; or

(e) an order is made for the compulsory winding up of IAGL.

Executive means an Employee whom the Board determines to be in an executive position.

Group means IAGL and each body corporate that is a subsidiary of IAGL under Division 6 of Part 1.2 of the Corporations Law.

Listing Rules means the Listing Rules of ASX as published from time to time, as amended by either a ruling or waiver given by the ASX to IAGL.

NED Share means a Share allocated under clause 7.

NED Share Plan means the terms of the Trust as they apply to NED Shares.

Net Income means, in respect of a financial year of the Trust, an amount which the Trustee determines to be the "net income" (as defined in Section 95 of the *Income Tax Assessment Act 1936*) of the Trust for the Year of Income.

IAGL means Insurance Australia Group Limited (ABN 60 090 739 923).

IAGL shares or **shares** means fully paid ordinary shares in the capital of IAGL.

Non-Executive Director means a Director who is not an Executive.

Offer Closing Date means the date for receipt of Applications by Executives to participate in the Performance Award Rights Plan as specified in the Application Form.

Participant means a Participating Employee (including an Executive) or Participating Director, or both of these, as appropriate.

Participating Director means a Non-Executive Director who is participating, or who has been invited and has applied to participate, in the Plan in accordance with clause 7.

Participating Employee means an Employee (including an Executive) who is participating, or who has been invited and has applied to participate, in the Plan in accordance with clause 4, 5, 6, or 8.

Performance Award Rights means the rights issued under clause 8.

Performance Award Rights Plan means the terms of the Trust as they apply to Performance Award Rights.

Plan means one or all of the Bonus Equity Share Plan, Allocation Share Plan, Equity Share Plan, NED Share Plan and the Performance Award Rights Plan, as the context requires.

Restriction Period means, in respect of a Plan, the period specified by the Board at the time of the invitation referred to in clause 4.1 or 5.1, 6.1 or 7.1, as appropriate.

Retirement in relation to a Participating Employee means retirement by the Participating Employee from employment of any body corporate in the Group at age 55 or over.

Shares means:

(a) the ordinary fully paid shares in the capital of IAGL or any other financial instrument or security allocated to a Participant in accordance with clauses 4, 5, 6, 7 and 8 of this deed; and

(b) Bonus Shares which are deemed to be Shares by virtue of the terms of Bonus Equity Shares, Allocation Shares, Bonus Equity Share Shares, NED Shares or Performance Award Rights.

Share Rights means any rights to acquire shares or securities issued or to be issued by IAGL.

Tax means all kinds of taxes, duties, imposts, deductions, charges and withholdings imposed by a government, together with interest and charges.

Transaction Costs means, in respect of a Share, the Trustee's estimate of the reasonable cost that the Trustee would incur if the Trustee had acquired the share on market on the date of allocation of the Share.

Total and Permanent Disablement in relation to a Participant means that the Participant has, in the opinion of the Board:

(a) after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Participant unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience;

(b) been continuously absent from all active work for a period of at least six months and has been required to participate in a rehabilitation program; or

(c) been classified as having total and permanent invalidity or disability in accordance with the superannuation provision relevant to any Participant.

Trust means the trust established by this deed.

Trustee means initially IAG Share Plan Nominee Pty Limited and thereafter means the trustee from time to time of the Trust.

Year of Income means a period of 12 months ending on 30 June in any year and includes the period commencing on the date of this deed and terminating on the next 30 June and the period ending on the date of termination of the Trust and commencing on the preceding 1 July.

1.2 In this deed, unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) a reference to a recital, this deed or a clause means the recital, this deed or the clause as amended from time to time in accordance with this deed;

(c) a reference to a rule, statute, or other law includes regulations and other instruments under it and consolidations; amendments, re-enactments or replacements of any of them; and

(d) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

1.3 Headings are inserted for convenience and do not affect the interpretation of this deed.

2 Establishment of Trust

2.1 IAG Share Plan Nominee Pty Limited is hereby appointed by IAGL and agrees to act as Trustee of the Trust on the terms of this deed.

2.2 The Trust comes into operation on the date of the first contribution of capital to the Trust by IAGL.

2.3 The Trust shall be known as The IAG Share and Performance Award Rights Plans Trust.

3 Trustee

Nature, appointment and removal

3.1 The Trustee ceases to be the Trustee when:

(a) either:

(i) the Trustee gives notice in writing to IAGL that it wishes to retire as Trustee; or

(ii) IAGL serves notice in writing on the Trustee that it is removed as Trustee of the Trust; and

(b) a new Trustee is appointed.

3.2 On the retirement or removal of the Trustee, IAGL may appoint such new Trustee as it thinks fit.

Transfer of assets

3.3 On a change of Trustee, the retiring Trustee must execute all transfers, deeds or other documents necessary to transfer assets into the name of the new Trustee.

Powers of Trustee

3.4 Subject to this deed, the Trustee has all the powers in respect of the Trust that it is legally possible for a Trustee to have as a body corporate and, for the avoidance of doubt, these powers are in addition to all the powers invested in trustees by the *Trustee Act 1925 (NSW)* and (to the maximum extent permitted by law) are not subject to any restrictions on the powers of trustees that may be imposed under the *Trustee Act 1925 (NSW).* For example the Trustee has the following powers:

(a) to enter into and execute all contracts, deeds and documents and do all acts or things which it deems expedient for the purpose of giving effect to and carrying out the trusts, powers and discretions conferred on the Trustee by this deed;

(b) to subscribe for, purchase or otherwise acquire and to sell or otherwise dispose of property, rights or privileges which the Trustee is authorised to acquire or dispose of on terms and conditions which it thinks fit;

(c) to appoint and, at its discretion, remove or suspend custodians, trustees, managers, servants and other agents, determine the powers and duties to be delegated to them, pay such remuneration to them as it thinks fit and any person so employed or engaged is deemed for the purpose of the deed to be employed or engaged by the Trustee;

(d) to institute, conduct, defend, compound or abandon any legal proceeding concerning the Trust and also to settle or compromise and allow time for payment or satisfaction of any debts due and of any claims or demands by or against the Trustee in respect of the Trust;

(e) to refer any claim or demand by or against the Trustee in respect of the Trust to arbitration and observe and perform awards;

(f) to make and give receipts, releases and other discharges for money payable to the Trust;

(g) to open bank accounts and to retain on current or deposit account at any bank any money which it considers proper and to make regulations for the operation of those bank accounts including the signing and endorsing of cheques;

(h) to sell any Share Rights and apply the proceeds of sale in accordance with this deed;

(i) to take and act upon the advice or opinion of any legal practitioner (whether in relation to the interpretation of this deed, any other document or statute or as to the administration of the trusts hereof) or any other professional person and whether obtained by the Trustee or not, without being liable in respect of any act done by it in accordance with such advice or opinion;

(j) to determine who is entitled to sign on the Trustee's behalf receipts, acceptances, endorsements, releases, contracts and documents; and

(k) generally to do all acts and things which the Trustee considers necessary or expedient for the administration, maintenance and preservation of the Trust and in performance of its obligations under this deed.

Instructions by Participants

3.5 For the purposes of this deed, the Trustee is entitled to regard as valid an instruction, consent or other authorisation given or purported to be given by a Participant, whether in writing and signed by or purporting to be signed by the Participant or in any other form approved by the Board.

Remuneration of Trustee

3.6 The Trustee is not entitled to receive from the Trust any fees, commission or other remuneration in respect of its office, but IAGL may pay to the Trustee from IAGL's own resources such fees and reimburse such expenses incurred by the Trustee as IAGL and the Trustee agree from time to time. The Trustee is entitled to retain for its own benefit any such fee or reimbursement.

No security

3.7 Neither the Trustee nor IAGL may use as security the Shares held by the Trustee on behalf of a Participant.

Conflict of interest

3.8 A person who is a director of the Trustee may, except where prohibited by the Corporations Law, act in that capacity notwithstanding a conflict of interest or duty.

3A Maximum number of shares issued under a Plan Trustee

Allocation Shares, Equity Shares, Bonus Equity Shares, NED Shares and Shares over which Performance Award Rights are granted must not be issued by IAGL, if immediately following the proposed issue:

(a) the number of shares proposed to be issued; plus

(b) the number of Allocation Shares, Equity Shares, Bonus Equity Shares, NED Shares and Shares over which Performance Award Rights issued by IAGL for a Plan in the period of 5 years preceding the time of the proposed issue; plus

(c) the number of shares issued by IAGL for every other employee incentive scheme of IAGL in the period of 5 years preceding the time of the proposed issue; plus

(d) the number of shares that would be issued if all options issued for every other employee incentive schemes of IAGL in the period of 5 years preceding the time of the proposed issue by IAGL of Shares for this Plan were exercised (excluding those Share Rights issued under employee incentive schemes of IAGL which have lapsed),

would exceed 5% of the number of shares in the issued capital of IAGL immediately following the proposed issue.

4 Grant of Bonus Equity Shares

Participation

4.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Bonus Equity Shares. In determining the number of Bonus Equity Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Bonus Equity Shares.

Terms of Bonus Equity Shares

4.2 Bonus Equity Shares allocated under this Plan must be on the terms set out in ***schedule 1*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

4.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Bonus Equity Shares.

Offer

4.4 Following an invitation under clause 4.1, an offer by the Employee to the Trustee for Bonus Equity Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

4.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Bonus Equity Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

4.6 By making the offer for Bonus Equity Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

5 Grant of Allocation Shares

Participation

5.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Allocation Shares. In determining the number of Allocation Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Allocation Shares.

Terms of Allocation Shares

5.2 Allocation Shares allocated under this Plan must be on the terms set out in ***schedule 2*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

5.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Allocation Shares.

Offer

5.4 Following an invitation under clause 5.1, an offer by the Employee to the Trustee for Allocation Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

5.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Allocation Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

5.6 By making the offer for Allocation Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

6 Grant of Equity Shares

Participation

6.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Equity Shares. In determining the number of Equity Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Equity Shares.

Terms of Equity Shares

6.2 Equity Shares allocated under this Plan must be on the terms set out in ***schedule 3*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

6.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Equity Shares.

Offer

6.4 Following an invitation under clause 6.1, an offer by the Employee to the Trustee for Equity Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

6.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Equity Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

6.6 By making the offer for Equity Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

7 Grant of NED Shares

Participation

7.1 The Board may invite a Non-Executive Director to participate in the Plan and invite the Non-Executive Director to make an offer to the Trustee for NED Shares. In determining the number of NED Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the NED Shares.

Terms of NED Shares

7.2 NED Shares allocated under this Plan must be on the terms set out in ***schedule 4*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Non-Executive Director

7.3 A Non-Executive Director is not liable to make any payment upon the acceptance of an offer for NED Shares under the Plan.

Offer

7.4 Following an invitation under clause 7.1, an offer by the Non-Executive Director to the Trustee for NED Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

7.5 The offer made by the Participating Director is accepted by the Trustee resolving to grant the NED Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Director.

7.6 By making the offer for NED Shares the Participating Director agrees to be bound by this deed and the constitution of IAGL.

8 Grant of Performance Award Rights

Invitation to participate

8.1 In its absolute discretion, the Board may invite an Executive to participate in the Plan and invite the Executive to make an offer to the Trustee for Performance Award Rights.

8.2 In determining whether to make an invitation to an Executive under clause 8.1 and determining the terms of such invitation, the Board may have regard to:

(a) the position in IAGL held or to be held by the Executive;

(b) the Executive 's length of service with IAGL;

(c) the contribution made by the Executive to IAGL;

(d) the potential contribution to be made by the Executive to IAGL; and

(e) any other matters which the Board considers relevant.

Terms of Rights

8.3 The Performance Award Rights granted under this Plan must be on the terms set out in ***schedule 5*** of this deed, unless the Board determines otherwise in its absolute discretion.

Offer

8.4 The offer by the Executive to the Trustee for Performance Award Rights must be made on an Application Form and include the following details:

(a) the name of the Executive;

(b) the nature and number of Performance Award Rights being offered;

(c) the closing date for the offer of the Performance Award Rights; and

(d) the terms of grant determined by the Board under clause 8.3.

8.5 To make an offer to the Trustee following an invitation to an Executive under clause 8.1, an Executive must:

(a) complete and sign the appropriate Application Form in respect of a number of Performance Award Rights which is not greater than the number of Performance Award Rights which the Executive is invited to acquire and not less than the minimum number (if any) specified in the invitation; and

(b) return the completed and signed Application Form to the Trustee on or prior to the Offer Closing Date.

8.6 The offer made by an Executive for Performance Award Rights is accepted by the Trustee by resolving to grant the Rights in accordance with the Plan.

8.7 By making the offer for a Performance Award Right, the Executive agrees to be bound by this deed and the constitution of IAGL.

Legal personal representative

8.8 A legal personal representative of the Performance Award Right Holder may be recognised by the Trustee as a holder of an Performance Award Right Holder's Performance Award Rights in circumstances where either the Performance Award Right Holder has died or the Performance Award Right Holder's estate is liable to be dealt with under the laws relating to mental health, on the production to the Trustee of documents or other evidence which the Trustee may reasonably require to establish the entitlement of the legal personal representative.

9 Acquisition and allocation of Shares by Trustee

Trustee to acquire or allocate shares for Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares and Performance Award Rights

9.1 Subject to the Trustee:

(a) receiving sufficient payment (whether being the proceeds of a loan provided to the Trustee by IAGL or payment from IAGL);

(b) having sufficient funds or shares in the Trust; or

(c) receiving or having sufficient funds or shares from a combination of (a) and (b) above,

the Trustee must allocate shares to the Account established for the Participant in order to grant:

(d) Bonus Equity Shares under clause 4; or

(e) Allocation Shares under clause 5;

(f) Equity Shares under clause 6;

(g) NED Shares under clause 7.

9.2 The Trustee may acquire Shares for the purpose of granting Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares and Performance Award Rights from time to time. Shares acquired in accordance with this clause are to be registered in the name of the Trustee on acquisition.

Legal and beneficial interest of Participants in Shares

9.3 Shares allocated in accordance with clause 9.1 in order to grant Bonus Equity Shares, Allocation Shares, Equity Shares and NED Shares must be held on the terms of this deed by the Trustee on behalf of the relevant Participant who is the beneficial owner of the Shares subject to the terms of the Plan under which the shares were allocated. All

interests and benefits to be held by the Trustee on behalf of a Participant under this deed are strictly personal to that Participant.

9.4 For avoidance of any doubt, a Participant has no legal or beneficial interest in a Share by virtue of acquiring or holding a Performance Award Right. The Participant's rights under the Performance Award Right are purely contractual and personal.

Rights of IAGL in Shares

9.5 Nothing in this deed confers or is intended to confer on IAGL, any charge, lien or any other proprietary right or proprietary interest in the Shares acquired by the Trustee under this clause 9 in relation to any Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares or Performance Award Rights. The rights of IAGL under this deed are purely contractual.

10 Accounts

10.1 The Trustee must open and maintain an account in respect of each Participant.

10.2 Each account must record:

(a) the number of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares and Performance Award Rights which each relevant Participant has been granted or to which they are entitled, as appropriate;

(b) the date of acquisition of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares or Performance Award Rights which each relevant Participant has been granted or to which they are entitled as appropriate; and

(c) the number of Bonus Shares (if any) to which each Participant is entitled.

11 Payments

11.1 Subject to the terms of this deed, the Trustee may make any payment in relation to Shares to a Participant in the manner directed by the Participant, or otherwise as the Trustee determines is appropriate, including, but not limited to, dividends and returns of capital.

11.2 Subject to the terms of this deed, the Trustee may deduct from any amount to be paid to a Participant an amount on account of Tax payable or anticipated to become payable by the Trustee, including by the Trustee on behalf of the Participant directly or indirectly in relation to a Share held on behalf of the Participant.

12 Notices

12.1 Any notice to be given by the Trustee shall be deemed to have been duly given if:

(a) sent by electronic mail; or

(b) sent by ordinary prepaid mail,

and shall be deemed to have been served:

(c) if sent by electronic mail or delivered, at the time of delivery or sending;

(d) if posted, three days after the date of posting, excluding Saturdays, Sundays and public holidays but, if the address of any Participant is outside Australia, then 7 days shall be substituted for three days for any notice given to or by that Participant.

12.2 Delivery, transmission and postage shall be to the address of any Participant as indicated on the application form or such other address as the Trustee or any Participant may notify to the other.

13 Audit

13.1 The Trustee shall keep or cause to be kept true accounts of all sums of money received and expended by or on behalf of the Trust and the matters in respect of which such receipt and expenditure takes place and of all sales and purchases of shares and of the assets and liabilities of the Trust.

13.2 The books of account of the Trust shall be maintained at the registered office of IAGL and shall be available for inspection by Participants during normal business hours free of charge upon prior written request.

13.3 The Trustee shall appoint an Auditor of the Trust.

13.4 The Trustee shall cause the books of account to be audited annually by the Auditor of the Trust.

13.5 The Trustee must ensure that the Auditor of the Trust has access to all papers, accounts and documents concerned with or relating to the Trust.

14 Income and capital distributions

Bonus Equity Shares

14.1 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Bonus Equity Shares or property related to or arising from Bonus Equity Shares held by the Trustee on behalf of the Participating Employee.

Allocation Shares

14.2 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Allocation Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Allocation Shares or property related to or arising from Allocation Shares held by the Trustee on behalf of the Participating Employee.

Equity Shares

14.3 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Equity Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Equity Shares or property related to or arising from Equity Shares held by the Trustee on behalf of the Participating Employee.

NED Shares

14.4 A Participating Director is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the NED Shares held by the Trustee on behalf of the Participating Director;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Director; and

(c) transactions or events related to NED Shares or property related to or arising from NED Shares held by the Trustee on behalf of the Participating Director.

Balance of Net Income

14.5 The balance of the Net Income of the Trust for a Year of Income to which no Participant is presently entitled in accordance with clauses 14.1, 14.2, 14.3 or 14.4 may, subject to compliance with any restrictions applicable by statute, common law or equity or the Listing

Rules, be applied, in whole or in part, for the benefit of one or more of the following beneficiaries as the Trustee thinks fit:

(a) an Employee (other than a director of a body corporate in the Group);

(b) a Participant (other than a director of a body corporate in the Group);

(c) a provident, benefit, superannuation or retirement fund established and maintained by IAGL;

(d) an employee share or option trust established for the benefit of all or any Employees of IAGL;

(e) a trust established and maintained for the benefit of all or any Employees of IAGL; or

(f) any charity nominated by the Trustee.

14.6 The balance of the Net Income of the Trust for a Year of Income to which no Participant is presently entitled in accordance with clause 14.1, 14.2, 14.3 or 14.4 and not applied in accordance with clause 14.5 may be accumulated by the Trustee as an Accretion to the Trust.

14.7 The Trustee may, prior to the termination of the Trust as set out in clause 19.1, if it thinks fit, apply that part of the capital of the Trust to which no Participant would be entitled as set out in clause 19 if the Trust was terminated at that time, in one or more of the following:

(a) in payment of any costs and expenses incurred by the Trustee in the execution or purported execution of the Trust or any of the powers, authorities or discretions vested in the Trustee; or

(b) for the benefit of any of the following beneficiaries as the Trustee thinks fit:

(i) an Employee;

(ii) a Participant; or

(iii) a provident, benefit, superannuation or retirement fund established and maintained by IAGL.

15 Amendment

15.1 Subject to clauses 15.2 and 15.3, IAGL may at any time by written instrument or by resolution of the Board, amend all or any of the provisions of this deed (including this clause 15).

15.2 No amendment of the provisions of this deed is to reduce the rights of any Participant in respect of Bonus Equity Shares, Allocation Shares, Bonus Equity Share Shares, NED Shares or Performance Award

Rights credited to the Account of the Participant prior to the date of the amendment, other than an amendment introduced primarily:

(a) to enable the Trustee or IAGL to take into account any changes to the system of taxation in Australia, including any proposed changes to the system of taxation in Australia, as a result of the Government's adoption of any recommendations made in the Report of the Review of Business Taxation submitted to the Government by the Ralph Committee;

(b) for the purpose of complying with or conforming to present or future State, Territory or Commonwealth legal requirements governing or regulating the maintenance or operation of the Plan or like plans;

(c) to correct any manifest error or mistake;

(d) to enable contributions or other amounts paid by any body corporate in the Group to the Trust to qualify as income tax deductions for that body corporate or any other body corporate in the Group; or

(e) to enable the Trustee or any body corporate in the Group to comply with the *Corporations Law* or the Listing Rules.

15.3 No amendment may be made except in accordance with and in the manner (if any) stipulated by the Listing Rules.

15.4 Subject to the above provisions of this clause 15, any amendment made pursuant to clause 15.1 may be given such retrospective effect as is specified in the written instrument or resolution by which the amendment is made.

16 Obligations and indemnity of the Trustee

16.1 Without derogating from the right of indemnity given by law to trustees, IAGL hereby covenants with the Trustee that it will indemnify and keep indemnified the Trustee in respect of all liabilities, costs and expenses incurred by the Trustee in the execution or purported execution of the Trust or any of the powers, authorities or discretions vested in the Trustee and from and against all actions, proceedings, costs, claims and demands in respect of any matter or thing done or omitted other than a claim arising out of the Trustee's negligence, dishonesty or the Trustee wilfully or knowingly being a party to a breach of trust.

16.2 The Trustee shall not be under any liability whatsoever except for its negligence, dishonesty, fraud or wilful default or except for the negligence, default or wilful breach of trust committed by any of its employees or agents acting as such.

16.3 Subject to clause 16.4, nothing in clause 16.1 enables the Trustee to recover any liabilities, costs and expenses from any Participant.

16.4 The Trustee is entitled to be indemnified by a Participant in respect of any Tax payable by the Trustee in respect of Shares held by the Trustee on behalf of the Participant.

16.5 Except as expressly provided in this deed, the Trustee will have no right of indemnity from a Participant personally.

17 Administration of the Plan

17.1 The Plan will be administered by the Trustee and the Board in accordance with this deed. The Board may make further rules for the operation of the Plan which are consistent with this deed.

17.2 Any power or discretion which is conferred on the Board by this deed must be exercised by the Board in the interests or for the benefit of IAGL, and the Board is not, in exercising any such power or discretion, under any fiduciary or other obligation to any other person.

17.3 Any power or discretion which is conferred on the Board by this deed may be delegated by the Board to a committee consisting of such Directors and/or other officers and/or employees of IAGL or a related body corporate of IAGL or to a third party and for such periods and on such conditions as the Trustee, IAGL or the Board, as the case may be, thinks fit.

17.4 The decision of the Board as to the interpretation, effect or application of this deed will be final and conclusive.

17.5 The Trustee and IAGL may each, from time to time, require a Participant to complete and return such other documents as may be required by law to be completed by the Participant or such other documents which the Trustee or IAGL considers should, for legal or taxation reasons, be completed by the Participant.

17.6 The Board may from time to time suspend the operation of the Plan and may at any time cancel the Plan. The suspension or cancellation of the Plan will not prejudice the existing rights of Participants.

18 Rights of Participants

18.1 Except as expressly provided in this deed, nothing in this deed:

(a) confers on any Employee the right to receive any Shares;

(b) confers on any Participant the right to continue as an employee of any body corporate in the Group;

(c) affects any rights which any body corporate in the Group may have to terminate the employment of any Employee;

(d) may be used to increase damages in any action brought against any body corporate in the Group in respect of any such termination; or

(e) confers on an Executive or Employee any expectation to become a Participant.

19 Termination of Trust

19.1 The Trust will terminate and be wound up as provided below upon the first to occur of the following events:

(a) an order being made or an effective resolution being passed for the winding up of IAGL (other than for the purpose of amalgamation or reconstruction);

(b) the Board determining that the Trust is to be wound up; and

(c) the day before the 80th anniversary of the date of this deed.

19.2 If the Trust is terminated, the Trustee must transfer to each Participant the Bonus Equity Shares, Allocation Shares, Bonus Equity Share Shares and NED Shares standing to the credit of the Account of the Participant.

19.3 The balance of the capital or income of the Trust to which no Participant is entitled in accordance with clause 14 may be applied in whole or in part for the benefit of one or more of the following beneficiaries as the Trustee thinks fit:

(a) an employee share or option trust established for the benefit of all or any Employees of IAGL;

(b) a provident, benefit, superannuation or retirement fund established and maintained by IAGL;

(c) a trust established and maintained for the benefit of all or any Employees of IAGL; or

(d) any charity nominated by the Trustee.

20 Sale and Indemnity

20.1 The Board may, at the time of offer of a Bonus Equity Share, Allocation Share, Bonus Equity Share or NED Share to a Participant, provide that the Participant is required to reimburse IAGL in the event that IAGL or any member of the Group is obliged to account for tax in connection with, or as a result of the grant or transfer of Bonus Equity Shares, Allocation Shares, Bonus Equity Share Shares or NED Shares to the Participant. The Board may determine the manner in which reimbursement is to occur, including without limitation by sale of the Shares held on behalf of the Participant.

21 Governing law, jurisdiction and process

21.1 This deed will be governed by the laws of New South Wales and will be construed and take effect in accordance with those laws.

EXECUTED as a deed

Execution page

THE COMMON SEAL of **INSURANCE AUSTRALIA GROUP LIMITED** is affixed in accordance with its constitution in the presence of:)

....	....
Signature of authorised person	Signature of authorised person
....	....
Office held	Office held
....	....
Name of authorised person (block letters)	Name of authorised person (block letters)

THE COMMON SEAL of **IAG Share Plan Nominee Pty Limited** is affixed in accordance with its constitution in the presence of:)

....	....
Signature of authorised person	Signature of authorised person
....	....
Office held	Office held
....	....
Name of authorised person (block letters)	Name of authorised person (block letters)

1. Registration of and beneficial interest in Bonus Equity Shares

1.1 Bonus Equity Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Bonus Equity Shares from the time of allocation.

1.2 By making an offer for Bonus Equity Shares in accordance with clause 4 of this deed, a Participating Employee agrees to be bound by the trust deed for the IAGL Bonus Equity Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for a Bonus Equity Share means the period commencing at the date of allocation of the Bonus Equity Share in accordance with clause 4.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) by a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Bonus Equity Share; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Bonus Equity Shares.

4. **Bonus Shares**

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Bonus Equity Shares are deemed to be Bonus Equity Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. **Share Rights**

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Bonus Equity Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Bonus Equity Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a Bonus Equity Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with a Bonus Equity Share or any legal or beneficial interest in a Bonus Equity Share:

(a) unless and until the Bonus Equity Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Bonus Equity Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Bonus Equity Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Bonus Equity Shares;

(b) may sell the Bonus Equity Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Bonus Equity Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Bonus Equity Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Bonus Equity Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Bonus Equity Shares allocated to a Participating Employee will be forfeited if the employment of the Participating Employee is terminated for serious misconduct involving dishonesty.

14. Early Release

14.1 A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may then, in its absolute discretion, determine that the Shares be released.

1. Registration of and beneficial interest in Allocation Shares

1.1 Allocation Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Allocation Shares from the time of allocation.

1.2 By making an offer for Allocation Shares in accordance with clause 5 of this deed, a Participating Employee agrees to be bound by the trust deed for the Allocation Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for an Allocation Share means the period commencing at the date of allocation of the Allocation Share in accordance with clause 5.5 and ending on the earliest of:

(a) the end of the day before the fifth anniversary of the allocation of the Share;

(b) the day the Participating Employee is no longer employed by <u>any</u> of the following:

(i) a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Allocation Shares; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Allocation Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Allocation Shares are deemed to be Allocation Shares for the purposes of this deed.

4.4 The Allocation Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Allocation Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the

Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Allocation Shares held by the Trustee n behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Allocation Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with an Allocation Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with an Allocation

Share or any legal or beneficial interest in an Allocation Share:

(a) unless and until the Allocation Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Allocation Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Allocation Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Allocation Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Allocation Shares;

(b) may sell the Allocation Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Allocation Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Allocation Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Allocation Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Allocation Shares allocated to a Participating Employee will be forfeited if the Employee is no longer employed by any of the following before the second anniversary of the allocation:

(i) a member of the Group; or

(ii) unless the Board determines otherwise, the employer of the Participating Employee at the date of allocation of the Allocation Shares;

except for cessation caused by:

a) redundancy;

b) Retirement;

c) death; or

d) Total and Permanent Disablement.

14. Early Release

A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may, in its absolute discretion, determine that the Shares be released.

Schedule 3 - Equity Shares Terms

1. **Registration of and beneficial interest in Equity Shares**

1.1 Equity Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Equity Shares from the time of allocation.

1.2 By making an offer for Equity Shares in accordance with clause 6 of this deed, a Participating Employee agrees to be bound by the trust deed for the Equity Share Plan and the constitution of IAGL.

2. **Interpretation**

2.1 **Restriction Period** for a an Equity Share means the period commencing at the date of allocation of the Equity Share in accordance with clause 6.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Equity Shares; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. **Right to dividends**

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Bonus Equity Share Shares.

4. **Bonus Shares**

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Bonus Equity Share Shares are deemed to be Bonus Equity Share Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Equity Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Right sold equal to the aggregate price for each Share Right sold in a block of Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the

Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Equity Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Equity Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with an Equity Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with an Equity Share or any legal or beneficial interest in an Equity Share:

(a) unless and until the Equity Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Equity Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Equity Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Equity Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Equity Shares;

(b) may sell the Equity Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Equity Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Equity Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Equity Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Equity Shares allocated to a Participating Employee will be forfeited if the employment of the Participating Employee is terminated for serious misconduct involving dishonesty.

14. Early Release

A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may then, in its absolute discretion, determine that the Shares be released.

Schedule 4 - NED Shares Terms

1. Registration of NED Shares and beneficial interest in NED Shares

1.1 NED Shares allocated to the Participating Director under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Director will be the beneficial owner of the NED Shares from the time of allocation.

1.2 By making an offer for NED Shares in accordance with clause 7 of this deed, a Participating Director agrees to be bound by the terms of the trust deed for the IAGL NED Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** means, in respect of a NED Share, the period commencing at the date of allocation of the NED Share in accordance with clause 7.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Trustee at the time of the invitation (not being less than 12 months);

(b) the day the Participating Employee ceases to be a Director of IAGL; or

(c) the day determined by the Trustee as the result of the Trustee determining that an Event has occurred.

3. Right to dividends

3.1 A Participating Director is entitled to receive all Cash Dividends paid on their NED Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Director is entitled to any Bonus Shares which accrue to the NED Shares held by the Trustee on behalf of that Participating Director.

4.2 The Bonus Shares must be registered in the name of the Trustee and held on trust by the Trustee on behalf of the Participating Director, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed;

(b) Bonus Shares issued in respect of NED Shares are deemed to be NED Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Director of any Share Rights which accrue to NED Shares held by the Trustee on behalf of that Participating Director.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Director may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) described by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Director) to be the cost of transferring the shares or securities to the Participating Director.

5.3 If the Participating Director does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after

deduction of the costs of sale incurred by the Trustee) to the Participating Director.

5.5 If the Trustee acquires, on behalf of the Participating Director, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Director. The Trustee may make it a condition of transfer that the Participating Director pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Director or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Director may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Director.

7. Voting rights

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Director as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL will enable, so far as practicable, relevant and lawful, the appointment of the Participating Director or the Participating Director's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Shares held by the Trustee on behalf of the Participating Director.

8. Right to attend, speak etc

8.1 The appointment of a Participating Director or the Participating Director's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Director or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Director nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Director will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of NED Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a NED Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Director must not assign, transfer, sell, encumber or otherwise deal with a NED Share or any legal or beneficial interest in a NED Share:

(a) unless and until the NED Share has been transferred to the Participating Director in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Director has until the day that is 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Director wishes to arrange through the Trustee the sale of all of the NED Shares held by the Trustee on behalf of the Participating Director; or

(b) give the Trustee a notice to transfer the NED Shares held on behalf of the Participating Director to the Participating Director.

12.4 Where the Trustee sells NED Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the NED Shares;

(b) may sell the NED Shares with other Shares (whether or not held on behalf of the Participating Director); and

(c) in relation to its obligation to pay the sale proceeds (if any) to the Participating Director may:

(i) deduct any costs of the sale before making a payment to the Participating Director; and

(ii) attribute a sale price to each NED Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the NED Shares to the Participating Director within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Director will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer NED Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 NED Shares allocated to a Participating Director will be forfeited if the Director is removed from office under Article 12.11 of the constitution of IAGL.

13.2 The Board may determine, for the purposes of an offer of NED Shares, that the NED Shares may be forfeited in the circumstances determined by the Board and notified to Participating Directors at the time of the offer.

Schedule 5 - Performance Award Rights Terms

1 Entitlement

1.1 Subject to term 7, each Performance Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price per Share of:

$$\frac{\$1}{\text{No of Performance Award Rights exercised}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Performance Award Right in accordance with these Terms.

1.3 Shares transferred on the exercise of Performance Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

2 Conditions for exercise of Performance Award Rights

2.1 A Performance Award Right which is a Vested Right (which has not lapsed) may be exercised by a Participant at any time before the end of the Exercise Period for the Performance Award Right. The date the Exercise Period will end is described in Column 2 of the table set out below and depends on the status of the Participant at the relevant time as described in Column 1 of the table.

Status of the Participant	The Exercise Period for the Performance Award Right ends on
(i) For a continuing Employee	10 years after the date of the grant of the Performance Award Right
(ii) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty):	the day which is 90 days after the later of: (i) the end of the Performance Period; or

Status of the Participant	The Exercise Period for the Performance Award Right ends on
(1) within 2 years of the grant of the Performance Award Right due to: (i) Retirement; (ii) redundancy (iii) death; (iv) Total and Permanent Disablement; or (2) after 2 years from the date of grant of the Right.	(ii) the date on which the person is no longer an Employee, (but not later than 10 years after the date of the grant of the Performance Award Right).
(iii) (1) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty) within 2 years of the grant of the Performance Share Right for a reason other than due to:- (i) Retirement; (ii) redundancy; (iii) death; (iv) Total and Permanent Disablement	the day which is 90 days after the date on which the person is no longer an Employee, (but not later than 10 years after the date of the grant of the Performance Award Right).

2.2 A Performance Award Right will lapse depending on the status of the Participant (as described in Column 1 of the table below) at the time described in Column 2 of the table below.

Status of the Participant	The day on which the Performance Award Right lapses

Status of the Participant	The day on which the Performance Award Right lapses
(i) For a person who is no longer an Employee due to serious misconduct involving dishonesty.	the date of ceasing to be an Employee (irrespective of whether it is a Vested Right).
(ii) For a person who is no longer an Employee within 2 years of the grant of the Performance Award Right (otherwise than due to: (1) Retirement; (2) redundancy; (3) death; (4) Total and Permanent Disablement; (5) with the approval of the Board; or (6) serious misconduct involving dishonesty.)	if the Performance Award Right is not a Vested Right on the day the person is no longer an Employee, the date of ceasing to be an Employee.
(iii) in the case of any other person.	if at the end of the Performance Period for the Performance Award Right the Performance Award Right is not a Vested Right, the end of that Performance Period; or if at the end of the Exercise Performance Award Period for a Vested Right the Right is unexercised, the end of the Exercise Period.

2.2A The Performance Period for a Performance Award Right (which has not lapsed) commences on 3 years from the date of grant of the Performance Award Right and depending on the status of the Participant as described in Column 1 ends on the date described in Column 2 of the table set out below.

Status of Participant	Date on which the Performance Period Ends
(i) For a continuing Employee.	5 years from the date of grant of the Performance Award Right.
(ii) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty): (1) within 2 years at the date of grant of the Performance Award Right due to: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board. (2) 2 years after the date of grant of the Performance Award Right.	the later of: (i) 4 years from the date of grant of the Performance Award Right; or (ii) 12 months from ceasing to be an Employee (but not later than 5 years from the date of grant of the Performance Award Right).

2.3 A Performance Award Right will become a Vested Right if the Performance Hurdle for the Performance Award Right is satisfied in the Performance Period for the Performance Award Right and the Trustee gives notice to the Participant that the Performance Hurdle has been satisfied. The Trustee will notify Participants within 14 days of the end of the Test Day on which the Performance Hurdle for the Performance Award Right has been satisfied.

2.4 The Performance Hurdle for a Performance Award Right will be satisfied if the Total Shareholder Return for a Share on the Test Day exceeds the Hurdle Growth Amount for the Share for the Test Day.

2.5 The Hurdle Growth Amount for a Test Day an amount being the Initial Market Value of a Share on the date of issue of the Performance Award Right compounded annually at 10% per annum from the date of grant of the Performance Award Right to the Test Day.

2.6 The Board may determine the day or days in the Performance Period on which it will be determined if the Performance Award Right becomes a Vested Right.

2.7 Clauses 2.7 to 2.15 (inclusive) set out the basis to determine for a Performance Award Right the Total Shareholder Return for a Share on the relevant Test Day:

(a) **Total Shareholder Return for a Share** in respect of a Performance Award Right on a Test Day means the sum of:

(i) the Market Value of a Share on the Test Day;

(ii) the Market Value of all Related Shares on the Test Day which have accrued in respect of the Share or a Related Share on or before the Test Day; and

(iii) the value of all Related Property (other than Shares) on the Test Day which has accrued in respect of the Share or Related Share on or before the Test Day,

reduced by the amount (if any) referred to in term 2.10.

(b) **Related Share** means a Share, or fraction of a Share, which has accrued in respect of the Share or is deemed to have accrued in respect of the Share or the Related Share on or before the relevant day.

(c) **Related Property** means property described in term 2.9.

2.8 The Shares which accrue to a shareholder in respect of a Share or a Related Share for the purposes of term 2.7 include those Shares which the Board determines it is appropriate to treat as accruing to a shareholder in respect of a Share and Related Shares and unless the Board otherwise determines includes:

(a) all bonus issues made in respect of the Share or a Related Share;

(b) all Shares which would be acquired by a shareholder if the shareholder exercised all Share Rights and entitlements to acquire Shares which accrue to the shareholder in respect of the Share or the Related Share;

(c) all Shares which would be acquired by a shareholder if all dividends received in respect of the Share or Related Share, were:

(i) applied under a dividend reinvestment plan in acquiring further Shares; or

(ii) if a dividend reinvestment plan is not available in respect of the dividend, the dividend was applied in acquiring further Shares at the lowest buy price during the one week immediately following the date of payment of the dividend (without taking into account any brokerage, stamp duty or incidental costs of acquiring the Shares); and

(d) all Shares which would be acquired by a shareholder if all distributions in cash, other than dividends, were applied in acquiring Shares at the lowest buy price during the one week immediately following the date of payment of the distribution (without taking into account any brokerage, stamp duty or incidental costs of acquiring the Shares).

2.9 Related Property (other than a Share or Share Rights or entitlements in respect of Shares or dividend or distribution in cash in respect of Shares) which accrues to a shareholder in respect of a Share or a Related Share for the purposes of this term includes that property which the Board determines it is appropriate to treat as accruing in respect of a Share and Related Shares and unless the Board otherwise determines includes:

(a) all property (other than a Share or Share Rights or entitlements in respect of Shares) which would be acquired by a shareholder if all rights to acquire the property which would accrue in respect of the Share or a Related Share, were exercised by the shareholder; and

(b) all amounts paid or payable to the shareholder in respect of the Related Property.

2.10 The Total Shareholder Return for a Share is reduced by the aggregate amount which the shareholder would have been required to pay to exercise rights or entitlements to acquire a Share or Related Property which accrues in respect of the Share or a Related Share but does not include uncalled amounts payable after the relevant day or amounts which may become payable in respect of partly paid Shares after the relevant day.

2.11 The Board may determine an appropriate basis for valuation of Related Property (other than a Share or Share Rights or entitlements in respect of Shares) which accrues to a shareholder in respect of the Share or Related Share.

2.12 If the shareholder may make an election in respect of a Share, a Related Share or Related Property, the Board may determine the manner in which that election is to be treated for the purposes of determining the Total Shareholder Return for a Share.

2.13 In determining the Total Shareholder Return for a Share:

(a) no adjustment is made for liability to tax which may arise by virtue of holding a Share, Related Share or Related Property including (without limitation):

(i) any distributions in respect of a Share, Related Share or Related Property; or

(ii) any Share or Related Property which accrues to a shareholder; and

(b) all distributions made are treated as if made without any deduction from the distributions including (without limitation) any withholding tax.

2.14 For the purposes of determining the Share or fractions of a Share or property which accrue in respect of a Share, a Related Share or Related Property, the Board may take into account a fractional interest even if the terms on which the Share, Share Rights, entitlements or property accrue do not provide for fractional interest.

2.15 For the purpose of this term a determination by the Board of the Total Shareholder Return for a Share shall be binding and conclusive.

3 Notice to Participant

3.1 If before the end of the Performance Period for a Performance Award Right:

(a) a takeover bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board);

(b) a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAGL or its amalgamation with any other companies;

(d) IAGL passes a resolution for voluntary winding up; or

(e) an order is made for the compulsory winding up of IAGL,

and the Board gives a notice under this term the Performance Award Right will become a Vested Right.

4 Method of exercise of Performance Award Rights

4.1 A Performance Award Right is exercised by the holder lodging the notice of exercise of Performance Award Right and application for Shares, together with the exercise price for each Share to be transferred on exercise and the relevant Performance Award Right certificate, with the Company Secretary of IAGL or such other person as the Board designates.

4.2 Performance Award Rights must be exercised in multiples of 100, unless the Holder exercises all Performance Award Rights able to be exercised at that time. The exercise of some Rights only does not affect the Holder's right to exercise other Performance Award Rights at a later time. If the Holder exercises less than all Performance Award Rights represented by a certificate then IAGL will cancel the certificate and issue a new certificate for the balance.

5 No Transfers

Performance Award Rights may not be transferred.

6 Quotation of Performance Award Rights and Shares

Performance Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Performance Award Rights are not already listed for official quotation and Shares of IAGL are listed at that time, IAGL will make application to ASX for official quotation of the Shares transferred on the exercise of Performance Award Rights as soon as practicable after the Shares are transferred.

7 Participation in future issues

Participation generally

7.1 A Participant may only participate in new issues of securities to holders of Shares if the Performance Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Performance Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus issues

7.2 If IAGL makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Performance Award Right will be altered as follows:

(i) the number of Shares which the Holder is entitled to have transferred on exercise of the Performance Award Right (S) is determined by the formula:

$$S = N + (N \times R)$$

where:

N = The number of Shares per Performance Award Right which the Participant is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

(ii) the exercise price per share of a Performance Award Right will not be changed.

Share Rights issues

7.3 If IAGL makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the issue then the exercise price per Performance Award Right will not be changed.

The number of Shares which the participant is entitled to have transferred on exercise of the Performance Award Right will not change.

Aggregation

7.4 If Performance Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Performance Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

7.5 In the event of any reconstruction of the issued ordinary capital of IAGL the number of shares attaching to each Performance Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAGL (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(i) Consolidation; and

(ii) Subdivision:

$$S = C \times \frac{B}{A};$$

(iii) Reduction of capital by return of share capital:

$$S = C;$$

(iv) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$$S = C;$$

(v) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$$S = C \times \frac{B}{A};$$

where:

A = The total number of Shares in issue before the capital reconstruction;

B = The total number of Shares in issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right after the reconstruction.

The exercise price per Performance Award Right will not be changed.

8 Lapse

A Holder may request that some or all of the Performance Award Rights held by that Holder lapse.

9 Liability for tax

9.1 If IAGL, or any company in the Group which is the employer or former employer of a Participant **("Employer Company")**, is obliged as a result of a Participant exercising a Performance Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature **("Tax")**, then the Employer Company is entitled to be reimbursed by the Participant for the amounts paid to the tax authority.

9.2 Where term 9.1 applies, the Trustee is not obliged to transfer Shares to the Participant on exercise of their Performance Award Right unless IAGL is satisfied that arrangements have been made for reimbursement. The arrangements that IAGL may make include, without limitation, the sale of Shares acquired on exercise of the Participant's Performance Award Right.

10 Advice

IAGL must give notice to each Holder of any adjustment to the number of shares which the Holder is entitled to have transferred on exercise of a Performance Award Right or the exercise price per share in accordance with the Listing Rules.

11 Notices

Notices may be given by IAGL to the Holder in the manner prescribed by the constitution of IAGL for the giving of notices to members of IAGL and the relevant provisions of the constitution of IAGL apply with all necessary modification to notices to Holders. In addition, where the Board considers it appropriate, electronic notices may be given by IAGL to a Participant.

12 Interpretation

12.1 In this Schedule words and expressions which have a particular meaning under this deed have the same meaning and, in particular:

Holder means the holder of a Performance Award Right.

Hurdle Growth Amount for a Test Day means the amount calculated under term 2.5 for the Test Day.

Initial Market Value of a Share on a day means the weighted average of the prices at which Shares in that class were traded on the stock market of ASX during the one month period up to and including that day.

Listing Rules means the Listing Rules of ASX.

Market Value means, for a company (including IAGL) for a day, the average market value of a share in the company during the one month period up to and including the day based on the daily closing price of the shares.

Participant means a Holder who is an Executive.

Performance Hurdle means the performance hurdle described in term 2.4.

Performance Period means the period described in term 2.2A.

Test Day means a day or days in the Performance Period determined by the Board under Clause 2.6.

Vested Right means a Performance Award Right that has become a Vested Right in accordance with terms 2.3 or 3.1.

12.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

12.3 Headings are inserted for convenience and do not affect the interpretation of these terms.

Bonus Equity Shares Terms

1. **Registration of and beneficial interest in Bonus Equity Shares**

1.1 Bonus Equity Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of the Trust Deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Bonus Equity Shares from the time of allocation.

1.2 By making an offer for Bonus Equity Shares in accordance with clause 4 of the Trust Deed, a Participating Employee agrees to be bound by the Trust Deed and the constitution of IAG.

2. **Interpretation**

2.1 In these terms, the following words and phrases have these meanings unless the contrary intention appears:

Accretion means any accretion, dividend, distribution, entitlement, benefit or right of whatever kind whether cash or otherwise which is issued, declared, paid, made, arises or accrues directly or indirectly to or in respect of a Share including, without limitation, any such entitlement relating to a subdivision, consolidation or other reconstruction, any rights issue, bonus issue, Entitlements Offer, or distribution from any reserve of IAG and any reduction of capital.

ASX means Australian Stock Exchange Limited.

Board means all or some of the Directors acting as a board of IAG or, if the relevant powers or discretions have been delegated by the Board, the committee or individuals acting as delegates of the Board.

Bonus Equity Share means a Share allocated under clause 4 of the Trust Deed.

Bonus Equity Share Plan means the terms of the Trust as they apply to Bonus Equity Shares.

Bonus Shares means the shares in respect of the Shares held by the Trustee on behalf of a Participant issued as part of a bonus issue to security holders of IAG.

Cash Dividend means a dividend declared or paid with respect to Shares which is payable wholly in cash or, in the case of a dividend declared or paid with respect to Shares which is payable only partly in cash, that part of the dividend which is payable in cash.

Director means a director of IAG.

Employee means at the relevant time a permanent full time employee of a body corporate which is in the Group and a part time, fixed term or casual employee of the body corporate at that time (including a director of a body corporate in the Group who holds on a permanent full time or part time basis salaried employment in a body corporate which is in the Group).

Entitlements Offer means an offer to subscribe for or otherwise acquire issued or unissued securities, whether of IAG or any other body.

Event means:

(a) a takeover bid is made to the holders of issued ordinary fully paid shares in IAG (other than as a result of an allotment or transfer approved by the Board);

(b) a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting shares in IAG (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies;

(d) IAG passes a resolution for voluntary winding up; or

(e) an order is made for the compulsory winding up of IAG.

Executive means an Employee whom the Board determines to be in an executive position.

Group means IAG and each body corporate that is a subsidiary of IAG under Division 6 of Part 1.2 of the Corporations Act.

IAG means Insurance Australia Group Limited (ABN 60 090 739 923).

IAG shares or **shares** means fully paid ordinary shares in the capital of IAG.

Participating Employee means an Employee (including an Executive) who is participating, or who

has been invited and has applied to participate, in the Plan in accordance with clause 4 of the Trust Deed.

Restriction Period for a Bonus Equity Share means the period commencing at the date of allocation of the Bonus Equity Share in accordance with clause 4.5 of the Trust Deed and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

   (i) by a member of the Group; or

   (ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Bonus Equity Share; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

Share means:

(a) the ordinary fully paid shares in the capital of IAG or any other financial instrument or security allocated to a Participant in accordance with clause 4 of the Trust Deed; and

(b) Bonus Shares which are deemed to be Shares by virtue of the terms of Bonus Equity Shares.

Share Rights means any rights to acquire shares or securities issued or to be issued by IAG.

Trust Deed means the trust deed for the IAG Share and Performance Awards Rights Trust dated 12 February 2001 between IAG and the Trustee, as amended from time to time

Trustee means initially IAG Share Plan Nominee Pty Limited and thereafter means the trustee from time to time of the Trust.

3. Right to dividends

3.1 Subject to the terms of the Trust Deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Bonus Equity Shares.

4. **Bonus Shares**

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of the Trust Deed; and

(b) Bonus Shares issued in respect of Bonus Equity Shares are deemed to be Bonus Equity Shares for the purposes of the Trust Deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. **Share Rights**

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Bonus Equity Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAG to sell some or all of the Share Rights to the extent permitted by law; or

(b) both

(i) written instructions in the form (if any) prescribed by IAG to acquire, to the extent permitted by law, some or all of the shares or securities in IAG to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting rights

7.1 IAG will send, or will make arrangements with the person charged with maintaining the IAG Share Register from time to time to send, notices (including the IAG annual report), or copies of them, that are sent to the registered holders of shares to the Participating Employee either in physical or electronic form.

7.2 The Participating Employee may give the Trustee written notice, in physical or electronic form, indicating how and whether it would like the Trustee to vote in respect of voting rights attaching to the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee.

8. Voting by Trustee

8.1 The Trustee will exercise the voting rights attaching to Bonus Equity Shares in accordance with the instructions of a Participating Employee given in accordance with term 7.2 and received by the Trustee not less than 5 business days prior to the relevant meeting.

9. Failure to provide information

9.1 IAG and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1, 7.2 or 8.

10. Failure to provide voting directions

10.1 In default of the Trustee receiving prior written instructions from a Participating Employee given in accordance with terms 7.2, the Trustee may exercise the voting rights attaching to the Bonus Equity Shares of the Participating Employee as it thinks fit (including a power to abstain from voting).

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAG as a result of the exercise by the Trustee or IAG of a power, discretion or determination under terms 7 to 10.

12. Transfer of Bonus Equity Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a Bonus Equity Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with a Bonus Equity Share or any legal or beneficial interest in a Bonus Equity Share:

(a) unless and until the Bonus Equity Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Bonus Equity Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Bonus Equity Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Bonus Equity Shares;

(b) may sell the Bonus Equity Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Bonus Equity Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Bonus Equity Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAG as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Bonus Equity Shares under this term is subject to the power of the Board set out in clause 19 of the Trust Deed.

6 September 2004

Name
Address

Dear

Re: Bonus Equity Share Plan allocation

To finalise your application under the Bonus Equity Share Plan in respect of your 2003/2004 Short Term Incentive, please complete the attached Application Form.

The form requires the details of your residential address, bank details and signature. This information is required by Computershare Plan Managers to enable them to create an account for your Bonus Equity Shares.

The restriction period noted on the Application Form is based on the information on the Preference Form you completed earlier this year.

Please return your completed Application Form to,

Hanna Meyer, Remuneration and Benefits – Share Plans,
By mail to, Level 13, 388 George Street, Sydney, *Or*
By fax to, (02) 9292 9970

Your Application Form must be received **no later than 5pm EST on 10 September 2004.**

Computershare Plan Managers will write to you to confirm details of your allocation shortly after approval by the Plan Trustee.

If you have any questions or need any additional information, please contact Diane Barnes on (02) 9292 3363 or Catherine Bylett on (02) 9292 8107

Yours sincerely

Alex Christie
Senior Manager Remuneration and Benefits

BONUS EQUITY PLAN – IAG STI PARTICIPANTS

APPLICATION FORM

Title: **Mr** ☐ **Mrs** ☐ **Miss** ☐ **Ms** ☐

Payroll No: ☐

Name: ☐

Residential Address: ☐

Telephone No: ☐

Please pay my dividends to the following account (if you do not complete this section, any dividends will be paid into the account you have previously selected, or if you have made no previous selection, by cheque):

Your Bank Account Details **BSB:** ☐ **Account No.** ☐

Name in which account is held: ....

(Note: The account must be in the name of the registered shareholder. If a joint account, the shareholder must be one of the account holders.)

Type of Account:
(eg passbook, cheque etc) ☐

Name of Institution: ☐

Branch *(full address)*: ☐

IMPORTANT: Please return both this page and the page containing your signature, or we may be unable to process this preference form

To: IAG Share Plan Nominee Pty Ltd (ABN 52 095 125 152) (**Trustee**), trustee of the IAG Bonus Equity Share Plan (**Plan**) and the Board of Insurance Australia Group Limited (**IAG**):

1 I offer to acquire the number of ordinary shares in IAG (**IAG Shares**) determined by the following formula, in accordance with the Bonus Equity Shares Terms (**Terms**):

$$A = \frac{B}{C}$$

Where:

A = number of the IAG Shares I offer to acquire (to the nearest whole number)

B = the dollar value of % of my Performance Bonus, such value being $

C = the weighted average trading price of an IAG Share in the one week period ending on the day before the allocation date

<u>This Offer Form should be returned by 10 September 2004</u>

2 I acknowledge that the IAG Shares allocated to me upon the acceptance of this offer will be held by the Trustee in accordance with the Terms.

3 For the purposes of Term 2.1, the Restriction Period is __ years.

4 I acknowledge that I will be liable for any costs associated with the transfer or sale of any of my IAG Shares by the Trustee after the Restriction Period.

5 I authorise IAG and Trustee jointly and severally to complete and execute any documents necessary to effect the grant of IAG Shares to me.

6 I have received and read a copy of the Terms and the Plan Explanatory Booklet.

7 I agree to be bound by the:

(a) IAG Share and Performance Award Rights Plan Trust (**Trust Deed**);

(b) Constitution of Insurance Australia Group Limited; and

(c) Terms, and

(d) restrictions on dealing with shares as set out in the Plan.

8 All details and statements made on this form are complete and accurate and I acknowledge that these details and statements may be relied upon by IAG and Trustee in considering and processing this application and making subsequent disclosures to ASX and ASIC and any other relevant regulatory body.

9 I agree that by returning this form, I apply for the number of IAG Shares, in the form of Bonus Equity Shares, determined in the manner set out on this

form and make the agreements, acknowledgments, declarations and authorisations set out above.

10 I understand that defined words and expressions in the Terms and Trust Deed have, unless the contrary intention appears, the same meaning in this form.

11 In providing the personal information contained in this application to IAG, I acknowledge and agree that:

(a) IAG needs to collect, use and disclose this personal information in order to calculate and arrange for the Trustee to acquire and allocate on my account the IAG Shares, any subsequent dividends and voting rights, to generally administer the Plan in accordance with the Terms and to fulfil IAG's obligations of disclosure to the ASX and ASIC and any other relevant legislative and regulatory requirements;

(b) I can choose not to provide some or all of this personal information but that this may result in this application being rejected and the Trustee being unable to allocate the IAG Shares and distribute any dividend resulting from the IAG Shares;

(c) For the purposes outlined in (a), IAG can collect the personal information from and disclose it to any related entity, particularly the Trustee, the share registry of the Plan, ASX, ASIC, and any other regulatory or enforcement agency or an agent of any of these in order to comply with its disclosure and other obligations required by law or relevant regulation; and

(d) I can gain access to the personal information relating to me by contacting IAG through Alex Christie, Senior Manager Remuneration & Benefits.

Date: .... Signature: ....

RETURN TO:	**Hanna Meyer - Remuneration & Benefits – Share Plans** **Human Resources - Insurance Australia Group Limited**
BY HAND OR MAIL:	**Level 13, 388 George Street** **SYDNEY NSW 2000**
BY FAX:	**Via fax on: 02 9292 9970**
	<u>NO LATER THAN: 5pm EST on 10 September 2004</u>

Insurance Australia Group

IAG Bonus Equity Share Plan
Explanatory Booklet
Short Term Incentive Participants

2004

Table of Contents

This booklet has been written to provide you with information on the IAG Bonus Equity Share Plan. In the event of any inconsistency between this booklet and the Bonus Equity Shares Terms, the Bonus Equity Shares Terms will prevail.

The IAG Bonus Equity Share Plan

Purpose of the Plan

The IAG Bonus Equity Share Plan enables IAG to provide up to 50% of the Short Term Incentive (**STI**) to which you may become entitled in the form of ordinary IAG shares held by the Trustee of the Plan.

Participation in the Plan will have tax consequences for you. These are summarised in a general manner in the Australian Tax Guide later in this booklet.

Participation is Optional

You are not obliged to express a preference to be provided with Bonus Equity Shares or to participate in the Plan. However, **if you complete the Preference Form and are subsequently invited to apply for Bonus Equity Shares and choose not to participate (by not returning the Application Form), you will not receive an equivalent amount of your STI in cash**.

Preference Forms

Together with this booklet, you will have received a Preference Form in which you are invited to indicate a preference in relation to your STI. IAG may, but is not obliged to, provide any part of your STI in accordance with your preference.

You may express a preference for:

- the percentage of your STI that you wish to be provided with in the form of Bonus Equity Shares under the Plan. This may be up to 50% of your STI payment; and

- the 'restriction period' for your Bonus Equity Shares. This may be any whole year between 1 year and 10 years. If you fail to express a preference for the restriction period, you will be deemed to have selected a restriction period of 5 years.

If you wish to participate in the Plan, you will need to return your Preference Form to Remuneration & Benefits no later than 5pm EST on 31 May 2004.

Participation In The IAG Bonus Equity Share Plan

4 Steps to Participate

Follow these steps to participate in the Plan:

1. Read the material contained in this booklet.
2. Seek independent advice from a licensed financial adviser if you are unsure whether to participate in this Plan and be provided shares in IAG.
3. If you wish to participate, ensure that your completed and signed Preference Form is received by Remuneration & Benefits by **5:00 pm EST** on **31 May 2004**. You cannot receive Bonus Equity Shares under the Plan if your Preference Form is not received by this time. Late Preference Forms cannot be processed.
4. Ensure that you complete and sign the Application Form, which you may receive in August 2004, and that your completed form is returned by the time specified on that Application Form.

You will still need to complete an Application Form

Invitations to apply for Bonus Equity Shares will not be made if you are not entitled to receive any STI for the relevant period.

However, if an STI is payable, Participating Employees who have returned a Preference Form will be asked to complete an Application Form for Bonus Equity Shares.

If you completed the Preference Form and are subsequently invited to apply for Bonus Equity Shares and you choose not to participate (by not returning the Application Form), you will not receive an equivalent amount of your STI in cash.

Timetable for the Plan

It is presently expected that any issue of Bonus Equity Shares under the Plan would be:

Preference Forms and booklets distributed	April 2004
Closing date for preferences	31 May 2004
STI results approved by IAG Board (as part of approval process for full financial results)	16 August 2004
Distribution of Application Forms	17 August 2004
Closing Date for Applications for Bonus Equity Shares	24 August 2004
Anticipated date for acceptance of applications and allocation of Bonus Equity Shares.	1 September 2004
Remuneration Review Outcomes (components other than Bonus Equity Shares)	Monthly Payroll 15 September 2004 (effective 1 September 2004) Fortnightly Payroll 9 September 2004 (effective 6 September 2004)

These dates may be varied by the Board in its discretion.

Calculation of Number of Bonus Equity Shares you receive

If IAG determines to provide a component of your STI in the form of Bonus Equity Shares this amount will be set out on your Application Form. If you participate in the Plan, you will be allocated Bonus Equity Shares. The number of Bonus Equity Shares you will be allocated will depend upon the dollar value of your STI to be provided in Bonus Equity Shares and the volume weighted average trading price of IAG shares in the one week period ending on the day before the allocation date. You are not required to pay any additional amount for these Bonus Equity Shares.

The number of Bonus Equity Shares you will be allocated is calculated as follows:

$$A = \frac{B}{C}$$

Where:

A = the number of the Bonus Equity Shares you will be allocated

B = the component of your STI to be provided in the form of Bonus Equity Shares, represented as a number of dollars; and

C = the volume weighted average price of an ordinary IAG share in the one week period ending on the day before the allocation date.

For example...

If the component of your STI to be provided in the form of Bonus Equity Shares was $30,000 and the volume weighted average trading price of ordinary IAG shares in the one week period ending on the day before the allocation date was $5.00, you would be allocated 6,000 Bonus Equity Shares. The cash amount of your STI would be reduced by the value provided in the form of Bonus Equity Shares:

$$A = \frac{\$30{,}000}{\$5.00}$$

$$\therefore A = 6{,}000 \text{ Bonus Equity Shares}$$

Confirmation that your Acceptance Form has been received

You will receive a holding statement confirming the number of Bonus Equity Shares which have been allocated to you and which are being held by the Trustee on your behalf.

Your Bonus Equity Shares

The Trustee will hold the Bonus Equity Shares on your behalf until the end of the restriction period. During this time you will not be able sell or otherwise deal with them.

At the end of the restriction period, you can choose to either sell or keep the shares.

All dividends paid on Bonus Equity Shares are yours from the time they are allocated to you and will be distributed to you in accordance with the Bonus Equity Shares Terms. You also have other rights that you can exercise, voting rights attached to the Bonus Equity Shares. These are discussed in greater detail in question 8 later in this booklet.

Other things you should know

1 The Bonus Equity Share Plan

The Bonus Equity Shares allocated to Participating Employees under the Plan will be held on their behalf by the Trustee of the Plan and are subject to a trust deed and the Bonus Equity Shares Terms.

The Trustee will hold the legal title to the shares. However, Participating Employees will be the beneficial owners, giving them rights to dividends and rights to exercise voting rights attaching to the Bonus Equity Shares.

A copy of the Bonus Equity Shares Terms accompany this booklet. If there is any inconsistency between them and this booklet, the Bonus Equity Shares Terms will prevail. Further details relating to the Plan can also be found in the trust deed relating to the Plan. A copy of the trust deed is available on request.

2 When can I sell my Bonus Equity Shares?

You cannot sell or otherwise deal with your Bonus Equity Shares until the end of the restriction period.

Once the restriction period has ended you can either retain or sell your Bonus Equity Shares. You will need to instruct the Trustee once you have decided what you would like to do. The share plan manager, currently Computershare Plan Managers, will contact you at the end of the restriction period regarding your instruction.

If you decide to retain the Bonus Equity Shares, you will be provided with the relevant form for transferring them into your name. A transfer fee, which is charged by Computershare Plan Managers, will apply.

If you decide to sell the Bonus Equity Shares, you will be provided with the relevant form. They will then be sold on your behalf and you will be paid the proceeds of the sale (after deduction of the third party costs of the sale).

If you do not give any instructions to the Trustee within two months of the end of your restriction period, the Trustee will transfer the Bonus Equity Shares to you and you will be liable to pay a transfer fee to the Share Plan manager, currently Computershare.

3 What is the restriction period?

The restriction period will end on the earlier of:

- the time at which you are no longer employed by any of the following:
    - your employer at the date of allocation; or
    - any member of the IAG Group.
- the date the Trustee notifies you that the Board of IAG has determined that an "Event" has happened. An '**Event**' is explained below in question 6.
- the end of the period determined by the Board of IAG at the time the Bonus Equity Shares are allocated to you.

The restriction period determined by the Board of IAG at the time the Bonus Equity Shares are allocated to you will be at least 1 year and will not be longer than 10 years from the date of allocation of the Bonus Equity Shares. Your Preference Form allows you to express a preference for the restriction period to apply to your Bonus Equity Shares. IAG is not obliged to accept your preference. The length of the restriction period may affect the time at which you are assessed on the value of your Bonus Equity Shares for income tax purposes.

Please refer to the tax guide supplied with this booklet for details of the tax implications of the restriction period ending.

4 Fees when Bonus Equity Shares are sold or transferred

If you sell your Bonus Equity Shares, whether by arranging for the Trustee to sell them on your behalf, or otherwise, transaction costs (a sale fee and a brokerage fee) will apply. Fees will be invoiced by the Share Plan manager, currently Computershare.

A fee will also apply if you choose to have the Bonus Equity Shares transferred to you.

5 Risks associated with Bonus Equity Shares

If you acquire Bonus Equity Shares under the Plan, you can benefit from any increase in the IAG share price and from any dividends paid. But there is no guarantee that the Bonus Equity Shares will grow in value - they could and may well decline. There is no guaranteed return.

If you have any queries about participating in the Plan, you should consult a financial adviser.

6 What is an "Event"?

An Event occurs when:

- a takeover bid is made to the holders of issued ordinary fully paid shares in IAG (other than as a result of an allotment or transfer approved by the Board);
- a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting shares in IAG (other than as a result of an allotment or transfer approved by the Board);
- pursuant to an application made to the Court, the Court convenes a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies;
- IAG passes a resolution for voluntary winding up; or
- an order is made for the compulsory winding up of IAG.

7 Insider trading considerations

In accordance with IAG's insider trading policy, you should not buy or sell IAG shares if you have access to information that is not generally available and, if it were generally available, would reasonably be expected to have a material effect on IAG's share price.

You should discuss your position with Head of Group Compliance if you believe you have price-sensitive information at the time you wish to sell any shares in IAG.

8 Voting rights

While the Trustee holds the Bonus Equity Shares for you, the Trustee will provide you with all notices of general meetings in respect of these shares.

You can instruct the Trustee to cast votes in relation to the Bonus Equity Shares it holds on your behalf at any meeting of shareholders. If you do not instruct the Trustee how to vote in relation to your Bonus Equity Shares, the Trustee may exercise the voting rights as it sees fit. This includes the Trustee abstaining from voting.

9 Share price information

Once the Bonus Equity Shares are allocated by the Trustee on your behalf, you will be provided with a holding statement that outlines the market price and the number of Bonus Equity Shares you have received by participating in the Plan.

Most major newspapers in Australia contain a list of daily share prices in the business section. The Australian Stock Exchange code for IAG is IAG. The current IAG share price is available from the InsideIAG homepage.

10 Tax considerations

The Australian tax guide included in this booklet provides information about Australian tax and Bonus Equity Shares. You are encouraged to seek your own tax advice. New Zealand employees, and other employees who are not residents of Australia for tax purposes, should seek their own tax advice.

Key Terms

Board

This refers to the Board of Directors of Insurance Australia Group Limited (ABN 60 090 739 923) or its authorised delegates.

Bonus Equity Shares Terms

The terms approved by the Board for the Bonus Equity Shares to be issued under the Plan.

Group

This means Insurance Australia Group Limited and its subsidiary companies.

IAG

This refers to Insurance Australia Group Limited (ABN 60 090 739 923) or any of its related bodies corporate.

Participating Employee

An employee who is participating in the Plan.

Plan

In this explanatory booklet, the taxation summary and preference forms, this refers to the IAG Bonus Equity Share Plan.

Short Term Incentive (STI)

This refers to any eligible payment due under the IAG Short Term Incentive Plan as defined by the current IAG Short Term Incentive Plan Policy.

Trustee

A trustee is a person or company that holds the assets of a trust on behalf of other people. A trustee is given powers, within legal obligations, to administer the trust. For the Bonus Equity Share Plan, the trustee is IAG Share Plan Nominee Pty Ltd (ABN 52 095 125 152).

Frequently Asked Questions

Why do I have to fill in an Application Form if I return my Preference Form?

Your Preference Form indicates to IAG the form in which you would prefer to receive any STI to which you might become entitled. IAG will make an invitation for you to complete an Application Form. Your completed Application Form authorises the Trustee to acquire Bonus Equity Shares on your behalf. It also evidences that you agree to the terms and conditions of the Plan, as described in this booklet, and agree to be bound by the constitution of IAG. You will be required to complete an Application Form for each Performance Bonus that is to be provided to you in the form of Bonus Equity Shares.

When do I get paid dividends on the Bonus Equity Shares?

IAG generally pays dividends twice a year. However, the payment of dividends depends on a number of things, including IAG's profitability, its cash requirements and dividend policy. Your Shares will be eligible for dividends from the time they are allocated to you. No assurance can be given as to the timing and amount of dividends to be paid by IAG.

How do I receive my dividends?

The amount of any dividend will be directly credited to the bank account you nominate on your Application Form or provided to you by cheque if you do not wish to receive them by way of direct credit. Employees who do not provide their tax file number may have tax deducted from their dividends.

Are the dividends fully franked?

Historically, the Board has franked dividends to the maximum extent possible. However, the level of franking may vary and will depend on a number of factors, including IAG's earnings, the amount of tax paid by IAG and the relevant tax legislation. No assurance can be provided as to the level of franking of any dividends.

What about rights issues?

You will receive notice of any rights issues and may, within seven days of receiving the notice, instruct the Trustee to either acquire or sell the rights on your behalf. You will be required to pay for any rights you acquire in relation to the Bonus Equity Shares you acquire.

What about bonus issues?

You will be entitled to any bonus shares issued in respect of your Bonus Equity Shares, but they will be held in trust on your behalf on the same basis as the Bonus Equity Shares you receive.

Will the value of the Bonus Equity Shares acquired under this Plan appear on my Payment Summary?

No, the value of the Bonus Equity Shares will not appear as part of your gross income on your Payment Summary for the income year ending 30 June 2004 or 30 June 2005. It is also **not** a reportable Fringe Benefit.

You will be responsible for reporting and paying the tax referable to your participation in the Plan.

What if I lose my Preference Form or my Application Form?

If you lose your Preference or Application form, you should contact Remuneration & Benefits for a replacement.

What happens if I need to change my name, address or banking details?

You should forward your change of address and banking instructions in writing to Computershare Plan Managers if you need to change your details. Changes to names must be supported by copies of documentation (e.g. marriage certificate).

Who should I contact if I have a question?

If you have a question in relation to this offer or the Plan, please contact a Remuneration & Benefits team member.

Australian Tax Guide

The following guide is intended only as a summary of the Australian taxation considerations of participating in the Plan. Neither IAG nor the Trustee of the Plan accepts responsibility for reliance on this summary by any person.

The tax consequences of participating in the Plan and being provided with Bonus Equity Shares in IAG in the income year ended 30 June 2005 may vary depending on your particular circumstances.

The taxation consequences will be different if you are not an Australian resident for tax purposes.

The information in this document is important and you should read it carefully before preparing your tax return. We also recommend that you provide a copy of this document to your tax agent or the person who prepares your tax return.

This summary does not deal with the tax consequences for those employees who have participated in employee share or option schemes with other employers in the year ended **30 June 2005**. It is important you consult your tax adviser if you have participated in any employee share or option schemes with other employers in the year ended 30 June 2005.

Tax Deferral and Election Information

Your Taxation Options

Under Australia's tax laws, you can choose to be assessed on the full market value of your Bonus Equity Shares when they are allocated to you (by making an election) or you can defer tax until a later date. The amount on which you are assessed at this later time may be different to the amount that you would have been assessed on if you had elected to be assessed at the time the Bonus Equity Shares were allocated to you. The capital gains tax consequences of participating in the Plan may differ depending on whether or not you make an election in relation to your Bonus Equity Shares.

Any election you make for the relevant year of income may apply to other shares and rights you acquire under employee share or option schemes in that tax year of income either with IAG or with another employer. That is, for example, any election you make in relation to your participation in the Plan may apply to your participation in other employee share or rights plans in that year of income. Equally, any election you make in

relation to another employee share or rights plans in the relevant year of income may apply to your participation in the Plan.

As a result, it is important that, in deciding whether to make an election in relation to your Bonus Equity Shares, you take into account any other shares or rights you may acquire or have acquired in the relevant tax year of income and your preferred tax treatment for those other shares or rights.

It is particularly important that you seek professional tax advice in deciding whether to make the election, and that the advice you seek takes account of different shares and rights you may have been granted in the same year under employee share plans as well as the different views as to the availability of the capital gains tax concession when you make the election.

How do you make an election (Tax Upfront)?

If you want to make an election to be taxed at the time of the allocation of your Bonus Equity Shares, the election must be made in writing and be made before the date you lodge your 2005 income tax return.

Computershare Plan Managers will provide you with a sample election form on request to assist you to prepare your tax return.

You do not need to lodge the election with your income tax return but you should keep the election with your taxation records.

How do you select Tax Deferral?

To select Tax Deferral, you need not do anything. Unless you make an election, you will automatically be taken to have selected Tax Deferral.

Income tax payable

If you do not make an election, the allocation of the Bonus Equity Shares to you will not be a taxable event. Instead, you will be assessed at the time referred to as the 'Cessation Time'. The 'Cessation Time' is the earliest of:

(a) the end of the Restriction period determined by the Board at the time of your invitation to apply for Bonus Equity Shares;

(b) the time when you are no longer employed by any of:

   (i) the company which was your employer at the time you acquired the shares under the Bonus Equity Share Plan; or

   (ii) any other company in the IAG group; and

(c) the Board of IAG determining that an 'Event' has happened as defined in the Plan.

The market value of your shares at the Cessation Time?

In the year of income in which the Cessation Time occurs, you should be assessed on the 'tax market value' of the Bonus Equity Shares at the Cessation Time (except where the 30-Day Rule applies - see below).

Broadly, the 'tax market value' of 1 share is calculated as the volume weighted average of the prices at which shares in IAG were traded on the Australian Stock Exchange during the one week period up to and including the day on which the Cessation Time occurs.

Deferral Option - Capital Gains Tax

The 30-Day Rule

Generally, if you dispose of your shares within 30 days ('30-Day Rule') after the Cessation Time the amount on which you are assessed will differ from the market value of your shares at the Cessation Time. For shares acquired under the Plan the assessable amount will be the whole amount of your sale proceeds. Capital gains tax rules do not apply to the disposal of Bonus Equity Shares under the '30-Day Rule'.

Capital Gains Tax

Under the capital gains tax provisions, if you do not dispose of the shares within 30 days after the Cessation Time you may be assessed for capital gains tax for the year in which you dispose of your shares. In simple terms, the capital gain is calculated on the basis of the excess of the proceeds from the disposal of the shares over the 'cost base' of the shares.

The cost base of your shares for capital gains tax purposes will be equal to the 'tax market value' of your shares at the Cessation Time. Any costs you may have incurred relating to the acquisition and disposal of your shares may be added to your cost base.

Your disposal proceeds may also be **less** than the cost base. In this case, again in simple terms, the difference will be the amount of your capital loss. A capital loss may be offset against any capital gains you may have derived in that year or a later year. However, you cannot claim a tax deduction for capital losses against other assessable income.

Capital Gains Tax concession

If you dispose of your shares 12 months or more after you acquire them for tax purposes, you will generally be entitled to a capital gains tax concession. This means that only half of the capital gain on the disposal of your shares will be included in your assessable income for the year in which you dispose of your shares.

If you did not make an election in relation to your Bonus Equity Shares (that is, you deferred tax) then it appears that you will be taken generally to have acquired your Bonus Equity Shares for capital gains tax purposes at your Cessation Time. This means that you will not be entitled to the capital gains tax concession if you dispose of your Bonus Equity Shares within 12 months of the Cessation Time.

Taxation consequences of acquiring shares — Tax Upfront Option

If you make an election to be taxed 'upfront' on the allocation of the Bonus Equity Shares to you, the allocation of the shares to you will be a taxable event.

Accordingly, in the year in which the Bonus Equity Shares are allocated to you, you should be taxed on the 'tax market value' of the Bonus Equity Shares when they are allocated to you by the Trustee. The 'tax market value' is the weighted average price at which IAG shares were trading in the one week period up to and including the day of allocation.

Tax Upfront Option — Capital Gains Tax consequences

Under the capital gains tax provisions, you may be assessed for capital gains tax for the tax year in which you dispose of your shares acquired under the Plan if you realise a capital gain on disposal.

The amount of the capital gain will depend on:

— when you are treated as 'acquiring' the shares for capital gains tax purposes; and

— the 'cost base' for the shares.

The capital gain is calculated, generally speaking, as the excess of the proceeds from the disposal of the shares over the 'cost base' of the shares. If you make an election the cost base of your shares will be the 'tax market value' of the shares at the time you acquire them being the time the Trustee allocates the shares to you.

The tax market value of a share on the day you acquire it is the volume weighted average of the prices at which shares in IAG were traded on the Australian Stock Exchange during the one week period up to and including that day.

If you incur any costs associated with the acquisition and disposal of your shares these may be added to your cost base. What is meant by 'cost base' is explained below.

If you dispose of your shares 12 months or more after you 'acquire' them you will generally be entitled to a capital gains tax concession. The time when you 'acquire' your shares is explained below. Under the capital gains tax concession only half of the capital gain you make on the disposal of your shares will be included in your assessable income in the year in which you dispose of your shares.

If your disposal proceeds are less than the cost base, in simple terms, the difference will be the amount of your capital loss. A capital loss may be offset against any capital gains you may have derived in that year or a later year.

Dividends on shares

Dividend payments are taxed the same way whether you select to be taxed up front or are treated as having selected the Deferral Option. Every dividend payment will be considered assessable income for income tax purposes in the year that the dividend is paid.

Franked Dividends

If any dividends paid to you are franked, they have franking credits attached. In this case, you will need to include in your assessable income the amount of any franking credits in addition to the cash dividend received.

Generally, your tax rebate will be equal to the amount of franking credits included in your assessable income.

If your franking credits in a year of income exceed the amount of tax (excluding the Medicare levy) you are assessed as having to pay in the year of income, the excess rebate will be refunded to you. Franking credits cannot be applied against the Medicare levy.

Tax File Number

There is no obligation to provide your tax file number to IAG. However, if you do not provide your tax file number, IAG may be required to deduct tax prior to giving you certain dividend payments.

If you do not supply your tax file number, tax will be deducted from any payment of a dividend which is not fully franked. If tax is deducted from the dividend, your tax assessment may be adjusted to take into account the amount deducted.

You may provide your tax file number directly to Computershare Plan Managers. You may already have provided your tax file number in respect to your participation in other IAG share plans.

Comparative Tax Treatment

The following table sets out an illustrative example of the possible comparative tax treatment between you investing $10,000 of pre-tax remuneration in IAG shares and IAG determining to provide a component of your remuneration in the form of Bonus Equity Shares under the Plan.

The consequences for you may vary because of your particular circumstances.

It is important that you obtain independent advice as to whether it is appropriate for you to express a preference for your STI to be provided in the form of Bonus Equity Shares.

The tax treatment and the comparative costs and benefits of participating in the Plan will depend on your particular circumstances and, amongst other things, will depend on:

- the value of IAG shares
- the rate at which dividends are paid
- the extent to which dividends are franked.
- the length of the restriction period. The table assumes a restriction period of three years.
- your marginal tax rate. The table assumes you are taxed at the highest marginal rate.
- whether you seek tax deferral. The table assumes you seek tax deferral.
- whether you hold your Bonus Equity Shares for 12 months after the restriction period ends. If you hold your Bonus Equity Shares for 12 months or more after the end of the restriction period the capital gains tax concession should be available to you upon the subsequent sale of your Bonus Equity Shares on the difference between the tax market value at the end of the restriction period and the disposal proceeds for the shares. The table assumes that you dispose of your shares immediately at the end of a 3 year restriction period for the then current tax market value.
- that you remain an employee of IAG for the entire restriction period.

Example	**Pre-tax remuneration invested in IAG shares**	**Bonus Equity Shares for 3yrs and tax deferral sought**
Initial Amount	$10,000	$10,000
Tax at 48.5% at time of payment	($4,850)	$0
Investment in shares	$5,150	$10,000
Value of shares after 3 years assuming 10% pa compound growth (proceeds on sale)	$6,854	$13,310
Tax at 48.5% on **half** of the capital gain arising on sale of shares at end of year 3.	($413)	$0
Under the capital gains tax concession, half of the capital gain is assessable where the taxpayer has held the asset being disposed of for at least 12 months.		
Tax at 48.5% on value of shares	$0	($6,455)
Under the employee share plan tax rules, if tax assessment is deferred, the taxpayer will be assessed on the value of the shares at the time they become entitled to withdraw the shares from the trust on the market value of the shares at that time (without the benefit of the capital gains tax concession).		
Total cash dividend on shares for 3 years (assuming fully franked dividend at 5%)	$936	$1,820
Top up tax on dividends (to 48.5%)	($247)	($481)
Net benefit after 3 years	**$7,130**	**$8,194**

INSURANCE AUSTRALIA GROUP LIMITED

(ABN 60 090 739 923)

Bonus Equity Share Plan
Share Offer

(Re: IMA LTI outcome)

APPLICATION FORM

Title: Mr ☐ Mrs ☐ Miss ☐ Ms ☐

Payroll No: ☐

Name: ☐

(first name) *(other name)* *(surname)*

Residential Address: ☐

Telephone No: ☐

Please pay my dividends to the following account (if not completed, any dividends will be paid by cheque).

Your Bank Account Details

BSB ☐ Account No. ☐

Name in which account is held: ....

(Note: The account must be in the name of the registered shareholder. If a joint account, the shareholder must be one of the account holders.)

Type of Account:
(eg passbook, cheque etc) ☐

Name of Institution: ☐

Branch *(full address)*: ☐

Offer

To: IAG Share Plan Nominee Pty Ltd (ABN 52 095 125 152), Trustee of the IAG Bonus Equity Share Plan ("**Plan**") and the Board of Insurance Australia Group Limited ("IAG"):

1 I offer to acquire the number of IAG Shares calculated in accordance with the terms and conditions of the Bonus Equity Shares Terms dated February 2004 ("**Terms**"). The number of Shares I offer to acquire is to be determined in accordance with the following formula:

$$A = \frac{B}{C}$$

Where:

A	=	the number of the Shares I offer to acquire (rounded to the nearest whole number);
B	=	the dollar value of % of my First Performance Bonus in respect of the Performance Period, such value being $; and
C	=	the weighted average trading price of a fully paid ordinary listed IAG share in the one week period ending on the day before the allocation date

<u>This Offer Form should be returned (date to be inserted)</u>

2 I acknowledge that the Shares allocated to me consequent upon the acceptance of this offer will be held by the Trustee of the IAG Bonus Share Plan in accordance with the Terms.

3 For the purposes of term 2.1 of the Terms for the Plan, the restriction period is years.

4 I acknowledge that I will be liable for any costs associated with the transfer or sale of any of my Shares by the Trustee after the end of the Restriction Period.

5 I authorise Insurance Australia Group Limited and IAG Share Plan Nominee Pty Ltd jointly and severally to complete and execute any documents necessary to effect the grant of Shares to me.

6 I acknowledge having received a copy of the Terms dated February 2004 and the Plan Explanatory Booklet.

7 I agree to be bound by the:

- Constitution of Insurance Australia Group Limited;
- IAG Share and Performance Award Rights Plan Trust ("Trust Deed") and
- Terms dated February 2004; and

acknowledge that I am bound by the restrictions on dealing with shares issued or received under the Plan, or which are to be treated as shares to which the Plan applies, as set out in the Plan.

8 I declare all details and statements made on this form are complete and accurate and acknowledge that these details and statements may be relied upon by IAG

and the Trustee of the Bonus Equity Share Plan in considering and processing this application and making subsequent disclosures to ASX and ASIC and any other relevant regulatory body.

9 I agree that by returning this form, I apply for the number of Shares set out on this form and make the agreements, acknowledgments, declarations and authorisations set out above.

10 I understand that words and expressions with a particular meaning in the Terms and Trust Deed have, unless the contrary intention appears, the same meaning in this form.

11 In providing the personal information contained in this application to IAG, I acknowledge and agree that

a) IAG needs to collect, use and disclose this personal information in order to consider, calculate and arrange for the Trustee of the Plan to acquire and allocate on my account the Shares, any subsequent dividends and voting rights and generally administer the Plan in accordance with the Terms and to subsequently to fulfil IAG's obligations of disclosure of the details of any resulting relevant interest held by me to the ASX and ASIC in accordance with the Corporations Act, the ASX Listing Rules and any other relevant legislative and regulatory requirements;

b) I can choose not to provide some or all of this personal information but that this may result in my application for the Shares being rejected and the Trustee of the Plan being unable to allocate the Shares and distribute any dividend resulting from the Shares;

c) For the purposes outlined in (a), IAG can collect the personal information from and disclose it to any related entity, particularly the Trustee of the Plan, ASX, ASIC and any other regulatory or enforcement agency or an agent of any of these in order to comply with its disclosure and other obligations required by law or relevant regulation;

d) I can gain access to the personal information relating to me by contacting IAG through Alex Christie, Senior Manager, Remuneration & Benefits.

Date: ....

Signature: ....

Return to : **Remuneration & Benefits – Share Plans**
Human Resources
Insurance Australia Group Limited
Lvl.13
388 George Street
SYDNEY NSW 2000
Via fax on: 02 9292 9259
<u>or by hand to Level 13, 388 George St. Sydney</u>

NO LATER THAN: 5pm EST 3 September 2004

IAG

Insurance
Australia
Group

IAG Bonus Equity Share Plan
Explanatory Booklet
IMA Long Term Incentive Participants

Table of Contents

This booklet has been written to provide you with information on the IAG Bonus Equity Share Plan. In the event of any inconsistency between this booklet and the Bonus Equity Shares Terms, the Bonus Equity Shares Terms will prevail.

The IAG Bonus Equity Share Plan

Purpose of the Plan

The IAG Bonus Equity Share Plan enables IAG to provide all or part of any IMA long-term incentive (IMA LTI) to which you may become entitled in the form of ordinary IAG shares held by the Trustee of the Plan.

Participation in the Plan will have tax consequences for you. These are summarised in a general manner in the Australian Tax Guide later in this booklet.

Participation is Optional

You are not obliged to express a preference to be provided with Bonus Equity Shares or to participate in the Plan. However, **if you complete the Preference Form and are subsequently invited to apply for Bonus Equity Shares and choose not to participate (by not returning the Application Form), you will not receive an equivalent amount of your IMA LTI in cash.**

Preference Forms

Together with this booklet, you will have received a Preference Form in which you are invited to indicate a preference in relation to your IMA LTI. IAG may, but is not obliged to, provide any part of your IMA LTI in accordance with your preference.

If you wish, you may express a preference for:

- the percentage of your IMA LTI that you wish to be provided with in the form of Bonus Equity Shares under the Plan. This may be up to 100% of your IMA LTI; and
- the 'restriction period' for your Bonus Equity Shares. This may be any whole year between 1 year and 10 years. If you fail to express a preference for the restriction period, you will be deemed to have selected a restriction period of 5 years.

If you wish to participate in the Plan, you will need to return your Preference Form to Remuneration & Benefits no later than 5pm EST on 31 May 2004.

Participation In The IAG Bonus Equity Share Plan

4 Steps to Participate

Follow these steps to participate in the Plan:

1. Read the material contained in this booklet.
2. Seek independent advice from a licensed financial adviser if you are unsure whether to participate in this Plan and be provided shares in IAG.
3. If you wish to participate, ensure that your completed and signed Preference Form is received by Remuneration & Benefits by **5:00 pm EST** on **31 May 2004**. You cannot receive Bonus Equity Shares under the Plan if your Preference Form is not received by this time. Late Preference Forms cannot be processed.
4. Ensure that you complete and sign the Application Form, which you may receive in August 2004, and that your completed form is returned by the time specified on that Application Form.

One Performance Form covers both your Performance Bonuses

As your IMA LTI is comprised of a First and Second Performance Bonus, any preference you express will apply to both Performance Bonuses.

You will still need to complete an Application Form

Invitations to apply for Bonus Equity Shares will not be made if the relevant performance hurdles set out in the rules of the IMA LTI Plan are not achieved.

However, if these hurdles are met, Participating Employees who have returned a Preference Form will be asked to complete an Application Form for Bonus Equity Shares.

If you completed the Preference Form and are subsequently invited to apply for Bonus Equity Shares and you choose not to participate (by not returning the Application Form), you will not receive an equivalent amount of your IMA LTI in cash.

Timetable for the Plan

It is presently expected that any issue of Bonus Equity Shares under the Plan would be:

- September 2004 for the First Performance Bonus; and
- November 2004 for the Second Performance Bonus.

Preference Forms and booklets distributed	31 March 2004
Closing date for preferences	31 May 2004
First Test Date	1 July 2004
Result of First Test submitted to IMA Board for approval	Late August 2004
Distribution of Application Forms for any First or Second Performance Bonus to be provided in the form of Bonus Equity Shares	Late August 2004
Allocation of shares for First Performance Bonus	Late September 2004
Second Test Date	22 October 2004
Expected allocation of shares for Second Performance Bonus	Late November 2004

These dates may be varied by the Board in its discretion.

Calculation of Number of Bonus Equity Shares you receive

If IAG determines to provide a component of your IMA LTI in the form of Bonus Equity Shares this amount will be set out on your Application Form. If you participate in the Plan, you will be allocated Bonus Equity Shares. The number of Bonus Equity Shares you will be allocated will depend upon the dollar value of your IMA LTI to be provided in Bonus Equity Shares and the volume weighted average trading price of IAG shares in the one week period ending on the day before the allocation date. You are not required to pay any additional amount for these Bonus Equity Shares.

The number of Bonus Equity Shares you will be allocated is calculated as follows:

$$A = \frac{B}{C}$$

Where:

A = the number of the Bonus Equity Shares you will be allocated

B = the component of your IMA LTI to be provided in the form of Bonus Equity Shares, represented as a number of dollars; and

C = the volume weighted average price of an ordinary IAG share in the one week period ending on the day before the allocation date.

For example...

If the component of your IMA LTI for your Performance Bonus to be provided in the form of Bonus Equity Shares was $45,000 and the volume weighted average trading price of ordinary IAG shares in the one week period ending on the day before the allocation date was $4.50, you would be allocated 10,000 Bonus Equity Shares The cash amount of your IMA LTI would be reduced by the value provided in the form of Bonus Equity Shares:

$$A = \frac{\$45,000}{\$4.50}$$

$$\therefore A = 10,000 \text{ Bonus Equity Shares}$$

Confirmation that your Acceptance Form has been received

You will receive a holding statement confirming the number of Bonus Equity Shares which have been allocated to you and which are being held by the Trustee on your behalf.

Your Bonus Equity Shares

The Trustee will hold the Bonus Equity Shares on your behalf until the end of the restriction period. During this time you will not be able sell or otherwise deal with them.

At the end of the restriction period, you can choose to either sell or keep the shares.

All dividends paid on Bonus Equity Shares are yours from the time they are allocated to you and will be distributed to you in accordance with the Bonus Equity Shares Terms. You also have other rights that you can exercise, voting rights attached to the Bonus Equity Shares. These are discussed in greater detail in question 8 later in this booklet.

Other things you should know

1 The Bonus Equity Share Plan

The Bonus Equity Shares allocated to Participating Employees under the Plan will be held on their behalf by the Trustee of the Plan and are subject to a trust deed and the Bonus Equity Shares Terms.

The Trustee will hold the legal title to the shares. However, Participating Employees will be the beneficial owners, giving them rights to dividends and rights to exercise voting rights attaching to the Bonus Equity Shares.

A copy of the Bonus Equity Shares Terms accompany this booklet. If there is any inconsistency between them and this booklet, the Bonus Equity Shares Terms will prevail. Further details relating to the Plan can also be found in the trust deed relating to the Plan. A copy of the trust deed is available on request.

2 When can I sell my Bonus Equity Shares?

You cannot sell or otherwise deal with your Bonus Equity Shares until the end of the restriction period.

Once the restriction period has ended you can either retain or sell your Bonus Equity Shares. You will need to instruct the Trustee once you have decided what you would like to do. The share plan manager, currently Computershare Plan Managers, will contact you at the end of the restriction period regarding your instruction.

If you decide to retain the Bonus Equity Shares, you will be provided with the relevant form for transferring them into your name. A transfer fee, which is charged by Computershare Plan Managers, will apply.

If you decide to sell the Bonus Equity Shares, you will be provided with the relevant form. They will then be sold on your behalf and you will be paid the proceeds of the sale (after deduction of the third party costs of the sale).

If you do not give any instructions to the Trustee within two months of the end of your restriction period, the Trustee will transfer the Bonus Equity Shares to you and you will be liable to pay a transfer fee to the Share Plan manager, currently Computershare.

3 What is the restriction period?

The restriction period will end on the earlier of:

- the time at which you are no longer employed by any of the following:
    - your employer at the date of allocation; or
    - any member of the IAG Group.
- the date the Trustee notifies you that the Board of IAG has determined that an "Event" has happened. An '**Event**' is explained below in question 6.
- the end of the period determined by the Board of IAG at the time the Bonus Equity Shares are allocated to you.

The restriction period will be at least 1 year and will not be longer than 10 years from the date of allocation of the Bonus Equity Shares. Your Preference Form allows you to express a preference for the restriction period to apply to your Bonus Equity Shares. IAG is not obliged to accept your preference. The length of the restriction period may affect the time at which you are assessed on the value of your Bonus Equity Shares for income tax purposes.

Please refer to the tax guide supplied with this booklet for details of the tax implications of the restriction period ending.

4 Fees when Bonus Equity Shares are sold or transferred

If you sell your Bonus Equity Shares, whether by arranging for the Trustee to sell them on your behalf, or otherwise, transaction costs (a sale fee and a brokerage fee) will apply. Fees will be invoiced by the Share Plan manager, currently Computershare.

A fee will also apply if you choose to have the Bonus Equity Shares transferred to you.

5 Risks associated with Bonus Equity Shares

If you acquire Bonus Equity Shares under the Plan, you can benefit from any increase in the IAG share price and from any dividends paid. But there is no guarantee that the Bonus Equity Shares will grow in value - they could and may well decline. There is no guaranteed return.

If you have any queries about participating in the Plan, you should consult a financial adviser.

6 What is an "Event"?

An Event occurs when:

- a takeover bid is made to the holders of issued ordinary fully paid shares in IAG (other than as a result of an allotment or transfer approved by the Board);
- a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting shares in IAG (other than as a result of an allotment or transfer approved by the Board);
- pursuant to an application made to the Court, the Court convenes a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies;
- IAG passes a resolution for voluntary winding up; or
- an order is made for the compulsory winding up of IAG.

7 Insider trading considerations

In accordance with IAG's insider trading policy, you should not buy or sell IAG shares if you have access to information that is not generally available and, if it were generally available, would reasonably be expected to have a material effect on IAG's share price.

You should discuss your position with Head of Group Compliance if you believe you have price-sensitive information at the time you wish to sell any shares in IAG.

8 Voting rights

While the Trustee holds the Bonus Equity Shares for you, the Trustee will provide you with all notices of general meetings in respect of these shares.

You can instruct the Trustee to cast votes in relation to the Bonus Equity Shares it holds on your behalf at any meeting of shareholders. If you do not instruct the Trustee how to vote in relation to your Bonus Equity Shares, the Trustee may exercise the voting rights as it sees fit. This includes the Trustee abstaining from voting.

9 Share price information

Once the Bonus Equity Shares are allocated by the Trustee on your behalf, you will be provided with a holding statement that outlines the market price and the number of Bonus Equity Shares you have received by participating in the Plan.

Most major newspapers in Australia contain a list of daily share prices in the business section. The Australian Stock Exchange code for IAG is IAG. The current IAG share price is available from the InsideIAG homepage.

10 Tax considerations

The Australian tax guide included in this booklet provides information about Australian tax and Bonus Equity Shares. You are encouraged to seek your own tax advice. New Zealand employees, and other employees who are not residents of Australia for tax purposes, should seek their own tax advice.

Key Terms

Board

This refers to the Board of Directors of Insurance Australia Group Limited (ABN 60 090 739 923) or its authorised delegates.

Bonus Equity Shares Terms

The terms approved by the Board for the Bonus Equity Shares to be issued under the Plan.

Group

This means Insurance Australia Group Limited and its subsidiary companies.

IAG

This refers to Insurance Australia Group Limited (ABN 60 090 739 923) or any of its related bodies corporate.

IMA LTI

The Insurance Manufacturers of Australia Pty Limited Long Term Incentive Plan as governed by the Long Term Incentive Plan Rules.

Participating Employee

An employee who is participating in the Plan.

Plan

In this explanatory booklet, the taxation summary and preference forms, this refers to the IAG Bonus Equity Share Plan.

Trustee

A trustee is a person or company that holds the assets of a trust on behalf of other people. a trustee is given powers, within legal obligations, to administer the trust. for the bonus equity share plan, the trustee is IAG share plan nominee Pty Ltd (ABN 52 095 125 152).

Frequently Asked Questions

Why do I have to fill in an Application Form if I return my Preference Form?

Your Preference Form indicates to IAG the form in which you would prefer to receive any IMA LTI (whether it is the First Performance Bonus or the Second Performance Bonus) to which you might become entitled. IAG will make an invitation for you to complete an Application Form. Your completed Application Form authorises the Trustee to acquire Bonus Equity Shares on your behalf. It also evidences that you agree to the terms and conditions of the Plan, as described in this booklet, and agree to be bound by the constitution of IAG. You will be required to complete an Application Form for each Performance Bonus that is to be provided to you in the form of Bonus Equity Shares.

When do I get paid dividends on the Bonus Equity Shares?

IAG generally pays dividends twice a year. However, the payment of dividends depends on a number of things, including IAG's profitability, its cash requirements and dividend policy. Your Shares will be eligible for dividends from the time they are allocated to you. No assurance can be given as to the timing and amount of dividends to be paid by IAG.

How do I receive my dividends?

The amount of any dividend will be directly credited to the bank account you nominate on your Application Form or provided to you by cheque if you do not wish to receive them by way of direct credit. Employees who do not provide their tax file number may have tax deducted from their dividends.

Are the dividends fully franked?

Historically, the Board has franked dividends to the maximum extent possible. However, the level of franking may vary and will depend on a number of factors, including IAG's earnings, the amount of tax paid by IAG and the relevant tax legislation. No assurance can be provided as to the level of franking of any dividends.

What about rights issues?

You will receive notice of any rights issues and may, within seven days of receiving the notice, instruct the Trustee to either acquire or sell the rights on your behalf. You will be required to pay for any rights you acquire in relation to the Bonus Equity Shares you acquire.

What about bonus issues?

You will be entitled to any bonus shares issued in respect of your Bonus Equity Shares, but they will be held in trust on your behalf on the same basis as the Bonus Equity Shares you receive.

Will the value of the Bonus Equity Shares acquired under this Plan appear on my Payment Summary?

No, the value of the Bonus Equity Shares will not appear as part of your gross income on your Payment Summary for the income year ending 30 June 2004 or 30 June 2005. It is also **not** a reportable Fringe Benefit.

You will be responsible for reporting and paying the tax referable to your participation in the Plan.

What if I lose my Preference Form or my Application Form?

If you lose your Preference or Application form, you should contact Remuneration & Benefits for a replacement.

What happens if I need to change my name, address or banking details?

You should forward your change of address and banking instructions in writing to Computershare Plan Managers if you need to change your details. Changes to names must be supported by copies of documentation (e.g. marriage certificate).

Who should I contact if I have a question?

If you have a question in relation to this offer or the Plan, please contact a Remuneration & Benefits team member.

Australian Tax Guide

The following guide is intended only as a summary of the Australian taxation considerations of participating in the IAG Bonus Equity Share Plan ("Bonus Equity Share Plan"). Neither IAG nor the Trustee of the Bonus Equity Share Plan accepts responsibility for reliance on this summary by any person.

The tax consequences of participating in the Bonus Equity Share Plan and being provided with Bonus Equity Shares in IAG in the income year ended 30 June 2005 may vary depending on your particular circumstances.

The taxation consequences will be different if you are not an Australian resident for tax purposes.

The information in this document is important and you should read it carefully before preparing your tax return. We also recommend that you provide a copy of this document to your tax agent or the person who prepares your tax return.

This summary does not deal with the tax consequences for those employees who have participated in employee share or option schemes with other employers in the year ended **30 June 2005**. It is important you consult your tax adviser if you have participated in any employee share or option schemes with other employers in the year ended 30 June 2005.

Tax Deferral and Election Information

Your Taxation Options

Under Australia's tax laws, you can choose to be assessed on the full market value of your Bonus Equity Shares when they are allocated to you (by making an election) or you can defer tax until a later date. The amount on which you are assessed at this later time may be different to the amount that you would have been assessed on if you had elected to be assessed at the time the Bonus Equity Shares were allocated to you. The capital gains tax consequences of participating in the Plan may differ depending on whether or not you make an election in relation to your Bonus Equity Shares.

Any election you make for the relevant year of income may apply to other shares and rights you acquire under employee share or option schemes in that tax year of income either with IAG or with another employer. That is, for example, any election you make in relation to your participation in the Bonus Equity Share Plan may apply to your

participation in other employee share or rights plans in that year of income. Equally, any election you make in relation to another employee share or rights plans in the relevant year of income may apply to your participation in the Bonus Equity Share Plan.

As a result, it is important that, in deciding whether to make an election in relation to your Bonus Equity Shares, you take into account any other shares or rights you may acquire or have acquired in the relevant tax year of income and your preferred tax treatment for those other shares or rights.

It is particularly important that you seek professional tax advice in deciding whether to make the election, and that the advice you seek takes account of different shares and rights you may have been granted in the same year under employee share plans as well as the different views as to the availability of the capital gains tax concession when you make the election.

How do you make an election (Tax Upfront)?

If you want to make an election to be taxed at the time of the allocation of your Bonus Equity Shares, the election must be made in writing and be made before the date you lodge your 2005 income tax return.

Computershare Plan Managers will provide you with a sample election form on request to assist you to prepare your tax return.

You do not need to lodge the election with your income tax return but you should keep the election with your taxation records.

How do you select Tax Deferral?

To select Tax Deferral, you need not do anything. Unless you make an election, you will automatically be taken to have selected Tax Deferral.

Income tax payable

If you do not make an election, the allocation of the Bonus Equity Shares to you will not be a taxable event. Instead, you will be assessed at the time referred to as the 'Cessation Time'. The 'Cessation Time' is the earliest of:

(a) the end of the Restriction period determined by the Board at the time of your invitation to apply for Bonus Equity Shares;

(b) the time when you are no longer employed by any of:

  (i) the company which was your employer at the time you acquired the shares under the Bonus Equity Share Plan; or

  (ii) any other company in the IAG group; and

(c) the Board of IAG determining that an 'Event' has happened as defined in the Plan.

The market value of your shares at the Cessation Time?

In the year of income in which the Cessation Time occurs, you should be assessed on the 'tax market value' of the Bonus Equity Shares at the Cessation Time (except where the 30-Day Rule applies - see below).

Broadly, the 'tax market value' of 1 share is calculated as the volume weighted average of the prices at which shares in IAG were traded on the Australian Stock Exchange during the one week period up to and including the day on which the Cessation Time occurs.

Deferral Option - Capital Gains Tax

The 30-Day Rule

Generally, if you dispose of your shares within 30 days ('30-Day Rule') after the Cessation Time the amount on which you are assessed will differ from the market value of your shares at the Cessation Time. For shares acquired under the Bonus Equity Share Plan the assessable amount will be the whole amount of your sale proceeds. Capital gains tax rules do not apply to the disposal of Bonus Equity Shares under the '30-Day Rule'.

Capital Gains Tax

Under the capital gains tax provisions, if you do not dispose of the shares within 30 days after the Cessation Time you may be assessed for capital gains tax for the year in which you dispose of your shares. In simple terms, the capital gain is calculated on the basis of the excess of the proceeds from the disposal of the shares over the 'cost base' of the shares.

The cost base of your shares for capital gains tax purposes will be equal to the 'tax market value' of your shares at the Cessation Time. Any costs you may have incurred relating to the acquisition and disposal of your shares may be added to your cost base.

Your disposal proceeds may also be **less** than the cost base. In this case, again in simple terms, the difference will be the amount of your capital loss. A capital loss may be offset against any capital gains you may have derived in that year or a later year. However, you cannot claim a tax deduction for capital losses against other assessable income.

Capital Gains Tax concession

If you dispose of your shares 12 months or more after you acquire them for tax purposes, you will generally be entitled to a capital gains tax concession. This means that only half of the capital gain on the disposal of your shares will be included in your assessable income for the year in which you dispose of your shares.

If you did not make an election in relation to your Bonus Equity Plan Shares (that is, you deferred tax) then it appears that you will be taken generally to have acquired your Bonus Equity Shares for capital gains tax purposes at your Cessation Time. This means that you will not be entitled to the capital gains tax concession if you dispose of your Bonus Equity Shares within 12 months of the Cessation Time.

Taxation consequences of acquiring shares — Tax Upfront Option

If you make an election to be taxed 'upfront' on the allocation of the Bonus Equity Shares to you, the allocation of the shares to you will be a taxable event.

Accordingly, in the year in which the Bonus Equity Shares are allocated to you, you should be taxed on the 'tax market value' of the Bonus Equity Shares when they are allocated to you by the Trustee. The 'tax market value' is the weighted average price at which IAG shares were trading in the one week period up to and including the day of allocation.

Tax Upfront Option — Capital Gains Tax consequences

Under the capital gains tax provisions, you may be assessed for capital gains tax for the tax year in which you dispose of your shares acquired under the Bonus Equity Share Plan if you realise a capital gain on disposal.

The amount of the capital gain will depend on:

— when you are treated as 'acquiring' the shares for capital gains tax purposes; and

— the 'cost base' for the shares.

The capital gain is calculated, generally speaking, as the excess of the proceeds from the disposal of the shares over the 'cost base' of the shares. If you make an election the cost base of your shares will be the 'tax market value' of the shares at the time you acquire them being the time the Plan Trustee allocates the shares to you.

The tax market value of a share on the day you acquire it is the volume weighted average of the prices at which shares in IAG were traded on the Australian Stock Exchange during the one week period up to and including that day.

If you incur any costs associated with the acquisition and disposal of your shares these may be added to your cost base. What is meant by 'cost base' is explained below.

If you dispose of your shares 12 months or more after you 'acquire' them you will generally be entitled to a capital gains tax concession. The time when you 'acquire' your shares is explained below. Under the capital gains tax concession only half of the capital gain you make on the disposal of your shares will be included in your assessable income in the year in which you dispose of your shares.

If your disposal proceeds are less than the cost base, in simple terms, the difference will be the amount of your capital loss. A capital loss may be offset against any capital gains you may have derived in that year or a later year.

Dividends on shares

Dividend payments are taxed the same way whether you select to be taxed up front or are treated as having selected the Deferral Option. Every dividend payment will be considered assessable income for income tax purposes in the year that the dividend is paid.

Franked Dividends

If any dividends paid to you are franked, they have franking credits attached. In this case, you will need to include in your assessable income the amount of any franking credits in addition to the cash dividend received.

Generally, your tax rebate will be equal to the amount of franking credits included in your assessable income.

If your franking credits in a year of income exceed the amount of tax (excluding the Medicare levy) you are assessed as having to pay in the year of income, the excess rebate will be refunded to you. Franking credits cannot be applied against the Medicare levy.

Tax File Number

There is no obligation to provide your tax file number to IAG. However, if you do not provide your tax file number, IAG may be required to deduct tax prior to giving you certain dividend payments.

If you do not supply your tax file number, tax will be deducted from any payment of a dividend which is not fully franked. If tax is deducted from the dividend, your tax assessment may be adjusted to take into account the amount deducted.

You may provide your tax file number directly to Computershare Plan Managers. You may already have provided your tax file number in respect to your participation in other IAG share plans.

Comparative Tax Treatment

The following table sets out an illustrative example of the possible comparative tax treatment between you investing $10,000 of pre-tax remuneration in IAG shares and IAG determining to provide a component of your remuneration in the form of Bonus Equity Shares under the Plan.

The consequences for you may vary because of your particular circumstances.

It is important that you obtain independent advice as to whether it is appropriate for you to express a preference for your IMA LTI to be provided in the form of Bonus Equity Shares.

The tax treatment and the comparative costs and benefits of participating in the Plan will depend on your particular circumstances and, amongst other things, will depend on:

- the value of IAG shares
- the rate at which dividends are paid
- the extent to which dividends are franked.
- the length of the restriction period. The table assumes a restriction period of three years.
- your marginal tax rate. The table assumes you are taxed at the highest marginal rate.
- whether you seek tax deferral. The table assumes you seek tax deferral.
- whether you hold your Bonus Equity Shares for 12 months after the restriction period ends. If you hold your Bonus Equity Shares for 12 months or more after the end of the restriction period the capital gains tax concession should be available to you upon the subsequent sale of your Bonus Equity Shares on the difference between the tax market value at the end of the restriction period and the disposal proceeds for the shares. The table assumes that you dispose of your shares immediately at the end of a 3 year restriction period for the then current tax market value.
- that you remain an employee of IAG for the entire restriction period.

Example	**Pre-tax remuneration invested in IAG shares**	**Bonus Equity Shares for 3yrs and tax deferral sought**
Initial Amount	$10,000	$10,000
Tax at 48.5% at time of payment	($4,850)	$0
Investment in shares	$5,150	$10,000
Value of shares after 3 years assuming 10% pa compound growth (proceeds on sale)	$6,854	$13,310
Tax at 48.5% on **half** of the capital gain arising on sale of shares at end of year 3.	($413)	$0
Under the capital gains tax concession, half of the capital gain is assessable where the taxpayer has held the asset being disposed of for at least 12 months.		
Tax at 48.5% on value of shares	$0	($6,455)
Under the employee share plan tax rules, if tax assessment is deferred, the taxpayer will be assessed on the value of the shares at the time they become entitled to withdraw the shares from the trust on the market value of the shares at that time (without the benefit of the capital gains tax concession).		
Total cash dividend on shares for 3 years (assuming fully franked dividend at 5%)	$936	$1,820
Top up tax on dividends (to 48.5%)	($247)	($481)
Net benefit after 3 years	**$7,130**	**$8,194**

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

INSURANCE AUSTRALIA GROUP LIMITED

ABN

60 090 739 923

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	On the same terms as existing Ordinary Shares listed on ASX.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	An exercise price of $1 has been paid by the holder upon the exercise of the Performance Share Rights irrespective of the number rights exercised by that holder, ie $1 in total.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee Performance Share Rights
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 September 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,592,493,553	Ordinary Shares
3,500,000	Reset Preference Shares (IAGPA)
2,000,000	Reset Preference Shares (IAGPB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,694,419	Options over unissued shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Ordinary Shares will, from the date of allotment, carry the right to participate in dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

✓ Cheque

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 31 August 2004
Company Secretary

Print name: Glenn Revell

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

INSURANCE AUSTRALIA GROUP LIMITED

ABN

60 090 739 923

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	610,140
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	On the same terms as existing Ordinary Shares listed on ASX.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	An exercise price of $1 has been paid by each holder upon the exercise of the Performance Share Rights irrespective of the number rights exercised by that holder, ie $22 in total.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee Performance Share Rights
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 August 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,592,478,553	Ordinary Shares
3,500,000	Reset Preference Shares (IAGPA)
2,000,000	Reset Preference Shares (IAGPB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,709,419	Options over unissued shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Ordinary Shares will, from the date of allotment, carry the right to participate in dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

TO BE PROVIDED.

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

✓ Cheque

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 27 August 2004
Company Secretary

Print name: Glenn Revell

== == == == ==

+ See chapter 19 for defined terms.

26 August 2004

Resolution of the Delegates of
Insurance Australia Group Limited

ISSUE OF INSURANCE AUSTRALIA GROUP LIMITED SHARES

On 24 February 2004, the Board of Insurance Australia Group Limited (**IAG**) delegated to any two of a number of specified senior executives of IAG the authority to approve the issue and allotment of shares in IAG (**IAG Shares**) to the Holders of Performance Share Rights (Series 1) (**PSRs**) who exercise their PSRs in accordance with the terms of what is now called the Insurance Australia Group Limited Performance Share Rights Plan.

On 26 August 2004, the Company Secretary of IAG received, from the agent appointed by the Holders of the PSRs, notices of exercise (together with the exercise price) for the number of PSRs next to each Holder's name set out in Schedule 1.

Human Resources have reviewed the documentation received from the Holders and confirmed that each of the Holders set out in Schedule 1 has:

- Correctly completed the notice of exercise of the PSRs (which includes an application for IAG Shares);
- Enclosed the exercise price for their PSRs; and
- Was not prohibited from exercising those PSRs (whether due to termination of employment or expiration of the Exercise Period).

After reviewing the above mentioned documentation, in accordance with the authority delegated to us by the Board of IAG, we approve the issue and allotment of the IAG Shares set out opposite each Holders name in Schedule 1 with immediate effect.

Sam Mostyn
Group Executive Culture & Reputation

Glenn Revell
Company Secretary

SCHEDULE 1
List of Holders exercising PSRs and number of IAG Shares to be issued

Name	PSRs Exercised	IAG Shares To Be Issued	No Of PSRs Following Issue
Phil Burgess	40,000	40,000	0
Vincent Cheng	10,000	10,000	0
Linda Edminson	7,500	7,500	0
Corinne Glasby	30,000	30,000	0
Philip Haeney	100,000	100,000	0
Richard Harding	30,000	30,000	0
George Karagiannakis	30,000	30,000	0
Rhett Kessler	50,000	50,000	0
Mary Lalor	5,000	5,000	0
Elaino Loo	10,000	10,000	0
Jacob Mamutil	20,000	20,000	0
James Meighan	44,000	44,000	0
John Michie	10,000	10,000	0
Uday Mitra	30,000	30,000	0
Leon Narunsky	20,000	20,000	5,000
David Piper	30,000	30,000	0
Patricia Rechichi-Gangemi	5,000	5,000	0
David Russell	10,000	10,000	0
Simon Rutherfurd	40,000	40,000	0
Ian Stone	40,000	40,000	0
Peter Symmonds	20,000	20,000	0
Mario Pirone	28,640	28,640	0
TOTAL	610,140	610,140	5,000

RECEIVED
2004 DEC 14 A 10: 11

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Changes to share structure
C4 Changes to the register of members

Company details

Company name
INSURANCE AUSTRALIA GROUP LIMITED

ACN / ABN
090 739 923

Corporate Key
35924680

Lodgement Details

Who should ASIC contact if there is a query about this form ?

Name
INSURANCE AUSTRALIA GROUP LIMITED

ASIC registered agent number (if applicable)
21781

Telephone Number

Address

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this cover sheet and the attached sections of this form is true and complete.

Name
REVELL, GLENN DEREK

Capacity
[ ] Director
[X] Company secretary

Signature

Date signed
19/11/2004

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission
Locked Bag 4000, Gippsland Mail Centre, VIC, 3841

A1 Change of Address

New address

A PO Box is only allowed for a member address.

Address

UNIT 21, THE WHARF TERRACES

10 LINCOLN CRESCENT

WOOLLOOMOOLOO, NSW, 2011

Date of change

For members' address changes, use the date of change to the members' register.

Date

09/11/2004

Apply address to

You can apply the new address to one or more of the following — registered office, principal place of business, etc.

Registered office address

A change to the registered office address takes effect either 7 days *after lodgement of the notice or a* 'ater date specified in the notice.

☐ **Registered office address**

If registered office changed, does the company occupy the premises?

☐ yes

☐ no

if no, name of occupier

☐ Occupier's consent

The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent

☐ **Principal place of business**

☒ **Company officeholder's residential address**

Family name	Given names
STRONG	JAMES ALEXANDER

Date of Birth

31/07/1944

Place of birth

LISMORE, NSW

Family name	Given names

Date of Birth

Place of birth

Member's address

☐ **Member's address**

Family name	Given names

Family name	Given names

If there are more than 20 members in a share class, only address changes for the top 20 need be notified.

When a member is a company, not a person

Company name (only if a member)

ACN/ARBN/ABN

Country of Incorporation (if not Australia)

A2 Change of name - officeholders or members

Apply change of name to

☐ Director ☐ Alternate director
☐ Secretary ☐ Member

Personal name change

Eg change by deed poll or marriage. To register a new officeholder go to B1.

Their previous name was

Family Name | Given names

Date of birth

Place of birth

Their new name is

Family Name | Given names

Date of change

Date of change

ganisation name change (member only)

When a member is a company, not a person, and the company has changed its name.

Their previous organisation name was

Their new organisation name is

ACN/ARBN/ABN

Date of change

Date of change

A3 Change - ultimate holding company

The change is

☐ There is a new ultimate holding company

Company name

ACN/ARBN/ABN | Country of incorporation (if not Australia)

☐ The ultimate holding company has ceased operation as an ultimate holding company

Company name

ACN/ARBN/ABN | Country of incorporation (if not Australia)

☐ The ultimate holding has changed its name

Company name

ACN/ARBN/ABN | Country of incorporation (if not Australia)

Date of change

Date of change

·Lodged 12/11/04·

APRA/WORKCOVER 82-34821

1E0436489

Australian Securities and Investments Commission

Form 484
Corporations Act 2001

RECEIVED
2004 DEC 14 A 10: 14

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address	B1 Cease company officeholder	C1 Cancellation of shares
A2 Change of name - officeholders or members	B2 Appoint company officeholder	C2 Issue of shares
A3 Change - ultimate holding company	B3 Special purpose company	C3 Changes to share structure
		C4 Changes to the register of members

Company details

Company name

INSURANCE AUSTRALIA GROUP LIMITED

ACN / ABN

090 739 923

Corporate Key

Lodgement Details

Who should ASIC contact if there is a query about this form ?

Name

INSURANCE AUSTRALIA GROUP LIMITED

ASIC registered agent number (if applicable)

21781

Telephone Number

Address

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this cover sheet and the attached sections of this form is true and complete.

Name

REVELL, GLENN DEREK

Capacity

☐ Director

☒ Company secretary

Signature

Revell

Date signed

12/11/2004

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission
Locked Bag 4000, Gippsland Mail Centre, VIC, 3841

B1 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details seperately for each ceased officeholder.

Role of ceased officeholder

[X] Director
[ ] Secretary
[ ] Alternate director ------- Person alternate for

Date officeholder ceased

Date
10/11/2004

Name

The name of the ceased officeholder is

Family name	Given names
FISHER	DOMINIQUE GAYLE

Date of birth
06/12/1956

Place of birth
PORT MORESBY, PAPUA NEW GUINEA

B1 Continued... Cease another company officeholder

Role of ceased officeholder

[X] Director
[ ] Secretary
[ ] Alternate director ------- Person alternate for

Date officeholder ceased

Date
10/11/2004

Name

The name of the ceased officeholder is

Family name	Given names
KEATING	ANNE JILLIAN

Date of birth
31/10/1953

Place of birth
SYDNEY, NSW

B2 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officer

- [X] Director
- [ ] Secretary
- [ ] Alternate director

Date of appointment

Date: 10/11/2004

Name

The name of the appointed officeholder is

Family name	Given names
ALLEN	YASMIN ANITA

Date of birth: 13/02/1964

Place of birth: ADELAIDE, SA

Former name

Their previous name was

Family name	Given names

Residential address

The residential address of the appointed officeholder is

20 BISHOPS AVENUE

RANDWICK NSW 2031

If an 'Alternate director', for whom

The person 'Alternate director' is alternate for

Family name	Given names

Expiry date: / /

Terms of appointment

B3 Change to special purpose company status

Use this section to notify if the company has commenced or ceased status as one of the special purpose company designations below.

The change is

Commence

- [ ] Home unit company
- [ ] Superannuation trustee company
- [ ] For charitable purposes only

- [ ] Cease

Date of change

/ /

388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iaglimited.com.au

IAG
Insurance Australia Group

31 August 2004

RECEIVED

Australian Securities and Investments Commission
Level 18, No 1 Martin Place
SYDNEY
NSW 2000

Dear Sir

Issue of Performance Award Rights (PAR)

We attach, pursuant to CO 03/184 and CO 03/806, copies of the Insurance Australia Group Limited Share and Performance Award Rights Plan Trust Deed **(Trust Deed)** and the Performance Award Rights Plan **(BES Plan)**:

1. Cover letter;
2. Application Form;
3. Explanatory Booklet (including Tax Guide);
4. PAR Plan Terms; and
5. Trust Deed.

These documents (other than the Trust Deed), together with offers under the PAR Plan, were first provided to eligible employees on 24 August 2004.

Yours sincerely

Glenn Revell
Company Secretary

To: **2004 PAR Participants**

From: **Alex Christie**
Senior Manager Remuneration and Benefits

Date: **24 August 2004**

Subject: **Performance Award Rights Plan – 2004/2005 Allocation**

I am pleased to advise that you have been selected for an allocation of Performance Award Rights (PARs). This pack contains an Explanatory Booklet, Plan Terms and Application Form, which you should read to assist you to understand the invitation. It is also recommended that you seek advice from a suitably qualified professional before deciding whether to participate in the PAR Plan.

PAR Presentation

Presentations will be held to assist you to better understand the PAR Plan and how it relates to our executive remuneration strategy. Details of these are:

Melbourne
Monday 6 September
11am to 12pm
Training Room 1
Level 9, 485 LaTrobe St

Sydney
Tuesday 7 September
11am - 12pm
Rooms 8 & 9
Level 11, 388 George Street

Please e-mail Hanna.Meyer@iag.com.au or contact (02) 9292 8275 to confirm if you will be attending a presentation.

Accepting your PAR Invitation

To accept this invitation and participate in the PAR Plan, you must complete the Application Form included in this pack and return it to,

Hanna Meyer, Remuneration and Benefits – Share Plans,
By mail to, Level 13, 388 George Street, Sydney, *Or*
By fax to, (02) 9292 9970

Your Application Form must be received **no later than 5pm EST on 10 September 2004**. Forms received after this date cannot be accepted.

If you have any questions or need any additional information, please contact myself on (02) 9292 9545 or Diane Barnes on (02) 9292 3363.

Regards

Alex Christie

Insurance Australia Group Limited ABN 60 090 739 923 (IAG)

Performance Award Rights Plan (PAR Plan)

Application Form

Name:

Title:

Number of Performance Award Rights:

Return Date for this Offer Form: **COB 10th September 2004**

To: IAG Share Plan Nominee Pty Limited ABN 52 095 125 152 (**Trustee**)

1 By returning this form, I offer to acquire the number of Performance Award Rights (**PARs**) set out in this form on the Performance Award Rights Terms, dated September 2004 (**Terms**) and make the statements set out below.

2 I authorise the Trustee to complete and execute any documents necessary to effect the grant of PARs to me.

3 I acknowledge having received a copy of the Terms and the Plan Explanatory Booklet.

4 I agree to be bound by the:

- Constitution of IAG;
- Terms; and
- IAG Share and Performance Award Rights Trust Deed (**Trust Deed**).

5 I declare all details and statements made on this form are complete and accurate.

6 I understand that words and expressions defined in the Trust Deed and the Terms have, unless the contrary intention appears, the same meaning in this form.

7 I acknowledge that IAG and its agents, including its share registry, need to collect, use and disclose personal information to issue PARs and IAG shares to me in accordance with the PAR Plan, to fulfil IAG's obligations of disclosure of the details of the PAR Plan in accordance with relevant laws, and to generally administer the PAR Plan.

I acknowledge that IAG and its agents can collect the personal information from and disclose it to any related entity, the share registry, and any regulator in order to comply with the law.

Signature: .... Date: ....

Return Form no later than COB 10th September 2004 to:

By mail to: Hanna Meyer, Remuneration & Benefits - Share Plans
Level 13, 388 George Street Sydney NSW 2000

By fax to: (02) 9292-9970

You can gain access to the personal information relating to you by contacting IAG through Alex Christie, Senior Manager, Remuneration and Benefits.

IAG
Insurance
Australia
Group

IAG Performance Award Rights Plan
Explanatory Booklet

September 2004

{S0003552}

Table Of Contents

This Explanatory Booklet has been written to provide you with information on the IAG Performance Award Rights Plan and is intended to summarise the Plan. In the event of any inconsistency between this Explanatory Booklet and the PAR Terms, the PAR Terms will prevail.

Broader performance issues
Qualitative factors considered in determining the value of IAG shares include:
The ***performance*** of IAG relative to other insurers and Australian listed companies;
Our track record of ***delivering on promises*** and a ***clear strategy*** on how we will continue to deliver;
Stability and integrity of the Board and management, and ***consistency*** of the views taken by the company on various issues; and
Dividend policy – a regular income stream is important for many investors.

External factors
External factors that influence an insurer's value include:
Ability to maintain and grow margins and volumes in certain market conditions;
Investment market conditions (as insurers have high levels of investments);
Perceived impact of economic cycles or exchange rates; and
Perceived impact of regulatory changes.

As a participant in the Plan, you will receive information on a regular basis concerning IAG's share price and IAG's TSR performance against the Peer Group. The current trading price of IAG shares is available on the intranet 'InsideIAG'.

How the Plan works – Questions and Answers


Grant
Perform
PARs Exer'ble
Exercise
Lapse / Cease employ.

What is a Performance Award Right (PAR)?

A PAR is a right to acquire one ordinary share in IAG from the Trustee of the Plan. A PAR may be exercised in order to receive one share if the right has become exercisable and has not lapsed. Until you exercise your rights and acquire shares, a PAR will not give you a legal or beneficial interest in any IAG shares and you will not be able to participate in dividends or other shareholder benefits (including voting).

What is the Performance Award Rights Plan?

The Plan is an employee share rights plan designed to provide long-term incentive opportunity to participants. The Plan provides rights over issued shares in IAG. The Plan is governed by the Performance Award Rights Terms and the IAG Share and Performance Award Rights Trust Deed.

Who can participate in the Plan?

Executives, senior managers and other key employees are nominated by direct reports to the Chief Executive Officer IAG, and approved by the Chief Executive Officer IAG, to participate in the Plan. Participants have been selected in light of the pivotal role they will play in achieving the longer-term business goals of the Group. The Nomination, Remuneration and Corporate Governance Committee approve the participation of each individual in the Plan.

What are the objectives of the Plan?

The Plan is a key component of our executive remuneration strategy. The Plan allows you to acquire shares in IAG for a nominal exercise price, subject to the performance of IAG (as measured by Total Shareholder Return) over the performance period. The Plan will allow you to share in wealth you help the Group create.

How the Plan works – Questions and Answers



Grant
Perform
PARs Exer'ble
Exercise
Lapse / Cease employ.

Generally, whether or not your PARs will become exercisable will depend on the Performance Hurdle being met during the Performance Period, as depicted below.



Performance Period
(during which the Performance Hurdle must be met)
Base Date
Commencement Date (Grant)
3 years from Base Date
5 years from Base Date
10 years from Commencement Date (Grant)
23 Aug 04
17 Sept 04
23 Aug 07
23 Aug 09
17 Sept 14
The first Test Day will occur 28 Sept 07 (being the last trading day of the quarter).
Testing generally occurs quarterly during the Performance Period.

If you remain employed by the Group, you will have up to 10 years from the Commencement Date to exercise your PARs that have become exercisable.

The following concepts are discussed on the following pages:

- The Performance Period;
- The Performance Hurdle; and
- Total Shareholder Return;

How the Plan works – Questions and Answers



Grant
Perform
PARs Exercisable
Exercise
Lapse / Cease employ.

When may my Performance Award Rights become exercisable?

If the Performance Hurdle is met during the Performance Period, some or all of your PARs will be exercisable during the Exercise Period, as depicted below.



Exercise Period
Performance Period
Base Date
Commencement Date (Grant)
3 years from Base Date
First Test Day
5 years from Base Date
10 years from Commencement Date (Grant)
23 Aug '04
17 Sept '04
23 Aug '07
28 Sept' 07
23 Aug '09
17 Sept '14

The Exercise Period commences when you are notified that the Performance hurdle has been passed. The earliest this can occur is on the First Test Day in the performance period (being 28 September 2007 unless the Board determines an earlier date), and ends at the latest 10 years after the PARs have been granted. Different arrangements apply if you cease employment with the Group. Please refer to the table on page 14.

How the Plan works – Questions and Answers

How is a Company's Rank Determined?

IAG's rank as compared with companies in the Peer Group will be determined on each Test Day within the Performance Period by:

- determining the TSR at that Test Day for IAG and the TSR for each member of the Peer Group. TSR will include changes in the market value of the shares in the relevant companies from the Base Date to the Test Day. For this purpose, the market value of the shares at the Base Date will be determined by reference to the volume weighted average price at which shares were traded on the ASX in the one week period preceding and including the Base Date. The market value of shares on a Test Day will be determined by reference to the volume weighted average trading price at which shares were traded on the ASX in the 30 day period up to and including the Test Day; and

- ranking IAG and the members of the Peer Group by reference to each company's TSR on a percentile scale, with the company with the highest TSR at that day ranked at 100.

The rank for the Test Day is the position of IAG on that percentile scale.

What is a Test Day?

A Test Day is the last trading day of each quarter in the Performance Period and any other day(s) in the Performance Period nominated by the Board. The measurement of the IAG share price on a Test Day is averaged over the previous 30 days.

In what other circumstances can my Performance Award Rights become exercisable?

PARs may become exercisable if you are notified that an event specified in the PAR Terms happens before your PARs lapse. These events can include a takeover offer for IAG. For more information refer to clause 2.3 of the Performance Award Rights Terms.


Grant
Perform
PARs Exer'ble
Exercise
Lapse / Cease Employment

When will my Performance Award Rights lapse?

If you continue to be an employee of the Group, your PARs will lapse under the following circumstances:

Any PARs that have not become exercisable by the end of the Performance Period will lapse at that time (ie, 5 years after the Base Date); and

Any PARs that have become exercisable by the end of the Performance Period but have not been exercised by the end of the Exercise Period will lapse at the end of the Exercise Period (ie, 10 years after the Commencement Date (grant date) of the PARs if you remain employed by the Group).

What happens if I leave IAG?

The cessation of your employment with the Group will impact on your PARs. What happens will depend upon whether your Performance Award Rights have become exercisable prior to your ceasing employment and the reasons why you cease employment. This is explained in the table on the next page.

If your employment with the Group ceases, your PARs may lapse. If your PARs have not become exercisable and your employer ceases to be a member of the Group, your PARs may lapse.

Participation in the Plan does not provide a guarantee of continued employment with the Group and does not affect any right that the Group may have to terminate your employment.

Australian Tax Rules Summary

The following information provides a summary of the Australian taxation rules that apply to benefits granted under the Performance Award Rights (PAR) Plan. **The information is general in nature** and is intended to be a reference that you can provide to your taxation adviser.

It is strongly recommended that you seek professional advice in relation to your personal circumstances. If you, or your adviser have any additional questions, you may wish to contact Group Taxation for assistance.

This summary assumes that you are, and remain, an Australian resident for taxation purposes. It is proposed that specific rules be introduced regarding individuals whose tax residency status changes. These rules need to be considered on a case by case basis.

Your Choice

There are two possible ways to be taxed on PARs you receive under the PAR Plan. You may defer your tax or elect to pay tax upfront at the time the PARs are granted to you. Your choice will depend upon your individual tax and financial circumstances and your views on the likely future price of IAG shares.

Deferring your tax

Taxation of your Performance Award Rights

You will automatically defer the payment of your tax unless you elect to be taxed upfront. Where you defer, you will be taxed at the Assessment Time, being the ***earlier*** of:

- the termination of your employment[3]
- when you exercise your PARs.

If your Assessment Time is the time of the cessation of your employment, you will generally be taxed on the "market value" of your PARs at the time of termination as calculated under the formulae in the tax rules. If your Assessment Time is the time when you exercise your PARs, you will generally be assessed on the market value of the shares acquired on exercise (as calculated under the tax rules) minus the exercise price (which is $1.00 for all PARs in this tranche which are exercised at one time).

If your PARs lapse, you should not be taxed on the PARs.

---

3 Your employment is terminated if either:

(a) your employment with a Group Company ceases; or

(b) if your employer has ceased to be a Group Company, your employment with your employer at the time you receive your Rights ceases.

IAG

Insurance
Australia
Group

IAG Performance Award Rights Plan
Explanatory Booklet

September 2004

{S0003552}

September 2004

An invitation from the CEO

I am pleased to advise that you have been selected for an allocation of Rights under the Performance Award Rights (PAR) Plan. Your nomination reflects our belief that your contribution will assist the Group to perform and succeed, at the highest level. Achievement of the Plan's performance target will result in significant benefit to you and the Group.

The PAR Plan is a key component of our executive remuneration strategy and is designed to align the interests of shareholders and executives. The equity opportunity offered under the PAR Plan will provide an incentive to you over the longer term to create and focus on shareholder wealth. As with any aspect of your remuneration, this offer must be treated confidentially.

The terms of your invitation and the conditions applying to Performance Award Rights are outlined in this booklet. It is important that you read and understand the Plan documents. These will assist you to understand the Plan structure, the drivers of Group performance in relation to the performance hurdle the company is required to meet, and issues regarding the taxation consequences of your participation in the Plan. It is recommended that you seek professional advice before deciding whether to participate in the Plan.

Michael Hawker
Chief Executive Officer
Insurance Australia Group Limited

Table Of Contents

This Explanatory Booklet has been written to provide you with information on the IAG Performance Award Rights Plan and is intended to summarise the Plan. In the event of any inconsistency between this Explanatory Booklet and the PAR Terms, the PAR Terms will prevail.

Performance Award Rights and IAG Performance

The Performance Award Rights (PAR) Plan is designed to link your reward to IAG's longer-term performance, and also to the returns shareholders receive.

To realise reward from the Plan, IAG's Total Shareholder Return (TSR) needs to be competitive with the TSR earned by shareholders of the top performing companies in the S&P/ASX 100 index.

It is important to understand what drives IAG's share price and how the market, and analysts in particular, value our company. This, in turn, will enhance your understanding of how you can contribute to maximising return to our shareholders.

What impacts on the value of IAG?

There are three main factors that analysts take into account in valuing the shares of a company. These are:

1. The financial performance of the company;
2. Broader performance issues; and
3. External factors (such as market conditions).

These factors are described below.

Financial performance

The main aspects of financial performance that are considered by the investment community in valuing IAG shares are based on profitability – both past and future – and the expected future income stream of dividends.

Other aspects of financial performance that analysts consider include:

Cash flows generated and expected to be generated in future periods by core operations;

A ***price to earnings ratio*** – this is usually calculated as a multiple of the insurance profit;

Volatility of earnings;

Valuation of ***other assets***. In IAG's case, this includes its underwriting businesses and the capital backing the business; and

A ***risk*** factor – how much more risky do investors consider investing in IAG versus investing in an Australian government bond. The greater the relative risk, the greater the return an investor will demand.

Performance Award Rights and IAG Performance

Broader performance issues

Qualitative factors considered in determining the value of IAG shares include:

The ***performance*** of IAG relative to other insurers and Australian listed companies;

Our track record of ***delivering on promises*** and a ***clear strategy*** on how we will continue to deliver;

Stability and integrity of the Board and management, and ***consistency*** of the views taken by the company on various issues; and

Dividend policy – a regular income stream is important for many investors.

External factors

External factors that influence an insurer's value include:

Ability to maintain and grow margins and volumes in certain market conditions;

Investment market conditions (as insurers have high levels of investments);

Perceived impact of economic cycles or exchange rates; and

Perceived impact of regulatory changes.

As a participant in the Plan, you will receive information on a regular basis concerning IAG's share price and IAG's TSR performance against the Peer Group. The current trading price of IAG shares is available on the intranet 'InsideIAG'.

How the Plan works

Grant →	Perform →	PARs Exercisable →	Exercise →	Lapse / Cease employment
Your invitation to apply for PARs accompanies this booklet. If you wish to accept the invitation, complete the Application form accompanying this booklet and return it by the due date (10 September 2004). You will be granted Performance Award Rights upon acceptance of your application by the Trustee (Commencement Date). Testing for the Performance Hurdle will not commence until 3 years has elapsed from the Base Date.	The performance period occurs between 3 and 5 years after the Base Date. This is subject to your continuing as an employee of the Group. During this period, IAG's performance (from the Base Date) will be tested on the last trading day of each quarter by comparing its TSR against the TSR of the Peer Group. Your performance in this period and in the period leading up to it will directly influence the performance of IAG, and as a consequence, the number of your PARs that will become exercisable.	Unless they lapse (see the last column), some or all of your PARs will become exercisable when the Trustee notifies you that the performance hurdle has been satisfied or that an Event has occurred. The performance hurdle relates to the TSR performance of IAG relative to the Peer Group (companies comprising the S&P/ASX 100 from time to time, with such inclusions and exclusions as determined by the Board.)	Once PARs have become exercisable, you have the option to exercise them at any time before the tenth anniversary of the Commencement Date. This is subject to you continuing as an employee of the Group. (Refer to the table on page 14 for more information.)	If the performance hurdle is not met, PARs will lapse at the end of the performance period. Where the performance hurdle is met, any PARs that you have not exercised will lapse at the end of ten years from the date they were granted or 90 days after you cease employment with the Group. PARs that are not exercisable generally lapse if you cease employment with the Group. (Refer to the table on page 14 for more information.)
See Pages 4-5	**See Pages 6-7**	**See Pages 8-10**	**See Page 11**	**See Pages 12-13**

How the Plan works – Questions and Answers


Grant
Perform
PARs Exer'ble
Exercise
Lapse / Cease employ.

What is a Performance Award Right (PAR)?

A PAR is a right to acquire one ordinary share in IAG from the Trustee of the Plan. A PAR may be exercised in order to receive one share if the right has become exercisable and has not lapsed. Until you exercise your rights and acquire shares, a PAR will not give you a legal or beneficial interest in any IAG shares and you will not be able to participate in dividends or other shareholder benefits (including voting).

What is the Performance Award Rights Plan?

The Plan is an employee share rights plan designed to provide long-term incentive opportunity to participants. The Plan provides rights over issued shares in IAG. The Plan is governed by the Performance Award Rights Terms and the IAG Share and Performance Award Rights Trust Deed.

Who can participate in the Plan?

Executives, senior managers and other key employees are nominated by direct reports to the Chief Executive Officer IAG, and approved by the Chief Executive Officer IAG, to participate in the Plan. Participants have been selected in light of the pivotal role they will play in achieving the longer-term business goals of the Group. The Nomination, Remuneration and Corporate Governance Committee approve the participation of each individual in the Plan.

What are the objectives of the Plan?

The Plan is a key component of our executive remuneration strategy. The Plan allows you to acquire shares in IAG for a nominal exercise price, subject to the performance of IAG (as measured by Total Shareholder Return) over the performance period. The Plan will allow you to share in wealth you help the Group create.

How the Plan works – Questions and Answers

Do I have to pay anything to participate in the Plan?

You are not required to pay anything to acquire PARs under the Plan. Should your PARs become exercisable, you will have the opportunity to acquire shares in IAG from the Trustee by paying a nominal exercise price in total for all the PARs which are exercised at any one time. A share registry administration fee is payable by you to Computershare for each transfer. As a guide the fee is presently $66 inclusive of GST. This fee is reviewed from time to time and will be payable directly to Computershare.

How do I participate in the Plan?

If you wish to accept your invitation to participate in the Plan and be granted PARs, you will need to complete the Application form accompanying this booklet and return it by the due date (5pm EST on Friday 10 September 2004).

When will I receive my Performance Award Rights?

It is expected that your PARs will be allotted to you on or about 17 September 2004. You will receive a statement from Computershare confirming your allocation after that time.

How the Plan works – Questions and Answers


Grant
Perform
PARs Exer'ble
Exercise
Lapse / Cease employ.

Generally, whether or not your PARs will become exercisable will depend on the Performance Hurdle being met during the Performance Period, as depicted below.


Performance Period
(during which the Performance Hurdle must be met)
Base Date
Commencement Date (Grant)
3 years from Base Date
5 years from Base Date
10 years from Commencement Date (Grant)
23 Aug 04
17 Sept 04
23 Aug 07
23 Aug 09
17 Sept 14
The first Test Day will occur 28 Sept 07 (being the last trading day of the quarter).
Testing generally occurs quarterly during the Performance Period.

If you remain employed by the Group, you will have up to 10 years from the Commencement Date to exercise your PARs that have become exercisable.

The following concepts are discussed on the following pages:

- The Performance Period;
- The Performance Hurdle; and
- Total Shareholder Return;

How the Plan works – Questions and Answers

What is the Performance Period?

The Performance Period is the period during which the Performance Hurdle must be met in order for any of your PARs to become exercisable. As represented in the diagram on the previous page, the Performance Period is the period that occurs between 3 and 5 years from the Base Date if you remain as an employee of the Group. Different arrangements apply if you cease to be an employee of the Group.

What is the Performance Hurdle?

The Performance Hurdle is based on a comparison of IAG's Total Shareholder Return (TSR) with the TSR of the companies comprising the Peer Group measured during the Performance Period.

The Performance Hurdle will be measured on a Test Day within the Performance Period for the period from the Base Date to the Test Day. For any PARs to be exercisable, IAG's TSR performance must be within the top 50% of companies comprising the Peer Group. The Peer Group is the companies comprised in the S&P ASX100 from time to time (subject to such inclusions or exclusions as the Board may determine from time to time).

What is Total Shareholder Return?

Total Shareholder Return (TSR) measures the entire return a shareholder would obtain from holding a company's shares over a period, taking into account factors such as changes in the market value of the shares and dividends paid over that period.

The measurement period begins at the Base Date (which is the second trading day after the date on which IAG's financial results for the period ending 30 June 2004 are announced to the ASX), and ends on a Test Day during the Performance Period. (The terms Base Date and Test Day are included in the Glossary of this booklet.



Base Date
Commencement Date (Grant)
23 Aug '04
17 Sept '04
28 Sept '07
Last trading day of each calendar quarter until end of Performance Period
Two trading days after IAG's Annual results are announced
First Test Day, ie. last trading day of the calendar quarter


Grant
Perform
PARs Exercisable
Exercise
Lapse / Cease employ.

When may my Performance Award Rights become exercisable?

If the Performance Hurdle is met during the Performance Period, some or all of your PARs will be exercisable during the Exercise Period, as depicted below.


Exercise Period
Performance Period
Base Date
23 Aug '04
Commencement Date (Grant)
17 Sept '04
3 years from Base Date
23 Aug '07
First Test Day
28 Sept' 07
5 years from Base Date
23 Aug '09
10 years from Commencement Date (Grant)
17 Sept '14

The Exercise Period commences when you are notified that the Performance hurdle has been passed. The earliest this can occur is on the First Test Day in the performance period (being 28 September 2007 unless the Board determines an earlier date), and ends at the latest 10 years after the PARs have been granted. Different arrangements apply if you cease employment with the Group. Please refer to the table on page 14.

How many of my Performance Award Rights will be exercisable?

The number of PARs that will become exercisable depends on IAG's performance over the Performance Period, based on the Company's Total Shareholder Return (TSR) as ranked against the Peer Group. This is represented on the following graph.



% PARs exercisable
100%
50%
0%
Rank
50th
75th
100th

For any PARs to become exercisable, IAG's TSR performance must rank at or above the 50th percentile[1] within the Peer Group:

- Where IAG's TSR performance is below the 50th percentile, none of your total PARs will be exercisable;
- Where IAG's TSR performance is at the 50th percentile, 50% of your total PARs will be exercisable; and
- Where IAG's TSR performance is at the 75th percentile, 100% of your total PARs will be exercisable.

Where IAG's TSR performance is between the 50th and 75th percentile the percentage of PARs which become exercisable increases proportionately.

[1] 50th percentile – in a ranking of 100 companies, IAG must rank at 50 or above.

How the Plan works – Questions and Answers

How is a Company's Rank Determined?

IAG's rank as compared with companies in the Peer Group will be determined on each Test Day within the Performance Period by:

- determining the TSR at that Test Day for IAG and the TSR for each member of the Peer Group. TSR will include changes in the market value of the shares in the relevant companies from the Base Date to the Test Day. For this purpose, the market value of the shares at the Base Date will be determined by reference to the volume weighted average price at which shares were traded on the ASX in the one week period preceding and including the Base Date. The market value of shares on a Test Day will be determined by reference to the volume weighted average trading price at which shares were traded on the ASX in the 30 day period up to and including the Test Day; and

- ranking IAG and the members of the Peer Group by reference to each company's TSR on a percentile scale, with the company with the highest TSR at that day ranked at 100.

The rank for the Test Day is the position of IAG on that percentile scale.

What is a Test Day?

A Test Day is the last trading day of each quarter in the Performance Period and any other day(s) in the Performance Period nominated by the Board. The measurement of the IAG share price on a Test Day is averaged over the previous 30 days.

In what other circumstances can my Performance Award Rights become exercisable?

PARs may become exercisable if you are notified that an event specified in the PAR Terms happens before your PARs lapse. These events can include a takeover offer for IAG. For more information refer to clause 2.3 of the Performance Award Rights Terms.

How the Plan works – Questions and Answers


Grant
Perform
PARs Exer'ble
Exercise
Lapse / Cease employ.

How do I change my Performance Award Rights into IAG shares?

Shares in IAG will be transferred to you from the Trustee of the Plan when you exercise your PARs (the Trustee will notify you if they are exercisable). You may exercise some or all of your PARs which have become exercisable by:

1. Lodging a notice of exercise of PARs (in multiples of 100) with the Trustee; and
2. Paying the exercise price, which is $1.00 in total for all the PARs which are exercised at any one time; and
3. Paying an administration fee for each transfer of shares from the Trustee to you. At present, the current fee is $66 (inclusive of GST) and will be payable to Computershare.

How many shares will I receive?

Generally, you will receive one share for each PAR exercised.

Where IAG undertakes any bonus issues or capital reconstructions (eg. share splits or consolidations), the number of shares to which you will be entitled when you exercise your PARs will be adjusted in accordance with ASX requirements (further details are provided in the Performance Award Right Terms).

Can I assign or transfer the PARs I receive to another individual?

No. However, you will be able to transfer or sell the shares you receive upon exercise of your PARs.

When is the last time I can exercise my PARs?

Once your PARs have become exercisable, you must exercise them within 10 years from the date on which they were granted to you or your PARs will lapse. Different arrangements apply if you cease employment with the Group. Please refer to the table on page 13.

How the Plan works – Questions and Answers


Grant
Perform
PARs Exer'ble
Exercise
Lapse / Cease Employment

When will my Performance Award Rights lapse?

If you continue to be an employee of the Group, your PARs will lapse under the following circumstances:

Any PARs that have not become exercisable by the end of the Performance Period will lapse at that time (ie, 5 years after the Base Date); and

Any PARs that have become exercisable by the end of the Performance Period but have not been exercised by the end of the Exercise Period will lapse at the end of the Exercise Period (ie, 10 years after the Commencement Date (grant date) of the PARs if you remain employed by the Group).

What happens if I leave IAG?

The cessation of your employment with the Group will impact on your PARs. What happens will depend upon whether your Performance Award Rights have become exercisable prior to your ceasing employment and the reasons why you cease employment. This is explained in the table on the next page.

If your employment with the Group ceases, your PARs may lapse. If your PARs have not become exercisable and your employer ceases to be a member of the Group, your PARs may lapse.

Participation in the Plan does not provide a guarantee of continued employment with the Group and does not affect any right that the Group may have to terminate your employment.

WHETHER PARS ARE EXERCISABLE OR NOT EXERCISABLE	IMPACT ON PARS OF CEASING EMPLOYMENT WITH THE GROUP
Resignation or termination of employment with a company in the Group[2] (other than in Special Circumstances)	
Exercisable	You may exercise PARs within 90 days of the day on which you cease to be an employee (but not later than 10 years from the Commencement Date).
Not exercisable	PARs lapse on the day you cease employment
Special circumstances (being retirement, redundancy, death, total and permanent disablement, or Board approval)	
Exercisable	You may exercise your PARs before the ***later*** of: a) 90 days after the day on which you cease to be an employee; or b) 90 days after the day on which the Performance Period ends (but not later than 10 years from the Commencement Date).
Not exercisable	You may exercise your PARs if the Performance Hurdle is satisfied in the Performance Period. In these circumstances, the Performance Period will commence 3 years from the "Base Date" and end on the ***later*** of: a) 4 years from the Base Date; or b) 12 months after you cease to be an Employee (but no later than 5 years from the Base Date) If your PARs become exercisable after you cease employment you may exercise them no later than 90 days after this Performance Period ends.
Serious misconduct	
Exercisable and not exercisable	PARs lapse on the day you cease employment

[2] **Note: This may apply if your employer ceases to be a Group company.**

Australian Tax Rules Summary

The following information provides a summary of the Australian taxation rules that apply to benefits granted under the Performance Award Rights (PAR) Plan. **The information is general in nature** and is intended to be a reference that you can provide to your taxation adviser.

It is strongly recommended that you seek professional advice in relation to your personal circumstances. If you, or your adviser have any additional questions, you may wish to contact Group Taxation for assistance.

This summary assumes that you are, and remain, an Australian resident for taxation purposes. It is proposed that specific rules be introduced regarding individuals whose tax residency status changes. These rules need to be considered on a case by case basis.

Your Choice

There are two possible ways to be taxed on PARs you receive under the PAR Plan. You may defer your tax or elect to pay tax upfront at the time the PARs are granted to you. Your choice will depend upon your individual tax and financial circumstances and your views on the likely future price of IAG shares.

Deferring your tax

Taxation of your Performance Award Rights

You will automatically defer the payment of your tax unless you elect to be taxed upfront. Where you defer, you will be taxed at the Assessment Time, being the ***earlier*** of:

- the termination of your employment[3]
- when you exercise your PARs.

If your Assessment Time is the time of the cessation of your employment, you will generally be taxed on the "market value" of your PARs at the time of termination as calculated under the formulae in the tax rules. If your Assessment Time is the time when you exercise your PARs, you will generally be assessed on the market value of the shares acquired on exercise (as calculated under the tax rules) minus the exercise price (which is $1.00 for all PARs in this tranche which are exercised at one time).

If your PARs lapse, you should not be taxed on the PARs.

3 Your employment is terminated if either:

(a) your employment with a Group Company ceases; or

(b) if your employer has ceased to be a Group Company, your employment with your employer at the time you receive your Rights ceases.

Taxation Consequences of Selling Shares acquired as a result of exercising your Performance Award Rights

You may also be required to include a capital gain in your assessable income when you dispose of shares you acquire as a result of exercising your PARs. You will not be required to include a capital gain if you dispose of your shares under the "30 Day Rule" (discussed below).

Capital Gain

You may be required to include a capital gain in calculating your assessable income. The capital gain will generally equal the excess of the proceeds from the sale of the share over the "cost base" of the share. If the sale proceeds are less than the cost base, you will generally make a capital loss, which can then be offset against capital gains you make in the same year or future years. The cost base of your shares should equal the tax market value of your Right ***at the Assessment Time*** plus the nominal exercise price.

Your capital gain (after taking into account any capital losses) may be reduced by one half if you sell your shares 12 months from the date of acquisition ("Capital Gains Tax Concession"). The ATO have expressed the view ***you may be entitled to the Capital Gains Tax Concession if at least 12 months has passed from the time the Right was exercised***. It is recommended you obtain independent tax advice before you dispose of shares you acquire on exercise of your PARs as to whether you are entitled to the Capital Gains Tax Concession on disposal of your shares.

30 Day Rule

If you dispose of shares you acquire as a result of exercising your PARs, you may be assessed under the 30 Day Rule. This 30 Day Rule applies where you exercise the PARs and dispose of your shares within 30 days of the Assessment Time. The amount included in your assessable income as a result of the 30 Day Rule will equal the consideration you receive for the shares as a result of the arm's length transaction less the nominal exercise price.

Paying tax upfront

If you choose to be taxed upfront then you need to make an election under section 139E of the *Income Tax Assessment Act 1936* for the 2004/2005 year of income. The election must be made before you lodge your return for the 2004/2005 tax year.

An election you make for the 2004/2005 tax year may apply to other shares and rights you acquire under employee share schemes in that year, including any shares or rights you may acquire by virtue of any employee share plan of your former employer or by virtue of any other employee share plan of the Company.

Taxation of your Performance Award Rights

If you make the election, you will be assessed on the allocation of your PARs. You will be taxed on the "full market value" of the PARs when they are allocated to you by IAG. The values are calculated under the formulae in the tax rules and will be a significant amount. If you make an election under section 139E, neither the termination of your employment nor the exercise of your PARs will be taxable events for you.

Generally, if the PARs lapse without being exercised, you should not be taxed on the Right. If you have previously paid tax on the Right, you can seek a refund.

Taxation Consequences of selling Shares acquired as a result of Exercising your Performance Award Rights

Generally, you may be required to include a capital gain in your assessable income when you dispose of shares you acquire as a result of exercising your PARs. The capital gain will generally equal the excess of the proceeds from the sale of the share over the "cost base" of the share. If the sale proceeds are less than the cost base, you will generally make a capital loss, which can then be offset against capital gains you make in the same year or future years. The cost base of your shares should equal the tax market value of your PARs **at the date of grant** plus the nominal exercise price.

Your capital gain (after taking into account any capital losses) may be reduced by one half if you sell your shares 12 months from the date of acquisition ("Capital Gains Tax Concession"). The ATO have expressed the view ***you may be entitled to the Capital Gains Tax Concession if at least 12 months has passed from the time the Right was exercised.*** It is recommended you obtain independent tax advice before you dispose of your shares you acquire on exercise of your PARs as to whether you are entitled to the Capital Gains Tax Concession on disposal of your shares.

How to get more information

Where can I find more information?

Further information can be found in the following Performance Award Rights Plan documents:

- Performance Award Rights Terms; and
- Trust Deed (available from Remuneration & Benefits on request).

You can also contact

Alex Christie
Senior Manager Employee Remuneration & Benefits
phone (02) 9292-9545
e-mail: alex.christie@iag.com.au

Malcolm Green
Head of Corporate Human Resources & HR Business Partners
e-mail: malcolm.green@iag.com.au

Craig Hespe
Head of Group Taxation
e-mail: craig.hespe@iag.com.au

A copy of the Performance Award Rights Terms and the Application form that you need to complete in order to participate in the Plan accompany this booklet.

Glossary

Base Date	means the second trading day after the date on which IAG's financial results for the 12 month period ending 30 June 2004, being 23 August 2004
Commencement Date	is the date on which the Performance Award Rights are granted to you by the Trustee. May also be referred to as the grant date.
Event	is defined in Term 2.3 of the Performance Award Rights Terms and includes a takeover offer made to the holders of shares in IAG (other than as a result of an allotment or transfer approved by the Board of IAG)
Group	means IAG and its subsidiaries
IAG	means Insurance Australia Group Limited (ABN 60 090 739 923)
PARs or Performance Award Rights	Means Performance Award Rights issues pursuant to this invitation
Peer Group	means the group of companies in the S&P ASX 100 index (as determined by Standard & Poor's) from time to time with such inclusions and exclusions as may be determined by the Board from time to time.
Performance Hurdle	is based on a comparison of IAG's TSR with the TSR of the companies in the Peer Group
Performance Period	is described in Term 2.2A of the Performance Award Rights Terms.
Test Day	means the last Trading day of each calendar quarter in the Performance Period (where such Trading Day falls in the Performance Period)
Total Shareholder Return or TSR	is described on page 7 of this booklet
Trust Deed	is the IAG Share and Performance Awards Rights Plan Trust Deed dated 12 February 2001
Trustee	means IAG Share Plan Nominee Pty Ltd (ABN 52 095 125 152)

Insurance Australia Group Limited
Performance Award Rights Terms

Dated: [ ]

Terms of Performance Award Rights dated 2004 to be granted in accordance with the IAG Share and Performance Award Rights Plans Trust Deed

1 Entitlement

1.1 Subject to term 6, each Performance Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price of:

$$\frac{\$1}{\text{No. of Performance Award Rights exercised on any particular day}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Performance Award Right in accordance with these terms.

1.3 Shares transferred on the exercise of Performance Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

1.4 A Holder has no legal or equitable interest in a Share by virtue of acquiring a Performance Award Right. The Holder's rights are purely personal and contractual.

2 Conditions for exercise of Performance Award Rights

2.1 A Performance Award Right which is an Exercisable Right (which has not lapsed) may be exercised by a Holder at any time before the end of the Exercise Period for the Performance Award Right. The date the Exercise Period will end is described in Column 2 of the table set out below and depends on the status of the Holder at the relevant time as described in Column 1 of the table.

Status of the Holder	**The Exercise Period for the Performance Award Right ends on**
(i) For a continuing Employee	10 years after the Commencement Date
(ii) For a person who ceases to be an Employee in any of the following circumstances:	the day which is 90 days after the later of:

(a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board	(1) the end of the Performance Period; (2) the date on which the person ceases to be an Employee, (but not later than 10 years after the Commencement Date).
(iii) For a person who ceases to be an Employee (other than due to serious misconduct involving dishonesty) in circumstances other than: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; (e) with the approval of the Board.	the day which is 90 days after the date on which the person ceases to be an Employee, (but not later than 10 years after the Commencement Date).

2.2 A Performance Award Right will lapse depending on the status of the Holder, as described in Column 1 of the table below, at the time described in Column 2 of the table below.

Status of the Holder	**The day on which the Performance Award Right lapses**
(i) For a person who ceases to be an Employee due to serious misconduct involving dishonesty.	the date of ceasing to be an Employee (irrespective of whether it is an Exercisable Right)
(ii) For a person who ceases to be an Employee (in circumstances other than: (a) Retirement; (b) redundancy;	- if the Performance Award Right is not an Exercisable Right on the day the person ceases to be an Employee, the date of ceasing to be an Employee. - if the Performance Award Right is an Exercisable Right on the day the

(c) death; (d) Total and Permanent Disablement; (e) with the approval of the Board; or (f) serious misconduct involving dishonesty.)	person ceases to be an Employee, the end of the Exercise Period.
(iii) In the case of a person who is a continuing Employee.	- if at the end of the Performance Period for the Performance Award Right the Performance Award Right is not an Exercisable Right, the end of that Performance Period. - if at the end of the Exercise Period for an Exercisable Right the Performance Award Right is unexercised, the end of the Exercise Period.
(iv) In the case of any other person not covered in (i) (ii) or (iii)	- if the person requests that the Performance Award Right lapses, the date the request is received by Trustee. - if at the end of the Performance Period for the Performance Award Right the Performance Award Right is not an Exercisable Right, the end of that Performance Period. - if at the end of the Exercise Period for an Exercisable Right the Performance Award Right is unexercised, the end of the Exercise Period.

2.2A The Performance Period for a Performance Award Right (which has not lapsed) commences on the third anniversary of the Base Date and depending on the status of the Holder as described in Column 1 ends on the date described in Column 2 of the table set out below.

Status of Holder	**Date on which the Performance Period Ends**
(i) For a continuing Employee.	5 years from the Base Date.

(ii) For a person who ceases to be an Employee (other than due to serious misconduct involving dishonesty) in any of the following circumstances: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board.	the later of: (1) 4 years from the Base Date; or (2) 12 months from ceasing to be an Employee (but not later than 5 years from the Base Date).

2.3 A Performance Award Right (which has not lapsed) will become an Exercisable Right if either:

(a) Both of the following conditions are satisfied:

(i) the Performance Award Right is eligible to become exercisable under term 2.4; and

(ii) the Trustee gives notice to the Holder that the Performance Award Right has become exercisable in accordance with these terms. The Trustee must notify Holders within 28 days of the Test Day of the Performance Award Rights which have become exercisable;

or

(b) Both of the following conditions are satisfied:

(i) any of the following occur before the end of the Performance Period for a Performance Award Right:

(A) a takeover bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board);

(B) a statement is lodged with ASX to the effect that a person has voting power in not less than 15% of the total number of votes attaching to voting shares in IAG (other than as a result of an allotment or transfer approved by the Board);

(C) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies;

(D) IAG passes a resolution for voluntary winding up; or

(E) an order is made for the compulsory winding up of IAG; and

(ii) the Board gives a notice under this term to the Holder.

2.4 A Performance Award Right is eligible to become exercisable in accordance with the following and subject to the rule set out below:

If on a Test Day in the Performance Period:

When on the Test Day	**Number of the Performance Award Rights which are eligible to become exercisable:**
1 the Rank does not reach 50	1 nil
2 the Rank reaches 50 or above	2 the number of Performance Award Rights determined by the formula (rounded down to the nearest whole number): $$\left[\frac{[2(A-50)+50]}{100} \times B\right]-C$$ Where: A is the lesser of: (i) the Rank reached on the Test Day; and (ii) 75. B is the Total PARs; C is the number of Performance Award Rights which before the Test Day: (i) have become Exercisable ; or (ii) are eligible to become exercisable but in any case the number of Performance Award Rights determined by the formula to be eligible to become exercisable must not be a number less than zero.

Rule

The number of Performance Award Rights eligible to become exercisable at any time cannot exceed the number of Total PARs that have not lapsed.

2.5 The Rank for a Test Day is determined by:

(a) determining as at the Test Day the Total Shareholder Return for IAG and the Total Shareholder Return for each member of the Peer Group; and

(b) ranking IAG and the members of the Peer Group by reference to those Total Shareholder Returns on a percentile scale, with the company with the highest Total Shareholder Return at that day ranked at 100.

The Rank for the Test Day is the position of IAG on that percentile scale.

2.6 For the purpose of these terms a determination by the Board of the Rank shall be binding and conclusive.

3 Method of exercise of Performance Award Rights

3.1 A Performance Award Right is exercised by the holder lodging a notice of exercise of Performance Award Right, together with the exercise price for each Share to be transferred on exercise, with the Trustee or such other person as the Board designates.

3.2 Performance Award Rights must be exercised in multiples of 100, unless the Holder exercises all Performance Award Rights able to be exercised at that time. The exercise of some Performance Award Rights only does not affect the Holder's right to exercise other Performance Award Rights at a later time.

4 No Transfers

Performance Award Rights may not be transferred.

5 Quotation of Performance Award Rights and Shares

Performance Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Performance Award Rights are not already listed for official quotation and Shares of IAG are listed at that time, IAG will make application to ASX for official quotation of Shares transferred on the exercise of Performance Award Rights as soon as practicable after the Shares are transferred.

6 Participation in future issues

Participation generally

6.1 A Holder may only participate in new issues of securities to holders of Shares if the Performance Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Performance Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus issues

6.2 If IAG makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Performance Award Right will be altered as follows:

(i) the number of Shares which the Holder is entitled to have transferred on exercise of the Performance Award Right (S) is determined by the formula:

$$S = N + (N \times R)$$

where:

N = The number of Shares per Performance Award Right which the Holder is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

(ii) the exercise price per Share of a Performance Award Right will not be changed.

Share Rights issues

6.3 If IAG makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the issue then the exercise price per Performance Award Right will not be changed. The number of Shares which the Holder is entitled to have transferred on exercise of the Performance Award Right will not change.

Aggregation

6.4 If Performance Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Performance Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

6.5 In the event of any reconstruction of the issued ordinary capital of IAG the number of shares attaching to each Performance Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAG (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Performance Award Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(a) Consolidation; and

(b) Subdivision:

$$S = C \times \frac{B}{A};$$

(c) Reduction of capital by return of share capital:

$$S = C$$

(d) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$$S = C;$$

(e) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$$S = C \times \frac{B}{A} \; ;$$

where:

A = The total number of Shares on issue before the capital reconstruction;

B = The total number of Shares on issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right after the reconstruction.

7 Lapse

A Holder may request that some or all of the Performance Award Rights held by that Holder lapse.

8 Liability for tax

8.1 If IAG, or any company in the Group which is the employer or former employer of a Holder (**"Employer Company"**), is obliged as a result of a Holder exercising a Performance Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature **("Tax")**, then the Employer Company is entitled to be reimbursed by the Holder for the amounts paid to the tax authority.

8.2 Where term 8.1 applies, the Trustee is not obliged to transfer Shares to the Holder on exercise of the Holder's Performance Award Right unless IAG is satisfied that arrangements have been made for reimbursement. The arrangements that IAG may make include, without limitation, the sale of Shares acquired on exercise of the Holder's Performance Award Right.

9 Advice

IAG must give notice to each Holder of any adjustment to the number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right or the exercise price per share in accordance with the requirements, if any, of the Listing Rules.

10 Notices

Where the Board considers it appropriate, electronic notices may be given by IAG to a Holder.

11 Interpretation

11.1 In these terms words and expressions which have a particular meaning under the Trust Deed have the same meaning and in particular:

IAG means Insurance Australia Group Limited (ABN 60 090 739 923)

ASX means Australian Stock Exchange Limited.

Base Date means the date which is the second Trading Day after the date on which IAG's financial results for the twelve month period ending on the **30 June** that immediately precedes the Commencement Date are announced to the ASX.

Board means the board of directors of IAG.

Commencement Date means the date on which the Performance Award Rights are issued to the Holder in accordance with clause 8.6 of the Trust Deed.

Employee means a person who is a full time or part-time employee of any body corporate within the Group.

Exercisable Right means a Performance Award Right that is exercisable in accordance with these terms.

Exercise Period is the period determined in accordance with term 2.1.

Group means IAG and each body corporate that is, from time to time, a subsidiary of IAG under Division 6 of Part 1.2 of the Corporations Act 2001 (Cth).

Holder means the holder of a Performance Award Right.

Listing Rules means the Listing Rules of ASX.

Market Value means, for a company (including IAG):

(a) on the Base Date, the volume weighted average price at which shares were traded on ASX in the one week period preceding and including the Base Date; and

(b) on a Test Day, the volume weighted average price at which shares were traded on ASX in the 30 day period preceding and including the Test Day.

Peer Group means the group of companies in the S&P/ASX 100 index (as determined by Standard & Poor's) from time to time with such inclusions and exclusions as may be determined by the Board from time to time.

Performance Period means the period described in term 2.2A.

Rank means the ranking of IAG measured from time to time during the Performance Period in accordance with term 2.5.

Retirement in relation to a Holder means retirement by the Holder from employment of any body corporate in the Group at age 55 or over.

Share means a fully paid ordinary share in IAG.

Test Day means:

(a) the last Trading Day of each calendar quarter where such Trading Day falls in the Performance Period; and

(b) any other day or days in the Performance Period determined by the Board.

Total and Permanent Disablement means that the Holder has, in the opinion of the Board, after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Holder unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience.

Total PARs means the total number of Performance Award Rights allocated under these terms to the Holder.

Total Shareholder Return as at the Test Day of IAG or a company in the Peer Group means the total shareholder return of the relevant company determined by reference to:

(a) the changes in the Market Value of a relevant share in the company from the Base Date to the Test Day; and

(b) the value (on a basis determined by the Board from time to time) of any shareholder benefits (including dividends or any other benefits that the Board determines from time to time are to be taken into account) paid or otherwise made available generally to shareholders in the company from the Base Date to the Test Day.

Trading Day means a business day as defined in the Listing Rules.

Trust Deed means the trust deed dated 12 February 2001 between Insurance Australia Group Limited ABN 60 090 739 923 and IAG Share Plan Nominee Pty Limited ABN 52 095 125 152, as may be amended from time to time.

Trustee means the trustee of the trust established by the Trust Deed, currently NRMA Share Plan Nominee Pty Ltd.

11.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

11.3 Headings are inserted for convenience and do not affect the interpretation of these terms.

The IAG Share and Performance Award Rights Plans Trust

Trust Deed

Mallesons Stephen Jaques

Rialto
525 Collins Street
Melbourne Vic 3000
Telephone (61 3) 9643 4000
Fax (61 3) 9643 5999
DX 101 Melbourne
Ref: JAC

Contents

Trust Deed

TRUST DEED

Date: [12 FEBRUARY 2001 AS AMENDED]

Parties: **INSURANCE AUSTRALIA GROUP LIMITED ("IAGL") (ABN 60 090 739 923)** of 388 George Street, Sydney, NSW
and
IAG SHARE PLAN NOMINEE PTY LIMITED (ABN 52 095 125 152) of 388 George Street, Sydney, NSW

Recitals:

A. IAGL wishes to establish a trust to give Employees selected by the Board and Non-Executive Directors of IAGL the opportunity to have greater involvement with, and share in the future growth and profitability of, the Group.

B. The Trustee has agreed to act as the first trustee of the Trust and has agreed to hold shares in relation to the Plan on the terms and conditions set out in this deed.

Operative provisions:

1 Definitions and interpretation

1.1 The following words and phrases have these meanings in this deed unless the contrary intention appears:

Acceptance Date means the date the Trustee makes a resolution in accordance with clause 4.5, 5.5, 6.5 or 7.5, as appropriate, in relation to an offer.

Account of a Participant means an account referred to in clause 10.

Accretion means any accretion, dividend, distribution, entitlement, benefit or right of whatever kind whether cash or otherwise which is issued, declared, paid, made, arises or accrues directly or indirectly to or in respect of a Share including, without limitation, any such entitlement relating to a subdivision, consolidation or other reconstruction, any rights issue, bonus issue, Entitlements Offer, or distribution from any reserve of IAGL and any reduction of capital.

Allocation Share means a Share allocated under clause 5.

Allocation Share Plan means the terms of the Trust as they apply to Allocation Shares.

Application Form means a form to offer to acquire Bonus Equity Shares, Allocation Shares, Equity Shares or NED Shares, as appropriate, under the Plan in the form determined by the Board from time to time.

ASX means Australian Stock Exchange Limited.

Auditor means any person registered as an auditor under the Corporations Law.

Board means all or some of the Directors acting as a board of IAGL or, if the relevant powers or discretions have been delegated by the Board, the committee or individuals acting as delegates of the Board.

Bonus Equity Share means a Share allocated under clause 4.

Bonus Equity Share Plan means the terms of the Trust as they apply to Bonus Equity Shares.

Bonus Shares means the shares in respect of the Shares held by the Trustee on behalf of a Participant issued as part of a bonus issue to security holders of IAGL.

Cash Dividend means a dividend declared or paid with respect to Shares which is payable wholly in cash or, in the case of a dividend declared or paid with respect to Shares which is payable only partly in cash, that part of the dividend which is payable in cash.

Director means a director of IAGL.

Employee means at the relevant time a permanent full time employee of a body corporate which is in the Group and a part time, fixed term or casual employee of the body corporate at that time (including a director of a body corporate in the Group who holds on a permanent full time or part time basis salaried employment in a body corporate which is in the Group).

Equity Share means a Share allocated under clause 6.

Equity Share Plan means the terms of the Trust as they apply to Equity Shares.

Entitlements Offer means an offer to subscribe for or otherwise acquire issued or unissued securities, whether of IAGL or any other body.

Event means:

(a) a takeover bid is made to the holders of issued ordinary fully paid shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(b) a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or

arrangement for the purpose of or in connection with a scheme for the reconstruction of IAGL or its amalgamation with any other companies;

(d) IAGL passes a resolution for voluntary winding up; or

(e) an order is made for the compulsory winding up of IAGL.

Executive means an Employee whom the Board determines to be in an executive position.

Group means IAGL and each body corporate that is a subsidiary of IAGL under Division 6 of Part 1.2 of the Corporations Law.

Listing Rules means the Listing Rules of ASX as published from time to time, as amended by either a ruling or waiver given by the ASX to IAGL.

NED Share means a Share allocated under clause 7.

NED Share Plan means the terms of the Trust as they apply to NED Shares.

Net Income means, in respect of a financial year of the Trust, an amount which the Trustee determines to be the "net income" (as defined in Section 95 of the *Income Tax Assessment Act 1936*) of the Trust for the Year of Income.

IAGL means Insurance Australia Group Limited (ABN 60 090 739 923).

IAGL shares or **shares** means fully paid ordinary shares in the capital of IAGL.

Non-Executive Director means a Director who is not an Executive.

Offer Closing Date means the date for receipt of Applications by Executives to participate in the Performance Award Rights Plan as specified in the Application Form.

Participant means a Participating Employee (including an Executive) or Participating Director, or both of these, as appropriate.

Participating Director means a Non-Executive Director who is participating, or who has been invited and has applied to participate, in the Plan in accordance with clause 7.

Participating Employee means an Employee (including an Executive) who is participating, or who has been invited and has applied to participate, in the Plan in accordance with clause 4, 5, 6, or 8.

Performance Award Rights means the rights issued under clause 8.

Performance Award Rights Plan means the terms of the Trust as they apply to Performance Award Rights.

Plan means one or all of the Bonus Equity Share Plan, Allocation Share Plan, Equity Share Plan, NED Share Plan and the Performance Award Rights Plan, as the context requires.

Restriction Period means, in respect of a Plan, the period specified by the Board at the time of the invitation referred to in clause 4.1 or 5.1, 6.1 or 7.1, as appropriate.

Retirement in relation to a Participating Employee means retirement by the Participating Employee from employment of any body corporate in the Group at age 55 or over.

Shares means:

(a) the ordinary fully paid shares in the capital of IAGL or any other financial instrument or security allocated to a Participant in accordance with clauses 4, 5, 6, 7 and 8 of this deed; and

(b) Bonus Shares which are deemed to be Shares by virtue of the terms of Bonus Equity Shares, Allocation Shares, Bonus Equity Share Shares, NED Shares or Performance Award Rights.

Share Rights means any rights to acquire shares or securities issued or to be issued by IAGL.

Tax means all kinds of taxes, duties, imposts, deductions, charges and withholdings imposed by a government, together with interest and charges.

Transaction Costs means, in respect of a Share, the Trustee's estimate of the reasonable cost that the Trustee would incur if the Trustee had acquired the share on market on the date of allocation of the Share.

Total and Permanent Disablement in relation to a Participant means that the Participant has, in the opinion of the Board:

(a) after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Participant unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience;

(b) been continuously absent from all active work for a period of at least six months and has been required to participate in a rehabilitation program; or

(c) been classified as having total and permanent invalidity or disability in accordance with the superannuation provision relevant to any Participant.

Trust means the trust established by this deed.

Trustee means initially IAG Share Plan Nominee Pty Limited and thereafter means the trustee from time to time of the Trust.

Year of Income means a period of 12 months ending on 30 June in any year and includes the period commencing on the date of this deed and terminating on the next 30 June and the period ending on the date of termination of the Trust and commencing on the preceding 1 July.

1.2 In this deed, unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) a reference to a recital, this deed or a clause means the recital, this deed or the clause as amended from time to time in accordance with this deed;

(c) a reference to a rule, statute, or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(d) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

1.3 Headings are inserted for convenience and do not affect the interpretation of this deed.

2 Establishment of Trust

2.1 IAG Share Plan Nominee Pty Limited is hereby appointed by IAGL and agrees to act as Trustee of the Trust on the terms of this deed.

2.2 The Trust comes into operation on the date of the first contribution of capital to the Trust by IAGL.

2.3 The Trust shall be known as The IAG Share and Performance Award Rights Plans Trust.

3 Trustee

Nature, appointment and removal

3.1 The Trustee ceases to be the Trustee when:

(a) either:

(i) the Trustee gives notice in writing to IAGL that it wishes to retire as Trustee; or

(ii) IAGL serves notice in writing on the Trustee that it is removed as Trustee of the Trust; and

(b) a new Trustee is appointed.

3.2 On the retirement or removal of the Trustee, IAGL may appoint such new Trustee as it thinks fit.

Transfer of assets

3.3 On a change of Trustee, the retiring Trustee must execute all transfers, deeds or other documents necessary to transfer assets into the name of the new Trustee.

Powers of Trustee

3.4 Subject to this deed, the Trustee has all the powers in respect of the Trust that it is legally possible for a Trustee to have as a body corporate and, for the avoidance of doubt, these powers are in addition to all the powers invested in trustees by the *Trustee Act 1925 (NSW)* and (to the maximum extent permitted by law) are not subject to any restrictions on the powers of trustees that may be imposed under the *Trustee Act 1925 (NSW)*. For example the Trustee has the following powers:

(a) to enter into and execute all contracts, deeds and documents and do all acts or things which it deems expedient for the purpose of giving effect to and carrying out the trusts, powers and discretions conferred on the Trustee by this deed;

(b) to subscribe for, purchase or otherwise acquire and to sell or otherwise dispose of property, rights or privileges which the Trustee is authorised to acquire or dispose of on terms and conditions which it thinks fit;

(c) to appoint and, at its discretion, remove or suspend custodians, trustees, managers, servants and other agents, determine the powers and duties to be delegated to them, pay such remuneration to them as it thinks fit and any person so employed or engaged is deemed for the purpose of the deed to be employed or engaged by the Trustee;

(d) to institute, conduct, defend, compound or abandon any legal proceeding concerning the Trust and also to settle or compromise and allow time for payment or satisfaction of any debts due and of any claims or demands by or against the Trustee in respect of the Trust;

(e) to refer any claim or demand by or against the Trustee in respect of the Trust to arbitration and observe and perform awards;

(f) to make and give receipts, releases and other discharges for money payable to the Trust;

(g) to open bank accounts and to retain on current or deposit account at any bank any money which it considers proper and to make regulations for the operation of those bank accounts including the signing and endorsing of cheques;

(h) to sell any Share Rights and apply the proceeds of sale in accordance with this deed;

(i) to take and act upon the advice or opinion of any legal practitioner (whether in relation to the interpretation of this deed, any other document or statute or as to the administration of the trusts hereof) or any other professional person and whether obtained by the Trustee or not, without being liable in respect of any act done by it in accordance with such advice or opinion;

(j) to determine who is entitled to sign on the Trustee's behalf receipts, acceptances, endorsements, releases, contracts and documents; and

(k) generally to do all acts and things which the Trustee considers necessary or expedient for the administration, maintenance and preservation of the Trust and in performance of its obligations under this deed.

Instructions by Participants

3.5 For the purposes of this deed, the Trustee is entitled to regard as valid an instruction, consent or other authorisation given or purported to be given by a Participant, whether in writing and signed by or purporting to be signed by the Participant or in any other form approved by the Board.

Remuneration of Trustee

3.6 The Trustee is not entitled to receive from the Trust any fees, commission or other remuneration in respect of its office, but IAGL may pay to the Trustee from IAGL's own resources such fees and reimburse such expenses incurred by the Trustee as IAGL and the Trustee agree from time to time. The Trustee is entitled to retain for its own benefit any such fee or reimbursement.

No security

3.7 Neither the Trustee nor IAGL may use as security the Shares held by the Trustee on behalf of a Participant.

Conflict of interest

3.8 A person who is a director of the Trustee may, except where prohibited by the Corporations Law, act in that capacity notwithstanding a conflict of interest or duty.

3A Maximum number of shares issued under a Plan Trustee

Allocation Shares, Equity Shares, Bonus Equity Shares, NED Shares and Shares over which Performance Award Rights are granted must not be issued by IAGL, if immediately following the proposed issue:

(a) the number of shares proposed to be issued; plus

(b) the number of Allocation Shares, Equity Shares, Bonus Equity Shares, NED Shares and Shares over which Performance Award Rights issued by IAGL for a Plan in the period of 5 years preceding the time of the proposed issue; plus

(c) the number of shares issued by IAGL for every other employee incentive scheme of IAGL in the period of 5 years preceding the time of the proposed issue; plus

(d) the number of shares that would be issued if all options issued for every other employee incentive schemes of IAGL in the period of 5 years preceding the time of the proposed issue by IAGL of Shares for this Plan were exercised (excluding those Share Rights issued under employee incentive schemes of IAGL which have lapsed),

would exceed 5% of the number of shares in the issued capital of IAGL immediately following the proposed issue.

4 Grant of Bonus Equity Shares

Participation

4.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Bonus Equity Shares. In determining the number of Bonus Equity Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Bonus Equity Shares.

Terms of Bonus Equity Shares

4.2 Bonus Equity Shares allocated under this Plan must be on the terms set out in ***schedule 1*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

4.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Bonus Equity Shares.

Offer

4.4 Following an invitation under clause 4.1, an offer by the Employee to the Trustee for Bonus Equity Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

4.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Bonus Equity Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

4.6 By making the offer for Bonus Equity Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

5 Grant of Allocation Shares

Participation

5.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Allocation Shares. In determining the number of Allocation Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Allocation Shares.

Terms of Allocation Shares

5.2 Allocation Shares allocated under this Plan must be on the terms set out in ***schedule 2*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

5.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Allocation Shares.

Offer

5.4 Following an invitation under clause 5.1, an offer by the Employee to the Trustee for Allocation Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

5.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Allocation Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

5.6 By making the offer for Allocation Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

6 Grant of Equity Shares

Participation

6.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Equity Shares. In determining the number of Equity Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Equity Shares.

Terms of Equity Shares

6.2 Equity Shares allocated under this Plan must be on the terms set out in ***schedule 3*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

6.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Equity Shares.

Offer

6.4 Following an invitation under clause 6.1, an offer by the Employee to the Trustee for Equity Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

6.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Equity Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

6.6 By making the offer for Equity Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

7 Grant of NED Shares

Participation

7.1 The Board may invite a Non-Executive Director to participate in the Plan and invite the Non-Executive Director to make an offer to the Trustee for NED Shares. In determining the number of NED Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the NED Shares.

Terms of NED Shares

7.2 NED Shares allocated under this Plan must be on the terms set out in ***schedule 4*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Non-Executive Director

7.3 A Non-Executive Director is not liable to make any payment upon the acceptance of an offer for NED Shares under the Plan.

Offer

7.4 Following an invitation under clause 7.1, an offer by the Non-Executive Director to the Trustee for NED Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

7.5 The offer made by the Participating Director is accepted by the Trustee resolving to grant the NED Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Director.

7.6 By making the offer for NED Shares the Participating Director agrees to be bound by this deed and the constitution of IAGL.

8 Grant of Performance Award Rights

Invitation to participate

8.1 In its absolute discretion, the Board may invite an Executive to participate in the Plan and invite the Executive to make an offer to the Trustee for Performance Award Rights.

8.2 In determining whether to make an invitation to an Executive under clause 8.1 and determining the terms of such invitation, the Board may have regard to:

(a) the position in IAGL held or to be held by the Executive;

(b) the Executive 's length of service with IAGL;

(c) the contribution made by the Executive to IAGL;

(d) the potential contribution to be made by the Executive to IAGL; and

(e) any other matters which the Board considers relevant.

Terms of Rights

8.3 The Performance Award Rights granted under this Plan must be on the terms set out in ***schedule 5*** of this deed, unless the Board determines otherwise in its absolute discretion.

Offer

8.4 The offer by the Executive to the Trustee for Performance Award Rights must be made on an Application Form and include the following details:

(a) the name of the Executive;

(b) the nature and number of Performance Award Rights being offered;

(c) the closing date for the offer of the Performance Award Rights; and

(d) the terms of grant determined by the Board under clause 8.3.

8.5 To make an offer to the Trustee following an invitation to an Executive under clause 8.1, an Executive must:

(a) complete and sign the appropriate Application Form in respect of a number of Performance Award Rights which is not greater than the number of Performance Award Rights which the Executive is invited to acquire and not less than the minimum number (if any) specified in the invitation; and

(b) return the completed and signed Application Form to the Trustee on or prior to the Offer Closing Date.

8.6 The offer made by an Executive for Performance Award Rights is accepted by the Trustee by resolving to grant the Rights in accordance with the Plan.

8.7 By making the offer for a Performance Award Right, the Executive agrees to be bound by this deed and the constitution of IAGL.

Legal personal representative

8.8 A legal personal representative of the Performance Award Right Holder may be recognised by the Trustee as a holder of an Performance Award Right Holder's Performance Award Rights in circumstances where either the Performance Award Right Holder has died or the Performance Award Right Holder's estate is liable to be dealt with under the laws relating to mental health, on the production to the Trustee of documents or other evidence which the Trustee may reasonably require to establish the entitlement of the legal personal representative.

9 Acquisition and allocation of Shares by Trustee

Trustee to acquire or allocate shares for Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares and Performance Award Rights

9.1 Subject to the Trustee:

(a) receiving sufficient payment (whether being the proceeds of a loan provided to the Trustee by IAGL or payment from IAGL);

(b) having sufficient funds or shares in the Trust; or

(c) receiving or having sufficient funds or shares from a combination of (a) and (b) above,

the Trustee must allocate shares to the Account established for the Participant in order to grant:

(d) Bonus Equity Shares under clause 4; or

(e) Allocation Shares under clause 5;

(f) Equity Shares under clause 6;

(g) NED Shares under clause 7.

9.2 The Trustee may acquire Shares for the purpose of granting Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares and Performance Award Rights from time to time. Shares acquired in accordance with this clause are to be registered in the name of the Trustee on acquisition.

Legal and beneficial interest of Participants in Shares

9.3 Shares allocated in accordance with clause 9.1 in order to grant Bonus Equity Shares, Allocation Shares, Equity Shares and NED Shares must be held on the terms of this deed by the Trustee on behalf of the relevant Participant who is the beneficial owner of the Shares subject to the terms of the Plan under which the shares were allocated. All

interests and benefits to be held by the Trustee on behalf of a Participant under this deed are strictly personal to that Participant.

9.4 For avoidance of any doubt, a Participant has no legal or beneficial interest in a Share by virtue of acquiring or holding a Performance Award Right. The Participant's rights under the Performance Award Right are purely contractual and personal.

Rights of IAGL in Shares

9.5 Nothing in this deed confers or is intended to confer on IAGL, any charge, lien or any other proprietary right or proprietary interest in the Shares acquired by the Trustee under this clause 9 in relation to any Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares or Performance Award Rights. The rights of IAGL under this deed are purely contractual.

10 Accounts

10.1 The Trustee must open and maintain an account in respect of each Participant.

10.2 Each account must record:

(a) the number of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares and Performance Award Rights which each relevant Participant has been granted or to which they are entitled, as appropriate;

(b) the date of acquisition of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares or Performance Award Rights which each relevant Participant has been granted or to which they are entitled as appropriate; and

(c) the number of Bonus Shares (if any) to which each Participant is entitled.

11 Payments

11.1 Subject to the terms of this deed, the Trustee may make any payment in relation to Shares to a Participant in the manner directed by the Participant, or otherwise as the Trustee determines is appropriate, including, but not limited to, dividends and returns of capital.

11.2 Subject to the terms of this deed, the Trustee may deduct from any amount to be paid to a Participant an amount on account of Tax payable or anticipated to become payable by the Trustee, including by the Trustee on behalf of the Participant directly or indirectly in relation to a Share held on behalf of the Participant.

12 Notices

12.1 Any notice to be given by the Trustee shall be deemed to have been duly given if:

(a) sent by electronic mail; or

(b) sent by ordinary prepaid mail,

and shall be deemed to have been served:

(c) if sent by electronic mail or delivered, at the time of delivery or sending;

(d) if posted, three days after the date of posting, excluding Saturdays, Sundays and public holidays but, if the address of any Participant is outside Australia, then 7 days shall be substituted for three days for any notice given to or by that Participant.

12.2 Delivery, transmission and postage shall be to the address of any Participant as indicated on the application form or such other address as the Trustee or any Participant may notify to the other.

13 Audit

13.1 The Trustee shall keep or cause to be kept true accounts of all sums of money received and expended by or on behalf of the Trust and the matters in respect of which such receipt and expenditure takes place and of all sales and purchases of shares and of the assets and liabilities of the Trust.

13.2 The books of account of the Trust shall be maintained at the registered office of IAGL and shall be available for inspection by Participants during normal business hours free of charge upon prior written request.

13.3 The Trustee shall appoint an Auditor of the Trust.

13.4 The Trustee shall cause the books of account to be audited annually by the Auditor of the Trust.

13.5 The Trustee must ensure that the Auditor of the Trust has access to all papers, accounts and documents concerned with or relating to the Trust.

14 Income and capital distributions

Bonus Equity Shares

14.1 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Bonus Equity Shares or property related to or arising from Bonus Equity Shares held by the Trustee on behalf of the Participating Employee.

Allocation Shares

14.2 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Allocation Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Allocation Shares or property related to or arising from Allocation Shares held by the Trustee on behalf of the Participating Employee.

Equity Shares

14.3 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Equity Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Equity Shares or property related to or arising from Equity Shares held by the Trustee on behalf of the Participating Employee.

NED Shares

14.4 A Participating Director is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the NED Shares held by the Trustee on behalf of the Participating Director;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Director; and

(c) transactions or events related to NED Shares or property related to or arising from NED Shares held by the Trustee on behalf of the Participating Director.

Balance of Net Income

14.5 The balance of the Net Income of the Trust for a Year of Income to which no Participant is presently entitled in accordance with clauses 14.1, 14.2, 14.3 or 14.4 may, subject to compliance with any restrictions applicable by statute, common law or equity or the Listing

Rules, be applied, in whole or in part, for the benefit of one or more of the following beneficiaries as the Trustee thinks fit:

(a) an Employee (other than a director of a body corporate in the Group);

(b) a Participant (other than a director of a body corporate in the Group);

(c) a provident, benefit, superannuation or retirement fund established and maintained by IAGL;

(d) an employee share or option trust established for the benefit of all or any Employees of IAGL;

(e) a trust established and maintained for the benefit of all or any Employees of IAGL; or

(f) any charity nominated by the Trustee.

14.6 The balance of the Net Income of the Trust for a Year of Income to which no Participant is presently entitled in accordance with clause 14.1, 14.2, 14.3 or 14.4 and not applied in accordance with clause 14.5 may be accumulated by the Trustee as an Accretion to the Trust.

14.7 The Trustee may, prior to the termination of the Trust as set out in clause 19.1, if it thinks fit, apply that part of the capital of the Trust to which no Participant would be entitled as set out in clause 19 if the Trust was terminated at that time, in one or more of the following:

(a) in payment of any costs and expenses incurred by the Trustee in the execution or purported execution of the Trust or any of the powers, authorities or discretions vested in the Trustee; or

(b) for the benefit of any of the following beneficiaries as the Trustee thinks fit:

(i) an Employee;

(ii) a Participant; or

(iii) a provident, benefit, superannuation or retirement fund established and maintained by IAGL.

15 Amendment

15.1 Subject to clauses 15.2 and 15.3, IAGL may at any time by written instrument or by resolution of the Board, amend all or any of the provisions of this deed (including this clause 15).

15.2 No amendment of the provisions of this deed is to reduce the rights of any Participant in respect of Bonus Equity Shares, Allocation Shares, Bonus Equity Share Shares, NED Shares or Performance Award

Rights credited to the Account of the Participant prior to the date of the amendment, other than an amendment introduced primarily:

(a) to enable the Trustee or IAGL to take into account any changes to the system of taxation in Australia, including any proposed changes to the system of taxation in Australia, as a result of the Government's adoption of any recommendations made in the Report of the Review of Business Taxation submitted to the Government by the Ralph Committee;

(b) for the purpose of complying with or conforming to present or future State, Territory or Commonwealth legal requirements governing or regulating the maintenance or operation of the Plan or like plans;

(c) to correct any manifest error or mistake;

(d) to enable contributions or other amounts paid by any body corporate in the Group to the Trust to qualify as income tax deductions for that body corporate or any other body corporate in the Group; or

(e) to enable the Trustee or any body corporate in the Group to comply with the *Corporations Law* or the Listing Rules.

15.3 No amendment may be made except in accordance with and in the manner (if any) stipulated by the Listing Rules.

15.4 Subject to the above provisions of this clause 15, any amendment made pursuant to clause 15.1 may be given such retrospective effect as is specified in the written instrument or resolution by which the amendment is made.

16 Obligations and indemnity of the Trustee

16.1 Without derogating from the right of indemnity given by law to trustees, IAGL hereby covenants with the Trustee that it will indemnify and keep indemnified the Trustee in respect of all liabilities, costs and expenses incurred by the Trustee in the execution or purported execution of the Trust or any of the powers, authorities or discretions vested in the Trustee and from and against all actions, proceedings, costs, claims and demands in respect of any matter or thing done or omitted other than a claim arising out of the Trustee's negligence, dishonesty or the Trustee wilfully or knowingly being a party to a breach of trust.

16.2 The Trustee shall not be under any liability whatsoever except for its negligence, dishonesty, fraud or wilful default or except for the negligence, default or wilful breach of trust committed by any of its employees or agents acting as such.

16.3 Subject to clause 16.4, nothing in clause 16.1 enables the Trustee to recover any liabilities, costs and expenses from any Participant.

16.4 The Trustee is entitled to be indemnified by a Participant in respect of any Tax payable by the Trustee in respect of Shares held by the Trustee on behalf of the Participant.

16.5 Except as expressly provided in this deed, the Trustee will have no right of indemnity from a Participant personally.

17 Administration of the Plan

17.1 The Plan will be administered by the Trustee and the Board in accordance with this deed. The Board may make further rules for the operation of the Plan which are consistent with this deed.

17.2 Any power or discretion which is conferred on the Board by this deed must be exercised by the Board in the interests or for the benefit of IAGL, and the Board is not, in exercising any such power or discretion, under any fiduciary or other obligation to any other person.

17.3 Any power or discretion which is conferred on the Board by this deed may be delegated by the Board to a committee consisting of such Directors and/or other officers and/or employees of IAGL or a related body corporate of IAGL or to a third party and for such periods and on such conditions as the Trustee, IAGL or the Board, as the case may be, thinks fit.

17.4 The decision of the Board as to the interpretation, effect or application of this deed will be final and conclusive.

17.5 The Trustee and IAGL may each, from time to time, require a Participant to complete and return such other documents as may be required by law to be completed by the Participant or such other documents which the Trustee or IAGL considers should, for legal or taxation reasons, be completed by the Participant.

17.6 The Board may from time to time suspend the operation of the Plan and may at any time cancel the Plan. The suspension or cancellation of the Plan will not prejudice the existing rights of Participants.

18 Rights of Participants

18.1 Except as expressly provided in this deed, nothing in this deed:

(a) confers on any Employee the right to receive any Shares;

(b) confers on any Participant the right to continue as an employee of any body corporate in the Group;

(c) affects any rights which any body corporate in the Group may have to terminate the employment of any Employee;

(d) may be used to increase damages in any action brought against any body corporate in the Group in respect of any such termination; or

(e) confers on an Executive or Employee any expectation to become a Participant.

19 Termination of Trust

19.1 The Trust will terminate and be wound up as provided below upon the first to occur of the following events:

(a) an order being made or an effective resolution being passed for the winding up of IAGL (other than for the purpose of amalgamation or reconstruction);

(b) the Board determining that the Trust is to be wound up; and

(c) the day before the 80th anniversary of the date of this deed.

19.2 If the Trust is terminated, the Trustee must transfer to each Participant the Bonus Equity Shares, Allocation Shares, Bonus Equity Share Shares and NED Shares standing to the credit of the Account of the Participant.

19.3 The balance of the capital or income of the Trust to which no Participant is entitled in accordance with clause 14 may be applied in whole or in part for the benefit of one or more of the following beneficiaries as the Trustee thinks fit:

(a) an employee share or option trust established for the benefit of all or any Employees of IAGL;

(b) a provident, benefit, superannuation or retirement fund established and maintained by IAGL;

(c) a trust established and maintained for the benefit of all or any Employees of IAGL; or

(d) any charity nominated by the Trustee.

20 Sale and Indemnity

20.1 The Board may, at the time of offer of a Bonus Equity Share, Allocation Share, Bonus Equity Share or NED Share to a Participant, provide that the Participant is required to reimburse IAGL in the event that IAGL or any member of the Group is obliged to account for tax in connection with, or as a result of the grant or transfer of Bonus Equity Shares, Allocation Shares, Bonus Equity Share Shares or NED Shares to the Participant. The Board may determine the manner in which reimbursement is to occur, including without limitation by sale of the Shares held on behalf of the Participant.

21 Governing law, jurisdiction and process

21.1 This deed will be governed by the laws of New South Wales and will be construed and take effect in accordance with those laws.

EXECUTED as a deed

Execution page

THE COMMON SEAL of **INSURANCE AUSTRALIA GROUP LIMITED** is affixed in accordance with its constitution in the presence of:	))))

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Signature of authorised person	Signature of authorised person
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Office held	Office held
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Name of authorised person (block letters)	Name of authorised person (block letters)

THE COMMON SEAL of **IAG Share Plan Nominee Pty Limited** is affixed in accordance with its constitution in the presence of:	))))

....	....
Signature of authorised person	Signature of authorised person
....	....
Office held	Office held
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Name of authorised person (block letters)	Name of authorised person (block letters)

1. Registration of and beneficial interest in Bonus Equity Shares

1.1 Bonus Equity Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Bonus Equity Shares from the time of allocation.

1.2 By making an offer for Bonus Equity Shares in accordance with clause 4 of this deed, a Participating Employee agrees to be bound by the trust deed for the IAGL Bonus Equity Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for a Bonus Equity Share means the period commencing at the date of allocation of the Bonus Equity Share in accordance with clause 4.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) by a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Bonus Equity Share; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Bonus Equity Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Bonus Equity Shares are deemed to be Bonus Equity Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Bonus Equity Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Bonus Equity Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a Bonus Equity Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with a Bonus Equity Share or any legal or beneficial interest in a Bonus Equity Share:

(a) unless and until the Bonus Equity Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Bonus Equity Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Bonus Equity Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Bonus Equity Shares;

(b) may sell the Bonus Equity Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Bonus Equity Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Bonus Equity Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Bonus Equity Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Bonus Equity Shares allocated to a Participating Employee will be forfeited if the employment of the Participating Employee is terminated for serious misconduct involving dishonesty.

14. Early Release

14.1 A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may then, in its absolute discretion, determine that the Shares be released.

1. Registration of and beneficial interest in Allocation Shares

1.1 Allocation Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Allocation Shares from the time of allocation.

1.2 By making an offer for Allocation Shares in accordance with clause 5 of this deed, a Participating Employee agrees to be bound by the trust deed for the Allocation Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for an Allocation Share means the period commencing at the date of allocation of the Allocation Share in accordance with clause 5.5 and ending on the earliest of:

(a) the end of the day before the fifth anniversary of the allocation of the Share;

(b) the day the Participating Employee is no longer employed by <u>any</u> of the following:

(i) a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Allocation Shares; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Allocation Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Allocation Shares are deemed to be Allocation Shares for the purposes of this deed.

4.4 The Allocation Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Allocation Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the

Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Allocation Shares held by the Trustee n behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Allocation Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with an Allocation Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with an Allocation

Share or any legal or beneficial interest in an Allocation Share:

(a) unless and until the Allocation Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Allocation Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Allocation Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Allocation Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Allocation Shares;

(b) may sell the Allocation Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Allocation Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Allocation Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Allocation Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Allocation Shares allocated to a Participating Employee will be forfeited if the Employee is no longer employed by any of the following before the second anniversary of the allocation:

(i) a member of the Group; or

(ii) unless the Board determines otherwise, the employer of the Participating Employee at the date of allocation of the Allocation Shares;

except for cessation caused by:

a) redundancy;

b) Retirement;

c) death; or

d) Total and Permanent Disablement.

14. Early Release

A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may, in its absolute discretion, determine that the Shares be released.

1. **Registration of and beneficial interest in Equity Shares**

1.1 Equity Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Equity Shares from the time of allocation.

1.2 By making an offer for Equity Shares in accordance with clause 6 of this deed, a Participating Employee agrees to be bound by the trust deed for the Equity Share Plan and the constitution of IAGL.

2. **Interpretation**

2.1 **Restriction Period** for a an Equity Share means the period commencing at the date of allocation of the Equity Share in accordance with clause 6.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Equity Shares; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. **Right to dividends**

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Bonus Equity Share Shares.

4. **Bonus Shares**

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Bonus Equity Share Shares are deemed to be Bonus Equity Share Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Equity Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Right sold equal to the aggregate price for each Share Right sold in a block of Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the

Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Equity Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Equity Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with an Equity Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with an Equity Share or any legal or beneficial interest in an Equity Share:

(a) unless and until the Equity Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Equity Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Equity Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Equity Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Equity Shares;

(b) may sell the Equity Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Equity Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Equity Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Equity Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Equity Shares allocated to a Participating Employee will be forfeited if the employment of the Participating Employee is terminated for serious misconduct involving dishonesty.

14. Early Release

A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may then, in its absolute discretion, determine that the Shares be released.

Schedule 4 - NED Shares Terms

1. Registration of NED Shares and beneficial interest in NED Shares

1.1 NED Shares allocated to the Participating Director under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Director will be the beneficial owner of the NED Shares from the time of allocation.

1.2 By making an offer for NED Shares in accordance with clause 7 of this deed, a Participating Director agrees to be bound by the terms of the trust deed for the IAGL NED Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** means, in respect of a NED Share, the period commencing at the date of allocation of the NED Share in accordance with clause 7.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Trustee at the time of the invitation (not being less than 12 months);

(b) the day the Participating Employee ceases to be a Director of IAGL; or

(c) the day determined by the Trustee as the result of the Trustee determining that an Event has occurred.

3. Right to dividends

3.1 A Participating Director is entitled to receive all Cash Dividends paid on their NED Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Director is entitled to any Bonus Shares which accrue to the NED Shares held by the Trustee on behalf of that Participating Director.

4.2 The Bonus Shares must be registered in the name of the Trustee and held on trust by the Trustee on behalf of the Participating Director, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed;

(b) Bonus Shares issued in respect of NED Shares are deemed to be NED Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Director of any Share Rights which accrue to NED Shares held by the Trustee on behalf of that Participating Director.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Director may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) described by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Director) to be the cost of transferring the shares or securities to the Participating Director.

5.3 If the Participating Director does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after

deduction of the costs of sale incurred by the Trustee) to the Participating Director.

5.5 If the Trustee acquires, on behalf of the Participating Director, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Director. The Trustee may make it a condition of transfer that the Participating Director pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Director or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Director may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Director.

7. Voting rights

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Director as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL will enable, so far as practicable, relevant and lawful, the appointment of the Participating Director or the Participating Director's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Shares held by the Trustee on behalf of the Participating Director.

8. Right to attend, speak etc

8.1 The appointment of a Participating Director or the Participating Director's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Director or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Director nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Director will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of NED Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a NED Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Director must not assign, transfer, sell, encumber or otherwise deal with a NED Share or any legal or beneficial interest in a NED Share:

(a) unless and until the NED Share has been transferred to the Participating Director in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Director has until the day that is 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Director wishes to arrange through the Trustee the sale of all of the NED Shares held by the Trustee on behalf of the Participating Director; or

(b) give the Trustee a notice to transfer the NED Shares held on behalf of the Participating Director to the Participating Director.

12.4 Where the Trustee sells NED Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the NED Shares;

(b) may sell the NED Shares with other Shares (whether or not held on behalf of the Participating Director); and

(c) in relation to its obligation to pay the sale proceeds (if any) to the Participating Director may:

(i) deduct any costs of the sale before making a payment to the Participating Director; and

(ii) attribute a sale price to each NED Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the NED Shares to the Participating Director within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Director will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer NED Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 NED Shares allocated to a Participating Director will be forfeited if the Director is removed from office under Article 12.11 of the constitution of IAGL.

13.2 The Board may determine, for the purposes of an offer of NED Shares, that the NED Shares may be forfeited in the circumstances determined by the Board and notified to Participating Directors at the time of the offer.

Schedule 5 - Performance Award Rights Terms

1 Entitlement

1.1 Subject to term 7, each Performance Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price per Share of:

$$\frac{\$1}{\text{No of Performance Award Rights exercised}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Performance Award Right in accordance with these Terms.

1.3 Shares transferred on the exercise of Performance Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

2 Conditions for exercise of Performance Award Rights

2.1 A Performance Award Right which is a Vested Right (which has not lapsed) may be exercised by a Participant at any time before the end of the Exercise Period for the Performance Award Right. The date the Exercise Period will end is described in Column 2 of the table set out below and depends on the status of the Participant at the relevant time as described in Column 1 of the table.

Status of the Participant	**The Exercise Period for the Performance Award Right ends on**
(i) For a continuing Employee	10 years after the date of the grant of the Performance Award Right
(ii) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty):	the day which is 90 days after the later of: (i) the end of the Performance Period; or

Status of the Participant	The Exercise Period for the Performance Award Right ends on
(1) within 2 years of the grant of the Performance Award Right due to: (i) Retirement; (ii) redundancy (iii) death; (iv) Total and Permanent Disablement; or (2) after 2 years from the date of grant of the Right.	(ii) the date on which the person is no longer an Employee, (but not later than 10 years after the date of the grant of the Performance Award Right).
(iii) (1) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty) within 2 years of the grant of the Performance Share Right for a reason other than due to:- (i) Retirement; (ii) redundancy; (iii) death; (iv) Total and Permanent Disablement	the day which is 90 days after the date on which the person is no longer an Employee, (but not later than 10 years after the date of the grant of the Performance Award Right).

2.2 A Performance Award Right will lapse depending on the status of the Participant (as described in Column 1 of the table below) at the time described in Column 2 of the table below.

Status of the Participant	The day on which the Performance Award Right lapses

Status of the Participant	The day on which the Performance Award Right lapses
(i) For a person who is no longer an Employee due to serious misconduct involving dishonesty.	the date of ceasing to be an Employee (irrespective of whether it is a Vested Right).
(ii) For a person who is no longer an Employee within 2 years of the grant of the Performance Award Right (otherwise than due to: (1) Retirement; (2) redundancy; (3) death; (4) Total and Permanent Disablement; (5) with the approval of the Board; or (6) serious misconduct involving dishonesty.)	if the Performance Award Right is not a Vested Right on the day the person is no longer an Employee, the date of ceasing to be an Employee.
(iii) in the case of any other person.	if at the end of the Performance Period for the Performance Award Right the Performance Award Right is not a Vested Right, the end of that Performance Period; or if at the end of the Exercise Performance Award Period for a Vested Right the Right is unexercised, the end of the Exercise Period.

2.2A The Performance Period for a Performance Award Right (which has not lapsed) commences on 3 years from the date of grant of the Performance Award Right and depending on the status of the Participant as described in Column 1 ends on the date described in Column 2 of the table set out below.

Status of Participant	**Date on which the Performance Period Ends**
(i) For a continuing Employee.	5 years from the date of grant of the Performance Award Right.
(ii) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty): (1) within 2 years at the date of grant of the Performance Award Right due to: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board. (2) 2 years after the date of grant of the Performance Award Right.	the later of: (i) 4 years from the date of grant of the Performance Award Right; or (ii) 12 months from ceasing to be an Employee (but not later than 5 years from the date of grant of the Performance Award Right).

2.3 A Performance Award Right will become a Vested Right if the Performance Hurdle for the Performance Award Right is satisfied in the Performance Period for the Performance Award Right and the Trustee gives notice to the Participant that the Performance Hurdle has been satisfied. The Trustee will notify Participants within 14 days of the end of the Test Day on which the Performance Hurdle for the Performance Award Right has been satisfied.

2.4 The Performance Hurdle for a Performance Award Right will be satisfied if the Total Shareholder Return for a Share on the Test Day exceeds the Hurdle Growth Amount for the Share for the Test Day.

2.5 The Hurdle Growth Amount for a Test Day an amount being the Initial Market Value of a Share on the date of issue of the Performance Award Right compounded annually at 10% per annum from the date of grant of the Performance Award Right to the Test Day.

2.6 The Board may determine the day or days in the Performance Period on which it will be determined if the Performance Award Right becomes a Vested Right.

2.7 Clauses 2.7 to 2.15 (inclusive) set out the basis to determine for a Performance Award Right the Total Shareholder Return for a Share on the relevant Test Day:

(a) **Total Shareholder Return for a Share** in respect of a Performance Award Right on a Test Day means the sum of:

(i) the Market Value of a Share on the Test Day;

(ii) the Market Value of all Related Shares on the Test Day which have accrued in respect of the Share or a Related Share on or before the Test Day; and

(iii) the value of all Related Property (other than Shares) on the Test Day which has accrued in respect of the Share or Related Share on or before the Test Day,

reduced by the amount (if any) referred to in term 2.10.

(b) **Related Share** means a Share, or fraction of a Share, which has accrued in respect of the Share or is deemed to have accrued in respect of the Share or the Related Share on or before the relevant day.

(c) **Related Property** means property described in term 2.9.

2.8 The Shares which accrue to a shareholder in respect of a Share or a Related Share for the purposes of term 2.7 include those Shares which the Board determines it is appropriate to treat as accruing to a shareholder in respect of a Share and Related Shares and unless the Board otherwise determines includes:

(a) all bonus issues made in respect of the Share or a Related Share;

(b) all Shares which would be acquired by a shareholder if the shareholder exercised all Share Rights and entitlements to acquire Shares which accrue to the shareholder in respect of the Share or the Related Share;

(c) all Shares which would be acquired by a shareholder if all dividends received in respect of the Share or Related Share, were:

(i) applied under a dividend reinvestment plan in acquiring further Shares; or

(ii) if a dividend reinvestment plan is not available in respect of the dividend, the dividend was applied in acquiring further Shares at the lowest buy price during the one week immediately following the date of payment of the dividend (without taking into account any brokerage, stamp duty or incidental costs of acquiring the Shares); and

(d) all Shares which would be acquired by a shareholder if all distributions in cash, other than dividends, were applied in acquiring Shares at the lowest buy price during the one week immediately following the date of payment of the distribution (without taking into account any brokerage, stamp duty or incidental costs of acquiring the Shares).

2.9 Related Property (other than a Share or Share Rights or entitlements in respect of Shares or dividend or distribution in cash in respect of Shares) which accrues to a shareholder in respect of a Share or a Related Share for the purposes of this term includes that property which the Board determines it is appropriate to treat as accruing in respect of a Share and Related Shares and unless the Board otherwise determines includes:

(a) all property (other than a Share or Share Rights or entitlements in respect of Shares) which would be acquired by a shareholder if all rights to acquire the property which would accrue in respect of the Share or a Related Share, were exercised by the shareholder; and

(b) all amounts paid or payable to the shareholder in respect of the Related Property.

2.10 The Total Shareholder Return for a Share is reduced by the aggregate amount which the shareholder would have been required to pay to exercise rights or entitlements to acquire a Share or Related Property which accrues in respect of the Share or a Related Share but does not include uncalled amounts payable after the relevant day or amounts which may become payable in respect of partly paid Shares after the relevant day.

2.11 The Board may determine an appropriate basis for valuation of Related Property (other than a Share or Share Rights or entitlements in respect of Shares) which accrues to a shareholder in respect of the Share or Related Share.

2.12 If the shareholder may make an election in respect of a Share, a Related Share or Related Property, the Board may determine the manner in which that election is to be treated for the purposes of determining the Total Shareholder Return for a Share.

2.13 In determining the Total Shareholder Return for a Share:

(a) no adjustment is made for liability to tax which may arise by virtue of holding a Share, Related Share or Related Property including (without limitation):

(i) any distributions in respect of a Share, Related Share or Related Property; or

(ii) any Share or Related Property which accrues to a shareholder; and

(b) all distributions made are treated as if made without any deduction from the distributions including (without limitation) any withholding tax.

2.14 For the purposes of determining the Share or fractions of a Share or property which accrue in respect of a Share, a Related Share or Related Property, the Board may take into account a fractional interest even if the terms on which the Share, Share Rights, entitlements or property accrue do not provide for fractional interest.

2.15 For the purpose of this term a determination by the Board of the Total Shareholder Return for a Share shall be binding and conclusive.

3 Notice to Participant

3.1 If before the end of the Performance Period for a Performance Award Right:

(a) a takeover bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board);

(b) a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAGL or its amalgamation with any other companies;

(d) IAGL passes a resolution for voluntary winding up; or

(e) an order is made for the compulsory winding up of IAGL,

and the Board gives a notice under this term the Performance Award Right will become a Vested Right.

4 Method of exercise of Performance Award Rights

4.1 A Performance Award Right is exercised by the holder lodging the notice of exercise of Performance Award Right and application for Shares, together with the exercise price for each Share to be transferred on exercise and the relevant Performance Award Right certificate, with the Company Secretary of IAGL or such other person as the Board designates.

4.2 Performance Award Rights must be exercised in multiples of 100, unless the Holder exercises all Performance Award Rights able to be exercised at that time. The exercise of some Rights only does not affect the Holder's right to exercise other Performance Award Rights at a later time. If the Holder exercises less than all Performance Award Rights represented by a certificate then IAGL will cancel the certificate and issue a new certificate for the balance.

5 No Transfers

Performance Award Rights may not be transferred.

6 Quotation of Performance Award Rights and Shares

Performance Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Performance Award Rights are not already listed for official quotation and Shares of IAGL are listed at that time, IAGL will make application to ASX for official quotation of the Shares transferred on the exercise of Performance Award Rights as soon as practicable after the Shares are transferred.

7 Participation in future issues

Participation generally

7.1 A Participant may only participate in new issues of securities to holders of Shares if the Performance Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Performance Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus issues

7.2 If IAGL makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Performance Award Right will be altered as follows:

(i) the number of Shares which the Holder is entitled to have transferred on exercise of the Performance Award Right (S) is determined by the formula:

$$S = N + (N \times R)$$

where:

N = The number of Shares per Performance Award Right which the Participant is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

(ii) the exercise price per share of a Performance Award Right will not be changed.

Share Rights issues

7.3 If IAGL makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the issue then the exercise price per Performance Award Right will not be changed.

The number of Shares which the participant is entitled to have transferred on exercise of the Performance Award Right will not change.

Aggregation

7.4 If Performance Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Performance Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

7.5 In the event of any reconstruction of the issued ordinary capital of IAGL the number of shares attaching to each Performance Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAGL (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(i) Consolidation; and

(ii) Subdivision:

$$S = C \times \frac{B}{A};$$

(iii) Reduction of capital by return of share capital:

$$S = C;$$

(iv) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$$S = C;$$

(v) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$$S = C \times \frac{B}{A};$$

where:

A = The total number of Shares in issue before the capital reconstruction;

B = The total number of Shares in issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right after the reconstruction.

The exercise price per Performance Award Right will not be changed.

8 Lapse

A Holder may request that some or all of the Performance Award Rights held by that Holder lapse.

9 Liability for tax

9.1 If IAGL, or any company in the Group which is the employer or former employer of a Participant **("Employer Company")**, is obliged as a result of a Participant exercising a Performance Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature **("Tax")**, then the Employer Company is entitled to be reimbursed by the Participant for the amounts paid to the tax authority.

9.2 Where term 9.1 applies, the Trustee is not obliged to transfer Shares to the Participant on exercise of their Performance Award Right unless IAGL is satisfied that arrangements have been made for reimbursement. The arrangements that IAGL may make include, without limitation, the sale of Shares acquired on exercise of the Participant's Performance Award Right.

10 Advice

IAGL must give notice to each Holder of any adjustment to the number of shares which the Holder is entitled to have transferred on exercise of a Performance Award Right or the exercise price per share in accordance with the Listing Rules.

11 Notices

Notices may be given by IAGL to the Holder in the manner prescribed by the constitution of IAGL for the giving of notices to members of IAGL and the relevant provisions of the constitution of IAGL apply with all necessary modification to notices to Holders. In addition, where the Board considers it appropriate, electronic notices may be given by IAGL to a Participant.

12 Interpretation

12.1 In this Schedule words and expressions which have a particular meaning under this deed have the same meaning and, in particular:

Holder means the holder of a Performance Award Right.

Hurdle Growth Amount for a Test Day means the amount calculated under term 2.5 for the Test Day.

Initial Market Value of a Share on a day means the weighted average of the prices at which Shares in that class were traded on the stock market of ASX during the one month period up to and including that day.

Listing Rules means the Listing Rules of ASX.

Market Value means, for a company (including IAGL) for a day, the average market value of a share in the company during the one month period up to and including the day based on the daily closing price of the shares.

Participant means a Holder who is an Executive.

Performance Hurdle means the performance hurdle described in term 2.4.

Performance Period means the period described in term 2.2A.

Test Day means a day or days in the Performance Period determined by the Board under Clause 2.6.

Vested Right means a Performance Award Right that has become a Vested Right in accordance with terms 2.3 or 3.1.

12.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

12.3 Headings are inserted for convenience and do not affect the interpretation of these terms.

ASIC

Australian Securities and Investments Commission

RECEIVED

2004 DEC 14 A 10: 15

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Change to company details

Form 484 - Corporations Act 2001

Section A

Section A may be lodged independently if no changes are to be notified via Sections B or C.

Use this form to notify ASIC of:

A1 **Change of address**
A2 **Change of name - officeholders or members**
A3 **Change - ultimate holding company**

Related Forms

484 B appoint/cease officeholders, change to special status
484 C issue/cancel shares, change share structure and members register

Company details

Company name
INSURANCE AUSTRALIA GROUP LIMITED

ACN / ABN
090 739 923

Corporate Key

A1 Change of Address

New address

Address
LEVEL 26, NRMA CENTRE
388 GEORGE STREET
SYDNEY, NSW, 2000

Date of change

Date
19/07/2004

Apply address to

[X] **Registered office address**

If registered office changed, does the company occupy the premises?

[X] yes

[ ] no

if no, name of occupier

[ ] Occupier's consent

The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent

[ ] **Principal place of business**

[ ] **Company officeholder's residential address**

Family name | Given names

Place of birth

Date of Birth

Family name | Given names

Place of birth

Date of Birth

[ ] **Member's address**

Family name | Given names

Family name | Given names

When a member is a company, not a person

Company name (only if a member)

ACN/ARBN/ABN | Country of Incorporation (if not Australia)

Company name (only if a member)

ACN/ARBN/ABN | Country of Incorporation (if not Australia)

Signature

This form must be signed by a current director or secretary of the company

I certify that the information in this form is true and complete.

Name

REVELL, GLENN DEREK

Capacity

[ ] Director

[X] Company secretary

Signature

Date signed

03/08/2004

Lodging Party Details

ease notify the registered agent details (if applicable) and who queries about this form should be directed to

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

INSURANCE AUSTRALIA GROUP LIMITED

ASIC registered agent number

21781

Queries about this form

You can nominate an officeholder lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact

[ ] Signatory above

[X] ASIC registered agent above

[ ] Name of lodging party

Address

DX Number

DX City/suburb

Telephone Number

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission
Locked Bag 4000, Gippsland Mail Centre, VIC, 3841

388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

22 November 2004

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

IAG
Insurance
Australia
Group

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

LETTER TO BE SENT TO RPS1 AND RPS2 HOLDERS RE. $500 MILLION RESET EXCHANGEABLE SECURITIES

Attached is a copy of a letter to be sent to RPS1 and RPS2 holders in relation to the proposed new issue of up to $500 million in Reset Exchangeable Securities ('RES') by IAG Finance (New Zealand) Limited, through its New Zealand branch, announced today. IAG Finance (New Zealand) Limited is a wholly-owned subsidiary of IAG.

Yours sincerely

Anne O'Driscoll

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attachment (2 pages)

- The gross proceeds of the offer will, through a series of intra-group arrangements, be invested in a portfolio of high quality, short-dated, fixed interest securities, which will be managed by IAG Asset Management Limited. S&P has assigned the portfolio an Australian bond fund rating of 'AAAf', its highest rating in this category. RES interest payments will depend on the performance and creditworthiness of the portfolio, and other payment tests; and
- RES are not issued or guaranteed by IAG. However, IAG may at any time exchange RES for preference shares which will pay non-cumulative, quarterly, preferred floating rate dividends that are expected to be fully franked, subject to certain dividend payment tests. These preference shares, if issued, are expected to qualify as regulatory Tier 1 capital but are different from preference shares previously issued by IAG (RPS1 and RPS2).

The issue of RES enhances IAG's capital structure by providing certainty now of access to qualifying regulatory Tier 1 capital if needed at any time - particularly in market conditions that are less favourable or less certain than current market conditions. Such circumstances could include a severe fall in equity markets (like that experienced in October 1987), or major catastrophes that are beyond the limits of the Group's reinsurance arrangements (there have been no major catastrophes beyond these limits in Australia or New Zealand to date).

Upon issue of RES, the Group will reduce its current benchmark multiple of APRA's minimum capital requirement from 1.60 times to 1.55 times. This will enable the Group to release some existing capital for use in IAG's operations or for return to ordinary shareholders at an opportune time.

Details of the offer are contained in a prospectus. Before you decide to participate, please read the prospectus in full.

If you wish to apply for RES under the RPS holder offer, you must complete the personalised yellow application form accompanying your prospectus which you can request by contacting 1300 666 635 or by visiting www.iag.com.au/res. You must quote the entire identification code at the top of this letter when registering.

I encourage you to consider this investment opportunity. If, after reading the prospectus, you have any questions regarding the offer, please consult your accountant, lawyer or other professional adviser. If you have any questions on how to apply for RES, please call the **RES Information Line on 1300 666 635**.

Yours faithfully,

James Strong

James Strong
Chairman
IAG Finance (New Zealand) Limited

388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance
Australia
Group

22 November 2004

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

LETTER TO BE SENT TO RPS1 AND RPS2 HOLDERS RE. $500 MILLION RESET EXCHANGEABLE SECURITIES

Attached is a copy of a letter to be sent to RPS1 and RPS2 holders in relation to the proposed new issue of up to $500 million in Reset Exchangeable Securities ('RES') by IAG Finance (New Zealand) Limited, through its New Zealand branch, announced today. IAG Finance (New Zealand) Limited is a wholly-owned subsidiary of IAG.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attachment (2 pages)

22 November 2004

IAG Finance (New Zealand) Limited
ABN 97 111 268 243
New Zealand branch
IAG House,
Level 10, 151 Queen Street
Auckland, New Zealand

Please quote this code when registering to request a prospectus and application form.

Dear RPS holder,

You are a valued holder of Insurance Australian Group Limited's (IAG's) reset preference shares (RPS1 and/or RPS2), and I am pleased to offer you the opportunity to invest in a new security issued by the IAG Group, Reset Exchangeable Securities (RES).

If you take up this opportunity and apply for RES under the RPS holder offer, your application will receive preferential treatment over applications received under the general offer in the event of excess demand for RES. To apply, please follow the instructions overleaf.

RES are perpetual reset exchangeable notes to be issued by IAG Finance (New Zealand) Limited, a wholly-owned subsidiary of IAG which manages the ongoing treasury operations of the Group's New Zealand operations.

Up to five million RES will be issued at an issue price of $100 each, to raise up to $500 million, with the ability to accept oversubscriptions for up to $50 million. The minimum investment amount is $5,000 (50 RES).

Offer highlights:

- RES holders will be entitled to receive non-cumulative, quarterly, floating rate interest payments that are expected to be fully franked, and are subject to interest payment tests;
- The interest rate for the first interest payment (15 March 2005) will be at least 4.55% - 4.76% per annum fully franked, which is equivalent to a grossed-up interest rate of at least 6.50% - 6.80% per annum, subject to the final margin;
- The floating interest rate will be based on the 90 day bank bill rate plus an indicative margin of between 1.00% - 1.30% per annum to be determined through a bookbuild;
- RES are intended to be quoted on the Australian Stock Exchange. International ratings agency Standard & Poor's (S&P) has assigned a rating of 'A-' for RES, consistent with RPS1 and RPS2;

- The gross proceeds of the offer will, through a series of intra-group arrangements, be invested in a portfolio of high quality, short-dated, fixed interest securities, which will be managed by IAG Asset Management Limited. S&P has assigned the portfolio an Australian bond fund rating of 'AAAf', its highest rating in this category. RES interest payments will depend on the performance and creditworthiness of the portfolio, and other payment tests; and
- RES are not issued or guaranteed by IAG. However, IAG may at any time exchange RES for preference shares which will pay non-cumulative, quarterly, preferred floating rate dividends that are expected to be fully franked, subject to certain dividend payment tests. These preference shares, if issued, are expected to qualify as regulatory Tier 1 capital but are different from preference shares previously issued by IAG (RPS1 and RPS2).

The issue of RES enhances IAG's capital structure by providing certainty now of access to qualifying regulatory Tier 1 capital if needed at any time - particularly in market conditions that are less favourable or less certain than current market conditions. Such circumstances could include a severe fall in equity markets (like that experienced in October 1987), or major catastrophes that are beyond the limits of the Group's reinsurance arrangements (there have been no major catastrophes beyond these limits in Australia or New Zealand to date).

Upon issue of RES, the Group will reduce its current benchmark multiple of APRA's minimum capital requirement from 1.60 times to 1.55 times. This will enable the Group to release some existing capital for use in IAG's operations or for return to ordinary shareholders at an opportune time.

Details of the offer are contained in a prospectus. Before you decide to participate, please read the prospectus in full.

If you wish to apply for RES under the RPS holder offer, you must complete the personalised yellow application form accompanying your prospectus which you can request by contacting 1300 666 635 or by visiting www.iag.com.au/res. You must quote the <u>entire</u> identification code at the top of this letter when registering.

I encourage you to consider this investment opportunity. If, after reading the prospectus, you have any questions regarding the offer, please consult your accountant, lawyer or other professional adviser. If you have any questions on how to apply for RES, please call the **RES Information Line on 1300 666 635**.

Yours faithfully,

James Strong

James Strong
Chairman
IAG Finance (New Zealand) Limited

388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance
Australia
Group

RECEIVED
2004 DEC 14 A 10:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

22 November 2004

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

INVESTOR PRESENTATION: NEW $500 MILLION RESET EXCHANGEABLE SECURITIES OFFER BY A SUBSIDIARY

Attached is a copy of an Investor Presentation to be made today in relation to a proposed new issue of up to $500 million in Reset Exchangeable Securities ('RES') by IAG Finance (New Zealand) Limited, through its New Zealand branch. IAG Finance (New Zealand) Limited is a wholly-owned subsidiary of IAG.

It is intended that RES, if issued, will be listed on ASX.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attachment (21 pages)

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE NZI

N:\CSCDept\CSCUser\ASX\2004\Nov\ASX Cover Letter RES Investor Present 221104.doc

IAG

Reset Exchangeable Securities (RES) issue of up to $500 million with ability to accept oversubscriptions for up to $50 million (Offer)

George Venardos, Chief Financial Officer
Michael Woods, Head of Group Finance & Treasury
UBS

22–24 November 2004

IAG Finance (New Zealand) Limited (Issuer), through its New Zealand branch, a wholly-owned subsidiary of Insurance Australia Group Limited

Lead Manager & Bookrunner UBS

NRMA INSURANCE SGIO SGIC CGU Swann Insurance STATE NZI

Disclaimer

IAG

- This presentation has been authorised by IAG Finance (New Zealand) Limited (ABN 97 111 268 243) (IAG Finance (NZ) or Issuer), a wholly-owned subsidiary of Insurance Australia Group Limited (ABN 60 090 739 023) (IAG), in connection with a proposed offering (Offer) of Reset Exchangeable Securities (RES). The Offer is made according to a prospectus which was lodged with the Australian Securities and Investments Commission (ASIC) on 22 November 2004 (Prospectus). UBS AG, Australia Branch (UBS) is the Lead Manager & Bookrunner of the Offer.
- UBS is offering to arrange for the issue of RES by the Issuer according to this Prospectus. The issue of RES is made according to a deed between the Issuer, IAG and the Lead Manager & Bookrunner that constitutes an 'intermediary authorisation' for the purposes of section 911A(2)(b) of the Corporations Act. As part of UBS's obligations under the intermediary authorisation and the Corporations Act, it is required to give you a Financial Services Guide (FSG) prior to you investing in the Offer. Appendix D of the Prospectus lodged with ASIC on 22 November 2004 contains a copy of the Lead Manager & Bookrunner's FSG.
- This presentation is provided to potential investors for the sole purpose of providing information to enable recipients to evaluate their interest in participating in the Offer. It is not intended as an offer, invitation, solicitation or recommendation with respect to the purchase or sale of any security. Prospective investors should make their own independent evaluation of an investment in RES.
- The information contained herein is subject to completion, verification and amendment. This document has not been lodged with ASIC. *The information that the Issuer and IAG will assume responsibility for is set out in the Prospectus.*
- Any investor wishing to acquire RES will need to read the Prospectus and complete the application form that will be attached to, or accompany, printed copies of the Prospectus or the electronic copy that will be available from the website www.iag.com.au/res.
- See also the "Important information" section at the back of this presentation.

NRMA INSURANCE SGIO SGIC CGU Swann Insurance STATE NZI

Agenda

IAG

• **Why issue RES?**	George Venardos
• **Offer summary**	George Venardos
• **IAG and the Issuer**	George Venardos
• **Reset Exchangeable Securities**	Michael Woods
• **Syndicate, bookbuild & timetable**	UBS

NRMA INSURANCE sgio SGIC CGU swann insurance STATE NZI

IAG

Why issue RES?

NRMA INSURANCE sgio SGIC CGU swann insurance STATE NZI

RES – Capital and risk management initiative

- RES are a new type of security for IAG
- IAG has sufficient Tier 1 capital—hence there is no need to issue Preference Shares now
- IAG's key wholly-owned insurers hold Insurer Financial Strength Ratings of 'AA'—currently the highest S&P rating of any Australian-based financial institution—but access to Tier 1 capital is important, particularly for unforeseen events which could impact the Group's capital strength
- RES provide certainty of access to Tier 1 capital at any time
- Initiative protects the interests of major stakeholders—shareholders, policyholders, creditors and our people

Benefits for IAG

- RES remain off-balance sheet until the Preference Shares are issued (if ever) with minimal cost to the Group
- Provides capacity to reduce its current target benchmark multiple of APRA's minimum from 1.60x to 1.55x
- Releases capital for use in IAG's operations or to return to shareholders at an opportune time
- Enables external financing of the NZ operations (and repayment of internal Group loans)

IAG

IAG and the Issuer

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE NZI

Leading general insurance group in Australia and New Zealand

IAG

CGU NRMA INSURANCE NZI

SGIC An IAG Company SGIO

STATE swann insurance

- Market leader (by GWP) in each of Australia & New Zealand—annual GWP of A$6.4 billion
- Owns leading direct and intermediated brands and underwrites for other parties, including RACV

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE NZI

Offer summary

- **Issuer**
  - IAG Finance (New Zealand) Limited, through its New Zealand branch
  - Wholly-owned subsidiary of IAG
- **Offer Size**
  - Up to $500 million of Reset Exchangeable Securities (RES)
  - Issue price of $100 each—up to five million securities
  - Ability to accept oversubscriptions for up to $50 million
- **Issue Credit Rating**
  - 'A-' by *S&P (same as RPS1 and RPS2)*
- **Key features**
  - Non-cumulative, quarterly, floating Interest Rate Payments—expected to be fully franked (gross up adjustment if not) —subject to payment tests
  - Perpetual, although RES Holders have right to request redemption on a Reset Date (first of which is expected to be 15 March 2010)
  - IAG may Exchange RES into Preference Shares issued by IAG at any time
  - Preference Shares if issued will pay non-cumulative, quarterly, preferred, floating rate dividends expected to be fully franked—with a one time step-up of 1.00% pa ten years after Issue Date—and will rank equally with IAG's RPS1 and RPS2 (also subject to payment tests)
- **Use of proceeds**
  - The gross proceeds of the offer will, through intra-group arrangements, be invested in a 'AAAf' S&P rated portfolio (Portfolio) held beneficially for RES Holders
  - Interest Payments and Redemption Amounts will be dependent on the performance and creditworthiness of the Portfolio
- **ASX quotation**
  - Issuer will apply to quote RES on ASX as IANG (and, if issued, Preference Shares)

IAG Finance (New Zealand) Limited
ABN 97 111 268 243 9

History of growth and product diversification



Gross Written Premium by business A$bn
CAGR 21%
$1.7bn
$1.8bn
$2.6bn
$3.6bn
$5.2bn
$6.4bn
FY97
FY98
FY99
FY00
FY01
FY02
FY03
FY04
Year ended 30 June
Motor
Home
Short-tail Commercial
Workers' Comp
CTP/Motor liability
Health
Liability
Other Short-tail

Notes:

1. Includes GWP of all businesses except Inwards Reinsurance, which is in run-off.
2. The health insurance business was sold in July 2003.
3. Other short-tail primarily consists of other accident, extended warranty and consumer credit businesses.
4. In relation to the financial information for the year ended 30 June 2001, IAG commenced operation on 22 July 2000 when it became the parent entity of IAL and its controlled entities upon demutualisation of IAL. Financial information used above, however, represents the full year of operation, including the three weeks prior to demutualisaiton. The information for financial years 1997 to 2000 relates to IAL.

IAG Finance (New Zealand) Limited
ABN 97 111 268 243 10

Business and profit growth



Insurance profit
$m
1,000
900
800
700
600
500
400
300
200
100
0
FY01
FY02
FY03
FY04



Insurance margin
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
FY01
FY02
FY03
FY04
Expected long term range



Return on equity
22.0%
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
-
(2.0%)
(4.0%)
Average normalised
Average actual
6.6%
(1.2%)
13.6%
12.9%
15.1%
FY01
FY02
FY03
FY04

* ROE (actual) attributable to ordinary shareholders
* ROE (normalised) attributable to ordinary shareholders



Dividends per ordinary share
Cents
25
20
15
10
5
FY01
FY02
FY03
FY04

1. Normalised ROE calculation was based on two adjustments to actual NPAT to ordinary shareholders:
   a. Exclusion of goodwill amortisation and non-recurring items
   b. Shareholders' fund returns adjusted to be equivalent to the daily average 10-year bond rate for the year, plus 4%. This was 9.7% in FY04, the prior year results have been restated on this basis.
2. "FY" represents financial years ended 30 June & dividends are those declared for the respective financial years.

Group structure and S&P ratings



Insurance Australia Group Limited ('IAG')
Insurance Australia Limited
IAG International Pty Limited
IAG Finance (NZ)
IAG Re Limited
IAG Portfolio
Other entities
CGU Insurance Limited
Swann Insurance (Aust) Pty Limited
IAG New Zealand Limited

Illustrative structure only to show the key rated entities and those relevant to the RES Issue. Full details are available on request.

IAN RES Issue Credit Rating	**A-**
IAG Portfolio – Australian Bond Fund Rating	**AAAf**
IAG RPS2 Issue Credit Rating	A-
IAG RPS1 Issue Credit Rating	A-
IAG Preference Shares (if issued)	A-

	Insurer Financial Strength Ratings	*Long-Term Counterparty Credit Ratings*
Insurance Australia Limited	AA	AA / Stable Outlook
IAG New Zealand Limited	AA	AA / Stable Outlook
CGU Insurance Limited	AA	AA / Stable Outlook
Swann Insurance (Aust) Pty Limited	AA	AA / Stable Outlook

IAG financial position

- Capitalisation of ordinary shares of $9.1bn as at 19 November 2004
  - Ranked among the 25 largest Australian listed companies
- Balance sheet as at 30 June 2004
  - Total assets of $16.3bn
  - Net assets of $4.2bn (net tangible assets of $2.8bn)
  - RES will not be recognised in Group's statement of financial position as the liability is set-off against the asset of the Portfolio until such time as the Preference Shares are issued (if ever)
- Consolidated distributable earnings of $790m at 30 June 2004
  - $493m of distributable earnings in the IAG entity—distributions from some entities subject to APRA approval
  - $223m fully franked final dividend on Ordinary Shares paid in October 2004
  - $15m fully franked dividend payable on RPS1 and RPS2 declared and payable in December 2004
- Group had capacity to fully frank distributions in excess of $1.3bn as at 30 June 2004

Capital management

- Capital actively managed on three parameters
  - Risk of ruin of 1 in 750 years
  - 'AA' Insurer Financial Strength ratings for its key wholly-owned operating entities
  - A Group risk-weighted MCR multiple of 1.75 times as at 30 June 2004 (above then target benchmark multiple of 1.60 times)
- If RES issued the Group's target benchmark MCR multiple will be reduced to 1.55x
- Supported by
  - Conservative claims reserving
    - Minimum probability of sufficiency of at least 90%
  - Extensive reinsurance programme
    - *Maximum loss per event set at less than 2% of combined ratio*

Group borrowings & RPS as at 30 June 2004

IAG

- Current borrowings include
  - *Senior borrowings of $91m with 'AA' S&P rating*
    - NZ$100m, NZ$50m maturing in each of August 2005 and August 2007
  - $300m of domestic subordinated (10 nc 5) notes
    - Issued November 2002 with a 'AA-' S&P rating, legal maturity in November 2012
    - Dual tranche ($250m fixed & $50m floating)
  - US$240m of subordinated (12 nc 7) notes ($401m)
    - Issued April 2003 with a 'AA-' S&P rating, legal maturity April 2015
    - FX exposure (principal & interest) swapped back to Australian dollars

- Reset Preference Shares
  - RPS1: $350m issued / listed June 2002, first reset date June 2007
  - RPS2: $200m issued / listed June 2003, first reset date June 2008

NRMA INSURANCE scio SGIC CGU STATE

IAG Finance (New Zealand) Limited
ABN 97 111 268 243 15

Strategy remains unchanged

IAG


Progress
Simultaneously researching now for internationally applicable core competencies
Generation of international growth and profitability
Generation of domestic organic growth and profitability
June 2004
We believe there are significant opportunities locally for the next few years
Generation of domestic scale
Delivered
Time

NRMA INSURANCE scio SGIC CGU STATE

IAG Finance (New Zealand) Limited
ABN 97 111 268 243 16

Strategic goals updated

IAG

- Top quartile total shareholder return
- Return on Equity of at least 1.5 times WACC on normalised basis
- Establish an Asian foothold
- Maintain 80:20 mix of short-tail:long-tail gross written premium
- Maintain Insurer Financial Strength ratings of 'AA' from S&P for key wholly-owned general insurers

NRMA INSURANCE SGIO SGIC CGU STATE NZI

IAG Finance (New Zealand) Limited
ABN 97 111 268 243 17

Outlook for FY05 unchanged

IAG

- Organic business is performing as planned
- Policy growth remains strong
- No unexpected claims developments
- Investment markets robust
- Economic outlook good
- Annual insurance margin expected to exceed FY04 (13.5%)

NRMA INSURANCE SGIO SGIC CGU STATE NZI

IAG Finance (New Zealand) Limited
ABN 97 111 268 243 18

IAG Finance (NZ)

- IAG Finance (NZ) is a wholly-owned subsidiary of IAG and Issuer of RES through its New Zealand branch
- The Issuer has responsibility for raising finance for the New Zealand subsidiaries of the Group and for managing their treasury requirements
- The Board of the Issuer comprises:
  - James Strong (Chairman)
  - Michael Hawker
  - Rowan Ross
  - George Venardos
  - Michael Woods (alternate for M Hawker and G Venardos)

Issuer's role in the Offer

- Issuer is a wholly-owned subsidiary of IAG
- Recently established with responsibility for raising finance for the New Zealand subsidiaries of IAG and for managing their treasury requirements
- Issuer will lend the gross proceeds of the Offer, through intra-group arrangements, to IAG Portfolio (a wholly-owned subsidiary of IAG) whose sole purpose is to invest the gross proceeds in the Portfolio
- The Issuer's obligation to RES holders will be secured by the Portfolio

Reset Exchangeable Securities

Reset Exchangeable Securities


Reset Exchangeable Securities (RES)
Issued by IAG Finance (NZ)
If IAG exercises its Exchange Rights

RES: Issued by IAG Finance (NZ)

- **Reset Exchangeable Securities**
  - Perpetual, subject to rights to Redeem, Exchange or Convert
  - The gross proceeds of the offer will, through intra-group arrangements, be invested in a 'AAAf' S&P rated portfolio (Portfolio) held beneficially for RES Holders
  - RES liability set-off against the Portfolio—off-balance sheet
  - Income derived on the Portfolio expected to be sufficient to meet RES Interest Payments
- **Interest Payments and franking**
  - Non-cumulative, quarterly, floating rate Interest Payments—subject to Interest Payment Tests
  - Interest Rate = (90 day BBSW + Margin) x (1 – Tax Rate)
  - Interest Rate for first Interest Payment will be the greater of 5.5%pa and 90 day BBSW on Issue Date
  - Margin (until first Reset Date) determined by bookbuild (in range of 100—130 bps)
  - Expected to be fully-franked—gross-up adjustment if not
  - Payable 15 June, 15 September, 15 December and 15 March
- **Ranking**
  - Secured limited recourse debt
  - In liquidation—secured by Portfolio (Australian Bond Fund rating of 'AAAf' by S&P)
  - On winding-up of Issuer—RES Holders receive assets held in Portfolio and IAG may no longer exercise its Exchange Rights
  - On Exchange into Preference Shares—rank equally with IAG's RPS1 and RPS2

RES: The Portfolio

- Comprises high quality, short-dated, fixed interest securities, 'AAAf' Australian Bond Fund Rating from S&P[1]
- Portfolio subject to strict Investment Mandate
- Returns generated by the Portfolio will ultimately be paid to the Issuer and used to make Interest Payments to RES Holders
- IAG Asset Management will be the Portfolio Manager and will manage the Portfolio based on a strict Investment Mandate
- IAG Asset Management is a wholly-owned subsidiary of IAG
  - Primarily manages investment funds on behalf of the Group totalling A$9.3 billion as at 30 June 2004
  - Currently manages 'AAAm' fund with $1.3 billion as at 30 June 2004

Note:
1 According to S&P, funds rated 'AAAf' have extremely strong protection against losses from credit default. 'AAAf' is the highest Bond Fund Rating assigned by S&P

RES: Interest Payments

- There are two Interest Payments tests:
  - Test 1: *Interest Payments will only be paid in full if the Net Portfolio* Income exceeds the aggregate Interest Payment as at the Interest Payment Date (if test failed, the aggregate Interest Payment to RES Holders will only be paid up to the Net Portfolio Income)
  - Test 2: Interest Payments may not be paid if both of the following apply (IAG Profits Test):
    - IAG does not have sufficient profits at least equal to the aggregate Interest Payment on the relevant Interest Payment Date; and
    - IAG has not paid a dividend on any class of capital in the 12 month period before the relevant Interest Payment Date
- If Interest Payments not paid in full within 20 Business Days:
  - If both Interest Payments Tests were satisfied, RES Holders may request redemption
  - If failed the IAG Profits Test, dividend and capital reduction stoppers will apply to IAG

NRMA INSURANCE sgio SGIC CGU SWANN INSURANCE STATE NZI

IAG Finance (New Zealand) Limited
ABN 97 111 268 243 25

RES: Reset Provisions

- First Reset Date is 15 March 2010, then every five years unless date reset
- Issuer may Redeem and/or Convert some or all of RES on a Reset Date
- RES Holders may request redemption on a Reset Date
- Terms that can be reset are:
  - Next Reset Date
  - RES Margin
  - RES Conversion Discount
- Changes to be advised—50 Business Days prior to Reset Date
- Deemed acceptance of change of terms unless RES Holders notify the Issuer of a request for redemption

NRMA INSURANCE sgio SGIC CGU SWANN INSURANCE STATE NZI

IAG Finance (New Zealand) Limited
ABN 97 111 268 243 26

RES: Holder redemption

- RES Holders can request redemption of some or all RES to the Issuer
  - on any Reset Date
  - if a Trigger Event has occurred

- Trigger Event includes:
  - Interest Payment Tests satisfied and Interest Payment not paid in full within 20 Business Days of Interest Payment Date
  - Liquidation event occurs for Issuer, IAG or IAG Portfolio (excluding Winding-Up Event of Issuer or IAG Portfolio)
  - IAG announces intention to sell all, or substantially all, of its business, undertaking or assets (unless through a solvent reconstruction)
  - Issuer or IAG Portfolio is no longer a wholly-owned subsidiary of IAG

RES: Holder redemption (contd)

- If the Issuer receives a redemption request from a RES Holder, then the Issuer or IAG may choose to do any of the following:
  - Issuer: Redeem RES for an amount of cash equal to the Redemption Amount
  - Issuer: Arrange for a third party to acquire those RES from the RES Holder for the Issue Price plus any accrued Interest Payments
  - Issuer: Arrange Conversion of RES into Ordinary Shares
  - IAG: Exchange RES for Preference Shares (that is, exercise its Exchange Right)

- Redemption Amount is $100, unless the Net Portfolio Proceeds per RES are less than $100—then the Redemption Amount will be reduced to the Net Portfolio Proceeds per RES

- Number of Ordinary Shares issued per RES on Conversion will be calculated by dividing the Redemption Amount by the 20 Business Day VWAP, reduced by the RES Conversion Discount of 2.5%

RES: Redemption or Conversion by Issuer

- Issuer may initiate Redemption or Conversion of all or some RES:
  - On a Reset Date, by giving 35 Business Days notice prior to the Reset Date
  - If a Regulatory, Tax or Acquisition Event has occurred
  - If there are less than one million RES on issue—in which case the Redemption or Conversion must apply to all

- If Issuer initiates Redemption or Conversion, RES Holders will receive:
  - Cash; and/or
  - Ordinary Shares at a 2.5% discount to 20 Business Day VWAP,

  with aggregate of Cash and Ordinary Shares to equal the Redemption Amount

Exchange to Preference Shares


Reset Exchangeable Securities (RES)
Issued by IAG Finance (NZ)
If IAG exercises its Exchange rights

Exchange: IAG's Exchange Right

- IAG may, at its absolute discretion, Exchange RES into Preference Shares issued by IAG at any time
- One Preference Share will be delivered to RES Holders for each RES Exchanged
- On Exchange IAG will send a notice to RES Holders stating:
  - Number of RES to be Exchanged
  - Number of Preference Shares to be issued
  - Preference Share Issue Date
- Exchange conditions include:
  - Exchange Right can only be exercised on up to two occasions
  - A minimum of two million RES must be Exchanged (and in whole multiples of 10,000) at any time
  - Exchange, if not for all RES, must leave at least two million RES on issue

IAG Finance (New Zealand) Limited
ABN 97 111 268 243 31

Preference Shares



Reset Exchangeable Securities (RES)
Issued by IAG Finance (NZ)
If IAG exercises its Exchange rights

IAG Finance (New Zealand) Limited
ABN 97 111 268 243 32

Preference Shares: Issued by IAG

- **Issue of Preference Shares on Exchange**
  - Fully-paid preference shares in the capital of IAG
  - Rank equally with RPS1 and RPS2 and are expected to qualify as Tier 1 capital
  - If issued, the Preference Share Issue Price will be equivalent to the Redemption Amount, which may be less than the RES Issue Price of $100
- **Dividend and franking similar to RES**
  - Non-cumulative, quarterly, floating dividends—subject to Dividend Payment Tests
  - Preference Share Margin as per RES Margin at time of issue (no reset provision)
  - Expected to be fully-franked—gross up adjustment if not
  - Payable 15 June, 15 September, 15 December and 15 March
- **Step-Up**
  - If not Redeemed or Converted by the first Dividend Payment Date after ten year anniversary of issue (Step-Up Date), one-time step-up in Margin of 1.00% pa
- **Preference Shareholders have no right to request Redemption or Conversion**
- **IAG may Redeem for cash (subject to APRA approval) and/or Convert into Ordinary Shares some or all Preference Shares on:**
  - The Step-Up Date
  - Any Dividend Payment Date after the Step-Up Date
  - After certain specified events (Acquisition, Regulatory or Tax)

Preference Shares: Issued by IAG (contd)

- Proceeds on Redemption or Conversion
  - Redemption for cash equal to Preference Share Issue Price (may be less than $100)
  - Conversion into Ordinary Shares as per RES Conversion Discount at time of Preference Share issue, currently 2.5%
- Dividend Payments Test
  - Directors determining a Dividend to be payable
  - IAG having sufficient profits available to pay the Dividend
  - Payment will not cause IAG to breach APRA guidelines (incl. capital adequacy & distributable profits test) and APRA not otherwise objecting
- Dividend stopper
  - If Dividend not paid within 20 Business Days of Dividend Payment Date, no dividends on Ordinary Shares or reduction of capital for any securities ranking behind the Preference Shares
- Ranking as per RPS1 and RPS2
- Rating
  - If issued today, Issue Credit Rating of 'A-' by S&P (as per RPS1 & RPS2)
- ASX quotation
  - Application will be made to ASX for quotation prior to issue

Syndicate, bookbuild & timetable

IAG Finance (New Zealand) Limited
ABN 97 111 268 243 35

Syndicate and bookbuild timetable

- Lead Manager and Bookrunner: UBS AG, Australia branch
- Senior Co-Managers:
  - Citigroup Global Markets, Goldman Sachs JBWere, Macquarie Equities, Ord Minnett & UBS Private Clients
- Co-Managers:
  - Bell Potter, CommSec, Deutsche Securities, Grange Securities & Tricom Equities
- Bookbuild will be conducted by the Lead Manager & Bookrunner and will close:
  - For brokers: by 9:30am 25 November 2004
  - For institutions (through the Lead Manager & Bookrunner only): 2:00pm 26 November 2004
- The bookbuild will be conducted based on a RES Initial Margin range of 100—130bps, fully valuing franking credits (assuming 30% Tax Rate)
- On Monday 29 November 2004
  - Allocations and the RES Initial Margin advised to institutions and brokers
  - RES Initial Margin announced to the market

IAG Finance (New Zealand) Limited
ABN 97 111 268 243 36

Offer: Indicative timetable

IAG

Record date—Eligible RPS Holders	7.00pm 19 November 2004
Announcement of Offer and lodgement of Prospectus with ASIC	22 November 2004
Bookbuild	25 November–26 November 2004
RES Initial Margin announced	29 November 2004
Opening Date	30 November 2004
Closing Date for RPS Offer and General Offer	5.00pm 5 January 2005
Closing Date for Broker Firm Offer	10.00am 7 January 2005
Issue Date	11 January 2005
Commencement of trading on ASX on a deferred settlement basis	12 January 2005
Despatch of Holding Statements	14 January 2005
Commencement of trading on ASX on a normal settlement basis	19 January 2005
Record Date for first Interest Payment	28 February 2005
First Interest Payment Date	15 March 2005
First Reset Date	15 March 2010

Dates are subject to change

IAG

Questions

Appendix – Additional information

IAG Capitalisation as at 30 June 2004

Total Capitalisation	
As at	30-Jun-04
	A$m
Short-term debt	[redacted]
Long-term debt:	[redacted]
Senior	[redacted]
Subordinated	[redacted]
Cross currency swap payable[1]	[redacted]
Total long-term debt	[redacted]
Total debt	[redacted]
Shareholders' Equity	[redacted]
Equity attributable to ordinary shareholders	[redacted]
Retained Profits	[redacted]
Foreign currency translation reserve	[redacted]
Reset preference shares	[redacted]
Total shareholders equity (excl OEI)	[redacted]
Total capitalisation	[redacted]
Interest coverage & debt ratios	
Earnings before interest and tax (EBIT)	[redacted]
Earnings before interest, tax, depreciation and amortisation (EBITDA)	[redacted]
Market capitalisation at close of business day, 30 June 2004	[redacted]
- Ordinary shares ($5.00 per share)	[redacted]
- Reset preference shares (IAGPA & IAGPB)	[redacted]
Total market capitalisation	[redacted]
Total debt/(Total debt+shareholders equity excluding OEI)	[redacted]
Total debt/(Total debt+total market capitalisation)	[redacted]
EBIT interest cover (times)	[redacted]
EBITDA interest cover (times)	[redacted]

[1] Cross currency swaps have been entered into to hedge the currency exposure from US$ denominated subordinated debt. The principal of the cross currency swaps is revalued to take into account movements in the US$/A$ exchange rate and is reported as part of interest paying liabilities.

Important information

The information in this presentation is an overview and does not contain all information necessary to make an investment decision. It is intended to constitute a summary of certain information relating to the Issuer, IAG and IAG's subsidiaries (Group) and does not purport to be a complete description of the Group or the Offer.

The pro forma financial information is intended for informational purposes only, and is unaudited and does not purport to be indicative of the results that actually would have been obtained or the financial position that actually would have existed during and for the periods presented, and is not necessarily indicative of the Issuer's or the Group's operating results or financial position to be expected in future periods.

The information contained in this presentation has been prepared by the Issuer. No representation or warranty, express or implied, is made as to the accuracy, adequacy or reliability of any statements, estimates or opinions or other information contained in this presentation. To the maximum extent permitted by law, the Issuer and the Group and their directors, officers, employees and agents disclaim all liability and responsibility (including without limitation any liability arising from fault or negligence on the part of the Issuer and the Group and their directors, officers, employees and agents) for any direct or indirect loss or damage which may be suffered by any recipient through use of or reliance on anything contained in or omitted from this presentation. In making an investment decision, investors must rely on their own examination of the Issuer and the Group including the merits and risks involved. Investors should consult with their own legal, tax, business and/or financial advisors in connection with any acquisition of securities.

This presentation is not a prospectus nor an offer of shares for subscription or sale in any jurisdiction. This presentation does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or to any U.S. person, as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Securities may not be offered or sold in the United States, or to or for the account of any U.S. person (as defined in Regulation S under the U.S. Securities Act), unless the securities have been registered under the U.S. Securities Act or an exemption from registration is available.

Certain statements contained in this presentation may constitute "forward-looking statements" or statements about "future matters" for the purposes of section 728(2) of the Corporations Act 2001 (Cth) and/or "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date of this presentation. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Issuer's or the Group's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. None of the Issuer, the Group or any other person, gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this presentation will actually occur.

This presentation is being supplied to you solely for your information and may not be reproduced or distributed to any other person (including any general distribution in the United States) or published, in whole or in part, for any purpose without the prior written permission of the Issuer.

Reference to Standard & Poor's (S&P) ratings:

This presentation makes reference to ratings issued by S&P. In respect of all these references, it should be noted that:

- S&P Issue Credit Ratings are not "market" ratings, nor are they a recommendation to buy, hold or sell securities (including the RES);
- S&P Insurer Financial Strength ratings are not a recommendation to purchase or discontinue any policy or contract issued by an insurer or to buy, hold or sell any security offered by an insurer; and
- S&P Bond Fund Rating is not a "market" rating and, is no indicator or guarantee of return on the Portfolio (including the RES).

RECEIVED
2004 DEC 14 A 10: 15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MEDIA RELEASE

IAG
Insurance
Australia
Group

22 November 2004

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000 Australia
iag.com.au

IAG announces capital and risk management initiative with $500 million Reset Exchangeable Securities offer

Insurance Australia Group Limited (IAG) today announced an initiative to raise up to $500 million through an offer of Reset Exchangeable Securities (RES), as part of the Group's commitment to actively manage and enhance its capital structure.

RES are perpetual reset exchangeable notes, to be issued by IAG Finance (New Zealand) Limited, a wholly-owned subsidiary of IAG which manages the ongoing treasury operations of the Group's New Zealand operations.

Up to five million RES will be issued at an issue price of $100 each to raise up to $500 million, with the ability to accept oversubscriptions for up to $50 million. The minimum investment amount is $5,000 (50 RES).

RES holders will be entitled to receive non-cumulative, quarterly, floating rate interest payments that are expected to be fully franked. The floating interest rate is based on the 90 day bank bill rate plus an indicative margin of between 1.00% – 1.30% per annum, to be determined through a bookbuild.

The interest rate for the first interest payment (15 March 2005) will be at least 4.55% – 4.76% per annum fully franked, which is equivalent to a grossed-up interest rate of at least 6.50% – 6.80% per annum, subject to the final margin.

RES are intended to be quoted on ASX. International ratings agency Standard & Poor's (S&P) has assigned an issue credit rating of 'A-' for RES, consistent with IAG's reset preference shares (RPS) issued in 2002 and 2003 (ASX: IAGPA and IAGPB). The Group's very strong 'AA' insurer financial strength ratings for all of the key wholly-owned operating insurance entities remains unchanged, currently the highest of any Australian-based financial institution.

The gross proceeds of the offer will, through a series of intra-group loan arrangements, be invested in a portfolio of high quality, short-dated, fixed interest securities, to be managed by IAG Asset Management Limited. RES interest payments will depend on the performance and creditworthiness of the portfolio, and other payment tests. S&P has assigned the portfolio an Australian bond fund rating of 'AAAf', its highest rating in this category.

RES are not issued or guaranteed by IAG. However, IAG may at any time exchange RES for preference shares, which will pay non-cumulative, quarterly, preferred floating rate dividends, that are expected to be fully franked. These payments would be subject to certain dividend payment tests. These preference shares, if issued, are expected to qualify as regulatory Tier 1 capital.

IAG Chief Financial Officer George Venardos said this offer of RES enhances IAG's capital structure.

"The offer of RES will enable us to introduce a new type of security which provides the Group with certainty now of access to qualifying regulatory Tier 1 capital if needed at any time – particularly in

market conditions that are less favourable or less certain than current market conditions. Such circumstances could include a severe fall in equity markets like that experienced in October 1987, or major catastrophes that are beyond the limits of the Group's reinsurance arrangements. To date, there have been no major catastrophes beyond these limits in Australia or New Zealand.

"Upon issue of RES, the Group will reduce its current benchmark multiple of APRA's minimum capital requirement from 1.60 times to 1.55 times. This will enable the Group to release some existing capital for use in IAG's operations or for return to ordinary shareholders at an opportune time," Mr Venardos said.

The offer is expected to open on 30 November 2004 following a bookbuild to determine the initial margin, and close on 5 January 2005 (if not closed earlier). RES will be issued through an offer to RPS holders, a general offer and a broker firm offer. Registered holders of IAG's RPS1 or RPS2 with an Australian address as at 7.00pm (Sydney Time) on 19 November 2004, may apply for RES under the RPS holder offer and will receive preferential treatment in allocations over applications received under the general offer in the event of excess demand.

Full details of this investment opportunity are set out in the prospectus lodged with the Australian Securities and Investment Commission today. Interested investors are encouraged to request a prospectus early by calling the RES Information Line on 1300 666 635 or by visiting www.iag.com.au/res.

Summary of key dates*

Record date for RPS holders participating in the RPS holder offer	7.00pm 19 November 2004
Announcement of offer and lodgement of prospectus with ASIC	22 November 2004
Bookbuild	25 - 26 November 2004
Announcement of RES initial margin	29 November 2004
Opening date	30 November 2004
Closing date for RPS holder offer and general offer	5.00pm 5 January 2005
Closing date for broker firm offer	10.00am 7 January 2005
Issue date	11 January 2005
RES commence trading on ASX on a deferred settlement basis	12 January 2005
Despatch of holding statements	14 January 2005
RES commence trading on ASX on a normal settlement basis	19 January 2005
Record date for first interest payment	28 February 2005
First interest payment date	15 March 2005
First reset date	15 March 2010

*These dates are subject to change. All times referenced are Sydney time.

UBS AG, Australia Branch, has been appointed as Lead Manager & Bookrunner to the offer. The syndicate appointed to the offer comprises – Senior Co-Managers: Citigroup Global Markets Australia Pty Limited, Goldman Sachs JBWere Pty Limited, Macquarie Equities Limited, Ord Minnett Limited, UBS Private Clients Australia Ltd; Co-Managers: Bell Potter Securities Limited, Commonwealth Securities Limited, Deutsche Securities Australia Limited, Grange Securities Limited, Tricom Equities Limited.

Insurance Australia Group is Australasia's leading general insurance group. The group includes some of Australia and New Zealand's most trusted brands – NRMA Insurance, SGIO, SGIC, CGU, Swann Insurance, State Insurance and NZI.

Media Relations			**Investor Relations**	
Name	Emma Foster or	Will Sargent	**Name**	Anne O'Driscoll
Telephone	(02) 9292 8929	(02) 9292 9466	**Telephone**	(02) 9292 3169
Mobile	0411 013 170	0411 012 835	**Mobile**	0411 012 675

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE NZI

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG Insurance Australia Group

22 November 2004

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

PROPOSED ISSUE OF RESET EXCHANGEABLE SECURITIES BY A WHOLLY-OWNED SUBSIDIARY, IAG FINANCE (NEW ZEALAND) LIMITED

This morning IAG Finance (New Zealand) Limited (IAGFNZ), a wholly–owned subsidiary of Insurance Australia Group Limited ('IAG') lodged a prospectus with the Australian Securities and Investments Commission pursuant to which it is proposed to raise up to $500 million through an offer of Reset Exchangeable Securities (RES).

A copy of the prospectus as lodged with ASIC is enclosed. Electronic copies will be available from IAG's website at www.iag.com.au/res.

A copy of the media release introducing the proposed issue is also attached.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attachment (131 pages)

Reset Exchangeable Securities | RES

Insurance Australia Group

Prospectus for the issue of Reset Exchangeable Securities (RES) at an issue price of $100 each to raise up to $500 million – with the ability to accept oversubscriptions for up to $50 million

Applications must be for a minimum of 50 RES ($5,000)

Issuer

IAG Finance (New Zealand) Limited
(ABN 97 111 268 243),
through its New Zealand branch
The Issuer is a wholly-owned subsidiary of
Insurance Australia Group Limited
(ABN 60 090 739 923)

Lead Manager & Bookrunner

UBS Investment Bank

Senior Co-Managers

Citigroup Global Markets Australia Pty Limited
Goldman Sachs JBWere Pty Limited
Macquarie Equities Limited
Ord Minnett Limited
UBS Private Clients Australia Limited

Co-Managers

Bell Potter Securities Limited
Commonwealth Securities Limited
Deutsche Securities Australia Limited
Grange Securities Limited
Tricom Equities Limited

RES are unsecured notes for the purposes of section 283BH of the Corporations Act. The Issuer's obligations are secured over a portfolio of high quality, short-dated fixed interest securities for the benefit of holders of RES.

NRMA INSURANCE SGIO SGIC CGU swann insurance NZI STATE

Important information

Introduction

This Prospectus is dated 22 November 2004 and was lodged with the Australian Securities and Investments Commission (ASIC) on that date.

No RES will be issued on the basis of this Prospectus later than 13 months after the date of this Prospectus. ASIC and Australian Stock Exchange Limited (ASX) take no responsibility for the content of this Prospectus nor for the merits of the investment to which this Prospectus relates.

Offer

This Prospectus relates to the offer of RES at an Issue Price of $100 each to raise up to $500 million – with the ability to accept oversubscriptions for up to $50 million (Offer).

RES will be issued by IAG Finance (New Zealand) Limited through its New Zealand branch (Issuer or IAG Finance (NZ)). The Issuer is a wholly-owned subsidiary of IAG.

UBS AG, Australia Branch (ABN 47 088 129 613, AFSL No. 231087) (Lead Manager & Bookrunner) is offering to arrange for the issue of RES by the Issuer according to this Prospectus. The issue of RES is made according to a deed between the Issuer, IAG and the Lead Manager & Bookrunner that constitutes an 'intermediary authorisation' for the purposes of section 911A(2)(b) of the Corporations Act.

As part of the Lead Manager & Bookrunner's obligations according to the intermediary authorisation and the Corporations Act, it is required to give you a Financial Services Guide before you decide to apply for RES. Appendix D contains a copy of the Lead Manager & Bookrunner's Financial Services Guide.

Availability

This Prospectus will be available electronically during the Exposure Period and the Offer Period on the IAG website at **www.iag.com.au/res**. Printed copies of this Prospectus will be available free of charge during the Offer Period by calling the **RES Information Line on 1300 666 635** (Monday to Friday, 8.30am to 5.30pm). If you access an electronic copy of this Prospectus, then you should ensure that you download and read the entire Prospectus.

The Application Forms will be available during the Offer Period, both electronically and with printed copies of the Prospectus.

Applications

Applications according to this Prospectus may only be made during the Offer Period, and on the Application Forms attached to, or accompanying, this Prospectus (including an electronic copy).

You should read this Prospectus in its entirety before deciding to apply for RES. If, after reading this Prospectus, you are unclear or have any questions about the Offer, then you should consult your accountant, stockbroker, lawyer or other professional adviser.

Foreign selling restrictions

The distribution of this Prospectus (including an electronic copy) in jurisdictions outside Australia may be restricted by law.

If you come into possession of this Prospectus in jurisdictions outside Australia, then you should seek advice on, and observe, any such restrictions. If you fail to comply with such restrictions, that failure may constitute a violation of applicable securities laws.

This Prospectus does not constitute an offer in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer. No action has been taken to register or qualify RES or the Offer or to otherwise permit a public offering of RES in any jurisdiction outside Australia. In particular, RES have not been, and will not be, registered under the US Securities Act, and may not be offered or sold in the United States or to, or for the account or benefit of, a US Person.

For details of the foreign selling restrictions that apply to RES in certain foreign jurisdictions – see Section 10.7.

Defined words and expressions

Some words and expressions used in this Prospectus have defined meanings. The Prospectus glossary in Appendix A, clause 16.2 of the RES Terms in Appendix B, and clause 9.2 of the Preference Share Terms in Appendix C define these words and expressions. A reference to time in this Prospectus is to Sydney time, unless otherwise stated. A reference to $, A$, dollars and cents is to Australian currency, unless otherwise stated.

Disclaimer

The pro forma financial information provided in this Prospectus is for information purposes only and is not a forecast of operating results to be expected in future periods.

You should rely only on information in this Prospectus. No person is authorised to provide any information or to make any representations in connection with the Offer which is not contained in this Prospectus. Any information or representations not contained in this Prospectus may not be relied upon as having been authorised by the Issuer or IAG in connection with the Offer. Except as required by law, and only to the extent so required, none of the Issuer, IAG or any other person warrants the future performance of the Issuer or IAG or any return on any investment made according to this Prospectus.

Investment advice

This Prospectus does not provide investment advice – you should seek your own professional investment advice. The Offer does not take into account your investment objectives, financial situation and particular needs (including financial and taxation issues) as an investor. It is important that you read the entire Prospectus before deciding to apply for RES. In particular, in considering the prospects of the Group, it is important that you consider the risk factors that could affect the financial performance of the Group. You should carefully consider these factors in light of your particular investment objectives, financial situation and particular needs (including financial and taxation issues) and seek professional advice from your accountant, stockbroker, lawyer or other professional adviser before deciding whether to apply for RES. For investment risks relevant to the Offer – see Section 7.

Trustee

The Trustee has had no involvement in the preparation of any part of this Prospectus. The Trustee expressly disclaims and takes no responsibility for any part of this Prospectus. It makes no statement in this Prospectus and has not authorised or caused the issue of it. The Trustee does not guarantee the success of RES or Preference Shares or the payment of any Interest Payments or Dividends.

Limited recourse to the Issuer, IAG and IAG Portfolio

RES Holders have no recourse to IAG, except in the event of failure by IAG to perform its obligations according to the Transaction Documents. The liability of each of the Issuer and IAG Portfolio is limited in recourse to the property which is secured by the Charge and the Mortgage so that the Trustee may not seek to recover shortfalls owing to it by those entities over and above the value of that property.

Table of contents

Key dates

Event	Date
Record date – Eligible RPS Holders	7.00pm 19 November 2004
Announcement of Offer and lodgement of Prospectus with ASIC	22 November 2004
Bookbuild	25 November – 26 November 2004
Announcement of RES Initial Margin	29 November 2004
Opening Date	30 November 2004
Closing Date for RPS Holder Offer and General Offer	5.00pm 5 January 2005
Closing Date for Broker Firm Offer	10.00am 7 January 2005
Issue Date	11 January 2005
Commencement of trading of RES on ASX on a deferred settlement basis	12 January 2005
Despatch of Holding Statements by	14 January 2005
Commencement of trading of RES on ASX on a normal settlement basis	19 January 2005

Record Date for first Interest Payment	28 February 2005
First Interest Payment Date	15 March 2005
First Reset Date	15 March 2010

Dates may change

These dates (excluding Record Date for the first Interest Payment, first Interest Payment Date and first Reset Date) are indicative only and may change. The Issuer, IAG and the Lead Manager & Bookrunner may agree: to extend the Closing Dates; to close the Offer early without notice; or to withdraw the Offer at any time before RES are issued. Accordingly, you are encouraged to lodge your Application as soon as possible after the Opening Date. The period between the Opening Date and the Closing Dates is known as the Offer Period.

Quotation of RES

The Issuer will apply to ASX within seven days after the date of this Prospectus for RES to be quoted on ASX. Quotation of RES is not guaranteed or automatic. If ASX does not grant permission for RES to be quoted, RES will not be issued and all Application Payments will be refunded (without interest) to Applicants as soon as possible.

Applications

No Application will be accepted (and no RES will be issued) until seven days after this Prospectus was lodged with ASIC. ASIC may extend that period for up to a further seven days (up to a total of 14 days) by notice in writing to the Issuer. This period is known as the Exposure Period.

Applications will only be accepted during the Offer Period. You can obtain a copy of this Prospectus and an Application Form on the IAG website at **www.iag.com.au/res** or arrange for a copy to be sent to you by calling the **RES Information Line on 1300 666 635**.

Chairman's letter

IAG Finance (New Zealand) Limited
ABN 97 111 268 243
New Zealand branch
IAG House,
Level 10, 151 Queen Street
Auckland, New Zealand

22 November 2004

Dear Investor

On behalf of the Directors of IAG Finance (New Zealand) Limited, I am pleased to offer you the opportunity to invest in Reset Exchangeable Securities (RES).

RES are perpetual reset exchangeable notes to be issued by IAG Finance (New Zealand) Limited, a wholly-owned subsidiary of Insurance Australia Group Limited (IAG).

Up to five million RES will be issued at an Issue Price of $100 each to raise up to $500 million, with the company having the ability to accept oversubscriptions for up to $50 million. RES are rated 'A-' by Standard & Poor's and the Directors intend that they will be quoted on ASX.

RES Holders will be entitled to receive non-cumulative, quarterly, floating rate Interest Payments that are expected to be fully franked. The Interest Rate for the first Interest Payment Date will be at least 4.55% – 4.76% per annum fully franked (which is equivalent to a grossed-up Interest Rate of at least 6.50% – 6.80% per annum). The Interest Rate is based on the 90 day Bank Bill Rate plus a margin and depends on certain Interest Payment Tests being met.

RES are not issued or guaranteed by IAG. However, IAG may at any time Exchange RES for Preference Shares, which will pay non-cumulative, quarterly, preferred floating rate Dividends that are expected to be fully franked, subject to certain Dividend Payment Tests. These Preference Shares, if issued, are expected to qualify as regulatory Tier 1 Capital but are different from preference shares previously issued by IAG (RPS1 and RPS2).

The key features of RES and Preference Shares are summarised on pages 4 and 5 and a comparison to RPS1 and RPS2 is provided on pages 6 and 7.

The issue of RES enhances IAG's capital structure by providing certainty now of access to regulatory Tier 1 Capital if needed at any time – particularly in market conditions that are less favourable or less certain than the current market conditions. Such circumstances could include a severe fall in equity markets (like that experienced in October 1987), or major catastrophes that are beyond the limits of the Group's reinsurance arrangements (there have been no major catastrophes beyond these limits in Australia or New Zealand to date).

RES will provide the Group with the flexibility and certainty to access regulatory Tier 1 Capital at any time. Upon issue of RES, the Group will reduce its current benchmark multiple of APRA's minimum capital requirement from 1.60 times to 1.55 times. This will enable the Group to release some existing capital for use in IAG's operations or for return to Ordinary Shareholders at an opportune time.

Full details of this investment opportunity are set out in this Prospectus and I urge you to read it thoroughly. If you have any questions regarding the Offer, please contact your accountant, stockbroker, lawyer or other professional adviser. If you have any questions on how to apply for RES, please call the **RES Information Line on 1300 666 635**.

The key dates for the Offer are summarised on the previous page. It is possible that the Offer will close early, so I encourage you to lodge your Applications as soon as possible after the Opening Date.

Yours faithfully

James Strong

James Strong
Chairman
IAG Finance (New Zealand) Limited

Reset Exchangeable Securities...

This Prospectus describes the Offer of RES. The Issuer intends to issue up to five million RES, at an Issue Price of $100 each to raise up to $500 million – with the ability to accept oversubscriptions for up to $50 million. The minimum Application is 50 RES ($5,000).

The Group currently has sufficient Tier 1 Capital. This is the reason why the IAG Directors did not choose to issue a security like Preference Shares now.

The gross proceeds of the Offer will, through a series of intra-group arrangements, be invested by a wholly-owned subsidiary of IAG in a portfolio of high quality, short-dated, fixed interest securities (Portfolio). The Issuer's obligations to RES Holders are secured by the Portfolio and Interest Payments and Redemption Amounts will depend on the performance and the creditworthiness of this Portfolio.

In this Prospectus, certain information that is specific to RES has been highlighted with a yellow background and certain information that is specific to Preference Shares has been highlighted with a green background.

Reset Exchangeable Securities – issued by IAG Finance (NZ)

- **Floating rate Interest Payments**
  - Interest Payments are non-cumulative, based on a floating rate, and are expected to be fully franked
  - Interest Payments are payable quarterly and are subject to Interest Payment Tests
  - the Interest Rate for the first Interest Payment Date will be at least 4.55% – 4.76% per annum fully franked (which is equivalent to a grossed-up Interest Rate of at least 6.50% – 6.80% per annum)
- **Depend on Portfolio performance and creditworthiness**
  - Interest Payments and the Redemption Amount will depend on the performance and creditworthiness of the Portfolio, which will be managed by IAG Asset Management Limited
  - The Portfolio has an Australian Bond Fund Rating of 'AAAf' by S&P[1]. According to S&P, funds rated 'AAAf' have extremely strong protection against losses from credit default
  - 'AAAf' is the highest Australian Bond Fund Rating assigned by S&P
- **Reset provisions**
  - certain terms of RES may be changed by the Issuer on 15 March 2010 and any Reset Date after that
- **Exchangeable**
  - for Preference Shares at any time by IAG
- **Redeemable and Convertible**
  - on Reset Dates or when specified events occur:
    - RES Holders can request redemption of RES; or
    - the Issuer can Redeem for cash or Convert RES into Ordinary Shares
- **Quoted on ASX**
  - the Issuer will apply to quote RES on ASX within seven days after the date of this Prospectus
- **Issue Credit Rating[1]**
  - RES are rated 'A-' by S&P[1]

Note: 1 Any Issuer Credit Rating of 'BBB-' or higher from S&P is currently considered to be 'investment grade' – see Section 6.5 for the Group's credit ratings and Section 7.3.8 for investment risks associated with credit ratings.

IF IAG EXERCISES ITS EXCHANGE RIGHT

...Preference Shares

At any time, IAG may exercise its Exchange Right to Exchange some or all RES for Preference Shares issued by IAG. The Preference Shares, if issued, are expected to qualify as regulatory Tier 1 Capital.

Preference Shares – issued by IAG

- **Floating rate step-up Dividends**
  - Dividends are non-cumulative, based on a floating rate, and are expected to be fully franked
  - Dividends are payable quarterly and are subject to Dividend Payment Tests
  - the Dividend Rate will be calculated in a similar manner to the Interest Rate on RES
  - if Preference Shares are not Redeemed or Converted by the first Dividend Payment Date after the ten year anniversary of the Preference Share Issue Date (Step-Up Date), then the Preference Share Initial Margin will increase by a one time step-up of 1.00% per annum
- **Redeemable and Convertible**
  - on the Step-Up Date (or any Dividend Payment Date after that) or in certain other limited circumstances, IAG can:
    - Redeem Preference Shares for cash (subject to APRA approval); or
    - Convert Preference Shares into Ordinary Shares
- **Quoted on ASX**
  - if the Preference Shares are issued, IAG will apply to quote them on ASX
- **Issue Credit Rating**[1]
  - Preference Shares are expected to have the same rating as RPS1 and RPS2, which are currently rated 'A-' by S&P
- **Ranking**
  - Preference Shares are expected to rank equally with RPS1 and RPS2

Comparing RES...

RES being offered according to this Prospectus are reset securities which may be Exchanged into Preference Shares in IAG. Although both of these securities are similar to IAG's RPS1 and RPS2, there are some ways in which they are different. The table on these two pages gives you a snapshot of the similarities and differences and is not exhaustive.

Feature	RES – the security being offered according to this Prospectus
Legal form	Unsecured note[1]. The Issuer's obligations are secured over the Portfolio for the benefit of RES Holders.
Issuer	IAG Finance (NZ), through its New Zealand branch
Issue Credit Rating[2]	'A-' by S&P
Quotation on ASX	Intended
Issue date	Expected to be 11 January 2005
Maturity	Perpetual
Distribution	Interest
Non-cumulative	Yes
Expected to be fully franked	Yes
Distribution rate	(market rate + margin) x (1 – Tax Rate)
Market rate	Floating rate based on 90 day Bank Bill Rate – payable quarterly in arrears
Margin	RES Initial Margin 1.00% – 1.30% per annum, determined through the Bookbuild (and after that as changed on a Reset Date)
Distribution source	Portfolio – from where Interest Payments will be sourced. The Portfolio will be managed by IAG AM and RES Holders have a security interest in the Portfolio
Distribution tests	Sufficient Net Portfolio Income per RES and the IAG Profits Test
Step-Up Date – on which the margin increases once only	Not applicable
Step-up margin increase	Not applicable
Reset provisions	Yes
First Reset Date	15 March 2010
Exchange into Preference Shares	Yes, at IAG's discretion at any time
Issuer redemption or conversion	On a Reset Date and in other circumstances, including a Regulatory Event or Tax Event, the Issuer at its discretion may: • Redeem for cash, or • Convert into Ordinary Shares
Holders can request redemption	On a Reset Date or Trigger Event
Number of Ordinary Shares on conversion calculated as	$\frac{\text{Redemption Amount}}{\text{VWAP x (1 – RES Conversion Discount of 2.50\%)}}$[3]
Ranking in liquidation	Redemption Amount secured over the Portfolio
Qualifying Tier 1 Capital under APRA guidelines	No

Notes:

1 RES are unsecured notes for the purposes of section 283BH of the Corporations Act and are limited recourse debt obligations of the Issuer secured over the Portfolio for the benefit of RES Holders.

2 Any Issuer Credit Rating of 'BBB-' or higher from S&P is currently considered to be 'investment grade' – see Section 6.5 for the Group's credit ratings and Section 7.3.8 for investment risks associated with credit ratings.

...to RPS1 and RPS2 and Preference Shares

You can read: the key terms of RES and Preference Shares in Section 1; a question and answer summary in Section 2; the RES Terms in Appendix B; and the Preference Share Terms in Appendix C.

RPS1 and RPS2 – currently issued and quoted on ASX	Preference Shares – for which RES may be Exchanged by IAG
Preference share	Preference share
IAG	IAG
'A-' by S&P	Preference Shares are expected to have the same S&P rating as RPS1 and RPS2, which is currently 'A-' by S&P
Yes	Intended
4 June 2002 and 20 June 2003, respectively	Preference Shares Issue Date upon Exchange of RES
Perpetual	Perpetual
Dividend	Dividend
Yes	Yes
Yes	Yes
(market rate + margin) x (1 – tax rate)	(market rate + margin) x (1 – tax rate)
Fixed rate based on five year swap rate – payable semi-annually in arrears	Floating rate based on 90 day Bank Bill Rate – payable quarterly in arrears
1.90% and 1.60% per annum, respectively	Same as RES Margin at Preference Share Issue Date until the Step-Up Date, then a one time step-up of 1.00% per annum
IAG	IAG
Dividend payment tests (IAG and APRA)	Dividend Payment Tests (IAG and APRA)
Not applicable	Dividend Payment Date ten years after the Preference Share Issue Date
Not applicable	One time step-up of 1.00% at the Step-Up Date
Yes	No
15 June 2007 and 15 June 2008, respectively	Not applicable
Not applicable	Not applicable
On a reset date or if certain events occur including a regulatory event or tax event, IAG, at its discretion may: • redeem for cash (subject to APRA approval)[3]; or • convert into Ordinary Shares	On the Step-Up Date, any Dividend Payment Date after that date and in other limited circumstances, including a Regulatory Event or Tax Event, IAG, at its discretion, may: • Redeem for cash (subject to APRA approval); or • Convert into Ordinary Shares
IAG may elect to redeem (subject to APRA approval), convert or resell RPS1 or RPS2 on holder request for redemption on a reset date or trigger event	No
$\frac{\$100}{\text{VWAP} \times (1 - \text{conversion discount})}$[3]	$\frac{\text{Preference Share Issue Price}}{\text{VWAP} \times (1 - \text{Preference Share Conversion Discount})}$[4]
Pro rata with preference shares	Pro rata with preference shares
Yes	Yes

Notes: (continued)

3 May be changed by the issuer on a reset date.

4 The RES Conversion Discount on the Preference Share Issue Date.

How to apply for RES

Read

Read this Prospectus in full, paying particular attention to:

- important information on the inside front cover;
- answers to key questions in Section 2; and
- investment risks that may be relevant to an investment in the Offer in Section 7.

Consider and consult

Consider all investment risks and other information about an investment in the Offer in light of your particular investment objectives and your circumstances.

You should consult your accountant, stockbroker, lawyer or other professional adviser if you are uncertain whether you should apply for RES.

Complete

Complete the relevant Application Form.

If at 7.00pm on 22 November 2004 you held any RPS1 or RPS2 and you are shown on the Register as having an address in Australia, then you are an Eligible RPS Holder. This means that you are eligible for preferential treatment over Applications received through the General Offer when RES are allocated. To apply as an Eligible RPS Holder, you must apply on the yellow personalised Application Form. To receive a Prospectus and your yellow personalised Application Form, follow the instructions on the letter that was mailed to you by the Issuer on 22 November 2004 and register your interest either:

- online at **www.iag.com.au/res**; or
- by calling the **RES Information Line on 1300 666 635**.

If you are not an Eligible RPS Holder and you want to apply for RES through the General Offer, then you need to complete the blue Application Form in the back of this Prospectus. To receive a copy of this Prospectus with the attached, or accompanying Application Form, go to the website **www.iag.com.au/res** or call the **RES Information Line on 1300 666 635**.

To apply, your completed Application Form must be accompanied by a cheque(s) in Australian currency. Cheques should be crossed 'not negotiable' and made payable to '**IAG RES Offer**'.

Broker Firm Applicants should contact your Senior Co-Manager, Co-Manager or Participating Broker for more information about how to submit an Application Form and Application Payment.

Mail or deliver

Mail or deliver your completed Application Form together with your Application Payment (unless you are a Broker Firm Applicant):

by mail to the Registry:	or	by hand delivery to the Registry:
Computershare Investor Services Pty Limited Reply Paid 1486 Sydney NSW 2001		Computershare Investor Services Pty Limited Level 3, 60 Carrington Street Sydney NSW 2000

Your completed Application Form and Application Payment must be received by the Registry:

- if you are an Eligible RPS Holder or a member of the general public applying through the General Offer, no later than the Closing Date for the RPS Holder Offer and the General Offer – which is expected to be **5.00pm on 5 January 2005**; or
- if you are a Broker Firm Applicant and you forward your Application Form and Application Payment to your Senior Co-Manager, Co-Manager or Participating Broker, in time for them to arrange settlement on your behalf by the Closing Date for the Broker Firm Offer – which is expected to be **10.00am on 7 January 2005**.

The Offer may close early, so you are encouraged to lodge your Application Forms and Application Payment as soon as possible after the Opening Date.

For full details on applying for RES, see Section 3. To obtain an answer to any questions on how to apply for RES, call the RES Information Line on 1300 666 635.

Key terms of RES and Preference Shares

Section 1

Section 1 summarises the key terms of RES and Preference Shares. This information is a summary only. You should read this summary subject to the other information contained in this Prospectus, in particular:

- the investment risks in Section 7; and
- the RES Terms in Appendix B and Preference Share Terms in Appendix C.

For more detail on these key terms, see Section 2 which provides answers to key questions about RES and Preference Shares and the Offer generally.

Reset Exchangeable Securities...

...as offered according to this Prospectus. At any time, IAG may at its discretion exercise its Exchange Right to Exchange RES into Preference Shares. A summary of the key terms of Preference Shares is on pages 12 and 13. The Issuer may also Redeem or Convert RES, at certain times as summarised in the following table.

Security	RES are perpetual reset exchangeable securities, issued according to the RES Terms. RES are unsecured notes for the purposes of section 283BH of the Corporations Act and are limited recourse debt obligations of the Issuer secured over the Portfolio for the benefit of RES Holders.
Issuer	IAG Finance (New Zealand) Limited, through its New Zealand branch.
Issue Price	$100 per RES.
ASX quotation	The Issuer will apply to quote RES on ASX within seven days after the date of this Prospectus.
Term	Perpetual – unless Redeemed or Converted by the Issuer or Exchanged by IAG.
Issue Credit Rating	'A-' Issue Credit Rating by S&P.
Use of proceeds	The gross proceeds of the Offer will, through intra-group arrangements, be invested in the Portfolio.

Interest Payments

Floating rate Interest Payments	Interest Payments are non-cumulative, based on a floating rate, expected to be fully franked and are subject to the Interest Payment Tests.
Interest Rate for the first Interest Payment	The Interest Rate for the first Interest Payment (to be paid on 15 March 2005) will be in the range of at least 4.55% – 4.76% per annum and will be calculated according to the following formula: **Interest Rate** = (**Bank Bill Rate** + **RES Margin**) x (1 - **Tax Rate**) where: **Bank Bill Rate** the higher of 5.50% per annum (Minimum Bank Bill Rate) or the Bank Bill Rate on the Issue Date; **RES Margin** the RES Initial Margin of between 1.00% – 1.30% per annum to be determined through the Bookbuild; and **Tax Rate** applicable to IAG's franking account as at the Interest Payment Date – 30% at the time of this Prospectus.
Interest Rate for all later Interest Payments	The Interest Rate for all later Interest Payments will be calculated according to the following formula: **Interest Rate** = (**Bank Bill Rate** + **RES Margin**) x (1 - **Tax Rate**) where: **Bank Bill Rate** the 90 day Bank Bill Rate on the first Business Day of the Interest Period; **RES Margin** the RES Initial Margin until the first Reset Date (and after that as changed on any Reset Date); and **Tax Rate** as above.
Interest Payment Dates	Interest Payments are payable quarterly in arrears on 15 March, 15 June, 15 September and 15 December (or the next Business Day) and any Realisation Date. All Interest Payments will be paid by direct credit to an account nominated by RES Holders at an Australian financial institution.
Interest Payment Tests	There are two Interest Payment Tests: • Test 1 – Interest Payments will only be paid in full if the Net Portfolio Income exceeds the aggregate Interest Payment as at the Interest Payment Date – if this test is failed, the Interest Payment will only be paid up to the Net Portfolio Income available per RES; and • Test 2 – Interest Payments may not be paid if both of the following apply (these tests are referred to as the IAG Profits Test): – IAG does not have sufficient profits equal to, or greater than, the aggregate Interest Payments on all RES; and – IAG has not paid a dividend on any class of its capital in the 12 month period before the relevant Interest Payment Date.
Dividend stopper if Interest Payments not paid because of IAG Profits Test	If an Interest Payment is not paid in full within 20 Business Days of an Interest Payment Date as a result of IAG failing the IAG Profits Test, then a dividend stopper applies. IAG is restricted from paying any dividends or making any returns of capital on Ordinary Shares (or any capital that ranks below any preference shares on issue – including below RPS1, RPS2 and Preference Shares), unless the Issuer pays 12 months Interest Payments in full or pays any unpaid Interest Payments from the last 12 months.

Franking	Interest Payments are expected to be fully franked. If an Interest Payment is not fully franked, then the Interest Payment will be increased (or grossed-up) to compensate for the unfranked component.

Portfolio

Australian Bond Fund Rating 'AAAf' by S&P	The Portfolio is owned by IAG Portfolio and the Portfolio Manager is IAG AM. The Trustee has a security interest in the Portfolio. The Portfolio has an Australian Bond Fund Rating of 'AAAf' from S&P. According to S&P, funds rated 'AAAf' have extremely strong protection against losses from credit default. 'AAAf' is the highest Bond Fund Rating assigned by S&P.

Reset

Reset Dates	The first Reset Date is 15 March 2010. On each Reset Date, the Issuer may change the next Reset Date, the RES Margin and the RES Conversion Discount. However, it may not change the calculation of the Bank Bill Rate or the frequency and timing of Interest Payments – so RES will always have a quarterly, floating rate Interest Rate.

Exchange

IAG's Exchange Right	IAG may at its discretion Exchange RES into Preference Shares at any time. However, it may only exercise its Exchange Right in up to two tranches. Each must be at least two million RES. If IAG exercises its Exchange Right, each RES will be Exchanged for one Preference Share. That Preference Share will have an issue price equal to the Redemption Amount on the Realisation Date.
Exchange by RES Holders	RES Holders have no right to request Exchange.

Redemption or Conversion

Redemption or Conversion by the Issuer	The Issuer may Redeem or Convert some or all RES on any Reset Date, or after certain specified events – see Section 2.6.
Redemption by RES Holders	RES Holders may request redemption of some or all of their RES on any Reset Date or if a Trigger Event occurs. If the Issuer receives a redemption request from a RES Holder, then the Issuer may choose to do any of the following: • arrange for a third party to acquire those RES from the RES Holder for the Issue Price plus any accrued Interest Payments); • Redeem RES for an amount of cash equal to the Redemption Amount; or • Convert RES into a number of Ordinary Shares equal to the Conversion Number. In addition, IAG may exercise its Exchange Right.
Redemption Amount	The Redemption Amount is $100. However, if the Net Portfolio Proceeds per RES is less than $100, then the Redemption Amount will be reduced to the Net Portfolio Proceeds per RES.
Conversion Number	The number of Ordinary Shares to be issued on Conversion of a RES will be calculated by dividing: • the Redemption Amount; by • the average of the daily volume weighted average sale prices of Ordinary Shares sold on ASX (VWAP) during the 20 Business Days immediately before the Redemption Date, reduced by the RES Conversion Discount of 2.50% (which the Issuer can change on any Reset Date).

Ranking

Ranking	RES are a debt instrument of a wholly-owned subsidiary of IAG. On a winding-up of the Issuer, RES Holders will receive an amount of cash equal to the Redemption Amount. On a winding-up of the Issuer, IAG may no longer exercise its Exchange Right.

Preference Shares...

... for which IAG may Exchange some or all RES at any time.

Security	Preference Shares are fully paid preference shares in the capital of IAG issued according to the Preference Share Terms.
Issuer	Insurance Australia Group Limited.
Preference Share Issue Price	Preference Shares will be issued for the Redemption Amount, which may be less than the RES Issue Price of $100.
Step-Up Date	The first Dividend Payment Date ten years after the Preference Share Issue Date. On the Step-Up Date, the Preference Share Margin will increase by a one time step-up of 1.00% for all Dividends after the Step-Up Date.
ASX quotation	If the Preference Shares are to be issued, IAG will prior to issue apply to quote Preference Shares on ASX.
Term	Perpetual – unless Redeemed or Converted by IAG.
Issue Credit Rating	If issued today, Preference Shares would be expected to have the same S&P Issue Credit Rating as RPS1 and RPS2, which currently is 'A-'.

Dividends

Floating rate Dividends	Dividends are non-cumulative, based on a floating rate, expected to be fully franked and are subject to the Dividend Payment Tests.
Dividend Rate	Dividend Rate will be calculated in the same way as the Interest Rate on RES according to the following formula: **Dividend Rate** = (**Bank Bill Rate** + **Preference Share Margin**) x (1 - **Tax Rate**) where: **Bank Bill Rate** — the 90 day Bank Bill Rate on the first Business Day of the Dividend Period – other than the first Dividend Period where the Bank Bill Rate is determined according to the Preference Share Terms; **Preference Share Margin** — equal to the RES Margin as at the Preference Share Issue Date until the Step-Up Date when it will increase by a one time step-up of 1.00% per annum; and **Tax Rate** — applicable to IAG's franking account as at the Dividend Payment Date – 30% as at time of this Prospectus.
Dividend Payment Dates	Dividends are payable quarterly in arrears on 15 March, 15 June, 15 September and 15 December (or the next Business Day) and any Preference Share Exchange Date. All Dividends will be paid by direct credit to an account nominated by Preference Shareholders at an Australian financial institution.
Dividend Payment Tests	There are five Dividend Payment Tests: • the Directors determining a Dividend to be payable; • IAG having sufficient profits available to pay the Dividend; • IAG being able to pay the Dividend without the Group breaching APRA's capital adequacy guidelines; • IAG having sufficient APRA Distributable Profits; and • APRA not otherwise objecting to the Dividend being paid.

Dividend stopper if Dividends not paid	If a Dividend is not paid in full within 20 Business Days of a Dividend Payment Date, then a dividend stopper applies. This means IAG is restricted from paying any dividends or making any returns of capital on Ordinary Shares (or any capital that ranks below any preference shares on issue – including below RPS1, RPS2 and Preference Shares), unless IAG pays 12 months Dividends in full or pays any unpaid Dividends from the last 12 months.
Franking	Dividends are expected to be fully franked. If a Dividend is not fully franked, then the Dividend will be grossed-up to compensate for the unfranked component.

Redemption or Conversion

Redemption or Conversion by IAG	IAG may Redeem or Convert some or all Preference Shares on any of: the Step-Up Date; any Dividend Payment Date after the Step-Up Date; or after certain specified events – see Section 2.10. IAG may elect to: • Redeem Preference Shares for an amount of cash (subject to APRA approval); or • Convert Preference Shares for a number of Ordinary Shares. The value of the cash or Ordinary Shares you will receive on Redemption or Conversion will be at least equal to the Preference Share Issue Price.
Redemption or Conversion by Preference Shareholders	Preference Shareholders have no right to request Redemption or Conversion.
Conversion Number	The number of Ordinary Shares to be issued on Conversion of a Preference Share will be calculated by dividing: • the Preference Share Issue Price; by • the VWAP during the 20 Business Days immediately preceding the Preference Share Exchange Date, reduced by the Preference Share Conversion Discount.
Preference Share Conversion Discount	The Preference Share Conversion Discount will be the RES Conversion Discount as at the Preference Share Issue Date. The RES Conversion Discount is 2.50% as at the date of this Prospectus (but it may be changed by the Issuer on any Reset Date whilst RES are on issue).

Ranking

Ranking	Dividends will be paid in priority to any dividends on Ordinary Shares. On a winding-up of IAG, Preference Shares will rank for dividends and a return of capital behind all creditors of IAG, equally with RPS1 and RPS2, and ahead of Ordinary Shares. IAG reserves the right to issue additional Preference Shares in the future (or other preference shares ranking equally with or behind the Preference Shares) without the approval of Preference Shareholders.

You should read the whole of this Prospectus carefully. If you are unclear in relation to any matter or uncertain if RES or Preference Shares are a suitable investment for you, you should consult your accountant, stockbroker, lawyer or other professional adviser.

Section 2

Answers to key questions

Reset Exchangeable Securities

This Section answers some key questions you may have about the Offer.

Preference Shares

Additional key questions

The answers to these key questions are intended as a guide only. Further details are provided in other Sections of this Prospectus, which you should read in its entirety. The RES Terms are set out in Appendix B and the Preference Share Terms are set out in Appendix C.

Reset Exchangeable Securities

2.1 Description of RES

2.1.1 What are RES?

RES is an abbreviation for reset exchangeable securities, which are perpetual reset exchangeable securities issued by the Issuer according to the RES Terms and the Trust Deed. RES are unsecured notes for the purposes of section 283BH of the Corporations Act and are limited recourse debt obligations of the Issuer secured over the Portfolio for the benefit of RES Holders.

RES:

- entitle RES Holders to a non-cumulative, quarterly, floating rate Interest Payment which is expected to be fully franked – subject to the Interest Payment Tests – see Section 2.2;
- have Interest Payments and Redemption Amounts which depend on the performance and creditworthiness of the Portfolio – see Section 2.3;
- have particular terms that may change on any Reset Date – see Section 2.4;
- may be Exchanged by IAG for Preference Shares at any time – see Section 2.5;
- may be Redeemed or Converted by the Issuer on any Reset Date or after certain specified events – see Section 2.6; and
- will rank equally among themselves in a winding-up – see Section 2.7.

2.1.2 How can you apply for RES?

Details of how to apply for RES are provided in Section 3. Application Forms are attached to, or accompany, this Prospectus. Instructions on how to complete the Application Form(s) are in the back of this Prospectus.

2.1.3 Is there a minimum Application amount?

If you apply for RES, then you must pay $100 per RES upon Application. You must apply for a minimum of 50 RES ($5,000). If you apply for more than 50 RES, then you must apply for multiples of 10 RES – that is, for incremental multiples of at least $1,000.

2.1.4 Can RES be traded on ASX?

The Issuer will apply to ASX within seven days after the date of this Prospectus for RES to be quoted on ASX. Quotation is not guaranteed or automatic. Quotation on ASX will allow you to realise or increase your investment in RES by selling or buying RES on ASX at the then market price. There can be no assurance as to what that price will be.

If ASX does not grant permission for RES to be quoted, then RES will not be issued and all Application Payments will be refunded (without interest) to Applicants as soon as possible. If RES are quoted on ASX, then they can be purchased or sold through any stockbroker in Australia. RES will trade under ASX code 'IANG'.

2.1.5 Are RES independently rated?

RES have been assigned an Issue Credit Rating of 'A-' by S&P. Any Issue Credit Rating of 'BBB-' or higher from S&P is currently considered 'investment grade'. See Section 6.5 for information about the Group's credit ratings and Section 7.3.8 for information about the risks associated with credit ratings.

2.1.6 Who is involved in the Offer?

The following entities will be involved in the issue of RES:

Entity	Role
IAG Finance (NZ)[1] IAG Finance (New Zealand) Limited	The Issuer of RES. The Issuer is an Australian company which will issue RES though its branch in New Zealand. See Sections 5.1 and 5.2 for further details on the Issuer; Sections 2.1 to 2.7 for answers to key questions about RES; and Appendix B for the RES Terms.
IAG Insurance Australia Group Limited	• In relation to RES, IAG is the Australian parent entity of the Issuer. See Section 2.1.7 on how IAG is involved in the Offer and Section 2.2.9 on what happens if an Interest Payment is not paid in full. • In relation to Preference Shares, the issuer of Preference Shares. See Section 6 for further details on IAG; Sections 2.8 to 2.11 for answers to questions about Preference Shares; and Appendix C for the Preference Share Terms.
IAG Portfolio[1] IAG Portfolio Limited	The beneficial owner of the Portfolio with the sole purpose of investing the gross proceeds of a loan from IAL in the Portfolio. IAG Portfolio is an Australian company. IAG Portfolio will grant the Trustee a security interest in the Portfolio to secure the Issuer's obligations to RES Holders. See Section 5.3 for further details on the Portfolio and Section 2.3 for answers to questions about the Portfolio.
IAG AM[1] IAG Asset Management Limited	The Portfolio Manager appointed according to the PMA, which manage the Portfolio according to the Investment Mandate. See Section 9.3 for a summary of the PMA.
IAL[1] Insurance Australia Limited	IAL will lend an amount equal to the gross proceeds of the Offer to IAG Portfolio. IAL is the provider of the Interest Rate Floor to IAG Portfolio. See Section 9.4 for a summary of the Interest Rate Floor.
IAG (NZ) Holdings[1] IAG (NZ) Holdings Limited	The holding company of IAG's New Zealand operations. IAG (NZ) Holdings is a New Zealand company. The Issuer will lend the gross proceeds of the Offer to IAG (NZ) Holdings which uses the proceeds to repay existing loans from IAL.
Trustee Permanent Trustee Company Limited	The holder of RES and other rights according to the Transaction Documents (including the security interest in the Portfolio) for the benefit of RES Holders. The Trustee is appointed according to the Trust Deed. See Section 9.2 for a summary of the Trust Deed.
Custodian National Australia Bank Limited	The holder and administrator of the Portfolio for the benefit of the Issuer, IAG Portfolio, the Trustee and indirectly RES Holders. The Custodian is appointed according to the PMA. See Section 9.3 for a summary of the PMA. The Custodian has no responsibility for management of the Portfolio and does not guarantee or support in any way the Issuer's or IAG Portfolio's obligations to RES Holders.
Lead Manager & Bookrunner UBS AG, Australia Branch	The arranger of the issue of RES by the Issuer according to this Prospectus. The Lead Manager & Bookrunner is appointed according to the Offer Management Agreement as summarised in Section 9.5. The Lead Manager & Bookrunner is required to provide a Financial Services Guide to potential investors in RES. See Appendix D for the Financial Services Guide.

Note: 1 A wholly-owned subsidiary of IAG.

2.1.7 How is IAG involved?

RES are securities issued by a wholly-owned subsidiary of IAG, and IAG has no obligations in relation to RES except:

- in the case of Conversion or Exchange, it is obliged to issue Ordinary Shares or Preference Shares respectively;
- if IAG AM breaches its obligations in relation to managing the Portfolio and, as a direct result, there is insufficient Net Portfolio Income to pay the Interest Payment in full or insufficient Net Portfolio Proceeds are realised on a Conversion, Redemption or Exchange to pay the Redemption Amount in full, then IAG must pay an amount equal to the shortfall into the Portfolio;
- if Interest Payments are not fully franked, then IAG must pay an amount into the Portfolio to fund a gross-up of the Interest Payment;
- to pay all costs, charges and expenses of managing the Portfolio including for the Trustee and Custodian.
- as a result of these obligations, IAG may be required to make certain payments into the Portfolio. IAL may also be required to make payments into the Portfolio as provider of the Interest Rate Floor. However, IAG Portfolio and other members of the Group may be entitled to any surplus in the Portfolio from excess Net Portfolio Income after payment of aggregate Interest Payments, or from excess Net Portfolio Proceeds after payment of aggregate Redemption Amounts.

If you hold RES, then you have limited recourse to the Group, due to the set-off arrangements between the Issuer, Trustee, Custodian and IAG Portfolio.

2.2 Interest Payments

2.2.1 What is an Interest Payment?

Interest Payments are non-cumulative, based on a floating rate, expected to be fully franked and are subject to Interest Payment Tests. Interest Payments are expected to be paid quarterly and calculated at the Interest Rate – see Section 2.2.3. The Interest Payment Tests – see Section 2.2.8.

Each Interest Payment is calculated according to the following formula:

$$\textbf{Interest Payment} = \frac{\textbf{Interest Rate} \times \textbf{Issue Price} \times \textbf{N}}{365}$$

where:

N is the number of days in the Interest Period.

As an example, if the Interest Rate was 4.55% – 4.76% per annum as calculated in Section 2.2.2, then the Interest Payment for one RES for the first Interest Period would be calculated as follows:

Interest Rate	4.55% – 4.76% per annum
Multiplied by the Issue Price	x $100.00
Multiplied by the number of days in the Interest Period	x 63
Divided by the number of days in a year	÷ 365
Interest Payment (first Interest Payment Date of 15 March 2005) in the range	**$0.78 – $0.82[1]**

Note: 1 Any fraction of a cent is disregarded when calculating Interest Payments on a RES Holder's aggregate holding of RES.

Interest Periods will have approximately 90 days in them – except for the first Interest Period used in the example above which is a shorter Interest Period that starts on the Issue Date.

2.2.2 How will the Interest Rate be determined?

The Interest Rate is a floating rate and will be set on the first Business Day of each Interest Period by observing the Bank Bill Rate and then using the following formula:

Interest Rate = **(Bank Bill Rate** + **RES Margin)** x (1 – **Tax Rate)**

Bank Bill Rate	for the first Interest Payment, the higher of the Minimum Bank Bill Rate or the Bank Bill Rate on the Issue Date – the Bank Bill Rate – see Section 2.2.5;
RES Margin	the RES Initial Margin of between 1.00% – 1.30% per annum to be determined through the Bookbuild (and as changed by the Issuer on any Reset Date see Section 2.4); and
Tax Rate	the Australian corporate tax rate applicable to the franking account of IAG as at the Interest Payment Date expressed as a decimal. As at the date of this Prospectus, the relevant rate is 30% or, expressed as a decimal in the formula, 0.30.

For the first Interest Payment to be paid on 15 March 2005, the Bank Bill Rate will be the higher of 5.50% per annum (Minimum Bank Bill Rate) and the Bank Bill Rate on the Issue Date. As an example:

The minimum Interest Rate for the first Interest Period is calculated as follows:

Minimum Bank Bill Rate[1] at least	5.50% per annum
Plus the RES Initial Margin	+ 1.00% – 1.30% per annum
Grossed-up Interest Rate	**6.50% – 6.80% per annum**
Multiplied by (1 – Tax Rate)	x 0.70
Interest Rate (first Interest Payment Date of 15 March 2005) at least	**4.55% – 4.76% per annum**

Note: 1 The Minimum Bank Bill Rate is for the first Interest Payment only. The actual Bank Bill Rate for the first Interest Payment will be determined on the Issue Date but will be no less than 5.50% per annum.

The Interest Rate set for each Interest Period after the first Interest Payment Date will be calculated using the above formula – except that the Minimum Bank Bill Rate will not apply and the RES Initial Margin may be changed by the Issuer on a Reset Date.

2.2.3 What is the Bank Bill Rate?

The Bank Bill Rate is the 90 day bank bill swap rate which is the primary per annum benchmark interest rate for the Australian money market, commonly used by major Australian financial institutions to lend short-term cash to each other over a 90 day period. The Bank Bill Rate changes to reflect the supply and demand within the cash and currency markets. The graph in Section 7.3.4 illustrates the movement in the 90 day Bank Bill Rate over the last 20 years.

The definition of Bank Bill Rate is in clause 3.1 of the RES Terms and clause 2.1 of the Preference Share Terms.

2.2.4 When will your Interest Payments be paid?

Interest Payments will be paid on Interest Payment Dates (subject to the Interest Payment Tests). Interest Periods are from each Interest Payment Date until the day before the next Interest Payment Date – except for the first Interest Period which is from the Issue Date until (but not including) the first Interest Payment Date on 15 March 2005. After the first Interest Period, your Interest Payment will be determined and paid on the following dates each year:

Interest Rate determined	Interest Payment Date
15 March	15 June
15 June	15 September
15 September	15 December
15 December	15 March

If an Interest Payment Date is not a Business Day, then the Interest Payment Date will be the next Business Day. Any Realisation Date is also an Interest Payment Date. The final Interest Payment Date for any RES on issue is the date that RES are Redeemed, Converted or Exchanged.

To be entitled to an Interest Payment, you must be recorded by the Registry as a RES Holder on the day that is 11 Business Days (or such other period determined by the Directors or under the Listing Rules) before the relevant Interest Payment Date.

2.2.5 Will your Interest Payments be fully franked?

The Issuer expects, but does not guarantee, that Interest Payments will be fully franked. However, if an Interest Payment is not fully franked, then it will be grossed-up for any shortfall in franking. In addition, if there is a change in the Tax Rate, the Interest Rate will reflect that change.

IAG will pay an amount into the Portfolio to enable the Portfolio to have sufficient Net Portfolio Income to pay any grossed-up Interest Payment – see Section 9.3.9.

2.2.6 How will your Interest Payments be paid?

The Issuer will pay your Interest Payments by direct credit into an Australian dollar account of an Australian financial institution nominated by you and recorded by the Registry. If you are issued any RES, then when you are sent your Holding Statement you will receive a form on which you can provide your Australian financial institution account details.

If you do not provide these details to the Registry, or if the direct credit of an Interest Payment to you is unsuccessful, then you will be sent a notice advising you of the amount of the Interest Payment. In that case, the funds are to be held as a non-interest bearing deposit until you or your representative claims the amount (for up to 12 months). No interest will be paid on these amounts.

The Issuer reserves the right to vary the way in which any Interest Payment is paid, according to clause 10.5 of the RES Terms.

2.2.7 Will Interest Payments always be paid?

There is no guarantee that an Interest Payment will always be paid as they are subject to two tests called Interest Payment Tests.

An Interest Payment may not be paid in full or paid at all if:

- Test 1 – as at the Interest Payment Date, the Interest Payment is greater than the Distributable Portfolio Income Amount (which is the net cash income received on or in respect of the Portfolio in the relevant Interest Period divided by the number of RES on issue at the end of that Interest Period). Therefore, Interest Payments depend on the performance of the Portfolio – see Section 5.3.3; and
- Test 2 – the IAG Profits Test is not satisfied. If both of the following apply, an Interest Payment may not be paid at all:
  - IAG does not have distributable profits equal to, or greater than, the aggregate Interest Payment payable on all RES as at the Interest Payment Date; and
  - IAG has not paid a dividend on any class of its capital (including Ordinary Shares, RPS1 and RPS2) in the 12 month period before the Interest Payment Date.

As at 30 June 2004, IAG profits available for the payment of dividends were $493 million. (Section 6.6.3 provides discussion on possible changes to IAG profits arising from A-IFRS and Section 7.4 provides investment risks associated with the Group's financial performance and position).

If a full Interest Payment cannot be made because of:

- Test 1 – then Interest Payments will be paid up to the Distributable Portfolio Income Amount; or
- Test 2 – then an Interest Payment may not be paid at all.

See clause 3.3 of the RES Terms for the Interest Payment Tests.

2.2.8 What happens if an Interest Payment is not paid in full?

Interest Payments are non-cumulative. Therefore, if an Interest Payment (or part of an Interest Payment), is not paid on any Interest Payment Date, then a RES Holder will not receive that Interest Payment – unless the Issuer, at its discretion, pays an Optional Interest Payment.

If an Interest Payment has not been paid, then you are not entitled to request redemption – unless the Interest Payment Tests have been satisfied and the Interest Payment is not paid within 20 Business Days after the Interest Payment Date. This is a Trigger Event and allows you to request redemption – see Sections 2.6.4 and 2.6.9.

If the Issuer does not pay an Interest Payment because Test 2 has not been satisfied, then a dividend stopper will apply. This dividend stopper means IAG may not pay any dividends or make any return of capital on Ordinary Shares (or any capital that ranks below any preference shares on issue – including below RPS1, RPS2 and Preference Shares), without the approval of RES Holders – unless:

- the Issuer pays four consecutive Interest Payments – stated to be payable after the Interest Payment Date when the Interest Payment was not paid;
- the Issuer pays an Optional Interest Payment equal to unpaid Interest Payments for the last 12 months; or
- all RES have been Exchanged, Redeemed or Converted.

This dividend stopper is described in clause 3.6 of the RES Terms.

If RES are Exchanged while the dividend stopper is applying to IAG then the dividend stopper will continue to apply to IAG until it is removed according to clause 2.8 of the Preference Share Terms – see Section 2.9.8.

2.3 Portfolio

2.3.1 What is the Portfolio?

The Portfolio consists of investments in high quality, short-dated fixed interest securities and is owned by IAG Portfolio. IAG Portfolio will grant security over the Portfolio to secure the Issuer's obligations to RES Holders – primarily to pay Interest Payments and the Redemption Amount if due and payable. The arrangements under which the Portfolio exists are contained in the PMA summarised in Section 9.3.

The Portfolio Manager will manage the Portfolio according to the Investment Mandate. The Investment Mandate qualifies the Portfolio for an Australian Bond Fund Rating of 'AAAf' by S&P. According to S&P, funds rated 'AAAf' have extremely strong protection against losses from credit default. See Section 5.3 for a description of the Portfolio; Sections 7.1.1 and 7.1.2 for the key investment risks associated with the Portfolio; and Section 9.3 for a summary of the PMA.

2.3.2 What is the risk of a loss or reduced income on the Portfolio?

The Portfolio Manager is required to do all things reasonably within its power to maintain the Australian Bond Fund Rating of 'AAAf' by S&P. However, there is always a possibility that the Portfolio will suffer losses or that the Net Portfolio Income will not be sufficient to pay Interest Payments. This may result from a number of factors described in Sections 5.3.3 and 5.3.4.

The Net Portfolio Income is important because the Distributable Portfolio Income Amount is calculated as the Net Portfolio Income for an Interest Period divided by the number of RES on issue at the end of that Interest Period and therefore determines whether a full Interest Payment can be paid.

If an administrative error causes there to be insufficient Net Portfolio Income to make an Interest Payment, then provisions have been made so that IAL may, at its discretion and without commitment, lend money to IAG Portfolio on any Interest Payment Date to ensure sufficient Net Portfolio Income is available. The amount lent is included in Net Portfolio Income and is repayable out of Net Portfolio Income in later periods (after Interest Payments are paid).

2.3.3 What happens if there are losses sustained by the Portfolio?

RES Holders bear the risk of the performance and creditworthiness of the Portfolio. The Interest Payments and the Redemption Amount may be reduced if there has been a default or loss on the Portfolio Securities.

If the Portfolio has sustained a loss but is able to generate Net Portfolio Income in excess of the aggregate Interest Payment due on an Interest Payment Date, then that excess is to be reinvested into the Portfolio up to the extent of any loss.

If, after a Write-Off of any Portfolio Securities, IAG Portfolio is later able to recover any amount from the debt obligation, then this amount will be included within the Net Portfolio Income for the Interest Period in which it is recovered.

2.4 Reset provisions

2.4.1 What are Reset Dates?

Reset Dates are dates on which:

- the Issuer may change some of the terms of RES – see Section 2.4.2;
- the Issuer may Redeem or Convert some or all of your RES – see Section 2.6.11; and

Before a Reset Date you may request redemption of some or all of your RES – see Section 2.6.4.

The first Reset Date is 15 March 2010. Reset Dates after the first Reset Date are expected to be every five years. The Issuer may vary the period to the next Reset Date on any Reset Date.

2.4.2 What terms may change on a Reset Date?

On a Reset Date, the Issuer may change any or all of the following terms:

- the next Reset Date;
- the RES Margin; or
- the RES Conversion Discount.

If the Issuer changes any of these terms, then the new terms apply from the Reset Date on which they change until the next Reset Date.

2.4.3 Will you be notified if any terms are to change on a Reset Date?

Yes. At least 50 Business Days before a Reset Date, the Issuer will send you a notice of any terms it intends to change at the next Reset Date.

If the Issuer does not send this notice, then the terms that exist on the relevant Reset Date will continue to apply until the next Reset Date.

2.5 Exchange of RES

2.5.1 What is Exchange?

Exchange is the process through which, if IAG exercises its Exchange Right, some or all of your RES are Exchanged for Preference Shares.

IAG has the right to exercise its Exchange Right for Preference Shares at any time subject to the conditions in Section 2.5.2. The Issuer has agreed that, if IAG does this, then it will Redeem RES and the Redemption Amount will be used to pay the Preference Share Issue Price. IAG will then deliver the Preference Shares to RES Holders.

The process of Exchange is detailed in clause 8 of the RES Terms.

2.5.2 When can IAG exercise its Exchange Right?

IAG may exercise its Exchange Right for some or all of your RES at any time. It can do that by giving an Exchange Notice to you stating:

- the Preference Share Issue Date;
- the number of RES to be Exchanged;
- the Preference Share Initial Margin – the RES Margin as at the notice date; and
- the Preference Share Conversion Discount – the RES Conversion Discount as at the notice date.

IAG may exercise its Exchange Right subject to the following conditions:

- Exchange may only happen on up to two occasions;
- the number of RES to be Exchanged must be a minimum of two million RES and in whole multiples of 10,000; and
- Exchange must be for a number that leaves either no, or at least two million, RES on issue.

The reason for these conditions is to provide for adequate liquidity on ASX of both RES and Preference Shares that may be on issue after an Exchange.

IAG may not exercise its Exchange Right if:

- the Issuer, IAG or IAG Portfolio suffers a Winding-Up Event; or
- a RES Holder has requested Redemption and it is 25 Business Days or less before the Realisation Date.

2.5.3 What would cause IAG to exercise its Exchange Right?

The issue of RES enhances IAG's capital structure by providing certainty now of access to regulatory Tier 1 Capital at any time – particularly in market conditions that are less favourable or less certain. The circumstances when IAG may exercise its Exchange Right could include a severe fall in equity markets (like that experienced in October 1987), or major catastrophes that are beyond the limits of the Group's reinsurance arrangements (there have been no major catastrophes that are beyond these limits in Australia or New Zealand to date).

2.5.4 Can you request Exchange of RES?

You are not able to request Exchange of your RES.

2.5.5 What will you receive on Exchange?

On Exchange, you will receive one Preference Share for each RES. At the same time as it issues Preference Shares to you, IAG must notify you of:

- the Preference Share Issue Price – which is the Redemption Amount on the Preference Share Issue Date;
- the Preference Share Initial Margin – which is the RES Margin on the Preference Share Issue Date; and
- the Preference Share Conversion Discount – which is the RES Conversion Discount on the Preference Share Issue Date.

Preference Shares will be issued to you no sooner than 10 Business Days and no later than 90 Business Days after IAG exercises its Exchange Right.

2.6 Redemption or Conversion of RES

2.6.1 What is Redemption?

Redemption of RES is the process through which you receive an amount of cash equal to the Redemption Amount for each of your RES that are Redeemed – see Section 2.6.6.

2.6.2 What is Conversion?

Conversion of RES is the process through which you receive a number of Ordinary Shares with a total value equal to the Redemption Amount (taking into account the RES Conversion Discount) for each of your RES that are being Converted – see Section 2.6.7.

2.6.3 Who can initiate Redemption or Conversion?

Redemption or Conversion of RES can be initiated by:

- you – if you request redemption in the circumstances described in Section 2.6.4 (however you cannot request Conversion); or
- the Issuer – in the circumstances described in Section 2.6.10.

2.6.4 When can you request redemption?

You can request redemption by delivering a RES Holder Redemption Notice to the Issuer:

- at least 35 Business Days (but no more than 50 Business Days) before a Reset Date; or
- within 20 Business Days after the Issuer publishes a notice that a Trigger Event has occurred – see Section 2.6.9.

2.6.5 What is a Trigger Event?

On the occurrence of a Trigger Event you may request redemption.

A Trigger Event means:

- an Interest Payment is not paid in full within 20 Business Days of the relevant Interest Payment Date (unless it is not paid because the Interest Payment Tests are not satisfied);
- a Liquidation Event occurs in relation to IAG or a Liquidation Event (other than a Winding-Up Event) occurs in relation to the Issuer or IAG Portfolio – see Section 2.6.6;
- Ordinary Shares are suspended from trading on ASX for more than 20 consecutive Business Days;
- IAG announces its intention to sell all, or substantially all, of its business, undertaking or assets (except in the case of a solvent reconstruction); or
- the Issuer or IAG Portfolio is no longer directly, or indirectly, a subsidiary of IAG.

2.6.6 What is a Liquidation Event?

A Liquidation Event is *an insolvency-type event (for example, appointment of a liquidator) in relation to the Issuer,* IAG or IAG Portfolio.

Liquidation Event is defined in clause 16.2 of the RES Terms.

2.6.7 What happens if you request redemption?

If you request redemption, then the Issuer must do one or more of the following to each RES that you request to be redeemed:

- Redeem the RES for a cash amount equal to the Redemption Amount – see Section 2.6.8;
- Convert the RES into a number of Ordinary Shares calculated according to the Conversion Number with a value equivalent to the Redemption Amount – see Section 2.6.9; or
- sell your RES to a third party on your behalf for the Issue Price ($100) plus any accrued Interest Payments, and deliver to you the cash proceeds.

IAG may exercise its Exchange Right at this time subject to conditions described in Sections 2.5.2.

2.6.8 What is the Redemption Amount?

The Redemption Amount is $100. However, if the Distributable Portfolio Proceeds Amount is less than $100, then the Redemption Amount will be reduced to the Distributable Portfolio Proceeds Amount (which is essentially the net proceeds received on a realisation of a relevant amount of the Portfolio divided by the number of RES then being Redeemed, Converted or Exchanged). Therefore, the Redemption Amount depends on the performance of the Portfolio – see Section 5.3.4.

2.6.9 If your RES are Converted, how many Ordinary Shares will you receive?

On Conversion, the number of Ordinary Shares you will receive will be determined using the Conversion Number. The Conversion Number will be calculated by reference to the Redemption Amount and the VWAP on the 20 Business Days immediately before the Realisation Date. The Conversion Number formula is:

$$\textbf{Conversion Number} = \frac{\textbf{Redemption Amount}}{\textbf{VWAP} \times (1 - \textbf{RES Conversion Discount})}$$

The Conversion Number includes a 2.50% discount to the VWAP called the RES Conversion Discount, which the Issuer may change on any Reset Date.

The Conversion Number formula is in clause 7 of the RES Terms.

The Realisation Date on which you will receive Ordinary Shares on Conversion is determined in:

- clause 5.2 of the RES Terms, if the Issuer initiates Conversion; and
- clause 6.5 of the RES Terms, if you send a RES Holder Redemption Notice and the Issuer chooses to Convert your RES according to clause 6.7 of the RES Terms.

On the Realisation Date, the Issuer must notify you of:

- the Ordinary Share Issue Price that has been used to calculate the Conversion Number; and
- the total number of Ordinary Shares you will be issued.

2.6.10 When can the Issuer initiate Redemption or Conversion?

The Issuer may initiate Redemption or Conversion:

- of all or some RES on issue – at any time if a Regulatory Event – see Section 2.6.12; Tax Event – see Section 2.6.13; or Acquisition Event – see Section 2.6.14 has occurred;
- of all or some RES on issue – on any Reset Date by giving a notice no less than 35 Business Days before the Reset Date; or
- of all (but not some only) RES on issue – at any time if there is less than one million RES on issue.

2.6.11 What happens if the Issuer initiates Redemption or Conversion?

If the Issuer initiates Redemption or Conversion, then you will receive for each RES either:

- a cash amount equal to the Redemption Amount; or
- a number of Ordinary Shares calculated according to the Conversion Number – see Section 2.6.9.

2.6.12 What is a Regulatory Event?

On a Regulatory Event, the Issuer may initiate Redemption of Conversion.

A Regulatory Event occurs when:

- the Issuer or IAG becomes aware of legal, regulatory, administrative or interpretational changes that become effective or are announced on or after the Issue Date that would impose unacceptable conditions on the Issuer or IAG if RES remain on issue;
- IAG decides that it is not, or will no longer be, entitled to treat the Preference Shares, if issued, as Tier 1 Capital; or
- IAG decides that it will not be entitled to treat the asset in respect of the Portfolio, and the liability in respect of RES, as offset according to Australian Accounting Standards so that only the net amount is reported in the Group's statement of financial position.

Regulatory Event is defined in clause 16.2 of the RES Terms.

2.6.13 What is a Tax Event?

On a Tax Event, the Issuer may initiate Redemption or Conversion.

A Tax Event occurs when the Issuer or IAG receives professional advice that, as a result of a change in Australian or New Zealand tax law on or after the Issue Date, there is a more than insubstantial risk that the Issuer or IAG (or both) would be exposed to a more than insignificant increase in its costs in relation to RES on issue.

Tax Event is defined in clause 16.2 of the RES Terms.

2.6.14 What is an Acquisition Event?

On an Acquisition Event, the Issuer may initiate Redemption or Conversion.

An Acquisition Event occurs when:

- a takeover bid is made for Ordinary Shares, the offer is or becomes unconditional and either the bidder has a relevant interest in more than 50% of the Ordinary Shares on issue or the IAG Directors recommend acceptance of the takeover bid; or
- a court approves a scheme of arrangement which will result in a person having a relevant interest in more than 50% of the Ordinary Shares on issue.

Acquisition Event is defined in clause 16.2 of the RES Terms.

2.7 Ranking of RES

2.7.1 Where do RES rank?

RES are secured limited recourse debt obligations of the Issuer, ranking equally among themselves. IAG does not guarantee or provide other credit support for RES. As RES are issued by the Issuer rather than IAG, the rights of RES Holders rank separately to the rights of securities issued by IAG (unless RES are Converted or Exchanged).

2.7.2 In a winding-up of the Issuer, what will you receive?

On a winding-up of the Issuer or IAG Portfolio, RES Holders will receive the Redemption Amount in cash. A Winding-Up Event for IAG is a Trigger Event and allows you to request Redemption of your RES – see Section 2.6.9.

2.7.3 Is the Issuer or IAG restricted in relation to other securities it may issue?

The Issuer or IAG may issue other securities (including other notes or preference shares which rank equally with, or behind, RES or Preference Shares) without the approval of RES Holders or Preference Shareholders. In addition, IAG may also issue other securities that rank equally with, or behind, the RES or Preference Shares for interest, dividends or repayment of capital in a winding-up of IAG. For the investment risks associated with the ability of the Issuer or IAG to issue other securities – see Section 7.3.10.

2.7.4 Do RES carry any participation rights?

RES do not carry a right to participate in issues of securities or capital reconstructions of the Issuer or IAG.

Preference Shares

2.8 Description of Preference Shares

2.8.1 What are Preference Shares?

Preference Shares are fully paid preference shares in the capital of IAG issued according to the Preference Share Terms.

Preference Shares:

- entitle Preference Shareholders to receive preferred, non-cumulative, quarterly, floating rate Dividends which are expected to be fully franked – subject to Dividend Payment Tests – see Section 2.9;
- on the Step-Up Date, are entitled to a one time step-up of 1.00% per annum on the Preference Share Initial Margin – see Section 2.9.3;
- may be Redeemed or Converted by IAG on any Dividend Payment Date on or after the Step-Up Date and in certain other limited circumstances – see Section 2.10;
- rank equally with RPS1 and RPS2 – see Section 2.11; and
- if issued, are expected to qualify as regulatory Tier 1 Capital.

2.8.2 Will Preference Shares be quoted on ASX?

If Preference Shares are to be issued, then IAG will apply prior to their issue for Preference Shares to be quoted on ASX. Quotation is not guaranteed or automatic. Quotation on ASX will allow you to realise or increase your investment in Preference Shares by selling or buying Preference Shares on ASX at the then market price. There can be no assurance as to what that price will be.

If Preference Shares are quoted on ASX, then Preference Shares will be able to be purchased or sold through any stockbroker in Australia. Any Preference Shares issued will be quoted separately to RES, RPS1, RPS2 and Ordinary Shares. If Preference Shares are issued in two tranches, then each tranche will be quoted separately.

2.9 Dividends

2.9.1 What is a Dividend?

Dividends are preferred, non-cumulative, quarterly, floating rate payments which will be calculated in the same way as Interest Payments – see Section 2.9.2 and are subject to Dividend Payment Tests – see Section 2.9.6.

Each Dividend per Preference Share will be calculated according to the following formula:

$$\text{Dividend} = \frac{\text{Dividend Rate} \times \text{Preference Share Issue Price} \times N}{365}$$

Dividend Rate	the rate calculated in Section 2.9.2;
Preference Share Issue Price	the Redemption Amount on the Realisation Date used to pay the Preference Share Issue Price, and which may be less than $100; and
N	the number of days in the Dividend Period.

2.9.2 How will the Dividend Rate be determined?

The Dividend Rate is a floating rate and will be set on the first Business Day of each Dividend Period by observing the Bank Bill Rate and then using the following formula:

Dividend Rate =	**(Bank Bill Rate + Preference Share Margin)** x (1 – **Tax Rate)**
Bank Bill Rate	determined on the same basis as for RES – see Section 2.2.2;
Preference Share Margin	the RES Margin as at the Preference Share Issue Date (Preference Share Initial Margin) until the Step-Up Date when it will increase by a one time step-up of 1.00% per annum; and
Tax Rate	determined on the same basis as for RES.

2.9.3 When will your Dividends be paid?

Dividends will be paid on the same dates as the Issuer would have paid Interest Payments being 15 March, 15 June, 15 September and 15 December (or the next Business Day) and on any Preference Share Exchange Date.

If a Dividend Payment Date is not a Business Day, then the Dividend Payment Date will be the next Business Day.

2.9.4 Will your Dividends be fully franked?

IAG expects, but does not guarantee, that Dividends will be fully franked. However, if a Dividend is not fully franked, then it will be grossed-up for any shortfall in franking according to clause 2.2 of the Preference Share Terms. In addition, if there is a change in the Tax Rate, the Dividend Rate will reflect that change.

2.9.5 How will your Dividends be paid?

IAG will pay your Dividends by direct credit into an account nominated by Preference Shareholders at an Australian financial institution in the same manner as Interest Payments. The account details disclosed for the purposes of Interest Payments will also be used for the purpose of Dividends – unless you notify a change to those details.

2.9.6 Will Dividends always be paid?

There is no guarantee that a Dividend will always be paid as they are subject to five tests called Dividend Payment Tests. A Dividend may not be paid at all if one or more of these tests are not satisfied:

- the Directors, at their discretion, declaring the Dividend to be payable;
- IAG having profits available for the payment of the Dividend, as required by the Corporations Act;
- IAG and the Group still complying with APRA's capital adequacy guidelines after the payment of the Dividend, as those guidelines are applied at that time;
- the amount of the Dividend not exceeding the profits after tax of the Group (as disclosed in the latest publicly available financial results for the Group) for the immediately preceding two half yearly financial periods less the aggregate amount of dividends or other distributions paid or payable by a member of the Group in the 12 month period up to and including the Dividend Payment Date unless APRA indicates that it has no objection – referred to as APRA Distributable Profits Test; and
- APRA having not objected to the payment of the Dividend.

See clause 2.3 of the Preference Share Terms for the Dividend Payment Tests.

2.9.7 What happens if a Dividend is not paid in full?

Dividends are non-cumulative. Therefore, if a Dividend (or part of a Dividend) is not paid on any Dividend Payment Date, then a Preference Shareholder will not receive that Dividend – unless IAG (at its discretion), pays an Optional Dividend.

If a Dividend has not been paid in full on any Dividend Payment Date (or within 20 Business Days after the Dividend Payment Date), then a dividend stopper will apply. This dividend stopper means IAG may not pay any dividend or make any return of capital on Ordinary Shares (or any capital that ranks below any Preference Shares), without the approval of Preference Shareholders – unless:

- IAG pays four consecutive dividends stated to be payable after the Dividend Payment Date when the Dividend was not paid;
- IAG pays an Optional Dividend equal to unpaid dividends for the last 12 months; or
- all Preference Shares are Redeemed or Converted.

The dividend stopper is described in clause 2.8 of the Preference Share Terms.

If at the time of Exchange the dividend stopper is applied to IAG according to the RES Terms, then a dividend stopper will continue to apply to IAG for the Preference Shares that are issued at Exchange. This dividend stopper is then able to be removed in the same manner as above according to clause 2.8 of the Preference Share Terms.

2.10 Redemption or Conversion of Preference Shares

2.10.1 What is Redemption or Conversion of Preference Shares?

Redemption is the process through which IAG may Redeem Preference Shares for an amount of cash equal to the Preference Share Issue Price. Conversion is the process through which IAG may Convert Preference Shares for a number of Ordinary Shares calculated according to the Conversion Number with a value equivalent to the Preference Share Issue Price.

2.10.2 Can you request Redemption or Conversion of Preference Shares?

You are not able to request Redemption or Conversion of your Preference Shares.

2.10.3 When can IAG initiate Redemption or Conversion?

IAG may initiate Redemption (subject to APRA approval) or Conversion of all or some Preference Shares:

- on the Step-Up Date or any Dividend Payment Date after the Step-Up Date, by delivering a Preference Share Exchange Notice to you at least 35 Business Days (but no more than three months) before the Step-Up Date or the relevant Dividend Payment Date;
- at any time if the number of Preference Shares on issue is less than one million (for all, not some only, Preference Shares on issue);
- at any time after a Regulatory Event or Tax Event; or
- no later than 35 Business Days after IAG has announced an Acquisition Event (for all, not some only Preference Shares).

An Acquisition Event in relation to Preference Shares is the same as an Acquisition Event in relation to RES.

A Regulatory Event and a Tax Event are defined slightly differently in the Preference Share Terms compared to the RES Terms reflecting the different tax and accounting considerations which affect the Preference Shares compared to RES – see clause 16.2 of the RES Terms and clause 9.2 of the Preference Share Terms.

2.10.4 If your Preference Shares are Converted, how many Ordinary Shares will you receive?

The number of Ordinary Shares you will be issued on Conversion is calculated in the same way as for Conversion of RES – see Section 2.6.7. The Preference Share Conversion Discount will be the same as the RES Conversion Discount at the time the RES were Exchanged. See clause 3.7 of the Preference Share Terms.

2.10.5 What happens if IAG does not initiate Redemption or Conversion by the Step-Up Date?

If IAG does not Redeem or Convert by the Step-Up Date, then the Preference Share Initial Margin for each Dividend Period commencing on or after that date will be increased by a one time step-up of 1.00% per annum.

2.11 Ranking and voting rights of Preference Shares

2.11.1 Where do Preference Shares rank?

Dividends will be paid in priority to any dividends on Ordinary Shares. In a winding-up of IAG, the Preference Shares will rank for a return of capital behind all creditors of IAG, equally with RPS1 and RPS2, and ahead of Ordinary Shares. The Preference Shares rank equally with RPS1 and RPS2 in all respects. IAG reserves the right in the future to issue additional Preference Shares (or other preference shares ranking equally with or behind the Preference Shares) without the approval of Preference Shareholders.

Acquisition Event, Regulatory Event and Tax Event are defined in clause 9.2 of the Preference Share Terms.

2.11.2 In a winding-up of IAG, what will Preference Shareholders receive?

On a winding-up of IAG, Preference Shareholders will be entitled to a return of capital up to the Preference Share Issue Price and payment of any declared but unpaid Dividends – depending on the amount of funds remaining in IAG after all creditors and liabilities ranking ahead of Preference Shares have been paid. Preference Shareholders rank ahead of Ordinary Shareholders in a winding-up for a return of capital (not exceeding the Preference Share Issue Price) and for any Dividends declared but unpaid.

If IAG's liabilities exceed its assets on a winding-up, then there is a risk that Preference Shareholders will not receive a full (or any) return of capital or payment of any outstanding Dividends.

2.11.3 Do Preference Shareholders have voting rights?

Preference Shareholders are not entitled to vote at any general meeting of IAG – except in the limited circumstances prescribed by the Listing Rules and as described in the Preference Share Terms (see clause 5 of the Preference Share Terms). If these circumstances apply, then each Preference Share will entitle the relevant Preference Shareholder to one vote. These circumstances include if a proposal is made that affects the rights attached to Preference Shares and if a Dividend or part of a Dividend is in arrears.

2.11.4 Is IAG restricted in relation to other securities it may issue?

IAG reserves the right in the future to issue additional Preference Shares (or other preference shares ranking equally with or behind the Preference Shares) without the approval of Preference Shareholders.

2.11.5 Do Preference Shares carry any participation rights?

Preference Shares do not confer any further right to participate in issues of securities or capital reconstructions of IAG.

Additional key questions

2.12 What are the risks of investing in the Offer?

There are particular investment risks associated with investing in the Offer. There are also general risks associated with the Group and the general insurance industry.

The investment risks are in Section 7.

2.13 What are the taxation consequences of investing in the Offer?

The taxation consequences of investing in the Offer will depend on your individual circumstances. You should obtain your own taxation advice before you invest in the Offer. A general outline of the Australian taxation consequences for investors in RES and Preference Shares is provided in the Taxation Letter from Mallesons Stephen Jaques in Section 8.

2.14 How can you find out more information about the Offer?

If, after reading this Prospectus, you have any questions, then please contact your accountant, stockbroker, lawyer or other professional adviser or call the **RES Information Line on 1300 666 635**.

Section 3

This Section sets out what you must do if you wish to apply for RES, it covers:

- who may apply;
- when to apply;
- how to apply;
- how to pay;
- completing an Application Form;
- where to send your completed Application Form and Application Payment; and
- enquiries.

3.1 Who may apply

You may apply for RES if you are:

- an Australian resident retail client of a Co-Manager or Participating Broker who has received a broker firm Allocation of RES from a Senior Co-Manager, Co-Manager or Participating Broker – through the Broker Firm Offer;
- an Eligible RPS Holder – through the RPS Holder Offer; or
- an Australian resident member of the general public – through the General Offer.

No action has been taken to register or qualify RES or otherwise permit a public offering of RES outside Australia where such an offer is made according to the laws in that jurisdiction. See Section 10.7 for details on foreign selling restrictions.

The Offer constituted by this Prospectus in electronic form is available only to persons receiving an electronic copy of this Prospectus and the Application Forms in Australia.

3.2 When to apply

The Offer is expected to open on 30 November 2004.

The RPS Holder Offer and the General Offer have a different Closing Date to the Broker Firm Offer. The Closing Date for:

- the RPS Holder Offer and the General Offer is expected to be 5.00pm on 5 January 2005. Completed Application Forms and Application Payments must be received by the Registry no later than 5.00pm on 5 January 2005; and
- the Broker Firm Offer is expected to be 10.00am on 7 January 2005. Completed Application Forms and Application Payments must be received by Senior Co-Managers, Co-Managers and Participating Brokers according to arrangements made between them and their Australian resident retail clients – see Section 3.3.1.

The Issuer, IAG and the Lead Manager & Bookrunner may agree to extend the Closing Dates or close the Offer early without notice. You are encouraged to lodge your Application as soon as possible after the Opening Date.

3.3 How to apply

3.3.1 Broker Firm Applicants

If you are a Broker Firm Applicant, then you should contact your Senior Co-Manager, Co-Manager or Participating Broker for information about how to submit an Application Form and Application Payment.

The Application process for Broker Firm Applicants differs in two important respects from the process described for Eligible RPS Holders or Australian resident members of the general public. For Broker Firm Applicants:

- Application Payments must be made payable to the Senior Co-Manager, Co-Manager or Participating Broker (not to 'IAG RES Offer'); and
- your completed Application Form and Application Payment must be delivered to the Senior Co-Manager, Co-Manager or Participating Broker directly (not to the Registry).

These differences and any other requirements can be explained to Broker Firm Applicants in further detail by a Senior Co-Manager, Co-Manager or Participating Broker.

3.3.2 Eligible RPS Holders

If you are an Eligible RPS Holder and want to apply for RES, then you must complete your yellow personalised Application Form. Your completed yellow personalised Application Form and Application Payment should be returned to either of the addresses set out in Section 3.6.

3.3.3 General Offer Applicants

If you are an Australian resident member of the general public and want to apply for RES, then you must complete the blue Application Form in the back of this Prospectus (including an electronic copy) according to the instructions set out in the back of this Prospectus. Your completed blue Application Form and Application Payment should be returned to either of the addresses set out in Section 3.6.

3.4 How to pay

3.4.1 Minimum Application amount

The application price of each RES is $100, also referred to as the Issue Price. Your Application must be for a minimum of 50 RES ($5,000). If your Application is for more than 50 RES, then you must apply in incremental multiples of 10 RES – that is, for incremental multiples of at least $1,000.

The Issuer, IAG and the Lead Manager & Bookrunner reserve the right to reject any Application, or to Allocate any Applicant a lesser number of RES than applied for, including less than the minimum of 50 RES ($5,000).

3.4.2 Application Payments

If you are an Eligible RPS Holder or General Offer Applicant, then your completed Application Form must be accompanied by a cheque(s) in Australian dollars drawn on an Australian branch of a financial institution – made payable to '**IAG RES Offer**'. Cheque(s) should be crossed 'not negotiable'. Cash payments or money orders will not be accepted.

If you are a Broker Firm Applicant, then you should make your Application Payment according to arrangements made between you and a Senior Co-Manager, Co-Manager or Participating Broker – see Section 3.3.1.

All Application Payments received before RES are issued will be held by the Issuer in a trust account established solely for the purpose of depositing Application Payments received. Any interest that accrues on the trust account will be retained by the Issuer.

3.4.3 Brokerage and stamp duty

No brokerage or stamp duty is payable on your Application. You may have to pay brokerage on any later sale of your RES on ASX after quotation.

3.4.4 Refunds

If you are an Eligible RPS Holder or General Offer Applicant and you are not Allocated any RES or you are Allocated fewer RES than the number that you applied for, including less than the minimum Application of 50 RES, Application Payments will be returned to you (without interest) as soon as possible after the Closing Date.

In addition, if the Offer does not proceed for any reason, Applicants will have their Application Payments refunded to them (without interest) as soon as possible.

3.5 Completing an Application Form

3.5.1 Availability of the Prospectus and Application Forms

Application Forms for the Broker Firm Offer and the General Offer are the blue Application Forms with a guide on how to complete them, included in the back of this Prospectus. An electronic copy of this Prospectus, and the accompanying Application Form(s), will be available to persons in Australia online during the Offer Period on the IAG website at **www.iag.com.au/res**, or from a Senior Co-Manager, Co-Manager or Participating Broker. However, there is no facility for Applications to be submitted electronically except where it may be provided by a Senior Co-Manager, Co-Manager or Participating Broker.

Persons in Australia who receive a copy of this Prospectus in electronic form may obtain a paper copy of this Prospectus, including Application Forms, free of charge during the Offer Period by contacting the **RES Information Line on 1300 666 635**.

To apply as an Eligible RPS Holder, you must apply on the yellow personalised Application Form. To receive a Prospectus and your yellow personalised Application Form, follow the instructions on the letter that was mailed to you by the Issuer on 22 November 2004 and register your interest either:

- online at **www.iag.com.au/res**; or
- by calling the **RES Information Line on 1300 666 635**.

The Issuer intends to mail Prospectuses and yellow personalised Application Forms to Eligible RPS Holders who request them after the Opening Date.

3.5.2 Provision of account details for direct credit of Interest Payments and Dividends

The Issuer will pay your Interest Payments or IAG will pay your Dividends directly into an Australian dollar account of an Australian financial institution nominated by you.

The Registry will send you a personalised direct credit form requesting your account details when your Holding Statement is despatched to you. Please complete and return this direct credit form as soon as possible.

Institutional Investors who do not have a registered address in Australia with the Registry will receive Interest Payments or Dividends by cheque sent to their registered addresses outside Australia.

3.5.3 Provision of Tax File Numbers or Australian Business Numbers

If you are Allocated any RES, then the Registry will provide you with a form (when your Holding Statement is despatched to you) that will request your Tax File Number (TFN), your Australian Business Number (ABN) or both. You do not have to provide your TFN or ABN. However, the Issuer or IAG, as the case may be, might be required to withhold Australian tax at the maximum marginal tax rate (currently 48.5% including the Medicare Levy) on the amount of any Interest Payment or Dividend unless you provide one of the following:

- TFN;
- TFN exemption number (if applicable); or
- ABN (if RES are held in the course of an enterprise carried on by you).

3.5.4 Provision of personal information

The information about you included on an Application Form is used for the purposes of processing the Application and, if the Application is successful, to administer your RES (and, if they are issued in the future upon Exchange or Conversion, your holding of Preference Shares or Ordinary Shares). Please see Section 10.10 for information about the acknowledgements and privacy statement in relation to personal information that you provide the Issuer and IAG by completing an Application Form.

3.6 Where to send your completed Application Form and Application Payment

If you are a Broker Firm Applicant, then you should return your completed Application Form and Application Payment according to arrangements you have made with a Senior Co-Manager, Co-Manager or Participating Broker – see Section 3.3.1.

If you are applying through the RPS Holder Offer or the General Offer, your completed Application Form and Application Payment should be mailed or delivered to the Registry:

by mail to the Registry:
Computershare Investor Services Pty Limited
Reply Paid 1486
Sydney NSW 2001

or

by delivery to the Registry:
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000.

Application Forms and Application Payments will not be accepted at any other address (including the Issuer's or IAG's registered office or any other IAG office) ***or by any other means.***

3.7 Enquiries

You can call the **RES Information Line on 1300 666 635** if:

- you have further enquiries about how to apply for RES;
- you require assistance to complete the Application Form; or
- you require additional copies of this Prospectus and its Application Forms.

If you are unclear in relation to any matter or are uncertain if RES or Preference Shares are a suitable investment for you, you should consult your accountant, stockbroker, lawyer or other professional adviser. If you are a Broker Firm Applicant and you are in any doubt what action you should take, you should immediately contact your Senior Co-Manager, Co-Manager or Participating Broker.

Section 4

This Section sets out details of the Issuer's intentions in relation to:

- who the Offer is made to;
- the Allocation policy; and
- details about ASX quotation, trading and despatch of Holding Statements.

4.1 The Offer

The offer of RES comprises:

- an Institutional Offer – made to certain Institutional Investors to bid for RES in the Bookbuild conducted by the Lead Manager & Bookrunner;
- a Broker Firm Offer – made to Australian resident retail clients of a Senior Co-Manager, Co-Manager or Participating Broker who apply for a broker firm Allocation from the relevant Senior Co-Manager, Co-Manager or Participating Broker;
- an RPS Holder Offer – made to Eligible RPS Holders; and
- a General Offer – made to Australian resident members of the general public.

There is no minimum amount to be raised by the Offer and the Issuer may accept any Applications. Whilst there is no specified proportion of the Offer that may be Allocated to the RPS Holder Offer or General Offer, the Issuer, IAG and the Lead Manager & Bookrunner reserve the right to treat Applications in excess of $250,000 as part of the Institutional Offer.

4.2 Allocation policy

The Issuer intends to issue up to five million RES to raise up to $500 million. If there is sufficient demand, the Issuer and IAG in consultation with the Lead Manager & Bookrunner, may agree to accepting oversubscriptions of up to an additional 500,000 RES to raise up to $50 million.

The Allocation policy for Institutional Investors, Senior Co-Managers, Co-Managers and Participating Brokers will be determined during the Bookbuild – see Section 4.2.1. The Issuer, IAG and the Lead Manager & Bookrunner have the right to nominate the persons to whom RES will be Allocated, including in respect of firm Allocations to Institutional Investors, Senior Co-Managers, Co-Managers and Participating Brokers.

4.2.1 Bookbuild

The Bookbuild is a process conducted by the Lead Manager & Bookrunner after this Prospectus is lodged with ASIC and before the Opening Date. In this process, Institutional Investors, Senior Co-Managers, Co-Managers and other brokers are invited to lodge bids for RES within the RES Initial Margin range. On the basis of those bids, the Issuer, IAG and the Lead Manager & Bookrunner will determine the RES Initial Margin and firm Allocations to Institutional Investors, Senior Co-Managers, Co-Managers and other brokers (the other brokers who receive a firm Allocation will become Participating Brokers).
The Bookbuild will be conducted according to the terms and conditions agreed by the Issuer, IAG and the Lead Manager & Bookrunner under the Offer Management Agreement summarised in Section 9.5. RES Allocated through the Bookbuild will be issued according to Applications made under this Prospectus.

4.2.2 Settlement underwriting

On, and subject to, the successful completion of the Bookbuild, the Lead Manager & Bookrunner has agreed with the Issuer and IAG to settlement underwrite the number of RES Allocated to Institutional Investors, Senior Co-Managers, Co-Managers and Participating Brokers through the Bookbuild. According to the Offer Management Agreement, as part of this settlement underwriting, the Lead Manager & Bookrunner will pay to the Issuer, or procure payment to the Issuer of, the aggregate proceeds raised from Institutional Investors, Senior Co-Managers, Co-Managers and Participating Brokers through the Bookbuild.

The Offer Management Agreement may be terminated by the Lead Manager & Bookrunner in certain circumstances. If the Lead Manager & Bookrunner does terminate if Institutional Investors, Senior Co-Managers, Co-Managers and Participating Brokers who participated in the Bookbuild can withdraw their firm Allocations.

4.2.3 Allocations

Institutional Offer	Allocations to Institutional Investors will be at the discretion of the Lead Manager & Bookrunner subject to the terms and conditions of the Bookbuild.
Broker Firm Offer	Allocations to Broker Firm Applicants by a Senior Co-Manager, Co-Manager or Participating Broker will be at the discretion of that Senior Co-Manager, Co-Manager or Participating Broker. That Allocation will be subject to the terms and conditions of the Bookbuild.
RPS Holder Offer	Eligible RPS Holders, who submit a yellow personalised Application Form and Application Payment, will receive an Allocation of RES, subject to the rights of the Issuer, IAG and the Lead Manager & Bookrunner, agreeing to reject any Application. Applications through the RPS Holder Offer will be given preferential treatment in Allocations over Applications received from Australian resident members of the general public through the General Offer. No assurance is given that any Eligible RPS Holder will receive an Allocation.
General Offer	Australian resident members of the general public who submit a blue Application Form from the back of this Prospectus and Application Payment will receive an Allocation of RES subject to the rights of the Issuer, IAG and the Lead Manager & Bookrunner, agreeing to reject any Application. The Issuer, IAG and the Lead Manager & Bookrunner reserve the right not to Allocate RES to Australian resident members of the general public through the General Offer in the event of a scale-back of the Offer. No assurance is given that any Applicant through the General Offer will receive an Allocation.

The Issuer, IAG and the Lead Manager & Bookrunner reserve the right to (at their discretion): to Allocate all RES for which an Application is made; to reject any Application; or, to Allocate to any Applicant through the RPS Holder Offer or General Offer a lesser number of RES than that applied for, including less than the minimum Application of 50 RES.

Where no Allocation is made, or the value of RES Allocated is less than the value for which an Application is made, surplus Application Payments will be returned to the Applicant (without interest) as soon as possible. After RES are issued to any Applicants, the Application Payment held in trust will be payable to the Issuer.

Section 9.5.2 provides a description of the fees (including any stamping fee) to be paid to the Lead Manager & Bookrunner, Senior Co-Managers, Co-Managers or Participating Brokers.

4.3 ASX quotation, trading and Holding Statements

4.3.1 ASX quotation

The Issuer will apply within seven days after the date of this Prospectus for RES to be quoted on ASX. Quotation is not guaranteed or automatic. If ASX does not grant permission for RES to be quoted, RES will not be issued and Application Payments will be refunded (without interest) as soon as possible.

It is expected that RES will be quoted under the ASX code 'IANG'.

4.3.2 Trading

It is expected that RES will begin trading on ASX on a deferred settlement basis on 12 January 2005. Trading is expected to continue on that basis until 19 January 2005, when it is anticipated that trading of RES will begin on a normal settlement basis. Deferred settlement will occur as a consequence of trading which takes place before entries are made by the Registry in respect of your holdings of RES and before Holding Statements are sent out to RES Holders.

You are responsible for confirming your holding before trading in RES. If you sell your RES before you receive your Holding Statement, you do so at your own risk. You may call your Senior Co-Manager, Co-Manager, Participating Broker or the RES Information Line on 1300 666 635 after the Issue Date to enquire about your Allocation.

4.3.3 Holding Statements

The Issuer will apply for RES to participate in CHESS. No certificates will be issued for RES. The Issuer expects that Holding Statements will be despatched to successful Applicants by 14 January 2005.

About IAG Finance (NZ) and the Portfolio

Section 5

This Section sets out details about:

- IAG Finance (NZ) and its pro forma financial information; and
- the Portfolio and its effect on Interest Payments and the Redemption Amount.

5.1 IAG Finance (NZ)

IAG Finance (NZ), through its New Zealand branch, is the Issuer of RES and is a wholly-owned subsidiary of IAG. The Issuer has responsibility for raising finance for the New Zealand operations of the Group and for management of their ongoing treasury requirements. The Issuer has enough working capital to carry out its stated objectives.

Section 5.2 sets out the pro forma financial information of the Issuer as if the Offer had been completed and all RES on issue were subsequently Exchanged as at 30 June 2004.

5.1.1 Use of proceeds of the Offer

The Issuer will lend the New Zealand dollar equivalent of the gross proceeds of the Offer to IAG (NZ) Holdings which will use the proceeds to reduce existing intra-group loans from IAL. The Issuer will obtain the New Zealand dollar equivalent of the gross proceeds of the Offer by swapping them with IAL. IAL will lend the Australian dollar gross proceeds of the Offer to IAG Portfolio.

5.1.2 Board of directors of the Issuer

The board of IAG Finance (NZ) consists of four Directors, who have been selected with regard to their diverse and extensive experience in the finance industry. The Directors of IAG Finance (NZ) are: Mr James Strong, Mr Michael Hawker, Mr Rowan Ross and Mr George Venardos. Mr Michael Woods is alternate Director for Mr Michael Hawker and Mr George Venardos.

James Alexander Strong ***Chairman and Non-executive Director, Age 60***

Mr James Strong is Chairman of IAG Finance (NZ). Mr Strong was appointed Chairman of IAG in August 2001. He is also Chairman of Woolworths Limited, Rip Curl Group Pty Limited, the Sydney Theatre Company and the Australian Business Arts Foundation. He is a director of the Australian Grand Prix Corporation.

Mr Strong was Chief Executive and Managing Director of Qantas Airways Limited from 1993 to 2001. Previous positions he has held include Group Chief Executive of DB Group Limited in New Zealand, National Managing Partner and later Chairman of law firm Corrs Chambers Westgarth, Chief Executive of Trans Australian Airlines (later Australian Airlines) and Executive Director of the Australian Mining Industry Council.

Mr Strong has been admitted as a barrister and solicitor.

Michael John Hawker BSc, FAIBF, FAICD, ASIA ***Executive Director, Age 45***

Mr Michael Hawker is an Executive Director of IAG Finance (NZ). He was appointed Chief Executive Officer and Managing Director of IAG in December 2001.

Before joining the Group, Mr Hawker was Group Executive, Business and Consumer Banking at Westpac Banking Corporation. Previous positions include Executive Director of Citibank International PLC in Europe and Deputy Managing Director of Citibank Limited in Australia.

Mr Hawker was listed by Euromoney as one of the top 50 bankers under the age of 40. In 2000, he was awarded the Australian Banking & Finance Magazine – Millennium Banker of the Year Award, and the Best Insurance Executive Award in 2003 and 2004. He is a recipient of an Australian Sports Medal, having played 25 Rugby Union Internationals for the Australian Wallabies.

Mr Hawker is the President of the Insurance Council of Australia; a director of the Australian Chamber of Commerce and Industry; member of the Federal Treasury's Consumer and Financial Literacy Taskforce; member of the Business Council of Australia; Chair of the New South Wales Juvenile Diabetes Walk to Cure annual fundraising event; and Chairman of the Giant Steps Foundation. He was previously the Chairman of the Australian Financial Markets Association.

Rowan Alexander Ross BEc, BCom, FCPA, FSIA ***Non-executive Director, Age 56***

Mr Rowan Ross is a Non-executive Director of IAG Finance (NZ). He was appointed as an IAG Director in July 2000 and acted as the Chairman from April to August 2001.

Mr Ross is currently Chairman of Sydney IVF Limited. He is the former Chairman of Bankers Trust Investment Bank, former National President of the Securities Institute of Australia and former Chairman of the Sydney Dance Company and the Australian Major Performing Arts Group. He has more than 30 years' experience in investment banking and is an Executive Director of Macquarie Bank Limited.

George Venardos BCom, FCA, DipCM, FCIS, FTIA, MAICD ***Executive Director, Age 47***

Mr George Venardos is an Executive Director of IAG Finance (NZ). Mr Venardos joined IAG in 1998. He is Chief Financial Officer, a role with responsibility for all aspects of the Group's financial and corporate services functions, including asset management, corporate secretariat, finance, investor relations, legal, mergers and acquisitions, strategy and treasury. Before joining IAG, Mr Venardos held the position of Executive Director and General Manager, Finance and Corporate Services, with the Legal & General Group in Australia.

He is the Chairman of the Finance and Accounting Standing Committee for the Insurance Council of Australia. He was awarded the 2003 CFO of the Year at Insto Magazine's Annual Distinction Awards.

Michael Woods ***Alternate Director, Age 46***

Mr Michael Woods is an alternate Director for Mr Hawker and Mr Venardos. Mr Woods joined IAG in 1998. He is Head of Group Finance & Treasury, a role which includes responsibility for group finance, treasury, management accounting, financial reporting, budgeting, forecasting, finance systems and asset management operations.

Mr Woods has over 25 years' experience in the insurance and financial services industry. Before joining IAG, Mr Woods held treasury related roles at other organisations, including KPMG, the Bank of New Zealand and Bankers Trust. He is a member of the Group's Asset & Liability Committee.

5.2 Pro forma financial information

The pro forma financial information in this Section 5.2 presents the expected effect of the Offer on the Issuer as at 30 June 2004 assuming:

- firstly, the Offer was completed on 30 June 2004 and $500 million was raised through the issue of RES and via intra-group arrangements was invested in the Portfolio; and
- secondly, IAG exercised its Exchange Right as at 30 June 2004 and $500 million of RES were redeemed by the Issuer and $500 million of Preference Shares were issued by IAG.

Section 5.2.1 provides the Issuer's pro forma statement of financial position as at 30 June 2004 and Section 5.2.2 provides a discussion of the expected effect on the Issuer's statement of financial performance.

The pro forma financial information is unaudited and has been prepared according to Australian GAAP. Therefore, it does not reflect changes that may result from the implementation of A-IFRS on 1 January 2005. The Issuer does not expect the pro forma statement of financial position for the issue of RES and following Exchange to change materially, although there may be differences in the classification of items.

See Section 6.4 for the pro forma financial information of the Group as if the Offer had been completed and all RES on issue were subsequently Exchanged.

5.2.1 Pro forma statement of financial position

The following table sets out the Issuer's pro forma statement of financial position – adjusted as if the issue of RES were completed on 30 June 2004 and subsequently Exchange took place for all RES on issue as at that date.

1 *Issuer*

The Issuer was incorporated on 6 October 2004, and as a result as at 30 June 2004 had not yet commenced operations. The Issuer was established to manage the ongoing treasury requirements of the Group's New Zealand operations and as at the date of this Prospectus has no material operating history.

2 *Pro forma adjustments – Offer*

The pro forma adjustments reflect that when RES are Issued they will be classified as a $500 million interest-bearing liability in the statement of financial position of the Issuer. The Issuer will firstly swap the Australian dollar proceeds with IAL for an equivalent New Zealand dollar amount. The New Zealand dollars will be lent to IAG (NZ) Holdings by the Issuer who will recognise this loan as an intra-group loan receivable.

IAG Portfolio will grant security over the Portfolio and the Issuer will grant security over the intra-group loan receivable from IAG (NZ) Holdings to secure the Issuer's obligations to RES Holders.

The Issuer will pay transaction costs relating to the Offer of approximately $12 million. This will be funded by an intra-group loan payable. The transaction costs will be capitalised and amortised in the Issuer's statement of financial performance at approximately $2.4 million per annum for five years.

3 *Pro forma adjustments – Exchange*

The pro forma adjustments reflect IAG exercising its Exchange Right in full as at 30 June 2004. This would result in all RES on issue being redeemed and Exchanged for Preference Shares. IAG may exercise its Exchange Right at any time subject to certain conditions – see Section 2.5.2. The pro forma adjustments assume that the Portfolio has not made any gains or losses on any Portfolio Assets at the time of Exchange and as a result, the Net Portfolio Proceeds on Exchange are $500 million.

The transactions for Exchange, assuming the Net Portfolio Proceeds are $500 million, will be:

- the Issuer will redeem all RES on issue for $100 each ($500 million);
- IAG Portfolio will liquidate the Portfolio and pay the proceeds to IAG upon direction by the Issuer to pay the Preference Share Issue Price of $100 per Preference Share ($500 million); and
- the Issuer will receive replacement funding of $500 million, sourced either internally or externally, to continue its role, managing the ongoing treasury requirements of the Group's New Zealand operations.

If Exchange were to occur before the Issuer had fully amortised the transaction costs, the unamortised amount capitalised on the statement of financial position would be written off in the period the Exchange occurred. The pro forma adjustments assume that no additional transaction costs will be incurred on Exchange.

If the Portfolio has experienced a loss at the time of Exchange, then the same transactions would take place except the RES will be redeemed for the Redemption Amount which would be less than $100 per RES and the Preference Share Issue Price would also be for the lower Redemption Amount.

Any gain incurred on redemption of RES as a result of the Net Portfolio Proceeds being less than $500 million, will be balanced by an equal and opposite movement in value on the swap with IAL such that the loss on the Portfolio will have no overall financial impact on the Issuer.

4 *Pro forma effect of Exchange*

The pro forma effect of Exchange represents the Issuer's pro forma statement of financial position after completion of the Offer and later Exchange of all RES on issue for Preference Shares.

Issuer's pro forma statement of financial position as at 30 June 2004

		Pro forma adjustments[1]		
$ million	**1 Issuer**	**2 Offer**	**3 Exchange[2]**	**4 Pro forma[1]**
Intra-group loan receivable[3]	–	500	–	500
Capitalised borrowing costs[4]	–	12	(12)[7]	–
Total assets	**–**	**512**	**(12)**	**500**
Interest-bearing liabilities – RES	–	500	(500)	–
Intra-group loan payable	–	12	500[5]	512
Total liabilities	**–**	**512**	**–**	**512**
Net assets	**–**	**–**	**(12)**	**(12)**
Total equity[6]	**–**	**–**	**(12)[7]**	**(12)**

Notes:

1 The pro forma adjustments and the pro forma statement of financial position are unaudited. The pro forma statement of financial position is prepared in Australian dollars and it is assumed that no foreign exchange fluctuations occur.

2 For the purposes of the pro forma statement of financial position the Redemption Amount is $100 per RES which assumes there has been no loss on the Portfolio.

3 The gross proceeds from the Offer will be swapped for New Zealand dollars with IAL and the New Zealand dollars gross proceeds will be lent via an intra-group loan receivable to IAG (NZ) Holdings.

4 Capitalised transaction costs which will be amortised over five years.

5 Replacement funding of $500 million sourced either externally or internally.

6 *The issued share capital was $1.00 which has been rounded down to zero.*

7 Write-off of capitalised transaction costs through the statement of financial performance in the period that RES are Exchanged, and assuming no amortisation of capital transaction costs. The Issuer has intra-group arrangements in place to ensure that it can repay this amount should it be called upon.

5.2.1.1 Sensitivity to amount raised

The pro forma financial information presented in this Section 5.2 assumes that $500 million is raised through the Offer.

The impact on the pro forma financial information of raising an additional $50 million through oversubscriptions is as follows:

- firstly, for the issue of RES the intra-group loan receivable and the interest-bearing liability will increase by $50 million and there would be an immaterial increase in the transaction costs; and
- secondly, for the potential subsequent Exchange into Preference Shares, the pro forma adjustments for the issue of Preference Shares above would increase proportionately with any additional RES issued.

If less than $500 million is raised through the Offer, for example $450 million, the impact on the pro forma financial information will be of an equivalent magnitude, but opposite in direction to the analysis above.

5.2.2 Pro forma statement of financial performance

The pro forma financial information assumes the Issuer will:

- earn income from managing the ongoing treasury requirements of the New Zealand operations;
- make annual Interest Payments, which *for the purpose of the pro forma financial information are assumed to be the* annualised first Interest Payment based on an Interest Rate of 5.50% per annum (Minimum Bank Bill Rate) and the mid-point of the RES Initial Margin 1.15% per annum. This equates to an annual Interest Payment of approximately $23.3 million; and
- amortise expenses from the capitalised transaction costs of approximately $2.4 million per annum for five years.

Based on these pro forma adjustments as at 30 June 2004, the Issuer is expected to generate a small profit on its activities.

5.3 Portfolio

The Portfolio will comprise high quality, short-dated fixed interest securities according to the PMA. The Portfolio has an Australian Bond Fund Rating of 'AAAf' by S&P. The Net Portfolio Income earned on the Portfolio is intended to fund Interest Payments. If there is a Redemption, Conversion or Exchange, the Net Portfolio Proceeds are intended to fund amounts which are payable upon Redemption, Conversion or Exchange (whether in payment of cash or in payment of the Ordinary Share Issue Price or the Preference Share Issue Price to IAG).

The Portfolio must only comprise Eligible Assets which, according to the Investment Mandate described in Section 9.3.6 are:

- Eligible Securities – see Section 9.3.6.1;
- Cash – see Section 9.3.6.1; and
- the Interest Rate Floor – see Section 9.4.

In some limited situations, which are described in Sections 9.3.9 and 9.4, IAG and IAL are obliged to pay funds to the Portfolio.

5.3.1 Portfolio – Australian Bond Fund Rating

The Portfolio has an Australian Bond Fund Rating of 'AAAf' by S&P. An Australian Bond Fund Rating is a current assessment of the overall credit quality of a fund's portfolio. The main risk elements evaluated in the rating process for bond funds are credit risk, liquidity risk, interest rate or market value risk and fund management capability. Credit quality is assessed according to the quality, type, and diversity of the assets that make up the fund. The rating assessment also takes into account the investment restrictions incorporated in the relevant rules governing the fund, the internal credit and investment guidelines of the manager and subsequent undertakings made to S&P during the rating process.

A fund rated 'AAAf' has extremely strong protection against losses from credit default. 'AAAf' is the highest Australian Bond Fund Rating assigned by S&P.

In addition, to minimise the effect of interest rate risk on the value of the Portfolio Securities, the Investment Mandate restricts the term to maturity for a Portfolio Security to 120 days. Section 9.3.6 summarises the Investment Mandate.

The Australian Bond Fund Rating is no indicator or guarantee of return on the Portfolio.

A bond fund rating is not a recommendation to make, hold or seek redemption of an investment in a fund in as much as it does not comment as to market price or suitability for a particular investor. The rating is based on current information furnished to S&P by the Portfolio Manager or obtained by S&P from other sources it considers reliable.

S&P does not perform an audit in connection with any rating and may on occasion rely on unaudited financial information. The rating may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

Ratings are subject to revision or withdrawal at any time.

As at the date of this Prospectus, the Group had not approached any other rating agency for a rating of the Portfolio.

5.3.2 Portfolio Management Agreement

The PMA contains the terms and conditions on which:

- the Issuer, IAG Portfolio and the Trustee appoint the Portfolio Manager to manage and invest the Portfolio;
- the Issuer, IAG Portfolio and the Trustee appoint the Custodian to make payments from Net Portfolio Income on an Interest Payment Date and to transfer some or all of the Portfolio to the Trustee on a Realisation Date;
- payments in respect of RES are to be settled; and
- IAG will pay amounts to the Portfolio in certain circumstances.

Section 9.3 sets out a summary of the PMA.

5.3.3 Net Portfolio Income

In each Interest Period, the Portfolio Manager must use reasonable efforts to realise Net Portfolio Income at least equal to the aggregate Interest Payments due on the relevant Interest Payment Date. Interest Payments due to be paid are calculated according to the formula in clause 3.1 of the RES Terms. Net Portfolio Income will change due to a variety of factors, including:

- changes in market interest rates;
- the composition of the Portfolio; and
- default if any by an issuer of a Portfolio Asset.

On each Interest Payment Date, the Net Portfolio Income must be paid to RES Holders up to the amount of the aggregate Interest Payment. If there is any excess Net Portfolio Income earned by the Portfolio after payment of an Interest Payment, unless there is a reinvestment requirement a result of a Portfolio Deficit – see Section 9.3.7, the excess is payable to IAG Portfolio, which in turn will use that excess to meet obligations to other Group entities.

As a result of these obligations, IAG may be required to make certain payments into the Portfolio. IAL may also be required to make payments into the Portfolio as provider of the Interest Rate Floor. However, IAG Portfolio and other members of the Group may be entitled to any surplus in the Portfolio from excess Net Portfolio Income after payment of aggregate Interest Payments, or from excess Net Portfolio Proceeds after payment of aggregate Redemption Amounts.

If during an Interest Period, the Portfolio does not generate sufficient Net Portfolio Income to cover the aggregate Interest Payment due on the relevant Interest Payment Date, the Interest Payment will be reduced accordingly.

Sections 5.3.3.1 to 5.3.3.3 describe the factors that could potentially affect Net Portfolio Income generated by the Portfolio during an Interest Period.

5.3.3.1 There may not be sufficient Net Portfolio Income due to changes in market interest rates

The Investment Mandate is intended to enable the Portfolio to earn Net Portfolio Income equivalent to the Bank Bill Rate. However, there is a risk that the market interest rate earned by the Portfolio Assets could fall to a point where there is insufficient Net Portfolio Income to fund the aggregate Interest Payment.

Interest Payments are calculated using the Interest Rate formula:

Interest Rate = (Bank Bill Rate + RES Margin) x (1 – **Tax Rate)**

As a result, there is a possibility that the Interest Rate will exceed the market interest rate earned by the Portfolio Assets. Based on the RES Initial Margin range and the Tax Rate, this occurs when the Bank Bill Rate falls below a point which is between 2.33% – 3.03% per annum. This point will be determined at the close of the Bookbuild and will change if the RES Margin and Tax Rate change.

To mitigate this risk, an Interest Rate Floor has been put in place between IAL and IAG Portfolio, such that if the Bank Bill Rate falls below this point during an Interest Period and there is insufficient Net Portfolio Income earned, IAL will pay into the Portfolio an amount sufficient to ensure that Net Portfolio Income is at least equal to the aggregate Interest Payment for that Interest Period.

5.3.3.2 The Portfolio may not earn around the Bank Bill Rate of return due to its composition

The Portfolio will be invested based on the Investment Mandate which defines the Eligible Assets that the Portfolio may hold and limits the amount of Eligible Assets that the Portfolio may hold. It is possible that, as a result of these criteria and changes in market conditions, the Portfolio may not achieve its expected return. The Portfolio Manager is required to use reasonable efforts to manage the Portfolio to achieve a return at least equal to the aggregate Interest Payment for the Interest Period.

5.3.3.3 The Portfolio may be exposed to losses or defaults

If during an Interest Period, a Portfolio Asset has been sold for a loss, or an issuer of a Portfolio Asset defaults on its obligations, this may mean that due to the reduced value of the Portfolio Assets the Portfolio may not earn sufficient Net Portfolio Income to meet the Interest Payment due on the relevant Interest Payment Date.

If the loss or default means that the value of the Portfolio Assets is reduced, this could also affect the ability of the Portfolio to generate sufficient Net Portfolio Income in later Interest Periods.

To mitigate this risk, the Portfolio will be invested based on the Investment Mandate. As a result, the Portfolio has been assigned an Australian Bond Fund Rating of 'AAAf' by S&P which means that the Portfolio has extremely strong protection against losses from credit default.

5.3.4 Net Portfolio Proceeds

The Investment Mandate is intended to enable the Portfolio to realise Net Portfolio Proceeds at least equal to the aggregate Issue Price of RES on issue upon any Redemption, Conversion or Exchange.

If, on a Realisation Date, the Net Portfolio Proceeds are less than the aggregate Issue Price of RES being Redeemed, Converted or Exchanged as a result of losses or defaults on the Portfolio Assets, the Redemption Amount will only be paid to the extent of the Net Portfolio Proceeds per RES (that is less than $100).

The effect of this calculation is:

- on Conversion – RES Holders will only receive Ordinary Shares for each RES Converted equal to the Net Portfolio Proceeds per RES (subject to the RES Conversion Discount);
- on Exchange – the Preference Share Issue Price will be equal to the Net Portfolio Proceeds per RES; and
- on Redemption – RES Holders will only receive an amount of cash equal to the Net Portfolio Proceeds per RES.

To mitigate the risk of losses or defaults on Portfolio Assets the Portfolio will be invested based on the Investment Mandate.

5.3.5 Portfolio Manager

IAG AM has extensive experience in managing investment funds, having managed funds for the Group for over 10 years. Investment funds being managed on behalf of the Group, totalled $9.3 billion as at 30 June 2004. In addition, IAG AM manages external funds, totalling $3.8 billion as at 30 June 2004, on behalf of a number of wholesale segregated client mandates, life funds and managed investment schemes.

IAG AM has managed a wholesale cash management trust since April 1997. That trust has been rated 'AAAm' by S&P since May 2002, and as at 30 June 2004 had assets totalling $1.3 billion.

The asset classes managed by IAG AM are cash, fixed interest securities, indexed linked bonds, equities and property trusts. The graph below illustrates the value of IAG AM funds under management over the past five years ended 30 June 2004.

IAG AM funds under management[1]
($ billion)



14.0
12.0
10.0
8.0
6.0
9.6
9.7
9.8
11.5
13.1
FY00
FY01
FY02
FY03
FY04

Note: 1 The funds under management in the chart above include any funds that are outsourced by IAG AM to other fund managers.

About IAG

Section 6

IAG is the leading general insurance group in Australia and New Zealand. IAG offers personal and commercial insurance products under some of the most trusted brands in its markets – NRMA Insurance, SGIO, SGIC, CGU and Swann Insurance in Australia; and State and NZI in New Zealand. IAG insures property valued at more than $800 billion and employs over 11,500 people.

A snapshot of IAG as at 30 June 2004

- Leading general insurance group in Australia and New Zealand
- Annual Gross Written Premium of $6.4 billion
- Insures more than 4.7 million cars, 2.4 million homes, 220,000 businesses and 85,000 farms in Australia, and provides workers' compensation services to around 213,000 employers
- More than 11,500 employees
- No. 1 position in six major general insurance markets in Australia: motor, home, compulsory third party (CTP), workers' compensation, consumer credit and extended warranty
- Network of about 330 branches and customer service centres throughout metropolitan, regional and rural Australia, and 41 sales centres and branches in New Zealand
- Very strong Insurer Financial Strength Rating of 'AA' for its key wholly-owned insurance companies from S&P – the highest rating for any Australian-based financial institution

6.1 IAG

IAG listed on ASX in August 2000, under its former name of NRMA Insurance Group Limited. The Group's name and ASX code (IAG, formerly NRM) were changed in January 2002 to better reflect its size, diversity, geographical distribution and aspirations.

At 19 November 2004, IAG had a market capitalisation of $9.1 billion for its Ordinary Shares, ranking it among the largest 25 Australian listed companies, and the total Ordinary Shareholder return since listing four years ago (including the final dividend paid in October 2004) has been over 100%.

The Group has grown significantly over the past five years, expanding throughout the Australian and New Zealand general insurance markets, both organically and through acquisitions and strategic ventures.

In January 2003, the Group acquired the Australian and New Zealand general insurance operations of Aviva plc; CGU and NZI. This acquisition significantly enhanced the Group's position in terms of GWP and Risks in Force, as well as diversification by product line, geographic spread and distribution channel. The acquisition helped the Group achieve its long-term target GWP mix of 80% Short-tail and 20% Long-tail. CGU and NZI are now integrated into the Group following the completion of the 18 month programme.

The Group is focused on its key business of general insurance, having sold its health insurance underwriting and retirement services businesses during the year ended 30 June 2004.

The Group's business is managed based on the following specialised segments of Australian personal insurance, Australian commercial insurance, and international operations, as outlined below.

Australian personal insurance

Financial performance for the year ended 30 June 2004	
Gross Written Premium	$3,900 million
Net Earned Premium	$3,602 million
Combined Operating Ratio	87.9%
Insurance Margin	16.5%

The Group's Australian personal insurance operation develops, underwrites and distributes personal insurance products, and manages claims and assessing services. It is the largest general insurance underwriting and claims and assessing operation in Australia. Personal insurance products offered include motor vehicle, CTP, home and niche insurance products, such as caravan, pleasure craft, travel insurance and veteran and classic car insurance.

Products are distributed primarily under the Group's direct brands. NRMA Insurance is the primary brand used in New South Wales, Australian Capital Territory, Queensland and Tasmania. SGIO is the Group's primary brand in Western Australia, and SGIC in South Australia. In Victoria, products are underwritten by a joint venture entity, Insurance Manufacturers of Australia Pty Limited with RACV and distributed by a related party of RACV. In addition, insurance products are sold nationally under the Swann Insurance brand. Personal insurance products distributed nationally by CGU are generally sold via intermediaries (insurance brokers and agents) and business partners (financial institutions and alliances).

Australian commercial insurance

Financial performance for the year ended 30 June 2004	
Gross Written Premium	$1,613 million
Net Earned Premium	$1,355 million
Combined Operating Ratio	95.0%
Insurance Margin	9.6%

The Group's Australian commercial insurance operation develops, underwrites and distributes insurance products for businesses. Commercial insurance products offered include commercial property, commercial motor and fleet motor, construction and engineering, directors' and officers', farm, crop and livestock, home warranty, marine, professional indemnity, public and products liability and workers' compensation.

These products are distributed primarily under the CGU Insurance brand through a network of more than 1,000 intermediaries. Commercial insurance packages, largely targeted at sole operators and smaller businesses, are also sold directly under the retail brands NRMA Insurance, SGIO and SGIC.

International operations

Financial performance for the year ended 30 June 2004	
Gross Written Premium	$914 million
Net Earned Premium	$906 million
Combined Operating Ratio	94.8%
Insurance Margin	7.5%

The Group's international operations consist primarily of its operations in New Zealand, as well as the Group's Asian interests and captive reinsurer (IAG Re).

IAG New Zealand Limited is the leading insurance provider in New Zealand in the direct channel and a leading insurer in the intermediated channel, and holds approximately 37% of the total general insurance market in New Zealand as recorded by the Insurance Council of New Zealand, as at 30 June 2004. Insurance products are provided directly to customers under the State brand, and through intermediaries (insurance brokers and agents) under the NZI brand. IAG New Zealand Limited also

distributes insurance through financial institutions such as banks. Personal and commercial products include motor vehicle, home and contents, commercial property and motor, commercial liability, construction and engineering, niche insurance, such as pleasure craft, veteran and classic car, caravan and travel insurance, income protection, marine, personal liability, rural and horticultural.

The results of the Group's captive reinsurer (IAG Re), through which the Group purchases most of its reinsurance protection, are also reflected in the Group's international operations.

In addition, IAG has interests in two businesses in Asia – 100% ownership of Beijing Continental Automobile Association Limited, a roadside assistance operation and insurance agent based in Beijing, China and a 20% shareholding in Safety Insurance Limited in Thailand.

The following charts summarise the Group's GWP by business structure and product line and growth and product line diversification over the eight years ending 30 June 2004:

Gross Written Premium by business
(% of GWP)
For the year ended 30 June 2004


14%
25%
61%
Australian personal insurance
Australian commercial insurance
International operations

Gross Written Premium by product line
(% of GWP)
For the year ended 30 June 2004


6%
3%
34%
11%
3%
21%
22%
Motor
Home
Short-tail commercial
Workers' compensation
CTP (Motor)
Liability
Other short-tail

Annual Gross Written Premium[1] growth and product line diversification
For the year ended 30 June 2004


Compound annual growth rate 21%
$1.7bn
26%
1%
17%
56%
97
$1.8bn
30%
1%
17%
52%
98
$2.2bn
2%
28%
2%
2%
16%
50%
99
$2.6bn
3%
23%
3%
4%
16%
51%
00
$3.1bn
4%
19%
6%
5%
17%
49%
01
$3.6bn
4%
17%
5%
9%
18%
47%
02
$5.2bn
4%
5%
3%
12%
4%
15%
20%
37%
03
$6.4bn
3%
6%
11%
3%
21%
22%
34%
04
Motor
Home
Short-tail Commercial
Workers' compensation
CTP (Motor)
Health²
Liability
Other Short-tail³

Notes:
1 Includes GWP of all businesses except inwards reinsurance, which has been in run-off since 2001.
2 The health insurance business was sold in July 2003.
3 Other Short-tail primarily consists of other accident, extended warranty and consumer credit businesses.
4 *In relation to the financial information for the year ended 30 June 2001, IAG commenced operation on 22 July 2000 when it became the parent entity of IAL* and its controlled entities upon demutualisation of IAL. Financial information used above, however, represents the full year of operation, including the three weeks prior to demutualisation.

6.2 Financial profile and performance

For the year ended 30 June 2004, the Group recorded a net profit attributable to all shareholders of IAG of $665 million after tax (2003: $153 million) and GWP of $6,427 million (2003: $5,150 million).

The following graphs provide a historical summary of the growth in the Group's GWP and Net Earned Premium and net profit/(loss) attributable to all shareholders of IAG over the last 10 years to the full year ended 30 June 2004:

Gross Written Premium versus Net Earned Premium ($ billion)



7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
FY95 FY96 FY97 FY98 FY99 FY00 FY01 FY02 FY03 FY04
Financial year ended 30 June

Net profit/(loss) attributable to all shareholders of IAG ($ million)



800
700
600
500
400
300
200
100
0
(100)
(200)
FY95 FY96 FY97 FY98 FY99 FY00 FY01 FY02 FY03 FY04
Financial year ended 30 June

Notes:

1 The financial information for years 1995 to 2000 relates to the consolidated operations of IAL (formerly NRMA Insurance Limited) prior to it becoming a wholly-owned subsidiary of IAG (then known as NRMA Insurance Group Limited).

2 In relation to the financial information for the year ended 30 June 2001, IAG commenced operation on 22 July 2000 when it became the parent entity of IAL and its controlled entities upon demutualisation of IAL. Financial information used above, however, represents the full year of operation, including the three weeks prior to demutualisation.

3 The financial information in these graphs is from the audited Group financial statements for the full years ended 30 June.

As shown in the graph above, the reported net profit/(loss) attributable to all shareholders of IAG over the past 10 years has been volatile. While there is inherent volatility in general insurance operations, the biggest source of volatility for the Group over this period has generally been from equity investment market performance. The Group is required to mark to market the majority of its substantial investment portfolio, with any changes in market values of these investments reported as part of the financial performance for the period. The Group's exposure to equity investment markets has also been significantly reduced by a change in the investment mix of its portfolio towards fixed interest investments.

As at 30 June 2004, the sensitivity of the Group's net profit attributable to all shareholders of IAG to movements in the market value of its combined equity portfolios was as follows:

- a 1% rise in Australian equity markets would generate an annual gain of around $17.6 million before tax; and
- a 1% rise in the International equity markets would generate an annual gain of around $5.2 million before tax.

The Group has delivered GWP growth in excess of 357% over the ten years ended 30 June 2004. This growth has been approximately 32% organic and 68% from acquisition. Each of the three years from 1 July 2001 to 30 June 2004 contributed double-digit growth in Net Earned Premium, achieving a compound annual growth rate of 28% per year. This increased scale and diversity by geography and product, combined with the extent of the Group's Reinsurance arrangements, assist in reducing the exposure of the Group to the inherent volatility of its general insurance operations.

The Group's financial statements since listing and related reports are available on the IAG website at www.iag.com.au.

The following table shows the Group's summarised audited statement of financial performance for the years ended 30 June 2004 and 30 June 2003:

Group summarised statement of financial performance

$ million	Year ended 30 June 2004	Year ended 30 June 2003
Gross Written Premium	**6,427**	**5,150**
Net premium revenue	**5,863**	**4,636**
Net Claims Expense	(3,815)	(3,363)
Underwriting Expense	(1,500)	(1,074)
Investment income on Technical Reserves	244	372
Insurance Profit	**792**	**571**
Investment income/(loss) on Shareholders' Funds	434	(120)
Other operating and investment income	148	33
Borrowing costs	(57)	(46)
Amortisation of goodwill and intangibles	(118)	(81)
Other operating expenses	(47)	(60)
Profit before income tax	**1,152**	**297**
Income tax expense	(346)	(80)
Profit after income tax	**806**	**217**
Outside equity interests	(141)	(64)
Net profit attributable to all shareholders of IAG	**665**	**153**
Dividends paid to RPS1 and RPS2	(29)	(21)
Net profit attributable to Ordinary Shareholders	**636**	**132**
Insurance ratios		
Loss Ratio	65.1%	72.5%
Expense Ratio	25.6%	23.2%
Combined Operating Ratio	90.7%	95.7%
Insurance Margin	13.5%	12.3%

The net profit attributable to all shareholders of IAG was $665 million (2003: $153 million).

The key components contributing to the year ended 30 June 2004 were:

- the 2004 result incorporated the full year effect of the acquisition of CGU and NZI whilst the financial performance for the year ended 30 June 2003 only had six months impact of CGU and NZI. CGU and NZI were acquired on 2 January 2003;
- Gross Written Premium increased by 24.8% to $6,427 million. This is mainly due to the full year effect from CGU and NZI. Excluding the impact of CGU and NZI, the underlying organic growth of GWP for the year ended 30 June 2004 was 2.5%;
- the Expense Ratio increased from 23.2% in 2003 to 25.6%. The full year effect of CGU and NZI has been the major driver of this increase as CGU and NZI bring a higher Expense Ratio, in the form of commission expense, due to the intermediary distribution of their products;
- the quality of the Insurance Profit was driven by:
  - strong performance of all major business segments which includes benefits derived from continuous business improvement;
  - completion of the 18 months CGU and NZI integration programme;
  - generally favourable weather conditions despite $265 million storm claims for the year ended 30 June 2004; and

- after two years of negative return on equity portfolios, the recovery of equity markets delivered a positive contribution to the Group's financial performance for the year ended 30 June 2004. There was a significant increase in the investment income on Shareholders' Funds to $434 million compared with a loss of $120 million for the year ended 30 June 2003.

All dividends paid on Ordinary Shares and RPS1 and RPS2 since quotation have been fully franked. At 30 June 2004, the Group had a franking balance in excess of $450 million (providing the capacity to pay fully franked dividends of over $1,050 million).

6.3 Capital management and capital ratios

The Group's capital management strategy is aimed at optimising the appropriate level and mix of capital for its business needs, risk appetite and delivery of sustainable attractive returns to shareholders. IAG actively manages its capital on three parameters:

- an estimated risk of ruin of no more than 1 in 750 years;
- a 'AA' S&P rating for its key wholly-owned insurance operating entities; and
- economic capital, currently set at a benchmark of 1.60 times (x) the Group's risk-weighted minimum capital requirement (MCR) set by applying APRA prudential guidelines to all of the Group's operations. This benchmark will move to 1.55x MCR on issue of RES.

These parameters are supported by:

- conservative claims reserving (minimum Probability of Sufficiency of 90%);
- an extensive Reinsurance programme (maximum loss per event currently at less than 2% of Combined Operating Ratio); and
- a strategic asset allocation programme to actively control investment volatility risks.

As at 30 June 2004, the Group's MCR multiple was 1.75x, which was above the Group's then benchmark MCR multiple of 1.60x.

The issue of RES enhances IAG's capital structure by providing certainty now of access to regulatory Tier 1 Capital if needed at any time – particularly in market conditions that are less favourable or less certain than the current market conditions. Such circumstances could include a severe fall in equity markets (like that experienced in October 1987), or major catastrophes that are beyond the limits of the Group's reinsurance arrangements (there have been no major catastrophes beyond these limits in Australia or New Zealand to date).

RES will provide the Group with the flexibility and certainty to access regulatory Tier 1 Capital at any time. Upon issue of RES, the Group will reduce its current benchmark multiple of APRA's minimum capital requirement from 1.60 times to 1.55 times. This will enable the Group to release some existing capital for use in IAG's operations or for return to Ordinary Shareholders at an opportune time.

There will be no material impact on the Group's regulatory capital as a result of issue of RES unless Preference Shares or Ordinary Shares are issued and are included in Tier 1 Capital. However, upon issue of RES, the Group will reduce its current benchmark MCR from 1.60x to 1.55x.

6.3.1 Tier 1 Capital

IAG is authorised under the Insurance Act 1973 (Cwlth) to be a non-operating holding company (NOHC). This is because IAG owns a number of entities that are licensed by APRA.

APRA has the power to impose prudential requirements on entities it oversees. APRA has issued a number of key prudential standards that apply to general insurers. This includes a standard regarding capital adequacy requirements (which, among other things, encompasses requirements regarding the mix and quality of eligible regulatory capital).

In terms of this capital adequacy standard, APRA requires locally incorporated, locally authorised general insurer entities to maintain a capital base (of eligible capital) in excess of their MCR under the standard. Foreign incorporated insurers, authorised to operate in Australia as branches, have slightly different requirements than those applicable to locally incorporated insurers.

APRA divides a general insurer's capital base into Tier 1 Capital and Tier 2 Capital, and requires (among other things) that Tier 1 Capital (net of certain deductions) constitutes at least 50% of its regulatory capital base. To date, APRA has not

issued capital adequacy requirements for authorised NOHCs, other than those NOHCs that contain an ADI. However the Group understands that APRA is continuing to develop its policy in this area.

RES will not qualify as regulatory capital. However, IAG has the ability to exercise its Exchange Right to issue Preference Shares (which are expected to qualify as Tier 1 Capital according to their terms) or, in the circumstances where Redemption may be required, elect to Convert and issue Ordinary Shares, which are Tier 1 Capital.

IAG's entitlement to treat the Preference Shares as Tier 1 Capital may also be affected by the mix of capital instruments which comprise its Tier 1 Capital. This is because under the current APRA guidance notes, preference shares and other innovative capital instruments are included in Tier 1 Capital only to the extent that they do not exceed 25% of all other Tier 1 Capital. Any amount ineligible for inclusion as Tier 1 Capital as a result of this limit will be eligible for inclusion as Upper Tier 2 Capital. The composition of the Group's pro forma capital adequacy position as at 30 June 2004 is detailed in Section 6.4.2.

IAG has received confirmation from APRA that the Preference Shares, if issued today, would qualify as Tier 1 Capital according to their terms. However, if APRA subsequently determines that the Preference Shares are not Tier 1 Capital prior to issue, IAG may decide that a Regulatory Event has occurred. This would enable IAG to Redeem or Convert RES.

Subject to APRA not changing the guidance notes for, or treatment of, qualifying Tier 1 Capital, neither the Issuer nor IAG will decide that a Regulatory Event has occurred solely as a result of the effect that the Preference Shares would have on IAG's mix of capital instruments.

6.4 Pro forma financial information

The pro forma financial information in this Section 6.4 presents the expected effect of the Offer on the Group as at 30 June 2004 assuming:

- firstly, the Offer was completed as at 30 June 2004 and $500 million was raised through the issue of RES and via intra-group arrangements is invested in the Portfolio; and
- secondly, IAG exercised its Exchange Right as at 30 June 2004 and $500 million of RES were redeemed by the Issuer and $500 million of Preference Shares were issued by IAG.

Section 6.4.1 provides the Group's summarised pro forma statement of financial position, Section 6.4.2 provides the Group's pro forma capital adequacy position as at 30 June 2004 and Section 6.4.3 provides a discussion of the expected effect on the Group's statement of financial performance.

The pro forma financial information is unaudited and has been prepared according to Australian GAAP. Therefore, it does not reflect changes that may result from the implementation of A-IFRS on 1 January 2005. The Group has undertaken an assessment of the expected impact of A-IFRS as outlined in Section 6.6.3 and based on this assessment, the key implications of adoption of A-IFRS are not expected to have a material impact to the retained earnings of the Group.

6.4.1 Pro forma statement of financial position

The following table sets out the Group's pro forma statement of financial position based on the Group's audited statement of financial position as at 30 June 2004 – adjusted as if the issue of RES was completed on 30 June 2004 and subsequently Exchange took place for all RES on issue as at that date.

1 *Group*

The Group's summarised statement of financial position is taken from the financial statements for the year ended 30 June 2004, which have been audited.

2 *Pro forma adjustments – Offer*

The pro forma adjustments reflect that when RES are issued they will be classified as an interest-bearing liability in the Issuer's statement of financial position and will be set off against the asset of the Portfolio owned by IAG Portfolio. As a result, there are no balances recognised in the Group's statement of financial position for the issue of RES. The transaction costs relating to the Offer of $12 million are expected to be capitalised in the Issuer's statement of financial position and amortised over five years. However, this capitalised amount is not material to the Group's statement of financial position and as a result no adjustments have been made to the Group's pro forma statement of financial position.

3 *Pro forma adjustments - Exchange*

The pro forma adjustments reflect IAG exercising its Exchange Right in full as at 30 June 2004. This would result in all RES on issue being redeemed and Exchanged into Preference Shares. IAG may exercise this Exchange Right at any time subject to certain conditions – see Section 2.5. The pro forma adjustments assume that the Portfolio has not made any gains or losses on any Portfolio Assets at the time of Exchange and as a result the Net Portfolio Proceeds on Exchange are $500 million and IAG will receive $500 million, which will be held as an investment by the Group.

The transactions for Exchange, assuming the Net Portfolio Proceeds are $500 million, will be:

- the Issuer will redeem all RES on issue for $100 each ($500 million); and
- IAG Portfolio will liquidate the Portfolio and pay the proceeds to IAG upon direction by the Issuer to pay the Preference Share Issue Price of $100 per Preference Share ($500 million).

If Exchange were to occur before the Issuer had fully amortised the transaction costs, then the unamortised amount capitalised on the Issuer's statement of financial position would be written off in the period Exchange occurred. However, this capitalised amount is not material to the Group's statement of financial position and as a result no adjustments have been made to the Group's pro forma statement of financial position.

If the Portfolio has experienced a loss at the time of Exchange, then the same transactions would take place except RES will be redeemed for the Redemption Amount which would be less than $100 and the Preference Share Issue Price would also be for the lower Redemption Amount.

4 *Pro forma effect of Exchange*

The pro forma effect of Exchange represents the Group's pro forma statement of financial position after completion of the Offer and subsequent Exchange of all RES on issue for Preference Shares.

Group's pro forma statement of financial position as at 30 June 2004

		Pro forma adjustments[1]		
$ million	**1 Group**	**2 Offer[2]**	**3 Exchange[3]**	**4 Pro forma[1]**
Investments	10,183	–	500	10,683
Other assets	4,679	–	–	4,679
Goodwill and other Intangibles	1,473	–	–	1,473
Total assets	**16,335**	**–**	**500**	**16,835**
Claims outstanding and Unearned Premium	9,799	–	–	9,799
Interest-bearing liabilities	793	–	–	793
Other liabilities	1,519	–	–	1,519
Total liabilities	**12,111**	**–**	**–**	**12,111**
Net assets	**4,224**	**–**	**500**	**4,724**
Equity attributable to all Ordinary Shareholders	2,999	–	–	2,999
RPS1 and RPS2	539	–	–	539
Preference Shares	–	–	500	500
Outside equity interests	686	–	–	686
Total equity	**4,224**	**–**	**500**	**4,724**

Notes:

1 The pro forma adjustments and the pro forma statement of financial position are unaudited.

2 RES are not recognised in the Group's pro forma statement of financial position as there is a legal right of set-off and it is the Group's intention to realise the Portfolio and settle RES liability simultaneously.

3 For the purpose of the pro forma financial position, the Redemption Amount is $100 per RES (and the Preference Shares are issued for $100 each) which assumes that there has been no loss on the Portfolio.

6.4.2 Pro forma capital adequacy position

The following table sets out the Group's pro forma capital adequacy position based on the Group's audited statement of financial position as at 30 June 2004 – adjusted as if the issue of RES was completed on 30 June 2004 and subsequently Exchange took place for all RES on issue as at that date.

In the event that IAG exercises its Exchange Right and Preference Shares are issued, it is assumed that Preference Shares would be eligible Tier 1 Capital. The proceeds are assumed to be invested in investment assets which have minimal investment charges based on current APRA prudential standards and therefore no material impact on the MCR. On this basis, the issue of Preference Shares would increase the Group's MCR multiple by approximately 0.3 times. This assumes no material change in the Group's capital adequacy position at the time of Exchange.

Before Exchange, RES will not be eligible to be treated as regulatory capital and as a result will not have an effect on the Group's capital adequacy position.

Group's pro forma capital adequacy position as at 30 June 2004

		Pro forma adjustments[1]		
$ million	**1 Group**	**2 Offer**[2]	**3 Exchange**[3]	**4 Pro forma**[1]
Tier 1 Capital	2,250	–	305[4]	2,555
Tier 2 Capital	644	–	195[4]	839
Regulatory capital base	**2,894**	**-**	**500**	**3,394**
Minimum capital requirement (MCR)	1,654	–	–	1,654[3]
MCR multiple[5]	**1.75x**	**-**	**0.30x**[6]	**2.05x**

Notes:

1 The pro forma adjustments and the pro forma capital adequacy position are unaudited.

2 RES are not recognised in the Group capital adequacy position as they are not eligible to be treated as regulatory capital until such time as Preference Shares are issued.

3 Assuming that the $500 million in investment assets have minimal investment charge and no material impact on the Group's MCR.

4 These amounts reflect the composition of the Group's pro forma capital adequacy position as at 30 June 2004 – see Section 6.3.1.

5 The MCR multiple is the Group's regulatory capital base divided by its MCR.

6 Assuming there has been no change in the Group's capital adequacy position at the time of Exchange.

6.4.2.1 Sensitivity to amount raised

The pro forma financial information presented in this Section 6.4 assumes that $500 million is raised through the Offer. The impact on the pro forma financial information of raising an additional $50 million through oversubscriptions is as follows:

- firstly, for the issue of RES the difference would be an immaterial increase in the transaction costs; and
- secondly, for the potential subsequent Exchange for Preference Shares, the pro forma adjustments for the issue of Preference Shares above would increase proportionately with any additional RES issued.

If less than $500 million is raised through the Offer, for example $450 million, the impact on the pro forma financial information will be of an equivalent magnitude, but opposite in direction to the analysis above.

6.4.3 Pro forma statement of financial performance

The issue of RES is expected to have a net positive, though immaterial impact, on the Group's financial performance. The reason it is not expected to have a material impact on the profit before income tax of the Group is because the increase in investment income generated from the Portfolio will be largely offset by the increase in interest expense from Interest Payments and the amortisation of the capitalised transaction costs. The impact of the Group's financial performance if the Preference Shares are issued is similar except payments to Preference Shareholders would be recorded as dividends rather than interest expenses paid to RES Holders. In addition, any unamortised transaction costs would be written-off in the period Exchange occurs.

Transaction costs of $12 million relating to the Offer will be capitalised in the Issuer's statement of financial position and amortised over five years. The amortisation expense to be recognised is expected to be $2.4 million per annum.

The combined effect of the above pro forma adjustments based on the net profit attributable to Ordinary Shareholders for the year ended 30 June 2004, following the issue of RES (or Preference Shares on Exchange), is not expected to have a material impact on EPS or return on equity.

6.5 Credit ratings

S&P has granted Insurer Financial Strength Ratings and Long-Term Counterparty Credit Ratings to key wholly-owned operating insurance entities in the Group and Issue Credit Ratings to the key securities that have been issued by the Group, as detailed in the following table:

Entity / security	Issue Credit Ratings	Insurer Financial Strength Ratings	Long-term Counterparty Credit Ratings
IAG Finance (NZ) RES	'A-'	–	–
IAG RPS1	'A-'	–	–
IAG RPS2	'A-'	–	–
Insurance Australia Limited	–	'AA'	'AA'/Stable Outlook
IAG New Zealand Limited	–	'AA'	'AA'/Stable Outlook
CGU Insurance Limited	–	'AA'	'AA'/Stable Outlook
Swann Insurance (Aust) Pty Limited	–	'AA'	'AA'/Stable Outlook

Issues rated 'BBB-' or higher by S&P are considered to be investment grade. **RES have been assigned an Issue Credit Rating of 'A-' by S&P and are therefore investment grade.** If issued, Preference Shares are expected to have the same credit rating by S&P as RPS1 and RPS2.

The Portfolio has an Australian Bond Fund Rating of 'AAAf' from S&P – see Section 5.3.1.

Rating definitions used by S&P are as follows:

- an Issue Credit Rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program;
- an Insurer Financial Strength Rating is a current opinion of the financial security characteristics of an insurance organisation with respect to its ability to pay under its insurance policies and contracts in accordance with their terms;
- a Long-Term Counterparty Credit Rating is a current opinion of an obligor's overall financial capacity (its creditworthiness) to pay its financial obligations; and
- a Rating Outlook assesses the potential direction of a Long-Term Counterparty Credit Rating over the intermediate term (typically six months to two years). In determining a Rating Outlook, consideration is given to any changes in the economic and/or fundamental business conditions. A Rating Outlook is not necessarily a precursor of a rating change or future CreditWatch action.

According to S&P:

- an Issue Credit Rating of 'A' describes an obligor that has a strong capacity to meet its financial commitment on the obligation;
- an Insurer Financial Strength Rating of 'AA' describes an insurer that has very strong financial security characteristics;
- a Long-Term Counterparty Credit Rating of 'AA' describes an obligor that has a very strong capacity to meet its financial commitments;
- the ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories; and
- a Rating Outlook 'Stable' means that a rating is not likely to change.

Issue Credit Ratings are not 'market' ratings, nor are they a recommendation to buy, hold or sell securities (including the RES).

Insurer Financial Strength Ratings are not a recommendation to purchase or discontinue any policy or contract issued by an insurer or to buy, hold or sell any security issued by an insurer.

Ratings are subject to revision or withdrawal at any time.

As at the date of this Prospectus, the Group has not approached any other rating agency for a rating of RES.

6.6 Impact of International Financial Reporting Standards

This Section 6.6 details the latest assessment of the impact of A-IFRS on the Group based on the current interpretations of the published A-IFRS. The Group is making good progress in proceeding to full compliance with A-IFRS for the half year ending 31 December 2005 and the year ending 30 June 2006.

6.6.1 Overview of the impact of A-IFRS on the Group

For reporting periods beginning on or after 1 January 2005, the Group must comply with A-IFRS as issued by the AASB. The Group's financial statements will be prepared according to A-IFRS for the first time for the half year ending 31 December 2005 and the year ending 30 June 2006.

The financial information included in this Prospectus has been prepared in accordance with Australian GAAP. The differences between Australian GAAP and A-IFRS identified to date as potentially having a material effect on the Group's financial performance and financial position are summarised in Section 6.6.3. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and A-IFRS as there is still work to be completed by the Group.

The potential impacts on the Group's financial performance and financial position of the transition to A-IFRS, including system upgrades and other implementation costs which may be incurred, have not been quantified as at the transition date of 1 July 2004 due to the short timeframe between finalisation of A-IFRS and the date of preparing this Prospectus. The impact on future years will depend on the particular circumstances prevailing in those years.

It is important to understand that while A-IFRS will change the Group's reported financial performance and financial position, this does not represent a change in the performance or strength of the underlying business.

6.6.2 Management of the Group's IFRS transition

The Group has established a project team to manage the transition to A-IFRS, including training of staff and system and implementation of internal control changes necessary to gather all the required financial information. The project team is chaired by the Chief Financial Officer and reports quarterly to the Audit Committee. The project team has prepared a detailed timetable for managing the transition to A-IFRS and is currently on schedule. To date, the project team has analysed most of the A-IFRS and has identified a number of accounting policy changes that will be required. In some cases, choices of accounting policies are available, including elective exemptions under AASB 1: First-time Adoption of Australian Equivalents to IFRS. Some of these choices are still being analysed to determine the most appropriate accounting policy for the Group.

6.6.3 Implications of conversion to A-IFRS

The key implications of the conversion to A-IFRS on the Group are as follows:

Insurance contracts

The large majority, if not all, of the insurance products are expected to meet the new accounting definition of an 'insurance contract'.

Changes to accounting for insurance products are not expected to be significant.

In respect of the Group's core insurance business, the changes to financial reporting on conversion to A-IFRS are not expected to be significant.

One of the key changes is that the standard provides a definition of an 'insurance contract'. General insurance products and reinsurance products that meet the definition will continue with current accounting treatments subject to a revised liability adequacy test. Those general insurance products and reinsurance products that fall outside the definition will be treated as investment contracts or service contracts and be accounted for as financial instruments or revenue contracts respectively.

An analysis of the Group's general insurance products and reinsurance products on offer, or utilised, is substantially complete with the expectation that most, if not all, will meet the definition of an insurance contract.

This would mean that the Group's accounting for Unearned Premium, deferred acquisition costs, outstanding claims, premium revenue, claims expense and reinsurance recoveries would continue without significant change, subject to a revised liability adequacy test.

RPS1 and RPS2

Reclassified as debt.

Distributions treated as interest, not dividends.

The Group's reset preference shares will be reclassified as debt. APRA has stated it will continue the current regulatory capital treatment for existing instruments that are adversely affected by the accounting standard change until further notice. Distributions on those instruments will be treated as interest rather than dividends. If APRA's approach changes, it has indicated it may 'grandfather' the treatment of affected issued securities.

Financial assets

More choices around accounting policies for investment assets.

Initial accounting policy selection will mean no immediate change.

Under current accounting standards, the Group is required to measure at net market value (fair value less disposal costs) all investments integral to general insurance activities with movements in the net market value recorded in the statement of financial performance. Under A-IFRS, the Group will be required to measure at fair value only those assets held to back insurance liabilities and only where a fair value measurement option is available under the relevant accounting standards. Those financial assets that are not held to back insurance liabilities will move to a system of purpose led accounting. The new standards require classification of the investments based on the purpose for which they are held. The different classifications have different accounting treatments, being fair value through the statement of financial performance, fair value through equity, and amortised cost. There is also an option to measure any financial asset at fair value through the statement of financial performance regardless of the purpose for which it is held. The Group has elected to apply the fair value through statement of financial performance option under its current investment strategy for Shareholders' Fund and so all investments held will be measured on the same basis.

The Group reserves the right to deem further asset acquisitions as held for another purpose and thus be valued on one of the other available bases.

All derivative contracts, including the Exchange Right (and other embedded derivatives), regardless of the purpose for which they are used, will be measured at fair value. For vast majority of derivative contracts, the movements in fair value will be recorded in the statement of financial performance. The rest of derivative contracts which will be classified as designated hedge, the movements in fair value will be recorded through equity.

Goodwill

No amortisation moving forward resulting in lower expenses, subject to impairment charges.

The Group will not restate the accounting for business combinations transacted prior to 1 July 2004, as permitted under first time adoption. Goodwill will not be amortised but will be tested for impairment at least annually. Using A-IFRS impairment methodology, the balance of goodwill shown in the IAG 2004 Annual Report of $1,455 million is supportable.

The Group had a goodwill amortisation expense for the year to 30 June 2004 of $91 million. The elimination of the requirement to amortise goodwill under A-IFRS will increase reported profits, subject to any impairment charge that may be required from time to time.

Non-goodwill intangibles

All current non-goodwill intangible assets qualify for recognition.

Existing non-goodwill intangible assets on the Group's statement of financial position at 30 June 2004 meet the recognition and measurement requirements of A-IFRS and so the accounting treatment, including amortisation, will remain unchanged. They will be subject to impairment testing.

In certain circumstances under A-IFRS, development phase expenditure will be capitalised and so recognised as an internally generated intangible asset. Software development is the largest component of development expenditure for the Group. The Group is not currently carrying any capitalised software development costs in the statement of financial position but may have to review this position.

Superannuation surplus

Positive impact to retained earnings at 1 July 2004.

New asset/liability recognised.

Under A-IFRS, the relevant net position of defined benefit superannuation plans will be recognised in the statement of financial position, with movements recognised in the statement of financial performance. While information regarding the financial position of the IAG & NRMA Superannuation Plan (Plan) sponsored by the Group is provided in the notes to financial statements in the IAG 2004 Annual Report, the net position of the Plan is not recognised in the Group's results.

The relevant surplus in the Plan as at 30 June 2004 under A-IFRS will pass through retained earnings as at 1 July 2004. The surplus calculated under A-IFRS will be different to that calculated in accordance with current accounting standards because of different measurement requirements, with the principal difference being the discount rate applied.

Only a small minority of employees of the Group participate in the Plan on a defined benefit basis.

Share-based payments

Overall expense likely to be reduced.

Under A-IFRS, the fair value at grant date of share-based remuneration is required to be recognised as an expense over the period from grant date until the equity instruments vest fully to the employee.

The Group has, during the last two years, simplified its approach to share-based remuneration. The cost to the Group of acquiring shares to fund future obligations for share-based remuneration is expensed in full, generally over the period during which the employees provide related services.

Under A-IFRS, it is likely that the equity remuneration trust used to manage the share-based arrangements will be consolidated by the Group. The impact of this would be that the shares purchased by the equity remuneration trust would likely be accounted for as a reduction in equity. The requirement to determine the fair value of the share-based remuneration and recognise this expense over the period from grant date to vesting date will likely result in a reduction in the overall expense recognised for the Group in relation to share-based payments.

The Group will not retrospectively apply the A-IFRS expense treatment to the Performance Share Rights Plan because the rights were granted prior to 7 November 2002, as permitted with A-IFRS first time adoption.

Property

All property classified as owner-occupied.

Under current accounting treatments, all property, regardless of the purpose for which it is used, must be designated as an investment integral to general insurance activities and so is measured at fair value. This designation will not continue under A-IFRS and property will be classified according to the purpose for which it is held. All of the property within the Group will be classified as owner-occupied property under A-IFRS.

Under A-IFRS, the Group has the option to continue to measure the property at fair value, but with movements being recorded through equity, or to apply a cost approach under which the property would be depreciated over its useful life and also be subject to impairment testing.

Taxation

More deferred tax assets and liabilities may be recognised.

Income tax will be calculated based on the 'balance sheet approach' replacing the 'income statement approach' currently used. This method recognises deferred tax balances when there is a difference between the carrying value of an asset or liability, and its tax base (being the amount attributed to an asset or liability for tax purposes). This may result in more deferred tax assets and liabilities and, as tax effects follow the underlying transaction, some tax effects will be recognised in equity.

Retained earnings

The retained earnings balance as at 30 June 2004 will change.

In transitioning to A-IFRS, the basic principle (with certain exceptions) is that the Group must apply the new standards as if the Group had always applied them. There will therefore be some retrospective adjustments that will affect the retained earnings balance as at 1 July 2004.

Investment risks

Section 7

This Section describes the potential investment risks associated with an investment in the Offer. It is divided into investment risks associated with RES, Preference Shares, the Group and the general insurance industry.

Before applying for RES, you should consider whether the Offer is a suitable investment for you. There are investment risks associated with an investment in RES and Preference Shares, many of which are outside the control of the Issuer or the Group. These investment risks include those in this Section 7 and other matters referred to in this Prospectus.

7.1 Risks associated with RES

Set out below are specific investment risks associated with an investment in RES. You should also consider the other investment risks in this Section 7 as they relate to the Preference Shares into which RES may be Exchanged, Ordinary Shares into which RES may be Converted or an investment in any of those securities.

7.1.1 Investment losses from the Portfolio

The gross proceeds of the Offer will, through a series of intra-group arrangements, be invested by IAG Portfolio in the Portfolio. The Portfolio will hold Portfolio Securities according to the Investment Mandate.

An issuer of any Portfolio Security might default on interest payments or fail to repay principal when due. This may arise as a result of a lack of financial strength of the relevant issuer or due to changes in economic conditions or circumstances more generally. Alternatively, a loss may arise where a Portfolio Security is sold at a lower price than when it was acquired in the Portfolio. Within the Investment Mandate, there are requirements to realise securities at times when they may have lost value. A RES Holder will bear the risk of any loss associated with a default on a Portfolio Security or realised loss on sale of a Portfolio Security at a price below the price for which it was acquired in the Portfolio.

In these circumstances, a RES Holder will bear a loss, as such a default or realised loss would be expected to reduce the Net Portfolio Proceeds per RES to less than $100. Among other things, this means that there will be a reduction in the interest that may be earned on the Portfolio and, as a result, a reduction in the Net Portfolio Income available to pay Interest Payments.

To reduce the risks of default on Portfolio Securities, the Portfolio will be managed according to the Investment Mandate which is consistent with qualifying for an Australian Bond Fund Rating of 'AAAf' from S&P. However, there can be no assurance that management of the Portfolio in this way will eliminate the risk of loss and as a result it is possible that:

- Net Portfolio Income per RES may be less than Interest Payments on an Interest Payment Date; or
- Net Portfolio Proceeds per RES may be less than the Issue Price on Redemption, Conversion or Exchange.

Sections 5.3.3 and 5.3.4 set out further considerations in relation to the Portfolio.

7.1.2 Effect on capital investment

If there is a default or loss on a Portfolio Security, the Redemption Amount RES Holders may receive upon Redemption or Conversion, or the Preference Share Issue Price upon Exchange, will be reduced to the extent of the loss or default. For these reasons, a loss or default on a Portfolio Security can result in a reduction in the capital value of your investment in RES if there is a Redemption, Conversion or Exchange.

7.1.3 Effect on market price of RES

Any loss or decline in the value of the Portfolio may have an impact on the market price of RES. In such circumstances, it is likely that RES would trade on ASX at a price which may be below the Issue Price.

7.1.4 Recourse of RES Holders to IAG

As RES are issued by the Issuer rather than IAG, unless IAG exercises its Exchange Right, the rights of RES Holders rank separately to the rights of holders of securities issued by IAG. IAG does not guarantee or provide other credit support for RES.

7.1.5 Rights and obligations held by different IAG Entities

RES are issued by one entity in the Group and the Portfolio is held by another entity in the Group. As such, there is a risk that claims against entities in the Group or laws affecting the Group may inhibit the Issuer's ability to meet its obligations according to RES.

In addition, IAG Portfolio and IAL have entered into an Interest Rate Floor designed to provide Net Portfolio Income sufficient to pay Interest Payments where the Bank Bill Rate has fallen below a certain 'floor' rate. IAL's ability to perform its contractual commitment is entirely dependent on its continued financial strength.

7.2 Risks associated with Preference Shares

Set out below are specific investment risks associated with holding Preference Shares following Exchange:

7.2.1 Accounting treatment

For reporting periods beginning on or after 1 January 2005, the Group is required to comply with A-IFRS. The Group's financial statements will be prepared according to A-IFRS for the first time for the half year ending 31 December 2005 and the year ending 30 June 2006.

The adoption of A-IFRS will have a number of implications, the key differences between existing Australian GAAP and A-IFRS affecting the Group are included in Section 6.6. An additional key impact in relation to the issue of RES is that IAG's Exchange Right will need to be accounted for at fair value.

IAG believes the Preference Shares will be accounted for as equity, both according to current Australian GAAP and on adoption of A-IFRS, unlike RPS1 and RPS2 which will be accounted for as debt according to A-IFRS.

7.2.2 Ranking of Preference Shares

On any winding-up of IAG, Preference Shareholders will rank behind policy holders and creditors of IAG (and equally with RPS Holders in all respects), but in priority to Ordinary Shareholders to the extent of the Preference Share Issue Price and any Dividends that are declared but are unpaid. In the event of a shortfall of funds on a winding-up, there is a risk that Preference Shareholders will not receive a full return of the Preference Share Issue Price or any Dividend declared and unpaid at that time.

7.3 Risks associated with both RES and Preference Shares

Set out below are specific investment risks associated with both RES and Preference Shares:

7.3.1 Financial performance and position of IAG

IAG can exercise its Exchange Right at any time, or the Issuer may Convert RES in certain circumstances. Therefore, if IAG's financial position declines, or if market participants anticipate that it may decline, an investment in RES could decline in value, even if IAG has not yet exercised its Exchange Right or Converted RES.

The value of your investment in RES will be influenced by the financial performance and position of IAG, regardless of when, if ever, IAG exercises its Exchange Right. IAG's financial performance and position will also affect the value of an investment in Preference Shares if issued.

Accordingly, when you evaluate whether to invest in the Offer you should carefully evaluate the investment risks associated with an investment in the Group and the general insurance industry as set out in Section 7.4.

7.3.2 Financial market conditions

The market price of RES and any Preference Shares will fluctuate due to various factors, including interest rates, general movements in the Australian and international equity markets, investor sentiment, worldwide or regional economic conditions and factors which may affect the general insurance industry.

7.3.3 Market price and liquidity of RES and Preference Shares

The Issuer and IAG are not able to predict the market price or liquidity of RES or Preference Shares if and when they are quoted on ASX. The market on ASX for RES or Preference Shares may be less liquid than the market on ASX for the Ordinary Shares.

It is possible that the RES or Preference Shares could trade on ASX at a price below the Issue Price or Preference Share Issue Price. Their market value also may be affected by the market price of Ordinary Shares. RES Holders or Preference Shareholders who wish to sell their RES or Preference Shares (as the case may be) may be unable to do so at all if insufficient liquidity exists in the market for RES or Preference Shares.

7.3.4 Interest Rate and Dividend Rate

The Interest Rate and the Dividend Rate are calculated by reference to the Bank Bill Rate each quarter, which is influenced by a number of factors and varies over time. These rates will fluctuate (both increasing and decreasing) with movements in the 90 day Bank Bill Rate. The range for the 90 day Bank Bill Rate over the last 20 years is depicted in the chart below:

90 day Bank Bill Rate



20.00%
16.00%
12.00%
8.00%
4.00%
0.00%
Nov 84
Nov 85
Nov 86
Nov 87
Nov 88
Nov 89
Nov 90
Nov 91
Nov 92
Nov 93
Nov 94
Nov 95
Nov 96
Nov 97
Nov 98
Nov 99
Nov 00
Nov 01
Nov 02
Nov 03
Nov 04

To reflect changes in market conditions, on 15 March 2010 and on later Reset Dates, the Issuer can change certain features of RES including the RES Margin. As the Interest Rate fluctuates, there is a risk that the Interest Rate will become less attractive when compared to the rates of return on comparable securities issued by other entities. Although RES Holders may request redemption of their RES on a Reset Date, there are no reset provisions or rights to request redemption of Preference Shares.

7.3.5 Ability to pay Interest Payments and Dividends

RES are debt instruments and Interest Payments will only be paid if the Interest Payment Tests are satisfied. For a summary of the Interest Payment Tests, see Section 2.2.8.

Preference Shares are not debt instruments, and the Dividends payable are not the same as interest payments. Dividends will only be paid if the Dividend Payment Tests are satisfied. For a summary of the Dividend Payment Tests see Section 2.9.7.

The Dividend Payment Tests are more restrictive than the Interest Payment Tests. IAG is required to satisfy certain APRA requirements in order to make Dividend Payments. These requirements do not apply to Interest Payments.

Interest Payments and Dividends are non-cumulative, and therefore any Interest Payment or Dividend which is not declared may not be made up in subsequent periods. Like other general insurance groups, due to the Group's volatility of earnings there can be no guarantee that in certain years IAG will have sufficient profits to satisfy the Interest Payment Tests and Dividend Payment Tests.

See Section 7.4 for risks associated with the Group and the general insurance industry.

7.3.6 Early Redemption or Conversion

The Issuer may initiate Redemption or Conversion of some or all RES in the circumstances detailed in Section 2.6.11. IAG may initiate Redemption or Conversion of some or all Preference Shares in the circumstances as detailed in Section 2.10.3. Redemption or Conversion may occur if these circumstances happen prior to a Reset Date or Step-Up Date and before you wish to dispose of your investment. This may have negative consequences depending on your individual circumstances.

Where the Issuer or IAG initiates Redemption or Conversion, the value of your investment may differ, as a result of factors which include losses on the Portfolio Securities in relation to RES or because the number of Ordinary Shares to be issued on Conversion depends on the VWAP during the 20 Business Days before the date of Conversion. The value of Ordinary Shares according to the VWAP may differ to the market price for Ordinary Shares on the day the Ordinary Shares are issued to you.

The Issuer may Redeem RES for the Redemption Amount and IAG may Redeem Preference Shares for the Preference Share Issue Price. Depending on when you acquired either RES or Preference Shares, the cash amount you receive on Redemption of either RES or Preference Shares could be higher or lower than the original price paid.

7.3.7 Taxation treatment

A summary of the potential taxation consequences for RES Holders and Preference Shareholders is contained in the Taxation Letter in Section 8. This Taxation Letter is in general terms and does not provide specific advice in relation to the circumstances of any particular investor. Accordingly, you should seek independent advice in relation to your own individual taxation circumstances.

If there is a change to the taxation system that materially increases the costs to the Issuer or IAG of having the RES or Preference Shares on issue, the Issuer or IAG (as the case may be) may decide that a Tax Event has occurred. This would allow for early Redemption or Conversion. Therefore, the exact period for which RES Holders and Preference Shareholders will be entitled to the benefit of the rights attaching to RES or Preference Shares is unknown.

7.3.8 Credit ratings

RES have been rated 'A-' by S&P. As a result of changes in the Group's operating performance or capital structure, there is a risk that credit ratings of wholly-owned key operating insurance entities, RES or Preference Shares (if issued) could be downgraded in the future. This could affect the market price and liquidity of RES, Preference Shares and Ordinary Shares.

In particular, if the Portfolio Manager does not comply with S&P's criteria for 'AAAf' rated Australian Bond Funds or maintain the capability requirements prescribed by S&P for a portfolio manager with an Australian Bond Fund Rating of 'AAAf', the Portfolio could be downgraded by S&P.

Although key wholly-owned operating insurance entities in the Group have Insurer Financial Strength Ratings of 'AA' from S&P, RES are not issued or guaranteed by those entities or by IAG itself. Despite this, any downgrading of the credit ratings of one or more of those entities could affect the sentiment of market participants, thereby causing the market price of RES or Preference Shares to fall.

7.3.9 Regulatory classification of Preference Shares

APRA has provided confirmation that the Preference Shares would qualify as regulatory Tier 1 Capital if issued today. However, if APRA subsequently determines that the Preference Shares do or will not be Tier 1 Capital, IAG may decide that a Regulatory Event has occurred. If this happens before any issue of Preference Shares, then it would allow the Issuer to Redeem or Convert RES on issue. If it occurred after the Preference Shares had been issued, then it would allow IAG to Convert the Preference Shares or, subject to APRA's prior approval, Redeem the Preference Shares. If appropriate, IAG may seek the approval of RES Holders at the time to change the Preference Share Terms so that they would qualify as Tier 1 Capital.

7.3.10 Future issues of securities

IAG or one of its controlled entities (including the Issuer) may issue other securities, including other notes or preference shares which rank equally with or behind RES or Preference Shares, without the approval of RES Holders or Preference Shareholders. In addition, the Issuer or IAG may also issue other securities that rank equally with, or behind, RES or Preference Shares for interest, dividends or repayment of capital in a winding-up of IAG. Such issues could impact the ability of IAG or other members of the Group to pay Interest Payments or Dividends or the sufficiency of funds on a winding-up. The issue of such securities could negatively affect the price that RES or Preference Shares could trade on ASX.

7.4 Risks associated with the Group and the general insurance industry

Set out below are investment risks associated with the Group and the general insurance industry. These are relevant to an investment in RES, Preference Shares and Ordinary Shares as the value of your investment will depend on the financial performance and position of the Group, regardless of when or if IAG exercises its right to Convert or Exchange RES.

7.4.1 Investment performance

Investment performance can significantly affect the Group's financial performance and position. The Group's investment portfolio consists of assets, which back:

- Shareholders' Funds; and
- Technical Reserves which represent assets to support outstanding claims and Unearned Premium liabilities.

In accordance with the Group's investment policy, the majority of Shareholders' Funds are invested in Australian and international equity securities. The Group's investment policy for Technical Reserves is to invest in fixed interest and cash (a proportion of the exposure is achieved by swapping the index return on Australian equities held with an indexed bond return). The level and volatility of investment income derived from equity securities are greater than the level of volatility experienced with fixed interest and cash investments. The Technical Reserves assets are subject to fluctuations in interest rates. However, the impact of interest rate movements on the market value of the Group's fixed interest portfolio is largely offset by the corresponding change in the discount rate applied to the Group's outstanding claims reserves. The duration of the Group's Technical Reserves is closely matched to the expected duration of the underlying claims liabilities.

7.4.2 Estimation of claims provisions

The Group maintains provisions for unpaid claims and related expenses, which reflect estimates of future claims, inflation trends and other factors. Although the Group seeks to maintain claims provisions at a minimum level of 90% Probability of Sufficiency, the establishment of appropriate provisions is an inherently uncertain process, especially for Long-tail classes of business. There can be no assurance that the Group's current claims provisions will be sufficient.

7.4.3 Market position

IAG's business is concentrated in Australia and New Zealand, which sourced 86% and 14% of the GWP for the financial year ended 30 June 2004. This means the Group's performance is largely dependent on the insurance sector performance in both Australia and New Zealand.

Personal lines comprised 67% of the Group's GWP for the financial year ended 30 June 2004. Currently, the structure of the personal lines business in both countries is such that the vast bulk of the business is written by five industry participants in each country. The focus of these players on generating a reasonable return on capital, their well known brands and the benefits of scale in operating costs and data management, together with APRA requirements designed to ensure prudential levels of capital, reduce the risk of irrational competition. However, should this occur, the Group's leading market shares would make it an obvious target for aggressive competitive action.

Commercial insurance is heavily influenced by the international insurance cycle. The degree of influence is strongest for large corporate business where international capital flows easily in and out of the local market, generally through large brokers. Reinsurance, which can be a significant element of commercial insurance pricing, is subject to the same cycle. The speed and extent of the cycle decrease with the size of the business being insured. The current stage of the cycle is one of reducing premiums and this will put pressure on margins in business, which accounted for 33% of the Group's GWP for the financial year ended 30 June 2004. The extent of this pressure should be mitigated in part by the Group's focus on small to medium enterprises, including a significant element of rural business.

7.4.4 Reinsurance

The Group enters into a significant number of Reinsurance treaties to limit its risk exposure to any one claim, class of business or occurrence of specific events. There can be no assurance that the Group's current Reinsurance coverage is adequate, that Reinsurance coverage will be available at adequate rates and levels in the future, or that reinsurers will pay valid claims.

7.4.5 Overseas expansion

The Group has announced its intention to explore opportunities to develop its international operations by acquisition in appropriate circumstances. Expansion into international markets creates sovereign, currency and economic risks, and increases the Group's exposure to regulatory and tax risks. In addition, the Group does not have significant experience in the general insurance markets in places where it does not already operate.

7.4.6 Catastrophes

General insurers are subject to the risk of large-scale claims arising out of catastrophes, which may have a significant impact on their earnings and financial condition. Catastrophes may include cyclones, earthquakes, wind, hail, floods, fire, volcanic eruptions and explosions, which are inherently unpredictable with regard to incidence and severity. While the Group has historically managed its exposure to catastrophes through, among other things, the purchase of Reinsurance, there can be no assurance that Reinsurance coverage will continue to be available at acceptable rates and levels or that existing coverage will prove adequate.

7.4.7 Changes in government policy, regulation or legislation

The general insurance industry in Australia is subject to extensive legislation, regulation and supervision by federal and state regulatory organisations, including APRA. Insurance-specific regulation and supervision are primarily directed to the benefit of policyholders and not RES Holders or Preference Shareholders. Future legislation and regulatory change in countries in which the Group operates may affect the general insurance industry and may adversely affect the Group's financial performance and position.

7.4.8 Operations and operational matters

Whilst the Group has operational risk management practices, its profitability will continue to be subject to a variety of operational risks including – strategic and business decisions (including acquisitions); technology risk (including business systems failure); reputation risk (including damage to brands); fraud; compliance with legal and regulatory obligations; counter-party performance under contractual arrangements; business continuity planning; legal risk; data integrity risk; key person risk; and external events.

7.4.9 Economic and industry conditions

The Group's performance depends significantly on economic conditions in Australia and New Zealand, and on global economic conditions that affect the economies of both countries. Changes in economic conditions can affect the financial results of the Group through their effect on market conditions, through investment income and through changes in consumer demand for the Group's products and services. The Group cannot predict the impact that future economic and industry conditions will have on its business. They may be unfavourable, and as a result there can be no assurance that future conditions will not have a material adverse effect on the Group's financial performance and position.

7.4.10 Litigation

The Group is from time to time involved in legal proceedings relating to policies underwritten by entities in the Group or arising from its operations generally. While there are no material legal proceedings that are current or threatened against the Group, there can be no assurance that the outcome of legal proceedings from time to time will not have a material effect on the Group's business, financial performance or position.

The summary of investment risks in this Section is not exhaustive and you should read this Prospectus in its entirety and consult your accountant, stockbroker, lawyer or other professional adviser before deciding whether to invest in the Offer.

Section 8

If you are considering applying for RES, it is important for you to understand the taxation consequences of investing in the Offer. You should read the Taxation Letter in this Section before deciding whether to invest and discuss the taxation consequences with your tax adviser, accountant or other professional adviser.

22 November 2004

The Directors
IAG Finance (New Zealand) Limited
New Zealand Branch
IAG House
151 Queen Street
Auckland
New Zealand

The Directors
Insurance Australia Group Limited
388 George Street
Sydney NSW 2000
Australia

Dear Directors

Taxation Letter – Reset Exchangeable Securities (RES)

We have been instructed by the Issuer and IAG to prepare this Taxation Letter for inclusion in this Prospectus dated 22 November 2004 in relation to the Offer.

8.1 Scope of advice

This Taxation Letter is based on the documents referred to in this Prospectus and provides a summary of the principal Australian income tax and GST consequences arising from the acquisition, holding and sale of:

- RES by a RES Holder;
- Preference Shares by a RES Holder whose RES are Exchanged into Preference Shares; and
- Ordinary Shares by a RES Holder whose RES are Converted into Ordinary Shares.

This Taxation Letter deals with the position of RES Holders who hold RES, Preference Shares or Ordinary Shares on capital account for tax purposes. This Taxation Letter does not deal with the position of RES Holders who hold RES, Preference Shares or Ordinary Shares for resale at a profit, or as trading stock as part of a securities trading business.

The information contained in this Taxation Letter is of a general nature only and does not constitute taxation advice to any particular investor. It does not attempt to address all of the taxation consequences that may be relevant to investors. Potential investors should seek independent taxation advice for their own particular circumstances.

All legislative references in this Taxation Letter are to provisions of the Income Tax Assessment Act 1936 (Cwlth) and to the provisions of the Income Tax Assessment Act 1997 (Cwlth) (each, the Act). The capitalised words and expressions in this letter have the same meaning as in this Prospectus unless indicated otherwise.

This Taxation Letter is based on the Australian income tax and GST laws applicable as at the date of this Taxation Letter.

Level 60 Governor Phillip Tower 1 Farrer Place Sydney NSW 2000 Australia **T +61 2 9296 2000**
DX 113 Sydney ABN 22 041 424 954 syd@mallesons.com www.mallesons.com **F +61 2 9296 3999**

8.2 Reset Exchangable Securities

RES will be both traditional securities as defined in section 26BB of the Act and assets for the purposes of the CGT provisions of the Act.

8.2.1 Interest Payments

Interest Payments will be assessable income in the tax year in which they are received or credited to the account of the RES Holder.

Interest Payments will be non-share dividends which may be franked. To the extent that an Interest Payment is franked, the amount of the franking credit attaching to the Interest Payment will also be included in the assessable income of the RES Holder. A RES Holder will generally be entitled to a tax offset (that is, a tax rebate) equal to the amount of the franking credit.

RES Holders who are individuals or complying superannuation funds (but not RES Holders who are companies) may be entitled to a refund of tax if the amount of the tax offset exceeds the RES Holder's net liability (excluding the amount of the tax offset) to income tax for that tax year.

RES Holders who are companies will be entitled to a credit in their franking account equal to the amount of the franking credit.

In the absence of being required to make related payments, for a RES Holder to qualify for the above franking benefits, the RES Holder must hold the RES 'at risk' for a minimum number of days during a defined period (called a primary qualification period).

The minimum number of days for ordinary shares is 45 days and, for preference shares, 90 days. Although the Act is not clear, we believe that the minimum number of days for RES is 90 days. That is, the RES Holder must hold the RES 'at risk' for 90 days during the primary qualification period beginning on the day after the day on which the RES Holder acquired the RES and ending on the 90th day after the day on which RES go ex-Interest Payment on ASX.

The benefits of franking may not be available if the RES Holder is under an obligation to make related payments in respect of the franked Interest Payment, or enters into arrangements to reduce the risk of loss or opportunity for gain on RES.

The Act also contains a number of anti-avoidance provisions which seek to deny the benefit of franking if the Commissioner of Taxation considers the arrangements to constitute 'streaming' of franking credits. In our view, these provisions will not apply.

8.2.2 Sale or Redemption for cash

If RES are sold or Redeemed for cash, an assessable gain may arise according to section 26BB if the cost of RES is less than the proceeds of sale or the Redemption Amount. If the proceeds of sale or the Redemption Amount is less than the cost of RES, that difference will generally be deductible according to section 70B of the Act. The cost base of RES will generally be the amount paid on issue which is the Issue Price or purchase of RES plus the costs of acquisition which are not otherwise deductible.

The amount of any capital gain arising from the sale of RES or Redemption for cash will be reduced by the amount included in the RES Holder's assessable income under the traditional securities provisions.

8.2.3 Conversion into Ordinary Shares

If RES are Converted, any gain or loss on Conversion will be ignored for the purposes of both the traditional securities and CGT provisions.

8.2.4 Exchange into Preference Shares

If RES are Exchanged then, although the matter is not free from doubt, an assessable gain may arise according to section 26BB of the Act if the market value of the Preference Shares issued on Exchange exceeds the cost of the RES. If the market value of the Preference Shares issued on Exchange is less than the cost of RES, that difference will generally be deductible according to section 70B of the Act. The cost base of RES will generally be the amount paid for the issue or purchase of RES plus the costs of acquisition which are not otherwise deductible.

The amount of any capital gain arising from the disposal of RES on Exchange will be reduced by the amount included in the RES Holder's assessable income under the traditional securities provisions.

8.3 Preference Shares

Preference Shares will not be traditional securities as defined in section 26BB of the Act, but will be assets for the purposes of the CGT provisions of the Act.

For RES Holders who are issued Preference Shares as a result of Exchange, the cost base for each Preference Share for CGT purposes will be the sum of:

- the cost base of RES at the time of Exchange; and
- the amount by which any capital gain arising upon Exchange was reduced by an amount included in assessable income under the traditional securities provisions.

For Preference Shareholders who acquire the Preference Shares on market, the cost base will generally be the amount paid for the purchase of the Preference Shares plus the costs of acquisition which are not otherwise deductible.

8.3.1 Dividends

Dividends will be assessable income in the tax year in which they are received or credited to the account of the Preference Shareholder.

To the extent that a Dividend is franked, the amount of the franking credit attaching to the Dividend will also be included in the assessable income of the Preference Shareholder. A Preference Shareholder will generally be entitled to a tax offset (that is, a tax rebate) equal to the amount of the franking credit.

Preference Shareholders who are individuals or complying superannuation funds (but not Preference Shareholders who are companies) may be entitled to a refund of tax if the amount of the tax offset exceeds the Preference Shareholder's net liability (excluding the amount of the tax offset) to income tax for that tax year.

Preference Shareholders who are companies will be entitled to a credit in their franking account equal to the amount of the franking credit.

In the absence of being required to make related payments, for a Preference Shareholder to qualify for the above franking benefits, the Preference Shareholder must hold the Preference Shares 'at risk' for a minimum number of days during a primary qualification period. The minimum number of days for preference shares is 90 days. That is, the Preference Shareholder must hold the Preference Shares 'at risk' for 90 days during the primary qualification period beginning on the day after the day on which the Preference Shareholder acquired the Preference Shares (including because of Exchange) and ending on the 90th day after the day on which the Preference Shares go ex-Dividend on ASX.

The benefits of franking may not be available if the Preference Shareholder is under an obligation to make related payments in respect of the franked Dividend, or enters into arrangements to reduce the risk of loss or opportunity for gain on Preference Shares.

8.3.2 Sale for cash

If Preference Shares are disposed of for cash, a capital gain may arise if the cost base of the Preference Shares is less than the consideration received in relation to the disposal. If the consideration is less than the cost base, that difference will generally give rise to a capital loss.

For Preference Shareholders who are individuals or trustees of trusts, the capital gain (net of any available capital losses) is reduced by one-half if the Preference Shares have been held for at least 12 months and are not disposed of under an agreement made within 12 months of acquisition. For complying superannuation funds, the capital gain is reduced by one-third if the same conditions are satisfied. The acquisition date for this purpose will be the date of issue of the Preference Shares if they are acquired upon an Exchange.

8.3.3 Redemption for cash

A Preference Share can only be Redeemed from the proceeds of a fresh issue of shares by IAG or out of profits of IAG. If the Redemption Amount is sourced out of a fresh issue of shares by IAG, the tax consequences will generally be the same as a sale. If the Redemption Amount is sourced out of profits, that Redemption Amount will be an assessable dividend.

The source from which a Redemption of Preference Shares will be made will be within the control of IAG.

8.3.4 Conversion into Ordinary Shares

If Preference Shares are Converted, any gain or loss on Conversion will be ignored for CGT purposes.

8.4 Ordinary Shares

Ordinary Shares will not be traditional securities as defined in section 26BB of the Act, but will be assets for the purposes of the CGT provisions of the Act.

For Ordinary Shareholders who acquire Ordinary Shares upon Conversion of RES or Preference Shares, the cost base for the RES or Preference Shares will be spread over the Ordinary Shares acquired upon Conversion.

8.4.1 Dividends

The treatment of dividends from Ordinary Shares will generally be the same as that discussed above for Dividends from Preference Shares, except that the minimum holding period for ordinary shares is 45 days with the primary qualification period beginning on the day after the day on which the Ordinary Shareholder acquired the Ordinary Shares (including because of Conversion) and ending on the 45th day after the day on which Ordinary Shares go ex-Dividend on ASX.

8.4.2 Sale for cash

If Ordinary Shares are sold for cash, a capital gain may arise if the cost base of Ordinary Shares is less than the consideration received in relation to the sale. If the consideration is less than the cost base, that difference will generally give rise to a capital loss.

For Ordinary Shareholders who are individuals or trustees of trusts, the capital gain (net of any available capital losses) is reduced by one-half if the Ordinary Shares have been held for at least 12 months and are not disposed of under an agreement made within 12 months of acquisition. For complying superannuation funds, the capital gain is reduced by one-third if the same conditions are satisfied. The acquisition date for this purpose will be the Realisation Date if Ordinary Shares are acquired upon Conversion of RES, or the Preference Share Exchange Date if Ordinary Shares are acquired upon Conversion of Preference Shares.

8.5 Pay-As-You-Go withholding tax

RES Holders and Preference Shareholders may, if they choose, notify the Issuer or IAG of their TFN, ABN or a relevant exemption number.

In the event that the Issuer or IAG is not so notified, tax will be automatically deducted from Interest Payments or Dividends at the current rate of 48.5% of the gross cash Interest Payment or Dividend.

The requirement to withhold tax will continue until such time as the relevant TFN, ABN or exemption number is given to the Issuer or IAG. RES Holders and Preference Shareholders will be entitled to claim an income tax credit or refund (as applicable) in respect of any tax that is withheld in this manner in their income tax returns.

8.6 GST

RES Holders should not be liable for GST in respect of applying for RES or on Redemption, Conversion or Exchange.

Yours sincerely

Michael Clough
Partner

Summary of important documents

Section 9

This Section summarises the important documents relating to the rights and liabilities of RES. The RES Terms and the Preference Share Terms are not summarised in this Section.

9.1 Rights and liabilities of RES

The rights and liabilities of RES are contained in the Trust Deed which incorporates as schedule 1 the RES Terms and as schedule 2 the Preference Share Terms.

Rights and liabilities attaching to RES may also arise under the Corporations Act, Listing Rules and other laws. These are not covered in this summary, except where expressly indicated.

As RES may Convert into Ordinary Shares, a summary of the rights and obligations attaching to Ordinary Shares is provided in Section 10.9.

9.2 Summary of the Trust Deed

The parties to the Trust Deed are the Issuer, IAG, IAG Portfolio and the Trustee.

9.2.1 Summary

The Trust Deed contains the terms and conditions on which:

- the Issuer issues RES;
- IAG Portfolio provides a guarantee in respect of the Issuer's payment obligations under RES;
- the Trustee agrees to act as trustee for the benefit of RES Holders;
- each of the Issuer and IAG Portfolio provides security for their payment obligations in respect of RES; and
- amounts owing to RES Holders are settled by payment to RES Holders or to the Trustee.

9.2.2 Security arrangements

The Trustee is required to hold the benefit of the security provided under the Trust Deed for the secured creditors of the Issuer (Secured Creditors). The Secured Creditors are the RES Holders, the Trustee and certain service providers in relation to RES and the Portfolio. The Trustee has no obligation to Secured Creditors who are not RES Holders other than to apply money in respect of the Secured Property according to the Trust Deed.

The Issuer grants to the Trustee a fixed charge over its right, title and interest in the PMA and certain intra-group receivables (Charge). IAG Portfolio grants to the Trustee a mortgage over the Portfolio and a floating charge over its rights, property and undertaking (Mortgage). The Charge and the Mortgage are both granted as security for amounts owing in connection with RES under the Trust Deed to the Secured Creditors. Both the Charge and the Mortgage extend only to property which is acquired after the date of the Trust Deed and exclude certain real property acquired after that date.

Although IAG is a party to the Trust Deed, it does not provide any guarantee or other credit support under the arrangements established to issue RES.

9.2.3 Limited recourse of the Trustee

The liability of each of the Issuer and IAG Portfolio is limited to the property which has been charged or mortgaged (as the case may be), so that the Trustee may not seek to recover shortfalls owing to it by the Issuer or IAG Portfolio over and above the value of that property. The amount which is secured by the Charge and the Mortgage is limited in each case to $600 million.

9.2.4 Rights and obligations of the Trustee

The rights and obligations of the Trustee are set out in the Trust Deed.

The Trust Deed also limits the responsibility and liability of the Trustee under the Transaction Documents to the amounts available to it as Trustee, except in circumstances where it has acted negligently or fraudulently, or where there has been a gross or wilful breach of its obligations under the Transaction Documents.

9.2.5 Removal and resignation of the Trustee

The Issuer may remove the Trustee by giving not less than 30 days notice in writing. Where the Trustee has failed to perform any obligations under the Transaction Documents, within 14 days from delivery of notice requiring remedy, the Issuer may immediately remove the Trustee by giving notice in writing.

The Trustee may retire as Trustee by giving the Issuer not less than 30 days notice in writing. The Trustee must immediately retire if an insolvency event has occurred in respect of it in its personal capacity.

However, the Trustee's appointment will not cease until an approved replacement trustee has been appointed by the Issuer.

Where after 60 days notice of removal or retirement, the Issuer has not appointed a replacement trustee, the Trustee may nominate a replacement.

9.2.6 Fees and indemnities

IAG must pay to the Trustee such fees as agreed between them.

The Issuer, IAG and IAG Portfolio each indemnifies the Trustee against liabilities, costs and expenses incurred in exercising its powers as Trustee, other than in relation to certain taxes on the Trustee's remuneration or in

circumstances where the Trustee has acted negligently or fraudulently or where there has been a gross or wilful breach of its obligations under the Transaction Documents.

9.2.7 Events of Default

An Event of Default occurs if:

- the Issuer or IAG Portfolio fails to pay any amount due and payable on RES or other amounts owing under the Transaction Documents within 20 Business Days of the due date of payment;
- any of a number of defined insolvency-related events occurs in respect of the Issuer or IAG Portfolio, *including certain enforcement action being taken in relation to the property which is charged under the Charge and the Mortgage;*
- any Transaction Document ceases to be effective according to its terms; or
- any of the representations and warranties made by the Issuer or IAG Portfolio in a Transaction Document is incorrect or misleading when made or taken to be made.

9.2.8 Consequences of an Event of Default

If an Event of Default occurs, then the Charge and the Mortgage become enforceable. The Trustee may then take any enforcement action available to it as a mortgagee or chargee, including appointing a receiver, provided that any action it takes is consistent with the RES Terms. No payments may be accelerated where it would result in amounts falling due earlier than provided for under RES (for example, no enforcement action may be taken where Conversion would otherwise take place on the occurrence of a Trigger Event).

The RES Holders are not entitled to enforce the Charge or Mortgage or take separate action against the Issuer.

9.2.9 Application of moneys

The parties to the Trust Deed agree that any amounts received in respect of property which is the subject of the Charge or the Mortgage (including where recovered on enforcement) must be applied as follows:

- any amounts received in respect of income from the Portfolio must be applied in the following order of priority:
  - to pay amounts owing to the Trustee and certain service providers;
  - to pay any remuneration owing to a receiver appointed to the Issuer by the Trustee;
  - to pay amounts owing in respect of Interest Payments to RES Holders or the Trustee;
  - other than on the date of any Conversion, Redemption or Exchange, to the extent that the Portfolio Principal Balance is less than the aggregate Issue Price of RES on issue, Portfolio Deficit to IAG Portfolio for investment in the Portfolio until there is no longer a Portfolio Deficit;
  - on the date of any Conversion, Redemption or Exchange, to pay Redemption Amounts to RES Holders (or in the case of a Conversion or Exchange, to IAG in respect of the issue price of the relevant Ordinary Shares or Preference Shares);
  - any remaining amount is to be paid to the Issuer or IAG Portfolio or any other Secured Creditor with rights over that property;
- any amounts received in respect of proceeds from the Portfolio must be applied in the following order of priority:
  - to pay unpaid amounts owing to the Trustee and certain service providers;
  - to pay any unpaid remuneration owing to a receiver appointed to the Issuer by the Trustee;
  - to pay Redemption Amounts to RES Holders (or in the case of a Conversion or Exchange to IAG, in respect of the issue price of the relevant Ordinary Shares or Preference Shares);
  - to pay amounts owing in respect of Interest Payments to RES Holders or the Trustee;
  - any remaining amount is to be paid to the Issuer or IAG Portfolio or any other Secured Creditor with rights over that property.

Receipt by the Trustee of the proceeds of realisation of the Portfolio satisfies any rights the RES Holder or the Trustee has against the Issuer or IAG Portfolio in respect of payment obligations owed to RES Holders.

9.2.10 Statutory obligations of the Issuer, IAG Portfolio and the Trustee

Clauses 11 and 21 of the Trust Deed set out the statutory obligations of the Issuer, IAG Portfolio and the Trustee under Chapter 2L of the Corporations Act in relation to offers of debentures.

9.2.11 Power to amend Trust Deed

The Issuer and the Trustee may jointly amend the Trust Deed at any time, by written agreement:

- *if the Issuer and the Trustee believe the amendment is formal or technical, or made to cure ambiguity or errors;*
- if expedient to enable RES to be listed or retain listing on a stock exchange;
- where not considered by the Trustee to be material prejudicial to RES Holders interests as a whole;
- where necessary to comply with the provision of any statute or requirement of a statutory authority;

- to evidence the succession of the Issuer;
- if such amendment is authorised by a special resolution; and
- in any case, where such amendment is considered by the Trustee not to be materially prejudicial to the interests of RES Holders as a whole.

9.3 Summary of the PMA

9.3.1 Summary

The parties to the PMA are the Issuer, IAG, IAG Portfolio, the Portfolio Manager, the Trustee and the Custodian.

The PMA contains the terms and conditions on which:

- the Issuer, IAG Portfolio and the Trustee appoint IAG AM as Portfolio Manager to manage and invest the Portfolio;
- the Issuer, IAG Portfolio and the Trustee appoint the Custodian to make payments from Net Portfolio Income on an Interest Payment Date and to transfer some or all of the Portfolio to the Trustee on a Realisation Date;
- payments in respect of RES are to be settled; and
- IAG will pay amounts to the Portfolio in certain circumstances.

9.3.2 Obligations and powers of the Portfolio Manager

IAG AM's responsibilities as Portfolio Manager include (but are not limited to):

- investing the gross proceeds of the issue of RES into the Portfolio and managing the Portfolio according to the Investment Mandate;
- in each Interest Period, using reasonable efforts to realise Net Portfolio Income at least equal to the aggregate Interest Payment due to be paid at the end of that Interest Period;
- doing all things reasonably within its power to maintain a rating on the Portfolio of 'AAAf' by S&P and to maintain the capability requirements prescribed by S&P for a portfolio manager of a 'AAAf' portfolio; and
- acting on the instructions of the Trustee, if it has been notified of Enforcement of Security, or otherwise, the Trustee and IAG Portfolio.

Subject to certain limitations, the Portfolio Manager has power to do all things necessary for it to carry out its role as Portfolio Manager.

9.3.3 Obligations and powers of the Custodian

The Custodian's responsibilities as the Custodian include (but are not limited to):

- holding the Portfolio for the Issuer, IAG Portfolio and the Trustee;
- maintaining a bank account into and out of which payments in respect of RES and the Portfolio are made;
- on each Interest Payment Date (except for an Interest Payment Date which is also a Realisation Date), paying Net Portfolio Income to RES Holders;
- on each Realisation Date, transferring the Portfolio or a proportion of the Portfolio (calculated on the basis of the market value of the Portfolio Assets) if not all RES are being Redeemed, Converted or Exchanged on the relevant Realisation Date, to the Trustee; and
- acting on the instructions of the Trustee or (unless the Custodian has been notified of Enforcement of Security) the Portfolio Manager.

9.3.4 Fees and indemnities of the Portfolio Manager and the Custodian

The Portfolio Manager and the Custodian may each be paid a fee as agreed between either of them and the parties to the PMA. This fee is not payable out of the Portfolio.

Neither the Portfolio Manager nor the Custodian has a right of indemnity or reimbursement for any costs, expenses or liabilities from the Portfolio or any lien over the Portfolio for any amounts owing to either of them or otherwise.

Neither the Portfolio Manager nor the Custodian has any liability to any party in connection with the performance of its obligations under the PMA, other than in the case of fraud, wilful misconduct or negligence. The liability of the Portfolio Manager and the Custodian is limited to the maximum extent permitted under law.

9.3.5 Retirement, removal and replacement of the Portfolio Manager and the Custodian

The Trustee may, or, if no Event of Default is subsisting, the Issuer, IAG Portfolio and the Trustee acting jointly may, remove the Portfolio Manager or Custodian upon 20 Business Days' notice (or five Business Days notice if the Portfolio Manager or Custodian is in default under the agreement).

The Portfolio Manager or Custodian may retire by giving 20 Business Days' notice in writing to the Issuer, IAG Portfolio and the Trustee.

If the Portfolio Manager or Custodian is removed or retires, then that removal or retirement is not effective until a replacement Portfolio Manager or Custodian (as the case may be) has been appointed.

A replacement Portfolio Manager or Custodian may be appointed by the Trustee or, if no Event of Default is subsisting, by the Issuer, IAG Portfolio and the Trustee acting jointly.

9.3.6 Investment Mandate

The Portfolio Manager must invest and manage the Portfolio according to the Investment Mandate. The Investment Mandate states that the Portfolio may only consist of Eligible Assets and must, as a whole, comply with the Portfolio Parameters.

9.3.6.1 Eligible Assets

Eligible Assets are:

- Eligible Securities, which are:
  - debt obligations;
  - denominated in Australian dollars;
  - issued by a party rated by S&P 'A-1' or better or are themselves rated by S&P 'A-1' or better;
  - not guaranteed or issued by any IAG Entity;
  - of a maximum term to maturity from the date of inclusion in the Portfolio of 120 days;
  - not convertible into an instrument or asset which does not meet the above criteria; and
  - in either bearer or registered form, whether or not lodged in the Austraclear System; or
- cash, including the credit balance of the bank account maintained by the Custodian for RES and the Portfolio and overnight or 24 hour call deposits with ADIs with a short term credit rating of at least 'A-1' by S&P (Cash); and
- the Interest Rate Floor.

9.3.6.2 Portfolio Parameters

Except as permitted in Section 9.3.6.3, the Portfolio must at any time meet the following criteria:

- the aggregate purchase price of all Eligible Assets which are rated 'A-1' by S&P must not exceed 25% of the Portfolio Principal Balance;
- the aggregate purchase price of all Eligible Assets of an obligor that is a single state government issued or guaranteed entity must not exceed 50% of the Portfolio Principal Balance;
- the aggregate purchase price of all Eligible Assets of an obligor that is not a single state government issued or guaranteed entity which has a short term credit rating of 'A-1+' by S&P must not exceed 33% of the Portfolio Principal Balance;
- the aggregate purchase price of all Eligible Assets of an obligor that is not a single state government issued or guaranteed entity which has a short term credit rating of 'A-1' by S&P must not exceed 10% of the Portfolio Principal Balance; and
- the aggregate purchase price of all Eligible Assets at any time which meet the following criteria must in aggregate be no less than 50% of the Portfolio Principal Balance;
  - Cash;
  - securities issued or guaranteed by the Commonwealth of Australia;
  - securities issued by a central borrowing authority of a state or territory of the Commonwealth of Australia; or
  - securities issued, drawn, accepted or endorsed by ADIs rated 'A-1+' and 'A-1' by S&P (with the exception of ADIs rated 'A-1' by S&P and on credit watch with negative implications).

9.3.6.3 Ceasing to be an Eligible Asset

If a Portfolio Asset ceases to be an Eligible Asset, the Portfolio Manager must sell or dispose of that Portfolio Asset within 30 days of it ceasing to be an Eligible Asset and reinvest the proceeds from that sale or disposal in one or more other Eligible Assets.

If the Portfolio Manager does not sell or dispose of a Portfolio Asset as required, that Portfolio Asset is deemed to:

- have been sold for nil consideration; and
- no longer be a Portfolio Asset for the purpose of calculating the Portfolio Principal Balance,

and the Portfolio Principal Balance will be reduced accordingly.

9.3.6.4 Credit ratings

For the purposes of the Investment Mandate, if at any time, any security or obligor is put on credit watch negative by S&P and the relevant security has a remaining term to maturity of more than 30 days from that time, then that security or obligor will be deemed to have the next lowest rating according to S&P's relevant rating scale.

9.3.7 Payments from, and transfers of, the Portfolio

On an Interest Payment Date (other than an Interest Payment Date which is a Realisation Date with respect to RES which are being Redeemed, Converted or Exchanged on that date), the Custodian must apply the Net Portfolio Income for that date according to the following order of payment:

- first, in payment of any costs of the Trustee, the Registrar or the Custodian outstanding on that date;

- second, in payment of any Interest Payments due (either to the Registrar, or if an Event of Default has occurred to, or as directed by, the Trustee on behalf of RES Holders);
- third, to the extent of any Portfolio Deficit, to IAG Portfolio for investment in the Portfolio until there is no longer a Portfolio Deficit; and
- fourth, any remaining amount to IAG Portfolio, or as IAG Portfolio directs it to be paid.

On a Realisation Date, if all RES are being Redeemed, Converted or Exchanged on that date, the Custodian must transfer the Portfolio to the Trustee. If not all RES are being Redeemed, Converted or Exchanged on that date, the Custodian must transfer the proportion of the Portfolio (calculated on the basis of the market value of the Portfolio Assets) which corresponds to the proportion of RES which are being Redeemed, Converted or Exchanged.

The Portfolio Manager (or if an Event of Default has occurred, the Trustee or a receiver appointed by it) will then realise the Portfolio Assets and the proceeds will be paid to the credit of an account with an ADI in the name of the Trustee and the Trustee must then apply the proceeds according to the Trust Deed.

9.3.8 Settlement of obligations on RES

On an Interest Payment Date (other than an Interest Payment Date which is a Realisation Date), if the Custodian applies the Net Portfolio Income according to the PMA, the parties to the agreement agree that the application satisfies:

- any right the Issuer has against an IAG Entity to receive an amount equal to the aggregate Interest Payments due on that date (as may have been agreed between them);
- any right the Trustee or a RES Holder has against the Issuer or IAG Portfolio in respect of the Interest Payment due on that date; and
- any right the Issuer or IAG Portfolio has against the Custodian in respect of the Net Portfolio Income.

On a Realisation Date, if the Trustee receives the proceeds of realisation of the Portfolio into the Realisation Account, the parties to the PMA agree that, to the extent of the receipt, this satisfies:

- any right the Issuer has against any IAG Entity to receive an amount equal to the aggregate Interest Payments or the Net Portfolio Proceeds due on that date; and
- any right the RES Holders or the Trustee has against the Issuer or IAG Portfolio in respect of the Interest Payment or the Redemption Amount due on RES being Redeemed, Converted or Exchanged on that date.

9.3.9 Payment into the Portfolio by IAG

IAG agrees that:

- if, because the Portfolio Manager breaches its obligations under the PMA, there is insufficient Net Portfolio Income to pay Interest Payments or insufficient Net Portfolio Proceeds to pay Redemption Amounts, then it will pay an amount into the Portfolio sufficient to ensure that RES Holders receive the full amount of the Interest Payment or Redemption Amount due on the relevant day; and
- if an Interest Payment is unable to be 100% franked and there is insufficient Net Portfolio Income to pay a grossed-up Interest Payment, without IAG paying an amount into the Portfolio, then it will pay an amount into the Portfolio to enable there to be sufficient Net Portfolio Income to pay the grossed-up Interest Payment.

9.4 Interest Rate Floor

According to the Interest Rate Floor, on each Interest Payment Date, if IAG Portfolio has insufficient Net Portfolio Income to pay in full the Interest Payment then due on RES (Shortfall), IAL will be required to pay IAG Portfolio the lesser of the Shortfall and:

- for the first Interest Payment Date only, an amount calculated by applying to the daily weighted average of the Portfolio Principal Balance the rate by which the Bank Bill Rate is less than the rate specified to apply to RES for the first Interest Period; and
- for each succeeding Interest Payment Date, an amount calculated by applying to the daily weighted average of the Portfolio Principal Balance the rate by which the Bank Bill Rate is less than the floor rate.

The floor rate is calculated by reference to the RES Margin and the Tax Rate and so it will change while RES are on issue with any changes in the RES Margin or the Tax Rate. Based on the RES Initial Margin range and the Tax Rate, this occurs when the Bank Bill Rate falls below a point which is between 2.33% – 3.03% per annum. This point will be determined at the close of the Bookbuild and will change if the RES Margin and Tax Rate change.

9.5 Summary of the Offer Management Agreement

The Issuer, IAG and the Lead Manager & Bookrunner entered into the Offer Management Agreement on 22 November 2004. According to the Offer Management Agreement, the Issuer and IAG have appointed the Lead Manager & Bookrunner as the exclusive lead manager and bookrunner for the Offer.

According to the Offer Management Agreement, the Lead Manager & Bookrunner agrees to conduct the Bookbuild in consultation with the Issuer and IAG for the purpose, among other things, of setting the RES Initial Margin and determining the allocations to institutional investors, Senior Co-Managers, Co-Managers and Participating Brokers.

The Offer Management Agreement contains various representations and warranties, and imposes various obligations on each of the Issuer and IAG, including representations, warranties and undertakings to ensure that this Prospectus complies with the Corporations Act and other applicable laws, and to conduct the Offer according to the agreed timetable, the Trust Deed, the Listing Rules, this Prospectus and other applicable laws and requirements of ASIC or ASX.

The Offer Management Agreement provides that neither the Issuer nor IAG may, without the Lead Manager & Bookrunner's consent, issue, agree to issue or announce any issues of RES or securities convertible or exchangeable into RES or grant any person a right to subscribe for or be issued any such notes or securities, for a period of 90 days after the Issue Date.

The Lead Manager & Bookrunner may terminate its obligations according to the Offer Management Agreement on the occurrence of a number of customary termination events, including market changes and material adverse changes affecting certain entities within the Group, ASIC stop orders, ASX refusal to admit the Issuer to the ASX official list, credit rating downgrade of IAL or the RES, a supplementary prospectus is required but fails to be lodged, any person withdraws their consent to be named in this Prospectus, the Issuer withdraws the Prospectus or Offer, trading of ordinary shares is halted or quotation of ordinary shares is suspended for a certain period of time. If this occurs, the Lead Manager & Bookrunner will no longer be the Lead Manager & Bookrunner and it will not be obliged to conduct the Bookbuild or provide settlement support for the Bookbuild. In addition, the obligations of the Institutional Investors, Senior Co-Managers, Co-Managers and Participating Brokers may, by the terms of the invitation to participate in the Bookbuild, terminate their obligations according to the Bookbuild.

The Issuer and IAG have agreed to indemnify the Lead Manager & Bookrunner and parties affiliated with it against claims, demands, damages, losses, costs, charges, expenses and liabilities in connection with the Offer, and certain other things related to that Offer other than where these are finally judicially determined to result from any fraud, recklessness, wilful misconduct, gross negligence or material breach of the Offer Management Agreement by the indemnified party.

9.5.1 Settlement support

On completion of the Bookbuild, the Lead Manager & Bookrunner has agreed to provide settlement support for part of the Offer. As part of that settlement support, the Lead Manager & Bookrunner has agreed to pay, or procure payment of, the aggregate amount of the Issue Price of RES allocated to institutional investors, Senior Co-Managers, Co-Managers and Participating Brokers through the Bookbuild.

9.5.2 Fees

According to the Offer Management Agreement, the Lead Manager & Bookrunner will receive a combined management, discretionary performance and institutional selling fee of up to 1.50% of the gross proceeds raised through the Offer. Senior Co-Managers, Co-Managers and Participating Brokers will receive a retail selling fee of up to 1.00% of the RES allocated to Senior Co-Managers, Co-Managers and Participating Brokers through the Bookbuild.

9.6 Stamping fee

A stamping fee of 1.00% will be payable by the Issuer to any broker who stamps the blue Application Form for the General Offer on behalf of their clients who successfully apply for RES under the General Offer.

Section 10

You should be aware of a number of other matters that may not have been addressed in detail elsewhere in this Prospectus.

These include the availability of certain relevant documents, the consents of advisers whose statements have been included in this Prospectus and their interest in the Offer, the disclosure of Directors' and IAG Directors' interests and the concessions that regulators have granted to the Issuer and IAG in respect of the Offer.

10.1 Information, disclosure and availability

10.1.1 Availability of IAG information

IAG is a disclosing entity under the Corporations Act and is therefore subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules.

In particular, IAG has an obligation under the Listing Rules (subject to certain exceptions) to notify ASX immediately of any information of which it is, or becomes, aware concerning IAG which a reasonable person would expect to have a material effect on the price or value of RPS1, RPS2 or Ordinary Shares. That information is available on the public file at ASX.

IAG is also required to prepare and lodge with ASIC both yearly and half yearly financial statements accompanied by an IAG Director's statement and report, with an audit or review report.

Copies of these documents lodged with ASIC may be obtained from or inspected at an ASIC office and on the IAG website at www.iag.com.au.

10.1.2 Accessing information about RES or Preference Shares

The Issuer is required to provide RES Holders with a Holding Statement when RES are issued and a periodic statement for each reporting period.

The Issuer has undertaken to provide a copy of the following documents free of charge to any person who requests a copy during the Offer Period:

- the financial statements of IAG for the year ended 30 June 2004 (being the most recent annual financial report lodged with ASIC before the lodgement of this Prospectus);
- any other document or financial statement lodged by IAG with ASIC or ASX under the continuous disclosure reporting requirements in the period after the lodgement of the financial statements of IAG for the year ended 30 June 2004 and before lodgement of this Prospectus with ASIC;
- IAG's constitution and the Issuer's constitution; and
- the Trust Deed.

These documents may be obtained by request from the Registry at the address on the inside back cover of this Prospectus. However, the above documents do not form part of this Prospectus.

10.2 Consents

Each director of the Issuer has given, and not withdrawn, their consent to the lodgement of this Prospectus with ASIC.

Each of the parties (referred to as Consenting Parties), who are named below:

(a) has not made any statement in this Prospectus or any statement on which a statement made in this Prospectus is based, other than as specified in paragraphs (d) to (f) below;

(b) to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any statements or omissions from this Prospectus, other than the reference to its name and statements or reports included in this Prospectus with the consent of that Consenting Party;

(c) has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named;

(d) IAG has given and has not before lodgement of this Prospectus with ASIC, withdrawn its written consent to the inclusion of statements or information by or on IAG or the Group in the form or context in which they appear;

(e) in the case of Mallesons Stephen Jaques, have given and have not, before the lodgement of this Prospectus with ASIC, withdrawn their written consent to the inclusion of the Taxation Letter in the form and context in which it appears in Section 8; and

(f) in the case of S&P, has given, and has not, before lodgement of this Prospectus with ASIC, withdrawn its consent to inclusion of the statements in this Prospectus as they relate to various of its ratings and to being named in this Prospectus in the form and context to which it is so named:

Role	Consenting Parties
Lead Manager & Bookrunner	UBS AG, Australia Branch
Senior Co-Managers	Citigroup Global Markets Australia Pty Limited Goldman Sachs JBWere Pty Limited Macquarie Equities Limited Ord Minnett Limited UBS Private Clients Australia Limited
Co-Managers	Bell Potter Securities Limited Commonwealth Securities Limited Deutsche Securities Australia Limited Grange Securities Limited Tricom Equities Limited
Legal and tax advisers	Mallesons Stephen Jaques
Auditor	KPMG
Registry	Computershare Investor Services Pty Limited
Trustee	Permanent Trustee Company Limited
Custodian	National Australia Bank Limited
S&P	Standard & Poor's (Australia) Pty Limited
Portfolio Manager	IAG Asset Management Limited

10.3 Interests of advisers

UBS AG, Australia Branch has acted as Lead Manager & Bookrunner, in respect of which it will receive the fees set out in Section 9.5.2.

Citigroup Global Markets Australia Pty Limited; Goldman Sachs JBWere Pty Limited; Macquarie Equities Limited; Ord Minnett Limited and UBS Private Clients Australia Limited, are acting as Senior Co-Managers.

Bell Potter Securities Limited; Commonwealth Securities Limited; Deutsche Securities Australia Limited; Grange Securities Limited and Tricom Equities Limited, are acting as Co-Managers.

The Lead Manager & Bookrunner will be responsible for fees payable to each Senior Co-Manager and Co-Manager as set out in Section 9.5.2.

Mallesons Stephen Jaques have acted as legal and tax advisers to the Issuer in relation to the Offer and have performed work in relation to preparing the due diligence and verification programme, performing due diligence required on legal matters and tax advice and preparing the Taxation Letter included in Section 8. In respect of this work, the Issuer estimates that it will pay approximately $2,000,000 (excluding disbursements and GST) to Mallesons Stephen Jaques. Further amounts may be paid to Mallesons Stephen Jaques according to their normal time-based charges.

KPMG have acted as the auditor for IAG and will be the auditor of the Issuer, and KPMG Transaction Services performed professional services to assist management in its due diligence inquiries on financial matters. The Issuer estimates that it will pay approximately $300,000 (excluding disbursements and GST) to KPMG and KPMG Transaction Services. Further amounts may be paid to KPMG and KPMG Transaction Services according to their normal time-based charges.

10.4 Interests of directors

No shares or other securities in the Issuer are held by the Directors or any directors of IAG.

The table below sets out interests in Ordinary Shares held by the Directors as at the date of this Prospectus. None of the persons listed below hold any RPS1 and/or RPS2.

Name	Ordinary Shares
Mr JA Strong[1,2]	141,205
Ms Y Allen[2]	-
Mr JF Astbury[2]	28,335
Mr GA Cousins[2]	168,252
Mr ND Hamilton[2]	65,277
Mr RA Ross[1,2]	142,610
Mr MJ Hawker[1,2]	188,919
Mr G Venardos[1]	12,565
Mr M Woods[1]	14,184

Notes:
1 Director.
2 IAG Director.

Mr RA Ross is an executive director of Macquarie Bank Limited, whose related corporation is a Co-Manager to the Offer.

Except as set out above, no Director or IAG Director or proposed Director, or proposed IAG Director, nor any firm in which any Director or IAG Director or proposed Director or proposed IAG Director is a partner, has, or has had in the two years before lodgement of this Prospectus with ASIC, any interest in:

- the formation or promotion of the Issuer;
- the Offer; or
- any property acquired or proposed to be acquired by the Issuer in connection with its formation or promotion, or with the Offer.

Except as set out above, no amount (whether in cash or shares or otherwise) has been paid or agreed to be paid, nor has any benefit been given or agreed to be given, to any Director, IAG Director or proposed Director or proposed IAG Director nor any firm in which any Director, IAG Director or proposed Director or proposed IAG Director is a partner, either to induce them to become, or to qualify them as, a Director or IAG Director or otherwise for services provided by them in connection with the formation or promotion of the Issuer or with the Offer.

10.5 ASIC relief

The Issuer has applied to ASIC for relief under section 741(1) of the Corporations Act from the operation of section 707(3) and (4) of the Corporations Act, to allow Ordinary Shares issued on Conversion of Preference Shares to be on-sold in the secondary market without additional disclosure.

The Issuer has also applied to ASIC to include a Financial Services Guide in this Prospectus.

10.6 ASX relief

An application for 'in principle' relief has been made to ASX for the following confirmations or waivers:

- Listing Rule 1.1, Condition 1: a confirmation that the structure and operations of the Issuer are appropriate for a listed entity;
- Listing Rule 1.3: a confirmation that the Issuer is not an 'investment entity';
- Listing Rule 1.3.5: a confirmation that the Issuer does not need to provide the accounts and audit reports for the last three financial years or a review of the pro forma statement of financial position;
- Listing Rule 4.8: a waiver from the requirement that the Issuer give ASX, the latest financial accounts together with any auditor's reports or statements;
- Listing Rule 6.1: a confirmation that RES and Preference Shares are, in ASX's opinion, appropriate and equitable;
- Listing Rule 6.10: a confirmation that the reset provisions in the RES Terms do not contravene the requirement that an entity must not change a security holder's right to vote or receive distributions;
- Listing Rule 6.12: a confirmation that it is appropriate and equitable that RES Holders and Preference Shareholders may be divested of securities upon Redemption, Conversion or Exchange;
- Listing Rule 7.1: relief so that IAG in calculating the number of RES that can be issued, can notionally convert the RES into Ordinary Shares at the last market price of Ordinary Shares prior to announcement of the Offer and that Exchange and Conversion will have no further impact under that Listing Rule;
- Listing Rule 10.11: a confirmation regarding the restriction on directors of, and funds under management by, the Issuer and IAG participating in the Offer as it may apply to Conversion or Exchange; and
- Listing Rules 11.2: a waiver to permit the Issuer to make a significant change to the nature and scale of its activities without seeking ordinary shareholder approval.

10.7 Foreign selling restrictions

The distribution of this Prospectus (including an electronic copy) in jurisdictions outside Australia may be restricted by law. If you come into possession of this Prospectus in jurisdictions outside Australia, then you should seek advice on, and observe, any such restrictions. If you fail to comply with such restrictions, that failure may constitute a violation of applicable securities laws.

This Prospectus does not constitute an offer in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer. No action has been taken to register or qualify RES or the Offer or to otherwise permit a public offering of RES in any jurisdiction outside Australia.

10.7.1 United States

This Prospectus does not constitute an offer of any RES in the United States or to any US Person.

RES have not been, and will not be, registered under the US Securities Act. Therefore, RES may not be offered or sold, directly or indirectly, in the United States or to, or for the account or benefit of, US Persons except according to an available exemption from the registration requirements of the US Securities Act. Each person submitting an Application Form or otherwise purchasing RES through the Offer will be deemed to have:

(a) acknowledged that RES have not been, and will not be, registered under the US Securities Act, and may not be offered, sold or resold in the United States or for the account or benefit of, a US Person except in accordance with an available exemption from registration; and

(b) represented, warranted and agreed as follows:
 (i) it is not in the United States or a US Person and is not acting for the account or benefit of a US Person;

(ii) it is not engaged in the business of distributing RES, or, if it is, it will not offer, sell or resell in the United States or to any US Person any RES it acquires:
   (A) under or according to the Offer; or
   (B) other than under or according to the Offer until the end of 40 days after the date on which RES are Allocated under the Offer (other than by way of ordinary brokerage transactions on ASX where neither the seller nor any person acting on its behalf knows, or has reason to know, that the sale has been prearranged with, or that the purchaser is, a person in the United States); and

(iii) if it is entitled to receive any fees or commission in connection with any purchase of RES to which the Application or bid relates, it will not directly or indirectly pay or re-allow any portion of such fee or commission to any other person.

Any person who is in the United States, is a US Person or does not make the representation and warranty set out above is not entitled to acquire any RES.

Until 40 days after the commencement of the Offer, an offer or sale of RES in the United States or to any US Person by any dealer (whether or not participating in the Offer) may violate the registration requirements of the US Securities Act if such offer or sale is made otherwise than in accordance with an exemption from registration under the US Securities Act. Terms used in this Section 10.7 have the meanings given to them by Regulation S under the US Securities Act.

10.7.2 New Zealand

This Prospectus has not been and will not be registered in New Zealand. RES may not be offered or sold directly or indirectly in New Zealand.

10.8 Restrictions on ownership for IAG

Ownership of voting shares in IAG is restricted by the Financial Sector (Shareholdings) Act 1998 (Cwlth), as IAG owns various insurance companies that are regulated by that Act. That Act limits the ownership by persons (together with their associates) of companies that are subject to the Act to 15% of the total voting shares in the relevant company. An Ordinary Shareholder may apply to the Australian Treasurer to extend its ownership beyond 15%, but approval depends on the Australian Treasurer being satisfied that a holding by that person of more than 15% is in the national interest.

10.9 Summary of rights and liabilities attaching to Ordinary Shares

Any Ordinary Shares resulting or issued on Conversion of RES or Preference Shares will rank equally with existing Ordinary Shares on issue. The rights attaching to Ordinary Shares are set out in IAG's constitution and are also regulated by the Corporations Act, the Listing Rules and general law. See Section 10.1 for information on how to obtain a copy of IAG's constitution.

The remainder of this Section 10.9 summarises the key rights and liabilities attaching to Ordinary Shares:

10.9.1 Dividend entitlement

Payment of dividends on Ordinary Shares is subject to the IAG Directors determining a dividend to be payable.

IAG Directors may only declare a dividend if IAG complies at the time of declaration with APRA's then prevailing prudential standards and there are sufficient profits in IAG out of which IAG is lawfully able to pay dividends.

Subject to the rights of any other persons entitled to shares with special dividend rights (such as an RPS Holder or Preference Shareholder if issued), and subject to the term of any issue of shares to the contrary, all fully paid shares on which any dividend is declared or paid are entitled to participate in the dividend in proportion to the number of shares held, and any partly paid shares are entitled to participate pro-rata according to the amount paid on the shares.

10.9.2 Voting rights

Ordinary Shareholders are entitled to notice of, and to attend and vote, at general meetings of IAG. At a general meeting of IAG, every Ordinary Shareholder present in person or by proxy or attorney or, in the case of a member that is a corporation, by its duly authorised representative has, subject to the Listing Rules, one vote on a show of hands and, on a poll, one vote for each Ordinary Share held.

10.9.3 Transferability of Ordinary Shares

While the Ordinary Shares are quoted on ASX, Ordinary Shareholders will generally be able to sell or transfer Ordinary Shares without restriction. This is subject to the limitations described in Section 10.8 in relation to the Financial Sector (Shareholdings) Act 1998 (Cwlth), the Listing Rules and IAG Directors' ability to decline to register a transfer in certain limited circumstances.

10.9.4 Entitlement of Ordinary Shares on winding-up

Ordinary Shareholders are entitled to share in any surplus assets on a winding-up in proportion to the amount of capital paid up. IAG's constitution also gives Ordinary Shareholders the right to approve by Special Resolution various alternative ways in which surplus assets may be dealt with by the liquidator.

10.9.5 Continuous and periodic disclosure

Ordinary Shareholders are entitled to receive information required to be distributed under the Corporations Act and Listing Rules. IAG also makes publicly available through its website, www.iag.com.au, information required to be disclosed under its continuous disclosure obligations.

10.10 Acknowledgement and privacy statement

By returning an Application Form, you acknowledge that you have received and read this Prospectus.

The information about you included on an Application Form is used for the purposes of processing the Application and, if it is successful, to administer your RES (and, if issued, your holding of Preference Shares or Ordinary Shares). By submitting an Application Form, you agree that the Issuer or IAG may use the information provided by you on the Application Form for the purposes set out in this privacy statement and may disclose it for those purposes to the Lead Manager & Bookrunner, Registry and the Group's agents, contractors and third party services providers (including mail houses and financial advisers) and to ASX and other regulatory authorities.

If you become a RES Holder, the Corporations Act requires the Issuer and, upon Exchange or Conversion, IAG to include information about RES Holders, Preference Shareholders or Ordinary Shareholders (including name, address and details of the securities held) in its public Register. The information contained in the Register must remain there even if you cease to be a RES Holder or a Preference Shareholder or Ordinary Shareholder. Information contained in the Register is also used to facilitate payments, including Interest Payments and Dividends and corporate communications (including the Issuer's and/or IAG's financial statements, annual reports and other information communicated to RES Holders, Preference Shareholders or Ordinary Shareholders) and to ensure compliance by the Issuer and IAG with legal and regulatory requirements.

If you do not provide the information required on the Application Form, the Issuer may not be able to accept or process the Application.

If you are an individual, you have a right to gain access to information that the Issuer or IAG hold about you, subject to certain exemptions under law. The Issuer or IAG are permitted to charge a fee for such access, though do not intend to do so. Access requests must be made in writing to the Issuer's or IAG's registered office as detailed on the inside back cover of this Prospectus.

If you think the Register's record of your personal information is incorrect or out of date, it is important that you contact the Issuer or IAG so that your records can be corrected.

If you used a financial adviser who recommended your investment in RES (as indicated on your Application Form), then details of your RES holding may be provided to that financial adviser.

Appendix A Prospectus glossary

The following is a glossary of terms used in this Prospectus including terms commonly used in the general insurance industry. There is also a list of definitions in clause 16.2 of the RES Terms and clause 9.2 of the Preference Share Terms.

Defined words and expressions in this Prospectus glossary and in clause 16.2 of the RES Terms and clause 9.2 of the Preference Share Terms are used throughout this Prospectus and the Application Forms unless the context otherwise requires. If there is any inconsistency between the definitions in this Prospectus glossary and the definitions in the RES Terms or the Preference Share Terms, then the definition in the RES Terms or the Preference Share Terms, as applicable, shall apply.

AASB	Australian Accounting Standards Board
ABN	Australian Business Number
Acquisition Event	has the meaning given in clause 16.2 of the RES Terms
ACN	Australian Company Number
ADI	Authorised Depository Institution
AFSL	Australian Financial Services Licence
A-IFRS	Australian equivalents to IFRS
Allocation	the number of RES allocated to successful Applicants **Allocate** and **Allocated** have corresponding meanings
Applicant	a person who submits an Application
Application	a valid application made according to this Prospectus by using the applicable Application Form to apply for a specified number of RES
Application Form	each of the application forms attached to, or accompanying, this Prospectus upon which an Application for RES may be made: • the blue Application Forms in the back of this Prospectus, • the yellow personalised Application Form supplied by the Issuer upon request to Eligible RPS Holders; and • the electronic Application Form made available by the any Senior Co-Manager, Co-Manager or Participating Broker
Application Payment	the monies payable on Application, calculated by multiplying the specified number of RES applied for by the Issue Price
APRA	Australian Prudential Regulation Authority (ABN 79 635 582 658)
APRA Distributable Profits	the profits available to pay a Dividend calculated according to clause 2.3(d) of the Preference Share Terms
ARBN	Australian Registered Body Number
ASIC	Australian Securities and Investments Commission
ASX	Australian Stock Exchange Limited (ABN 98 008 624 691)
Austraclear System	the facility established by Austraclear Limited (ABN 94 002 060 773), or any of its subsidiaries or successors, for the lodgement, custody or transfer of securities
Australian Accounting Standards	(a) the accounting standards as defined in section 9 of the Corporations Act; (b) the requirements of the Corporations Act for the preparation and content of accounts; and (c) generally accepted accounting principles and practices consistently applied in Australia, including any domestically accepted international accounting standards, except principles and practices that are inconsistent with those referred to in paragraph (a) or (b) of this definition

Australian Bond Fund Rating	a current opinion by S&P of a fund's protection against losses from credit default
Australian GAAP	the recognition and measurement principles prescribed in Australian Accounting Standards and other mandatory professional reporting requirements set by the AASB
Bank Bill Rate	• in the case of an Interest Period: (a) for the first Interest Period, the higher of 5.50% per annum and the rate determined according to (b) on the Issue Date; and (b) after the first Interest Period, the average mid-rate for 90 day bank bills (expressed as a percentage per annum) which average rate is displayed on Reuters page BBSW (or any page that replaces that page) on the first Business Day of the Interest Period, and as otherwise provided in clause 3.1 of the RES Terms; and • in the case of a Dividend Period: (c) for the first Dividend Period: (i) if the Preference Share Issue Date is 15 March, 15 June, 15 September or 15 December (or the Business Day following that day if that day is not a Business Day), the rate determined according to (d) on that date; (ii) if the Preference Share Issue Date is any other date, the Bank Bill Rate applicable to RES immediately prior to the issue of the Preference Shares; and (d) for any other Dividend Period, the average mid-rate for 90 day bank bills (expressed as a percentage per annum) which average rate is displayed on Reuters page BBSW (or any page that replaces that page) on the first Business Day of the Dividend Period, and as otherwise provided in clause 2.1 of the Preference Share Terms.
Board	all or some of the IAG Directors acting as a board
Bookbuild	the process described in Section 4.2.1
Broker Firm Applicant	an Applicant who applies through a Senior Co-Manager, Co-Manager or Participating Broker for a broker firm Allocation according to the Broker Firm Offer
Broker Firm Offer	the invitation made to Australian resident retail clients of Senior Co-Managers, Co-Managers or Participating Brokers to apply for a broker firm Allocation from the relevant Senior Co-Manager, Co-Manager or Participating Broker according to this Prospectus
Business Day	a business day as defined in the Listing Rules
Cash	cash as defined in the PMA which includes the credit balance of the bank account maintained by the Custodian for RES and the Portfolio and overnight or 24 hour call deposits with ADIs with a short-term credit rating of 'A-1' by S&P
Ceded	to transfer liability in connection with a risk, or portion of it, from the original insurer to the reinsurer
CGT	capital gains tax
CGU	CGU Insurance Australia Limited (ABN 62 004 478 960) and its controlled entities
Charge	a fixed charge granted by the Issuer in favour of the Trustee over the Issuer's right, title and interest in the PMA and certain intra-group receivables provided for in the Trust Deed. The Trustee holds this charge for the benefit of RES Holders and to a limited extent, for other secured creditors as described in Section 9.2.2.
CHESS	Clearing House Electronic Sub-register System operated by an associate of ASX
Claims Handling Expense	the expense of settling claims, including legal and other fees and general expenses
Closing Dates	the last day on which Applications will be accepted, expected to be[1]: • 5.00pm on 5 January 2005 for the RPS Holder Offer and the General Offer; and • 10.00am on 7 January 2005 for the Broker Firm Offer
Co-Managers	Bell Potter Securities Limited (ABN 25 006 390 772, AFSL No. 243480); Commonwealth Securities Limited (ABN 60 067 254 399, AFSL No. 238814); Deutsche Securities Australia Limited (ABN 65 003 204 368, AFSL No. 238160); Grange Securities Limited (ABN 12 066 797 760, AFSL No. 246572); and Tricom Equities Limited (ABN 92 067 161 755, AFSL No. 238148).

Note: 1 The Issuer, IAG and the Lead Manager & Bookrunner may agree: to extend the Closing Dates; to close the Offer early without notice; or to withdraw the Offer at any time before RES are issued. Also, ASIC may extend the Exposure Period by up to seven days in which case the Opening Date will be varied accordingly, without notice.

Combined Operating Ratio	the total of Net Claims Expense and Underwriting Expense, as a percentage of Net Earned Premium. It is equivalent to the sum of the Loss Ratio and Expense Ratio
Consenting Party	*each of the consenting parties named in Section 10.2*
Conversion	the process through which: • RES are redeemed by the Issuer and converted into a number of Ordinary Shares calculated according to the Conversion Number and issued directly to the RES Holder according to clause 4, 5 and 7 of the RES Terms; and • Preference Shares are converted into a number of Ordinary Shares calculated according to the Conversion Number and issued to Preference Shareholders according to clause 3 of the Preference Share Terms **Convert**, **Converted** and **Convertible** have corresponding meanings
Conversion Number	the formula used to determine the number of Ordinary Shares issued on Conversion for each RES according to clause 7.2 of the RES Terms and for each Preference Share according to clause 3.7 of the Preference Share Terms
Corporations Act	Corporations Act 2001 (Cwlth)
CTP	compulsory third party insurance
Custodian	National Australia Bank Limited (ABN 12 004 044 937)
Custodian Bank Account	is an account with the Custodian's bank or, if the Custodian is an ADI, in its own books, into and from which payments in respect of the Portfolio and RES are made
Directors	some or all of the directors of the Issuer, acting as a board
Distributable Portfolio Income Amount	with respect to an Interest Period, the Net Portfolio Income, as defined in clause 16.2 of the RES Terms, for the Interest Period divided by the number of RES on issue at the end of the Interest Period
Distributable Portfolio Proceeds Amount	with respect to a Realisation Date, the Net Portfolio Proceeds as defined in clause 16.2 of the RES Terms divided by the number of RES on issue on the relevant Realisation Date
Dividend	a dividend on Preference Shares according to clause 2 of the Preference Share Terms
Dividend Payment Date	each date that a Dividend is due, which will be 15 March, 15 June, 15 September and 15 December, or the first Business Day following these dates if they do not fall on a Business Day, and any Preference Share Exchange Date, according to clause 2.5 of the Preference Share Terms
Dividend Payment Tests	the conditions to the payment of a Dividend according to clause 2.3 of the Preference Share Terms
Dividend Period	a period from (and including) either the Preference Share Issue Date or a Dividend Payment Date (whichever is the later) until (but not including) the following Dividend Payment Date as defined in the Preference Shares Terms
Dividend Rate	the dividend rate on Preference Shares calculated according to clause 2.1 of the Preference Share Terms
Eligible Assets	assets that are eligible to be held in the Portfolio according to the PMA and summarised in Section 9.3.6.1
Eligible RPS Holder	a registered RPS Holder with an address in Australia on the Register at 7.00pm on 19 November 2004
Eligible Security	a debt obligation that complies with the PMA as summarised in Section 9.3.6.1
Enforcement of Security	an Event of Default is subsisting and the Trustee has decided to exercise its right to enforce the security according to the Trust Deed
EPS	earnings per Ordinary Share
Event of Default	an event of default as defined in the Trust Deed and as summarised in Section 9.2.7
Exchange	the process through which IAG may exercise its Exchange Right and RES are redeemed and Preference Shares are issued according to clause 8 of the RES Terms **Exchanged** and **Exchangable** have corresponding meanings

Note: 1 The Issuer, IAG and the Lead Manager & Bookrunner may agree: to extend the Closing Dates; to close the Offer early without notice; or to withdraw the Offer at any time before RES are issued. Also, ASIC may extend the Exposure Period by up to seven days in which case the Opening Date will be varied accordingly, without notice.

Exchange Notice	a notice given to RES Holders by IAG upon exercise of its Exchange Right
Exchange Right	the right that IAG has to Exchange RES for Preference Shares at any time according to clause 8 of the RES Terms
Expense Ratio	the ratio of Underwriting Expense to Net Earned Premium
Exposure Period	the period from the day after this Prospectus was lodged with ASIC to the Opening Date[1]
Financial Services Guide	the Lead Manager & Bookrunner's Financial Services Guide in Appendix D
General Offer	the invitation to Australian resident members of the general public to apply for RES according to this Prospectus
Gross Written Premium or **GWP**	the total premiums relating to insurance policies underwritten by an insurer or reinsurer during a specific period, before deduction of Reinsurance premiums
Group	IAG and its controlled entities
GST	goods and services tax
Holding Statement	a statement issued to RES Holders by the Registry which sets out details of their Allocation
IAG	Insurance Australia Group Limited (ABN 60 090 739 923)
IAG AM	IAG Asset Management Limited (ABN 94 054 552 046, AFSL No. 227676)
IAG Directors	some or all of the directors of IAG
IAG Entity	IAG and each of its related bodies corporate
IAG Finance (NZ)	IAG Finance (New Zealand) Limited (ABN 97 111 268 243)
IAG (NZ) Holdings	IAG (NZ) Holdings Limited (NZ 11136664)
IAG Portfolio	IAG Portfolio Limited (ABN 38 111 769 843)
IAG Profits Test	IAG must have either (or both) of the following: • sufficient profits equal to or greater than the aggregate Interest Payment on a relevant Interest Payment Date; or • paid a dividend on any class of its capital in the 12 month period before the relevant Interest Payment Date, as detailed in clause 3.3(b) of the RES Terms
IAG Re	IAG Re Limited (ARBN 097 791 145)
IAL	Insurance Australia Limited (formerly NRMA Insurance Limited) (ABN 11 000 016 722, AFSL No. 227681)
IFRS	International Financial Reporting Standards
Institutional Investor	an investor to whom offers of securities can be made without the need for a prospectus (or other formality, other than a formality which the Issuer is willing to comply with), including in Australia persons to whom offers of invitations in respect of securities can be made without the need for a lodged prospectus under Part 6D of the Corporations Act
Institutional Offer	the invitation to certain Institutional Investors to bid for RES in the Bookbuild and apply for RES according to this Prospectus
Insurance Margin	the ratio of Insurance Profit to Net Earned Premium
Insurance Profit	Underwriting Result plus investment income on Technical Reserves
Insurer Financial Strength Rating	a current opinion by S&P of the financial security characteristics of an insurance organisation with respect to its ability to pay under its insurance policies and contracts in accordance with their terms
Interest Payment	an interest payment on RES calculated according to clause 3.1 of the RES Terms
Interest Payment Date	each date that an Interest Payment is due, which will be 15 March, 15 June, 15 September and 15 December, or the first Business Day following these dates if they do not fall on a Business Day, and any Realisation Date, according to clause 3.7 of the RES Terms

Note: 1 The Issuer, IAG and the Lead Manager & Bookrunner may agree: to extend the Closing Dates; to close the Offer early without notice; or to withdraw the Offer at any time before RES are issued. Also, ASIC may extend the Exposure Period by up to seven days in which case the Opening Date will be varied accordingly, without notice.

Interest Payment Tests	the interest payment tests relating to the ability for the Issuer to make an Interest Payment according to clause 3.3 of the RES Terms
Interest Period	a period from (and including) either the Issue Date or an Interest Payment Date (whichever is later) until (but not including) the following Interest Payment Date as defined in the RES Terms
Interest Rate	the interest rate on RES calculated according to clause 3.1 of the RES Terms
Interest Rate Floor	the interest rate floor between IAG Portfolio and IAL as summarised in Section 9.4
Investment Mandate	the requirements for investment of the Portfolio according to the PMA as summarised in Section 9.3.6
Issue Credit Rating	a current opinion by S&P of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program
Issue Date	the date RES are issued to RES Holders, expected to be[1] 11 January 2005
Issue Price	the issue price for RES, being $100 per RES
Lead Manager & Bookrunner	UBS AG, Australia Branch (ABN 47 088 129 613, AFSL No. 231087) as exclusive lead manager, arranger and bookrunner appointed according to the Offer Management Agreement
Liquidation Event	has the meaning given in clause 16.2 of the RES Terms
Listing Rules	the listing rules of ASX, with any modifications or waivers in their application to the Issuer or IAG, which ASX may grant
Long-tail	classes of insurance (such as CTP and workers' compensation insurance) with an average period between the time when premiums are received and final settlement of claims which is generally greater than 12 months
Loss Ratio	the ratio of Net Claims Expense to Net Earned Premium
MCR	minimum capital requirement for a regulated general insurance company as defined by APRA
Minimum Bank Bill Rate	5.50% per annum, which applies for the first Interest Period only
Mortgage	a mortgage granted by IAG Portfolio in favour of the Trustee over the Portfolio, and a floating charge over IAG Portfolio's rights, property and undertaking in relation to the Portfolio
Net Claims Expense	insurance claim losses incurred plus Claims Handling Expense minus Recoveries
Net Earned Premium	Gross Written Premium less premiums Ceded to reinsurers plus or minus movements in Unearned Premium
Net Portfolio Income	the net cash income received on or in respect of the Portfolio in an Interest Period determined by IAG Portfolio according to the PMA and as defined in clause 16.2 of the RES Terms
Net Portfolio Proceeds	the net cash proceeds received on realisation of the Portfolio (either in whole or in part depending on the proportion of RES being Redeemed, Converted or Exchanged) less any amount attributable to Net Portfolio Income for an Interest Period and any amounts owing to the Trustee or Custodian or a receiver, as defined in clause 16.2 of the RES Terms
NOHC	non-operating holding company as defined by APRA
NZI	Belves Investments Limited and its controlled entities (including New Zealand Insurance Limited)
Offer	the offer of RES according to this Prospectus at an Issue Price of $100 each to raise up to $500 million – with the ability to accept oversubscriptions for up to $50 million
Offer Management Agreement	the offer management agreement entered into between the Issuer, IAG and the Lead Manager & Bookrunner as summarised in Section 9.5
Offer Period	the period from the Opening Date to the Closing Dates
Opening Date	the day the Offer opens, expected to be[1] 30 November 2004
Optional Dividend	a payment to Preference Shareholders, made at IAG's discretion, for any Dividend that is not paid because the Dividend Payment Tests are not satisfied
Optional Interest Payment	a payment to RES Holders, made at the Issuer's discretion, for any Interest Payment that is not paid because the Interest Payment Tests are not satisfied

Note: 1 The Issuer, IAG and the Lead Manager & Bookrunner may agree: to extend the Closing Dates; to close the Offer early without notice; or to withdraw the Offer at any time before RES are issued. Also, ASIC may extend the Exposure Period by up to seven days in which case the Opening Date will be varied accordingly, without notice.

Ordinary Share	a fully paid ordinary share in the capital of IAG
Ordinary Shareholder	a holder of Ordinary Shares
Participating Broker	any participating organisation of ASX selected by the Lead Manager & Bookrunner to participate in the Broker Firm Offer
Performance Share Rights Plan	a form of equity compensation for employees of the Group. On satisfaction of a performance hurdle, participating employees are able to exercise these rights, which convert into new Ordinary Shares.
PMA	the portfolio management agreement between the Issuer, IAG, IAG Portfolio, IAG AM, the Trustee and the Custodian as summarised in Section 9.3
Portfolio	the portfolio of high quality, short-dated fixed interest securities acquired by IAG Portfolio according to the PMA
Portfolio Asset	at any time, an asset included in the Portfolio at that time, as defined in the PMA
Portfolio Manager	IAG AM, or any portfolio manager appointed according to the PMA
Portfolio Parameters	the criteria which the portfolio must meet at any time according to the PMA, as detailed in Section 9.3.6.2
Portfolio Principal Balance	on any date, the aggregate of the purchase prices of the Portfolio Securities and the aggregate amount of Cash, according to clause 16.2 of the RES Terms
Portfolio Security	a debt obligation included in the Portfolio as defined in clause 16.2 of the RES Terms
Preference Share	a fully paid preference share in the capital of IAG issued on Exchange according to the Preference Share Terms
Preference Shareholder	a holder of Preference Shares
Preference Share Conversion Discount	the RES Conversion Discount on the Preference Share Issue Date according to clause 3.7(b) of the Preference Share Terms
Preference Share Exchange Date	the date that Preference Shares are Redeemed or Converted according to clause 3.4(d) of the Preference Share Terms
Preference Share Initial Margin	the RES Margin as at the Preference Share Issue Date
Preference Share Issue Date	the date on which Preference Shares, are issued to RES Holders on Exchange according to clause 8.3 of the RES Terms
Preference Share Issue Price	the issue price of each Preference Share, being an amount equal to the Redemption Amount according to clause 8.4(a)(i) of the RES Terms
Preference Share Margin	the margin on Preference Shares, which is: • from the Preference Share Issue Date until the Step-Up Date, the RES Margin as at the Preference Share Issue Date; and • from the Step-Up Date, if Preference Shares are not Redeemed or Converted, the Step-Up Margin
Preference Share Terms	the full terms of issue of Preference Shares in Appendix C
Probability of Sufficiency	the estimated probability that the amounts set aside to settle claims will be equal to or in excess of the amounts eventually paid in respect of those claims. This estimation is based on a combination of prior experience and expectations, actuarial modelling and judgement. APRA's prudential standard GPS 210 requires general insurers to maintain a minimum probability of sufficiency of claims reserves of 75% for the purpose of assessing solvency under the Insurance Act 1973 (Cwlth)
Prospectus	this prospectus for the Offer lodged with ASIC on 22 November 2004
RACV	Royal Automobile Club of Victoria (RACV) Limited (ACN 004 060 833)
Rating Outlook	an outlook that assesses the potential direction of a Long-Term Counterparty Credit Rating over the intermediate term (typically six months to two years). In determining a Rating Outlook, consideration is given to any changes in the economic and/or fundamental business conditions. It is not necessarily a precursor of a rating change or future CreditWatch action

Realisation Date	the date that RES are Redeemed, Converted or Exchanged as defined in clause 16.2 of the RES Terms
Record Date	11 Business Days before an Interest Payment Date or a Dividend Payment Date according to clause 16.2 of the RES Terms or clause 9.2 of the Preference Share Terms (as applicable) or as required by ASX or determined by the Directors or IAG Directors (respectively)
Recoveries	the amount of claims recovered from reinsurers, third parties or salvage
Redeem	the process through which: • RES are redeemed by the Issuer for the Redemption Amount to be paid in cash according to clause 4.1(a) of the RES Terms; and • Preference Shares are redeemed by IAG for the Preference Share Issue Price to be paid in cash according to clause 3.1(a) of the Preference Share Terms **Redeemed** and **Redemption** have the corresponding meaning
Redemption Amount	$100 per RES. However, if the Net Portfolio Proceeds per RES is less than $100 the Redemption Amount will be reduced to the Distributable Portfolio Proceeds Amount according to clauses 4.7 and 4.8 of the RES Terms
Register	the official register of Ordinary Shares, RPS1, RPS2 and Preference Shares (if issued) maintained by IAG and the official register of RES maintained by the Issuer and includes any sub-register established and maintained under CHESS
Registry	Computershare Investor Services Pty Limited (ABN 48 078 279 277) or any other registry that the Issuer or IAG appoints to maintain the Register
Regulatory Event	with respect to RES, as defined in clause 16.2 of the RES Terms and with respect to Preference Shares as defined in clause 9.2 of the Preference Share Terms
Reinsurance	the process through which insurers pay premiums to other insurers (reinsurers) to spread their risk or cover major losses from specific events such as large hailstorms.
RES	perpetual reset exchangeable securities issued by the Issuer according to this Prospectus and the RES Terms. RES are unsecured notes for the purposes of section 283BH of the Corporations Act
RES Conversion Discount	until the first Reset Date, 2.50% and after that as changed on any Reset Date according to clause 7.2 of the RES Terms
RES Holder	a holder of RES
RES Holder Redemption Notice	the notice a RES Holder must give in order to request a Redemption as defined in clause 6.4 of the RES Terms
RES Initial Margin	the RES Margin until the first Reset Date that will be determined through the Bookbuild according to clause 3.1 of the RES Terms
RES Margin	until the first Reset Date, the RES Initial Margin and after that, as changed on any Reset Date according to clause 3.1 of the RES Terms
RES Terms	the full terms of issue of RES in Appendix B
Reset Date	the first Reset Date is 15 March 2010 and after that the fifth anniversary of the previous Reset Date unless changed according to clause 9 of the RES Terms
Risks in Force	risks refers to the subject matter that an insurance policy or contract protects (for example, number of vehicles, houses, employees). An insurance policy may cover one risk or many risks, depending on the terms of the policy. Risks in force is a measure of the total number of risks covered by an insurance company at a point in time
RPS Holder	a holder of RPS1 or RPS2
RPS Holder Offer	the invitation to Eligible RPS Holders to apply for RES according to this Prospectus
RPS1	the 3.5 million reset preference shares issued by IAG according to a prospectus dated 6 May 2002
RPS2	the 2 million reset preference shares issued by IAG according to a prospectus dated 20 May 2003
S&P	means, in relation to the Australian Bond Fund Rating applicable to the Portfolio, Standard & Poor's Investment Services, and in all other instances Standard & Poor's Rating Services

Senior Co-Managers	Citigroup Global Markets Australia Pty Limited (ABN 64 003 114 832, AFSL No. 240992); Goldman Sachs JBWere Pty Limited (ABN 21 006 797 897, AFSL No. 243346); Macquarie Equities Limited (ABN 41 002 574 923, AFSL No. 237504); Ord Minnett Limited (ABN 86 002 733 048, AFSL No. 237121); and UBS Private Clients Australia Limited (ABN 50 005 311 937, AFSL No. 231127).
SGIC	SGIC General Insurance Limited (ABN 68 069 065 158, AFSL No. 227679)
SGIO	SGIO Insurance Limited (ABN 30 058 277 866, AFSL No. 227680)
Shareholders' Funds	the investment portfolio other than Technical Reserves. It essentially represents the shareholders' capital that is not being utilised in day-to-day operations
Shortfall	as defined in Section 9.4
Short-tail	classes of insurance (such as motor, home and commercial property) with an average period between the time when premiums are received and final settlement of claims which is generally less than 12 months
Special Resolution	a resolution which, to pass at a meeting of Ordinary Shareholders, RES Holders or Preference Shareholders (as applicable) requires at least 75% of the votes validly cast by Ordinary Shareholders, RES Holders or Preference Shareholders (as applicable) in person or by proxy and entitled to vote on the resolution, and has been so passed
Step-Up Date	the first Dividend Payment Date 10 years after the Preference Share Issue Date
Step-Up Margin	Preference Share Initial Margin plus a one time step-up of 1.0% per annum
Swann Insurance	Swann Insurance (Aust) Pty Limited (ABN 80 000 886 680, AFSL No. 238292)
Tax Event	as defined in clause 16.2 of the RES Terms and clause 9.2 of the Preference Share Terms
Tax Rate	the Australian corporate tax rate applicable to IAG's franking account at the relevant Interest Payment Date or Dividend Payment Date. As at the date of this Prospectus, the Tax Rate was 0.30 (expressed as a decimal)
Taxation Letter	the taxation letter from Mallesons Stephen Jaques dated 22 November 2004 in Section 8
Technical Reserves	the investments held to back provisions for outstanding claims (including incurred but not reported and incurred but not enough recorded) and Unearned Premium, net of Recoveries and premium debtors
Tier 1 Capital	tier 1 capital as described by APRA
Tier 2 Capital	tier 2 capital as described by APRA
Transaction Documents	the Trust Deed, PMA and any other document entered into in connection with any of them
Trigger Event	as defined in clause 16.2 of the RES Terms
Trust Deed	the trust deed between the Issuer, IAG, IAG Portfolio and the Trustee as summarised in Section 9.2
Trustee	Permanent Trustee Company Limited (ABN 21 000 000 993)
Underwriting	the process of examining, accepting or rejecting insurance risk, and classifying those accepted, in order to charge an appropriate premium for each accepted risk
Underwriting Expense	those expenses incurred as a result of Underwriting activities, including risk assessment, commission expenses and other acquisition expenses
Underwriting Result	Net Earned Premium less Net Claims Expense less Underwriting Expenses
Unearned Premium	the portion of premium written applicable to the unexpired portion of a policy
United States	the United States of America
Upper Tier 2 Capital	upper tier 2 capital as described by APRA
US Person	has the meaning given in Regulation S of the US Securities Act
US Securities Act	United States Securities Act of 1933, as amended
VWAP	the average of the daily volume weighted average sale prices of Ordinary Shares sold on ASX during the relevant period as defined in clause 16.2 of the RES Terms and clause 9.2 of the Preference Share Terms
Winding Up Event	as defined in clause 16.2 of the RES Terms
Write-Off	as defined in clause 16.2 of the RES Terms

Appendix B RES Terms

The following are the RES Terms which apply to all RES.

1 Form, Issue Price, Face Value and ranking

1.1 Form

RES are perpetual reset exchangeable securities that are Redeemable for cash, Convertible into Ordinary Shares and Exchangeable into Preference Shares according to these RES Terms as supplemented by the Pricing Supplement. RES are debt obligations in registered uncertificated form constituted under, and issued according to, the Trust Deed and take the form of entries in the Register. No certificate will be issued to a RES Holder unless the Issuer determines that a certificate should be available or is required by any applicable law or regulation.

1.2 Issue Price and Face Value

Each RES will be issued at an Issue Price of $100 and has a Face Value of $100.

1.3 Ranking

Subject to the Transaction Documents, RES are secured limited recourse debt obligations of the Issuer, ranking equally among themselves. RES are unsecured notes for the purposes of section 283BH of the Corporations Act.

2 Issue and transfer

2.1 Effect of entries in Register

Each entry in the Register in respect of a RES constitutes:

(a) an unconditional and irrevocable undertaking by the Issuer to the RES Holder to make all payments of principal and interest in respect of that RES according to these RES Terms; and

(b) an entitlement to the other benefits given to the RES Holder under these RES Terms in respect of that RES.

2.2 Register conclusive

An entry in the Register in relation to a RES constitutes conclusive evidence that the person so entered is the absolute owner of that RES subject to correction for fraud or error. Except as required by law, the Issuer must treat the person entered in the Register in respect of a RES as the absolute owner of that RES.

2.3 Transfer

A RES Holder may, subject to this clause 2, transfer any RES:

(a) by a proper ASTC transfer according to the ASTC operating rules;

(b) by a proper transfer under any other computerised or electronic system recognised by the Corporations Act;

(c) under any other method of transfer which operates in relation to the trading of securities on any securities exchange outside Australia on which RES are quoted and which is applicable to the Issuer; or

(d) by any proper or sufficient instrument of transfer of marketable securities under applicable law.

The Issuer must not charge any fee on the transfer of a RES.

2.4 Market obligations

The Issuer must comply with the ASX Listing Rules, the ASTC operating rules, the Corporations Act and any other relevant obligations imposed on it in relation to the transfer of a RES.

2.5 Delivery of instrument

If an instrument is used to transfer RES according to clause 2.3, it must be delivered to the Registrar, together with such evidence (if any) as the Registrar reasonably requires to prove the title of the transferor to, or right of the transferor to transfer, the RES.

2.6 Refusal to register

The Issuer may only refuse to register a transfer of any RES if:

(a) such registration would contravene the ASX Listing Rules, the ASTC operating rules or these RES Terms; or

(b) the Corporations Act or any other law or regulation binding on it forbids registration.

If the Issuer refuses to register a transfer, the Issuer must give the lodging party notice of the refusal and the reasons for it within five Business Days after the date on which the transfer was delivered to the Registrar.

2.7 Transferor to remain RES Holder until registration

A transferor of a RES remains the RES Holder in respect of that RES until the transfer is registered and the name of the transferee is entered in the Register.

3 Interest Payments

3.1 Interest Payments

Subject to these RES Terms, each RES entitles the RES Holder on a Record Date to receive on the relevant Interest Payment Date an interest payment (**Interest Payment**) calculated according to the following formula:

$$\textbf{Interest Payment} = \frac{\textbf{Interest Rate} \times \textbf{Face Value} \times \textbf{N}}{\textbf{365}}$$

where:

Interest Rate (expressed as a percentage per annum) is calculated according to the following formula:

Interest Rate
= (**Bank Bill Rate** + **RES Margin**) x (1 – T)

where:

Bank Bill Rate (expressed as a percentage per annum) means, for an Interest Period, the average mid-rate for bills of a term of 90 days which average rate is displayed on Reuters page BBSW (or any page which replaces that page) on:

(a) in the case of the first Interest Period, 5.50% per annum or the Issue Date (whichever is the higher rate); and

(b) in the case of any other Interest Period, the first Business Day of that Interest Period,

or if there is a manifest error in the calculation of that average rate or that average rate is not displayed by 10.30am (Sydney time) on that date, the rate specified in good faith by the Issuer at or around that time on that date having regard, to the extent possible, to:

(c) the rates otherwise bid and offered for bills of a term of 90 days or for funds of that tenor displayed on Reuters page BBSW (or any page which replaces that page) at that time on that date; and

(d) if bid and offer rates for bills of a term of 90 days are not otherwise available, the rates otherwise bid and offered for funds of that tenor at or around that time on that date;

RES Margin (expressed as a percentage per annum) means in respect of the period:

(a) to (but not including) the first Reset Date, the margin determined under the Bookbuild and stated in the Pricing Supplement (**RES Initial Margin**); and

(b) between succeeding Reset Dates, the RES Margin determined according to clause 9; and

T (expressed as a decimal) means the Australian corporate tax rate applicable to the franking account of IAG at the relevant Interest Payment Date; and

N means in respect of:

(a) the first Interest Payment Date, the number of days from (and including) the Issue Date until (but not including) the first Interest Payment Date; and

(b) each subsequent Interest Payment Date, the number of days from (and including) the preceding Interest Payment Date until (but not including) the relevant Interest Payment Date.

3.2 Franking adjustments

If any Interest Payment is not franked to 100% under Part 3-6 of the Tax Act (or any provisions that revise or replace that Part), the Interest Payment will be calculated according to the following formula:

$$\textbf{Interest Payment} = \frac{\textbf{IP}}{1 - [\textbf{T} \times (1 - \textbf{F})]}$$

where:

IP means the Interest Payment calculated under clause 3.1 (subject to clause 3.3);

T has the meaning given in clause 3.1; and

F means the applicable Franking Rate.

3.3 Conditions to Interest Payments

Each Interest Payment is subject to:

(a) the Distributable Portfolio Income Amount at the relevant Interest Payment Date; and

(b) either (or both) of the following being satisfied:

(i) there are at the relevant Interest Payment Date distributable profits in IAG in an amount equal to or greater than the amount of the aggregate Interest Payments on all RES; or

(ii) IAG has paid a dividend on any class of its capital in the period of 12 months prior to that Interest Payment Date.

If an Interest Payment exceeds the Distributable Portfolio Income Amount at the relevant Interest Payment Date, that Interest Payment is due and will be made only to the extent of the Distributable Portfolio Income Amount and that payment will satisfy all liability in respect of that Interest Payment. No Interest Payment will be made if the condition to payment in clause 3.3(b) is not met.

3.4 Interest Payments are non-cumulative

If all or any part of an Interest Payment is not paid on an Interest Payment Date because of clause 3.3, the Issuer has no liability to pay the unpaid amount of the Interest Payment and, notwithstanding the Issuer's discretion to pay an Optional Interest Payment according to clause 3.5, the RES Holder has no claim in respect of such non-payment.

3.5 Optional Interest Payments

If all or any part of an Interest Payment is not paid on an Interest Payment Date because of clause 3.3, the Issuer may, in its absolute discretion, on a date which it notifies to RES Holders, pay all or any part of the Interest Payment (**Optional Interest Payment**). Notwithstanding the Issuer's discretion to pay an Optional Interest Payment according to this clause 3.5, a RES Holder has no claim in respect of an Optional Interest Payment. An Optional Interest Payment is only payable to those persons registered as RES Holders on the Record Date in respect of the Optional Interest Payment.

3.6 Restrictions in the case of non-payment

If an Interest Payment has not been paid in full within 20 Business Days after the relevant Interest Payment Date because of clause 3.3(b), IAG must not, without approval of a Special Resolution:

(a) declare or pay a dividend or make any distribution on any capital over which Preference Shares would, if issued, rank in priority for participation in profits; or

(b) redeem, reduce, cancel or acquire for any consideration any capital of IAG other than capital ranking equally with or in priority to Preference Shares if Preference Shares were issued,

unless:

(c) four consecutive Interest Payments stated to be payable on RES after the Interest Payment Date of the Interest Payment that has not been paid have been paid in full; or

(d) an Optional Interest Payment has been paid to all RES Holders equal to the aggregate unpaid amount of any unpaid Interest Payments which were scheduled to be paid in the 12 months prior to the date of payment of the Optional Interest Payment; or

(e) all RES have been Redeemed, Converted or Exchanged.

3.7 Interest Payment Dates

Subject to this clause 3, Interest Payments (other than Optional Interest Payments) will be payable in arrears on the following dates (each an **Interest Payment Date**):

(a) each 15 March, 15 June, 15 September and 15 December commencing on 15 March 2005 until the Realisation Date; and

(b) the Realisation Date.

If an Interest Payment Date is a day which is not a Business Day, then the Interest Payment Date will be the next day which is a Business Day.

4 Redemption, Conversion and Exchange general provisions

4.1 Meanings

(a) **Redemption** in respect of a RES means the RES is redeemed by the Issuer for the Redemption Amount and the Redemption Amount is paid in cash to the Trustee on trust for the RES Holder.

(b) **Conversion** in respect of a RES means the RES is redeemed by the Issuer for the Redemption Amount, the Redemption Amount is applied by the Trustee in payment of the Ordinary Share Issue Price, and Ordinary Shares in a number calculated according to clause 7 are issued to the RES Holder by IAG.

(c) **Exchange** in respect of a RES means the RES is redeemed by the Issuer for the Redemption Amount, the Redemption Amount is applied by the Trustee in payment of the Preference Share Issue Price and the Preference Share is issued to the RES Holder by IAG.

4.2 Winding-Up Event for the Issuer or IAG Portfolio

Subject to these RES Terms, RES are perpetual securities but are automatically Redeemable if a Winding-Up Event occurs in respect of the Issuer or IAG Portfolio. Where a Winding-Up Event occurs in respect of the Issuer or IAG Portfolio, the Issuer must immediately and despite anything in clause 5, 6, 7 or 8, Redeem all RES remaining on issue as at that date.

4.3 Redemption or Conversion by Issuer

The Issuer may Redeem or Convert some or all RES according to clause 5.

4.4 RES Holder Redemption

A RES Holder may request that the Issuer Redeem some or all of their RES according to clause 6 and the Issuer must, subject to IAG's right to require Exchange according to clause 8, Resell, Redeem or Convert those RES according to clause 6.7.

A RES Holder has no right to request Resale or Conversion.

4.5 Exchange by IAG

IAG may Exchange some or all RES according to clause 8.

A RES Holder has no right to request Exchange.

4.6 Effect of notices and inconsistencies

(a) An Issuer Notice or an Exchange Notice prevails over any RES Holder Redemption Notice in respect of the same RES to the extent of any inconsistency regardless of which notice is given first.

(b) An Issuer Notice or Exchange Notice is, subject to clauses 4.6(c) and (d), irrevocable and, once given, constitutes a promise by the Issuer (in the case of Resale or Redemption) and by the Issuer and IAG (in the case of Exchange or Conversion) to Resell, Redeem, Convert or Exchange the RES which are the subject of that notice (except where the notice is revoked according to clause 4.6(c) or 4.6 (d)).

(c) An Issuer Notice given according to clause 6.7 is revoked if IAG gives an Exchange Notice no later than:

(i) where clause 6.1(a) applies, 25 Business Days before the Reset Date; and

(ii) where clause 6.1(b) applies, 25 Business Days before the Realisation Date.

(d) Any Exchange Notice which has been given is revoked if the Issuer gives an Issuer Notice according to clause 5.2 before the Preference Share Issue Date.

4.7 Redemption Amount

If RES are to be Redeemed, on the Realisation Date, the Issuer must pay to the Trustee on trust for the RES Holder in respect of each RES which is Redeemed, the Redemption Amount. Subject to clauses 4.8 and 4.9, the Redemption Amount is equal to the Face Value.

4.8 Payment of Redemption Amount subject to Distributable Portfolio Proceeds Amount

Payment of a Redemption Amount (whether on a Redemption, Conversion or Exchange) is subject to the Distributable Portfolio Proceeds Amount at the relevant Realisation Date. If the Redemption Amount exceeds the Distributable Portfolio Proceeds Amount as at the Realisation Date, the Redemption Amount is due and will be paid only to the extent of the Distributable Portfolio Proceeds Amount.

4.9 No rights in respect of amount not paid

If all or any part of the Redemption Amount is not paid on the Realisation Date because of clause 4.8, payment or application of the Distributable Portfolio Proceeds Amount on a Redemption, Conversion or Exchange satisfies all liability in respect of the Redemption Amount, the Issuer is released from any liability to pay the amount not paid on that Realisation Date and the RES Holder has no claim in respect of such non-payment.

4.10 Effect of Redemption, Conversion or Exchange

Upon Redemption, Conversion or Exchange and payment of any Interest Payment due in respect of a RES on the Realisation Date, all other rights conferred, or restrictions imposed, by that RES will no longer have effect.

4.11 RES Holder to become members

Each RES Holder irrevocably:

(a) agrees that any Redemption Amount due upon a Conversion or Exchange is to be applied in payment of the Ordinary Share Issue Price or Preference Share Issue Price (as the case may be);

(b) upon a Conversion or Exchange, consents to becoming a member of IAG and agrees to be bound by the constitution of IAG and, in the case of Exchange, the Preference Shares Terms; and

(c) agrees it is obliged to accept the Ordinary Shares or the Preference Share upon a Conversion or Exchange, notwithstanding anything which might otherwise affect Conversion or Exchange, including:

(i) any change in the financial position of IAG since the Issue Date;

(ii) any disruption to the market or potential market for the Ordinary Shares or Preference Shares or to capital markets generally;

(iii) any breach by any IAG Entity of any Transaction Document;

(iv) the quotation of Ordinary Shares or Preference Shares on ASX becomes impossible or unlikely; or

(v) the occurrence of a Trigger Event.

4.12 Failure to Convert or Exchange

If on a Realisation Date, Ordinary Shares are not issued or a Preference Share is not issued (as the case may be for Conversion or Exchange) in respect of a RES (including because a Winding Up Event has occurred in respect of IAG), that RES remains on issue until the RES Holder receives the Ordinary Shares or the Preference Share in respect of that RES or the Redemption Amount in cash. This clause 4.12 does not affect the obligation of IAG to issue the Ordinary Shares or the Preference Share.

4.13 Partial Redemption, Conversion or Exchange

If some but not all RES are Redeemed, Converted or Exchanged, the Issuer must in each case, endeavour to treat all RES Holders on an approximately proportionate basis but may discriminate to take account of the effect on marketable parcels and other logistical considerations.

5 Issuer Redemption or Conversion

5.1 Redemption or Conversion by Issuer

The Issuer may elect to Redeem or Convert:

(a) all or some RES on any Reset Date;

(b) all or some RES at any time, if a Tax Event or a Regulatory Event has occurred;

(c) all or some RES at any time, if an Acquisition Event has occurred; or

(d) all (but not some only) RES at any time, if there are less than one million RES on issue.

5.2 Issuer Notice

To elect to Redeem or Convert according to clause 5.1, the Issuer must give a notice (**Issuer Notice**) according to this clause 5.2. The Issuer Notice must:

(a) in the case of a Redemption or Conversion according to clause 5.1(a), be given no less than 35 Business Days (but no more than three months) before the Reset Date, and state the Reset Date as the Realisation Date;

(b) in any other case, state as the Realisation Date, the last Business Day of the month following the month in which the Issuer Notice was given unless the Issuer determines an earlier date having regard to the best interests of RES Holders (collectively) and the relevant event (provided that, in the case of a Conversion, the Realisation Date must be at least 20 Business Days after the date of the Issuer Notice);

(c) if less than all RES are being Redeemed or Converted, state the proportion of RES to be Redeemed or Converted for each RES Holder;

(d) state the expected Redemption Amount; and

(e) state whether the Issuer will Redeem or Convert RES or Redeem some RES and Convert the other RES the subject of the Issuer Notice.

6 RES Holder Redemption

6.1 RES Holder Redemption

A RES Holder may request that the Issuer Redeem some or all of its RES:

(a) on any Reset Date; or

(b) at any time, if a Trigger Event occurs.

6.2 Trigger Events

A **Trigger Event** means the occurrence of any of the following events:

(a) an Interest Payment is not paid in full for any reason (except because of clause 3.3) within 20 Business Days of the relevant Interest Payment Date;

(b) a Liquidation Event occurs in relation to IAG or a Liquidation Event (other than a Winding-Up Event) occurs in relation to the Issuer or IAG Portfolio;

(c) Ordinary Shares are suspended from trading on ASX for a period of 20 consecutive Business Days;

(d) IAG makes an announcement to ASX that it intends to sell all or substantially all of its business, undertaking or assets other than to effect a solvent reconstruction; or

(e) the Issuer or IAG Portfolio ceases to be, directly or indirectly, a subsidiary of IAG.

6.3 Trigger Event Notice

If a Trigger Event occurs, the Issuer must notify RES Holders of the occurrence of that event by publishing a notice of the Trigger Event in "The Australian" or a daily financial newspaper in Australia (**Trigger Event Notice**) stating:

(a) the particular Trigger Event; and

(b) the Trigger Event Date,

as soon as practicable after becoming aware of the applicable Trigger Event. Any Trigger Event Notice, once published, is irrevocable.

6.4 RES Holder Redemption Notice

To request Redemption, a RES Holder must give a notice (**RES Holder Redemption Notice**), which must:

(a) in the case of a Redemption according to clause 6.1(a), be given at least 35 Business Days but no more than 50 Business Days prior to the relevant Reset Date; and

(b) in the case of a Redemption according to clause 6.1(b), be given no more than 20 Business Days after the date the Trigger Event Notice is published.

6.5 RES Holder Realisation Date

If a RES Holder gives a RES Holder Redemption Notice to the Issuer under clause 6.4, the Realisation Date on which the Redemption or Conversion is to occur is, if the RES Holder Redemption Notice is given according to:

(a) clause 6.4(a), the Reset Date immediately following the giving of the RES Holder Redemption Notice; and

(b) clause 6.4(b), the Realisation Date determined by the Issuer and notified to the RES Holder, being a date no later than 60 Business Days and, in the case of Conversion, no earlier than 50 Business Days, after the date the Trigger Event Notice is published.

6.6 RES Holder Redemption Notices are irrevocable

A RES Holder Redemption Notice is irrevocable once given. Once a RES Holder has given a RES Holder Redemption Notice, the RES Holder must not deal with, transfer or dispose of or otherwise encumber the RES the subject of the RES Holder Redemption Notice.

6.7 Issuer Notice as to Redemption or Conversion

If the RES Holder gives a RES Holder Redemption Notice, the Issuer must, unless IAG has given an Exchange Notice according to clause 8, no later than:

(a) where clause 6.1(a) applies, 25 Business Days before the Reset Date; and

(b) where clause 6.1(b) applies, 25 Business Days after the Trigger Event Notice is published,

give an Issuer Notice in relation to each RES the subject of the RES Holder Redemption Notice which must state:

(c) that it will do one or more of the following (in any combination):

(i) sell the RES to a third party for an amount such that the net proceeds of sale are at least equal to its Issue Price together with any accrued Interest Payments and remit the net proceeds to the RES Holder on the Realisation Date (**Resale**);

(ii) Redeem the RES on the Realisation Date; or

(iii) Convert the RES on the Realisation Date;

(d) state the Realisation Date according to clause 6.5; and

(e) state the expected Redemption Amount.

If the Issuer fails to give an Issuer Notice according to this clause 6.7 it will be taken to have given a notice to Redeem the RES on the Realisation Date which is:

(f) where clause 6.1(a) applies, the Reset Date immediately following the giving of the RES Holder Redemption Notice; and

(g) where clause 6.1(b) applies, a date which is 60 Business Days after the date the Trigger Event Notice is published.

If the Issuer elects to Resell and RES are not Resold, the RES must be Redeemed.

6.8 RES Holder agreement to Resale

By giving a RES Holder Redemption Notice, each RES Holder is irrevocably taken to offer to sell the RES the subject of the RES Holder Redemption Notice to the relevant third party if the Issuer elects to procure Resale according to clause 6.7.

6.9 Power of attorney

Each RES Holder irrevocably appoints IAG, the Issuer and each of their Authorised Officers (each an **Appointed Person**) severally to be the attorney of the RES Holder and the agent of the RES Holder with power in the name and on behalf of the RES Holder to do all such acts and things including signing all documents or transfers as may in the opinion of the Appointed Person be necessary or desirable to be done in order to record or perfect the transfer of the RES held by the RES Holder when required according to clause 6.7.

7 Conversion actions

7.1 Conversion actions

On the Realisation Date in respect of any RES that are to be Converted:

(a) the Issuer must give a Realisation Date Notice which must state:

(i) the Ordinary Share Issue Price being, for each Ordinary Share, the amount which is calculated according to the formula:

Ordinary Share Issue Price
= **VWAP** x (1 – **RES Conversion Discount**)

where:

VWAP (expressed as a dollar value) means VWAP during the VWAP Period; and

RES Conversion Discount (expressed as a decimal) means the conversion discount being 0.025 or as changed according to clause 9; and

(ii) the number of Ordinary Shares to be issued for each RES on that date according to clause 7.2; and

(b) the relevant RES are Converted.

7.2 Conversion Number

Subject to this clause 7, where IAG must issue Ordinary Shares upon Conversion, the number of Ordinary Shares to be issued for each RES being Converted (**Conversion Number**) is calculated according to the following formula:

Conversion Number

$$= \frac{\textbf{Redemption Amount}}{\textbf{VWAP} \times (1 - \textbf{RES Conversion Discount})}$$

where:

VWAP and **RES Conversion Discount** each has the meaning given in clause 7.1.

7.3 Number of Ordinary Shares

If the total number of Ordinary Shares to be issued to a RES Holder on a Realisation Date in respect of their aggregate holding of RES being Converted includes a fraction of an Ordinary Share, that fraction will be disregarded.

7.4 Adjustments to VWAP

For the purposes of calculating VWAP under clause 7.1:

(a) where, on some or all of the Business Days in the relevant VWAP Period, Ordinary Shares have been quoted on ASX as cum dividend or cum any other distribution or entitlement and the issue of Ordinary Shares will occur after that date and those Ordinary Shares no longer carry that dividend or other distribution or entitlement, then the VWAP on the Business Days on which those Ordinary Shares have been quoted cum dividend or cum any other distribution or entitlement shall be reduced by an amount (**Cum Value**) equal to:

(i) (in the case of a dividend or other distribution), the amount of that dividend or other distribution including, if the dividend or other distribution is franked, the amount that would be included in the assessable income of a recipient of the dividend or other distribution who is both a resident of Australia and a natural person under the Tax Act;

(ii) (in the case of any other entitlement which is traded on ASX on any of those Business Days), the volume weighted average sale price of all such entitlements sold on ASX during the VWAP Period on the Business Days on which those entitlements were traded; or

(iii) (in the case of an entitlement not traded on ASX during the VWAP Period), the value of the entitlement as reasonably determined by the IAG Directors;

(b) where on some or all of the Business Days in the VWAP Period, Ordinary Shares have been quoted on ASX as ex dividend or ex any other distribution or entitlement, and Ordinary Shares which are to be issued would be entitled to receive the relevant dividend or other distribution or entitlement, the VWAP on the Business Days on which those Ordinary Shares have been quoted ex dividend or ex any other distribution or entitlement shall be increased by the Cum Value; and

(c) where the Ordinary Shares are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities during the VWAP Period, the VWAP shall be adjusted by the Directors as they consider appropriate and these RES Terms will be construed accordingly.

Any such adjustment will promptly be notified to RES Holders.

7.5 Ranking of Ordinary Shares

Each Ordinary Share issued on Conversion ranks equally with all other Ordinary Shares.

8 Exchange

8.1 Exchange by IAG

Subject to clause 8.2, IAG may require an Exchange at any time on or before 5.00pm (Sydney time) on the Expiry Date by giving a notice (**Exchange Notice**) to RES Holders according to clause 8.2.

8.2 Conditions to Exchange

Exchange may happen on up to two occasions only provided that, on each occasion:

(a) the number of Preference Shares to be issued does not exceed the number of RES on issue at the date of the Exchange Notice;

(b) the number of Preference Shares to be issued by IAG is a minimum of two million and a whole multiple of 10,000; and

(c) if any RES will remain on issue after the Exchange, the number of RES remaining on issue will not be less than two million.

8.3 Exchange Notice

An Exchange Notice must state:

(a) the Preference Share Issue Date, which must be no sooner than 10 Business Days and no later than 90 Business Days after the date the Exchange Notice is given;

(b) the number of Preference Shares to be issued;

(c) the Preference Share Initial Margin, which will be the RES Margin according to clause 3.1 at the date of the Exchange Notice; and

(d) the Preference Share Conversion Discount, which will be the RES Conversion Discount according to clause 7.1 at the date of the Exchange Notice.

If a RES Holder Redemption Notice has been given according to clause 6.4 in respect of a RES, an Exchange Notice may not be given in respect of that RES unless the Exchange Notice is given no later than where:

(e) clause 6.1(a) applies, 25 Business Days before the Reset Date; and

(f) clause 6.1(b) applies, 25 Business Days before the Realisation Date.

8.4 Exchange actions

On the Preference Share Issue Date in respect of any RES the subject of the Exchange Notice:

(a) IAG must give a Realisation Date Notice which must state:

(i) the Preference Share Issue Price being, for each Preference Share, an amount equal to the Redemption Amount; and

(ii) if, since the date of the Exchange Notice, the RES Margin or the RES Conversion Discount has been changed according to clause 9, the Preference Share Initial Margin and the Preference Share Conversion Discount as changed accordingly;

(b) IAG must complete a set of Preference Share Terms by including the Preference Share Issue Price, Preference Share Issue Date, Preference Share Initial Margin, Preference Share Conversion Discount, and the Bank Bill Rate for the first Dividend Period for the Preference Shares; and

(c) the relevant RES are Exchanged.

9 Reset provisions

9.1 Reset of distribution provisions

Subject to clause 9.2, the Issuer may on a Reset Date change any or all of:

(a) the next Reset Date;

(b) the RES Margin for each succeeding Interest Period until the next Reset Date; and

(c) the RES Conversion Discount.

These new terms will apply from (and including) the relevant Reset Date until (but not including) the next Reset Date. Any change made by the Issuer under this clause 9.1 must be notified according to clause 9.2 (**Reset Notice**).

9.2 Notification

(a) For a change made under clause 9.1 to be effective, the Reset Notice must be sent to the RES Holder no later than 50 Business Days before the relevant Reset Date.

(b) If the Issuer does not send a Reset Notice, the terms applying at the relevant Reset Date will continue. In this case, the next Reset Date will be such that the period to the next Reset Date is five years (in the case of the first Reset Date) or the same as the immediately preceding Reset Date (in any other case) until the relevant Reset Date.

10 Payments and other matters

10.1 Calculation of Interest Payments and Redemption Amounts

All calculations of payments will be rounded to four decimal places. For the purposes of making any payment in respect of a RES Holder's aggregate holding of RES, any fraction of a cent will be disregarded.

10.2 Deductions and gross-up

The Issuer may deduct from any payment payable to a RES Holder the amount of any withholding or other tax, duty or levy required by law to be deducted in respect of such payment (**Tax**).

If any deduction is required:

(a) the Issuer must pay the full amount required to be deducted to the relevant revenue authority within the time allowed for such payment without incurring penalty under the applicable law and will, if required by the RES Holder, deliver to the RES Holder the relevant receipt issued by the revenue authority without delay after it is received by the Issuer; and

(b) the Issuer must pay an additional amount (**Additional Amount**) to the RES Holder so that the RES Holder receives the same amount in respect of that payment as if no such deduction had been made from the payment except that no Additional Amount is payable in relation to any payment in respect of a RES:

(i) to, or to a third party on behalf of, a RES Holder who is liable to such Tax in respect of that RES by reason of the RES Holder having some connection with the Commonwealth of Australia or any political subdivision of the Commonwealth of Australia other than the mere holding of that RES or receipt of a payment on that RES;

(ii) to, or to a third party on behalf of, a RES Holder who could lawfully avoid (but has not avoided) the deduction or withholding by complying or procuring that any third party complies with any statutory requirements or by making or procuring that any third party makes a declaration of non-residence or similar cause for exemption to any revenue authority in the place where payment under that RES is made;

(iii) to, or to a third party on behalf of, a RES Holder who is liable to the Taxes in respect of that RES by reason of the RES Holder being an associate of the Issuer within the meaning of section 128F(9) of the Tax Act; or

(iv) to, or to a third party on behalf of, an Australian resident RES Holder, if that person has not supplied an appropriate tax file number, an Australian Business Number or exemption details.

This obligation in clause 10.2(b) is not subject to clause 3.3 or 4.8.

10.3 No set-off

The RES Holder has no right to set off any amounts owing by it to the Issuer against any claims owing by the Issuer.

10.4 Time limit for claims

A claim against the Issuer for payment according to these RES Terms is void unless made within five years of the due date for payment.

10.5 Manner of payment to RES Holders

An Interest Payment is payable by the Issuer to the RES Holder as provided in this clause 10.5. A Redemption Amount is payable by the Issuer to the Realisation Account. The Trustee will pay from that account moneys as provided in this clause 10.5, subject to the Trust Deed. In either case, moneys payable by the Issuer or the Trustee to a RES Holder may be paid in any manner the Issuer or Trustee (as the case may be) decides, including:

(a) by any method of direct credit determined by the Issuer or Trustee (as the case may be) to the RES Holder or RES Holders shown on the Register or to such person or place directed by them;

(b) by cheque sent through the post directed to the physical or postal address of the RES Holder as shown in the Register or, in the case of joint RES Holders, to the physical or postal address notified to the Registrar for receipt of such moneys (and in default of notification, to the physical or postal address shown in the Register as the address of the joint RES Holder first named in that Register); or

(c) by cheque sent through the post directed to such other physical or postal address as the RES Holder or joint RES Holders in writing direct.

10.6 Unpresented cheques

Cheques issued by the Issuer that are not presented within six months of being issued or such lesser period as determined by the Issuer may be cancelled. Where a cheque which is cancelled was drawn in favour of a RES Holder, the moneys to be held by the Issuer for the RES Holder as a non-interest bearing deposit or paid by the Issuer according to the legislation relating to unclaimed moneys.

10.7 Unsuccessful transfers

Subject to applicable law and the ASX Listing Rules, where the Issuer or Trustee:

(a) decides that an amount is to be paid to a RES Holder by a method of direct credit and the RES Holder has not given a direction as to where amounts are to be paid by that method; or

(b) attempts to pay an amount to a RES Holder by direct credit, electronic transfer of funds or any other means and the transfer is unsuccessful; or

(c) has made reasonable efforts to locate a RES Holder but is unable to do so,

the amount is to be held by the payer for the RES Holder as a non-interest bearing deposit until the RES Holder or any legal personal representative of the RES Holder claims the amount. If moneys or equivalent securities payable to the RES Holder under the RES have not been claimed by the RES Holder or any legal personal representative of the RES Holder for a period of 12 months after first becoming payable, those moneys or equivalent securities shall:

(d) be paid by the Trustee to the Issuer, if the Trustee has actual possession and control of such moneys or equivalent securities; and

(e) become the property of the Issuer.

10.8 Payment to joint RES Holders

A payment to any one of joint RES Holders will discharge the Issuer's liability in respect of the payment.

11 Amendment of these RES Terms

11.1 Amendment without consent

Subject to complying with all applicable laws, the Issuer and the Trustee may, by agreement in writing, amend these RES Terms:

(a) if the Issuer and Trustee are each of the opinion that the amendment is:

(i) of a formal, minor or technical nature;

(ii) made to cure any ambiguity or correct any manifest error;

(iii) expedient for the purpose of enabling RES to be listed for quotation or to retain listing on any stock exchange or to be offered for, or subscription for, sale under the laws for the time being in force in any place and it is otherwise not considered by the Issuer and the Trustee to be materially prejudicial to the interests of RES Holders as a whole;

(iv) necessary to comply with the provisions of any statute or the requirements of any statutory authority;

(v) to evidence the succession of another person to the Issuer and the assumption by any such successor of the undertakings and obligations of the Issuer under these RES Terms; or

(vi) done according to the Issuer's right in clause 7.4(c); or

(b) generally in any case where such amendment is considered by the Issuer and the Trustee not to be materially prejudicial to the interests of RES Holders as a whole.

11.2 Amendment with consent

Without limiting clause 11.1, the Issuer and the Trustee may amend these RES Terms if the amendment has been approved by a Special Resolution.

11.3 Meanings

In this clause 11, **amend** includes modify, cancel, alter or add to and **amendment** has a corresponding meaning.

12 Notices

12.1 Form

All notices, certificates, consents, approvals, waivers and other communications in connection with RES must be given in writing, signed by or on behalf of the sender and marked for attention as set out or referred to in the Details or, if the recipient has notified otherwise, then marked for attention in the way last notified.

12.2 Delivery

They must be:

(a) left at the address set out or referred to in the Details; or

(b) sent by prepaid post (airmail, if appropriate) to the address set out or referred to in the Details; or

(c) sent by fax to the fax number set out or referred to in the Details; or

(d) given in any other way permitted by law.

However, if the intended recipient has notified a changed postal address or changed fax number, then the communication must be to that address or number.

12.3 When effective

They take effect from the time they are received unless a later time is specified in them.

12.4 Receipt - postal

If sent by post, they are taken to be received three days after posting (or seven days after posting if sent to or from a place outside Australia).

12.5 Receipt - fax

If sent by fax, they are taken to be received at the time shown in the transmission report as the time that the whole fax was sent.

12.6 Receipt - general

Despite clauses 12.4 and 12.5, if they are received after 5.00pm in the place of receipt or on a day which is not a Business Day, they are taken to be received at 9.00am on the next Business Day.

12.7 Non-receipt of notice by a RES Holder

The non-receipt of a notice by a RES Holder or an accidental omission to give notice to a RES Holder will not invalidate the giving of that notice either in respect of that RES Holder or generally.

13 Substitution of Issuer

13.1 Substitution of Issuer

The Issuer may without the consent of RES Holders, substitute for itself any other IAG Entity (which may be incorporated in any country) as the debtor in respect of RES (**Substituted Issuer**) by giving notice to RES Holders and the Trustee, provided that:

(a) the Issuer and the Substituted Issuer have entered into all documents which are necessary to give effect to the substitution and in which the Substituted Issuer has undertaken in favour of RES Holders to be bound by these RES Terms and the Trust Deed, as the debtor in respect of the RES in place of the Issuer (or of any previous substitute under this clause 13) and each other Transaction Document to which the Issuer is party;

(b) the Substituted Issuer and the Issuer have obtained all necessary authorisations, regulatory and governmental approvals and consents for such substitution and for the performance by the Substituted Issuer of its obligations under RES and the documents effecting the substitution and each Transaction Document to which the Issuer is party;

(c) if applicable, the Substituted Issuer has appointed a process agent as its agent to receive service of process on its behalf in relation to any legal proceedings in connection with RES and each Transaction Document to which the Issuer is party; and

(d) except where the Trustee is satisfied that the substitution is not materially prejudicial to the interests of RES Holders as a whole, the Trustee has given its consent in writing to the substitution, which consent must not be unreasonably withheld or delayed.

13.2 Substituted Issuer's rights and obligations under documents

Upon any substitution according to clause 13.1, the Substituted Issuer succeeds to, and is substituted for, the Issuer under the RES with the same rights and obligations as if the Substituted Issuer had been named as the Issuer in these RES Terms and the Trust Deed, and the Issuer is released from its obligations under the RES, the RES Terms and the Trust Deed.

13.3 Further substitutions

After a substitution under clause 13.1, the Substituted Issuer may, without the consent of RES Holders or the Trustee, effect a further substitution (including to the Issuer or a previous Substituted Issuer). All the provisions specified in clauses 13.1 and 13.2 will apply (with necessary changes) and references in the RES Terms and the Trust Deed to the Issuer are taken, where the context so requires, to be or include references to any such further Substituted Issuer.

13.4 Notice to RES Holders

The Issuer must notify RES Holders of the particulars of any substitution according to this clause 13 in writing as soon as practicable after the substitution.

14 Quotation and Foreign RES Holders

14.1 Quotation on ASX

The Issuer must use all reasonable endeavours and furnish all such documents, information and undertakings as may be reasonably necessary in order to procure, at its own expense, quotation of RES on ASX.

14.2 Foreign RES Holders

Where RES held by a Foreign RES Holder are to be Converted or Exchanged, unless IAG is satisfied that the laws of the Foreign RES Holder's country of residence (as shown in the Register) permit the issue of Ordinary Shares or Preference Shares to the Foreign RES Holder (but as to which IAG is not bound to enquire), either unconditionally or after compliance with conditions which IAG in its absolute discretion regards as acceptable and not unduly onerous, the Ordinary Shares or Preference Shares which the Foreign RES Holder is obliged to accept will be issued to a nominee who will sell those Ordinary Shares or Preference Shares and pay a cash amount equal to the net proceeds received, after deducting any applicable brokerage, stamp duty and other taxes and charges, to that Foreign RES Holder.

15 Governing law and jurisdiction

15.1 Governing law

These RES Terms are governed by the law in force in the State of New South Wales, Australia.

15.2 Jurisdiction

The Issuer and each RES Holder submits to the non-exclusive jurisdiction of the courts of the State of New South Wales, Australia for the purpose of any legal proceedings arising out of these RES Terms or the Trust Deed.

16 Interpretation and definitions

16.1 Interpretation

(a) Unless otherwise specified, a reference to a clause or paragraph is a reference to a clause or paragraph of these RES Terms.

(b) If a calculation is required under these RES Terms, unless the contrary intention is expressed, the calculation will be rounded to four decimal places.

(c) Headings and boldings are for convenience only and do not affect the interpretation of these RES Terms.

(d) The singular includes the plural and vice versa.

(e) A reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them.

(f) If an event under these RES Terms must occur on a stipulated day which is not a Business Day, then the stipulated day will be taken to be the next Business Day.

(g) A reference to dollars A$, $ or cents is a reference to the lawful currency of Australia.

(h) Calculations, elections and determinations made by the Issuer under these RES Terms are binding on RES Holders in the absence of manifest error.

(i) The terms 'ASTC operating rules', 'proper ASTC transfer', 'takeover bid', 'related body corporate', 'relevant interest', 'scheme of arrangement' and 'subsidiary', when used in these RES Terms have the meaning given in the Corporations Act.

(j) A reference to a party to an agreement includes a reference to a replacement or substitute of the party according to that agreement.

(k) A reference to an agreement or deed includes a reference to that agreement or deed as amended or restated from time to time.

16.2 Definitions for RES Terms

The following expressions have the following meanings:

Acquisition Event means:

(a) a takeover bid is made to acquire all or some of the Ordinary Shares and the offer is, or becomes, unconditional and:
   (i) the bidder has a relevant interest in more than 50% of the Ordinary Shares on issue; or
   (ii) the IAG Directors issue a statement recommending acceptance of the offer; or

(b) a court approves a scheme of arrangement which, when implemented, will result in a person having a relevant interest in more than 50% of the Ordinary Shares.

ADI means an authorised deposit-taking institution according to the Banking Act 1959 (Cwlth).

APRA means the Australian Prudential Regulation Authority (ABN 79 635 582 658) or any successor body responsible for prudential regulation of IAG or the Group.

ASTC means ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532).

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691).

ASX Listing Rules means the listing rules of ASX with any modifications or waivers in their application to the Issuer or IAG which ASX may grant.

ASX Market Rules means the market rules of ASX.

Authorised Officer means a person appointed by the party to act as an authorised officer for the purposes of these RES Terms.

Bank Bill Rate has the meaning given in clause 3.1.

Bookbuild means the process conducted by IAG or its agents prior to the opening of the Offer whereby certain investors and brokers lodge bids for RES and, on the basis of those bids, IAG determines the RES Initial Margin and announces its determination prior to the opening of the Offer.

Business Day has the meaning given in the ASX Listing Rules.

Cash means cash (including the credit balances of the Custodian Bank Account and overnight or 24 hour call deposits with ADIs with a short term credit rating of at least 'A-1' by S&P).

Conversion has the meaning given in clause 4.1(b) and **Convert** and **Convertible** have corresponding meanings.

Corporations Act means the Corporations Act 2001 (Cwlth).

Custodian means the custodian of the Portfolio appointed according to the Portfolio Management Agreement.

Custodian Bank Account means the bank account maintained by the Custodian according to the Portfolio Management Agreement.

Details means the section of the Trust Deed headed "Details".

Directors means some or all of the directors of the Issuer acting as a board.

Distributable Portfolio Income Amount means, with respect to a RES and an Interest Period, the Net Portfolio Income for that Interest Period divided by the number of RES on issue at the end of that Interest Period.

Distributable Portfolio Proceeds Amount means, with respect to a RES and a Realisation Date, the Net Portfolio Proceeds divided by the number of RES then being Redeemed, Converted or Exchanged.

Eligible Security means a debt security which complies with clause 1 of schedule 2 of the Portfolio Management Agreement.

Exchange has the meaning given in clause 4.1(c) and **Exchangeable** and **Exchanged** have corresponding meanings.

Exchange Notice has the meaning given in clause 8.1.

Expiry Date means the first of the following to occur:

(a) all RES have been redeemed according to these RES Terms;

(b) the Portfolio Principal Balance is zero; or

(c) a Winding-Up Event has occurred in respect of IAG.

Face Value has the meaning given in clause 1.2.

Foreign RES Holder means a RES Holder whose address in the Register is a place outside Australia.

Franking Rate (expressed as a decimal) means the franking percentage (within the meaning of Part 3-6 of the Tax Act or any provisions that revise or replace that Part) applicable to the franking account of IAG at the relevant Interest Payment Date.

Group means IAG and its controlled entities.

IAG means Insurance Australia Group Limited (ABN 60 090 739 923).

IAG Directors means some or all of the directors of IAG acting as a board.

IAG Entity means IAG and each of its related bodies corporate.

IAG Portfolio means IAG Portfolio Limited (ABN 38 111 769 843).

Interest Payment has the meaning given in clause 3.1.

Interest Payment Date has the meaning given in clause 3.7.

Interest Period means in respect of:

(a) the first Interest Period, the period from (and including) the Issue Date until (but not including) the first Interest Payment Date; and

(b) each subsequent Interest Period, the period from (and including) the preceding Interest Payment Date until (but not including) the next Interest Payment Date.

Interest Rate has the meaning given in clause 3.1.

Issue Date means the date on which RES are issued.

Issue Price has the meaning given in clause 1.2.

Issuer means IAG Finance (New Zealand) Limited (ABN 97 111 268 243), through its New Zealand branch.

Issuer Notice means a notice given by, or taken to be given by, the Issuer according to clause 5.2 or 6.7(b).

Liquidation Event means in respect of a party:

(a) the party ceases or suspends the conduct of all of its business;

(b) a proceeding is commenced by the party or a person that controls the party, for an order that the party be dissolved, wound up or liquidated or for the appointment of a provisional liquidator, liquidator, receiver, receiver and manager, administrator, controller or similar official in respect of the party or all or substantially all of its property;

(c) a proceeding for an order of a kind described in paragraph (b) (other than a proceeding which is frivolous or vexatious) is commenced by any other person and is not dismissed within 30 Business Days of filing;

(d) a provisional liquidator, liquidator, receiver, receiver and manager, administrator, controller or similar official is appointed in respect of the party or all or substantially all of its property and such appointment is not revoked or set aside within 30 Business Days of such appointment; or

(e) the party executes a deed of company arrangement or enters into an arrangement with its creditors.

Meeting Provisions means the provisions which regulate the holding and conduct of meetings of the RES Holders according to the Trust Deed.

Net Portfolio Income means the net cash income received on or in respect of the Portfolio in an Interest Period determined by IAG Portfolio as follows:

(a) all interest and other distributions on the assets in the Portfolio;

(b) any net realised gains on the disposal of any assets in the Portfolio;

(c) any net realised gains on the maturity of any assets in the Portfolio;

(d) any fees received by the Issuer referable to the Portfolio or any use of the Portfolio;

(e) any amounts recovered in respect of a Write-Off; and

(f) any amounts received from an IAG Entity for the credit of the Portfolio,

less:

(g) any net realised losses on the disposal of any assets in the Portfolio;

(h) any net realised losses on the maturity of any assets in the Portfolio;

(i) any expenses reasonably attributable to the amounts described in paragraphs (a) to (e) above (but not any income tax in respect of those amounts) and not otherwise taken into account; and

(j) the aggregate of:

   (i) any liabilities, costs, charges and expenses incurred in relation to RES and payable to the Trustee, Custodian or Registrar according to any relevant Transaction Document; and

(ii) any remuneration due and payable to a receiver or receiver and manager appointed by the Trustee in respect of the property of the Issuer or IAG Portfolio,

in each case to the extent unpaid.

Net Portfolio Proceeds means, with respect to a Realisation Date, the Realisation Amount but excluding:

(a) any amount attributable to the Net Portfolio Income for the period ending on the relevant Realisation Date; and

(b) the aggregate of:

(i) any liabilities, costs, charges and expenses incurred in relation to RES and payable to the Trustee or the Custodian; and

(ii) remuneration due and payable to a receiver or receiver and manager appointed by the Trustee in respect of the property of the Issuer or IAG Portfolio,

in each case to the extent (after the application of any Net Portfolio Income) unpaid.

Offer means the invitation made by the Issuer according to the prospectus issued in respect of RES dated 22 November 2004.

Optional Interest Payment has the meaning given in clause 3.5.

Ordinary Share means a fully paid ordinary share in the capital of IAG.

Ordinary Share Issue Price has the meaning given in clause 7.1.

Portfolio means the aggregate assets held by the Custodian for IAG Portfolio and managed by the Portfolio Manager according to the Portfolio Management Agreement.

Portfolio Management Agreement means the portfolio management agreement executed by the Issuer, IAG, IAG Portfolio, the Portfolio Manager, the Trustee and the Custodian after the date of the Trust Deed.

Portfolio Manager means IAG Asset Management Limited (ABN 94 054 552 046) appointed as portfolio manager according to the Portfolio Management Agreement.

Portfolio Principal Balance means, at any time, the aggregate of the purchase prices of Portfolio Securities, and the aggregate amount of Cash at that time.

Portfolio Security means a debt obligation included in the Portfolio.

Preference Share means a fully paid preference share in the capital of IAG issued on Exchange according to the Preference Share Terms.

Preference Share Conversion Discount means the conversion discount for Preference Shares determined according to clauses 8.3(d) and 8.4(a)(ii).

Preference Share Initial Margin means the margin according to the Preference Share Terms.

Preference Share Issue Date means the date the Preference Shares are issued according to clause 8.3.

Preference Share Issue Price has the meaning given in clause 8.4(a)(i).

Preference Share Terms means the terms of issue of the Preference Shares, incorporated as schedule 2 to the Trust Deed.

Pricing Supplement means an instrument executed by the Issuer substantially in the form of schedule 4 to the Trust Deed stating the RES Initial Margin and the aggregate number of RES to be issued.

Realisation Account means the account in the name of the Trustee with an ADI into which only the Realisation Amount in respect of the Portfolio (or a Relevant Part) must be credited.

Realisation Amount means, with respect to a Realisation Date, the gross proceeds actually received on a realisation of the Portfolio or, where not all RES are to be Redeemed, Converted or Exchanged, a Relevant Part including any amount received from IAG under clause 6.1(a) of the Portfolio Management Agreement, less all costs and expenses incurred in connection with that realisation (but not any income tax in respect of that amount).

Realisation Date means:

(a) in the case of a Redemption, the date on which Redemption is to occur according to clause 4.2, 5.2 or 6.5;

(b) in the case of a Conversion, the date on which Conversion is to occur according to clause 5.2 or 6.5; and

(c) in the case of Exchange, the Preference Share Issue Date.

Realisation Date Notice means a notice given by the Issuer on a Realisation Date under clause 7.1 or 8.4.

Record Date means for payment of:

(a) an Interest Payment:
   (i) the date which is 11 Business Days before the Interest Payment Date for that Interest Payment; or
   (ii) in the case of the first Interest Payment Date, if the Issue Date is less than 11 Business Days before the first Interest Payment Date, the Issue Date; and

(b) an Optional Interest Payment, the date prior to the payment of the Optional Interest Payment that is determined by the Issuer,

or such other date as may be required by ASX.

Redemption has the meaning given in clause 4.1(a) and **Redeem** and **Redeemed** have corresponding meanings.

Redemption Amount means the amount payable to redeem RES on a Conversion, Exchange or Redemption according to clauses 4.1, 4.2, 4.7, 4.8 and 4.9.

Register means the register of RES maintained by the Registrar.

Registrar means Computershare Investor Services Pty Limited (ABN 48 078 279 277) or any other registrar that maintains the Register.

Regulatory Event means:

(a) the receipt by the Issuer or IAG of an opinion from a reputable legal counsel that, as a result of any amendment to, clarification of, or change (including any announcement of a prospective change) in, any law or regulation affecting securities laws of Australia or New Zealand or any official administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations which amendment, clarification or change is effective, or pronouncement, action or decision is announced, on or after the Issue Date, additional requirements would be imposed on the Issuer or IAG which the Issuer or IAG determines, at its absolute discretion, to be unacceptable;

(b) the determination by the IAG Directors that IAG is not or will not be entitled to treat all Preference Shares, when and if issued, as Tier 1 Capital; or

(c) the determination by the IAG Directors that IAG is not or will not be entitled according to applicable accounting standards to treat the Portfolio and its liability (on a consolidated basis) in respect of RES as off-set so that only the net amount (if any) is reported in its consolidated balance sheet.

Relevant Part means the part of the Portfolio determined by the Portfolio Manager comprising assets, the fair market value of which bears to the fair market value of the Portfolio as a whole, the same proportion as the number of RES to be Redeemed, Converted or Exchanged bears to the total number of RES on issue immediately prior to the Redemption, Conversion or Exchange.

RES means perpetual reset exchangable securities as described in clause 1.1 and issued by the Issuer according to these RES Terms.

RES Conversion Discount has the meaning given in clause 7.1.

RES Holder means the person whose name is registered in the Register as the holder of a RES.

RES Holder Redemption Notice has the meaning given in clause 6.4.

RES Initial Margin has the meaning given in clause 3.1.

RES Margin has the meaning given in clause 3.1.

RES Terms means these terms of issue of RES.

Resale has the meaning given in clause 6.7 and **Resell** and **Resold** have corresponding meanings.

Reset Date means, for the first Reset Date, 15 March 2010 and each subsequent Reset Date will occur on the fifth anniversary of the previous Reset Date unless changed according to clause 9.

Reset Notice has the meaning given in clause 9.1.

Special Resolution means a resolution passed at a meeting of RES Holders or by postal ballot (where allowed under the Meeting Provisions of the Trust Deed) by a majority of not less than 75% of the votes cast on it.

S&P means Standard & Poor's Rating Services.

Substituted Issuer has the meaning given in clause 13.

Tax Act means:

(a) the Income Tax Assessment Act 1936 (Cwlth) or the Income Tax Assessment Act 1997 (Cwlth) as the case may be, and a reference to any section of the Income Tax Assessment Act 1936 (Cwlth) includes a reference to that section as rewritten in the Income Tax Assessment Act 1997 (Cwlth); and

(b) any other Act setting the rate of income tax payable and any regulation promulgated under it.

Tax Event means the receipt by the Issuer or IAG of an opinion from a reputable legal counsel or other tax adviser in Australia or New Zealand or any other jurisdiction from which a payment is made on RES (each a **Relevant Jurisdiction**), experienced in such matters, to the effect that, as a result of:

(a) any amendment to, clarification of, or change (including any announced prospective change) in, the laws or treaties or any regulations of a Relevant Jurisdiction or any political subdivision or taxing authority of a Relevant Jurisdiction affecting taxation;

(b) any judicial decision, official administrative pronouncement, published or private ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to adopt such procedures or regulations) (**Administrative Action**); or

(c) any amendment to, clarification of, or change in an Administrative Action that provides for a position that differs from the current generally accepted position,

in each case, by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such amendment, clarification, change or Administrative Action is made known, which amendment, clarification, change or Administrative Action is effective or such pronouncement or decision is announced on or after the Issue Date, there is more than an insubstantial risk that IAG or the Issuer would be exposed to more than a de minimis increase in its costs (having regard to any tax deductions available to any IAG Entity and the ability of IAG to frank Interest Payments).

Tier 1 Capital means the core capital of IAG (on a solo basis if relevant) or the Group (on a consolidated basis) in each case, as defined by APRA.

Transaction Documents means:

(a) the Trust Deed (incorporating as schedule 1 these RES Terms and as schedule 2 the Preference Share Terms);

(b) the Portfolio Management Agreement; and

(c) any other document entered into in connection with any of them.

Trigger Event has the meaning given in clause 6.2.

Trigger Event Date means the date a Trigger Event occurs.

Trigger Event Notice has the meaning given in clause 6.3.

Trust Deed means the Trust Deed executed by the Issuer, IAG, IAG Portfolio and the Trustee on or around 20 November 2004.

Trustee means Permanent Trustee Company Limited (ABN 21 000 000 993) in its capacity as trustee for RES Holders according to the Trust Deed.

VWAP means, subject to any adjustments under clause 7.4, the average of the daily volume weighted average sale prices (rounded to the nearest full cent) of Ordinary Shares sold on ASX during the relevant period or on the relevant days but does not include any transaction defined in the ASX Market Rules as "special" crossings prior to the commencement of normal trading, crossings during the after hours adjust phase, crossings during the closing phrase, overnight crossings, or any overseas trades or trades pursuant to the exercise of options over Ordinary Shares.

VWAP Period means the period of 20 Business Days on which trading in Ordinary Shares took place immediately preceding the relevant Realisation Date.

Winding Up Event means where an order is made, or an effective resolution is passed, for the winding up of a party which is not revoked or set aside within 30 Business Days of such order being made or resolution passed.

Write-Off means a Portfolio Security which has been deemed to have been sold for nil consideration and no longer to be a Portfolio Security on account of it not having been sold or disposed of within 30 days of it ceasing to be an Eligible Security.

Appendix C Preference Share Terms

1 Preference Shares

(a) Preference Shares are fully paid preference shares in the capital of Insurance Australia Group Limited (**IAG**). They are issued, and may be Redeemed or Converted, according to these Preference Share Terms.

(b) The issue price of each Preference Share (**Preference Share Issue Price**) is *[state amount which is the Preference Share Issue Price being an amount equal to the Redemption Amount as defined in the RES Terms]*.

(c) The Preference Share Issue Date is *[state date which is the Realisation Date as defined in the RES Terms]*.

2 Dividends

2.1 Dividends

Subject to these Preference Share Terms, each Preference Share entitles the Preference Shareholder on a Record Date to receive on the relevant Dividend Payment Date a dividend (**Dividend**) calculated according to the following formula:

$$\textbf{Dividend} = \frac{\textbf{Dividend Rate} \times \textbf{Preference Share Issue Price} \times \textbf{N}}{365}$$

where:

Dividend Rate (expressed as a percentage per annum) is calculated according to the following formula:

$$\textbf{Dividend Rate} = (\textbf{Bank Bill Rate} + \textbf{Preference Share Margin}) \times (1 - \textbf{T})$$

where:

Bank Bill Rate (expressed as a percentage per annum) means:

(a) for the first Dividend Period, *[insert the percentage per annum which is applicable under the RES Terms being:*

(i) if the Preference Share Issue Date is 15 March, 15 June, 15 September or 15 December (or the Business Day following that day if that day is not a Business Day), the Bank Bill Rate as determined according to clause 2.1(b) on that date; or

(ii) if the Preference Share Issue Date is any other date, the Bank Bill Rate applicable to RES immediately prior to the issue of the Preference Shares]; and

(b) for any other Dividend Period, the average mid-rate for bills of a term of 90 days which average rate is displayed on Reuters page BBSW (or any page which replaces that page) on the first Business Day of the Dividend Period or if there is a manifest error in the calculation of that average rate or that average rate is not displayed by 10.30am (Sydney time) on that date, the rate specified in good faith by IAG at or around that time on that date having regard, to the extent possible, to:

(i) the rates otherwise bid and offered for bills of a term of 90 days or for funds of that tenor displayed on Reuters page BBSW (or any page which replaces that page) at that time on that date; or

(ii) if bid and offer rates for bills of a term of 90 days are not otherwise available, the rates otherwise bid and offered for funds of that tenor at or around that time on that date;

Preference Share Margin (expressed as a percentage per annum) means in respect of the period:

(a) to (but not including) the Step-Up Date, *[insert RES Margin immediately prior to the issue of the Preference Shares]* (**Preference Share Initial Margin**); and

(b) from (and including) the Step-Up Date, the Preference Share Initial Margin plus 1.00% per annum; and

T (expressed as a decimal) means the Australian corporate tax rate applicable to the franking account of IAG at the relevant Dividend Payment Date; and

N means in respect of:

(a) the first Dividend Payment Date, the number of days from (and including) the Preference Share Issue Date until (but not including) the first Dividend Payment Date; and

(b) each subsequent Dividend Payment Date, the number of days from (and including) the preceding Dividend Payment Date until (but not including) the relevant Dividend Payment Date.

2.2 Franking adjustments

If any Dividend is not franked to 100% under Part 3-6 of the Tax Act (or any provisions that revise or replace that Part), the Dividend will be calculated according to the following formula:

$$\textbf{Dividend} = \frac{\mathbf{D}}{1 - [\mathbf{T} \times (1 - \mathbf{F})]}$$

where:

D means the Dividend calculated under clause 2.1;

T has the meaning given in clause 2.1; and

F means the applicable Franking Rate.

2.3 Payment of a Dividend

Each Dividend (including an Optional Dividend) is subject to:

(a) the IAG Directors, at their absolute discretion, determining the Dividend to be payable;

(b) IAG having profits available for the payment of the Dividend;

(c) such payment of the Dividend not resulting in the Total Capital Adequacy Ratio or the Tier 1 Capital Ratio of the Group (on a consolidated basis) not complying with APRA's then current capital adequacy guidelines as they are applied to the Group at the time;

(d) unless APRA indicates that it has no objection, the amount of the Dividend not exceeding the profits after tax of the Group (on a consolidated basis) for the immediately preceding two half yearly financial periods for which results have been publicly announced by IAG (or any other amount as determined by APRA in its discretion to be applicable for the purpose of the Group's Tier 1 Capital instruments) less the aggregate amount of dividends or other distributions paid or payable by a member of the Group on its Tier 1 Capital instruments (but not including a dividend or distribution paid or payable to a member of the Group by another member of the Group) in the 12 month period up to and including the Dividend Payment Date; and

(e) APRA not otherwise objecting to the payment of the Dividend.

The IAG Directors, at their absolute discretion, may determine an Optional Dividend to be payable on any date, subject to this clause 2.3.

2.4 Dividends are non-cumulative

Dividends are non-cumulative. If all or any part of a Dividend (including an Optional Dividend) is not paid because of clause 2.3, IAG has no liability to pay the unpaid amount of the Dividend and, notwithstanding the IAG Directors' discretion to pay an Optional Dividend under clause 2.3, Preference Shareholders have no claim or entitlement in respect of such non-payment.

2.5 Dividend Payment Dates

Subject to this clause 2, Dividends (other than Optional Dividends) will be payable in arrears on the following dates (each a **Dividend Payment Date**):

(a) each 15 March, 15 June, 15 September or 15 December occurring after the Preference Share Issue Date until the Preference Share Exchange Date; and

(b) the Preference Share Exchange Date.

If a Dividend Payment Date is a day which is not a Business Day, then the Dividend Payment Date will be the next day which is a Business Day.

2.6 Record Dates

A Dividend is only payable on a Dividend Payment Date to those persons registered as Preference Shareholders on the Record Date for that Dividend.

An Optional Dividend is only payable on the date of payment determined by the IAG Directors to those persons registered as Preference Shareholders on the Record Date for that Optional Dividend.

2.7 Deductions

IAG may deduct from any Dividend payable the amount of any withholding or other tax, duty or levy required by law to be deducted in respect of such amount. If any such deduction has been made and the amount of the deduction accounted for by IAG to the relevant revenue authority and the balance of the Dividend payable has been paid to the relevant Preference Shareholder, then the full amount payable to such Preference Shareholder shall be deemed to have been duly paid and satisfied by IAG.

IAG shall pay the full amount required to be deducted to the relevant revenue authority within the time allowed for such payment without incurring any penalty under the applicable law and shall, if required by any Preference Shareholder, deliver to that Preference Shareholder the relevant receipt issued by the revenue authority without delay after it is received by IAG.

2.8 Restrictions in the case of non-payment

If:

(a) for any reason a Dividend has not been paid in full within 20 Business Days after the relevant Dividend Payment Date; or

(b) an Interest Payment scheduled to be paid on a RES that has been exchanged for a Preference Share was not paid in full within 20 Business Days of the relevant Interest Payment Date because of clause 3.3(b) of the RES Terms and remains unpaid,

IAG must not, without approval of a Special Resolution:

(c) declare or pay a dividend or make any distribution on any capital over which Preference Shares rank in priority for participation in profits; or

(d) redeem, reduce, cancel or acquire for any consideration any capital of IAG other than Preference Shares or capital ranking equally with or in priority to Preference Shares,

unless:

(e) four consecutive Dividends stated to be payable on Preference Shares after the Dividend Payment Date of the Dividend that has not been paid have been paid in full; or

(f) with the prior approval of APRA (if approval is then required), an optional dividend (**Optional Dividend**) has been paid to Preference Shareholders equal to the aggregate unpaid amount of any unpaid Dividends and Interest Payments which were scheduled to be paid in the 12 months prior to the date of payment of the Optional Dividend; or

(g) all Preference Shares have been Redeemed or Converted.

3 Redemption or Conversion

3.1 Redemption or Conversion

(a) **Redemption** means to redeem, buy back (other than by an on-market buy-back) or reduce capital in connection with Preference Shares (or any combination of these) for an amount of cash equal to the Preference Share Issue Price according to clause 3.6; and

(b) **Conversion** means to convert Preference Shares to a number of Ordinary Shares equivalent in value to the Preference Share Issue Price according to clause 3.7.

3.2 Redemption or Conversion by Preference Shareholders

Preference Shareholders have no right to seek or initiate Redemption or Conversion.

3.3 Redemption or Conversion by IAG

IAG may require Redemption or Conversion by giving a notice to Preference Shareholders (**Preference Share Exchange Notice**):

(a) at any time and in respect of all or some Preference Shares, if a Regulatory Event or Tax Event occurs;

(b) at any time and in respect of all (but not some only) Preference Shares, if the number of Preference Shares on issue is less than one million;

(c) no later than 35 Business Days after IAG has announced that an Acquisition Event has occurred according to clause 3.10, in respect of all (but not some only) Preference Shares; or

(d) at least 35 Business Days (but not more than three months) before any Dividend Payment Date from (and including) the Step-Up Date, in respect of all or some Preference Shares.

3.4 Preference Share Exchange Notices

(a) A Preference Share Exchange Notice given by IAG under clause 3.3 is irrevocable.

(b) If IAG gives a Preference Share Exchange Notice under clause 3.3, it must elect and specify which of the following it intends to do in respect of each Preference Share which is the subject of the Preference Share Exchange Notice:

(i) Redeem according to clause 3.6; or

(ii) Convert according to clause 3.7.

(c) A Preference Share Exchange Notice may specify that some Preference Shares which are the subject of the Preference Share Exchange Notice will be Redeemed and that some will be Converted.

(d) A Preference Share Exchange Notice must:

(i) state the date on which the Redemption or Conversion is to occur (**Preference Share Exchange Date**) which, in the case of a Preference Share Exchange Notice given under:

(A) clause 3.3(a), 3.3(b) or 3.3(c), will be the last Business Day of the month following the month in which the Preference Share Exchange Notice was given by IAG unless IAG determines an earlier Preference Share Exchange Date having regard to the best interests of Preference Shareholders (collectively) and the relevant event; and

(B) clause 3.3(d), will be the Dividend Payment Date immediately following the date the Preference Share Exchange Notice was given by IAG;

(ii) if the Preference Share Exchange Notice provides that Preference Shares are to be Redeemed, state whether the Preference Share Issue Price is payable by way of redemption, buy-back or reduction of capital or any combination of these; and

(iii) if less than all Preference Shares are being Redeemed or Converted, state the number of Preference Shares in each Preference Shareholder's holding that are to be Redeemed or Converted.

3.5 Partial Redemption or Conversion

(a) IAG cannot give a Preference Share Exchange Notice in respect of only some Preference Shares under clause 3.3 if, as at the date of the Preference Share Exchange Notice, the Redemption or Conversion would result in the number of Preference Shares on issue being less than one million.

(b) If some but not all Preference Shares are Redeemed or Converted, IAG must endeavour to treat Preference Shareholders on an approximately proportionate basis, but may discriminate to take account of the effect on marketable parcels and other logistical considerations.

3.6 Redemption

Subject to APRA's approval (if approval is then required), if IAG elects to Redeem the following provisions apply:

(a) IAG may Redeem the Preference Shares specified in the Preference Share Exchange Notice by payment of the Preference Share Issue Price to the Preference Shareholder on the relevant Preference Share Exchange Date;

(b) upon payment of the Preference Share Issue Price to the Preference Shareholder, all other rights conferred, or restrictions imposed, by the Preference Shares held by that Preference Shareholder under these Preference Share Terms will no longer have effect;

(c) if the Redemption involves a buy-back of Preference Shares, each Preference Shareholder agrees to accept the buy-back offer for their Preference Shares to which the Preference Share Exchange Notice relates and will be deemed to have sold those Preference Shares to IAG on the Preference Share Exchange Date; and

(d) if the Redemption involves a reduction of capital with respect to Preference Shares and under applicable law Preference Shareholders are entitled to vote on a resolution to approve that reduction of capital, each Preference Shareholder agrees to vote in favour of that resolution.

3.7 Conversion

If IAG elects to Convert, the following provisions apply:

(a) each Preference Share that is being Converted will Convert into one Ordinary Share on the Preference Share Exchange Date;

(b) each Preference Shareholder will be allotted, for no consideration, an additional number of Ordinary Shares for each Preference Share that is being Converted on the Preference Share Exchange Date equal to **one less than** the Conversion Number, where the Conversion Number is an amount calculated according to the following formula:

Conversion Number

$$= \frac{\textbf{Preference Share Issue Price}}{\textbf{VWAP} \times (1 - \textbf{Preference Share Conversion Discount})}$$

where:

VWAP (expressed as a dollar value) means the VWAP during the VWAP Period; and

Preference Share Conversion Discount (expressed as a decimal) means a conversion discount of *[insert decimal, being 0.025 or such other decimal as changed according to clause 9 of the RES Terms]*;

(c) if the total number of additional Ordinary Shares to be allotted to a Preference Shareholder in respect of their aggregate holding of Preference Shares upon Conversion includes a fraction of an Ordinary Share, that fraction of an Ordinary Share will be disregarded;

(d) a Preference Share, upon Conversion, confers all of the rights attaching to one Ordinary Share but these rights do not take effect until 5.00pm (Sydney time) on the Preference Share Exchange Date. At that time:

(i) all other rights conferred or restrictions imposed on that Preference Share under these Preference Share Terms will no longer have effect (except for rights relating to a Dividend which has been determined to be payable but has not been paid on or before the Preference Share Exchange Date which will continue); and

(ii) the Ordinary Share resulting from a Conversion will rank equally with all other Ordinary Shares.

Conversion does not constitute a redemption, buy-back, cancellation or termination of a Preference Share or an issue, allotment or creation of a new Ordinary Share (other than the additional Ordinary Shares allotted under clause 3.7(b)); and

(e) for the purposes of calculating VWAP under clause 3.7(b):

(i) where, on some or all of the Business Days in the relevant VWAP Period, Ordinary Shares have been quoted on ASX as cum dividend or cum any other distribution or entitlement and Preference Shares will Convert into Ordinary Shares after the date those Ordinary Shares no longer carry that dividend or any other distribution or entitlement, then the VWAP on the Business Days on which those Ordinary Shares have been quoted cum dividend or cum any other distribution or entitlement shall be reduced by an amount (**Cum Value**) equal to:

(A) (in case of a dividend or other distribution), the amount of that dividend or other distribution including, if the dividend or other distribution is franked, the amount that would be included in the assessable income of a recipient of the dividend or other distribution who is both a resident of Australia and a natural person under the Tax Act;

(B) (in the case of any other entitlement which is traded on ASX on any of those Business Days), the volume weighted average sale price of all such entitlements sold on ASX during the VWAP Period on the Business Days on which those entitlements were traded; or

(C) (in the case of any other entitlement not traded on ASX during the VWAP Period), the value of the entitlement as reasonably determined by the IAG Directors; and

(ii) where, on some or all of the Business Days in the VWAP Period, Ordinary Shares have been quoted on ASX as ex dividend or ex any other distribution or entitlement, and Preference Shares will Convert into Ordinary Shares which would be entitled to receive the relevant dividend or other distribution or entitlement, the VWAP on the Business Days on which those Ordinary Shares have been quoted ex dividend or ex any other distribution or entitlement shall be increased by the Cum Value; and

(iii) where the Ordinary Shares are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities during the VWAP Period, the VWAP shall be adjusted by the IAG Directors as they consider appropriate. Any adjustment made by the IAG Directors will constitute an

alteration to these Preference Share Terms and will be binding on all Preference Shareholders and these Preference Share Terms will be construed accordingly. Any such adjustment will promptly be notified to all Preference Shareholders.

3.8 Power of attorney

Each Preference Shareholder appoints each of IAG, its officers and any liquidator or administrator of IAG (each an **Attorney**) severally to be the attorney of the Preference Shareholder with power in the name and on behalf of the Preference Shareholder to sign all documents and transfers and do any other thing as may in the Attorney's opinion be necessary or desirable to be done in order for the Preference Shareholder to observe or perform the Preference Shareholder's obligations under these Preference Share Terms including, but not limited to, accepting any buy-back offer or exercising voting power in relation to any consent or approval required for Redemption or Conversion.

The power of attorney given in this clause 3.8 is given for valuable consideration and to secure the performance by the Preference Shareholder of the Preference Shareholder's obligations under these Preference Share Terms and is irrevocable.

3.9 On-market buy-backs

Subject to APRA's approval (if approval is then required), IAG may buy back Preference Shares at any time and at any price by an on-market buy-back.

3.10 Notice of Acquisition Event

IAG must notify Preference Shareholders of the occurrence of an Acquisition Event by announcement to ASX as soon as practicable after becoming aware of that event.

4 Preference Shares general rights

4.1 Ranking

Preference Shares rank equally among themselves and with RPS1 and RPS2 in all respects and are subordinated to any depositors and creditors of IAG. The issue of any other preference shares or the conversion of any existing shares into preference shares which rank in priority to Preference Shares in respect of dividends or return of capital on a winding-up constitutes an alteration of the rights attached to Preference Shares and must not occur without the approval of a Special Resolution.

IAG reserves the right to issue further Preference Shares or preference shares, or permit the conversion of shares to preference shares, which rank equally with or behind existing Preference Shares, whether in respect of dividends, return of capital on a winding-up or otherwise. Such an issue does not constitute a variation or cancellation of the rights attached to the then existing Preference Shares.

4.2 Preferential dividend

Preference Shares rank in priority to Ordinary Shares for the payment of dividends.

4.3 Calculations of payments

All calculations of payments will be rounded to four decimal places. For the purposes of making any payment in respect of a Preference Shareholder's aggregate holding of Preference Shares, any fraction of a cent will be disregarded.

4.4 No set-off

Any amount due to a Preference Shareholder in respect of Preference Shares may not be set off against any claims by IAG on the Preference Shareholder.

4.5 Return of capital

If there is a return of capital on a winding-up of IAG, Preference Shareholders will be entitled to receive out of the assets of IAG available for distribution to Preference Shareholders, in respect of each Preference Share held, an amount of cash (**Liquidation Sum**) equal to the sum of:

(a) the amount of any Dividend (including any Optional Dividend) determined to be paid but unpaid; and

(b) the Preference Share Issue Price,

before any return of capital is made to Ordinary Shareholders or any other class of shares ranking behind Preference Shares.

4.6 Shortfall on winding-up

If, upon a return of capital on a winding-up of IAG, there are insufficient funds to pay in full the Liquidation Sum and the amounts payable in respect of any other shares in IAG ranking equally with Preference Shares on a winding up of IAG, Preference Shareholders and the holders of any such other shares will share in any distribution of assets of IAG in proportion to the amounts to which they are entitled respectively.

4.7 No participation in surplus assets

Preference Shares do not confer on their Preference Shareholders any further right to participate in the surplus assets of IAG on a winding up beyond payment of the Liquidation Sum.

4.8 Takeover bids and schemes of arrangement

If a takeover bid is made for Ordinary Shares, acceptance of which is recommended by the IAG Directors, or the IAG Directors recommend a scheme of arrangement in respect of the Ordinary Shares which takeover bid or scheme would result in a person other than IAG having a relevant interest in more than 50% of Ordinary Shares that will be on issue after the takeover or scheme of arrangement is implemented, the IAG Directors will use reasonable endeavours to procure that equivalent takeover offers are made to Preference Shareholders or that they are entitled to participate in the scheme of arrangement or a similar transaction.

4.9 No other rights

Preference Shares do not confer on Preference Shareholders any right to participate in profits or property of IAG except as set out in these Preference Share Terms.

Preference Shares do not confer on Preference Shareholders any right to subscribe for new securities in IAG or to participate in any bonus issues of shares in IAG's capital.

5 Voting rights

Preference Shareholders will not be entitled to vote at any general meeting of IAG except in the following circumstances:

(a) on a proposal:
- (i) to reduce the capital of IAG;
- (ii) that affects rights attached to Preference Shares;
- (iii) to wind up IAG; or
- (iv) for the disposal of the whole of the property, business and undertaking of IAG;

(b) on a resolution to approve the terms of a buy-back agreement other than a resolution to approve a Redemption;

(c) during a period in which a Dividend or part of a Dividend is in arrears; or

(d) during the winding-up of IAG.

Each Preference Shareholder who has a right to vote on a resolution is entitled to the number of votes specified in Article 11.23 of IAG's constitution (or any provision or provisions that revise or replace that Article).

6 Notice and reports

Each Preference Shareholder is entitled to receive notice of any general meeting of IAG and a copy of every circular and like document sent out by IAG to Ordinary Shareholders and to attend and speak at general meetings of IAG.

7 Quotation on ASX

IAG must use all reasonable endeavours and furnish all such documents, information and undertakings as may be reasonably necessary in order to procure, at its own expense, quotation of Preference Shares on ASX.

8 Amendment of these Preference Share Terms

8.1 Amendment without consent

Subject to complying with all applicable laws and with APRA's prior approval (if approval is then required), IAG may amend these Preference Share Terms:

(a) if IAG is of the opinion that the amendment is:
- (i) of a formal, minor or technical nature;
- (ii) made to cure any ambiguity or correct any manifest error;
- (iii) expedient for the purpose of enabling the Preference Shares to be listed for quotation or to retain listing on any stock exchange or to be offered for, or subscription for, sale under the laws for the time being in force in any place and it is otherwise not considered by IAG to be materially prejudicial to the interests of Preference Shareholders as a whole; or
- (iv) necessary to comply with the provisions of any statute or the requirements of any statutory authority;

(b) according to IAG's right in clause 3.7(e)(iii); or

(c) generally, in any case where such amendment is considered by IAG not to be materially prejudicial to the interests of Preference Shareholders as a whole.

8.2 Amendment with consent

Without limiting clause 8.1, IAG may, with APRA's prior approval (if approval is then required), amend these Preference Share Terms if the amendment has been approved by a Special Resolution.

8.3 Meanings

In this clause 8, **amend** includes modify, cancel, alter or add to and **amendment** has a corresponding meaning.

9 Interpretation and definitions

9.1 Interpretation

(a) Unless the context otherwise requires, if there is any inconsistency between the provisions of these Preference Share Terms and IAG's constitution, then to the maximum extent permitted by law, the provisions of these Preference Share Terms will prevail.

(b) Unless otherwise specified, the IAG Directors may exercise all powers of IAG under these Preference Share Terms as are not, by the Corporations Act or by IAG's constitution, required to be exercised by IAG in general meeting.

(c) Notices may be given by IAG to a Preference Shareholder in the manner prescribed by IAG's constitution for the giving of notices to members of IAG and the relevant provisions of IAG's constitution apply with all necessary modification to notices to Preference Shareholders.

(d) Unless otherwise specified, a reference to a clause is a reference to a clause of these Preference Share Terms.

(e) If a calculation is required under these Preference Share Terms, unless the contrary intention is expressed, the calculation will be rounded to four decimal places.

(f) Definitions and interpretation under IAG's constitution will also apply to these Preference Share Terms unless the contrary intention is expressed.

(g) Any provisions which refer to the requirements of APRA or any other prudential regulatory requirements will apply to IAG only if IAG is an entity, or the holding company of an entity, subject to regulation and supervision by APRA at the relevant time.

(h) The terms takeover bid, relevant interest, scheme of arrangement, buy-back and on-market buy-back when used in these Preference Share Terms have the meaning given in the Corporations Act.

(i) Headings and boldings are for convenience only and do not affect the interpretation of these Preference Share Terms.

(j) The singular includes the plural and vice versa.

(k) A reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them.

(l) If an event under these Preference Share Terms must occur on a stipulated day which is not a Business Day, then the stipulated day will be taken to be the next Business Day.

(m) A reference to dollars, A$, $ or cents is a reference to the lawful currency of Australia.

(n) Calculations, elections and determinations made by IAG under these Preference Share Terms are binding on Preference Shareholders in the absence of manifest error.

9.2 Definitions for Preference Share Terms

Acquisition Event means:

(a) a takeover bid is made to acquire all or some Ordinary Shares and the offer is, or becomes, unconditional and:

- (i) the bidder has a relevant interest in more than 50% of the Ordinary Shares on issue; or
- (ii) the IAG Directors issue a statement recommending acceptance of the offer; or

(b) a court approves a scheme of arrangement which, when implemented, will result in a person other than IAG having a relevant interest in more than 50% of the Ordinary Shares.

APRA means the Australian Prudential Regulation Authority (ABN 79 635 582 658) or any successor body responsible for prudential regulation of IAG or the Group.

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691).

ASX Listing Rules means the listing rules of ASX with any modifications or waivers in their application to IAG, which ASX may grant.

ASX Market Rules means the market rules of ASX.

Bank Bill Rate has the meaning given in clause 2.1.

Business Day means a business day as defined in the ASX Listing Rules.

Conversion has the meaning given in clause 3.1(b) and **Convert** and **Converted** have corresponding meanings.

Conversion Number has the meaning given in clause 3.7(b).

Corporations Act means the Corporations Act 2001 (Cwlth).

Dividend has the meaning given in clause 2.1.

Dividend Payment Date has the meaning given in clause 2.5 whether or not a Dividend is paid on that date.

Dividend Period means in respect of:

(a) the first Dividend Period, the period from (and including) the Preference Share Issue Date until (but not including) the first Dividend Payment Date following the Preference Share Issue Date; and

(b) each subsequent Dividend Period, the period from (and including) the preceding Dividend Payment Date until (but not including) the next Dividend Payment Date.

Dividend Rate has the meaning given in clause 2.1.

Franking Rate (expressed as a decimal) means the franking percentage (within the meaning of Part 3-6 of the Tax Act or any provisions that revise or replace that Part) applicable to the franking account of IAG at the relevant Dividend Payment Date.

Group means IAG and its controlled entities.

IAG means Insurance Australia Group Limited (ABN 60 090 739 923).

IAG Directors means some or all of the directors of IAG.

Interest Payment has the meaning given in the RES Terms.

Interest Payment Date has the meaning given in the RES Terms.

Liquidation Sum has the meaning given in clause 4.5.

Optional Dividend has the meaning given in clause 2.8(f).

Ordinary Share means a fully paid ordinary share in the capital of IAG.

Ordinary Shareholder means a person whose name is registered as the holder of an Ordinary Share.

Preference Share has the meaning given in clause 1(a).

Preference Share Conversion Discount has the meaning given in clause 3.7(b).

Preference Share Exchange Date has the meaning given in clause 3.4(d).

Preference Share Exchange Notice has the meaning given in clause 3.3.

Preference Share Initial Margin has the meaning given in clause 2.1.

Preference Share Issue Date has the meaning given in clause 1(c).

Preference Share Issue Price has the meaning given in clause 1(b).

Preference Share Margin has the meaning given in clause 2.1.

Preference Share Terms means these terms of issue of Preference Shares.

Preference Shareholder means a person whose name is registered as the holder of a Preference Share.

Record Date means for payment of:

(a) a Dividend, the date which is 11 Business Days before the Dividend Payment Date for that Dividend (or, in the case of the first Dividend Payment Date, if the Preference Share Issue Date is less than 11 Business Days before the first Dividend Payment Date, the Preference Share Issue Date); and

(b) an Optional Dividend, the date prior to the payment of the Optional Dividend that is determined by the IAG Directors,

or such other date as may be required by ASX.

Redemption has the meaning given in clause 3.1(a) and **Redeem** and **Redeemed** have corresponding meanings.

Regulatory Event means:

(a) the receipt by IAG of an opinion from a reputable legal counsel that, as a result of any amendment to, clarification of or change (including any announcement of a prospective change) in, any law or regulation affecting securities laws of Australia or any official administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations which amendment, clarification or change is effective, or pronouncement, action or decision is announced, on or after the Preference Share Issue Date, additional requirements would be imposed on IAG which the IAG Directors determine at their absolute discretion, to be unacceptable; or

(b) the determination by the IAG Directors that IAG is not or will not be entitled to treat all Preference Shares as Tier 1 Capital.

RES means perpetual reset exchangable securities that are redeemable for cash, convertible into Ordinary Shares and exchangeable into Preference Shares and issued by IAG Finance (New Zealand) Limited (ABN 97 111 268 243) according to the RES Terms.

RES Terms means the terms of issue of RES contained in schedule 1 to the Trust Deed.

RPS1 means the reset preference shares issued by IAG according to the terms of issue set out in appendix A of the prospectus dated 6 May 2002.

RPS2 means the reset preference shares issued by IAG according to the terms of issue set out in appendix A of the prospectus dated 20 May 2003.

Special Resolution means a resolution passed at a meeting of Preference Shareholders by a majority of at least 75% of the votes validly cast by Preference Shareholders in person or by proxy and entitled to vote on the resolution.

Step-Up Date means the first Dividend Payment Date on or after the ten year anniversary of the Preference Share Issue Date.

Tax Act means:

(a) the Income Tax Assessment Act 1936 (Cwlth) or the Income Tax Assessment Act 1997 (Cwlth) as the case may be and a reference to any section of the Income Tax Assessment Act 1936 (Cwlth) includes a reference to that section as rewritten in the Income Tax Assessment Act 1997 (Cwlth); and

(b) any other Act setting the rate of income tax payable and any regulation promulgated under it.

Tax Event means the receipt by IAG of an opinion from a reputable legal counsel or other tax adviser in Australia, experienced in such matters to the effect that, as a result of:

(a) any amendment to, clarification of, or change (including any announced prospective change), in the laws or treaties or any regulations of Australia or any political subdivision or taxing authority of Australia affecting taxation;

(b) any judicial decision, official administrative pronouncement, published or private ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to adopt such procedures or regulations) (**Administrative Action**); or

(c) any amendment to, clarification of, or change in, an Administrative Action that provides for a position that differs from the current generally accepted position,

in each case, by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such amendment, clarification, change or Administrative Action is made known, which amendment, clarification, change or Administrative Action is effective, or such pronouncement or decision is announced, on or after the Preference Share Issue Date, there is more than an insubstantial risk that IAG would be exposed to more than a de minimis increase in its costs (having regard to any tax deductions available to IAG and the ability of IAG to frank Dividends) in relation to Preference Shares.

Tier 1 Capital means the core capital of IAG (on a solo basis if relevant) or the Group (on a consolidated basis) in each case, as defined by APRA.

Tier 1 Capital Ratio means the ratio so described by APRA.

Total Capital Adequacy Ratio means the ratio so described by APRA.

Trust Deed means the trust deed executed by IAG Finance (New Zealand) Limited (ABN 97 111 268 243), IAG, IAG Portfolio Limited (ABN 38 111 769 843) and Permanent Trustee Company Limited (ABN 21 000 000 993) on or around 20 November 2004.

VWAP means, subject to any adjustments under clause 3.7(e), the average of the daily volume weighted average sale prices (rounded to the nearest full cent) of Ordinary Shares sold on ASX during the relevant period or on the relevant days but does not include any transaction defined in the ASX Market Rules as "special" crossings prior to the commencement of normal trading, crossings during the after hours adjust phase, crossings during the closing phase, overnight crossings, or any overseas trades or trades pursuant to the exercise of options over Ordinary Shares.

VWAP Period means the period of 20 Business Days on which trading in Ordinary Shares took place immediately preceding the relevant Preference Share Exchange Date.

Appendix D Financial Services Guide

What is the purpose and content of this guide?

This Financial Services Guide ("FSG") dated 11 March 2004 is an important document. You should read it carefully and make sure you understand it. This FSG provides generic information about UBS AG, Australia Branch (ABN 47 088 129 613) ("UBS AG", "us", "we", "our") and the services we offer.

This guide also provides specific information about how you pay for our services. UBS AG is providing this FSG to give you key information about the types of financial services we offer. The FSG is intended to assist you in deciding whether to use any of the services offered.

The FSG contains, among other things:

- a summary of the financial services which we are authorised to provide and the kinds of financial products to which those services relate;
- information about the capacity in which we act when providing services to you;
- information about your rights as an investor;
- details on how you can instruct us in relation to your investment;
- information about the Product Disclosure Statement(s) and any Statement of Advice which you may receive from us;
- information about remuneration that may be paid to us and other relevant persons in relation to the services provided;
- information about how complaints against us are dealt with; and
- information which you can request when you are provided with further market-related advice.

In addition to this FSG, you may, from time to time, receive from UBS AG, a Product Disclosure Statement ("PDS"), a Statement of Advice ("SOA"), or a Record of Advice.

It is not UBS AG's policy to provide personal financial product advice. If however, you do receive personal financial product advice from UBS AG, you will be provided with an SOA. The SOA will include a statement of UBS AG's advice, the basis for that advice, as well as information about remuneration and fees that UBS AG may receive in connection with giving you the advice and interests, relationships or associations that may influence the advice.

If UBS AG makes a recommendation to acquire a particular financial product (other than securities) or offer to issue, or arrange the issue of a financial product to you, it will also provide you with a PDS. There are a number of exceptions to when UBS AG must provide a PDS including: where you already have a current PDS; you hold a financial product of the same kind and you have access to current information about that kind of financial product; or the offer is made under a distribution reinvestment plan or switching facility.

The PDS contains details about the particular product and any significant risks associated with holding the product, any amounts that you must pay, and in the case of products which will or may generate a return, information about any commission or other similar payments that will or may impact on the amount of the returns payable to you.

Important information is provided below in answer to commonly asked questions.

Who will be responsible for the financial services given to you?

The financial services listed below will be provided by UBS AG. UBS AG is an Australian Financial Services Licensee under the Corporations Act (Licence No. 231087). It is a foreign Authorised Deposit-Taking Institution under the Banking Act 1959 (Cth), a Full Participant of the Sydney Futures Exchange, a Clearing Participant of SFE Clearing, and a Full Member of Austraclear.

What financial services are we authorised to provide?

UBS AG is authorised to provide the following financial services:

1. Advising in the following classes of financial products:
   - securities;
   - debentures, stocks or bonds issued or proposed to be issued by a government;
   - derivatives;
   - foreign exchange contracts;
   - warrants which may be managed investment products;
   - managed investment schemes (excluding investor directed portfolio services); and
   - deposit and payment products;
2. Dealing in the following classes of financial products:
   - securities;
   - debentures, stocks or bonds issued or proposed to be issued by a government;
   - derivatives;
   - foreign exchange contracts;
   - warrants which may be managed investment products;
   - managed investment schemes (excluding investor directed portfolio services); and
   - deposit and payment products;
3. Underwriting interests in managed investment schemes and issues of securities; and
4. Making markets for all financial products.

How will you pay for the services and how are any commissions, fees or other benefits calculated?

You may pay UBS AG a fee depending on the services and / or products you choose and the amount you invest.

In particular, UBS AG may receive fees and other benefits from the financial products that it issues to you. To the extent that a PDS is required for a transaction involving a particular financial product, the PDS for the financial product will disclose details of commissions, fees or other benefits received by UBS AG (and any of its related companies) in respect of the transaction involving that financial product.

Related entities of UBS AG may provide financial services in connection with financial products issued by UBS AG. For example, in respect of financial products issued by UBS AG, UBS Securities Australia Limited (ABN 62 008 586 481) may act as broker and market maker. UBS Nominees Pty Limited (ABN 32 001 450 522) may also provide custodial services for financial products provided by UBS AG.

Will anyone be paid for referring me to you?

UBS AG has arrangements with a number of financial intermediaries in relation to the provision of financial products by it to clients of those financial intermediaries. In those circumstances, a referral fee may be paid to the financial intermediary.

This referral fee is usually based on the value of the transaction or financial product that has been provided to you, and the total fee paid will range from 0% to 8% of the value of that transaction or product. The referral fee may be paid in the form of an upfront selling fee and/or periodic trail fees.

In what capacity do we act?

When providing the above financial services to you we act in a principal capacity and not as a representative of any other person.

What kind of advice will you receive?

It is UBS AG's policy not to provide personal financial product advice. To the extent any advice is given, it is general financial product advice and does not take account of your personal circumstances, needs or objectives. Thus any resulting investment may not be appropriate to your needs and objectives and you should carefully assess how appropriate the recommendations are in light of your particular investment objectives, financial situation and needs.

General financial product advice may also be given through research reports and in product disclosure statements. This advice is not personal advice as it does not consider your personal circumstances, needs or objectives. You should consider your personal objectives, financial situation and needs when reviewing this information before making any decision relating to a financial product, and seek professional independent advice if you think that is appropriate.

What are your rights as an investor?

Where you do receive personal financial product advice your adviser is obliged to have a reasonable basis for the advice given. This means that your adviser must give consideration to your investment objectives, financial situation and particular needs and conduct a reasonable investigation of the subject matter of the advice. If you do not wish to provide personal information, your adviser will be limited in his or her ability to make recommendations specific to your requirements.

You have the right to be advised about any remuneration (including commissions) or other benefit that UBS AG, your adviser and other relevant persons are to receive that may reasonably be expected to be capable of influencing the advice provided to you.

How can you instruct us to buy or sell your investment or change your service arrangements with us?

You must specify to your adviser or to UBS AG exactly what you want us to do. You may give us instructions by telephone, facsimile, in writing or any other means that we agree with you.

What information do we maintain in your file?

We maintain a record of items of personal information that you have provided to us, for example, as recorded in your account opening forms, financial product application forms or transaction documents.

All personal information (as defined in the Privacy Act 1988 (Cth)) collected from you will be used and stored by us in accordance with the Privacy Policy for UBS AG. A copy of the Privacy Policy can be made available to you on request.

What can you do if you have a complaint?

If you have a complaint about the service provided to you by UBS AG or any of their representatives, you should take the following steps.

1. Contact the UBS AG Representative with whom you have been dealing and tell that person about your complaint.
2. If your complaint is not satisfactorily resolved within 3 business days, please contact our Regional Manager in your State or put your complaint in writing and send it to us at the following address:

   The Complaints Officer
   c/- Legal & Compliance Department
   UBS
   Level 25, Governor Phillip Tower
   1 Farrer Place
   Sydney NSW 2000

We will try to resolve your complaint quickly and fairly.

3. If you still do not get a satisfactory outcome, you have the right to complain to:

   Financial Industry Complaints Service Limited
   PO Box 579, Collins Street West
   Melbourne VIC 8007
   Telephone: 1300 78 08 08
   Fax: 03 9621 2291
   Email: fics@fics.asn.au

The Australian Securities and Investment Commission (ASIC) also has a free call Infoline on 1300 300 630 which you may use to make a complaint and obtain information about your rights.

If you would like clarification of any of the matters discussed in this Guide, or require further information including a copy of our internal complaint policy, please contact your adviser.

Contact details

If you have any queries, you can contact us on (612) 9324 2000.

Corporate directory

Issuer
IAG Finance (New Zealand) Limited
Level 26, 388 George Street
Sydney NSW 2000

IAG Finance (New Zealand) Limited
New Zealand branch
IAG House
Level 10, 151 Queen Street
Auckland New Zealand

The Issuer is a wholly-owned subsidiary of
Insurance Australia Group Limited
Level 26, 388 George Street
Sydney NSW 2000

Legal adviser
Mallesons Stephen Jaques
Level 60, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

Auditor
KPMG
10 Shelley Street
Sydney NSW 2000

Tax adviser
Mallesons Stephen Jaques
Level 60, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

Trustee
Permanent Trustee Company Limited
Level 4, 35 Clarence Street
Sydney NSW 2000

Registry
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000

Lead Manager & Bookrunner
UBS AG, Australia Branch
Level 25, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

Senior Co-Managers
Citigroup Global Markets Australia Pty Limited
Level 22, 2 Park Street
Sydney NSW 2000

Goldman Sachs JBWere Pty Limited
Level 48, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

Macquarie Equities Limited
No.1 Martin Place
Sydney NSW 2000

Ord Minnett Limited
Level 8, NAB House
255 George Street
Sydney NSW 2000

UBS Private Clients Australia Limited
Level 8, 530 Collins Street
Melbourne VIC 3000

Co-Managers
Bell Potter Securities Limited
Level 33, Grosvenor Place
225 George Street
Sydney NSW 2000

Commonwealth Securities Limited
Level 14, 363 George Street
Sydney NSW 2000

Deutsche Securities Australia Limited
Level 18, Grosvenor Place
225 George Street
Sydney NSW 2000

Grange Securities Limited
Level 33, 264 George Street
Sydney NSW 2000

Tricom Equities Limited
Level 9, Exchange House
10 Bridge Street
Sydney NSW 2000

RES Information Line 1300 666 635
Monday to Friday (8.30am to 5.30pm)

IAG
Insurance
Australia
Group

Issuer
IAG Finance (New Zealand) Limited
(ABN 97 111 268 243),
through its New Zealand branch
The Issuer is a wholly-owned subsidiary of
Insurance Australia Group Limited
(ABN 60 090 739 923)

RECEIVED
2004 DEC 14 A 10:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**INSURANCE AUSTRALIA GROUP LIMITED**
ABN	**60 090 739 923**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Ms Dominique Fisher
Date of last notice	15 December 2003
Date that director ceased to be director	10 November 2004

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
4,799 ordinary shares

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**INSURANCE AUSTRALIA GROUP LIMITED**
ABN	**60 090 739 923**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Ms Anne Keating
Date of last notice	15 December 2003
Date that director ceased to be director	10 November 2004

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
709 ordinary shares

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**INSURANCE AUSTRALIA GROUP LIMITED**
ABN	**60 090 739 923**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ms Yasmin Allen
Date of appointment	10 November 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

The results of the proxy voting on the polls carried out in respect of each of the above resolutions are set out on Schedule A attached to this letter.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attachment (1 page)

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**INSURANCE AUSTRALIA GROUP LIMITED**
ABN	**60 090 739 923**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Ms Dominique Fisher
Date of last notice	15 December 2003
Date that director ceased to be director	10 November 2004

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
4,799 ordinary shares

+ See chapter 19 for defined terms.

RECEIVED
2004 DEC 14 A 10: 15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**INSURANCE AUSTRALIA GROUP LIMITED**
ABN	**60 090 739 923**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Ms Dominique Fisher
Date of last notice	15 December 2003
Date that director ceased to be director	10 November 2004

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
4,799 ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Ms Dominique Fisher, as a beneficiary of a non-executive director share plan trust. Following her resignation, Ms Fisher will become the registered holder of these shares.	55,450 ordinary shares

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**INSURANCE AUSTRALIA GROUP LIMITED**
ABN	**60 090 739 923**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Ms Anne Keating
Date of last notice	15 December 2003
Date that director ceased to be director	10 November 2004

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
709 ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Ms Anne Keating, as a beneficiary of a non-executive director share plan trust. Following her resignation, Ms Keating will become the registered holder of these shares.	18,001 ordinary shares

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**INSURANCE AUSTRALIA GROUP LIMITED**
ABN	**60 090 739 923**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ms Yasmin Allen
Date of appointment	10 November 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
	Nil

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG Insurance Australia Group

10 November 2004

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')
CHANGE OF DIRECTORS and
ANNUAL GENERAL MEETING POLL RESULTS

Change of Directors

We confirm that Ms Dominique Fisher and Ms Anne Keating retired as directors of IAG at the conclusion of the company's Annual General Meeting held today.

We also confirm that Ms Yasmin Allen and Mr Brian Schwartz were elected as directors of IAG today. Mr Schwartz will take up his directorship of IAG effective 1 January 2005.

Annual General Meeting Poll Results

At the Annual General Meeting of shareholders held today, polls were held on all items of business as set out in the Notice of Meeting dated 7 September 2004. The Returning Officer has advised that the results of the polls are as follows:

ORDINARY BUSINESS

Election of Directors

Resolution 1: To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"Election of a Director, Ms Yasmin Allen"

The motion was passed as an ordinary resolution.

Resolution 2: To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"Election of a Director, Mr Brian Schwartz"

The motion was passed as an ordinary resolution.

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE N+I

N:\CSCDept\CSCUser\ASX\2004\Nov\101104 AGM Resolutions.doc

The results of the proxy voting on the polls carried out in respect of each of the above resolutions are set out on Schedule A attached to this letter.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attachment (1 page)

SCHEDULE A

INSURANCE AUSTRALIA GROUP LIMITED

ABN 60 090 739 923

ANNNUAL GENERAL MEETING
10-Nov-04
DISCLOSURE OF PROXY VOTES

RESOLUTION		NUMBER OF PROXY VOTES WHICH THE APPOINTMENTS SPECIFIED AS:				TOTAL NO. OF PROXY VOTES EXERCISABLE	POLL RESULTS			PASSED/ DEFEATED
		FOR	AGAINST	ABSTAIN	AT PROXY'S DISCRETION		TOTAL VOTES IN FAVOUR	TOTAL VOTES AGAINST	TOTAL VOTES ABSTAIN	
RESOLUTION	1	496,637,220	4,015,986	2,150,226	38,639,813	539,293,019	536,773,735	4,059,026	2,166,736	PASSED
RESOLUTION	2	494,001,195	5,296,210	2,278,375	39,877,233	539,174,638	535,321,744	5,401,822	2,285,733	PASSED

MEDIA RELEASE

Insurance Australia Group

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000 Australia
iag.com.au

10 November 2004

Insurance Australia Group continues momentum in first quarter and launches inaugural Sustainability Report

Insurance Australia Group Limited Chairman, Mr James Strong told shareholders at the Company's annual general meeting today the Group remained on track to achieve key targets for the full year.

"The past year was a successful one for Insurance Australia Group on many fronts. Our underlying business performed strongly, aided by significantly improved equity market returns and a full 12 months of our CGU/NZI acquisition. We expect to continue this performance in the current year as we derive further value from our strong franchises in Australia and New Zealand, and pursue new growth opportunities offshore," Mr Strong said.

Insurance Australia Group Chief Executive Officer, Mr Hawker said during the first three months of the current year the Group's policy growth was strong and customer retention and satisfaction remained high.

"We've got real momentum in our business and it continues to be driven by growth in policies and improvements to our underlying business, rather than premium increases," Mr Hawker said.

"Sales of our existing and new products are strong, we've continued our focus on improving customer service and are benefiting from the completion of the integration of CGU and NZI into our business. Synergies are flowing through, and there are no further costs associated with the programme.

"In addition, equity markets remain buoyant and are driving strong investment returns. The Australian share market posted a succession of record highs with the benchmark S&P ASX 200 Accumulation Index ending the quarter up more than 5%.

"As a result, we still expect to deliver a solid performance for the full year, including achieving our net earned premium (revenue) target of 5-7%, and improving on the 13.5% insurance margin recorded last financial year."

Mr Hawker launched the Group's first Sustainability Report during the meeting.

"At Insurance Australia Group we understand that our value, and future sustainability, comes from continuing to respond to and deliver on our customers' and the community's changing expectations. We do this by helping to reduce risk in the community, paying claims, managing costs, and understanding and expertly pricing risk," Mr Hawker said.

"Our first Sustainability Report details the Group's performance in relation to a number of indicators, including our efforts to reduce risks most common to our customers and to reduce our environmental impact."

Insurance Australia Group is one of more than 80 Australian companies, and the only Australian-based publicly listed insurance group, to release a Sustainability Report, demonstrating the Group's commitment to taking a leadership role in this area.

"We are pleased with the progress outlined in the report, but acknowledge that much of the data in this report is our 'line in the sand'. Next year this data will provide a base for understanding key trends that will allow more rigorous assessment of our performance against targets. Our aspiration is to ensure that sustainability becomes business as usual and is embedded across all aspects of our business," Mr Hawker said.

To help frame the report, Insurance Australia Group benchmarked against the internationally authoritative guiding principles for sustainability reporting set by the Global Reporting Initiative.

At the meeting, Ms Dominique Fisher and Ms Anne Keating will retire from the Board in line with the Group's tenure policy for Non-executive Directors adopted last year. Mr Strong thanked them for their active and constructive contribution to the success of Insurance Australia Group, since they were first appointed to the Group's Boards in 1996.

Mr Strong noted that in accordance with the directors' retirement policy, Ms Fisher and Ms Keating will receive accrued retirement benefits as at 1 September 2003, the date at which the retirement benefits were frozen. Accordingly, Ms Fisher will receive $258,908 (excluding superannuation) and Ms Keating will receive $249,679 (excluding superannuation).

For the 30 June 2004 financial year, Insurance Australia Group's net profit after tax increased to $665 million (30 June 2003: $153 million), reflecting a full 12 months of the CGU/NZI acquisition, a strong performance from the underlying business and increased investment income of $434 million, up $554 million from the loss of $120 million recorded on this portfolio last year.

- ends -

Insurance Australia Group (IAG) is Australasia's leading general insurance group. The group includes some of Australia and New Zealand's most trusted brands – NRMA Insurance, SGIO, SGIC, CGU, Swann Insurance, State Insurance and NZI.

Media Relations

Name	Carolyn McCann
Telephone	02 9292 9557
Mobile	0411 014 126

Investor Relations

Name	Anne O'Driscoll
Telephone	02 9292 3169
Mobile	0411 012 675

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance Australia Group

10 November 2004

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

SUSTAINABILITY REPORT

Please find attached copy of IAG's inaugural Sustainability Report which was launched today.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attachment (36 pages)

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE N4

N:\CSCDept\CSCUser\ASX\2004\Nov\101104 Sustainability Cover.doc

THE FEWER THE RISKS THE BETTER — FOR EVERYONE

IAG
Insurance
Australia
Group

CONTENTS

WHAT INSURANCE MEANS TO INSURANCE AUSTRALIA GROUP

THE BASIC PRINCIPLE OF INSURANCE IS SIMPLE. PREMIUMS ARE PAID TO INSURERS TO REDUCE THE FINANCIAL HARDSHIP OF AN UNEXPECTED LOSS.

WHILE THE PRINCIPLE MAY BE SIMPLE, THE MECHANICS OF RUNNING AN INSURANCE COMPANY ARE NOT.

Insurers price products before their actual cost is known. That's made more difficult by the influence of long-term cycles outside our control. Weather patterns, investment returns, changing regulation, availability of capital and reinsurance, and shifting community attitudes towards risk, can all take years to manifest themselves. Insurers also deal with events that happen at a moment's notice, like the damage from a severe storm.

Although IAG deals in uncertainties, there is one thing we do know for sure. One in three households in Australia and New Zealand relies on us to protect them and their assets. It's a responsibility we take seriously, and one we believe requires us to deliver value in four ways:

- paying claims;
- understanding and pricing risk;
- managing our costs; and
- reducing risk in the community.

Aligning our people and our business around these four principles is the key to ensuring our future sustainability and creating value for our shareholders.

COMPANY INFORMATION

IAG is a publicly listed, Australian owned company with over 19 million risks in force✓ (covered by our policies) across Australia and New Zealand, employing approximately 11,000 people and providing personal, commercial and general insurance products and services under some of the region's most trusted and respected brands, including NRMA Insurance, SGIO, SGIC, CGU, Swann, NZI and State. IAG also owns a roadside assistance venture in China, the Beijing Continental Automobile Association. Both China & New Zealand operations will be detailed in the Sustainability Report in 2005.

This report covers IAG's Australian operations only, unless otherwise stated, and deals with the 2003/2004 financial year. Thank you to IAG employees and external stakeholders who assisted in the development of this report. Please offer feedback on the report by emailing: sustainability@iag.com.au

IAG core values are:
Honesty
Teamwork
Meritocracy
Transparency
Social responsibility

✓ indicates that KPMG has provided assurance on the figures.
For more information please see the Assurance Statement on page 31.

Sustainability strategy and objectives

- Development and Board endorsement of company wide "Commitment to Sustainability" incorporating IAG's handling of human rights, stakeholder engagement, employee protection and environmental considerations

– Introduction of "Supplier Selection Guidelines" and monitoring program to work with our suppliers in delivering sustainable outcomes

– Awarded "Sustainable Company of the Year" by Ethical Investment Magazine

Employee relations

– Adoption of Enterprise Agreement incorporating six weeks parental leave, volunteer day for all full time employees and the establishment of a work/life task force

– Establishment of Sustainability Change Team made up of IAG "sustainability champions" to drive the change agenda of IAG being a sustainable organisation

– Employee engagement score of 53%✓ surpassing target of 49%

Social investment

– Expansion of the Theft Reduction Strategy to three locations in NSW, with results suggesting a 30% reduction of crime in these areas

– Community investment strategy developed around reducing risk in crime, safety and the environment and involving a commitment of $18,226,000✓

– communityhelp grants program contributing over $500,000✓ to 139 community groups

Customer relations

– Significant improvements in customer service with complaints down, overall satisfaction improved and retention rates increasing

– Creation of the Helphouse and Greensafe Car Profile web portals to assist customers in making informed choices about home and car safety and environment options

– Development of a "hail gun" to test roofing materials for strength and durability

"Strong companies are sustained because they understand, and respond to, changing customer and community priorities"

SIGNIFICANT ACHIEVEMENTS

Economic

	2005	2004
GROSS WRITTEN PREMIUM		
Total amount we receive from customers for the payment of their insurance policies	$6,150m	[illegible]
NET EARNED PREMIUM		
Gross earned premium minus our reinsurance expense	$4,630m	[illegible]
NET CLAIMS EXPENSE		
The amount paid out in claims during the year, as well as an estimate of how much we need to pay on unsettled claims, plus claims handling costs such as legal and administrative expenses, less recoveries from reinsurers and other parties	$3,360m	[illegible]
RETURN ON EQUITY		
Net profit attributable to our ordinary shareholders as a percentage of the average equity of those shareholders	5.1%	[illegible]

Social

REPRESENTATION OF MEN AND WOMEN	MEN	WOMEN
Senior Management	70%	[illegible]
Executive Positions	85%	[illegible]
Board Positions	70%	[illegible]
All levels	42%	[illegible]

BREAKDOWN OF WORKFORCE BY EMPLOYMENT TYPE	TOTAL NUMBER	PERCENTAGE
Full time	[illegible]	[illegible]
Part time	1,448	[illegible]
Total headcount	10,[illegible]	[illegible]

EMPLOYEE ENGAGEMENT	2005	2004
Response rate	77%	[illegible]
Engagement score	46%	[illegible]

CHARITABLE CONTRIBUTIONS	AS % OF NET PROFIT AFTER TAX	TOTAL
Direct contribution to community organisations including promotional expenses and administrative costs	2.3%	[illegible]

Environmental

CO2 EMISSIONS	TOTAL	TONNES PER FTE
	65,318 tonnes	[illegible]

ELECTRICITY USAGE	TOTAL	MWH PER FTE
	[illegible] MWh	[illegible]

OFFICE PAPER CONSUMPTION	TOTAL	KGS PER FTE
	713 tonnes	[illegible]

PRINT PAPER CONSUMPTION	TOTAL	KGS PER RISK IN FORCE
Customer and policy documents	2,133 tonnes	[illegible]

[illegible]

KEY

Strong companies are sustained because they understand, and respond to, changing customer and community priorities. Insurance Australia Group is built on companies with heritages that date back more than 100 years. The consistent theme in their long-term success is a recognition that insurance is an essential community service. Through insuring with these companies, customers pool their risks, giving protection to those who suffer a loss.

At Insurance Australia Group our value, and future sustainability, comes from continuing to deliver on the expectations our customers and the community have by:

- **Paying claims.** In 2004, we paid out approximately $4.2 billion in claims, or $11 million every day. The very reason our customers pay premiums is the peace of mind that comes with knowing if they experience a loss, we'll cover their legitimate claims.
- **Pricing risk.** Our customers expect us to be expert in pricing risk. We must ensure that we neither underprice risk, putting our ability to pay claims into question, nor overprice risk, putting the affordability of insurance into question.
- **Managing costs.** For the community, pooling and diversifying risk should reduce the cost of insuring against those risks. As a result, managing costs and being as efficient as possible are essential aspects of our culture. And that means managing claims costs, legal fees, taxes and charges as efficiently as possible for our customers.
- **Helping to reduce risks.** One of the greatest benefits we can provide our customers (and the broader community) is to identify the very risks being insured against and help to reduce them.

Fewer risks mean customers can avoid unnecessary hardships, and they can benefit from lower premiums too. That's why we've focused our energy into reducing those risks most common or devastating for our customers including:

- Slowing the effects of global warming, which we believe is linked to the increasing number of catastrophes;
- Improving safety on the road and at work; and
- Reducing crime.

THE ENVIRONMENT

Our research shows a definitive link between rising global temperatures and the increased frequency and ferocity of weather events. Today, there is a higher probability of severe hailstorms, droughts, flooding, higher winds and more severe hurricanes, all of which put our customers and the community at greater risk. That's why Insurance Australia Group is reducing its own environmental footprint, and encouraging both its customers and suppliers to do the same. We also formed the Australian Climate Group which advocates lower CO_2 emissions.

"Finding the alignment between what makes sense for our customers and for our business ensures we remain a sustainable company"

CHIEF EXECUTIVE OFFICER'S

ROAD SAFETY
One of the major causes of trauma for our customers is being involved in a car crash. So finding ways of helping reduce the frequency of such accidents is a key priority for Insurance Australia Group. We publish the 101 worst crash sites each year and work with the Roads & Traffic Authority to find ways to reduce the accident rates at these sites. Such improvements range from physical changes to the road (for example, building roundabouts and longer on-ramps to arterial roads for merging traffic) to improved road signage and driver visibility. Our Technical Research Centre also recently published a Reversing Visibility Index which rates motor vehicles on the effectiveness of their rear vision. It has identified one of the factors behind parents reversing over infants, and should lead to automotive innovations improving rear vision for drivers.

WORKPLACE SAFETY
The number of accidents in the workplace still remains too high. This is a problem in both office and more physical-based work environments. These risks are of considerable concern to our customers. That's why we've taken our role as the country's largest workers' compensation underwriter and claims manager seriously by developing programs to help drive behavioural change, such as our CD-Rom Risk Radar. And at the same time, we're focused on improving our own workplace track record.

CRIME REDUCTION
Many of our commercial customers, home and car owners suffer the effects of crime each year. Apart from motor vehicle collision, the highest percentage of claims we pay involve theft. Insurance Australia Group works closely with local communities and the police to help reduce crime. We've undertaken sophisticated analysis of crime patterns based on our own claims data, introduced measures to reduce the sale of stolen goods, and sponsored local community-based policing activities.

These examples show how working to reduce risk, and consequently the number of claims, makes good commercial and good common sense. And finding the alignment between what makes sense for our customers and for our business ensures we remain a sustainable company.

We are reporting for the first time how we measure our activities against the internationally recognised Global Reporting Initiative (GRI) framework for sustainability reporting. This, and subsequent reports, will allow our customers, and the community, to judge our progress. We acknowledge we have some way to go, but we're pleased we have identified new opportunities to continue to evolve our products and practices in ways that meet the changing needs of our customers.

In reading this report, I trust the passion and enthusiasm the people in our companies have for ensuring our business is truly providing a community-based service is obvious.

MICHAEL HAWKER
Chief Executive Officer
Insurance Australia Group



In 2003, IAG developed a sustainability strategy. This was communicated broadly to key stakeholders through meetings, presentations and on the company's website (www.iag.com.au).

Responsibility for sustainability resides at all levels of the organisation. During 2003/04 the Board's Nomination, Remuneration & Corporate Governance Committee had responsibility to "ensure the issues of social responsibility, IAG's commitments around safety, environment, and community, stakeholder views and corporate reputation of IAG are considered". This committee receives regular updates outlining the company's sustainability performance and management. Board confirmation of management recommendations are provided to IAG's executive team who in turn ensure that IAG people are informed of new directions or concerns.

Underpinning the corporate governance of sustainability performance is a series of policies and commitment statements which detail IAG's consideration of human rights, child labour, employee safety and fraudulent behaviour. For more details please see:

IAG Commitment to Sustainability
www.iag.com.au/pub/iag/sustainability/media/IAGcommitmentDec03.pdf

IAG Environmental Commitment
www.iag.com.au/pub/iag/sustainability/media/environmentDec03.pdf

Charter for Health Safety and Security
www.iag.com.au/pub/iag/sustainability/media/IAG-OHS-Charter-Dec03.pdf

Code of Conduct
www.iag.com.au/pub/iag/CorpGov/media/2002CodeConduct.pdf

SUSTAINABILITY MANAGEMENT


NOMINATION REMUNERATION & CORPORATE GOVERNANCE COMMITTEE
GROUP EXECUTIVE
SUPPLIERS/CUSTOMERS
SUSTAINABILITY CHANGE FORUM
OUR PEOPLE
KEY STAKEHOLDERS

"IAG recognises there are tangible and intangible business benefits in understanding and managing sustainability"

SUSTAINABILITY IS CORE BUSINESS

Continuous Disclosure and Insider Trading Policy
www.iag.com.au/pub/iag/CorpGov/media/CDIT231003.pdf

To acknowledge IAG employees who excel in sustainability practices, individual and team achievements are rewarded and recognised through the rewardhelp program. The 530 recipients in 2003/04 have included the coordinator of the helphouse websites (see page 11), employees who have excelled in involvement with community groups and employees who have identified new systems to assist customers more readily access information.

Beyond sharing research about climate change and the environment with decision-makers outside the organisation, IAG has focused on educating employees about the connection between the Group's core business and the environment. The message has resonated strongly within the organisation. In an employee survey in 2003, 98% of respondents believed IAG should be involved in environmental risk reduction initiatives.

IAG recognises there are tangible and intangible business benefits in understanding and managing sustainability. The diagram opposite illustrates the business benefits the company's programs are delivering. Various tools are used to measure these. Qualitative measurement includes employee surveys, stakeholder surveys (to be conducted in 2004/05), customer satisfaction and external rating systems (such as RepuTex, the Corporate Responsibility Index, and the Dow Jones Global Sustainability Index, completed in 2003/04). Quantitative measurement systems include sales figures, claims figures and profit. This sustainability report, in conjunction with the annual report, details the Group's performance using some of these measurement systems.

Program	Desired outcome
Stakeholder engagement and advocacy	– Stronger brands and improved reputation – Ability to act more responsively to community concerns – Increased sales – Increased employee retention – Reduced regulatory intervention – Access to lower cost of capital
Climate change research	– Improved reputation – Increased community education in benefits of reducing CO_2 emissions – Long-term reduction in claims
Workplace health and safety (including work-life balance, employee engagement, OH&S programs)	– Superior work environment – Increased employee engagement – Improved employee retention – Reduced costs
Supply chain	– Reduced claim size – Improved customer satisfaction – Reduced claims cost through improved operating cost
Product development	– Market differentiation – Increased sales
Community initiatives	– Stronger brand – Educate, engage, reduce claim size and frequency

→ Shareholder value

Sustainability comes to life in IAG's brands through research, governance, policies and overarching programs. Whether it be the ground-breaking work of the Group's Technical Research Centre, corporate procurement services or IAG's sustainability change teams, IAG's brands develop unique and specific sustainability programs that best suit their communities and business objectives. The following outlines just a small selection of some of IAG brands' sustainability initiatives:

Swann Insurance In 2003/04 Swann Insurance measured its "ecological footprint" which highlighted areas for environmental improvement. It also embarked on an employee volunteering program with a target of 2000 hours each year. Swann proudly supports the Bone Marrow Donor Institute through employee volunteering and fundraising initiatives.

CGU Members and Education Credit Union (MECU) and CGU Insurance have formed a partnership to offer a reduced loan on insurance premiums to customers buying petrol-electric hybrid cars. These cars can reduce emissions by up to 90% (source: Toyota).

NRMA Insurance NRMA Insurance assists Kidsafe, the leading Australian not-for-profit organisation dedicated to preventing accidents affecting children under the age of 15. It also supports NRMA Careflight, a non-profit helicopter medical retrieval service that operates in Western Sydney and regional New South Wales.

NZI NZI recently backed the Manukau City seminar for business on the implications of climate change. This seminar for key New Zealand business operators highlighted the possible effects of rising greenhouse gas emissions on the environment and, ultimately, their bottom line.

State Insurance State Insurance has developed a strong partnership with local community organisations to support young apprentices in a vehicle repair scheme. This will help young people find jobs and ensure that the repair industry continues to be sustainable.

SGIC SGIC has recognised the benefits of diversifying its product benefits. In 2004 it introduced "Home at 50", providing additional benefits for customers aged 50 and over.

SGIO As principal sponsor of the 2004 WA Environment Awards, SGIO recognises West Australian organisations that have demonstrated an outstanding commitment to improving the environment. The sponsorship acknowledges the importance of government, business, and community groups working together to create a sustainable future.

> "Sustainability comes to life in IAG's brands through research, governance, policies and overarching programs"

BUILDING SUSTAINABLE

SHARING KNOWLEDGE WITH OUR CUSTOMERS



Beth Robson, IAG policy holder

SHARING KNOWLEDGE WITH OUR CUSTOMERS

"IAG has developed a strategy tailored to offer more assistance to customers in helping them understand their personal exposure to risk – and the risks of being under-insured"

At IAG customers are, literally, the reason the Group exists. Traditionally an insurance company interacts with customers at the time of sale and in the unfortunate event that people have an accident or suffer the effects of a catastrophe and need to make a claim. IAG recognises that there's potential to interact more with customers and help them minimise their risks, and that this provides many benefits for them and the company.

To ensure claims are paid promptly and appropriately, it is important to minimise unnecessary or avoidable customer claims. Theft, crime and safety risks can often be reduced by customers avoiding their exposure to unfortunate incidents. The Group's communication is informed by research from its Technical Research Centre and analysis of claims data and feedback to help inform customers on how to avoid such situations. Examples of this strategy include the Greensafe Car profiler and the Help House internet portal.

It is estimated that more than a quarter of insured properties in Australia are underinsured[1]. Realising the impact of this at the time of insurance claims is highly stressful. The Group provides information to customers to help them understand how to purchase cover at an appropriate level and reduce their risk of being disadvantaged in a time of need.

RISKS IN FORCE
16.4 MILLION✓

(Risks in force indicate the number of risks IAG policies cover. In personal lines (motor, home etc) policies usually cover one risk. However business policies can cover a multitude of risks).

1 Insurance Council of Australia 2002

CUSTOMER SERVICE

Initiatives

Explaining insurance: Insurers are often criticised for hiding the devil in the detail. With the Group's new motor and home policy books there is no fine print. The redesigned policy books are intended to educate customers and the community about how insurance works, what's covered (and what's not), and how premiums are calculated. The books are written in plain English and are the culmination of two years of research with customers and employees. The Australian Consumers' Association lawyer Khaldoun Hajaj welcomed the new books as "a big step forward, 100 times better. We hope other *insurers will follow*."

Under-insurance: IAG has developed a strategy tailored to offer more assistance to customers in helping them understand their personal exposure to risk – and the risks of being under-insured. Over a quarter of Australians are under-insured, which can have devastating effects at the time of claims. The new approach has boosted customer satisfaction and retention rates.

Helpkit: In response to last year's bushfires in Canberra, the Group launched a kit to help customers rebuild after a major loss. The kit encourages customers to do so using sustainable materials and energy-efficient design.

Managing costs: The Group works to manage costs so that the company's key stakeholders, customers, receive most benefit. The chart opposite (components of claims payments) illustrates that claims overheads are minimised to ensure that customers receive the best results when in need.


COMPONENTS OF CLAIMS PAYMENTS
Components of claims:
payment to policy holders 87%
administration 7%
assessing 4%
legal 2%


CUSTOMER RETENTION RATES
motor portfolio
home portfolio
87%
91%
90%
93%
90%
94%
JUN 02
JUN 02
JUN 03
JUN 03
JUN 04
JUN 04

THE GROUP INSURES APPROXIMATELY 1 IN 3 CARS IN AUSTRALIA



REDUCING RISK ON THE ROAD
Initiatives

Traffic accidents: Traffic accidents are as stressful as they are dangerous, and often require the services of a tow-truck. IAG works with the tow-truck industry to improve service standards. Preferred tow-truck drivers now meet certain standards of service, commit to probity checks and offer customers mobile phones to contact friends or family. The drivers, badged with IAG brand names, also provide digital cameras to take photographs of damage at the site. This assists the claims process and subsequent repairs.

The IAG Customer Satisfaction Monitor allows the company to regularly understand how it is performing with regards to key customer drivers such as value-for-money and clarity

Reversing Visibility Index: Following the deaths in NSW of 17 children in three-and-a-half years from reversing cars, the Group produced the world's first Reversing Visibility Index. This measures how well a driver can see out of the back of a car. Using a laser device, the Technical Research Centre developed a method of measuring visibility from the driver's seat. While new technology such as sensors can help prevent tragedy, in narrow driveways it was found that sensors provide limited extra protection. IAG's research suggests there is considerable scope to improve sensors' performance in detecting objects directly behind the car. IAG is discussing these issues with both car and accessory manufacturers.

101 crash sites: Since 1999, IAG brands have been running a research and media campaign to raise awareness of the most dangerous crash sites. This campaign advocates changes in the traffic infrastructure to reduce accidents at these sites. Its success is reflected in the dramatic reduction in accidents in Miranda, NSW. Thanks to the Group's suggestion to replace the Miranda five-ways roundabout with traffic lights, the number of collisions has fallen from 222 in 2002 to 13 in 2003.

The Group also retained traffic engineers to report on solutions for three sites: Great Western Highway, Church Street, Woodville Road and Western Expressway, Parramatta; Epping Road and Lane Cove Road, Macquarie Park; and Western Expressway (M4) and Mamre Road, St Clair. The recommendations on low cost (warning lights), medium cost (breakdown lanes) and high cost (widening bridges and roads) solutions were provided to the Roads and Traffic Authority, with an abridged version provided to the media.

Preferred repairers: The Group's preferred smash repairer network is an important service option for its car insurance customers. With over 800 preferred smash repairers nationally, IAG brands choose these repairers according to their expertise, service skills and their ability to maintain levels of service.

The smash repair industry is a key supplier to the Group, and the two have worked together to develop the Risk Radar. The Risk Radar is the Group's first sustainability product. It's an online learning tool available to all smash repairers to help them improve their environmental management and safety performance. The Group's preferred smash repairers receive the Risk Radar and subsequent face-to-face training at a reduced rate. In addition, commercial underwriting factors have been taken into account, to reduce insurance premiums if smash repairers can show an auditable improvement in their practices. The Group's key community partner, St John Ambulance Australia, also offers first-aid kits at a reduced rate through the Risk Radar.

Car theft: On average, a car is stolen somewhere in Australia almost every five minutes (source: Crimesafe 2003). This costs the community millions of dollars a year, results in serious environmental issues like dumping and causes stress and inconvenience to the victims. The Group's CrimeSafe program produces information for customers on how to choose a secure vehicle on the basis of car-theft scores. These scores are determined by the Group's Technical Research Centre, which rates cars according to their level of security. The Group also offers customers advice on where to park to minimise car theft or vandalism through Car Park Security Ratings.

The Group commits significant resources to help customers understand and minimise risks by making informed decisions when buying a vehicle. One of the largest contributions to this research is the Group's Greensafe car profiler, which examines the safety and environmental performance of all motor vehicles sold in Australia. For more information please see http://www.nrma.com.au/pub/nrma/motor/car-research/profiler.shtml

REDUCING RISK AROUND THE HOME
Initiatives

Risks at home: IAG's online helphouse, available on all retail websites allows customers to take a virtual tour of a house and click on "hot spots". These identify ways to safeguard homes, personal safety and the environment. See www.helphouse.com.au


OVERALL CUSTOMER SATISFACTION
78%
79%
80%✓
NOV 02
AUG 03
JAN 04


CUSTOMER COMPLAINTS
□ complaints – policies in force (000's)
Policies in force for home and motor lines (000's)
3,750
3,700
3,650
3,600
3,550
3,500
1,200
1,000
800
600
400
200
0
Number of complaints✓
JUL 03
SEP 03
NOV 03
JAN 04
MAR 04
MAY 04

Home warranty: The Group has also entered the home warranty insurance market in NSW and Victoria and more recently, in WA and SA. This followed extensive consultation with government and industry to create a more robust framework for licensing of builders and controls on the building process, to complement a more rigorous underwriting process in risk selection. Home warranty insurance protects consumers who enter into contracts for residential building services from financial loss arising from defective or incomplete work by a builder, in circumstances where that builder has died, disappeared or become insolvent.

While this insurance is compulsory, our aim is to simplify the assessment process and make it easier for "low-risk" builders to access this insurance faster and to provide better service for their customers.

Tougher roofing materials: Another innovation from the Technical Research Centre is the hail gun. This has been developed to identify roofing material that can withstand hailstorms. The gun propels hail-shaped ice blocks at various roof materials to assess which is most hail-resistant. Findings from this research will be published on the IAG website, as well as brand websites, in late 2004.

Achievements

The Group is getting better at developing and delivering the right products and best services for customers. The IAG Customer Satisfaction Monitor allows the Group to regularly understand how it is performing with regards to key customer drivers such as value-for-money and clarity. It also helps IAG employees identify and address any problems in service delivery, so that the Group can consistently meet customers' needs and expectations. The results from the monitor are shared with employees to help them understand where they are doing well and where they need to focus on improving, resulting in specific action plans.

Key initiatives in the past 12 months included:

- Employee development and skilling on customer needs and effective service delivery
- Increased support from key management teams to make sure processes support employees delivering to customer needs
- Spending time with customers in the local areas to understand their particular needs and what the Group can be doing more effectively
- Ongoing use of the IAG Customer Satisfaction Monitor as a tool for regular reporting of customer satisfaction and areas of improved focus

This focus has contributed to continued reduction in customer complaints and an increase in customer satisfaction and retention rates, as can be seen in the graphs above and on page 11.

The Group's commitment to customer service along with the diverse product portfolio has been instrumental in growing the customer base to over 16.4 million risks in force✓ in Australia. Sales people are trained in IAG customer service standards which are monitored to ensure they are being met. IAG companies are also signatories to the Insurance Council of Australia's General Insurance Code of Practice. This Code is currently under review, aiming to raise standards of practice and service in the general insurance industry. The full draft code can be found at www.ica.com.au/codepractice.

Challenges

The Group must manage the operational costs associated with providing insurance cover. To do so it minimises its own expenses and ensures customers' needs are met in a timely manner. As crime and environmental risk increases, so do insurance premiums. To minimise these increases, the Group is working with communities that face higher risks to try to reduce premium costs (see Reducing Society's Risks for a detailed discussion). As Australasia's leading general insurance group, a significant challenge lies in helping customers understand how their safety and environmental behaviour can help reduce risk and thus the long-term cost of their policies.

The Risk Radar is a significant step in producing sustainable products for the Group's suppliers. Currently the Group is exploring the right mix of social and environmental sustainability to incorporate into cost-effective insurance products that would be attractive to customers. The Group's research has shown that take-up rates of sustainability insurance products are low, which presents a challenge in developing a solid business case for new products. IAG firmly believes that sustainability for customers must meet their needs and the needs of the broader community. The Group has some exciting initiatives in the pipeline and will report on new products in 2005.

CREATING VALUE FOR SOCIETY

Mark Leplastrier, Atmospheric Scientist



CREATING VALUE FOR SOCIETY

"IAG also recognises that the natural environment sustains everything society does, including business"

Like all businesses, IAG depends on the community for its social licence to operate. Without community trust and appreciation for its operations the Group would not exist. IAG invests in the community because it understands that a healthy community supports a healthy business sector. The Group uses its understanding of risk and knowledge about claims to advise people on how to mitigate risk, prevent accidents and reduce damage that may result in an insurance claim.

Engagement with various community partners has evolved as the business has matured. The Group no longer considers this involvement as a "nice to have". The community involvement initiatives deliver clear business benefits to community partners and the Group itself. It is simply how the Group does business.

IAG also recognises that the natural environment sustains everything society does, including business. The Group is acutely aware of how the environment can impact the insurance industry. Climate change has significant impacts on claims in Australia and beyond. For example, the last 19 out of 20 major insurance events in Australia have been weather related. With these types of natural disasters on the rise, the insurance industry has a vested interest in ensuring that the natural environment is preserved. Storms, bushfires, drought and flood impact the Group's customers' lives and its business. But the Group believes that everyone – from individuals and families to communities and organisations – can contribute to protecting the environment.

IAG's environmental footprint relates directly to its reputation as an organisation that is committed to protecting the environment. Protecting the environment is also good for business. If resources are used efficiently, IAG can reduce environmental impacts and costs, which ultimately is better for shareholders. IAG employees have taken up the challenge to protect the environment with vigour.

COMMUNITY INVESTMENT
FUNDS FOR COMMUNITY INVESTMENT
TOTAL $18,226,000✓ (EXC. GST)

INCLUDES:
$15,737,770✓ TO COMMUNITY ORGANISATIONS
$1,426,495✓ IN PROMOTIONAL EXPENSES
$1,061,661✓ IN ADMINISTRATION COSTS

CONTRIBUTION TO GDP
NET EARNED PREMIUM $5,863 MILLION✓
GDP $783,593 MILLION✓
TOTAL OF 0.75%✓

Initiatives

Community support: IAG makes significant contributions to the broader community. Net earned premium accounts for $5.9 billion✓, or 0.75%✓ of the Australian Gross Domestic Product.

The Group has a long history of supporting local organisations. The community investment program has graduated from traditional chequebook philanthropy to mutually beneficial partnerships. Though it still contributes significant funds to the community (see information above) the Group also ensures that community partners align with corporate objectives.

A MAJORITY OF SCIENTIFIC OPINION NOW SUPPORTS WHAT MANY HAVE LONG SUSPECTED: WEATHER PATTERNS ARE CHANGING AND TEMPERATURES ARE RISING



Partnerships with St John Ambulance Australia, NRMA Careflight, KidSafe, the Salvation Army Services and the Volunteer Rescue Association have been highly beneficial.

St John Ambulance: The Group's key partnership with St John continued during the year. Many joint initiatives were developed including first-aid training programs and public-awareness campaigns to improve safety. Employees backed these initiatives. When they were offered free first-aid training, over 80% indicated interest. In the past year, 784✓ employees underwent first-aid training. There has also been a tangible benefit to their safety, with the cost of claims per full time equivalent employee reducing.

The Group assisted St John in the distribution of more than 13,000 first-aid kits publicly, and promoted discounts to around two million people to encourage them to undertake training.

Jumpstart Autobody Traineeship and Scholarship Programs: IAG is committed to ensuring the Australian autobody repair industry remains healthy and strong. In partnership with the Group's smash repair network, TAFEs and the relevant government departments in each state, the Group has created Jumpstart Autobody Traineeship and Scholarship Programs. These programs comprise three initiatives aimed at giving young people an opportunity to train and work in the autobody repair industry. The first is a traineeship that facilitates school students to work in the industry, study at TAFE and finish Year 12; the second is a scholarship program for Year 10 school leavers; and the third is a program that gives apprentices in their final year the opportunity to improve their skills by repairing damaged cars at major motor sport events throughout Australia, such as the Bathurst 1000 and the Surfers Paradise V8 events.

communityhelp grants: The communityhelp grants program supports projects and programs that make society safe and more sustainable. The focus of the program is to support projects in crime prevention, injury prevention, emergency services and the environment. Its primary aims are: to give employees the opportunity to develop relationships with community groups beyond day-to-day business activities; and to help prevent or reduce problems that may impact on the local community and the business. IAG employees nominate community groups that actively work to reduce risk. The grants range from $500-$5,000. This year the Group received more than 700 applications, up from 400 in 2003. The program donated a total of over $500,000✓ including GST (up from $250,000 in 2003) to 139 community groups across all states and territories. Grant nominations included 42 in the reducing crime category, 32 for reducing injury, 57 for emergency services and 8 nominations for environmental initiatives.

Employees backed these initiatives. When they were offered free first-aid training, over 80% indicated interest

Staff contributions and volunteering: IAG's employees contribute to society in their own right through the communityhelp Workplace Giving program. This program gives employees the opportunity to donate directly to charities. Employees were surveyed to identify which charities would benefit in the program. Fourteen were selected. The list will be reviewed every two years and more charities may be added. Charities currently include Life Line, Make A Wish Foundation, Juvenile Diabetes Research Foundation, Alzheimer's Australia, the Cancer Council and several other groups. Since the program was launched in March 2004, IAG people have contributed over $33,000 to the chosen charities. Employees also contribute through a gold coin donation on "Casual For a Cause Day". Held monthly, this program raised $84,574 over the past year. This figure includes the Group's matching of employee donations.

Employees are encouraged to volunteer in the community. The Group provides one day a year per FTE for employees to work in the community organisation of their choice. This provision, made through the Enterprise Agreement, allows over $2,100,000 in employee hours for work in the community. The employee volunteering program was officially launched in July 2004, however the Group had already seen staff volunteer over 300 hours since the introduction of the Enterprise Agreement in December 2003 to June 2004. To further encourage IAG employees to volunteer in the community, the Group will deliver a pilot program with Conservation Volunteers Australia in 2004/05. As well, a volunteer database is being developed to share with employees. The database will list volunteer opportunities from a range of community partners and provide the means for employees to get involved.

REDUCING SOCIETY'S RISK

Initiatives

HeartStart: Through Project HeartStart, the Group purchased 60 defibrillators for use in public places to reduce the number of Australians dying each year from sudden cardiac arrest. St John identified appropriate locations for the defibrillators. Sudden cardiac arrests kill more Australians each year than breast cancer, shootings and road crashes combined. They can occur at any time to people of all ages and levels of fitness. About 75% of heart arrests happen away from hospital and the survival rate of such incidents is just 5% (source: St John Ambulance Australia). Access to defibrillators can significantly improve the odds.

Crime reduction: In 2003/4, the Group initiated the National Theft Reduction Strategy with three pilot programs in NSW in South Sydney, Shellharbour and Dubbo. Group claims data and analysis showed that these areas suffer from particularly high rates of burglary and car theft. To tackle these problems, the Group established partnerships with local community organisations and police and provided $150,000 in funding and specialist information. Results from the programs will help the Group develop crime prevention strategies at a national level.



CLIMATE CHANGE IS INCREASING THE RISK OF BUSHFIRES

Initiatives included:

- a mobile security help team which doorknocks to advise residents on how to improve home and car security
- a youth/police mentoring program
- community safety officer role with the local council
- car park security checks and ratings
- an Aboriginal employment strategy.

Each partnership is being assessed according to its immediate impact in discouraging and preventing crime, and its long-term impact in reducing the pool of offenders in local communities.

The expected benefits to those communities include:

- Lower burglary and car theft rates
- Possible lower home and motor insurance premiums in the target areas as a result of fewer theft claims
- An opportunity to create tailored solutions to address local issues as defined by local people
- The opportunity to work with other local stakeholders in an integrated approach
- Access to specialist information like claims data showing types of crime, as well as information about international best-practice methods for reducing and preventing crime
- The ability to learn from the experience of the Group; what has or hasn't worked in other areas.

Community Care Underwriting Agency: IAG realises there are many worthwhile organisations which are beyond its capacity to support. To help non-governmental organisations (NGOs), NRMA Insurance in conjunction with Allianz Australia and QBE formed a joint venture, Community Care Underwriting Agency (CCUA). CCUA was formed in response to the need for public liability insurance for NGOs and provides cover to organisations that service the broader community, have turnover of no more than $2 million a year, do not distribute profits to its members and are comprised mainly of volunteers. By June 2004 more than 1,300 policies had been issued to a diverse group of NGOs. The Group is proud to work in collaboration with its insurance peers to deliver this essential community service. See www.community-care.com.au for more information.

"Never Again": The "Never Again" program demonstrates how the Group helps customers in the broader community. In neighbourhoods that report a spate of burglaries, information is distributed to households to warn of increased risk of crime and to give advice on how to minimise risk in their houses and neighbourhoods. It includes practical ideas on how to deter crime and how to establish community watch programs.

SHARING OUR ENVIRONMENTAL KNOWLEDGE

Initiatives

Understanding climate change: IAG is working in collaboration with external stakeholders to understand climate change. The Group takes climate change so seriously that it has a full-time atmospheric scientist on staff and is the only known Australian insurance organisation to have done so. The atmospheric scientist helps to understand the devastating effects of severe weather so that this information can be incorporated into products and underwriting.

In 2002 IAG released The Impact of Climate Change on Insurance against Catastrophes, a report detailing its research in this area. In 2003 IAG established the Australian Climate Group with the World Wildlife Fund and a group of respected academics with extensive experience in climate change research. In July 2004 the Australian Climate Group released research on climate change affecting Australia with strategies to address the need for action.

Please see www.iag.com.au/pub/iag/sustainability/publications/climatechange.shtml

IAG also part-sponsored a report in conjunction with the Planning Institute of Queensland entitled, Sustainable Regional and Urban Communities Adapting to Climate Change. This was developed to raise awareness in the planning profession about the issue of climate change, and how and where it should be included in the planning process. The aim was to help planners develop appropriate measures to adapt to the changes climate change is expected to bring. More details can be found at: www.planning.org.au/qld/climatechange



STORMS, BUSHFIRES, DROUGHT AND FLOODS IMPACT THE GROUP'S CUSTOMERS' LIVES AND ITS BUSINESS

IAG and Climate Change

A majority of scientific opinion now supports what many have long suspected: weather patterns are changing and temperatures are rising. The evidence is everywhere, and carries profound and far-reaching implications for the insurance industry and IAG.

Scientists concur that a one- or two-degree (at least) increase in average global temperature is inevitable, and will have large impacts. Shifting rainfall patterns and declining total rainfall in many areas will reduce runoff to rivers and dams. Severe heavy rainfall events, droughts, bushfires and pests will increase damage to homes, businesses and infrastructure in urban and rural communities across the nation. There will be new and increased threats to health – and security.

The repercussions for insurers and their customers are substantial. For the industry, protecting the environment and working to minimise the root causes of severe weather is a strategy whose value is self-evident, because such work has the potential to contribute to a long-term reduction in claims.

But there's more to it than that: IAG takes it responsibilities as a corporate citizen seriously. The Group believes it can and should work to make a difference and that it owes it to the communities it depends on for its existence.

While national strategies to deal with climate change and such initiatives as emissions trading schemes are mainly the responsibility of governments, there's much the insurance industry and IAG can do. Reductions in greenhouse gas emissions should be an integral consideration in all insurers' future corporate strategy. Areas of opportunity include the collection and dissemination of knowledge on climate change and helping employees and clients to manage and reduce energy use and greenhouse emissions. IAG is supporting more studies on the kinds of climate-related risks insurers may face in future and to project future losses including:

- funding research into the changes of extreme weather risk in the future climate for different locations
- support for research centres such as the Townsville cyclone testing station to investigate building vulnerability to extreme weather
- support risk frontiers in quantitative natural hazard assessments and risk management
- enabling the insurance industry research unit to continue testing building materials for extreme weather resistance.

IAG is aware too that with change comes opportunity. New business and employment opportunities are emerging in the economic activity that's growing in response to climate change. The challenge of reducing emissions will stimulate new technologies, create new markets and present new opportunities for IAG as consumers seek more sophisticated types of cover and new insurance products that reward lower risk behaviour.

Supplier selection guidelines and Supplier Performance Reporting: The Group has adopted supplier selection guidelines which aim to ensure that its suppliers share the company's commitment to sustainability. The guidelines reflect the understanding that the health and safety of people, the natural environment and communities can also be impacted by the supply chain. They will be used across the organisation at all levels and will set minimum standards for sustainability performance and performance criteria for suppliers wishing to do business with IAG brands. These guidelines are being progressively implemented in consultation with the Group's suppliers.

To supplement these guidelines the Group also conducts half-yearly supplier performance reporting for its strategic suppliers. All suppliers are measured against broad criteria: quality, commitment, pricing, implementation, sustainability and technology.

Sustainability considerations regularly applied include the supplier's commitment to IAG sustainability aims and the supplier's own initiatives and targets. The benefit of this approach is that it encourages both suppliers and IAG to consider the progress of sustainability projects on a regular basis. The Supplier Performance Reports ensure that IAG's sustainability program and targets are cascaded down to the Group's supplier base. The reports have been exceptionally well received by suppliers.

Risk Radar: To help suppliers manage their environment and safety performance the Group has recently developed and released the Risk Radar. This learning tool is currently being used by the smash repairer network to help them manage environmental waste and improve OH&S performance. Though designed for the smash-repair industry, the online tool will be adapted to help other businesses to minimise waste and improve efficiency.

Informing customers: Suppliers are one part of the equation. With over 16.4 million risks in force✓ in Australia alone, the Group can also influence the behaviour of its customers. To ensure that more customers can make informed environmental choices, the Greensafe Profiler has been developed. This internet-based tool incorporates the extensive research conducted by its Technical Research Centre with research on the environmental performance of all cars available in Australia. Please see



SEVERE HEAVY RAINFALL EVENTS WILL INCREASE DAMAGE TO HOMES, BUSINESS AND INFRASTRUCTURE

MINIMISING OUR ENVIRONMENTAL FOOTPRINT

	EMISSIONS SOURCE	2003/2004
EQUIVALENT TONNES OF CO_2 EMISSIONS	Electricity	45,233✓
	Tool of trade car fleet	8,590✓
	Office paper	1,328✓
	Print paper	5,975✓
	Air travel	4,190✓
TOTAL GREENHOUSE GAS EMISSIONS	Total	65,315✓
	Total CO_2/FTE	**6.7✓**
Target 10% reduction per FTE in 2005/06		6.03

	EMISSIONS SOURCE	UNIT	2003/2004
ELECTRICITY USAGE	Total electricity (black and green)	MWh	43,668✓
	Black electricity	MWh	41,120✓
	Green electricity	MWh	2,547✓
		Total MWh/FTE	**4.5✓**
Target 10% reduction per FTE in 2004/05			4.05
PAPER USAGE – OFFICE PAPER	Paper consumption	Tonnes	474✓
	Recycled commingled waste (predominantly paper)	Tonnes	195✓
	Paper consumption/FTE	**kgs**	**49✓**
Target 15% reduction in office paper per FTE in 2004/05			41.65
PRINT PAPER	Print paper consumption	Tonnes	2,133✓
	Total risks in force		16,432,926✓
	Print paper consumption per risks in force	**kgs**	**0.13✓**
Target 15% reduction in office paper per Risks in Force in 2004/05			0.11
TOOL OF TRADE CAR FLEET USAGE	Fuel consumption	kl	3,436✓
		Total kl/vehicle	**3.3✓**
Target 5% reduction per vehicle in 2004/05			3.1
AIR TRAVEL	Air kms travelled	kms	23,137,409✓
	Domestic	%	90✓
	Trans-tasman	%	8✓
	International	%	2✓
	Air kms	**kms/FTE**	**2,378✓**
Target 5% reduction per FTE in 2004/05			2,259

THE GROUP IS ACUTELY AWARE OF HOW THE ENVIRONMENT CAN IMPACT THE INSURANCE INDUSTRY.



Building Sustainable Links With Our Supply Chain

No matter how large or small an organisation, processes run better when people work together. This is clearly recognised at IAG – teamwork is a core value. Teamwork also underpins our external relationships with suppliers who provide the Group with what it needs to perform well. The Group is working closely with these suppliers to better manage sustainability objectives.

As part of the quest to reduce its environmental footprint, the Group has introduced several initiatives within the supplier relationships. The ripple effects of these projects have positive implications for customers and the environment.

To ensure the Group works with suppliers who share IAG's commitment to sustainability, supplier selection guidelines are being introduced across the Group. These provide standards of sustainability performance for suppliers to work to. Suppliers' input was sought in compiling these guidelines. In addition, every six months principal suppliers undergo performance assessments in several key areas – one of which is sustainability. Criteria include the 'fit' between a supplier's commitment to sustainability and the Group's, as well as a supplier's resourcefulness in protecting their environment. Supplier Performance Reports are compiled and sent to suppliers after assessment to ensure the Group keeps valuable goods and service providers up to speed on performance.

IAG is, however, doing more than implementing measures and assessing outcomes. The Group has begun to develop products to tangibly help suppliers augment their environmental management and safety performance. The first of these is the Risk Radar – an online learning tool that provides users with practical help in managing environmental waste and improving OH&S performance. Currently customised for the smash-repair industry, the benefits of sound practices in the workshop cascade through to customers. If smash repairers show an improvement in the way they do business, their insurance premiums can be reduced. It is intended that the Risk Radar will be adapted to assist a range of other industries.

Just as the Group can't provide products and services in isolation, it cannot make its impact on environmental and social sustainability felt with real effect, if it tries to do this alone. It requires team effort. IAG values the integral role the supply chain plays in supporting and promoting endeavours to minimise environmental and safety risks.

Initiatives

Identifying areas of environmental impact: IAG has examined how it impacts the environment and developed strategies to minimise its environmental footprint. The Group has identified – with the help of its stakeholders – that its impacts sit primarily in the areas of: paper use, air travel, electricity use and fuel consumption.

Following this identification process, the Group developed systems for capturing data. Integrating new acquisitions such as CGU and NZI into the data has been challenging. Significantly, it has affected the ability to establish a baseline of data. The graphs on page 18 illustrate IAG's "line in the sand". The Group realises that without historical information it's difficult to show improvement. To this end IAG has been monitoring its performance internally on a regular basis. This data will be reported annually, providing stakeholders with more reliable and useful information in the future.

Sustainability champions: To lead Group-wide sustainability performance, IAG has established a network of Sustainability Champions. This team develops action plans to deliver on sustainability strategies to minimise environmental and social impacts. These have included targets for employee volunteering, converting printers to duplex and informing teams of the environmental consequences of their actions.

Videoconferencing: Many parts of the company have replaced air travel with videoconferencing. Key people have been trained in videoconferencing to reduce air travel. The internal monitoring indicates that there has been a slight decline in air travel since June 2003. It is hoped that a more significant reduction will be seen in air kilometres, along with a greater use of videoconferencing in the coming year. Results will be reported on in the 2005 Sustainability Report.

Recycling: IAG has developed a consumable recycling program to enable the recycling of printer, fax and toner cartridges and waste. This program, run in conjunction with Planet Ark, gives insights into the number of print consumable items that are recycled, plus a measurable result, which will help environmental performance and reporting. By working with Planet Ark, the Group is able to recycle all printer waste



IAG IS SUPPORTING MORE STUDIES ON THE KINDS OF CLIMATE-RELATED RISKS INSURERS MAY FACE IN FUTURE

(not only cartridges) and in 2005 will be able to report correctly on the amount of non-biodegradable landfill it has disposed of.

Greenpower: IAG has made a commitment to purchase 11.5% of electricity as Greenpower – electricity purchased from accredited clean renewable sources. Greenpower applies to a range of the Group's sites across NSW, Victoria and ACT from 1 August 2002 to 30 June 2005.

Hybrid cars: During the year, the Group bought 36 Toyota Prius hybrid vehicles for its fleet, with 14 more on order for the Group's assessors. These cars use approximately 50% less petrol than comparative cars and emit 90% less greenhouse gases (source: Toyota). Toyota reported that the initial purchase of 26 vehicles was the largest business order of the Prius since the first model launched in Australia in 2001.

More paper saving: The Technical Research Centre has, for the past two years, been transferring its Smash Repair Times Manual from hard to soft copy and has uploaded it to a website for smash repairers and assessors. This manual provides a benchmark to smash repairers on time spent on labour and paint jobs. The hard copy that the electronic version replaced was two volumes, A4 in size and contained roughly 500 pages per volume. Since the establishment of the website, no hard copies of the manual have been produced.

Achievements

IAG received widespread recognition for its comprehensive community investment program during the year. Following a nomination in 2003/04, IAG won the "Services to the Community Award" at the Australia and New Zealand Insurance Industry Awards in July 2004. As well, the Group was a finalist in the Australian Financial Review magazine's Corporate Partnership Awards for the partnership with St John, and for strategic community investment, as well as a finalist for the Australian Business Arts Foundation's Caliburn Corporate Strategy Award. The Prime Minister's Community Business Partnership Awards for Excellence in Business Partnerships awarded the Group a Judges' Special Commendation for the partnership with St John and in late 2004 it will be determined if IAG is successful in the Special Award for Impact on the Community. IAG is grateful to its community partners for contributing to its success in these fields.

With such a large number of policies, the Group's paper-based communications have a significant impact on the environment. While it is understood that customers may need to see hard copies of policies and schedules, the Group is working at reducing this impact where possible. "Project Novus" is one example of how the Group has reduced paper use for communicating with customers. Through this project the Group will use approximately seven million fewer sheets of paper per year – around 2,275 trees – and will cut production and delivery costs by around $1 million per year. Paper weight has been reduced and layout of policies closely examined to minimise wastage.

IAG's network of internal Sustainability Champions network has delivered some excellent business-unit sustainability initiatives. This group of enthusiastic sustainability supporters has been key drivers of change, establishing internal recycling programs, offering tips for reducing environmental impacts in the home, tying environmental performance to personal performance plans and identifying environmental and safety initiatives to be considered by the organisation. The team has been a key force in improving sustainability performance for the company.

Challenges

The community's financial literacy, ability to make informed and effective financial choices, has a significant impact on the insurance sector. IAG accepts its responsibility to society – and to the industry – to improve people's understanding of both insurance and the Group's role in helping to manage risk. In 2004/05, IAG will work towards improving community awareness and understanding of financial information and mitigating risk. The first step in this process will be a community education campaign run in conjunction with the education system and external stakeholders.

IAG has chosen "sustainability" to describe its goal to improve its social, environmental and economic impacts. Employee focus groups have indicated that most associate sustainability with recycling paper, planting trees or other "green" initiatives. In 2004/05 a communications and change-management strategy will be embarked on to better educate IAG employees on the broader value of sustainability at IAG and motivate involvement.

IAG has found the supply of high quality, affordable recycled paper difficult to source. Like many Australian companies that recognise the business and community benefits of sustainability, IAG at times struggles to find balance between the needs of stakeholders and the needs of the environment. This report is printed on recycled paper, locally made from 100% recycled paper and board. IAG representatives have visited the mill to ensure they were pleased with how the mill is being run and commenced constructive dialogue with the paper suppliers to help meet the Group's future needs. IAG hopes that the Australian market for such paper develops a broader range of options.

WORKING WITH OUR PEOPLE



Sue Wells, St John trainer

WORKING WITH OUR PEOPLE

"Building a great Australian company is about more than just business results. It's about meeting the needs of employees and creating a great place to work"

Safety, engagement, diversity, flexibility and retention are key aspects of workplace sustainability at IAG.

Building a great Australian company is about more than just business results. It's about meeting the needs of employees and creating a great place to work. As an employer of over 10,000✓ employees in Australia alone, IAG works hard to ensure its people are motivated, safe, well informed and well rewarded. Employee sustainability is also about making sure people are interested in their work, proud of where they work and are able to balance work and family commitments.

Of special importance is IAG's safety performance. As Australia's leading provider of personal injury insurance the Group must demonstrate that it knows how to manage safety in the workplace and is committed to a zero-accident culture.

PEOPLE POLICIES AND STRATEGIES

FULL TIME VERSUS PART TIME EMPLOYEES
8,811✓ FULL TIME EMPLOYEES, 86%✓
1,445✓ PART TIME EMPLOYEES, 14%✓

STAFF TURNOVER 20.52%✓
TARGET 17%

ABSENTEEISM 3.25%✓

PERCENTAGE OF WOMEN IN SENIOR MANAGEMENT 30%✓WOMEN 70%✓MEN

PERCENTAGE OF WOMEN IN EXECUTIVE POSITIONS
15%✓WOMEN 85%✓MEN

PERCENTAGE OF WOMEN ON THE BOARD
25%✓WOMEN 75%✓MEN

PERCENTAGE OF WOMEN IN THE ORGANISATION
58%✓WOMEN 42%✓MEN

FEMALE TO MALE SALARY RATIO
1:1.42✓

Initiatives

People strategy: To achieve corporate goals IAG has developed a people strategy. Its primary goals are:

- Attraction and retention
- High-performance culture
- Capability and development
- Simple and efficient people processes and systems

The strategy incorporates various programs and initiatives to achieve these goals. For example, the Work and Life program aims to help people balance their work with other aspects of their lives. It does this by recognising and understanding people's commitments outside work and finding ways to best accommodate them. The program includes such initiatives as Work and Flexibility, Work and Family, Work and Diversity, and Work and More Help (incorporating study assistance).

IAG has also developed programs to help its people use workplace flexibility to their advantage and the Group's. At present the full time and part time mix favours full time employment with a downward trend of part time employees. IAG would like to see more of its employees enjoy the flexibility offered to them and greater organisational capacity to encourage part time employment. In 2004/05 many of our people programs will deal with workplace flexibility and the benefits employees can enjoy from maximising their use of these initiatives.

Enterprise Agreement: In December 2003, the IAG Enterprise Agreement came into force. The agreement reflects IAG's commitment to create a working environment for all employees based on a commitment to high performance, productivity, flexibility and equity.



784 EMPLOYEES HAVE RECEIVED ST JOHN FIRST AID TRAINING

Notable inclusions in the agreement are six weeks' paid parental leave, opportunities for staff volunteering one day a year in a community organisation of their choice, the establishment of a work-life task force to encourage flexibility and diversity and IAG's commitment to the environment. The development of the Enterprise Agreement was conducted with significant input from external stakeholders, notably the Financial Services Union, and demonstrates IAG's commitment to collective bargaining. In IAG, the union represents 2,149 employees, or 20.1% of IAG's Australian employees.

Retention specialist: IAG has recently focused on people retention as a key factor in workplace sustainability. The appointment of a retention specialist has led to various initiatives that have had an impact on staff redeployment. In 2003/04 the company saved approximately $580,000 in redeployment (based on possible redundancy payouts). This result is not only pleasing financially, it also allows IAG to identify the skills of its people better and work with them to place them in roles that satisfy them.

Training: IAG recognises the importance of training its people so they are aware of current issues and events relevant to the Group. As a fully qualified training provider, IAG uses its network of trainers to nurture a culture of high performance. At present the information systems do not capture reliable data on the specific number of staff trained. In 2005 IAG looks forward to reporting quantitative training data.

Indigenous employment program: IAG recognises that Indigenous Australians have suffered disadvantage in the workplace and broader community. Through a range of employment, learning and community program initiatives, the Group is working in partnership with Indigenous communities to help overcome this disadvantage.
A Memorandum of Understanding has been signed with the Department of Employment and Workplace Relations to participate in the Corporate Leaders for Employment Project, funded by the Commonwealth Government. The aim of this project is to generate greater Indigenous employment in the private sector.

A number of other steps have been undertaken to ensure IAG's long-term support of Indigenous employment. These include the development of a comprehensive Indigenous Employment Strategy and the appointment of a full time diversity specialist. Key achievements so far include the increase in Indigenous employees at IAG from four to 13 in the past year; the support for five Indigenous programs through the communityhelp grants; the ongoing financial support for the Police Youth Mentor Program in Redfern; and the financial and professional expertise afforded to the Aboriginal Employment Strategy to help build its business and extend operations into Dubbo. These partnerships are aligned to the Group strategy of reducing risk and making local communities safer.

Appropriate behaviour: IAG values the integrity of its employees. The Group wants to provide a satisfying, businesslike workplace that encourages performance and job satisfaction and ensures that its integrity and reputation is not compromised. Various codes of conduct have been adopted to ensure its people act in an ethical and appropriate manner. These policies provide guidelines on issues such as resolving workplace grievances. They also guard against dishonest and fraudulent behaviour, misuse of email and internet access, discriminatory or exclusive practices, harassment or any conduct that might require advice or discipline.

To ensure effective implementation of the Group's Code of Conduct all managers at IAG are required to complete a compliance report bi-annually for their department. Matters of compliance are reported and monitored through the Regulatory Affairs Committee and the Risk Management & Compliance Committee of the Board. For a full copy of the code of conduct for IAG employees please see www.iag.com.au/pub/iag/CorpGov/media/2002CodeConduct.pdf

LISTENING TO OUR PEOPLE

EMPLOYEE ENGAGEMENT SCORES
2003 45% WITH A RESPONSE RATE OF 77%

2004 53%✓ WITH A RESPONSE RATE OF 88%.
ENGAGEMENT SCORE TARGET OF 49%

ENGAGEMENT SCORE TARGET FOR 2005 OF 60%

Initiatives

Your Voice: The annual Your Voice survey provides an opportunity for staff to inform managers how they feel about working at IAG. The survey is used to determine employees' engagement: what makes people passionate about working for the Group and how engaged and aligned they are with the Group's purpose, strategy and goals.

People who are engaged will:

- consistently *say* positive things about working at IAG
- want to *stay* with IAG
- *strive* to achieve above and beyond what's expected of them.

Research shows a strong connection between the level of employee engagement and an organisation's financial performance over the long term. Response rates to this internal survey in 2004 were an impressive 88% (for more details see "Achievements" below).

Two-way dialogue: Transparency and honesty are two of IAG's core values. To help IAG's people practice these values in their day-to-day operations an integrated communications program has been developed involving a two-way dialogue at all levels of the organisation. Local and central staff consultative committees provide the structure for employees and management to work together to effectively communicate, share information in a timely manner and identify and recommend improvements to workplace issues.

All staff have access to, and are encouraged to use, Mike's Mailbox – an email address of the CEO Michael Hawker. This gives the CEO the opportunity to ascertain people's views, questions, concerns and proposals. He personally responds to and/or reviews them all. Another forum for internal communication is the monthly DisCo – Discussions about the Company. DisCo allows IAG employees to hear important company messages and ask questions of their Group executives or senior managers.



EMPLOYEES HAVE THE OPPORTUNITY TO VOLUNTEER ONE DAY PER YEAR IN A COMMUNITY ORGANISATION OF THEIR CHOICE

Staff consultative committees: The Group's personal insurance manufacturing area has established staff consultative committees. These committees are being considered by other areas of the business for roll out in 2005. The purpose of the committees is to:

- promote corporate goals and cooperative workplace relations
- act as a channel between management and staff to communicate and share information in a timely manner
- identify and recommend improvements to workplace issues
- achieve a better workplace.

Each region has its own staff consultative committee to ensure that local issues are considered in discussions and decision-making. Staff are elected by their area to represent them on the committee and each committee also has a management representative. The committees offer staff and management an opportunity to freely discuss workplace issues and negotiate on areas of concern. These committees also play a key role in organising local community support initiatives and fundraising.

WORKPLACE SAFETY

NUMBER OF WORKPLACE ACCIDENTS PER MILLION HOURS WORKED
2002 11.77
2003 12.49
2004 9.32✓, 20% REDUCTION TARGET ACHIEVED
2005 20% REDUCTION TARGET

NUMBER OF EMPLOYEES TRAINED IN FIRST AID
2004 784✓

TOTAL NUMBER OF FIRE WARDENS
421✓

DOLLAR SPEND ON OH&S
$142✓ PER FTE

TOTAL SPEND
$1,376,949✓

DOLLARS ON OH&S INITIATIVES
$660,963✓

DOLLARS ON OH&S SALARIES + ON COSTS
$715,986✓

Initiatives

be-safe program: To protect IAG people while they work, the Group has developed the be-safe program to address occupational health and safety. The aim is to foster a safety culture, with a goal of zero harm. The commitment is confirmed at the highest level with the CEO in the role of Chief Safety Officer. This and other commitments to safety are in IAG's Charter for Health Safety and Security. www.iag.com.au/pub/iag/sustainability/media/IAG-OHS-Charter-Dec03.pdf

Workplace accidents have reduced by over 25.4% compared with last year, surpassing the company target of 20%. This reduction is a good indication that the be-safe communication and training initiatives introduced during the year have had the required effect.

IAG is currently improving the accessibility of accident/incident forms in an effort to make the process more user friendly. This system improvement will increase accuracy of data and decrease the number of incidents that go unreported.

An important part of the Group's partnership with St John Ambulance is the establishment of a primary supplier arrangement for the provision of first-aid training. This includes a two-day course for first aid officers and a four-hour CPR course available to all staff. From the inception of the training partnership in January 2004 to June this year, 499 employees had participated in the four-hour training. This figure is expected to increase over the next year, with significant numbers of employees already having booked for future courses.

IAG has 421✓ staff trained as fire wardens. Staff also form part of the emergency plan at many other buildings/shopping centres not controlled or owned by the company.

IAG spent over $1.3 million✓ on OH&S costs in 2003/04. This comprises medical costs, fire protection, and general OH&S

Achievements

In 2004, the engagement score of IAG employees surpassed the target of 49% and reached an overall rating of 53%✓. In 2005 the target has been set at 60%. While this increase is substantial, it reflects the significant improvements which are yet to be made. Employee input received through this survey will help foster an environment that encourages the development of new ideas and provides a strong sense of the organisation's purpose, which in turn will help build the business.

Challenges

The Group recognises that it needs to work on achieving a more balanced representation of men and women at the senior levels of the organisation. Senior management is made up of only 30%✓ women and in executive positions, the figure is 15%✓. With women representing 58%✓ of our workforce, it is acknowledged that there is room for improvement.

The benefit of having a workforce that better reflects Australia's diverse society is understood at IAG and it recognises that this is an area for improvement in 2004/05. The Group realises, for instance, that it is not enough to just report on the number of women and Indigenous Australians employed. The goal for 2004/05 is to produce performance data on ethnicity, disability, age and women.

In the past year IAG did not meet its turnover target of between 13-17%. To maintain a solid employee base the Group realises it needs to be more attuned to issues causing its people to prematurely leave the organisation. In 2004/05 the Workforce Planning team will work closely with key areas in the business to assess their attraction and retention strategies and actions.

ADDING SHAREHOLDER VALUE



ADDING SHAREHOLDER VALUE

"This year favourable conditions aligned for IAG from both an investment and underwriting perspective, helping to improve insurance profit to $792 million"

Australia needs a strong and profitable insurance sector. Customers must have certainty that insurers have the financial strength to pay claims. At the same time, shareholders, who provide the capital to fund IAG's growth, expect returns that are commensurate with the risks associated with their investments. This year favourable conditions aligned for IAG from both an investment and underwriting perspective, helping to improve insurance profit to $792* million. However, the size of profit should be viewed in context – IAG paid about $4.2* billion in claims cost during the year and the company insures more than $800 billion in property assets.

MEETING SHAREHOLDER EXPECTATIONS
Initiatives

Increased shareholder returns: IAG delivered a strong financial performance in 2004, reporting a record insurance profit of $792* million. Profit was boosted significantly by the $434* million return made from investing the Group's shareholder funds. This represents a record since IAG's listing and a $554* million turnaround from the $120* million portfolio loss incurred last year. In addition, sales (risks in force) increased 5.2%, the Group entered new markets, and operating efficiencies improved. The result included a full 12-months' performance of the CGU/NZI acquisition, compared with only six months in the previous year. These businesses added more than $2.5 billion in annual revenue to the Group. The sale of ClearView Retirement Solutions also contributed around $61* million in pre-tax profits. In light of the strong performance, shareholders were rewarded with a 91% increase in the dividend they received.

Engaging shareholders: In keeping with the Code of Conduct and the importance of continuous disclosure, IAG ensures shareholders are kept informed of significant developments. Regular announcements to the ASX are relayed through an email messaging service to shareholders who have registered to receive them and they are posted on the IAG website. Major investor briefings are webcast where practical and copies retained on the website so that they can be easily accessed. The company seeks media coverage of key events to deliver information to shareholders and communicates formally with them through annual and half-year reports and at annual general meetings, where they are encouraged to ask questions of the Board. Electronic proxy voting was introduced for the 2004 AGM to make it easier for shareholders to lodge their vote on resolutions.

* These numbers have been extracted from IAG's annual report 2003/4


REVENUE GROWTH – YEAR ENDED 30 JUNE
□ net earned premium (LHS) □ gross written premium (LHS)
– growth on prior year (RHS) - - compound annual growth rate
$bn
%
CAGR = 25%


INSURANCE RESULT AND MARGIN – YEAR ENDED 30 JUNE
□ insurance result (LHS) – insurance margin (RHS)
$m
%


RISKS PER FULL-TIME EMPLOYEE
The number of risks that IAG insures per employee:
1,189
1,687

Brand value: Several independent studies undertaken during the year confirmed the significant value of our Australian retail brands – NRMA Insurance, SGIO and SGIC – and showed NRMA Insurance to be the most trusted insurance brand in NSW and ACT with the highest commitment score of any insurance brand in Australia, and well in excess of international benchmarks. Considerable effort is being made to further increase brand value by aligning IAG employees around a common culture that is focused and motivated and cares about customers and the community. Demonstrated improvements can already be seen through improved customer service levels, a fall in the number of complaints, a reduction in errors and acceleration in employee engagement.

ETHICAL GOVERNANCE

Initiatives

Corporate governance: Following the publication in March 2003 of the ASX's Principles of Good Corporate Governance and Best Practice Recommendations, IAG's directors examined the Group's corporate governance framework and during the 2003/4 year made some adjustments to ensure that practices meet or exceed the ASX recommendations. These adjustments included the publication of the charters of the Board's and its three standing committees, the Group's Code of Conduct and Continuous Disclosure and Insider Trading Policy on IAG's website (www.iag.com.au).

IAG has also actively participated in the debate to improve Australia's corporate governance, making submissions to a parliamentary committee on the CLERP 9 legislation, to ASIC on the Financial Services Reform Act, to the Davis Report on the merits of financial system guarantees, to the Potts Report on the regulation of direct offshore foreign insurers and discretionary mutual funds, as well as proposals to APRA to strengthen the prudential regime for the country's general insurance industry. All public government submissions are included on IAG's website.

Considerable effort is being made to further increase brand value by aligning IAG employees around a common culture that is focused and motivated and cares about customers and the community

IAG representatives have also participated in forums, working parties and committees of insurance industry associations and accounting and actuarial professional bodies to formulate, among other things, the new General Insurance Code of Practice and to respond to proposals for the introduction of new accounting standards which have particular application to the general insurance industry.

The Group is confident that through active engagement with government, regulators, industry and professional groups, it can best work to ensure that the company interests and those of its stakeholders are properly considered when it comes to formulating proposals to improve Australia's corporate governance, general insurance prudential regime and insurance industry practices. Appropriate regulation improves, rather than stifles, competition, protects consumers and promotes and sustains public confidence in insurers and their products.

Reputation: Since reputation is IAG's most valuable intangible asset, ethical and responsible decision-making is taken very seriously. The Code of Conduct extends to all employees. It is designed to encourage ethical and appropriate behaviour in all avenues of work, based on: acting honestly and openly in all dealings; complying with all laws and industry codes that regulate the Group's activities; abiding by IAG rules to prevent insider trading; maintaining confidentiality; and avoiding conflicts of interest.

Remuneration strategies: IAG's approach to remuneration for all employees, including executives and directors, is based on ensuring that the Group can attract and retain the best people to drive performance and deliver fair returns to shareholders. At Board level, IAG's Nomination, Remuneration & Corporate Governance Committee ensures overall remuneration and human resource policies fit the Group's strategic goals, and monitors their effectiveness, integrity and compliance. It comprises the chairman and two non-executive directors.


IAG ORDINARY SHARE PRICE PERFORMANCE VERSUS OTHER SHAREMARKET INDICES
– IAG shares – S&P/ASX 200 index
– ASX/S&P 200 INSURANCE index – MSCI WORLD EX AUS index
200
180
160
140
120
100
80
60
40
20
0
AUG 00
JUN 01
JUN 02
JUN 03
JUN 04


DIVIDENDS PER ORDINARY SHARE IN RELATION TO THE YEAR ENDED 30 JUNE (cents per share)
01
10.0
02
10.5
03
11.5
04
22.0


CONTRIBUTIONS TO THE COST OF RUNNING OUR BUSINESS
☐ claims expenses 54%
☐ government levies & taxes 18%
☐ underwriting & administration 12%
☐ commissions 6%
☐ underwriting profit 5%
☐ reinsurance expenses 5%

Achievements

On the financial side of the business, IAG met or exceeded all targets. It completed the program to integrate CGU and NZI into the Group to deliver the $160 million (pre-tax) in annual synergy benefits promised at the time of the acquisition. On the capital management side, a $414* million off-market share buy-back was completed and recorded a regulatory capital position as at 30 June of 1.75* times the minimum capital required by APRA.

Challenges

A major challenge will be to maintain the Group's leading positions across all market segments and continue to build profitable and sustainable earnings growth. The Group insures approximately one in three cars, one in three homes, one in two farms, and one in six businesses in Australia. The economics of the business is based on scale. Scale allows access to volume discounts across the supply chain, without sacrificing quality. For customers, that means better, more competitively priced products and services. Scale also allows risk and costs to be spread across a larger number of policies, delivering greater stability of earnings for shareholders.

IAG recognises that future non-organic growth opportunities are likely to be offshore. As such, another challenge is to expand internationally, subject to finding the appropriate opportunities at the right price.

For over two years, IAG has undertaken a considerable amount of research and developed capabilities on the assumption that any international move will rely on the Group being able to use the competencies that have been built in its home markets. Parts of Asia have been identified as having the best potential for IAG to generate value for shareholders by using the Group's skills in underwriting motor insurance, motor claims management and direct distribution. Of course, international investments will need to be carefully reviewed to ensure they are in the best interests of IAG and its shareholders.

For further details of our sustainability performance please see the IAG website www.iag.com.au/sustainability

The following details the definitions used in the calculation of data represented in the graphs and charts in each section of this report:

Absenteeism: Employee absenteeism is a measure to indicate the absence level in IAG. The absenteeism is determined by dividing the total annual unscheduled absence days by total annual days worked.

Air travel: Distance travelled by IAG employees includes domestic, trans-Tasman and international flights booked through the online travel service provider.

Charity leave: Number of days based on FTE working hours taken as charity leave by IAG employees.

Claims satisfaction levels: Satisfaction levels of IAG customers in the settling of claims in personal lines only. Satisfaction levels are determined from two questions in the Home and Motor Surveys. Surveys are conducted by a third party and include NRMA, SGIO and SGIC and exclude CGU.

CO_2 emissions: CO_2 emissions are calculated for electricity consumption, office and print paper use, fuel use and air travel using emissions factors obtained from the Australian Greenhouse Office.

communityhelp grants: Cash grants given to community groups through the communityhelp grant program. Figures reported are inclusive of GST.

Contribution to Gross Domestic Product (GDP): The net earned premium as a percentage of GDP, where GDP was obtained from the Australian Bureau of Statistics, document title "National Income Expenditure and Product" from the National Accounts Catalogue #5206.0 Table 3.

Customer satisfaction levels: A measure of the end to end customer experience when enquiring, taking out or renewing general insurance. Customer satisfaction levels are determined by a third party through telephone interviews with a random sample of customers contacted within 48 hours of service experience.

Employee engagement score: Determined through six questions in the Your Voice staff survey conducted by a third party. The survey assesses the extent to which employees consistently say positive things about working at IAG, want to stay with IAG, and strive to achieve above and beyond what's expected of them.

Electricity use: Includes metered electricity consumption for those sites directly owned or controlled by IAG (approximately 70% of all sites). Where metered data is not available, electricity consumption has been estimated based on an equivalent floor space model using consumption figures for similar known sites.

FTE (Full Time Equivalent): FTE is a measure of the size of the workforce that takes account of part-time employees. It is determined by dividing total working hours by 37.5 (Standard Full Time Hours). Figures do not include guests, casuals or employees on extended leave without pay.

Fuel: Petrol consumed by IAG's tool of trade fleet (cars used by IAG assessors and for sales and claims purposes). Diesel and LPG use is not reported as it accounts for a very small proportion of overall fuel use (less than 0.2%).

Full time versus part time staff: Number of full time versus part time staff as assessed through internal online HR system codes. Full time employees work 35 or 37.5 hours a week depending on their Enterprise Agreement. Part time employees work less than 35 hours per week.

Funding of OH&S initiatives: Spending on medical costs for employees, fire protection, St Johns Ambulance training, the besafe program and the Employee Assistance program.

FURTHER INFORMATION

Funding of OH&S salaries and on-costs: Salaries and on-costs for staff in the occupational health and safety department.

Funds for community investment: Direct financial support of community groups and programs, as well as indirect support to help promote and raise awareness of these community organisations. This also includes direct IAG management and administration related costs. Figures reported are exclusive of GST.

Green electricity: Green power purchased by IAG. Only IAG sites in NSW, ACT and VIC consumed green power in 2003-04. Green Power is a national accreditation program of the Sustainable Energy Development Authority (SEDA).

Headcount: Employees employed by IAG regardless of their hours of work, excluding guests, casuals and employees on extended leave without pay.

Male to female annual salary ratio: The ratio is determined by dividing the average of male employees' total annual salary by the average of female employees' total annual salary. The average of male employees total annual salary is determined by dividing the sum of male employees annual salary by the number of male employees at the end of the reporting period, the average female employees total annual salary is calculated on the same basis.

Number of level 2 and 3 customer complaints: IAG records three levels of complaints. Level 1 includes issues raised at the branch level, Level 2 includes complaints escalated to IAG head office customer service consultants and Level 3 are those complaints that are referred to a third party for resolution. Figures reported include only Level 2 complaints and above.

Number of fire wardens: The number of staff who have been trained as fire wardens. Staff are trained through an external service provider.

Number of staff trained in first aid: The number of staff who have completed first aid training. This comprises staff who attended either a 4-hour CPR training course or a 2-day First Aid Officer Training course in the current reporting period as well as staff with previous first aid training.

Number of workers compensation claims: The number of workplace incidents that became workers compensation claims. This does not include claims that were declined or withdrawn.

Office paper use: A3 and A4 office paper use as determined through an inhouse ordering system using two separate suppliers.

Print paper: Print paper consumption consisting of commercially printed material (booklets, business cards, brochures and customer documentation such as renewals and certificate of insurance).

Recycled waste collected: Comingled waste collection coordinated though VISY. This figure includes recycled paper at 388 George St, Sydney and WA sites only, and storage box destruction. At present IAG do not have separate figures for paper recycled, as the recycling bins collect both paper and other types of recycled waste (commingled waste). It is estimated that 90% of waste recycled is paper.

Risks in force: Total risks covered through IAG policies. Business policies may cover two or more distinct risks of business and therefore the risks are accounted for separately.

Staff turnover: Turnover percentage is determined by dividing the total number of terminations by Headcount. Termination includes all permanent full time, part time employees and excludes casuals, guests, and employees on a fixed term contract.

Staff volunteering commitment to the community: Based on 1-day Enterprise Agreement allocation to community leave. Figure is based on total FTE employees and average staff wage per average day worked.

Sustainability nominations for rewardhelp: rewardhelp is the internal staff recognition program. This indicator takes into account all rewardhelp nominations in the sustainability and innovations category.

Women in executive management: Total number of females on the Executive Management Team.

Women in senior management: Total number of females in senior manager positions. Women in senior management is determined as women in the position of senior manager and above, as per the Australian Standard Classification of Occupation (ASCO 1.1).

Workplace giving program: The dollars contributed by staff through payroll deduction scheme.

If you have any suggestions or questions arising from this report please do not hesitate to contact IAG at sustainability@iag.com.au

KPMG

INDEPENDENT REVIEW REPORT TO IAG ON ITS SUSTAINABILITY REPORT 2004

Introduction

We have been engaged by IAG to review selected quantitative environment, workplace, customer and community performance data (the Performance Data) for the year ended 30 June 2004, as reported in the IAG Sustainability Report 2004 "The Fewer The Risks The Better For Everyone" (the Report) on pages 1 to 28. This report is made solely to IAG in accordance with the terms of our engagement. Our work has been undertaken so that we might state to IAG those matters we have been engaged to state in this report and for no other purpose. The report is not to be used for any other purpose or distributed to any other party. We disclaim any assumption of responsibility for reliance on this report to any party other than IAG, of for any other purpose other than that for which it was prepared.

Respective responsibilities of directors and reviewers

The directors of IAG are responsible for the preparation of the Report and the information and assessments contained within it, for determining IAG's objectives in relation to environment, workplace, customer and community performance, and for establishing, and maintaining, appropriate performance management and internal control systems from which the reported information is derived. Management's assertions about the effectiveness of the performance management and internal control systems, within the limitations described in the Chief Executive Officer's Statement in the Report, are included in a separate letter that we have received from management containing representations about the effectiveness of the performance management and internal control systems.

Our responsibility is to report, based on our review, whether anything has come to our attention in relation to the Performance Data that would lead us to believe that:

- it has not been presented fairly in accordance with the Criteria established by management; or
- we have not received all the information and explanations we required to conduct our review.

Scope

We have reviewed the quantitative Performance Data identified with the symbol "✓" on pages 1 to 28 of the Report for the year ended 30 June 2004. There are no generally accepted standards for the preparation, publication or review of environment, workplace, customer and community performance data. IAG applies its own internal sustainability reporting guidelines, based on emerging best practice for reporting sustainability performance (the Criteria), a concise version of which is provided on pages 29 and 30 of the Report. The selection and suitability of the Criteria is the responsibility of management. Our review did not include an assessment of the adequacy of the Criteria themselves nor a review of systems, processes and internal controls to verify the completeness of the documents we examined. Our review was conducted on the Performance Data for the Australian operations of IAG only and we do not express any opinion on the Performance Data for New Zealand, Thailand, China or other countries.

We conducted our work in accordance with the International Standard on Assurance Engagements ISAE 3000: Assurance Engagements other than Audits or Reviews of Historical Financial Information, issued by the International Auditing and Assurance Standards Board and with Australian Auditing Standards AUS 108 *"Assurance Engagements"* and AUS 902 *"Review of Financial Reports"*. A review is limited primarily to inquiries of company personnel and other procedures applied to the compilation and presentation of the quantitative data, including testing a small number of relevant transactions or events. A review does not provide all evidence that would be required in an audit thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, do not express an audit opinion.

Our review was planned and carried out to obtain all the information and explanations that we considered necessary to provide sufficient evidence for us to give limited assurance that the Performance Data are presented fairly in accordance with the Criteria established by management. Our work consisted of:

- understanding the systems used to generate, aggregate and report the Performance Data by observation and discussions with key personnel from IAG;
- agreeing that the Performance Data has been prepared in accordance with IAG's sustainability reporting guidelines and indicator definitions;
- inquiry into, inspection of, and testing of processes and systems used to generate and report the Performance Data, including documents and records;
- assessing whether, based on our findings, any additional information exists, the omission of which may result in the Report and Performance Data being materially misstated or misleading;
- understanding the process in place to aggregate the Performance Data at group level, and testing of the accuracy of the aggregation process; and
- assessing whether any disclosures in the Report relating to the Performance Data are inconsistent with our findings.

Inherent limitations

Because of the inherent limitation in any system of internal controls it is possible that errors or irregularities may occur and not be detected. Further, the performance management and internal control systems which management have established and from which the Performance Data is derived, have not been reviewed and no view is expressed as to their effectiveness.

Review statement

Based on our review, which is not an audit, nothing came to our attention to indicate that the Performance Data indicated by the symbol "✓" in the Report for the year ended 30 June 2004 has not been presented fairly in accordance with the criteria established by management.

KPMG

KPMG

Terblanché

DR ANDRIES B TERBLANCHÉ
Partner

Sydney, 22nd October 2004

ASSURANCE STATEMENT

GLOBAL REPORTING INITIATIVE INDEX

Emissions effluents and waste
EN8 Page 18
EN9 – 10 Not applicable
EN11 Partially reported in page 18
EN12 – 13 Not applicable

Products and services

EN14 – 15 Page 20

Compliance

EN16 Page 49 of Concise Annual Report 2004

Social indicators

Employment

LA1 Page 3, 22

LA2 Page 22

Labor/management relations

LA3 Page 22 – 23

LA4 Page 23 – 24

LA5 Not reported

LA6 Page 24

LA7 Page 24

LA8 All IAG anti-discrimination and harassment programs cover individuals and groups of people on the grounds of race, nationality, ethnic background, disability or HIV status or other grounds covered by the Group's EEO policy

LA9 Not reported

Diversity

LA10 Will be reported in 2005

LA11 Page 22

Human rights

HR1 Partially reported on pages 6 – 7

HR2 Not reported

HR3 Not reported

HR4 Pages 22 – 23

HR5 Page 23

HR6 – 7
Partially reported on pages 22 – 23

HR12* Page 23

SO1 Partially reported on pages 15 – 17

SO2 Pages 6, 23

SO3 Not reported

SO4* Pages 2, 20 and page 17 of Concise Annual Report 2004

Product responsibility

PR1 Page 10 – 12

PR2 Page 10

PR3 IAG manages and complies in accordance to Federal Privacy Act

FINANCIAL SERVICES SECTOR SUPPLEMENT

Social performance

CSR management
CSR1 Page 6
CSR2 Pages 6 – 7

CSR3 To be reported in 2005

CSR4 Not reported

CSR5 Not reported

CSR6 Partially reported on pages 23 – 24

Internal social performance

INT1 Pages 6 – 7

INT2 Partially reported on page 22

INT3 Page 23

INT4 Pages 46 – 48 of Concise Annual Report 2004

INT6* Page 22

INT7 Partially reported on page 22. Ethnicity data will be reported in 2005.

Performance to society

SOC1 Pages 14 – 15

SOC2 Page 14

Suppliers

SUP1 Page 19

SUP2 Partially reported on page 19

Asset management

AM1 – 3 Not reported

Insurance

INS1 Not reported

INS2 Not reported

INS3 Page 12

INS4 Page 16

* Additional GRI indicator

DESIGNED AND PRODUCED BY BUS
THIS REPORT HAS BEEN PRINTED ON AN AUSTRALIA
STOCK CALLED PLANTATION. PLANTATION IS AN ENV
RESPONSIBLE PAPER, MANUFACTURED UNDER EN
MANAGEMENT SYSTEM ISO 14001. IT CONTAINS 100% RE
INCLUDING 85% RECYCLED PAPER WASTE (A COMBINATION OF POST AND PRE-CONSUMER WASTE) AND 15% COTTON FIBRE, AN
C

82-34821

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance Australia Group

10 November 2004

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

ANNUAL GENERAL MEETING

Attached are copies of:

- an address by the Chairman, Mr James Strong; and
- a presentation by the Chief Executive Officer, Mr Michael Hawker,

to be delivered to the Annual General Meeting of Insurance Australia Group Limited, scheduled to commence at 10:30am today.

The AGM is being webcast on www.iag.com.au.

Yours sincerely

Anne O'Driscoll

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attachment (23 pages)

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE NZI

N:\CSCDept\CSCUser\ASX\2004\Nov\101104 AGM Address Cover.doc

Address by Mr James Strong, Chairman
Insurance Australia Group Limited
2004 Annual General Meeting
10 November 2004

The main purpose of my address as Chairman today is to provide a brief overview of your Company's performance over the past financial year.

I will then ask Chief Executive Officer Michael Hawker to speak in more detail on the operations of the company and to comment on some emerging business trends.

Mike will also launch our inaugural Sustainability Report, which will explain the first-aid kits and other items we have given to you as part of today's meeting. The launch of this report is an exciting step for the company, providing a tangible demonstration of our commitment to reducing risk in the community. We believe being a sustainable business is what creates shareholder value in the longer term.

Group performance - overview

The 2003-2004 year was a successful year for the Group on many fronts. We met or exceeded all Group financial targets. Shareholders benefited from quality returns, and our continued operational improvements saw us sustain very high customer satisfaction and retention levels.

The Group recorded a net profit of $665 million for the year, representing a record result for the Group since it listed on the Stock Exchange four years ago. Our improved result was driven by four primary factors:

- An improved underlying performance;
- Record investment income since listing, on the back of the best equity market returns in three years;
- The inclusion in the results of performance of the CGU and NZI businesses for a full 12 months; and

- Profits from the sale of ClearView Retirement Solutions, which we sold earlier this year in line with our strategy to focus solely on general insurance.

I believe the strength of the result is clear evidence that the strategy set in 2002 is working. It was an especially pleasing result given that it was achieved against an environment in which average premiums in most of our classes were reducing or stable.

Mike will provide greater detail about the Group's performance shortly.

Dividends

During the year, your Board reviewed the Group's dividend policy. In recognition of our strong financial position, the Board increased the target dividend payout ratio from 40% to 70% of normalised profit after goodwill amortisation, up to 50% to 70% of normalised profit before goodwill amortisation.

Applying this new policy, the total dividends paid to shareholders this year increased by 91% compared with last year. In October, we paid shareholders a final dividend of 14 cents per share, bringing the total dividend to 22 cents for the year, which represents a 10.5 cents per share increase from the previous year.

Going forward, the Group is aiming to deliver at least 10% dividend growth per year in line with our strategic goal of delivering top quartile shareholder returns.

Capital management

In addition to the increased dividend, we returned surplus capital to shareholders through an off-market share buy-back which was successfully completed in June.

Approximately 5.6% of shares on issue were bought back for a total of $414 million. The buy-back was completed at 12% below market, reflecting the participants' interest in the franked dividend component. This outcome is expected to increase our earnings per share and return on equity over time.

This was the third buy-back we have undertaken since listing, which demonstrates our active approach to managing the Group's capital to ensure it is administered in the most efficient manner.

Together with the dividend, this brings the total amount of cash returned to ordinary shareholders for the year to $772 million.

Share price performance

I am pleased to report that our achievements have been rewarded with solid share price performance, with an investment in IAG shares growing 47% over the past financial year. The aggregate total shareholder return has been more than 100% since we listed four years ago.

Risk management and corporate governance

This year's Annual Report has a distinct and deliberate theme: Risk Management. We believe this theme captures the approach we take at every level of Insurance Australia Group, and is at the heart of our approach to corporate governance.

The framework we have established to manage risk involves a robust structure, with a number of key forums at Board and executive level, as well as internal policies and processes to monitor and meet the requirements of the Group's Risk Management Strategy.

However, more important than having these structures and processes, is ensuring they work in everyday practice and are embedded into the culture of the organisation. To meet this challenge, the Board and executive actively promote a culture of transparency, encouraging early and open identification and communication of risks and issues. We do this through mechanisms for

rapid escalation of important matters to relevant executives and/or Board members; and by providing performance incentives to managers aimed at encouraging a proactive risk management culture.

We believe this organisation-wide and transparent approach to risk management is vital to ensuring a sustainable future for the company. As such, the theme of 'risk management' will be visible to shareholders moving into the future.

Regulatory and legislative environment

Once again this year, considerable time was spent on monitoring, analysing and responding to change in our regulatory and legislative environment. We believe that through our active engagement with governments, regulators, industry and professional groups, we can work most effectively to ensure the interests of the Group and its stakeholders are properly considered.

We participated in the debate to improve Australia's corporate governance, making submissions to the Parliamentary Joint Committee on Corporations and Financial Services on the CLERP 9 legislation which became law on 1 July 2004.

In addition, we made submissions to, among others, the Australian Securities & Investments Commission in relation to the Financial Services Reform provisions to the Corporations Act, to the Davis Report into the merits of financial system guarantees, as well as proposals by APRA to strengthen the prudential regime for the Australian general insurance industry.

There is no doubt that the amount of time and money spent on dealing with the constant regulatory change has been significant again this year, and we anticipate further change to come. However, we believe that appropriate regulation enhances competition, protects consumers and sustains public confidence in insurers and their products. Therefore, we will continue to engage in debate and prepare the Group to adapt quickly to changes as they are introduced.

Future Priorities

Looking ahead, Insurance Australia Group has real momentum. Our intention is to optimise our already strong franchises in Australia and New Zealand by continuing to improve our customer service and efficiency, and use our scale responsibly in these markets.

We will also work to identify and pursue new growth opportunities offshore, leveraging our core capabilities in motor underwriting and claims management.

We will continue to focus on risk management, constantly assessing our approach and practices to ensure a risk management culture is fostered throughout the organisation.

I would like to thank the Board, management, and all people across Insurance Australia Group for an outstanding year of hard work and real progress.

In particular, I want to thank our two retiring Directors, Dominique Fisher and Anne Keating. I do this both in my capacity as Chairman, and also on a personal basis. In my term on this Board they have both been active Directors contributing in a constructive manner in all Board discussions.

Dominique and Anne are retiring at this AGM and not standing for re-election in line with our policy for Non-Executive Directors adopted last year. Dominique and Anne were first appointed to the Group's Boards in 1996.

Thank you Dominique and Anne for your role in the success of IAG, particularly in the period of stability and growth over the past three years. You leave the company in very good shape.

I am delighted to welcome two new people to the meeting today – Ms Yasmin Allen and Mr Brian Schwartz. Yasmin and Brian have put themselves forward for election to the Board, and your Board recommends you vote in favour of their election. I will formally introduce Yasmin and Brian, outline their credentials, and ask each of them to address the meeting to demonstrate the skills they will bring to

the Board, when we reach the formal part of the business of the meeting to consider the resolutions.

I would also like to thank Michael Hawker for his excellent leadership as Chief Executive Officer of the Group. The Board and people across the organisation appreciate the guidance and success he has brought to the Group. It is pleasing to also note that, once again this year, he has been recognised externally by commentators and industry organisations, and has been the recipient of a number of awards, including the Best Insurance Executive Award 2004. Congratulations.

Supporting Mike is a very capable management team and an engaged staff, which is vital to our continuing success.

I would also like to thank you, our shareholders, for your continued support. I can assure you that we remain firmly focussed on our strategic goals so we can continue to deliver value to you, and we understand that to meet those goals we must be able to anticipate and respond to the challenges we face.

ENDS

Annual General Meeting 2004

IAG
Insurance Australia Group

Michael Hawker
Chief Executive Officer

10 November 2004

NRMA INSURANCE SGIO SGIC CGU SWANN INSURANCE STATE NZI

Insurance Australia Group Limited ABN 60 090 739 923

Overview

- Our purpose
- Year in review
- Sustainability Report
- Looking forward
- First quarter update

Our purpose creates shareholder value



PAYING CLAIMS
UNDERSTANDING AND PRICING RISK
SHAREHOLDER VALUE
REDUCING RISK
MANAGING COSTS

Insurance Australia Group Limited
ABN 60 090 739 923

We believe our purpose at Insurance Australia Group is to deliver value in four ways:

•**Paying claims**: Customers expect their claims will be paid. That's the point of insurance. But we need to ensure there is no misalignment between what we pay our customers when they claim and what they perceived we would pay when they initially took out the policy. Last year we paid out about $4.2 billion in claims. That equates to around $11 million a day.
•**Understanding and pricing risk**: We price our products before we know their real cost to us. So it's important we are expert in assessing and pricing risk accurately and fairly.
•**Managing costs**: Our operating costs are factored into the price of a premium, so we aim to be as efficient as possible. We are using our scale responsibly to keep our costs per policy down.
•**Reducing risk**: None of us wants to experience the hardship that leads to making a claim, so we use our knowledge to help reduce the likelihood of a claim occurring in the first place. We concentrate on four areas – crime prevention, road safety, workplace safety and the environment.

Aligning our people and our business around these four principles is the key to ensuring our future sustainability and creating value for our shareholders.

IAG
Insurance Australia Group

Year in review

Results for the past 12 month period show the group has exceeded all Group financial targets. Our achievements during the year have been numerous in relation to our **customers**, our **people**, the **communities** in which we operate, and our **shareholders**.

Customers: Satisfaction & retention high

IAG
Insurance Australia Group



Claims Satisfaction NRMA, SGIO, SGIC, CGU*
(motor and home for all distribution channels)
100
90
80
70
60
50
40
30
20
10
0
Dec-02
Jun-03
Dec-03
Jun 04 *

*June 2004 includes CGU result



Retention rates for key portfolios
96%
94%
92%
90%
88%
86%
84%
82%
80%
78%
76%
YTD Dec 02
YTD Jun 03
YTD Dec 03
YTD Jun 04*
Intermediary
Direct motor
Direct home

* YTD04 intermediary portfolio retention rates calculated in April 2004.

NRMA INSURANCE SGIO SGIC CGU STATE NZI

Insurance Australia Group Limited
ABN 60 090 739 923

5

The trends in our major customer service indicators for both the direct personal lines and indirect businesses remained strong during the year, demonstrating that our single-minded determination to ensure customers are number one is paying off.

Claims satisfaction trends are high. In addition, in our direct business, customer complaints reduced in absolute terms while the number of risks in force increased. Complaints at 30 June 2004 were running at just 0.017% per annum of risks in force.

Customer retention rates in the direct home and motor portfolio remained strong at over 90%. Similarly, in our key intermediated portfolio retention rates remained high.

These results are particularly pleasing given that our customer service capabilities were once again put to the test during the year in our response to two major weather-related catastrophes. The worst of these was the storms that hit Victoria in December 2003. Our operations fielded more than 12,000 claims related to the storm and paid more than $38m to our customers. Our people and suppliers responded wonderfully well. Within two days of the storms, almost 9,000 claims had been lodged, and we'd visited more than 850 homes. We're proud to report that all motor total loss claims were paid out within 48 hours of being assessed. Similarly, in New Zealand in February 2004, customer service was the number one priority when storms hit the North Island resulting in more than 5,500 claims.


People: Building a common culture
IAG
Insurance Australia Group
SGIO
swann insurance
SGIC
STATE
NRMA INSURANCE
CGU
Meritocracy
Transparency
Honesty
Teamwork
Social responsibility
IAG
Insurance Australia Group
Paying claims
Pricing risk
Managing costs
Reducing risk
6

Fostering a common culture across a group of businesses brought together through five acquisitions in five years remains our focus. In the past three years we've grown from 3,000 to 11,000 employees.

A core part of our integration programme has been the unification of our people under one set of shared values - meritocracy, transparency, honesty, teamwork and social responsibility.

In addition, our challenge has been to align our people under our shared purposes of paying claims, pricing risk fairly and accurately, managing costs and reducing risk in the community.

Aligning our people around these values and principles is vital to our long term sustainability.

People: Engagement drives performance

IAG Insurance Australia Group

Engagement Score

Survey Participation Rate: 84%

IAG Overall Engagement Score : 53%


80%
60%
40%
20%
0%
45%
49%
53%
IAG E-Score 2003
Target E-Score 2004
IAG E-Score 2004
IAG 2003 (45%)
IAG 2004 (53%)
Stable Zone
Serious Zone
Critical Zone
30%
80%
0%
100%

NRMA INSURANCE SGIO SGIC CGU STATE NZI

Insurance Australia Group Limited
ABN 60 090 739 923

7

Internally, we have continued to focus on improving our peoples' engagement levels across the organisation. We measure the engagement of our people annually by asking every employee six questions about their attitude to working for IAG. For example, we ask them how much it would take to make them leave the organisation, whether they'd recommend IAG to a friend seeking employment, and whether IAG inspires them to do their best work every day. We strongly believe that engagement is far superior measurement to satisfaction.

The overall engagement score has increased by 8% and exceeded our company target. This is a significant and pleasing improvement given that, during the period, we were undertaking a major integration programme following the acquisition of CGU and NZI in January 2003.

We understand the importance of investing significant time and energy in fostering our people. By encouraging personal development and aiming to provide a flexible, safe work environment, we will build a high performance team. We launched a number of initiatives that provide tools and processes for our leaders during the year to develop our people's skills, knowledge and motivation. These include a group-wide reward and recognition program "RewardHelp", enhancements to our on-line learning systems, leadership development programs and diversity initiatives.

Our talent management matrix continues to be cascaded across the group. The matrix is the cornerstone of our evaluation and development processes for our people, used to identify, develop and retain our talent pool. It is linked to performance planning and supported by coaching and development.

Community: Creating a sustainable business

IAG
Insurance Australia Group


THE FEWER
THE RISKS THE
BETTER – FOR
EVERYONE

8

Strong companies are sustainable because they understand, and respond to, changing customer and community priorities. Insurance Australia Group is built on companies with heritages that date back more than 100 years. The consistent theme in their long-term success is a recognition that insurance is an essential community service. Through insurance, customers pool their risks, giving protection to those who suffer a covered loss.

Our value and future sustainability comes from continuing to deliver on the expectations our customers and the community have, by responding and innovating. A key part of our efforts to ensure our sustainability is our purpose to reduce risks in the community. Fewer risks mean customers can avoid unnecessary hardships, and they can benefit from lower premiums too. That's why we've focussed our energy into reducing those risks most common or devastating for our customers including:

- reducing crime;
- improving safety on the road and in the workplace; and
- slowing the effects of global warming, which we believe is linked to the increasing number of catastrophes.

Today we are launching our inaugural Sustainability Report in which we have identified, analysed and published for the first time our performance in these key areas. Our activities are measured against the internationally recognised Global Reporting Initiative (GRI) framework for sustainability.

This first report, and subsequent reports, will allow our customers, and the community, to assess our progress. We acknowledge we have some way to go, but we're pleased we have identified new opportunities to continue to evolve our products and practices in way that meets the changing needs of our customers. Our aspiration is to ensure that sustainability becomes business as usual and is embedded in all aspects of our business.


Community: Reducing risk
IAG
Insurance Australia Group
SES
EMERGENCY SERVICES
BizSafe
communityhelp
besafe
SEE THINK DO
NRMA
CareFlight
St John
First In First Aid
NRMA INSURANCE
SGIO
SGIC
CGU
STATE
Insurance Australia Group Limited
ABN 60 090 739 923
9

IAG has initiated numerous community-based programmes and partnered with many organisations with a common mission - to reduce risk in the home, on the road and at work, and slowing the effect of global warming.

Crime reduction
We work closely with local communities and the police to help reduce crime. Initiatives include:
- a mobile crime prevention van;
- the 'Never Again' programme to prevent repeat burglary and car park security checks; and
- the 'BizSafe' programme to assist businesses manage security.

Road safety
Finding ways to help reduce the frequency of car accidents is a key priority for Insurance Australia Group. Initiatives include the publication of:
- the 101 worst crash sites each year and associated work with the Roads & Traffic Authority to find ways to reduce the accident rates at these sites (for example, building roundabouts and improving road signage); and
- a Reversing Visibility Index which rates motor vehicles on the effectiveness of their rear vision and should lead to automotive innovations to improve poor driver rear vision.

Workplace safety
We've taken our role as the country's largest workers' compensation underwriter and claims manager seriously by developing programs to help drive behavioural change, including:
- an interactive CD ROM, "Risk Radar", to help smash repairers minimise the impact their business poses to their workers and the environment; and
- the 'besafe' programme to encourage our staff to participate in keeping our work places healthy, safe and clean.

Environment

Weather and climate are core business issues for insurers. Australia's 20 most costly insured natural disasters have been weather-related except for the Newcastle earthquake. Our research shows a definitive link between rising global temperatures and the increased frequency and ferocity of weather events. That's why Insurance Australia Group is working to reduce its own environmental footprint, and encouraging both its customers and suppliers to do the same. We also formed the Australian Climate Group which advocates lower CO_2 emissions, and produced its first report entitled "Climate Change: Solutions for Australia."


Shareholders: Growth and diversification
IAG
Insurance Australia Group
• GWP increased 25% on FY03 to $6.4bn
• Underlying growth in GWP is 2.5%
• Risks in force (excluding health) increased 5.2%
• Implies average GWP per risk in force has reduced by 2.5%
$1.7bn
$1.8b
$2.2bn
$2.6bn
$3.1bn
$3.6bn
$5.2bn
$6.4bn
FY00
FY01
FY02
FY03
FY04
Motor
Home
Short-tail Commercial
Workers' Comp
CTP/Motor liability
Health
Liability
Other Short-tail
NRMA INSURANCE
SGIO
SGIC
CGU
STATE
Insurance Australia Group Limited
ABN 60 090 739 923
10

The growth in scale and diversity of premium can be seen in this chart.

The Group's GWP went through the $6bn mark during the year. At $6.4bn it is nearly 2 1/2 times the $2.643bn reported for FY00 when the company listed. This growth represents an annual compound growth rate of almost 25%.

When considering the growth in premium in the past year it is important to understand the contributing factors.

Excluding the affect of the acquisition, gross written premium (GWP) has grown by 2.5%. This understates the momentum in the business as the risks in force at 30 June 2004 are 5.2% higher than a year before.

Thus, average gross written premium per risk in force has actually decreased by 2.5%.

This has been achieved while increasing insurance margins. Costs are reducing as a result of increased efficiency and reduced frequency. Some of the frequency changes are believed to be structural, some are due to improved portfolio mix and others, such as particularly dry weather, are more short-term in nature. These changes reduce risk and premiums per risk and provide increased margins. The benefits are being shared by customers and shareholders.

Shareholders: Business and profit growth



Insurance profit
A$m
1,000
800
600
400
200
0
FY01
FY02
FY03
FY04
Insurance margin
A$m
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
Long-term expected range 9-12%
FY01
FY02
FY03
FY04
Return on equity
22.0%
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
(2.0%)
(4.0%)
Average normalised
Average actual
6.6%
(1.2%)
13.6%
12.9%
15.1%
FY01
FY02
FY03
FY04
ROE (Actual) attributable to ordinary shareholders
ROE (Normalised) attributable to ordinary shareholders
Dividends per ordinary share
Cents
23.0
21.0
19.0
17.0
15.0
13.0
11.0
9.0
7.0
5.0
2001
2002
2003
2004

Note: Normalised calculation was based on two adjustments to actual NPAT to ordinary shareholders:
1. Exclusion of goodwill amortisation and non-recurring items
2. Shareholders' fund return adjusted to be equivalent to the daily average 10-year bond rate for the year, plus 4%. This was 9.7% in FY04, the prior year results have been restated on this basis.

Insurance Australia Group Limited
ABN 60 090 739 923

The Group's insurance result – our measure of trading profit from our core business – has increased year on year since listing and we recorded $792 million for FY04, up from $571 million in FY03. This reflects both the growth in the size of the operation and an increase in the trading profitability.

The insurance margin of 13.5% for FY04 is up 1.2% from 12.3% for FY03. Over a 5-7 year cycle we expect the average to revert to being within a range of 9-12% but believe that, barring unforeseen circumstances, the insurance margin will remain above 12% in the near term.

The shareholders' net profit after tax of $665m includes a non-recurring $57m profit ($61m pre-tax) in respect of the sale of the ClearView business in January 2004. This performance reflects the improved insurance margin and very high equity market returns which delivered over $400m in pre-tax return for the shareholders' funds during the year.

The reported return on equity ('ROE') for ordinary shareholders this year is 21.1% which, as noted earlier, is due to the combination of an insurance margin of 13.5% for the year, abnormally high equity market returns and the profit on sale of the ClearView businesses. It brings the average reported equity for the four years since listing to 7.6%, which is still short of the target range of 13 – 15% over the cycle. Consistent with our approach when equity market performance was poor, we believe that a truer reflection of the performance is gained by looking at a normalised result. The normalised ROE is based on replacing the actual return on shareholders' funds – which are primarily invested in equities – with the 10 year bond rate plus an equity market premium of 4%. This led to a 9.7% pre-tax return for FY04. The normalised return for the year is 15.1%, at the upper end of the target range. The average over four years is 12.1% which is still below what would generally be considered a reasonable return for the sector. We are working to ensure we can sustain more reasonable returns in the future through ongoing improvements in our efficiency of operation and capital management.

The final dividend this year was 14 cents per share, which is double the final dividend of 7cps paid for FY03. This brings the annual dividend for FY04 to 22 cps, an increase of 91% on the 11.5 cps paid for FY03. The full year payout represents 68% of normalised profits (including the ClearView sale) for the year. This is at the upper end of the Group's policy on payout range reflecting the strong capital position and the Board's confidence that the business momentum can sustain growing annual dividends. Our target is to grow the dividend at least 10% per annum.


Award winning performance
IAG
Insurance Australia Group
Winner, Large Business Category, 2004 National (New Zealand) Sustainable Business Awards
Winner, Best General Insurance Company Australian Banking and Finance Magazine Awards 2004
Winner, Services to the Community Award Australia and New Zealand Insurance Industry Awards 2004
Winner, Best Non-bank Financial Institution Australian Banking and Finance Magazine Awards 2003
Winner, Merit Award for Labour Relations Annual Ethical Investor Sustainability Awards 2003
Winner, SEDA Sustainable Energy Ambassador Award 2003 Energy Smart Green Globe Awards
Winner Judges Commendation for St John / IAG partnership - Prime Minister's Awards for Community Business Partnerships
Finalist, AFR Awards, Strategic Community Investment, IAG/St John Safety Partnership
Winner, Sustainable Company of the Year Annual Ethical Investor Sustainability Awards 2003
NRMA INSURANCE
SGIO
SGIC
CGU
STATE
Insurance Australia Group Limited
ABN 60 090 739 923
12

We're pleased with the external recognition we've received in both Australia and New Zealand, for the leadership role we're taking in sustainability initiatives and our role in the insurance industry.

I'm also very proud of the recognition not listed on this slide that numerous individuals throughout our organisation have also received for their efforts in their local communities as well as their industry achievements.

Strong share performance

IAG
Insurance
Australia
Group



250
200
150
100
50
0
Share price $5.44
Listing price $2.75
Jun00
Dec00
Jun01
Dec01
Jun02
Dec02
Jun03
Dec03
Jun04
5 Nov 04
S&P/ASX200 Index
IAG Share $
MSCI WORLD EX AUS Index
ASX/S&P 200 INSURANCE INDEX

NRMA INSURANCE SGIO SGIC CGU STATE

Insurance Australia Group Limited
ABN 60 090 739 923

The aggregate total shareholder return, combining share price and dividends, has been more than 100% since listing four years ago. This past financial year, an investment in IAG increased by 47%.

Looking forward

Strategy remains unchanged


Progress
Simultaneously researching now for internationally applicable core competencies
Generation of international growth and profitability
Generation of domestic organic growth and profitability
June 2004
We believe there are significant opportunities locally for the next few years
Generation of domestic scale
Delivered
Time

Insurance Australia Group Limited
ABN 60 090 739 923

This diagram represents our strategic focus over time. Our strategy remains unchanged.

We are currently focused on the middle area of optimising the businesses we now own for the next year or so.

If we are to maintain top line and bottom line growth in double digits after that, we expect to need to move overseas as it is not likely to be viable for us to acquire anything else of significance in Australia or New Zealand. We acknowledge that this is inherently more risky but are undertaking considerable research and capability development to try to ensure that we make no expensive mistakes.

Any such international moves are likely to be in a partnership context and will rely on leveraging our core competencies. Should no such opportunities be identified, the surpluses available to shareholders will be further increased.

Strategic goals updated

- Top quartile total shareholder return
- ROE of at least 1.5x WACC on normalised basis
- Establish an Asian foothold
- Maintain 80:20 mix of short-tail:long-tail premium
- Maintain a 'AA' category rating

NRMA INSURANCE SGIO SGIC CGU STATE NZI

Insurance Australia Group Limited
ABN 60 090 739 923

At February's half year results announcement we noted the early achievement of the 5-year goals set in May 2002. We have now reviewed and updated those goals in preparation for the next phase of the Group's development.

The overall goal remains the delivery of top quartile TSR.

The other goals are components we consider should be in place to ensure that the Group can deliver the requisite TSR.

The new goal for return for ordinary shares is to deliver at least 1.5 times the weighted average cost of capital. It replaces the ROE target of 13 – 15% (normalised) and is based on the same fundamental views of needing to generate sufficient return to compensate shareholders for the risk they take with their capital. It also ensures that capital continues to be available, balanced with avoiding instability that would follow periods of sustained high returns as competition and consumers target returns perceived as excessive. Returns on the shareholders' funds portfolio will continue to be normalised when measuring performance in the context of this goal.

The goal of establishing an Asian foothold is basically aligned with the previous target of doubling GWP over 5 years but has been stated in this fashion in recognition that Asia is the Group's focus for acquisitive growth. It reflects a recognition that growth in Australia & New Zealand is not likely to generate sufficient growth to double the GWP every 5 years and this is the pace of growth within the international insurance sector companies.

The targets on business mix replaces one which stated that we aimed to keep the COR under 100%. This has now been achieved for three consecutive years and is inherent to being able to deliver the ROE target. The target has now been updated to reflect what we consider is an appropriate mix of business to manage the risk inherent in long-tail business.

Maintenance of a 'AA' category insurer financial strength ratings continues to be a good measure of the Group's risk appetite.

Outlook for FY05 unchanged

- Organic business is performing as planned
- Policy growth remains strong
- No unexpected claims developments
- Investment markets robust
- Economic outlook good
- Annual insurance margin expected to exceed FY04

Our results for the first three months of the year show that the Group has real momentum moving into 2005.

In terms of policy growth, the Group believes it will continue to generate good volume growth but the rate reductions being provided in commercial, CTP and workers' compensation, combined with improved portfolio mix which keeps average premium growth down, will mean that NEP growth is likely to be kept to 5 – 7%. However, the earnings growth is expected to be greater. This is based on:

• The policy growth momentum in the business, both from existing products and new product areas such as home warranty and marine;

• Completion of the integration; and

• Collection of benefits from investments made in improving the efficiency of the operations.

We still believe that we should be able to exceed the FY04 margin of 13.5% in FY05. By how much and for how long margins can be sustained above 12% depends on a number of factors. To the extent that they can be controlled by the Group, ie its own costs and its focus on appropriate rates and risk selection, we will remain focused on delivering improvements. To the extent changes are outside the Group's control, the Group considers itself to be very well-placed in a relative sense due to its scale and diversity within the Australian and New Zealand markets.

Insurance Australia
Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

9 December, 2004

IAG Insurance Australia Group

United States Securities and Exchange Commission
Washington DC 20549

Dear Sirs,

Rule 12g3 – 2 (b) Exemption Documents: Insurance Australia Group Limited, file no 82-34821

Please find attached documents submitted in accordance with Rule 12g3 – 2(b) for Insurance Australia Group Limited, File no. 82 – 34821.

Yours truly

Glenn Revell
Company Secretary

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE NZI

Australian Securities & Investments Commission

RECEIVED

2004 DEC 14 A 10:15

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
INSURANCE AUSTRALIA GROUP LIMITED

ACN/ABN
090 739 923

Corporate key
35924680

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
INSURANCE AUSTRALIA GROUP LIMITED

ASIC registered agent number (if applicable)
21781

Telephone number

Postal address

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
REVELL, GLENN DEREK

Capacity
☐ Director
☒ Company secretary

Signature
[signature]

Date signed
03/12/04
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C **completion guide**

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	**C2 - Issue of shares**	**C3 - Change to share structure table**	**C4 - Change to members register**
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☒ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	2,373,440	$0.0000375	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

3 0 / 0 6 / 0 4

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		1592834753	3472853194	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

3 0 / 0 6 / 0 4

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☒ Yes

☐ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name: ______ Given names: ______

OR

☒ Company name: PLEASE SEE ATTACHED TOP 20 LIST

ACN/ARBN/ ABN: ______

Office, unit, level, or PO Box number: ______

Street number and Street name: ______

Suburb/City: ______ State/Territory: ______

Postcode: ______ Country (if not Australia): ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- *If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and* with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

INSURANCE AUSTRALIA GROUP LIMITED
ABN 60090739923

Computershare

Top Holders Daily
as at 02 Dec 2004

Top 20 holders of ORDINARY FULLY PAID

ORD / ORDINARY FULLY PAID

Rank	Name	Units	% of Issued Capital
1	J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW	178,984,564	11.24
2	WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	134,616,717	8.45
3	NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC	131,540,808	8.26
4	CITICORP NOMINEES PTY LIMITED GPO BOX 764G MELBOURNE VIC	34,371,116	2.16
5	ANZ NOMINEES LIMITED GPO BOX 2842AA MELBOURNE VIC	23,945,726	1.50
6	QUEENSLAND INVESTMENT CORPORATION C/- NATIONAL NOMINEES LIMITED GPO BOX 2242 BRISBANE QLD	22,262,592	1.40
7	CITICORP NOMINEES PTY LIMITED <CFS WSLE GEARED SHR FND A/C> GPO BOX 764G MELBOURNE VIC	17,489,732	1.10
8	CITICORP NOMINEES PTY LIMITED <CFS WSLE IMPUTATION FND A/C> GPO BOX 764G MELBOURNE VIC	16,178,016	1.02
9	COGENT NOMINEES PTY LIMITED PO BOX R209 ROYAL EXCHANGE NSW	15,059,579	0.95
10	WESTPAC FINANCIAL SERVICES LIMITED C/- WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	13,568,484	0.85
11	AMP LIFE LIMITED PO BOX R209 ROYAL EXCHANGE NSW	11,470,493	0.72
12	CITICORP NOMINEES PTY LIMITED <CFS IMPUTATION FUND A/C> GPO BOX 764G MELBOURNE VIC	10,370,709	0.65
13	CITICORP NOMINEES PTY LIMITED <CFS WSLE AUST SHARE FND A/C> GPO BOX 764G MELBOURNE VIC	9,898,866	0.62
14	CITICORP NOMINEES PTY LIMITED <CFS WSLE INDUSTRIAL SHR A/C> GPO BOX 764G MELBOURNE VIC	8,705,423	0.55
15	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <BKCUST A/C> GPO BOX 5430 SYDNEY NSW	7,210,618	0.45
16	IOOF INVESTMENT MANAGEMENT LIMITED LVL 29 303 COLLINS STREET MELBOURNE VIC	6,729,544	0.42
17	GOVERNMENT SUPERANNUATION OFFICE <STATE SUPER FUND A/C> C/-NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC	5,796,500	0.36
18	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED GPO BOX 5302 SYDNEY NSW	5,554,940	0.35
19	IAG SHARE PLAN NOMINEE PTY LTD <PAR AUSTRALIA A/C> C/- COMPUTERSHARE PLAN MANAGERS GPO BOX 1501 SYDNEY NSW	5,237,759	0.33
20	ARGO INVESTMENTS LIMITED GPO BOX 2692 ADELAIDE SA	4,698,333	0.29
Total		663,690,519	41.67

INSURANCE AUSTRALIA GROUP LIMITED
ABN 60090739923

Computershare

Top Holders Daily
as at 02 Dec 2004

Top 20 holders of RESET PREFERENCE SHARES 1

RP1 / RESET PREFERENCE SHARES 1

Rank	Name	Units	% of Issued Capital
1	WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	501,108	14.32
2	J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW	229,280	6.55
3	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <BKCUST A/C> GPO BOX 5430 SYDNEY NSW	125,823	3.59
4	NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC	121,995	3.49
5	AMP LIFE LIMITED PO BOX R209 ROYAL EXCHANGE NSW	118,920	3.40
6	CITIBANK LIMITED C/- REGIONAL PROCESSING CENTRE DERIVATIVES LEVEL 14 CITIGROUP CENTRE 2 PARK STREET SYDNEY NSW	115,000	3.29
7	CITICORP NOMINEES PTY LIMITED GPO BOX 764G MELBOURNE VIC	113,000	3.23
8	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <JBENIP A/C> GPO BOX 5430 SYDNEY NSW	112,277	3.21
9	SHARE DIRECT NOMINEES PTY LTD <NATIONAL NOMINEES A/C> C/- COMMONWEALTH SECURITIES LOCKED BAG 22 AUSTRALIA SQUARE NSW	100,000	2.86
10	UBS NOMINEES PTY LTD <PRIME BROKING A/C> LEVEL 25 1 FARRER PLACE GOVERNOR PHILLIP TOWER SYDNEY NSW	70,085	2.00
11	NET NOMINEES LIMITED C/- WESTPAC SECURITIES LIMITED P O BOX H4 AUSTRALIA SQUARE SYDNEY NSW	69,293	1.98
12	COGENT NOMINEES PTY LIMITED <SMP ACCOUNTS> PO BOX R209 ROYAL EXCHANGE NSW	53,225	1.52
13	PERPETUAL TRUSTEE COMPANY LIMITED GPO BOX 5106 SYDNEY NSW	39,487	1.13
14	UBS PRIVATE CLIENTS AUSTRALIA NOMINEES PTY LTD GPO BOX 1257L MELBOURNE VIC	34,837	1.00
15	ARGO INVESTMENTS LIMITED GPO BOX 2692 ADELAIDE SA	30,800	0.88
16	CAMBOOYA PTY LIMITED GPO BOX 1551 SYDNEY NSW	30,650	0.88
17	BRENCORP NO 11 PTY LIMITED ATTN: MARIA WONG GPO BOX 3918 SYDNEY NSW	22,500	0.64
18	ANZ EXECUTORS AND TRUSTEE COMPANY LIMITED C/- ANZ NOMINEES LIMITED GPO BOX 2842AA MELBOURNE VIC	22,217	0.63
19	CITICORP NOMINEES PTY LIMITED <CMIL CWLTH INCOME FUND A/C> GPO BOX 764G MELBOURNE VIC	20,000	0.57
20	ASSET CUSTODIAN NOMINEES (AUST) PTY LTD PO BOX 5067 WELLINGTON NEW ZEALAND	14,197	0.41
Total		1,944,694	55.58

INSURANCE AUSTRALIA GROUP LIMITED
ABN 60090739923

Computershare

Top Holders Daily
as at 02 Dec 2004

Top 20 holders of RESET PREFERENCE SHARES 2

RP2 / RESET PREFERENCE SHARES 2

Rank	Name	Units	% of Issued Capital
1	J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW	325,074	16.25
2	SHARE DIRECT NOMINEES PTY LTD <NATIONAL NOMINEES A/C> C/- COMMONWEALTH SECURITIES LOCKED BAG 22 AUSTRALIA SQUARE NSW	150,000	7.50
3	AMP LIFE LIMITED PO BOX R209 ROYAL EXCHANGE NSW	139,729	6.99
4	NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC	139,204	6.96
5	COGENT NOMINEES PTY LIMITED <SMP ACCOUNTS> PO BOX R209 ROYAL EXCHANGE NSW	126,626	6.33
6	CITICORP NOMINEES PTY LIMITED GPO BOX 764G MELBOURNE VIC	97,430	4.87
7	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <BKCUST A/C> GPO BOX 5430 SYDNEY NSW	87,110	4.36
8	NET NOMINEES LIMITED C/- WESTPAC SECURITIES LIMITED P O BOX H4 AUSTRALIA SQUARE SYDNEY NSW	69,468	3.47
9	PERPETUAL TRUSTEE COMPANY LIMITED GPO BOX 5106 SYDNEY NSW	65,211	3.26
10	UBS NOMINEES PTY LTD <PRIME BROKING A/C> LEVEL 25 1 FARRER PLACE GOVERNOR PHILLIP TOWER SYDNEY NSW	44,715	2.24
11	ANZ EXECUTORS AND TRUSTEE COMPANY LIMITED C/- ANZ NOMINEES LIMITED GPO BOX 2842AA MELBOURNE VIC	44,627	2.23
12	WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW	41,377	2.07
13	J B WERE CAPITAL MARKETS LIMITED 9TH FLOOR 101 COLLINS STREET MELBOURNE VIC	31,744	1.59
14	UBS PRIVATE CLIENTS AUSTRALIA NOMINEES PTY LTD GPO BOX 1257L MELBOURNE VIC	31,043	1.55
15	MRS FAY CLEO MARTIN-WEBER UNIT 6 40 MONA ROAD DARLING POINT NSW	20,000	1.00
16	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH SPEC 5 A/C> GPO BOX 764G MELBOURNE VIC	18,439	0.92
17	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <MLCI A/C> GPO BOX 5430 SYDNEY NSW	18,176	0.91
18	PERMANENT TRUSTEE AUSTRALIA LIMITED <KAP0001 A/C> GPO BOX 4270 SYDNEY NSW	17,000	0.85
19	BRENCORP NO 11 PTY LIMITED GPO BOX 3918 SYDNEY NSW	16,000	0.80
20	UNIVERSITY OF CANBERRA C/- MR GARRY FORAN EXECUTIVE DIRECTOR RESOURCES/ CHIEF FINANCIAL OFFICER ROOM 1D122A UNI OF CANBERRA ACT	10,000	0.50
Total		1,492,973	74.65

INSURANCE AUSTRALIA GROUP LIMITED
ABN 60090739923

Computershare

Dashboard Summary

Compiled 02 Dec 2004

ORD / ORDINARY FULLY PAID

Issued Capital Class Total

	as at 02 Dec 2004
Units Held	1,592,834,753

Top 20 holders

	as at 02 Dec 2004
Units Held at end of period	663,690,519
% of Issued Capital	41.67

Holder Base

	as at 30 Nov 2004
New and Reactivated Holders 01 Nov 2004 to 30 Nov 2004	1,493
Nil Holders	122,492
Current Holders	1,005,682

Mail

	as at 30 Nov 2004
Returned Mail	61,932
DPID %	91.89

Holders by Location

	as at 30 Nov 2004
Total Australian Holders	1,003,170
Total Australian Units	1,589,915,965
Total Overseas Holders	2,512
Total Overseas Units	2,918,788
Total Holders	1,005,682
Total Units	1,592,834,753

Payment Elections

as at 30 Nov 2004



Cheque %
Direct Credit %
DRP %

e-Subscriptions

	as at 30 Nov 2004 % Holders
e-Subscriptions %	3.22
Online Annual Report %	3.16
Issuer Holding Statements %	0.09

Unmarketable Parcels

as at 30 Nov 2004

Minimum $ 500.00 parcel at $ 5.84 per unit

Minimum parcel size	86
Holders	5,527
Units	133,249

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JAMES STRONG
Date of last notice	15/12/03

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interests
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust. Registered holder is IAG Share Plan Nominee Pty Limited.
Date of change	30/11/04
No. of securities held prior to change	1. 12,083 (Direct interest) 2. 129,122 (Beneficiary of Non-Executive Directors' Share Plan Trust) 3. 10,000 (Strong Aviation Services and Investments (SASI) Pty Limited
Class	Ordinary Shares
Number acquired	25,779
Number disposed	Nil

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The shares were allocated under the Non-Executive Directors' Share Plan in accordance with resolution 7 passed by shareholders at the Annual General Meeting held on 13 November 2002 under which non-executive directors of the Company were authorised to acquire, as part of their annual base fees, an interest in that Plan in ordinary shares in the Company to the value of at least 20%, but not in excess of 90%, of each of the Non-Executive Director's annual base Director's fees in respect of each fee period commencing after the AGM and prior to 13 November 2005 and in accordance with the ASX waiver from Listing Rule 10.14 granted to the Company. The value of shares is $150,000.
No. of securities held after change	1. 12,083 (Direct interest) 2. 154,901 (Beneficiary of Non-Executive Directors' Share Plan Trust) 3. 10,000 (Strong Aviation Services and Investments (SASI) Pty Limited))
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in shares under and subject to the terms and conditions of the Non-Executive Directors' Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A

+ See chapter 19 for defined terms.

Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an *estimated valuation*	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROWAN ROSS
Date of last notice	15/12/03

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not Applicable
Date of change	30/11/04
No. of securities held prior to change	1. 102,557 (Direct interest) 2. 40,053 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Class	Ordinary Shares
Number acquired	8,593
Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The shares were allocated under the Non-Executive Directors' Share Plan in accordance with resolution 7 passed by shareholders at the Annual General Meeting held on 13 November 2002 under which non-executive directors of the Company were authorised to acquire, as part of their annual base fees, an interest in that Plan in ordinary shares in the Company to the value of at least 20%, but not in excess of 90%, of each of the Non-Executive Director's annual base Director's fees in respect of each fee period commencing after the AGM and prior to 13 November 2005 and in accordance with the ASX waiver from Listing Rule 10.14 granted to the Company. The value of shares is $50,000
No. of securities held after change	1. 102,557 (Direct interest) 2. 48,646 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in shares under and subject to the terms and conditions of the Non-Executive Directors' Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	NEIL HAMILTON
Date of last notice	15/12/03

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust. Registered holder is IAG Share Plan Nominee Pty Limited.
Date of change	30/11/2004
No. of securities held prior to change	1. 4,817 (Direct interest) 2. 60,460 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Class	Ordinary Shares
Number acquired	15,467
Number disposed	Nil

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The shares were allocated under the Non-Executive Directors' Share Plan in accordance with resolution 7 passed by shareholders at the Annual General Meeting held on 13 November 2002 under which non-executive directors of the Company were authorised to acquire, as part of their annual base fees, an interest in that Plan in ordinary shares in the Company to the value of at least 20%, but not in excess of 90%, of each of the Non-Executive Director's annual base Director's fees in respect of each fee period commencing after the AGM and prior to 13 November 2005 and in accordance with the ASX waiver from Listing Rule 10.14 granted to the Company. The value of shares is $90,000.
No. of securities held after change	1. 4,817 (Direct interest) 2. 75,927 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in shares under and subject to the terms and conditions of the Non-Executive Directors' Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GEOFFREY COUSINS
Date of last notice	1512/03

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust. Registered holder is IAG Share Plan Nominee Pty Limited.
Date of change	30/11/2004
No. of securities held prior to change	1. 150,000 (Direct interest) 2. 18.252 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Class	Ordinary Shares
Number acquired	3,437
Number disposed	Nil

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The shares were allocated under the Non-Executive Directors' Share Plan in accordance with resolution 7 passed by shareholders at the Annual General Meeting held on 13 November 2002 under which non-executive directors of the Company were authorised to acquire, as part of their annual base fees, an interest in that Plan in ordinary shares in the Company to the value of at least 20%, but not in excess of 90%, of each of the Non-Executive Director's annual base Director's fees in respect of each fee period commencing after the AGM and prior to 13 November 2005 and in accordance with the ASX waiver from Listing Rule 10.14 granted to the Company . The value of shares is $20,000
No. of securities held after change	1. 150,000 (Direct interest) 2. 21,689 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in shares under and subject to the terms and conditions of the Non-Executive Directors' Share Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

RECEIVED
2004 DEC 14 A 10: 15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN ASTBURY
Date of last notice	15/12/03

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust. Registered holder is IAG Share Plan Nominee Pty Limited.
Date of change	30/11/2004
No. of securities held prior to change	1. 10,083 (Direct interest) 2. 18,252 (Beneficiary of Non-Executive Directors' Share Plan Trust) 3. 20,000 (Beneficiary and trustee of a superannuation fund)
Class	Ordinary Shares
Number acquired	3,437
Number disposed	Nil

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The shares were allocated under the Non-Executive Directors' Share Plan in accordance with resolution 7 passed by shareholders at the Annual General Meeting held on 13 November 2002 under which non-executive directors of the Company were authorised to acquire, as part of their annual base fees, an interest in that Plan in ordinary shares in the Company to the value of at least 20%, but not in excess of 90%, of each of the Non-Executive Director's annual base Director's fees in respect of each fee period commencing after the AGM and prior to 13 November 2005 and in accordance with Listing Rule 10.14 granted to the Company. The value of shares is $20,000.
No. of securities held after change	1. 10,083 (Direct interest) 2. 21,689 (Beneficiary of Non-Executive Directors' Share Plan Trust) 3. 20,000 (Beneficiary and trustee of a superannuation fund)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in shares under and subject to the terms and conditions of the Non-Executive Directors' Share Plan .

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	YASMIN ALLEN
Date of last notice	Initial Notice

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficiary of Non-Executive Directors' Share Plan Trust. Registered holder is IAG Share Plan Nominee Pty Limited.
Date of change	30/11/2004
No. of securities held prior to change	Nil
Class	Ordinary Shares
Number acquired	3,437
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The shares were allocated under the Non-Executive Directors' Share Plan in accordance with the ASX waiver from Listing Rule 10.14 granted to the Company. The value of shares is $20,000.

+ See chapter 19 for defined terms.

No. of securities held after change	3,437 (Beneficiary of Non-Executive Directors' Share Plan Trust)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation of beneficial interest in shares under and subject to the terms and conditions of the Non-Executive Directors' Share Plan .

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL J HAWKER
Date of last notice	19/10/2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	N/A
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	N/A
No. of securities held prior to change	N/A
Class	N/A
Number acquired	N/A
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A
No. of securities held after change	N/A

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	N/A

Part 2 – Change of director's interests in contracts

Note: *In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.*

Detail of contract	The Insurance Australia Group Share and Performance Award Rights ('PAR') Plan Trust Deed.
Nature of interest	Performance Award Rights granted by IAG Share Plan Nominee Pty Limited, the Trustee of the PAR Plan Trust in accordance with the PAR Plan.
Name of registered holder (if issued securities)	IAG Share Plan Nominee Pty Limited will be the registered holder of any ordinary shares to be transferred to the director under the terms of the PAR Plan.
Date of change	30 November 2004
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	500,000 PARs (which comprises the second tranche of PARs) to be granted to Mr Hawker in accordance with Resolution 4 passed by shareholders at the Annual General meeting held on 12 November 2003). Note that the Trust Deed provides that a participant in the PAR Plan has no legal or beneficial interest in Insurance Australia Group Limited ordinary shares by virtue of acquiring or holding PARs.
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	The value of the 500,000 PARs granted will generally become known 3 years after the date of grant when the PARs first may become exercisable subject to satisfaction of applicable terms and conditions of the PAR Plan. The PARs become exercisable by reference to the relative total shareholder return of IAG when compared to companies in the Peer Group (as defined in the Performance Award Rights terms).
Interest after change	1,200,000 Performance Award Rights

+ See chapter 19 for defined terms.

Australian Securities and
Investments Commission

1E0484429

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Changes to share structure
C4 Changes to the register of members

Company details

Company name
INSURANCE AUSTRALIA GROUP LIMITED

ACN / ABN
090 739 923

Corporate Key
35924680

Lodgement Details

Who should ASIC contact if there is a query about this form ?

Name
INSURANCE AUSTRALIA GROUP LIMITED

ASIC registered agent number (if applicable)
21781

Telephone Number

Address

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this cover sheet and the attached sections of this form is true and complete.

Name
REVELL, GLENN DEREK

Capacity
[ ] Director
[X] Company secretary

Signature

Date signed
01/12/2004

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission
Locked Bag 4000, Gippsland Mail Centre, VIC, 3841

A2 Change of name - officeholders or members

Apply change of name to

☐ Director ☐ Alternate director
☐ Secretary ☐ Member

Personal name change

Eg change by deed poll or marriage. To register a new officeholder go to B1.

Their previous name was

Family Name | Given names

Date of birth

Place of birth

Their new name is

Family Name | Given names

Date of change

Date of change

Organisation name change (member only)

When a member is a company, not a person, and the company has changed its name.

Their previous organisation name was

Their new organisation name is

ACN/ARBN/ABN

Date of change

Date of change

A3 Change - ultimate holding company

The change is

☐ There is a new ultimate holding company

Company name

ACN/ARBN/ABN | Country of incorporation (if not Australia)

☐ The ultimate holding company has ceased operation as an ultimate holding company

Company name

ACN/ARBN/ABN | Country of incorporation (if not Australia)

☐ The ultimate holding has changed its name

Company name

ACN/ARBN/ABN | Country of incorporation (if not Australia)

Date of change

Date of change

Reset Exchangeable Securities | RES

IAG Insurance Australia Group

Prospectus for the issue of Reset Exchangeable Securities (RES) at an issue price of $100 each to raise up to $500 million – with the ability to accept oversubscriptions for up to $50 million

Applications must be for a minimum of 50 RES ($5,000)



Issuer

IAG Finance (New Zealand) Limited
(ABN 97 111 268 243),
through its New Zealand branch
The Issuer is a wholly-owned subsidiary of
Insurance Australia Group Limited
(ABN 60 090 739 923)

Lead Manager & Bookrunner

UBS Investment Bank

Senior Co-Managers

Citigroup Global Markets Australia Pty Limited
Goldman Sachs JBWere Pty Limited
Macquarie Equities Limited
Ord Minnett Limited
UBS Private Clients Australia Limited

Co-Managers

Bell Potter Securities Limited
Commonwealth Securities Limited
Deutsche Securities Australia Limited
Grange Securities Limited
Tricom Equities Limited

RES are unsecured notes for the purposes of section 283BH of the Corporations Act. The Issuer's obligations are secured over a portfolio of high quality, short-dated fixed interest securities for the benefit of holders of RES.

NRMA INSURANCE SGIO SGIC CGU swann insurance NZI STATE

Important information

Introduction

This Prospectus is a replacement prospectus dated 29 November 2004 and was lodged with the Australian Securities and Investments Commission (ASIC) on that date. It replaces the Prospectus lodged with ASIC on 22 November 2004 (Original Prospectus). References to the Prospectus are to this replacement prospectus.

No RES will be issued on the basis of this Prospectus later than 13 months after the date of the Original Prospectus. ASIC and Australian Stock Exchange Limited (ASX) take no responsibility for the content of this Prospectus nor for the merits of the investment to which this Prospectus relates.

Offer

This Prospectus relates to the offer of RES at an Issue Price of $100 each to raise up to $500 million – with the ability to accept oversubscriptions for up to $50 million (Offer).

RES will be issued by IAG Finance (New Zealand) Limited through its New Zealand branch (Issuer or IAG Finance (NZ)). The Issuer is a wholly-owned subsidiary of IAG.

UBS AG, Australia Branch (ABN 47 088 129 613, AFSL No. 231087) (Lead Manager & Bookrunner) is offering to arrange for the issue of RES by the Issuer according to this Prospectus. The issue of RES is made according to a deed between the Issuer, IAG and the Lead Manager & Bookrunner that constitutes an 'intermediary authorisation' for the purposes of section 911A(2)(b) of the Corporations Act.

As part of the Lead Manager & Bookrunner's obligations according to the intermediary authorisation and the Corporations Act, it is required to give you a Financial Services Guide before you decide to apply for RES. Appendix D contains a copy of the Lead Manager & Bookrunner's Financial Services Guide.

Availability

This Prospectus will be available electronically during the Offer Period on the IAG website at **www.iag.com.au/res**. Printed copies of this Prospectus will be available free of charge during the Offer Period by calling the **RES Information Line on 1300 666 635** (Monday to Friday, 8.30am to 5.30pm). If you access an electronic copy of this Prospectus, then you should ensure that you download and read the entire Prospectus.

The Application Forms will be available during the Offer Period, both electronically and with printed copies of the Prospectus.

Applications

Applications according to this Prospectus may only be made during the Offer Period, and on the Application Forms attached to, or accompanying, this Prospectus (including an electronic copy).

You should read this Prospectus in its entirety before deciding to apply for RES. If, after reading this Prospectus, you are unclear or have any questions about the Offer, then you should consult your accountant, stockbroker, lawyer or other professional adviser.

Foreign selling restrictions

The distribution of this Prospectus (including an electronic copy) in jurisdictions outside Australia may be restricted by law. If you come into possession of this Prospectus in jurisdictions outside Australia, then you should seek advice on, and observe, any such restrictions. If you fail to comply with such restrictions, that failure may constitute a violation of applicable securities laws.

This Prospectus does not constitute an offer in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer. No action has been taken to register or qualify RES or the Offer or to otherwise permit a public offering of RES in any jurisdiction outside Australia. In particular, RES have not been, and will not be, registered under the US Securities Act, and may not be offered or sold in the United States or to, or for the account or benefit of, a US Person.

For details of the foreign selling restrictions that apply to RES in certain foreign jurisdictions – see Section 10.7.

Defined words and expressions

Some words and expressions used in this Prospectus have defined meanings. The Prospectus glossary in Appendix A, clause 16.2 of the RES Terms in Appendix B, and clause 9.2 of the Preference Share Terms in Appendix C define these words and expressions. A reference to time in this Prospectus is to Sydney time, unless otherwise stated. A reference to $, A$, dollars and cents is to Australian currency, unless otherwise stated.

Disclaimer

The pro forma financial information provided in this Prospectus is for information purposes only and is not a forecast of operating results to be expected in future periods.

You should rely only on information in this Prospectus. No person is authorised to provide any information or to make any representations in connection with the Offer which is not contained in this Prospectus. Any information or representations not contained in this Prospectus may not be relied upon as having been authorised by the Issuer or IAG in connection with the Offer. Except as required by law, and only to the extent so required, none of the Issuer, IAG or any other person warrants the future performance of the Issuer or IAG or any return on any investment made according to this Prospectus.

Investment advice

This Prospectus does not provide investment advice – you should seek your own professional investment advice. The Offer does not take into account your investment objectives, financial situation and particular needs (including financial and taxation issues) as an investor. It is important that you read the entire Prospectus before deciding to apply for RES. In particular, in considering the prospects of the Group, it is important that you consider the risk factors that could affect the financial performance of the Group. You should carefully consider these factors in light of your particular investment objectives, financial situation and particular needs (including financial and taxation issues) and seek professional advice from your accountant, stockbroker, lawyer or other professional adviser before deciding whether to apply for RES. For investment risks relevant to the Offer – see Section 7.

Trustee

The Trustee has had no involvement in the preparation of any part of this Prospectus. The Trustee expressly disclaims and takes no responsibility for any part of this Prospectus. It makes no statement in this Prospectus and has not authorised or caused the issue of it. The Trustee does not guarantee the success of RES or Preference Shares or the payment of any Interest Payments or Dividends.

Limited recourse to the Issuer, IAG and IAG Portfolio

RES Holders have no recourse to IAG, except in the event of failure by IAG to perform its obligations according to the Transaction Documents. The liability of each of the Issuer and IAG Portfolio is limited in recourse to the property which is secured by the Charge and the Mortgage so that the Trustee may not seek to recover shortfalls owing to it by those entities over and above the value of that property.

Table of contents

Key dates

Event	Date
Record date – Eligible RPS Holders	7.00pm 19 November 2004
Announcement of Offer	22 November 2004
Bookbuild	25 November – 26 November 2004
Lodgement of this Prospectus and announcement of RES Initial Margin	29 November 2004
Opening Date	30 November 2004
Closing Date for RPS Holder Offer and General Offer	5.00pm 5 January 2005
Closing Date for Broker Firm Offer	10.00am 7 January 2005
Issue Date	11 January 2005
Commencement of trading of RES on ASX on a deferred settlement basis	12 January 2005
Despatch of Holding Statements by	14 January 2005
Commencement of trading of RES on ASX on a normal settlement basis	19 January 2005

Record Date for first Interest Payment	28 February 2005
First Interest Payment Date	15 March 2005
First Reset Date	15 March 2010

Dates may change

These dates (excluding Record Date for the first Interest Payment, first Interest Payment Date and first Reset Date) are indicative only and may change. The Issuer, IAG and the Lead Manager & Bookrunner may agree: to extend the Closing Dates; to close the Offer early without notice; or to withdraw the Offer at any time before RES are issued. Accordingly, you are encouraged to lodge your Application as soon as possible after the Opening Date. The period between the Opening Date and the Closing Dates is known as the Offer Period.

Quotation of RES

The Issuer has applied to ASX for RES to be quoted on ASX. Quotation of RES is not guaranteed or automatic. If ASX does not grant permission for RES to be quoted, RES will not be issued and all Application Payments will be refunded (without interest) to Applicants as soon as possible.

Applications

No Application will be accepted (and no RES will be issued) until seven days after the Original Prospectus was lodged with ASIC. ASIC may extend that period for up to a further seven days (up to a total of 14 days) by notice in writing to the Issuer. This period is known as the Exposure Period.

Applications will only be accepted during the Offer Period. You can obtain a copy of this Prospectus and an Application Form on the IAG website at **www.iag.com.au/res** or arrange for a copy to be sent to you by calling the **RES Information Line on 1300 666 635**.

Chairman's letter

IAG Finance (New Zealand) Limited
ABN 97 111 268 243
New Zealand branch
IAG House,
Level 10, 151 Queen Street
Auckland, New Zealand

22 November 2004

Dear Investor

On behalf of the Directors of IAG Finance (New Zealand) Limited, I am pleased to offer you the opportunity to invest in Reset Exchangeable Securities (RES).

RES are perpetual reset exchangeable notes to be issued by IAG Finance (New Zealand) Limited, a wholly-owned subsidiary of Insurance Australia Group Limited (IAG).

Up to five million RES will be issued at an Issue Price of $100 each to raise up to $500 million, with the company having the ability to accept oversubscriptions for up to $50 million. RES are rated 'A-' by Standard & Poor's and the Directors intend that they will be quoted on ASX.

RES Holders will be entitled to receive non-cumulative, quarterly, floating rate Interest Payments that are expected to be fully franked. The Interest Rate for the first Interest Payment Date will be at least 4.69% per annum fully franked (which is equivalent to a grossed-up Interest Rate of at least 6.70% per annum). The Interest Rate is based on the 90 day Bank Bill Rate plus a margin and depends on certain Interest Payment Tests being met.

RES are not issued or guaranteed by IAG. However, IAG may at any time Exchange RES for Preference Shares, which will pay non-cumulative, quarterly, preferred floating rate Dividends that are expected to be fully franked, subject to certain Dividend Payment Tests. These Preference Shares, if issued, are expected to qualify as regulatory Tier 1 Capital but are different from preference shares previously issued by IAG (RPS1 and RPS2).

The key features of RES and Preference Shares are summarised on pages 4 and 5 and a comparison to RPS1 and RPS2 is provided on pages 6 and 7.

The issue of RES enhances IAG's capital structure by providing certainty now of access to regulatory Tier 1 Capital if needed at any time – particularly in market conditions that are less favourable or less certain than the current market conditions. Such circumstances could include a severe fall in equity markets (like that experienced in October 1987), or major catastrophes that are beyond the limits of the Group's Reinsurance arrangements (there have been no major catastrophes beyond these limits in Australia or New Zealand to date).

RES will provide the Group with the flexibility and certainty to access regulatory Tier 1 Capital at any time. Upon issue of RES, the Group will reduce its current benchmark multiple of APRA's minimum capital requirement from 1.60 times to 1.55 times. This will enable the Group to release some existing capital for use in IAG's operations or for return to Ordinary Shareholders at an opportune time.

Full details of this investment opportunity are set out in this Prospectus and I urge you to read it thoroughly. If you have any questions regarding the Offer, please contact your accountant, stockbroker, lawyer or other professional adviser. If you have any questions on how to apply for RES, please call the **RES Information Line on 1300 666 635**.

The key dates for the Offer are summarised on the previous page. It is possible that the Offer will close early, so I encourage you to lodge your Applications as soon as possible after the Opening Date.

Yours faithfully

James Strong

James Strong
Chairman
IAG Finance (New Zealand) Limited

Offer

Reset Exchangeable Securities...

This Prospectus describes the Offer of RES. The Issuer intends to issue up to five million RES, at an Issue Price of $100 each to raise up to $500 million – with the ability to accept oversubscriptions for up to $50 million. The minimum Application is 50 RES ($5,000).

The Group currently has sufficient Tier 1 Capital. This is the reason why the IAG Directors did not choose to issue a security like Preference Shares now.

The gross proceeds of the Offer will, through a series of intra-group arrangements, be invested by a wholly-owned subsidiary of IAG in a portfolio of high quality, short-dated, fixed interest securities (Portfolio). The Issuer's obligations to RES Holders are secured by the Portfolio and Interest Payments and Redemption Amounts will depend on the performance and the creditworthiness of this Portfolio.

In this Prospectus, certain information that is specific to RES has been highlighted with a yellow background and certain information that is specific to Preference Shares has been highlighted with a green background.

Reset Exchangeable Securities – issued by IAG Finance (NZ)

- **Floating rate Interest Payments**
  - Interest Payments are non-cumulative, based on a floating rate, and are expected to be fully franked
  - Interest Payments are payable quarterly and are subject to Interest Payment Tests
  - the Interest Rate for the first Interest Payment Date will be at least 4.69% per annum fully franked (which is equivalent to a grossed-up Interest Rate of at least 6.70% per annum)
- **Depend on Portfolio performance and creditworthiness**
  - Interest Payments and the Redemption Amount will depend on the performance and creditworthiness of the Portfolio, which will be managed by IAG Asset Management Limited
  - The Portfolio has an Australian Bond Fund Rating of 'AAAf' by S&P[1]. According to S&P, funds rated 'AAAf' have extremely strong protection against losses from credit default
  - 'AAAf' is the highest Australian Bond Fund Rating assigned by S&P
- **Reset provisions**
  - certain terms of RES may be changed by the Issuer on 15 March 2010 and any Reset Date after that
- **Exchangeable**
  - for Preference Shares at any time by IAG
- **Redeemable and Convertible**
  - on Reset Dates or when specified events occur:
    - RES Holders can request redemption of RES; or
    - the Issuer can Redeem for cash or Convert RES into Ordinary Shares
- **Quoted on ASX**
  - the Issuer has applied to quote RES on ASX
- **Issue Credit Rating[1]**
  - RES are rated 'A-' by S&P[1]

Note: 1 Any Issue Credit Rating of 'BBB-' or higher from S&P is currently considered to be 'investment grade' – see Section 6.5 for the Group's credit ratings and Section 7.3.8 for investment risks associated with credit ratings.

...Preference Shares

At any time, IAG may exercise its Exchange Right to Exchange some or all RES for Preference Shares issued by IAG. The Preference Shares, if issued, are expected to qualify as Tier 1 Capital.

IF IAG EXERCISES ITS EXCHANGE RIGHT

Preference Shares – issued by IAG

- **Floating rate step-up Dividends**
  - Dividends are non-cumulative, based on a floating rate, and are expected to be fully franked
  - Dividends are payable quarterly and are subject to Dividend Payment Tests
  - the Dividend Rate will be calculated in a similar manner to the Interest Rate on RES
  - if Preference Shares are not Redeemed or Converted by the first Dividend Payment Date after the ten year anniversary of the Preference Share Issue Date (Step-Up Date), then the Preference Share Initial Margin will increase by a one time step-up of 1.00% per annum
- **Redeemable and Convertible**
  - on the Step-Up Date (or any Dividend Payment Date after that) or in certain other limited circumstances, IAG can:
    - Redeem Preference Shares for cash (subject to APRA approval); or
    - Convert Preference Shares into Ordinary Shares
- **Quoted on ASX**
  - if the Preference Shares are issued, IAG will apply to quote them on ASX
- **Issue Credit Rating**[1]
  - Preference Shares are expected to have the same rating as RPS1 and RPS2, which are currently rated 'A-' by S&P
- **Ranking**
  - Preference Shares are expected to rank equally with RPS1 and RPS2

Comparing RES...

RES being offered according to this Prospectus are reset securities which may be Exchanged into Preference Shares in IAG. Although both of these securities are similar to IAG's RPS1 and RPS2, there are some ways in which they are different. The table on these two pages gives you a snapshot of the similarities and differences and is not exhaustive.

Feature	RES – the security being offered according to this Prospectus
Legal form	Unsecured note[1]. The Issuer's obligations are secured over the Portfolio for the benefit of RES Holders.
Issuer	IAG Finance (NZ), through its New Zealand branch
Issue Credit Rating[2]	'A-' by S&P
Quotation on ASX	The Issuer has applied to quote RES on ASX
Issue date	Expected to be 11 January 2005
Maturity	Perpetual
Distribution	Interest
Non-cumulative	Yes
Expected to be fully franked	Yes
Distribution rate	(market rate + margin) x (1 – tax rate)
Market rate	Floating rate based on 90 day Bank Bill Rate – payable quarterly in arrears
Margin	RES Initial Margin of 1.20% per annum[3]
Distribution source	Portfolio – from where Interest Payments will be sourced. The Portfolio will be managed by IAG AM and RES Holders have a security interest in the Portfolio
Distribution tests	Sufficient Net Portfolio Income per RES and the IAG Profits Test
Step-Up Date – on which the margin increases once only	Not applicable
Step-up margin increase	Not applicable
Reset provisions	Yes
First Reset Date	15 March 2010
Exchange into Preference Shares	Yes, at IAG's discretion at any time
Issuer redemption or conversion	On a Reset Date and in other circumstances, including a Regulatory Event or Tax Event, the Issuer at its discretion may: • Redeem for cash; or • Convert into Ordinary Shares
Holders can request redemption	On a Reset Date or Trigger Event
Number of Ordinary Shares on conversion calculated as	$\frac{\text{Redemption Amount}}{\text{VWAP x (1 – RES Conversion Discount of 2.50\%)}}$ [3]
Ranking in liquidation	Redemption Amount secured over the Portfolio
Qualifying Tier 1 Capital under APRA guidelines	No

Notes:

1 RES are unsecured notes for the purposes of section 283BH of the Corporations Act and are limited recourse debt obligations of the Issuer secured over the Portfolio for the benefit of RES Holders.

2 Any Issue Credit Rating of 'BBB-' or higher from S&P is currently considered to be 'investment grade' – see Section 6.5 for the Group's credit ratings and Section 7.3.8 for investment risks associated with credit ratings.

...to RPS1 and RPS2 and Preference Shares

You can read: the key terms of RES and Preference Shares in Section 1; a question and answer summary in Section 2; the RES Terms in Appendix B; and the Preference Share Terms in Appendix C.

RPS1 and RPS2 – currently issued and quoted on ASX	Preference Shares – for which RES may be Exchanged by IAG
Preference share	Preference share
IAG	IAG
'A-' by S&P	Preference Shares are expected to have the same S&P rating as RPS1 and RPS2, which is currently 'A-' by S&P
Yes	Intended
4 June 2002 and 20 June 2003, respectively	Preference Shares Issue Date upon Exchange of RES
Perpetual	Perpetual
Dividend	Dividend
Yes	Yes
Yes	Yes
(market rate + margin) x (1 – tax rate)	(market rate + margin) x (1 – tax rate)
Fixed rate based on five year swap rate – payable semi-annually in arrears[3]	Floating rate based on 90 day Bank Bill Rate – payable quarterly in arrears
1.90% and 1.60% per annum[3], respectively	Same as RES Margin at Preference Share Issue Date until the Step-Up Date, then a one time step-up of 1.00% per annum
IAG	IAG
Dividend payment tests (IAG and APRA)	Dividend Payment Tests (IAG and APRA)
Not applicable	Dividend Payment Date ten years after the Preference Share Issue Date
Not applicable	One time step-up of 1.00% at the Step-Up Date
Yes	No
15 June 2007 and 15 June 2008, respectively	Not applicable
Not applicable	Not applicable
On a reset date or if certain events occur including a regulatory event or tax event, IAG, at its discretion may: • redeem for cash (subject to APRA approval); or • convert into Ordinary Shares	On the Step-Up Date, any Dividend Payment Date after that date and in other limited circumstances, including a Regulatory Event or Tax Event, IAG, at its discretion, may: • Redeem for cash (subject to APRA approval); or • Convert into Ordinary Shares
IAG may elect to redeem (subject to APRA approval), convert or resell RPS1 or RPS2 on holder request for redemption on a reset date or trigger event	No
$\frac{\$100}{\text{VWAP} \times (1 - \text{conversion discount})}$[3]	$\frac{\text{Preference Share Issue Price}}{\text{VWAP} \times (1 - \text{Preference Share Conversion Discount})}$[4]
Pro rata with preference shares	Pro rata with preference shares
Yes	Yes

Notes: (continued)

3 May be changed by the issuer on a reset date.

4 The RES Conversion Discount on the Preference Share Issue Date.

How to apply for RES

Read

Read this Prospectus in full, paying particular attention to:

- important information on the inside front cover;
- answers to key questions in Section 2; and
- investment risks that may be relevant to an investment in the Offer in Section 7.

Consider and consult

Consider all investment risks and other information about an investment in the Offer in light of your particular investment objectives and your circumstances.

You should consult your accountant, stockbroker, lawyer or other professional adviser if you are uncertain whether you should apply for RES.

Complete

Complete the relevant Application Form.

If at 7.00pm on 22 November 2004 you held any RPS1 or RPS2 and you are shown on the Register as having an address in Australia, then you are an Eligible RPS Holder. This means that you are eligible for preferential treatment over Applications received through the General Offer when RES are allocated. To apply as an Eligible RPS Holder, you must apply on the yellow personalised Application Form. To receive a Prospectus and your yellow personalised Application Form, follow the instructions on the letter that was mailed to you by the Issuer on 22 November 2004 and register your interest either:

- online at **www.iag.com.au/res**; or
- by calling the **RES Information Line on 1300 666 635**.

If you are not an Eligible RPS Holder and you want to apply for RES through the General Offer, then you need to complete the blue Application Form in the back of this Prospectus. To receive a copy of this Prospectus with the attached, or accompanying Application Form, go to the website **www.iag.com.au/res** or call the **RES Information Line on 1300 666 635**.

To apply, your completed Application Form must be accompanied by a cheque(s) in Australian currency. Cheques should be crossed 'not negotiable' and made payable to '**IAG RES Offer**'.

Broker Firm Applicants should contact your Senior Co-Manager, Co-Manager or Participating Broker for more information about how to submit an Application Form and Application Payment.

Mail or deliver

Mail or deliver your completed Application Form together with your Application Payment (unless you are a Broker Firm Applicant):

by mail to the Registry:	**or**	**by hand delivery to the Registry:**
Computershare Investor Services Pty Limited Reply Paid 1486 Sydney NSW 2001		Computershare Investor Services Pty Limited Level 3, 60 Carrington Street Sydney NSW 2000

Your completed Application Form and Application Payment must be received by the Registry:

- if you are an Eligible RPS Holder or a member of the general public applying through the General Offer, no later than the Closing Date for the RPS Holder Offer and the General Offer – which is expected to be **5.00pm on 5 January 2005**; or
- if you are a Broker Firm Applicant and you forward your Application Form and Application Payment to your Senior Co-Manager, Co-Manager or Participating Broker, in time for them to arrange settlement on your behalf by the Closing Date for the Broker Firm Offer – which is expected to be **10.00am on 7 January 2005**.

The Offer may close early, so you are encouraged to lodge your Application Forms and Application Payment as soon as possible after the Opening Date.

For full details on applying for RES, see Section 3. To obtain an answer to any questions on how to apply for RES, call the RES Information Line on 1300 666 635.

Key terms of RES and Preference Shares

Section 1

Section 1 summarises the key terms of RES and Preference Shares. This information is a summary only. You should read this summary subject to the other information contained in this Prospectus, in particular:

- the investment risks in Section 7; and
- the RES Terms in Appendix B and Preference Share Terms in Appendix C.

For more detail on these key terms, see Section 2 which provides answers to key questions about RES and Preference Shares and the Offer generally.

Reset Exchangeable Securities...

...as offered according to this Prospectus. At any time, IAG may at its discretion exercise its Exchange Right to Exchange RES into Preference Shares. A summary of the key terms of Preference Shares is on pages 12 and 13. The Issuer may also Redeem or Convert RES, at certain times as summarised in the following table.

Security	RES are perpetual reset exchangeable securities, issued according to the RES Terms. RES are unsecured notes for the purposes of section 283BH of the Corporations Act and are limited recourse debt obligations of the Issuer secured over the Portfolio for the benefit of RES Holders.
Issuer	IAG Finance (New Zealand) Limited, through its New Zealand branch.
Issue Price	$100 per RES.
ASX quotation	The Issuer has applied to quote RES on ASX. RES will trade under ASX code 'IANG'.
Term	Perpetual – unless Redeemed or Converted by the Issuer or Exchanged by IAG.
Issue Credit Rating	'A-' Issue Credit Rating by S&P.
Use of proceeds	The gross proceeds of the Offer will, through intra-group arrangements, be invested in the Portfolio.

Interest Payments

Floating rate Interest Payments	Interest Payments are non-cumulative, based on a floating rate, expected to be fully franked and are subject to the Interest Payment Tests.
Interest Rate for the first Interest Payment	The Interest Rate for the first Interest Payment (to be paid on 15 March 2005) will be at least 4.69% per annum and will be calculated according to the following formula: **Interest Rate** = (**Bank Bill Rate** + **RES Margin**) x (1 - **Tax Rate**) where: **Bank Bill Rate** the higher of 5.50% per annum (Minimum Bank Bill Rate) or the Bank Bill Rate on the Issue Date; **RES Margin** the RES Initial Margin of 1.20% per annum; and **Tax Rate** applicable to IAG's franking account as at the Interest Payment Date – 30% at the time of this Prospectus.
Interest Rate for all later Interest Payments	The Interest Rate for all later Interest Payments will be calculated according to the following formula: **Interest Rate** = (**Bank Bill Rate** + **RES Margin**) x (1 - **Tax Rate**) where: **Bank Bill Rate** the 90 day Bank Bill Rate on the first Business Day of the Interest Period; **RES Margin** the RES Initial Margin until the first Reset Date (and after that as changed on any Reset Date); and **Tax Rate** as above.
Interest Payment Dates	Interest Payments are payable quarterly in arrears on 15 March, 15 June, 15 September and 15 December (or the next Business Day) and any Realisation Date. All Interest Payments will be paid by direct credit to an account nominated by RES Holders at an Australian financial institution.
Franking	Interest Payments are expected to be fully franked. If an Interest Payment is not fully franked, then the Interest Payment will be increased (or grossed-up) to compensate for the unfranked component.
Interest Payment Tests	There are two Interest Payment Tests: • Test 1 – Interest Payments will only be paid in full if the Net Portfolio Income exceeds the aggregate Interest Payment as at the Interest Payment Date – if this test is failed, the Interest Payment will only be paid up to the Net Portfolio Income available per RES; and • Test 2 – Interest Payments may not be paid if both of the following apply (these tests are referred to as the IAG Profits Test): – IAG does not have sufficient profits equal to, or greater than, the aggregate Interest Payments on all RES; and – IAG has not paid a dividend on any class of its capital in the 12 month period before the relevant Interest Payment Date.

Dividend stopper if Interest Payments not paid because of IAG Profits Test	If an Interest Payment is not paid in full within 20 Business Days of an Interest Payment Date as a result of IAG failing the IAG Profits Test, then a dividend stopper applies. IAG is restricted from paying any dividends or making any returns of capital on Ordinary Shares (or any capital that ranks below any preference shares on issue – including below RPS1, RPS2 and Preference Shares), unless the Issuer pays 12 months Interest Payments in full or pays any unpaid Interest Payments from the last 12 months.

Portfolio

Australian Bond Fund Rating 'AAAf' by S&P	The Portfolio is owned by IAG Portfolio and the Portfolio Manager is IAG AM. The Trustee has a security interest in the Portfolio. The Portfolio has an Australian Bond Fund Rating of 'AAAf' from S&P. According to S&P, funds rated 'AAAf' have extremely strong protection against losses from credit default. 'AAAf' is the highest Bond Fund Rating assigned by S&P.

Reset

Reset Dates	The first Reset Date is 15 March 2010. On each Reset Date, the Issuer may change the next Reset Date, the RES Margin and the RES Conversion Discount. However, it may not change the calculation of the Bank Bill Rate or the frequency and timing of Interest Payments – so RES will always have a quarterly, floating rate Interest Rate.

Exchange

IAG's Exchange Right	IAG may at its discretion Exchange RES into Preference Shares at any time. However, it may only exercise its Exchange Right in up to two tranches. Each tranche must be at least two million RES. If IAG exercises its Exchange Right, each RES will be Exchanged for one Preference Share. That Preference Share will have an issue price equal to the Redemption Amount on the Realisation Date.
Exchange by RES Holders	RES Holders have no right to request Exchange.

Redemption or Conversion

Redemption or Conversion by the Issuer	The Issuer may Redeem or Convert some or all RES on any Reset Date, or after certain specified events – see Section 2.6.
Redemption by RES Holders	RES Holders may request redemption of some or all of their RES on any Reset Date or if a Trigger Event occurs. If the Issuer receives a redemption request from a RES Holder, then the Issuer may choose to do any of the following: • arrange for a third party to acquire those RES from the RES Holder for the Issue Price plus any accrued Interest Payments; • Redeem RES for an amount of cash equal to the Redemption Amount; or • Convert RES into a number of Ordinary Shares equal to the Conversion Number. In addition, IAG may exercise its Exchange Right.
Redemption Amount	The Redemption Amount is $100. However, if the Net Portfolio Proceeds per RES is less than $100, then the Redemption Amount will be reduced to the Net Portfolio Proceeds per RES.
Conversion Number	The number of Ordinary Shares to be issued on Conversion of a RES will be calculated by dividing: • the Redemption Amount; by • the average of the daily volume weighted average sale prices of Ordinary Shares sold on ASX (VWAP) during the 20 Business Days immediately before the Redemption Date, reduced by the RES Conversion Discount of 2.50% (which the Issuer can change on any Reset Date).

Ranking

Ranking	RES are a debt instrument of a wholly-owned subsidiary of IAG. On a winding-up of the Issuer, RES Holders will receive an amount of cash equal to the Redemption Amount. On a winding-up of the Issuer, IAG may no longer exercise its Exchange Right.

Preference Shares...

... for which IAG may Exchange some or all RES at any time.

Security	Preference Shares are fully paid preference shares in the capital of IAG issued according to the Preference Share Terms.
Issuer	Insurance Australia Group Limited.
Preference Share Issue Price	Preference Shares will be issued for the Redemption Amount, which may be less than the RES Issue Price of $100.
Step-Up Date	The first Dividend Payment Date ten years after the Preference Share Issue Date. On the Step-Up Date, the Preference Share Margin will increase by a one time step-up of 1.00% for all Dividends after the Step-Up Date.
ASX quotation	If the Preference Shares are to be issued, IAG will prior to issue apply to quote Preference Shares on ASX.
Term	Perpetual – unless Redeemed or Converted by IAG.
Issue Credit Rating	If issued today, Preference Shares would be expected to have the same S&P Issue Credit Rating as RPS1 and RPS2, which currently is 'A-'.

Dividends

Floating rate Dividends	Dividends are non-cumulative, based on a floating rate, expected to be fully franked and are subject to the Dividend Payment Tests.
Dividend Rate	Dividend Rate will be calculated in the same way as the Interest Rate on RES according to the following formula: **Dividend Rate** = (**Bank Bill Rate** + **Preference Share Margin**) x (1 - **Tax Rate**) where: **Bank Bill Rate** – the 90 day Bank Bill Rate on the first Business Day of the Dividend Period – other than the first Dividend Period where the Bank Bill Rate is determined according to the Preference Share Terms; **Preference Share Margin** – equal to the RES Margin as at the Preference Share Issue Date until the Step-Up Date when it will increase by a one time step-up of 1.00% per annum; and **Tax Rate** – applicable to IAG's franking account as at the Dividend Payment Date – 30% at time of this Prospectus.
Dividend Payment Dates	Dividends are payable quarterly in arrears on 15 March, 15 June, 15 September and 15 December (or the next Business Day) and any Preference Share Exchange Date. All Dividends will be paid by direct credit to an account nominated by Preference Shareholders at an Australian financial institution.
Franking	Dividends are expected to be fully franked. If a Dividend is not fully franked, then the Dividend will be grossed-up to compensate for the unfranked component.
Dividend Payment Tests	There are five Dividend Payment Tests: • the Directors determining a Dividend to be payable; • IAG having sufficient profits available to pay the Dividend; • IAG being able to pay the Dividend without the Group breaching APRA's capital adequacy guidelines; • IAG having sufficient APRA Distributable Profits; and • APRA not otherwise objecting to the Dividend being paid.

Dividend stopper if Dividends not paid	If a Dividend is not paid in full within 20 Business Days of a Dividend Payment Date, then a dividend stopper applies. This means IAG is restricted from paying any dividends or making any returns of capital on Ordinary Shares (or any capital that ranks below any preference shares on issue – including below RPS1, RPS2 and Preference Shares), unless IAG pays 12 months Dividends in full or pays any unpaid Dividends from the last 12 months.

Redemption or Conversion

Redemption or Conversion by IAG	IAG may Redeem or Convert some or all Preference Shares on any of: the Step-Up Date; any Dividend Payment Date after the Step-Up Date; or after certain specified events – see Section 2.10. IAG may elect to: • Redeem Preference Shares for an amount of cash (subject to APRA approval); or • Convert Preference Shares for a number of Ordinary Shares. The value of the cash or Ordinary Shares you will receive on Redemption or Conversion will be at least equal to the Preference Share Issue Price.
Redemption or Conversion by Preference Shareholders	Preference Shareholders have no right to request Redemption or Conversion.
Conversion Number	The number of Ordinary Shares to be issued on Conversion of a Preference Share will be calculated by dividing: • the Preference Share Issue Price; by • the VWAP during the 20 Business Days immediately preceding the Preference Share Exchange Date, reduced by the Preference Share Conversion Discount.
Preference Share Conversion Discount	The Preference Share Conversion Discount will be the RES Conversion Discount as at the Preference Share Issue Date. The RES Conversion Discount is 2.50% as at the date of this Prospectus (but it may be changed by the Issuer on any Reset Date whilst RES are on issue).

Ranking

Ranking	Dividends will be paid in priority to any dividends on Ordinary Shares. On a winding-up of IAG, Preference Shares will rank for dividends and a return of capital behind all creditors of IAG, equally with RPS1 and RPS2, and ahead of Ordinary Shares. IAG reserves the right to issue additional Preference Shares in the future (or other preference shares ranking equally with or behind the Preference Shares) without the approval of Preference Shareholders.

You should read the whole of this Prospectus carefully. If you are unclear in relation to any matter or uncertain if RES or Preference Shares are a suitable investment for you, you should consult your accountant, stockbroker, lawyer or other professional adviser.

Section 2

Answers to key questions

Reset Exchangeable Securities

This Section answers some key questions you may have about the Offer.

The answers to these key questions are intended as a guide only. Further details are provided in other Sections of this Prospectus, which you should read in its entirety. The RES Terms are set out in Appendix B and the Preference Share Terms are set out in Appendix C.

Reset Exchangeable Securities

2.1 Description of RES

2.1.1 What are RES?

RES is an abbreviation for reset exchangeable securities, which are perpetual reset exchangeable securities issued by the Issuer according to the RES Terms and the Trust Deed. RES are unsecured notes for the purposes of section 283BH of the Corporations Act and are limited recourse debt obligations of the Issuer secured over the Portfolio for the benefit of RES Holders.

RES:

- entitle RES Holders to a non-cumulative, quarterly, floating rate Interest Payment which is expected to be fully franked – subject to the Interest Payment Tests – see Section 2.2.7;
- have Interest Payments and Redemption Amounts which depend on the performance and creditworthiness of the Portfolio – see Section 2.3;
- have particular terms that may change on any Reset Date – see Section 2.4;
- may be Exchanged by IAG for Preference Shares at any time – see Section 2.5;
- may be Redeemed or Converted by the Issuer on any Reset Date or after certain specified events – see Section 2.6; and
- will rank equally among themselves in a winding-up – see Section 2.7.

2.1.2 How can you apply for RES?

Details of how to apply for RES are provided in Section 3. Application Forms are attached to, or accompany, this Prospectus. Instructions on how to complete the Application Form(s) are in the back of this Prospectus.

2.1.3 Is there a minimum Application amount?

If you apply for RES, then you must pay $100 per RES upon Application. You must apply for a minimum of 50 RES ($5,000). If you apply for more than 50 RES, then you must apply for multiples of 10 RES – that is, for incremental multiples of at least $1,000.

2.1.4 Can RES be traded on ASX?

The Issuer has applied to ASX for RES to be quoted on ASX. Quotation is not guaranteed or automatic. Quotation on ASX will allow you to realise or increase your investment in RES by selling or buying RES on ASX at the then market price. There can be no assurance as to what that price will be.

If ASX does not grant permission for RES to be quoted, then RES will not be issued and all Application Payments will be refunded (without interest) to Applicants as soon as possible. If RES are quoted on ASX, then they can be purchased or sold through any stockbroker in Australia. RES will trade under ASX code 'IANG'.

2.1.5 Are RES independently rated?

RES have been assigned an Issue Credit Rating of 'A-' by S&P. Any Issue Credit Rating of 'BBB-' or higher from S&P is currently considered 'investment grade'. See Section 6.5 for information about the Group's credit ratings and Section 7.3.8 for information about the risks associated with credit ratings.

2.1.6 Who is involved in the Offer?

The following entities will be involved in the issue of RES:

Entity	Role
IAG Finance (NZ)[1] IAG Finance (New Zealand) Limited	The Issuer of RES. The Issuer is an Australian company which will issue RES though its branch in New Zealand. See Sections 5.1 and 5.2 for further details on the Issuer; Sections 2.1 to 2.7 for answers to key questions about RES; and Appendix B for the RES Terms.
IAG Insurance Australia Group Limited	• In relation to RES, IAG is the Australian parent entity of the Issuer. See Section 2.1.7 on how IAG is involved in the Offer and Section 2.2.8 on what happens if an Interest Payment is not paid in full. • In relation to Preference Shares, the issuer of Preference Shares. See Section 6 for further details on IAG; Sections 2.8 to 2.11 for answers to questions about Preference Shares; and Appendix C for the Preference Share Terms.
IAG Portfolio[1] IAG Portfolio Limited	The beneficial owner of the Portfolio with the sole purpose of investing the gross proceeds of a loan from IAL in the Portfolio. IAG Portfolio is an Australian company. IAG Portfolio will grant the Trustee a security interest in the Portfolio to secure the Issuer's obligations to RES Holders. See Section 5.3 for further details on the Portfolio and Section 2.3 for answers to questions about the Portfolio.
IAG AM[1] IAG Asset Management Limited	The Portfolio Manager appointed according to the PMA, which manages the Portfolio according to the Investment Mandate. See Section 9.3 for a summary of the PMA.
IAL[1] Insurance Australia Limited	IAL will lend an amount equal to the gross proceeds of the Offer to IAG Portfolio. IAL is the provider of the Interest Rate Floor to IAG Portfolio. See Section 9.4 for a summary of the Interest Rate Floor.
IAG (NZ) Holdings[1] IAG (NZ) Holdings Limited	The holding company of IAG's New Zealand operations. IAG (NZ) Holdings is a New Zealand company. The Issuer will lend the gross proceeds of the Offer to IAG (NZ) Holdings which uses the proceeds to repay existing loans from IAL.
Trustee Permanent Trustee Company Limited	The holder of RES and other rights according to the Transaction Documents (including the security interest in the Portfolio) for the benefit of RES Holders. The Trustee is appointed according to the Trust Deed. See Section 9.2 for a summary of the Trust Deed.
Custodian National Australia Bank Limited	The holder and administrator of the Portfolio for the benefit of the Issuer, IAG Portfolio, the Trustee and indirectly RES Holders. The Custodian is appointed according to the PMA. See Section 9.3 for a summary of the PMA. The Custodian has no responsibility for management of the Portfolio and does not guarantee or support in any way the Issuer's or IAG Portfolio's obligations to RES Holders.
Lead Manager & Bookrunner UBS AG, Australia Branch	The arranger of the issue of RES by the Issuer according to this Prospectus. The Lead Manager & Bookrunner is appointed according to the Offer Management Agreement as summarised in Section 9.5. The Lead Manager & Bookrunner is required to provide a Financial Services Guide to potential investors in RES. See Appendix D for the Financial Services Guide.

Note: 1 A wholly-owned subsidiary of IAG.

2.1.7 How is IAG involved?

RES are securities issued by a wholly-owned subsidiary of IAG, and IAG has no obligations in relation to RES except:

- in the case of Conversion or Exchange, it is obliged to issue Ordinary Shares or Preference Shares respectively;
- if IAG AM breaches its obligations in relation to managing the Portfolio and, as a direct result, there is insufficient Net Portfolio Income to pay the Interest Payment in full or insufficient Net Portfolio Proceeds are realised on a Conversion, Redemption or Exchange to pay the Redemption Amount in full, then IAG must pay an amount equal to the shortfall into the Portfolio;
- if Interest Payments are not fully franked, then IAG must pay an amount into the Portfolio to fund a gross-up of the Interest Payment;
- to pay all costs, charges and expenses of managing the Portfolio including for the Trustee and Custodian.

As a result of these obligations, IAG may be required to make certain payments into the Portfolio. IAL may also be required to make payments into the Portfolio as provider of the Interest Rate Floor. However, IAG Portfolio and other members of the Group may be entitled to any surplus in the Portfolio from excess Net Portfolio Income after payment of aggregate Interest Payments, or from excess Net Portfolio Proceeds after payment of aggregate Redemption Amounts.

If you hold RES, then you have limited recourse to the Group, due to the set-off arrangements between the Issuer, Trustee, Custodian and IAG Portfolio.

2.2 Interest Payments

2.2.1 What is an Interest Payment?

Interest Payments are non-cumulative, based on a floating rate, expected to be fully franked and are subject to Interest Payment Tests. Interest Payments are expected to be paid quarterly and calculated at the Interest Rate – see Section 2.2.2. The Interest Payment Tests – see Section 2.2.7.

Each Interest Payment is calculated according to the following formula:

$$\textbf{Interest Payment} = \frac{\textbf{Interest Rate} \times \textbf{Issue Price} \times \textbf{N}}{365}$$

N the number of days in the Interest Period.

As an example, if the Interest Rate was 4.69% per annum as calculated in Section 2.2.2, then the Interest Payment for one RES for the first Interest Period would be calculated as follows:

Interest Rate	4.69% per annum
Multiplied by the Issue Price	x $100.00
Multiplied by the number of days in the Interest Period	x 63[1]
Divided by the number of days in a year	÷ 365
Interest Payment (first Interest Payment Date of 15 March 2005) fully franked	**$0.80[2]**

Notes:

1 Interest Periods will have approximately 90 days in them – except for the first Interest Period used in the example above which is a shorter Interest Period that starts on the Issue Date.

2 Any fraction of a cent is disregarded when calculating Interest Payments on a RES Holder's aggregate holding of RES.

2.2.2 How will the Interest Rate be determined?

The Interest Rate is a floating rate and will be set on the first Business Day of each Interest Period by observing the Bank Bill Rate and then using the following formula:

Interest Rate = (**Bank Bill Rate** + **RES Margin**) x (1 – **Tax Rate**)

Bank Bill Rate	for the first Interest Payment, the higher of the Minimum Bank Bill Rate or the Bank Bill Rate on the Issue Date;
RES Margin	the RES Initial Margin of 1.20% per annum (and as changed on any Reset Date); and
Tax Rate	the Australian corporate tax rate applicable to the franking account of IAG as at the Interest Payment Date expressed as a decimal. As at the date of this Prospectus, the relevant rate is 30% or, expressed as a decimal in the formula, 0.30.

For the first Interest Payment to be paid on 15 March 2005, the Bank Bill Rate will be the higher of 5.50% per annum (Minimum Bank Bill Rate) and the Bank Bill Rate on the Issue Date. As an example:

The minimum Interest Rate for the first Interest Period is calculated as follows:

Minimum Bank Bill Rate[1] at least	5.50% per annum
Plus the RES Initial Margin	+ 1.20% per annum
Grossed-up Interest Rate	**6.70% per annum**
Multiplied by (1 – Tax Rate)	x 0.70
Interest Rate (first Interest Payment Date of 15 March 2005) fully franked	**4.69% per annum**

Note: 1 The Minimum Bank Bill Rate is for the first Interest Payment only. The actual Bank Bill Rate for the first Interest Payment will be determined on the Issue Date but will be no less than 5.50% per annum.

The Interest Rate set for each Interest Period after the first Interest Payment Date will be calculated using the above formula – except that the Minimum Bank Bill Rate will not apply and the RES Initial Margin may be changed by the Issuer on a Reset Date.

2.2.3 What is the Bank Bill Rate?

The Bank Bill Rate is the 90 day bank bill swap rate which is the primary per annum benchmark interest rate for the Australian money market, commonly used by major Australian financial institutions to lend short-term cash to each other over a 90 day period. The Bank Bill Rate changes to reflect the supply and demand within the cash and currency markets. The graph in Section 7.3.4 illustrates the movement in the 90 day Bank Bill Rate over the last 20 years.

The definition of Bank Bill Rate is in clause 3.1 of the RES Terms and clause 2.1 of the Preference Share Terms.

2.2.4 When will your Interest Payments be paid?

Interest Payments will be paid on Interest Payment Dates (subject to the Interest Payment Tests). Interest Periods are from each Interest Payment Date until the day before the next Interest Payment Date – except for the first Interest Period which is from the Issue Date until (but not including) the first Interest Payment Date on 15 March 2005. After the first Interest Period, your Interest Payment will be determined and paid on the following dates each year:

Interest Rate determined	Interest Payment Date
15 March	15 June
15 June	15 September
15 September	15 December
15 December	15 March

If an Interest Payment Date is not a Business Day, then the Interest Payment Date will be the next Business Day. Any Realisation Date is also an Interest Payment Date. The final Interest Payment Date for any RES on issue is the date that RES are Redeemed, Converted or Exchanged.

To be entitled to an Interest Payment, you must be recorded by the Registry as a RES Holder on the day that is 11 Business Days (or such other period determined by the Directors or under the Listing Rules) before the relevant Interest Payment Date.

2.2.5 Will your Interest Payments be fully franked?

The Issuer expects, but does not guarantee, that Interest Payments will be fully franked. However, if an Interest Payment is not fully franked, then it will be grossed-up for any shortfall in franking. In addition, if there is a change in the Tax Rate, the Interest Rate will reflect that change.

IAG will pay an amount into the Portfolio to enable the Portfolio to have sufficient Net Portfolio Income to pay any grossed-up Interest Payment – see Section 9.3.9.

2.2.6 How will your Interest Payments be paid?

The Issuer will pay your Interest Payments by direct credit into an Australian dollar account of an Australian financial institution nominated by you and recorded by the Registry. If you are issued any RES, then when you are sent your Holding Statement you will receive a form on which you can provide your Australian financial institution account details.

If you do not provide these details to the Registry, or if the direct credit of an Interest Payment to you is unsuccessful, then you will be sent a notice advising you of the amount of the Interest Payment. In that case, the funds are to be held as a non-interest bearing deposit until you or your representative claims the amount (for up to 12 months). No interest will be paid on these amounts.

The Issuer reserves the right to vary the way in which any Interest Payment is paid, according to clause 10.5 of the RES Terms.

2.2.7 Will Interest Payments always be paid?

There is no guarantee that an Interest Payment will always be paid as they are subject to two tests called Interest Payment Tests.

An Interest Payment may not be paid in full or paid at all if:

- Test 1 – as at the Interest Payment Date, the Interest Payment is greater than the Distributable Portfolio Income Amount (which is the net cash income received on or in respect of the Portfolio in the relevant Interest Period divided by the number of RES on issue at the end of that Interest Period). Therefore, Interest Payments depend on the performance of the Portfolio – see Section 5.3.3; and
- Test 2 – the IAG Profits Test is not satisfied. If both of the following apply, an Interest Payment may not be paid at all:
  - IAG does not have sufficient profits equal to, or greater than, the aggregate Interest Payment payable on all RES as at the Interest Payment Date; and
  - IAG has not paid a dividend on any class of its capital (including Ordinary Shares, RPS1 and RPS2) in the 12 month period before the Interest Payment Date.

As at 30 June 2004, IAG profits available for the payment of dividends were $493 million. Section 6.6.3 provides discussion on possible changes to IAG profits arising from A-IFRS and Section 7.4 provides investment risks associated with the Group's financial performance and position.

If a full Interest Payment cannot be made because of:

- Test 1 – then Interest Payments will be paid up to the Distributable Portfolio Income Amount; or
- Test 2 – then an Interest Payment may not be paid at all.

See clause 3.3 of the RES Terms for the Interest Payment Tests.

2.2.8 What happens if an Interest Payment is not paid in full?

Interest Payments are non-cumulative. Therefore, if an Interest Payment (or part of an Interest Payment) is not paid on any Interest Payment Date, then a RES Holder will not receive that Interest Payment – unless the Issuer, at its discretion, pays an Optional Interest Payment.

If an Interest Payment has not been paid, then you are not entitled to request redemption – unless the Interest Payment Tests have been satisfied and the Interest Payment is not paid within 20 Business Days after the Interest Payment Date. This is a Trigger Event and allows you to request redemption – see Sections 2.6.4 and 2.6.5.

If the Issuer does not pay an Interest Payment because Test 2 has not been satisfied, then a dividend stopper will apply. This dividend stopper means IAG may not pay any dividends or make any return of capital on Ordinary Shares (or any capital that ranks below any preference shares on issue – including below RPS1, RPS2 and Preference Shares), without the approval of RES Holders – unless:

- the Issuer pays four consecutive Interest Payments – stated to be payable after the Interest Payment Date when the Interest Payment was not paid;
- the Issuer pays an Optional Interest Payment equal to unpaid Interest Payments for the last 12 months; or
- all RES have been Exchanged, Redeemed or Converted.

This dividend stopper is described in clause 3.6 of the RES Terms.

If RES are Exchanged while the dividend stopper is applying to IAG then the dividend stopper will continue to apply to IAG until it is removed according to clause 2.8 of the Preference Share Terms – see Section 2.9.7.

2.3 Portfolio

2.3.1 What is the Portfolio?

The Portfolio consists of investments in high quality, short-dated fixed interest securities and is owned by IAG Portfolio. IAG Portfolio will grant security over the Portfolio to secure the Issuer's obligations to RES Holders – primarily to pay Interest Payments and the Redemption Amount if due and payable. The arrangements under which the Portfolio exists are contained in the PMA which is summarised in Section 9.3.

The Portfolio Manager will manage the Portfolio according to the Investment Mandate. The Investment Mandate qualifies the Portfolio for an Australian Bond Fund Rating of 'AAAf' by S&P. According to S&P, funds rated 'AAAf' have extremely strong protection against losses from credit default. See Section 5.3 for a description of the Portfolio and Sections 7.1.1 and 7.1.2 for the key investment risks associated with the Portfolio.

2.3.2 What is the risk of a loss or reduced income on the Portfolio?

The Portfolio Manager is required to do all things reasonably within its power to maintain the Australian Bond Fund Rating of 'AAAf' by S&P. However, there is always a possibility that the Portfolio will suffer losses or that the Net Portfolio Income will not be sufficient to pay Interest Payments. This may result from a number of factors described in Sections 5.3.3 and 5.3.4.

The Net Portfolio Income is important because the Distributable Portfolio Income Amount is calculated as the Net Portfolio Income for an Interest Period divided by the number of RES on issue at the end of that Interest Period and therefore determines whether a full Interest Payment can be paid.

If an administrative error causes there to be insufficient Net Portfolio Income to make an Interest Payment, then provisions have been made so that IAL may, at its discretion and without commitment, lend money to IAG Portfolio on any Interest Payment Date to ensure sufficient Net Portfolio Income is available. The amount lent is included in Net Portfolio Income and is repayable out of Net Portfolio Income in later periods (after Interest Payments are paid).

2.3.3 What happens if there are losses sustained by the Portfolio?

RES Holders bear the risk of the performance and creditworthiness of the Portfolio. The Interest Payments and the Redemption Amount may be reduced if there has been a default or loss on the Portfolio Securities.

If the Portfolio has sustained a loss but is able to generate Net Portfolio Income in excess of the aggregate Interest Payment due on an Interest Payment Date, then that excess is to be reinvested into the Portfolio up to the extent of any loss.

If, after a Write-Off of any Portfolio Securities, IAG Portfolio is later able to recover any amount from the debt obligation, then this amount will be included within the Net Portfolio Income for the Interest Period in which it is recovered.

2.4 Reset provisions

2.4.1 What are Reset Dates?

Reset Dates are dates on which:

- the Issuer may change some of the terms of RES – see Section 2.4.2;
- the Issuer may Redeem or Convert some or all of your RES – see Section 2.6.11; and

Before a Reset Date you may request redemption of some or all of your RES – see Section 2.6.4.

The first Reset Date is 15 March 2010. Reset Dates after the first Reset Date are expected to be every five years. The Issuer may vary the period to the next Reset Date on any Reset Date.

2.4.2 What terms may change on a Reset Date?

On a Reset Date, the Issuer may change any or all of the following terms:

- the next Reset Date;
- the RES Margin; or
- the RES Conversion Discount.

If the Issuer changes any of these terms, then the new terms apply from the Reset Date on which they change until the next Reset Date.

2.4.3 Will you be notified if any terms are to change on a Reset Date?

Yes. At least 50 Business Days before a Reset Date, the Issuer will send you a notice of any terms it intends to change at the next Reset Date.

If the Issuer does not send this notice, then the terms that exist on the relevant Reset Date will continue to apply until the next Reset Date.

2.5 Exchange of RES

2.5.1 What is Exchange?

Exchange is the process through which, if IAG exercises its Exchange Right, some or all of your RES are Exchanged for Preference Shares.

IAG has the right to exercise its Exchange Right for Preference Shares at any time subject to the conditions in Section 2.5.2. The Issuer has agreed that, if IAG does this, then it will Redeem RES and the Redemption Amount will be used to pay the Preference Share Issue Price. IAG will then deliver the Preference Shares to RES Holders.

The process of Exchange is detailed in clause 8 of the RES Terms.

2.5.2 When can IAG exercise its Exchange Right?

IAG may exercise its Exchange Right for some or all of your RES at any time. It can do that by giving an Exchange Notice to you stating:

- the Preference Share Issue Date;
- the number of RES to be Exchanged;
- the Preference Share Initial Margin – the RES Margin as at the notice date; and
- the Preference Share Conversion Discount – the RES Conversion Discount as at the notice date.

IAG may exercise its Exchange Right subject to the following conditions:

- Exchange may only happen on up to two occasions;
- the number of RES to be Exchanged must be a minimum of two million RES and in whole multiples of 10,000; and
- Exchange must be for a number that leaves either no, or at least two million, RES on issue.

The reason for these conditions is to provide for adequate liquidity on ASX of both RES and Preference Shares that may be on issue after an Exchange.

IAG may not exercise its Exchange Right if:

- the Issuer, IAG or IAG Portfolio suffers a Winding-Up Event; or
- a RES Holder has requested Redemption and it is 25 Business Days or less before the Realisation Date.

2.5.3 What would cause IAG to exercise its Exchange Right?

The issue of RES enhances IAG's capital structure by providing certainty now of access to qualifying Tier 1 Capital at any time – particularly in market conditions that are less favourable or less certain. The circumstances when IAG may exercise its Exchange Right could include a severe fall in equity markets (like that experienced in October 1987), or major catastrophes that are beyond the limits of the Group's reinsurance arrangements (there have been no major catastrophes that are beyond these limits in Australia or New Zealand to date).

2.5.4 Can you request Exchange of RES?

You are not able to request Exchange of your RES.

2.5.5 What will you receive on Exchange?

On Exchange, you will receive one Preference Share for each RES. At the same time as it issues Preference Shares to you, IAG must notify you of:

- the Preference Share Issue Price – which is the Redemption Amount on the Preference Share Issue Date;
- the Preference Share Initial Margin – which is the RES Margin on the Preference Share Issue Date; and
- the Preference Share Conversion Discount – which is the RES Conversion Discount on the Preference Share Issue Date.

Preference Shares will be issued to you no sooner than 10 Business Days and no later than 90 Business Days after IAG exercises its Exchange Right.

2.6 Redemption or Conversion of RES

2.6.1 What is Redemption?

Redemption of RES is the process through which you receive an amount of cash equal to the Redemption Amount for each of your RES that are Redeemed – see Section 2.6.8.

2.6.2 What is Conversion?

Conversion of RES is the process through which you receive a number of Ordinary Shares with a total value equal to the Redemption Amount (taking into account the RES Conversion Discount) for each of your RES that are being Converted – see Section 2.6.7.

2.6.3 Who can initiate Redemption or Conversion?

Redemption or Conversion of RES can be initiated by:

- you – if you request redemption in the circumstances described in Section 2.6.4 (however you cannot request Conversion); or
- the Issuer – in the circumstances described in Section 2.6.10.

2.6.4 When can you request redemption?

You can request redemption by delivering a notice to the Issuer:

- at least 35 Business Days (but no more than 50 Business Days) before a Reset Date; or
- within 20 Business Days after the Issuer publishes a notice that a Trigger Event has occurred.

2.6.5 What is a Trigger Event?

On the occurrence of a Trigger Event you may request redemption.

A Trigger Event means:

- an Interest Payment is not paid in full within 20 Business Days of the relevant Interest Payment Date (unless it is not paid because the Interest Payment Tests are not satisfied);
- a Liquidation Event occurs in relation to IAG or a Liquidation Event (other than a Winding-Up Event) occurs in relation to the Issuer or IAG Portfolio – see Section 2.6.6;
- Ordinary Shares are suspended from trading on ASX for more than 20 consecutive Business Days;
- IAG announces its intention to sell all, or substantially all, of its business, undertaking or assets (except in the case of a solvent reconstruction); or
- the Issuer or IAG Portfolio is no longer directly, or indirectly, a subsidiary of IAG.

2.6.6 What is a Liquidation Event?

A Liquidation Event is an insolvency-type event (for example, appointment of a liquidator) in relation to the Issuer, IAG or IAG Portfolio.

Liquidation Event is defined in clause 16.2 of the RES Terms.

2.6.7 What happens if you request redemption?

If you request redemption, then the Issuer must do one or more of the following to each RES that you request to be redeemed:

- Redeem the RES for a cash amount equal to the Redemption Amount – see Section 2.6.8;
- Convert the RES into a number of Ordinary Shares calculated according to the Conversion Number with a value equivalent to the Redemption Amount – see Section 2.6.9; or
- sell your RES to a third party on your behalf for the Issue Price ($100) plus any accrued Interest Payments, and deliver to you the cash proceeds.

IAG may exercise its Exchange Right at this time subject to conditions described in Section 2.5.2.

2.6.8 What is the Redemption Amount?

The Redemption Amount is $100. However, if the Distributable Portfolio Proceeds Amount is less than $100, then the Redemption Amount will be reduced to the Distributable Portfolio Proceeds Amount (which is essentially the net proceeds received on a realisation of a relevant amount of the Portfolio divided by the number of RES then being Redeemed, Converted or Exchanged). Therefore, the Redemption Amount depends on the performance of the Portfolio – see Section 5.3.4.

2.6.9 If your RES are Converted, how many Ordinary Shares will you receive?

On Conversion, the number of Ordinary Shares you will receive will be determined using the Conversion Number. The Conversion Number will be calculated by reference to the Redemption Amount and the VWAP on the 20 Business Days immediately before the Realisation Date. The Conversion Number formula is:

$$\textbf{Conversion Number} = \frac{\textbf{Redemption Amount}}{\textbf{VWAP} \times (1 - \textbf{RES Conversion Discount})}$$

The Conversion Number includes a 2.50% discount to the VWAP called the RES Conversion Discount, which the Issuer may change on any Reset Date.

The Conversion Number formula is in clause 7 of the RES Terms.

The Realisation Date on which you will receive Ordinary Shares on Conversion is determined in:

- clause 5.2 of the RES Terms, if the Issuer initiates Conversion; and
- clause 6.5 of the RES Terms, if you send a notice requesting redemption and the Issuer chooses to Convert your RES according to clause 6.7 of the RES Terms.

On the Realisation Date, the Issuer must notify you of:

- the Ordinary Share Issue Price that has been used to calculate the Conversion Number; and
- the total number of Ordinary Shares you will be issued.

2.6.10 When can the Issuer initiate Redemption or Conversion?

The Issuer may initiate Redemption or Conversion:

- of all or some RES on issue – at any time if a Regulatory Event – see Section 2.6.12; Tax Event – see Section 2.6.13; or Acquisition Event – see Section 2.6.14 has occurred;
- of all or some RES on issue – on any Reset Date by giving a notice no less than 35 Business Days before the Reset Date; or
- of all (but not some only) RES on issue – at any time if there is less than one million RES on issue.

2.6.11 What happens if the Issuer initiates Redemption or Conversion?

If the Issuer initiates Redemption or Conversion, then you will receive for each RES either:

- a cash amount equal to the Redemption Amount; or
- a number of Ordinary Shares calculated according to the Conversion Number – see Section 2.6.9.

2.6.12 What is a Regulatory Event?

On a Regulatory Event, the Issuer may initiate Redemption or Conversion.

A Regulatory Event occurs when:

- the Issuer or IAG becomes aware of legal, regulatory, administrative or interpretational changes that become effective or are announced on or after the Issue Date that would impose unacceptable conditions on the Issuer or IAG if RES remain on issue;
- IAG decides that it is not, or will no longer be, entitled to treat the Preference Shares, if issued, as Tier 1 Capital; or
- IAG decides that it will not be entitled to treat the asset in respect of the Portfolio, and the liability in respect of RES, as offset according to Australian Accounting Standards so that only the net amount is reported in the Group's statement of financial position.

Regulatory Event is defined in clause 16.2 of the RES Terms.

2.6.13 What is a Tax Event?

On a Tax Event, the Issuer may initiate Redemption or Conversion.

A Tax Event occurs when the Issuer or IAG receives professional advice that, as a result of a change in Australian or New Zealand tax law on or after the Issue Date, there is a more than insubstantial risk that the Issuer or IAG (or both) would be exposed to a more than insignificant increase in its costs in relation to RES on issue.

Tax Event is defined in clause 16.2 of the RES Terms.

2.6.14 What is an Acquisition Event?

On an Acquisition Event, the Issuer may initiate Redemption or Conversion.

An Acquisition Event occurs when:

- a takeover bid is made for Ordinary Shares, the offer is or becomes unconditional and either the bidder has a relevant interest in more than 50% of the Ordinary Shares on issue or the IAG Directors recommend acceptance of the takeover bid; or
- a court approves a scheme of arrangement which will result in a person having a relevant interest in more than 50% of the Ordinary Shares on issue.

Acquisition Event is defined in clause 16.2 of the RES Terms.

2.7 Ranking of RES

2.7.1 Where do RES rank?

RES are secured limited recourse debt obligations of the Issuer, ranking equally among themselves. IAG does not guarantee or provide other credit support for RES. As RES are issued by the Issuer rather than IAG, the rights of RES Holders rank separately to the rights of securities issued by IAG (unless RES are Converted or Exchanged).

2.7.2 In a winding-up of the Issuer, what will you receive?

On a winding-up of the Issuer or IAG Portfolio, RES Holders will receive the Redemption Amount in cash. A Winding-Up Event for IAG is a Trigger Event and allows you to request Redemption of your RES.

2.7.3 Is the Issuer or IAG restricted in relation to other securities it may issue?

The Issuer or IAG may issue other securities (including other notes or preference shares which rank equally with, or behind, RES or Preference Shares) without the approval of RES Holders or Preference Shareholders. In addition, IAG may also issue other securities that rank equally with, or behind, the RES or Preference Shares for interest, dividends or repayment of capital in a winding-up of IAG. For the investment risks associated with the ability of the Issuer or IAG to issue other securities – *see Section 7.3.10.*

2.7.4 Do RES carry any participation rights?

RES do not carry a right to participate in issues of securities or capital reconstructions of the Issuer or IAG.

Preference Shares

2.8 Description of Preference Shares

2.8.1 What are Preference Shares?

Preference Shares are fully paid preference shares in the capital of IAG issued according to the Preference Share Terms.

Preference Shares:

- entitle Preference Shareholders to receive preferred, non-cumulative, quarterly, floating rate Dividends which are expected to be fully franked – subject to Dividend Payment Tests – see Section 2.9;
- on the Step-Up Date, are entitled to a one time step-up of 1.00% per annum on the Preference Share Initial Margin;
- may be Redeemed or Converted by IAG on any Dividend Payment Date on or after the Step-Up Date and in certain other limited circumstances – see Section 2.10;
- rank equally with RPS1 and RPS2 – see Section 2.11; and
- if issued, are expected to qualify as Tier 1 Capital.

2.8.2 Will Preference Shares be quoted on ASX?

If Preference Shares are to be issued, then IAG will apply prior to their issue for Preference Shares to be quoted on ASX. Quotation is not guaranteed or automatic. Quotation on ASX will allow you to realise or increase your investment in Preference Shares by selling or buying Preference Shares on ASX at the then market price. There can be no assurance as to what that price will be.

If Preference Shares are quoted on ASX, then Preference Shares will be able to be purchased or sold through any stockbroker in Australia. Any Preference Shares issued will be quoted separately to RES, RPS1, RPS2 and Ordinary Shares. If Preference Shares are issued in two tranches, then each tranche will be quoted separately.

2.9 Dividends

2.9.1 What is a Dividend?

Dividends are preferred, non-cumulative, quarterly, floating rate payments which will be calculated in the same way as Interest Payments – see Section 2.9.2 and are subject to Dividend Payment Tests – see Section 2.9.6.

Each Dividend per Preference Share will be calculated according to the following formula:

$$\textbf{Dividend} = \frac{\textbf{Dividend Rate} \times \textbf{Preference Share Issue Price} \times \textbf{N}}{365}$$

Dividend Rate	the rate calculated in Section 2.9.2;
Preference Share Issue Price	the Redemption Amount on the Realisation Date used to pay the Preference Share Issue Price, and which may be less than $100; and
N	the number of days in the Dividend Period.

2.9.2 How will the Dividend Rate be determined?

The Dividend Rate is a floating rate and will be set on the first Business Day of each Dividend Period by observing the Bank Bill Rate and then using the following formula:

Dividend Rate = (**Bank Bill Rate** + **Preference Share Margin**) x (1 – **Tax Rate**)

Bank Bill Rate	determined on a similar basis as for RES;
Preference Share Margin	the RES Margin as at the Preference Share Issue Date (Preference Share Initial Margin) until the Step-Up Date when it will increase by a one time step-up of 1.00% per annum; and
Tax Rate	determined on the same basis as for RES.

2.9.3 When will your Dividends be paid?

Dividends will be paid on the same dates as the Issuer would have paid Interest Payments being 15 March, 15 June, 15 September and 15 December (or the next Business Day) and on any Preference Share Exchange Date.

If a Dividend Payment Date is not a Business Day, then the Dividend Payment Date will be the next Business Day.

2.9.4 Will your Dividends be fully franked?

IAG expects, but does not guarantee, that Dividends will be fully franked. However, if a Dividend is not fully franked, then it will be grossed-up for any shortfall in franking according to clause 2.2 of the Preference Share Terms. In addition, if there is a change in the Tax Rate, the Dividend Rate will reflect that change.

2.9.5 How will your Dividends be paid?

IAG will pay your Dividends by direct credit into an account nominated by Preference Shareholders at an Australian financial institution in the same manner as Interest Payments. The account details disclosed for the purposes of Interest Payments will also be used for the purpose of Dividends – unless you notify a change to those details.

2.9.6 Will Dividends always be paid?

There is no guarantee that a Dividend will always be paid as they are subject to five tests called Dividend Payment Tests. A Dividend *may not be paid at all if one or more of these tests are not satisfied:*

- the Directors, at their discretion, declaring the Dividend to be payable;
- IAG having profits available for the payment of the Dividend, as required by the Corporations Act;
- IAG and the Group still complying with APRA's capital adequacy guidelines after the payment of the Dividend, as those guidelines are applied at that time;
- the amount of the Dividend not exceeding the profits after tax of the Group (as disclosed in the latest publicly available financial results for the Group) for the immediately preceding two half yearly financial periods less the aggregate amount of dividends or other distributions paid or payable by a member of the Group in the 12 month period up to and including the Dividend Payment Date unless APRA indicates that it has no objection – referred to as APRA Distributable Profits Test; and
- APRA having not objected to the payment of the Dividend.

See clause 2.3 of the Preference Share Terms for the Dividend Payment Tests.

2.9.7 What happens if a Dividend is not paid in full?

Dividends are non-cumulative. Therefore, if a Dividend (or part of a Dividend) is not paid on any Dividend Payment Date, then a Preference Shareholder will not receive that Dividend – unless IAG (at its discretion), pays an Optional Dividend.

If a Dividend has not been paid in full on any Dividend Payment Date (or within 20 Business Days after the Dividend Payment Date), then a dividend stopper will apply. This dividend stopper means IAG may not pay any dividend or make any return of capital on Ordinary Shares (or any capital that ranks below any Preference Shares), without the approval of Preference Shareholders – unless:

- IAG pays four consecutive dividends stated to be payable after the Dividend Payment Date when the Dividend was not paid;
- IAG pays an Optional Dividend equal to unpaid dividends for the last 12 months; or
- all Preference Shares are Redeemed or Converted.

The dividend stopper is described in clause 2.8 of the Preference Share Terms.

If at the time of Exchange the dividend stopper is applied to IAG according to the RES Terms, then a dividend stopper will continue to apply to IAG for the Preference Shares that are issued at Exchange. This dividend stopper is then able to be removed in the same manner as above according to clause 2.8 of the Preference Share Terms.

2.10 Redemption or Conversion of Preference Shares

2.10.1 What is Redemption or Conversion of Preference Shares?

Redemption is the process through which IAG may Redeem Preference Shares for an amount of cash equal to the Preference Share Issue Price. Conversion is the process through which IAG may Convert Preference Shares for a number of Ordinary Shares calculated according to the Conversion Number with a value equivalent to the Preference Share Issue Price.

2.10.2 Can you request Redemption or Conversion of Preference Shares?

You are not able to request Redemption or Conversion of your Preference Shares.

2.10.3 When can IAG initiate Redemption or Conversion?

IAG may initiate Redemption (subject to APRA approval) or Conversion of all or some Preference Shares:

- on the Step-Up Date or any Dividend Payment Date after the Step-Up Date, by delivering a Preference Share Exchange Notice to you at least 35 Business Days (but no more than three months) before the Step-Up Date or the relevant Dividend Payment Date;
- at any time if the number of Preference Shares on issue is less than one million (for all, not some only, Preference Shares on issue);
- at any time after a Regulatory Event or Tax Event; or
- no later than 35 Business Days after IAG has announced an Acquisition Event (for all, not some only Preference Shares).

An Acquisition Event in relation to Preference Shares is the same as an Acquisition Event in relation to RES.

A Regulatory Event and a Tax Event are defined slightly differently in the Preference Share Terms compared to the RES Terms reflecting the different tax and accounting considerations which affect the Preference Shares compared to RES – see clause 16.2 of the RES Terms and clause 9.2 of the Preference Share Terms.

2.10.4 If your Preference Shares are Converted, how many Ordinary Shares will you receive?

The number of Ordinary Shares you will be issued on Conversion is calculated in the same way as for Conversion of RES – see Section 2.6.7. The Preference Share Conversion Discount will be the same as the RES Conversion Discount at the time the RES were Exchanged. See clause 3.7 of the Preference Share Terms.

2.10.5 What happens if IAG does not initiate Redemption or Conversion by the Step-Up Date?

If IAG does not Redeem or Convert by the Step-Up Date, then the Preference Share Initial Margin for each Dividend Period commencing on or after that date will be increased by a one time step-up of 1.00% per annum.

2.11 Ranking and voting rights of Preference Shares

2.11.1 Where do Preference Shares rank?

Dividends will be paid in priority to any dividends on Ordinary Shares. In a winding-up of IAG, the Preference Shares will rank for a return of capital behind all creditors of IAG, equally with RPS1 and RPS2, and ahead of Ordinary Shares. The Preference Shares rank equally with RPS1 and RPS2 in all respects. IAG reserves the right in the future to issue additional Preference Shares (or other preference shares ranking equally with or behind the Preference Shares) without the approval of Preference Shareholders.

Acquisition Event, Regulatory Event and Tax Event are defined in clause 9.2 of the Preference Share Terms.

2.11.2 In a winding-up of IAG, what will Preference Shareholders receive?

On a winding-up of IAG, Preference Shareholders will be entitled to a return of capital up to the Preference Share Issue Price and payment of any declared but unpaid Dividends – depending on the amount of funds remaining in IAG after all creditors and liabilities ranking ahead of Preference Shares have been paid. Preference Shareholders rank ahead of Ordinary Shareholders in a winding-up for a return of capital (not exceeding the Preference Share Issue Price) and for any Dividends declared but unpaid.

If IAG's liabilities exceed its assets on a winding-up, then there is a risk that Preference Shareholders will not receive a full (or any) return of capital or payment of any outstanding Dividends.

2.11.3 Do Preference Shareholders have voting rights?

Preference Shareholders are not entitled to vote at any general meeting of IAG – except in the limited circumstances prescribed by the Listing Rules and as described in the Preference Share Terms (see clause 5 of the Preference Share Terms). If these circumstances apply, then each Preference Share will entitle the relevant Preference Shareholder to one vote. These circumstances include if a proposal is made that affects the rights attached to Preference Shares and if a Dividend or part of a Dividend is in arrears.

2.11.4 Is IAG restricted in relation to other securities it may issue?

IAG reserves the right in the future to issue additional Preference Shares (or other preference shares ranking equally with or behind the Preference Shares) without the approval of Preference Shareholders.

2.11.5 Do Preference Shares carry any participation rights?

Preference Shares do not confer any further right to participate in issues of securities or capital reconstructions of IAG.

Additional key questions

2.12 What are the risks of investing in the Offer?

There are particular investment risks associated with investing in the Offer. There are also general risks associated with the Group and the general insurance industry.

The investment risks are in Section 7.

2.13 What are the taxation consequences of investing in the Offer?

The taxation consequences of investing in the Offer will depend on your individual circumstances. You should obtain your own taxation advice before you invest in the Offer. A general outline of the Australian taxation consequences for investors in RES and Preference Shares is provided in the Taxation Letter from Mallesons Stephen Jaques in Section 8.

2.14 How can you find out more information about the Offer?

If, after reading this Prospectus, you have any questions, then please contact your accountant, stockbroker, lawyer or other professional adviser or call the **RES Information Line on 1300 666 635**.

Applying for RES

Section 3

This Section sets out what you must do if you wish to apply for RES, it covers:

- who may apply;
- when to apply;
- how to apply;
- how to pay;
- completing an Application Form;
- where to send your completed Application Form and Application Payment; and
- enquiries.

3.1 Who may apply

You may apply for RES if you are:

- an Australian resident retail client of a Co-Manager or Participating Broker who has received a broker firm Allocation of RES from a Senior Co-Manager, Co-Manager or Participating Broker – through the Broker Firm Offer;
- an Eligible RPS Holder – through the RPS Holder Offer; or
- an Australian resident member of the general public – through the General Offer.

No action has been taken to register or qualify RES or otherwise permit a public offering of RES outside Australia where such an offer is made according to the laws in that jurisdiction. See Section 10.7 for details on foreign selling restrictions.

The Offer constituted by this Prospectus in electronic form is available only to persons receiving an electronic copy of this Prospectus and the Application Forms in Australia.

3.2 When to apply

The Offer is expected to open on 30 November 2004.

The RPS Holder Offer and the General Offer have a different Closing Date to the Broker Firm Offer. The Closing Date for:

- the RPS Holder Offer and the General Offer is expected to be 5.00pm on 5 January 2005. Completed Application Forms and Application Payments must be received by the Registry no later than 5.00pm on 5 January 2005; and
- the Broker Firm Offer is expected to be 10.00am on 7 January 2005. Completed Application Forms and Application Payments must be received by Senior Co-Managers, Co-Managers and Participating Brokers according to arrangements made between them and their Australian resident retail clients – see Section 3.3.1.

The Issuer, IAG and the Lead Manager & Bookrunner may agree to extend the Closing Dates or close the Offer early without notice. You are encouraged to lodge your Application as soon as possible after the Opening Date.

3.3 How to apply

3.3.1 Broker Firm Applicants

If you are a Broker Firm Applicant, then you should contact your Senior Co-Manager, Co-Manager or Participating Broker for information about how to submit an Application Form and Application Payment.

The Application process for Broker Firm Applicants differs in two important respects from the process described for Eligible RPS Holders or Australian resident members of the general public. For Broker Firm Applicants:

- Application Payments must be made payable to the Senior Co-Manager, Co-Manager or Participating Broker (not to 'IAG RES Offer'); and
- your completed Application Form and Application Payment must be delivered to the Senior Co-Manager, Co-Manager or Participating Broker directly (not to the Registry).

These differences and any other requirements can be explained to Broker Firm Applicants in further detail by a Senior Co-Manager, Co-Manager or Participating Broker.

3.3.2 Eligible RPS Holders

If you are an Eligible RPS Holder and want to apply for RES, then you must complete your yellow personalised Application Form. Your completed yellow personalised Application Form and Application Payment should be returned to either of the addresses set out in Section 3.6.

3.3.3 General Offer Applicants

If you are an Australian resident member of the general public and want to apply for RES, then you must complete the blue Application Form in the back of this Prospectus (including an electronic copy) according to the instructions set out in the back of this Prospectus. Your completed blue Application Form and Application Payment should be returned to either of the addresses set out in Section 3.6.

3.4 How to pay

3.4.1 Minimum Application amount

The application price of each RES is $100, also referred to as the Issue Price. Your Application must be for a minimum of 50 RES ($5,000). If your Application is for more than 50 RES, then you must apply in incremental multiples of 10 RES – that is, for incremental multiples of at least $1,000.

The Issuer, IAG and the Lead Manager & Bookrunner reserve the right to reject any Application, or to Allocate any Applicant a lesser number of RES than applied for, including less than the minimum of 50 RES ($5,000).

3.4.2 Application Payments

If you are an Eligible RPS Holder or General Offer Applicant, then your completed Application Form must be accompanied by a cheque(s) in Australian dollars drawn on an Australian branch of a financial institution – made payable to '**IAG RES Offer**'. Cheque(s) should be crossed 'not negotiable'. Cash payments or money orders will not be accepted.

If you are a Broker Firm Applicant, then you should make your Application Payment according to arrangements made between you and a Senior Co-Manager, Co-Manager or Participating Broker – see Section 3.3.1.

All Application Payments received before RES are issued will be held by the Issuer in a trust account established solely for the purpose of depositing Application Payments received. Any interest that accrues on the trust account will be retained by the Issuer.

3.4.3 Brokerage and stamp duty

No brokerage or stamp duty is payable on your Application. You may have to pay brokerage on any later sale of your RES on ASX after quotation.

3.4.4 Refunds

If you are an Eligible RPS Holder or General Offer Applicant and you are not Allocated any RES or you are Allocated fewer RES than the number that you applied for, including less than the minimum Application of 50 RES, Application Payments will be returned to you (without interest) as soon as possible after the Closing Date.

In addition, if the Offer does not proceed for any reason, Applicants will have their Application Payments refunded to them (without interest) as soon as possible.

3.5 Completing an Application Form

3.5.1 Availability of the Prospectus and Application Forms

Application Forms for the Broker Firm Offer and the General Offer are the blue Application Forms with a guide on how to complete them, included in the back of this Prospectus. An electronic copy of this Prospectus, and the accompanying Application Form(s), will be available to persons in Australia online during the Offer Period on the IAG website at **www.iag.com.au/res**, or from a Senior Co-Manager, Co-Manager or Participating Broker. However, there is no facility for Applications to be submitted electronically except where it may be provided by a Senior Co-Manager, Co-Manager or Participating Broker.

Persons in Australia who receive a copy of this Prospectus in electronic form may obtain a paper copy of this Prospectus, including Application Forms, free of charge during the Offer Period by contacting the **RES Information Line on 1300 666 635**.

To apply as an Eligible RPS Holder, you must apply on the yellow personalised Application Form. To receive a Prospectus and your yellow personalised Application Form, follow the instructions on the letter that was mailed to you by the Issuer on 22 November 2004 and register your interest either:

- online at **www.iag.com.au/res**; or
- by calling the **RES Information Line on 1300 666 635**.

The Issuer intends to mail Prospectuses and yellow personalised Application Forms to Eligible RPS Holders who request them after the Opening Date.

3.5.2 Provision of account details for direct credit of Interest Payments and Dividends

The Issuer will pay your Interest Payments or IAG will pay your Dividends directly into an Australian dollar account of an Australian financial institution nominated by you.

The Registry will send you a personalised direct credit form requesting your account details when your Holding Statement is despatched to you. Please complete and return this direct credit form as soon as possible.

Institutional Investors who do not have a registered address in Australia with the Registry will receive Interest Payments or Dividends by cheque sent to their registered addresses outside Australia.

3.5.3 Provision of Tax File Numbers or Australian Business Numbers

If you are Allocated any RES, then the Registry will provide you with a form (when your Holding Statement is despatched to you) that will request your Tax File Number (TFN), your Australian Business Number (ABN) or both. You do not have to provide your TFN or ABN. However, the Issuer or IAG, as the case may be, might be required to withhold Australian tax at the maximum marginal tax rate (currently 48.5% including the Medicare Levy) on the amount of any Interest Payment or Dividend unless you provide one of the following:

- TFN;
- TFN exemption number (if applicable); or
- ABN (if RES are held in the course of an enterprise carried on by you).

3.5.4 Provision of personal information

The information about you included on an Application Form is used for the purposes of processing the Application and, if the Application is successful, to administer your RES (and, if they are issued in the future upon Exchange or Conversion, your holding of Preference Shares or Ordinary Shares). Please see Section 10.10 for information about the acknowledgements and privacy statement in relation to personal information that you provide the Issuer and IAG by completing an Application Form.

3.6 Where to send your completed Application Form and Application Payment

If you are a Broker Firm Applicant, then you should return your completed Application Form and Application Payment according to arrangements you have made with a Senior Co-Manager, Co-Manager or Participating Broker – see Section 3.3.1.

If you are applying through the RPS Holder Offer or the General Offer, your completed Application Form and Application Payment should be mailed or delivered to the Registry:

by mail to the Registry:
Computershare Investor Services Pty Limited
Reply Paid 1486
Sydney NSW 2001

or

by delivery to the Registry:
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000.

Application Forms and Application Payments will not be accepted at any other address (including the Issuer's or IAG's registered office or any other IAG office) ***or by any other means***.

3.7 Enquiries

You can call the **RES Information Line on 1300 666 635** if:

- you have further enquiries about how to apply for RES;
- you require assistance to complete the Application Form; or
- you require additional copies of this Prospectus and its Application Forms.

If you are unclear in relation to any matter or are uncertain if RES or Preference Shares are a suitable investment for you, you should consult your accountant, stockbroker, lawyer or other professional adviser. If you are a Broker Firm Applicant and you are in any doubt what action you should take, you should immediately contact your Senior Co-Manager, Co-Manager or Participating Broker.

Section 4

This Section sets out details of the Issuer's intentions in relation to:

- who the Offer is made to;
- the Allocation policy; and
- details about ASX quotation, trading and despatch of Holding Statements.

4.1 The Offer

The offer of RES comprises:

- an Institutional Offer – made to certain Institutional Investors who bid for RES in the Bookbuild conducted by the Lead Manager & Bookrunner;
- a Broker Firm Offer – made to Australian resident retail clients of a Senior Co-Manager, Co-Manager or Participating Broker who apply for a broker firm Allocation from the relevant Senior Co-Manager, Co-Manager or Participating Broker;
- an RPS Holder Offer – made to Eligible RPS Holders; and
- a General Offer – made to Australian resident members of the general public.

There is no minimum amount to be raised by the Offer and the Issuer may accept any Applications. Whilst there is no specified proportion of the Offer that may be Allocated to the RPS Holder Offer or General Offer, the Issuer, IAG and the Lead Manager & Bookrunner reserve the right to treat Applications in excess of $250,000 as part of the Institutional Offer.

4.2 Allocation policy

The Issuer intends to issue up to five million RES to raise up to $500 million. If there is sufficient demand, the Issuer and IAG in consultation with the Lead Manager & Bookrunner, may agree to accept oversubscriptions of up to an additional 500,000 RES to raise up to an additional $50 million.

The Allocation policy for Institutional Investors, Senior Co-Managers, Co-Managers and Participating Brokers has been determined following the Bookbuild – see Section 4.2.1. The Issuer, IAG and the Lead Manager & Bookrunner have the right to nominate the persons to whom RES will be Allocated, including in respect of firm Allocations to Institutional Investors, Senior Co-Managers, Co-Managers and Participating Brokers.

4.2.1 Bookbuild

The Bookbuild is a process that was conducted by the Lead Manager & Bookrunner before the Opening Date. In this process, Institutional Investors, Senior Co-Managers, Co-Managers and other brokers were invited to lodge bids for RES within the RES Initial Margin range. On the basis of those bids, the Issuer, IAG and the Lead Manager & Bookrunner determined the RES Initial Margin and firm Allocations to Institutional Investors, Senior Co-Managers, Co-Managers and other brokers (the other brokers who received a firm Allocation are known as Participating Brokers). The Bookbuild was conducted according to the terms and conditions agreed by the Issuer, IAG and the Lead Manager & Bookrunner under the Offer Management Agreement summarised in Section 9.5. RES Allocated through the Bookbuild will be issued according to Applications made under this Prospectus.

4.2.2 Settlement underwriting

The Lead Manager & Bookrunner has agreed with the Issuer and IAG to settlement underwrite the number of RES Allocated to Institutional Investors, Senior Co-Managers, Co-Managers and Participating Brokers through the Bookbuild. According to the Offer Management Agreement, as part of this settlement underwriting, the Lead Manager & Bookrunner will pay to the Issuer, or procure payment to the Issuer of, the aggregate proceeds raised from Institutional Investors, Senior Co-Managers, Co-Managers and Participating Brokers through the Bookbuild.

The Offer Management Agreement may be terminated by the Lead Manager & Bookrunner in certain circumstances. If the Lead Manager & Bookrunner does terminate Institutional Investors, Senior Co-Managers, Co-Managers and Participating Brokers who participated in the Bookbuild can withdraw their firm Allocations.

4.2.3 Allocations

Institutional Offer	Allocations to Institutional Investors have been determined by the Lead Manager & Bookrunner according to the terms and conditions of the Bookbuild.
Broker Firm Offer	Allocations to Broker Firm Applicants by a Senior Co-Manager, Co-Manager or Participating Broker are at the discretion of that Senior Co-Manager, Co-Manager or Participating Broker. Allocations to Senior Co-Managers, Co-Managers or Participating Brokers are subject to the terms and conditions of the Bookbuild.
RPS Holder Offer	Eligible RPS Holders, who submit a yellow personalised Application Form and Application Payment, may receive an Allocation, subject to the rights of the Issuer, IAG and the Lead Manager & Bookrunner.[1] Applications through the RPS Holder Offer will be given preferential treatment in Allocations over Applications received through the General Offer. No assurance is given that any Eligible RPS Holder will receive an Allocation.
General Offer	Australian resident members of the general public who submit a blue Application Form from the back of this Prospectus and Application Payment will receive an Allocation of RES subject to the rights of the Issuer, IAG and the Lead Manager & Bookrunner.[1] No assurance is given that any Applicant through the General Offer will receive an Allocation.

Note: 1 The Issuer, IAG and the Lead Manager & Bookrunner reserve the right (at their discretion): to Allocate all RES for which an Application is made; to reject any Application; or, to Allocate to any Applicant through the RPS Holder Offer or General Offer a lesser number of RES than that applied for, including less than the minimum Application of 50 RES.

Where no Allocation is made, or the value of RES Allocated is less than the value for which an Application is made, surplus Application Payments will be returned to the Applicant (without interest) as soon as possible. After RES are issued to any Applicants, the Application Payment held in trust will be payable to the Issuer.

Section 9.5.2 provides a description of the fees (including any stamping fee) to be paid to the Lead Manager & Bookrunner, Senior Co-Managers, Co-Managers or Participating Brokers.

4.3 ASX quotation, trading and Holding Statements

4.3.1 ASX quotation

The Issuer has applied for RES to be quoted on ASX. Quotation is not guaranteed or automatic. If ASX does not grant permission for RES to be quoted, RES will not be issued and Application Payments will be refunded (without interest) as soon as possible.

RES will trade under ASX code 'IANG'.

4.3.2 Trading

It is expected that RES will begin trading on ASX on a deferred settlement basis on 12 January 2005. Trading is expected to continue on that basis until 19 January 2005, when it is anticipated that trading of RES will begin on a normal settlement basis. Deferred settlement will occur as a consequence of trading which takes place before entries are made by the Registry in respect of your holdings of RES and before Holding Statements are despatched to you.

You are responsible for confirming your holding before trading in RES. If you sell your RES before you receive your Holding Statement, you do so at your own risk. You may call your Senior Co-Manager, Co-Manager, Participating Broker or the RES Information Line on 1300 666 635 after the Issue Date to enquire about your Allocation.

4.3.3 Holding Statements

The Issuer will apply for RES to participate in CHESS. No certificates will be issued for RES. The Issuer expects that Holding Statements will be despatched to successful Applicants by 14 January 2005.

About IAG Finance (NZ) and the Portfolio

Section 5

This Section sets out details about:

- IAG Finance (NZ) and its pro forma financial information; and
- the Portfolio and its effect on Interest Payments and the Redemption Amount.

5.1 IAG Finance (NZ)

IAG Finance (NZ), through its New Zealand branch, is the Issuer of RES and is a wholly-owned subsidiary of IAG. The Issuer has responsibility for raising finance for the New Zealand operations of the Group and for management of their ongoing treasury requirements. The Issuer has enough working capital to carry out its stated objectives.

Section 5.2 sets out the pro forma financial information of the Issuer as if the Offer had been completed and all RES on issue were subsequently Exchanged as at 30 June 2004.

5.1.1 Use of proceeds of the Offer

The Issuer will lend the New Zealand dollar equivalent of the gross proceeds of the Offer to IAG (NZ) Holdings which will use the proceeds to reduce existing intra-group loans from IAL. The Issuer will obtain the New Zealand dollar equivalent of the gross proceeds of the Offer by swapping them with IAL. IAL will lend the Australian dollar gross proceeds of the Offer to IAG Portfolio.

5.1.2 Board of directors of the Issuer

The board of IAG Finance (NZ) consists of four Directors, who have been selected with regard to their diverse and extensive experience in the finance industry. The Directors of IAG Finance (NZ) are: Mr James Strong, Mr Michael Hawker, Mr Rowan Ross and Mr George Venardos. Mr Michael Woods is alternate Director for Mr Michael Hawker and Mr George Venardos.

James Alexander Strong Chairman and Non-executive Director, Age 60

Mr James Strong is Chairman of IAG Finance (NZ). Mr Strong was appointed Chairman of IAG in August 2001. He is also Chairman of Woolworths Limited, Rip Curl Group Pty Limited, the Sydney Theatre Company and the Australian Business Arts Foundation. He is a director of the Australian Grand Prix Corporation.

Mr Strong was Chief Executive and Managing Director of Qantas Airways Limited from 1993 to 2001. Previous positions he has held include Group Chief Executive of DB Group Limited in New Zealand, National Managing Partner and later Chairman of law firm Corrs Chambers Westgarth, Chief Executive of Trans Australian Airlines (later Australian Airlines) and Executive Director of the Australian Mining Industry Council.

Mr Strong has been admitted as a barrister and solicitor.

Michael John Hawker BSc, FAIBF, FAICD, ASIA Executive Director, Age 45

Mr Michael Hawker is an Executive Director of IAG Finance (NZ). He was appointed Chief Executive Officer and Managing Director of IAG in December 2001.

Before joining the Group, Mr Hawker was Group Executive, Business and Consumer Banking at Westpac Banking Corporation. Previous positions include Executive Director of Citibank International PLC in Europe and Deputy Managing Director of Citibank Limited in Australia.

Mr Hawker was listed by Euromoney as one of the top 50 bankers under the age of 40. In 2000, he was awarded the Australian Banking & Finance Magazine – Millennium Banker of the Year Award, and the Best Insurance Executive Award in 2003 and 2004. He is a recipient of an Australian Sports Medal, having played 25 Rugby Union Internationals for the Australian Wallabies.

Mr Hawker is the President of the Insurance Council of Australia; a director of the Australian Chamber of Commerce and Industry; member of the Federal Treasury's Consumer and Financial Literacy Taskforce; member of the Business Council of Australia; Chair of the New South Wales Juvenile Diabetes Walk to Cure annual fundraising event; and Chairman of the Giant Steps Foundation. He was previously the Chairman of the Australian Financial Markets Association.

Rowan Alexander Ross BEc, BCom, FCPA, FSIA Non-executive Director, Age 56

Mr Rowan Ross is a Non-executive Director of IAG Finance (NZ). He was appointed as an IAG Director in July 2000 and acted as the Chairman from April to August 2001.

Mr Ross is currently Chairman of Sydney IVF Limited. He is the former Chairman of Bankers Trust Investment Bank, former National President of the Securities Institute of Australia and former Chairman of the Sydney Dance Company and the Australian Major Performing Arts Group. He has more than 30 years' experience in investment banking and is an Executive Director of Macquarie Bank Limited.

George Venardos BCom, FCA, DipCM, FCIS, FTIA, MAICD Executive Director, Age 47

Mr George Venardos is an Executive Director of IAG Finance (NZ). Mr Venardos joined IAG in 1998. He is Chief Financial Officer, a role with responsibility for all aspects of the Group's financial and corporate services functions, including asset management, corporate secretariat, finance, investor relations, legal, mergers and acquisitions, strategy and treasury. Before joining IAG, Mr Venardos held the position of Executive Director and General Manager, Finance and Corporate Services, with the Legal & General Group in Australia.

He is the Chairman of the Finance and Accounting Standing Committee for the Insurance Council of Australia. He was awarded the 2003 CFO of the Year at Insto Magazine's Annual Distinction Awards.

Michael Woods Alternate Director, Age 46

Mr Michael Woods is an alternate Director for Mr Hawker and Mr Venardos. Mr Woods joined IAG in 1998. He is Head of Group Finance & Treasury, a role which includes responsibility for group finance, treasury, management accounting, financial reporting, budgeting, forecasting, finance systems and asset management operations.

Mr Woods has over 25 years' experience in the insurance and financial services industry. Before joining IAG, Mr Woods held treasury related roles at other organisations, including KPMG, the Bank of New Zealand and Bankers Trust. He is a member of the Group's Asset & Liability Committee.

5.2 Pro forma financial information

The pro forma financial information in this Section 5.2 presents the expected effect of the Offer on the Issuer as at 30 June 2004 assuming:

- firstly, the Offer was completed on 30 June 2004 and $500 million was raised through the issue of RES and via intra-group arrangements was invested in the Portfolio; and
- secondly, IAG exercised its Exchange Right as at 30 June 2004 and $500 million of RES were redeemed by the Issuer and $500 million of Preference Shares were issued by IAG.

Section 5.2.1 provides the Issuer's pro forma statement of financial position as at 30 June 2004 and Section 5.2.2 provides a discussion of the expected effect on the Issuer's statement of financial performance.

The pro forma financial information is unaudited and has been prepared according to Australian GAAP. Therefore, it does not reflect changes that may result from the implementation of A-IFRS on 1 January 2005. The Issuer does not expect the pro forma statement of financial position for the issue of RES and following Exchange to change materially, although there may be differences in the classification of items.

See Section 6.4 for the pro forma financial information of the Group as if the Offer had been completed and all RES on issue were subsequently Exchanged.

5.2.1 Pro forma statement of financial position

The following table sets out the Issuer's pro forma statement of financial position – adjusted as if the issue of RES were completed on 30 June 2004 and subsequently Exchange took place for all RES on issue as at that date.

1 *Issuer*

The Issuer was incorporated on 6 October 2004, and as a result as at 30 June 2004 had not yet commenced operations. The Issuer was established to manage the ongoing treasury requirements of the Group's New Zealand operations and as at the date of this Prospectus has no material operating history.

2 *Pro forma adjustments – Offer*

The pro forma adjustments reflect that when RES are Issued they will be classified as a $500 million interest-bearing liability in the statement of financial position of the Issuer. The Issuer will firstly swap the Australian dollar proceeds with IAL for an equivalent New Zealand dollar amount. The New Zealand dollars will be lent to IAG (NZ) Holdings by the Issuer who will recognise this loan as an intra-group loan receivable.

IAG Portfolio will grant security over the Portfolio and the Issuer will grant security over the intra-group loan receivable from IAG (NZ) Holdings to secure the Issuer's obligations to RES Holders.

The Issuer will pay transaction costs relating to the Offer of approximately $12 million. This will be funded by an intra-group loan payable. The transaction costs will be capitalised and amortised in the Issuer's statement of financial performance at approximately $2.4 million per annum for five years.

3 *Pro forma adjustments – Exchange*

The pro forma adjustments reflect IAG exercising its Exchange Right in full as at 30 June 2004. This would result in all RES on issue being redeemed and Exchanged for Preference Shares. IAG may exercise its Exchange Right at any time subject to certain conditions – see Section 2.5.2. The pro forma adjustments assume that the Portfolio has not made any gains or losses on any Portfolio Assets at the time of Exchange and as a result, the Net Portfolio Proceeds on Exchange are $500 million.

The transactions for Exchange, assuming the Net Portfolio Proceeds are $500 million, will be:

- the Issuer will redeem all RES on issue for $100 each ($500 million);
- IAG Portfolio will liquidate the Portfolio and pay the proceeds to IAG upon direction by the Issuer to pay the Preference Share Issue Price of $100 per Preference Share ($500 million); and
- the Issuer will receive replacement funding of $500 million, sourced either internally or externally, to continue its role, managing the ongoing treasury requirements of the Group's New Zealand operations.

If Exchange were to occur before the Issuer had fully amortised the transaction costs, the unamortised amount capitalised on the statement of financial position would be written off in the period the Exchange occurred. The pro forma adjustments assume that no additional transaction costs will be incurred on Exchange.

If the Portfolio has experienced a loss at the time of Exchange, then the same transactions would take place except RES will be redeemed for the Redemption Amount which would be less than $100 per RES and the Preference Share Issue Price would also be for the lower Redemption Amount.

Any gain incurred on redemption of RES as a result of the Net Portfolio Proceeds being less than $500 million, will be balanced by an equal and opposite movement in value on the swap with IAL such that the loss on the Portfolio will have no overall financial impact on the Issuer.

4 *Pro forma effect of Exchange*

The pro forma effect of Exchange represents the Issuer's pro forma statement of financial position after completion of the Offer and later Exchange of all RES on issue for Preference Shares.

Issuer's pro forma statement of financial position as at 30 June 2004

		Pro forma adjustments[1]		
$ million	**1 Issuer**	**2 Offer**	**3 Exchange[2]**	**4 Pro forma[1]**
Intra-group loan receivable[3]	–	500	–	500
Capitalised borrowing costs[4]	–	12	(12)[7]	–
Total assets	**–**	**512**	**(12)**	**500**
Interest-bearing liabilities – RES	–	500	(500)	–
Intra-group loan payable	–	12	500[5]	512
Total liabilities	**–**	**512**	**–**	**512**
Net assets	**–**	**–**	**(12)**	**(12)**
Total equity[6]	**–**	**–**	**(12)[7]**	**(12)**

Notes:

1 The pro forma adjustments and the pro forma statement of financial position are unaudited. The pro forma statement of financial position is prepared in Australian dollars and it is assumed that no foreign exchange fluctuations occur.

2 For the purposes of the pro forma statement of financial position the Redemption Amount is $100 per RES which assumes there has been no loss on the Portfolio.

3 The gross proceeds from the Offer will be swapped for New Zealand dollars with IAL and the New Zealand dollars gross proceeds will be lent via an intra-group loan receivable to IAG (NZ) Holdings.

4 Capitalised transaction costs which will be amortised over five years.

5 Replacement funding of $500 million sourced either externally or internally.

6 The issued share capital was $1.00 which has been rounded down to zero.

7 Write-off of capitalised transaction costs through the statement of financial performance in the period that RES are Exchanged, and assuming no amortisation of capital transaction costs. The Issuer has intra-group arrangements in place to ensure that it can repay this amount should it be called upon.

5.2.1.1 *Sensitivity to amount raised*

The pro forma financial information presented in this Section 5.2 assumes that $500 million is raised through the Offer.

The impact on the pro forma financial information of raising an additional $50 million through oversubscriptions is as follows:

- firstly, for the issue of RES the intra-group loan receivable and the interest-bearing liability will increase by $50 million and there would be an immaterial increase in the transaction costs; and
- secondly, for the potential subsequent Exchange into Preference Shares, the pro forma adjustments for the issue of Preference Shares above would increase proportionately with any additional RES issued.

If less than $500 million is raised through the Offer, for example $450 million, the impact on the pro forma financial information will be of an equivalent magnitude, but opposite in direction to the analysis above.

5.2.2 Pro forma statement of financial performance

The pro forma financial information assumes the Issuer will:

- earn income from managing the ongoing treasury requirements of the New Zealand operations;
- make annual Interest Payments, which for the purpose of the pro forma financial information are assumed to be the annualised first Interest Payment based on an Interest Rate of 5.50% per annum (Minimum Bank Bill Rate) and the mid-point of the RES Initial Margin 1.15% per annum. This equates to an annual Interest Payment of approximately $23.3 million; and
- amortise expenses from the capitalised transaction costs of approximately $2.4 million per annum for five years.

Based on these pro forma adjustments as at 30 June 2004, the Issuer is expected to generate a small profit on its activities.

5.3 Portfolio

The Portfolio will comprise high quality, short-dated fixed interest securities and will be invested and managed according to the PMA. The Portfolio has an Australian Bond Fund Rating of 'AAAf' by S&P. The Net Portfolio Income earned on the Portfolio is intended to fund Interest Payments. If there is a Redemption, Conversion or Exchange, the Net Portfolio Proceeds are intended to fund amounts which are payable upon Redemption, Conversion or Exchange (whether in payment of cash or in payment to IAG of the Ordinary Share Issue Price or the Preference Share Issue Price).

The Portfolio must only comprise Eligible Assets which, according to the Investment Mandate described in Section 9.3.6 are:

- Eligible Securities – see Section 9.3.6.1;
- Cash – see Section 9.3.6.1; and
- the Interest Rate Floor – see Section 9.4.

In some limited situations, which are described in Sections 9.3.9 and 9.4, IAG and IAL are obliged to pay funds to the Portfolio.

5.3.1 Australian Bond Fund Rating

The Portfolio has an Australian Bond Fund Rating of 'AAAf' by S&P. An Australian Bond Fund Rating is a current assessment of the overall credit quality of a fund's portfolio. The main risk elements evaluated in the rating process for bond funds are credit risk, liquidity risk, interest rate or market value risk and fund management capability. Credit quality is assessed according to the quality, type, and diversity of the assets that make up the fund. The rating assessment also takes into account the investment restrictions incorporated in the relevant rules governing the fund, the internal credit and investment guidelines of the manager and subsequent undertakings made to S&P during the rating process.

A fund rated 'AAAf' has extremely strong protection against losses from credit default. 'AAAf' is the highest Australian Bond Fund Rating assigned by S&P.

In addition, to minimise the effect of interest rate risk on the value of the Portfolio Securities, the Investment Mandate restricts the term to maturity for a Portfolio Security to 120 days. Section 9.3.6 summarises the Investment Mandate.

The Australian Bond Fund Rating is no indicator or guarantee of return on the Portfolio.

A bond fund rating is not a recommendation to make, hold or seek redemption of an investment in a fund in as much as it does not comment as to market price or suitability for a particular investor. The rating is based on current information furnished to S&P by the Portfolio Manager or obtained by S&P from other sources it considers reliable.

S&P does not perform an audit in connection with any rating and may on occasion rely on unaudited financial information. The rating may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

Ratings are subject to revision or withdrawal at any time.

As at the date of this Prospectus, the Group had not approached any other rating agency for a rating of the Portfolio.

5.3.2 Portfolio Management Agreement

The PMA contains the terms and conditions on which:

- the Issuer, IAG Portfolio and the Trustee appoint the Portfolio Manager to manage and invest the Portfolio;
- the Issuer, IAG Portfolio and the Trustee appoint the Custodian to make payments from Net Portfolio Income on an Interest Payment Date and to transfer some or all of the Portfolio to the Trustee on a Realisation Date;
- payments in respect of RES are to be settled; and
- IAG will pay amounts to the Portfolio in certain circumstances.

Section 9.3 sets out a summary of the PMA.

5.3.3 Net Portfolio Income

In each Interest Period, the Portfolio Manager must use reasonable efforts to realise Net Portfolio Income at least equal to the aggregate Interest Payments due on the relevant Interest Payment Date. Interest Payments due to be paid are calculated according to the formula in clause 3.1 of the RES Terms. Net Portfolio Income will change due to a variety of factors, including:

- changes in market interest rates;
- the composition of the Portfolio; and
- default if any by an issuer of a Portfolio Asset.

On each Interest Payment Date, the Net Portfolio Income must be paid to RES Holders up to the amount of the aggregate Interest Payment. If there is any excess Net Portfolio Income earned by the Portfolio after payment of an Interest Payment, unless there is a reinvestment requirement a result of a Portfolio Deficit – see Section 9.3.7, the excess is payable to IAG Portfolio, which in turn will use that excess to meet obligations to other Group entities.

As a result of these obligations, IAG may be required to make certain payments into the Portfolio. IAL may also be required to make payments into the Portfolio as provider of the Interest Rate Floor. However, IAG Portfolio and other members of the Group may be entitled to any surplus in the Portfolio from excess Net Portfolio Income after payment of aggregate Interest Payments, or from excess Net Portfolio Proceeds after payment of aggregate Redemption Amounts.

If during an Interest Period, the Portfolio does not generate sufficient Net Portfolio Income to cover the aggregate Interest Payment due on the relevant Interest Payment Date, the Interest Payment will be reduced accordingly.

Sections 5.3.3.1 to 5.3.3.3 describe the factors that could potentially affect Net Portfolio Income generated by the Portfolio during an Interest Period.

5.3.3.1 There may not be sufficient Net Portfolio Income due to changes in market interest rates

The Investment Mandate is intended to enable the Portfolio to earn Net Portfolio Income equivalent to the Bank Bill Rate. However, there is a risk that the market interest rate earned by the Portfolio Assets could fall to a point where there is insufficient Net Portfolio Income to fund the aggregate Interest Payment.

Interest Payments are calculated using the Interest Rate formula:

Interest Rate = (**Bank Bill Rate** + **RES Margin**) x (1 – **Tax Rate**)

As a result, there is a possibility that the Interest Rate will exceed the market interest rate earned by the Portfolio Assets. Based on the RES Initial Margin and the Tax Rate, this occurs when the Bank Bill Rate falls below the 'floor' rate of 2.80% per annum. The 'floor' rate will change if the RES Margin or Tax Rate change.

To mitigate this risk, an Interest Rate Floor has been put in place between IAL and IAG Portfolio, such that if the Bank Bill Rate falls below this point during an Interest Period and there is insufficient Net Portfolio Income earned, IAL will pay into the Portfolio an amount sufficient to ensure that Net Portfolio Income is at least equal to the aggregate Interest Payment for that Interest Period.

5.3.3.2 The Portfolio may not earn around the Bank Bill Rate of return due to its composition

The Portfolio will be invested based on the Investment Mandate which defines the Eligible Assets that the Portfolio may hold and limits the amount of Eligible Assets that the Portfolio may hold. It is possible that, as a result of these criteria and changes in market conditions, the Portfolio may not achieve its expected return. The Portfolio Manager is required to use reasonable efforts to manage the Portfolio to achieve a return at least equal to the aggregate Interest Payment for the Interest Period.

5.3.3.3 The Portfolio may be exposed to losses or defaults

If during an Interest Period, a Portfolio Asset has been sold for a loss, or an issuer of a Portfolio Asset defaults on its obligations, this may mean that due to the reduced value of the Portfolio Assets the Portfolio may not earn sufficient Net Portfolio Income to meet the Interest Payment due on the relevant Interest Payment Date.

If the loss or default means that the value of the Portfolio Assets is reduced, this could also affect the ability of the Portfolio to generate sufficient Net Portfolio Income in later Interest Periods.

To mitigate this risk, the Portfolio will be invested based on the Investment Mandate. As a result, the Portfolio has been assigned an Australian Bond Fund Rating of 'AAAf' by S&P which means that the Portfolio has extremely strong protection against losses from credit default.

5.3.4 Net Portfolio Proceeds

The Investment Mandate is intended to enable the Portfolio to realise Net Portfolio Proceeds at least equal to the aggregate Issue Price of RES on issue upon any Redemption, Conversion or Exchange.

If, on a Realisation Date, the Net Portfolio Proceeds are less than the aggregate Issue Price of RES being Redeemed, Converted or Exchanged as a result of losses or defaults on the Portfolio Assets, the Redemption Amount will only be paid to the extent of the Net Portfolio Proceeds per RES (that is less than $100).

The effect of this calculation is:

- on Conversion – RES Holders will only receive Ordinary Shares for each RES Converted equal to the Net Portfolio Proceeds per RES (subject to the RES Conversion Discount);
- on Exchange – the Preference Share Issue Price will be equal to the Net Portfolio Proceeds per RES; and
- on Redemption – RES Holders will only receive an amount of cash equal to the Net Portfolio Proceeds per RES.

To mitigate the risk of losses or defaults on Portfolio Assets the Portfolio will be invested based on the Investment Mandate.

5.3.5 Portfolio Manager

IAG AM has extensive experience in managing investment funds, having managed funds for the Group for over 10 years. Investment funds being managed on behalf of the Group, totalled $9.3 billion as at 30 June 2004. In addition, IAG AM manages external funds, totalling $3.8 billion as at 30 June 2004, on behalf of a number of wholesale segregated client mandates, life funds and managed investment schemes.

IAG AM has managed a wholesale cash management trust since April 1997. That trust has been rated 'AAAm' by S&P since May 2002, and as at 30 June 2004 had assets totalling $1.3 billion.

The asset classes managed by IAG AM are cash, fixed interest securities, indexed linked bonds, equities and property trusts. The graph below illustrates the value of IAG AM funds under management over the past five years ended 30 June 2004.

IAG AM funds under management[1] ($ billion)


14.0
12.0
10.0
8.0
6.0
9.6
9.7
9.8
11.5
13.1
FY00
FY01
FY02
FY03
FY04

Note: 1 The funds under management in the chart above include any funds that are outsourced by IAG AM to other fund managers.

About IAG

Section 6

IAG is the leading general insurance group in Australia and New Zealand. IAG offers personal and commercial insurance products under some of the most trusted brands in its markets – NRMA Insurance, SGIO, SGIC, CGU and Swann Insurance in Australia; and State and NZI in New Zealand. IAG insures property valued at more than $800 billion and employs over 11,500 people.

A snapshot of IAG as at 30 June 2004

- Leading general insurance group in Australia and New Zealand
- Annual Gross Written Premium of $6.4 billion
- Insures more than 4.7 million cars, 2.4 million homes, 220,000 businesses and 85,000 farms in Australia, and provides workers' compensation services to around 213,000 employers
- More than 11,500 employees
- No. 1 position in six major general insurance markets in Australia: motor, home, compulsory third party (CTP), workers' compensation, consumer credit and extended warranty
- Network of about 330 branches and customer service centres throughout metropolitan, regional and rural Australia, and 41 sales centres and branches in New Zealand
- Very strong Insurer Financial Strength Rating of 'AA' for its key wholly-owned insurance companies from S&P – the highest rating for any Australian-based financial institution

6.1 Insurance Australia Group Limited

IAG listed on ASX in August 2000, under its former name of NRMA Insurance Group Limited. The Group's name and ASX code (IAG, formerly NRM) were changed in January 2002 to better reflect its size, diversity, geographical distribution and aspirations.

At 19 November 2004, IAG had a market capitalisation of $9.1 billion for its Ordinary Shares, ranking it among the largest 25 Australian listed companies, and the total Ordinary Shareholder return since listing four years ago (including the final dividend paid in October 2004) has been over 100%.

The Group has grown significantly over the past five years, expanding throughout the Australian and New Zealand general insurance markets, both organically and through acquisitions and strategic ventures.

In January 2003, the Group acquired the Australian and New Zealand general insurance operations of Aviva plc; CGU and NZI. This acquisition significantly enhanced the Group's position in terms of GWP and Risks in Force, as well as diversification by product line, geographic spread and distribution channel. The acquisition helped the Group achieve its long-term target GWP mix of 80% Short-tail and 20% Long-tail. CGU and NZI are now integrated into the Group following the completion of the 18 month programme.

The Group is focused on its key business of general insurance, having sold its health insurance underwriting and retirement services businesses during the year ended 30 June 2004.

The Group's business is managed based on the following specialised segments of Australian personal insurance, Australian commercial insurance, and international operations, as outlined below.

Australian personal insurance

Financial performance for the year ended 30 June 2004

Gross Written Premium	$3,900 million
Net Earned Premium	$3,602 million
Combined Operating Ratio	87.9%
Insurance Margin	16.5%

The Group's Australian personal insurance operation develops, underwrites and distributes personal insurance products, and manages claims and assessing services. It is the largest general insurance underwriting and claims and assessing operation in Australia. Personal insurance products offered include motor vehicle, CTP, home and niche insurance products, such as caravan, pleasure craft, travel insurance and veteran and classic car insurance.

Products are distributed primarily under the Group's direct brands. NRMA Insurance is the primary brand used in New South Wales, Australian Capital Territory, Queensland and Tasmania. SGIO is the Group's primary brand in Western Australia, and SGIC in South Australia. In Victoria, products are underwritten by a joint venture entity, Insurance Manufacturers of Australia Pty Limited with RACV and distributed by a related party of RACV. In addition, insurance products are sold nationally under the Swann Insurance brand. Personal insurance products distributed nationally by CGU are generally sold via intermediaries (insurance brokers and agents) and business partners (financial institutions and alliances).

Australian commercial insurance

Financial performance for the year ended 30 June 2004

Gross Written Premium	$1,613 million
Net Earned Premium	$1,355 million
Combined Operating Ratio	95.0%
Insurance Margin	9.6%

The Group's Australian commercial insurance operation develops, underwrites and distributes insurance products for businesses. Commercial insurance products offered include commercial property, commercial motor and fleet motor, construction and engineering, directors' and officers', farm, crop and livestock, home warranty, marine, professional indemnity, public and products liability and workers' compensation.

These products are distributed primarily under the CGU Insurance brand through a network of more than 1,000 intermediaries. Commercial insurance packages, largely targeted at sole operators and smaller businesses, are also sold directly under the retail brands NRMA Insurance, SGIO and SGIC.

International operations

Financial performance for the year ended 30 June 2004

Gross Written Premium	$914 million
Net Earned Premium	$906 million
Combined Operating Ratio	94.8%
Insurance Margin	7.5%

The Group's international operations consist primarily of its operations in New Zealand, as well as the Group's Asian interests and captive reinsurer (IAG Re).

IAG New Zealand Limited is the leading insurance provider in New Zealand in the direct channel and a leading insurer in the intermediated channel, and holds approximately 37% of the total general insurance market in New Zealand as recorded by the Insurance Council of New Zealand, as at 30 June 2004. Insurance products are provided directly to customers under the State brand, and through intermediaries (insurance brokers and agents) under the NZI brand. IAG New Zealand Limited also distributes insurance through financial institutions such as banks. Personal and commercial

products include motor vehicle, home and contents, commercial property and motor, commercial liability, construction and engineering, niche insurance, such as pleasure craft, veteran and classic car, caravan and travel insurance, income protection, marine, personal liability, rural and horticultural.

The results of the Group's captive reinsurer (IAG Re), through which the Group purchases most of its reinsurance protection, are also reflected in the Group's international operations.

In addition, IAG has interests in two businesses in Asia – 100% ownership of Beijing Continental Automobile Association Limited, a roadside assistance operation and insurance agent based in Beijing, China and a 20% shareholding in Safety Insurance Limited in Thailand.

The following charts summarise the Group's GWP by business structure and product line and growth and product line diversification over the eight years ending 30 June 2004:

Gross Written Premium by business (% of GWP)
For the year ended 30 June 2004


14%
61%
25%
Australian personal insurance
Australian commercial insurance
International operations

Gross Written Premium by product line (% of GWP)
For the year ended 30 June 2004


6%
3%
34%
11%
3%
21%
22%
Motor
Short-tail commercial
CTP (Motor)
Other short-tail
Home
Workers' compensation
Liability

Annual Gross Written Premium[1] growth and product line diversification ($ billion)
For the year ended 30 June


Compound annual growth rate 21%
$1.7bn
$1.8bn
$2.2bn
$2.6bn
$3.1bn
$3.6bn
$5.2bn
$6.4bn
FY97
FY98
FY99
FY00
FY01
FY02
FY03
FY04
Motor
Home
Short-tail Commercial
Workers' compensation
CTP (Motor)
Health²
Liability
Other Short-tail³

Notes:

1 Includes GWP of all businesses except inwards reinsurance, which has been in run-off since 2001.

2 The health insurance business was sold in July 2003.

3 Other Short-tail primarily consists of other accident, extended warranty and consumer credit businesses.

4 In relation to the financial information for the year ended 30 June 2001, IAG commenced operation on 22 July 2000 when it became the parent entity of IAL and its controlled entities upon demutualisation of IAL. Financial information used above, however, represents the full year of operation, including the three weeks prior to demutualisation.

6.2 Financial profile and performance

For the year ended 30 June 2004, the Group recorded a net profit attributable to all shareholders of IAG of $665 million after tax (2003: $153 million) and GWP of $6,427 million (2003: $5,150 million).

The following graphs provide a historical summary of the growth in the Group's GWP and Net Earned Premium and net profit/(loss) attributable to all shareholders of IAG over the last 10 years to the full year ended 30 June 2004:

Gross Written Premium versus Net Earned Premium ($ billion)

For the year ended 30 June


7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
FY95 FY96 FY97 FY98 FY99 FY00 FY01 FY02 FY03 FY04
Gross Written Premium
Net Earned Premium

Net profit/(loss) attributable to all shareholders of IAG ($ million)

For the year ended 30 June


800
700
600
500
400
300
200
100
0
(100)
(200)
FY95 FY96 FY97 FY98 FY99 FY00 FY01 FY02 FY03 FY04

Notes:

1 The financial information for years 1995 to 2000 relates to the consolidated operations of IAL (formerly NRMA Insurance Limited) prior to it becoming a wholly-owned subsidiary of IAG (then known as NRMA Insurance Group Limited).

2 In relation to the financial information for the year ended 30 June 2001, IAG commenced operation on 22 July 2000 when it became the parent entity of IAL and its controlled entities upon demutualisation of IAL. Financial information used above, however, represents the full year of operation, including the three weeks prior to demutualisation.

3 The financial information in these graphs is from the audited Group financial statements for the full years ended 30 June.

As shown in the graph above, the reported net profit/(loss) attributable to all shareholders of IAG over the past 10 years has been volatile. While there is inherent volatility in general insurance operations, the biggest source of volatility for the Group over this period has generally been from equity investment market performance. The Group is required to mark to market the majority of its substantial investment portfolio, with any changes in market values of these investments reported as part of the financial performance for the period. The Group's exposure to equity investment markets has also been significantly reduced by a change in the investment mix of its portfolio towards fixed interest investments.

As at 30 June 2004, the sensitivity of the Group's net profit attributable to all shareholders of IAG to movements in the market value of its combined equity portfolios was as follows:

- a 1% rise in Australian equity markets would generate an annual gain of around $17.6 million before tax; and
- a 1% rise in the International equity markets would generate an annual gain of around $5.2 million before tax.

The Group has delivered GWP growth in excess of 357% over the ten years ended 30 June 2004. This growth has been approximately 32% organic and 68% from acquisition. Each of the three years from 1 July 2001 to 30 June 2004 contributed double-digit growth in Net Earned Premium, achieving a compound annual growth rate of 28% per year. This increased scale and diversity by geography and product, combined with the extent of the Group's Reinsurance arrangements, assist in reducing the exposure of the Group to the inherent volatility of its general insurance operations.

The Group's financial statements since listing and related reports are available on the IAG website at www.iag.com.au.

The following table shows the Group's summarised audited statement of financial performance for the years ended 30 June 2004 and 30 June 2003:

Group summarised statement of financial performance

$ million	Year ended 30 June 2004	Year ended 30 June 2003
Gross Written Premium	**6,427**	**5,150**
Net premium revenue	**5,863**	**4,636**
Net Claims Expense	(3,815)	(3,363)
Underwriting Expense	(1,500)	(1,074)
Investment income on Technical Reserves	244	372
Insurance Profit	**792**	**571**
Investment income/(loss) on Shareholders' Funds	434	(120)
Other operating and investment income	148	33
Borrowing costs	(57)	(46)
Amortisation of goodwill and intangibles	(118)	(81)
Other operating expenses	(47)	(60)
Profit before income tax	**1,152**	**297**
Income tax expense	(346)	(80)
Profit after income tax	**806**	**217**
Outside equity interests	(141)	(64)
Net profit attributable to all shareholders of IAG	**665**	**153**
Dividends paid to RPS1 and RPS2	(29)	(21)
Net profit attributable to Ordinary Shareholders	**636**	**132**
Insurance ratios		
Loss Ratio	65.1%	72.5%
Expense Ratio	25.6%	23.2%
Combined Operating Ratio	90.7%	95.7%
Insurance Margin	13.5%	12.3%

The net profit attributable to all shareholders of IAG was $665 million (2003: $153 million).

The key components contributing to the year ended 30 June 2004 were:

- the 2004 result incorporated the full year effect of the acquisition of CGU and NZI whilst the financial performance for the year ended 30 June 2003 only had six months impact of CGU and NZI. CGU and NZI were acquired on 2 January 2003;
- Gross Written Premium increased by 24.8% to $6,427 million. This is mainly due to the full year effect from CGU and NZI. Excluding the impact of CGU and NZI, the underlying organic growth of GWP for the year ended 30 June 2004 was 2.5%;
- the Expense Ratio increased from 23.2% in 2003 to 25.6%. The full year effect of CGU and NZI has been the major driver of this increase as CGU and NZI bring a higher Expense Ratio, in the form of commission expense, due to the intermediary distribution of their products;
- the quality of the Insurance Profit was driven by:
  - strong performance of all major business segments which includes benefits derived from continuous business improvement;
  - completion of the 18 months CGU and NZI integration programme;
  - generally favourable weather conditions despite $265 million storm claims for the year ended 30 June 2004; and

- after two years of negative return on equity portfolios, the recovery of equity markets delivered a positive contribution to the Group's financial performance for the year ended 30 June 2004. There was a significant increase in the investment income on Shareholders' Funds to $434 million compared with a loss of $120 million for the year ended 30 June 2003.

All dividends paid on Ordinary Shares and RPS1 and RPS2 since quotation have been fully franked. At 30 June 2004, the Group had a franking balance in excess of $450 million (providing the capacity to pay fully franked dividends of over $1,050 million).

6.3 Capital management and capital ratios

The Group's capital management strategy is aimed at optimising the appropriate level and mix of capital for its business needs, risk appetite and delivery of sustainable attractive returns to shareholders. IAG actively manages its capital on three parameters:

- an estimated risk of ruin of no more than 1 in 750 years;
- a 'AA' S&P rating for its key wholly-owned insurance operating entities; and
- economic capital, currently set at a benchmark of 1.60 times (x) the Group's risk-weighted minimum capital requirement (MCR) set by applying APRA prudential guidelines to all of the Group's operations. This benchmark will move to 1.55x MCR on issue of RES.

These parameters are supported by:

- conservative claims reserving (minimum Probability of Sufficiency of 90%);
- an extensive Reinsurance programme (maximum loss per event currently at less than 2% of Combined Operating Ratio); and
- a strategic asset allocation programme to actively control investment volatility risks.

As at 30 June 2004, the Group's MCR multiple was 1.75x, which was above the Group's then benchmark MCR multiple of 1.60x.

The issue of RES enhances IAG's capital structure by providing certainty now of access to qualifying Tier 1 Capital if needed at any time – particularly in market conditions that are less favourable or less certain than the current market conditions. Such circumstances could include a severe fall in equity markets (like that experienced in October 1987), or major catastrophes that are beyond the limits of the Group's reinsurance arrangements (there have been no major catastrophes beyond these limits in Australia or New Zealand to date).

RES will provide the Group with the flexibility and certainty to access qualifying Tier 1 Capital at any time. Upon issue of RES, the Group will reduce its current benchmark multiple of APRA's minimum capital requirement from 1.60x to 1.55x. This will enable the Group to release some existing capital for use in IAG's operations or for return to Ordinary Shareholders at an opportune time.

There will be no material impact on the Group's regulatory capital as a result of issue of RES unless Preference Shares or Ordinary Shares are issued. However, upon issue of RES, the Group will reduce its current benchmark MCR from 1.60x to 1.55x.

6.3.1 Tier 1 Capital

IAG is authorised under the Insurance Act 1973 (Cwlth) to be a non-operating holding company (NOHC). This is because IAG owns a number of entities that are licensed by APRA.

APRA has the power to impose prudential requirements on entities it oversees. APRA has issued a number of key prudential standards that apply to general insurers. This includes a standard regarding capital adequacy requirements (which, among other things, encompasses requirements regarding the mix and quality of eligible regulatory capital).

In terms of this capital adequacy standard, APRA requires locally incorporated, locally authorised general insurer entities to maintain a capital base (of eligible capital) in excess of their MCR under the standard. Foreign incorporated insurers, authorised to operate in Australia as branches, have slightly different requirements than those applicable to locally incorporated insurers.

APRA divides a general insurer's capital base into Tier 1 Capital and Tier 2 Capital, and requires (among other things) that Tier 1 Capital (net of certain deductions) constitutes at least 50% of its regulatory capital base. To date, APRA has not

issued capital adequacy requirements for authorised NOHCs, other than those NOHCs that contain an ADI. However the Group understands that APRA is continuing to develop its policy in this area.

RES will not qualify as regulatory capital. However, IAG has the ability to exercise its Exchange Right to issue Preference Shares (which are expected to qualify as Tier 1 Capital according to their terms) or, in certain circumstances IAG may elect to Convert and issue Ordinary Shares, which are Tier 1 Capital.

IAG's entitlement to treat the Preference Shares as Tier 1 Capital may also be affected by the mix of capital instruments which comprise its Tier 1 Capital. This is because under the current APRA guidance notes, preference shares and other innovative capital instruments are included in Tier 1 Capital only to the extent that they do not exceed 25% of all other Tier 1 Capital. Any amount ineligible for inclusion as Tier 1 Capital as a result of this limit will be eligible for inclusion as Upper Tier 2 Capital. The composition of the Group's pro forma capital adequacy position as at 30 June 2004 is detailed in Section 6.4.2.

IAG has received confirmation from APRA that the Preference Shares, if issued today, would qualify as Tier 1 Capital according to their terms. However, if APRA subsequently determines that the Preference Shares are not Tier 1 Capital prior to issue, IAG may decide that a Regulatory Event has occurred. This would enable IAG to Redeem or Convert RES.

Subject to APRA not changing the guidance notes for, or treatment of, qualifying Tier 1 Capital, neither the Issuer nor IAG will decide that a Regulatory Event has occurred solely as a result of the effect that the Preference Shares would have on IAG's mix of capital instruments.

6.4 Pro forma financial information

The pro forma financial information in this Section 6.4 presents the expected effect of the Offer on the Group as at 30 June 2004 assuming:

- firstly, the Offer was completed as at 30 June 2004 and $500 million was raised through the issue of RES and via intra-group arrangements is invested in the Portfolio; and
- secondly, IAG exercised its Exchange Right as at 30 June 2004 and $500 million of RES were redeemed by the Issuer and $500 million of Preference Shares were issued by IAG.

Section 6.4.1 provides the Group's summarised pro forma statement of financial position, Section 6.4.2 provides the Group's pro forma capital adequacy position as at 30 June 2004 and Section 6.4.3 provides a discussion of the expected effect on the Group's statement of financial performance.

The pro forma financial information is unaudited and has been prepared according to Australian GAAP. Therefore, it does not reflect changes that may result from the implementation of A-IFRS on 1 January 2005. The Group has undertaken an assessment of the expected impact of A-IFRS as outlined in Section 6.6.3 and based on this assessment, the key implications of adoption of A-IFRS are not expected to have a material impact on the retained earnings of the Group.

6.4.1 Pro forma statement of financial position

The following table sets out the Group's pro forma statement of financial position based on the Group's audited statement of financial position as at 30 June 2004 – adjusted as if the issue of RES was completed on 30 June 2004 and subsequently Exchange took place for all RES on issue as at that date.

1 *Group*

The Group's summarised statement of financial position is taken from the financial statements for the year ended 30 June 2004, which have been audited.

2 *Pro forma adjustments – Offer*

The pro forma adjustments reflect that when RES are issued they will be classified as an interest-bearing liability in the Issuer's statement of financial position and will be set off against the asset of the Portfolio owned by IAG Portfolio. As a result, there are no balances recognised in the Group's statement of financial position for the issue of RES. The transaction costs relating to the Offer of $12 million are expected to be capitalised in the Issuer's statement of financial position and amortised over five years. However, this capitalised amount is not material to the Group's statement of financial position and as a result no adjustments have been made to the Group's pro forma statement of financial position.

3 *Pro forma adjustments – Exchange*

The pro forma adjustments reflect IAG exercising its Exchange Right in full as at 30 June 2004. This would result in all RES on issue being redeemed and Exchanged into Preference Shares. IAG may exercise this Exchange Right at any time subject to certain conditions – see Section 2.5. The pro forma adjustments assume that the Portfolio has not made any gains or losses on any Portfolio Assets at the time of Exchange and as a result the Net Portfolio Proceeds on Exchange are $500 million and IAG will receive $500 million, which will be held as an investment by the Group.

The transactions for Exchange, assuming the Net Portfolio Proceeds are $500 million, will be:

- the Issuer will redeem all RES on issue for $100 each ($500 million); and
- IAG Portfolio will liquidate the Portfolio and pay the proceeds to IAG upon direction by the Issuer to pay the Preference Share Issue Price of $100 per Preference Share ($500 million).

If Exchange were to occur before the Issuer had fully amortised the transaction costs, then the unamortised amount capitalised on the Issuer's statement of financial position would be written off in the period Exchange occurred. However, this capitalised amount is not material to the Group's statement of financial position and as a result no adjustments have been made to the Group's pro forma statement of financial position.

If the Portfolio has experienced a loss at the time of Exchange, then the same transactions would take place except RES will be redeemed for the Redemption Amount which would be less than $100 and the Preference Share Issue Price would also be for the lower Redemption Amount.

4 *Pro forma effect of Exchange*

The pro forma effect of Exchange represents the Group's pro forma statement of financial position after completion of the Offer and subsequent Exchange of all RES on issue for Preference Shares.

Group's pro forma statement of financial position as at 30 June 2004

		Pro forma adjustments[1]		
$ million	**1 Group**	**2 Offer**[2]	**3 Exchange**[3]	**4 Pro forma**[1]
Investments	10,183	–	500	10,683
Other assets	4,679	–	–	4,679
Goodwill and other Intangibles	1,473	–	–	1,473
Total assets	**16,335**	**–**	**500**	**16,835**
Claims outstanding and Unearned Premium	9,799	–	–	9,799
Interest-bearing liabilities	793	–	–	793
Other liabilities	1,519	–	–	1,519
Total liabilities	**12,111**	**–**	**–**	**12,111**
Net assets	**4,224**	**–**	**500**	**4,724**
Equity attributable to all Ordinary Shareholders	2,999	–	–	2,999
RPS1 and RPS2	539	–	–	539
Preference Shares	–	–	500	500
Outside equity interests	686	–	–	686
Total equity	**4,224**	**–**	**500**	**4,724**

Notes:

1 The pro forma adjustments and the pro forma statement of financial position are unaudited.

2 RES are not recognised in the Group's pro forma statement of financial position as there is a legal right of set-off and it is the Group's intention to realise the Portfolio and settle RES liability simultaneously.

3 For the purpose of the pro forma financial position, the Redemption Amount is $100 per RES (and the Preference Shares are issued for $100 each) which assumes that there has been no loss on the Portfolio.

6.4.2 Pro forma capital adequacy position

The following table sets out the Group's pro forma capital adequacy position based on the Group's audited statement of financial position as at 30 June 2004 – adjusted as if the issue of RES was completed on 30 June 2004 and subsequently Exchange took place for all RES on issue as at that date.

In the event that IAG exercises its Exchange Right and Preference Shares are issued, it is assumed that Preference Shares would qualify as Tier 1 Capital according to their terms. The amount ineligible for inclusion as Tier 1 Capital, as a result of the composition of the Group's pro forma mix of capital instruments as at 30 June 2004, has been included in Tier 2 Capital. The proceeds are assumed to be invested in investment assets which have minimal investment charges based on current APRA prudential standards and therefore no material impact on the MCR. On this basis, the issue of Preference Shares would increase the Group's MCR multiple by approximately 0.3 times. This assumes no material change in the Group's capital adequacy position at the time of Exchange.

Before Exchange, RES will not be eligible to be treated as regulatory capital and as a result will not have an effect on the Group's capital adequacy position.

Group's pro forma capital adequacy position as at 30 June 2004

		Pro forma adjustments[1]		
$ million	**1 Group**	**2 Offer**[2]	**3 Exchange**[3]	**4 Pro forma**[1]
Tier 1 Capital	2,250	–	305[4]	2,555
Tier 2 Capital	644	–	195[4]	839
Regulatory capital base	**2,894**	**–**	**500**	**3,394**
Minimum capital requirement (MCR)	1,654	–	–	1,654[3]
MCR multiple[5]	**1.75x**	**–**	**0.30x**[6]	**2.05x**

Notes:

1 The pro forma adjustments and the pro forma capital adequacy position are unaudited.

2 RES are not recognised in the Group capital adequacy position as they are not eligible to be treated as regulatory capital until such time as Preference Shares are issued.

3 Assuming that the $500 million in investment assets have minimal investment charge and no material impact on the Group's MCR.

4 These amounts reflect the composition of the Group's pro forma capital adequacy position as at 30 June 2004 – see Section 6.3.1.

5 The MCR multiple is the Group's regulatory capital base divided by its MCR.

6 Assuming there has been no change in the Group's capital adequacy position at the time of Exchange.

6.4.2.1 Sensitivity to amount raised

The pro forma financial information presented in this Section 6.4 assumes that $500 million is raised through the Offer. The impact on the pro forma financial information of raising an additional $50 million through oversubscriptions is as follows:

- firstly, for the issue of RES the difference would be an immaterial increase in the transaction costs; and
- secondly, for the potential subsequent Exchange for Preference Shares, the pro forma adjustments for the issue of Preference Shares above would increase proportionately with any additional RES issued.

If less than $500 million is raised through the Offer, for example $450 million, the impact on the pro forma financial information will be of an equivalent magnitude, but opposite in direction to the analysis above.

6.4.3 Pro forma statement of financial performance

The issue of RES is expected to have a net positive, though immaterial impact, on the Group's financial performance. The reason it is not expected to have a material impact on the profit before income tax of the Group is because the increase in investment income generated from the Portfolio will be largely offset by the increase in interest expense from Interest Payments and the amortisation of the capitalised transaction costs. The impact of the Group's financial performance if the Preference Shares are issued is similar except payments to Preference Shareholders would be recorded as dividends rather than interest expenses paid to RES Holders. In addition, any unamortised transaction costs would be written-off in the period Exchange occurs.

Transaction costs of $12 million relating to the Offer will be capitalised in the Issuer's statement of financial position and amortised over five years. The amortisation expense to be recognised is expected to be $2.4 million per annum.

The combined effect of the above pro forma adjustments based on the net profit attributable to Ordinary Shareholders for the year ended 30 June 2004, following the issue of RES (or Preference Shares on Exchange), is not expected to have a material impact on earnings per Ordinary Share or return on equity.

6.5 Credit ratings

S&P has granted Insurer Financial Strength Ratings and Long-Term Counterparty Credit Ratings to key wholly-owned operating insurance entities in the Group and Issue Credit Ratings to the key securities that have been issued by the Group, as detailed in the following table:

Entity / security	Issue Credit Ratings	Insurer Financial Strength Ratings	Long-term Counterparty Credit Ratings
IAG Finance (NZ) RES	'A-'	–	–
IAG RPS1	'A-'	–	–
IAG RPS2	'A-'	–	–
Insurance Australia Limited	–	'AA'	'AA'/Stable Outlook
IAG New Zealand Limited	–	'AA'	'AA'/Stable Outlook
CGU Insurance Limited	–	'AA'	'AA'/Stable Outlook
Swann Insurance (Aust) Pty Limited	–	'AA'	'AA'/Stable Outlook

Issues rated 'BBB-' or higher by S&P are considered to be investment grade. **RES have been assigned an Issue Credit Rating of 'A-' by S&P and are therefore investment grade.** If issued, Preference Shares are expected to have the same credit rating by S&P as RPS1 and RPS2.

The Portfolio has an Australian Bond Fund Rating of 'AAAf' from S&P – see Section 5.3.1.

Rating definitions used by S&P are as follows:

- an Issue Credit Rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program;
- an Insurer Financial Strength Rating is a current opinion of the financial security characteristics of an insurance organisation with respect to its ability to pay under its insurance policies and contracts in accordance with their terms;
- a Long-Term Counterparty Credit Rating is a current opinion of an obligor's overall financial capacity (its creditworthiness) to pay its financial obligations; and
- a Rating Outlook assesses the potential direction of a Long-Term Counterparty Credit Rating over the intermediate term (typically six months to two years). In determining a Rating Outlook, consideration is given to any changes in the economic and/or fundamental business conditions. A Rating Outlook is not necessarily a precursor of a rating change or future creditwatch action.

According to S&P:

- an Issue Credit Rating of 'A' describes an obligor that has a strong capacity to meet its financial commitment on the obligation;
- an Insurer Financial Strength Rating of 'AA' describes an insurer that has very strong financial security characteristics;
- a Long-Term Counterparty Credit Rating of 'AA' describes an obligor that has a very strong capacity to meet its financial commitments;
- the ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories; and
- a Rating Outlook 'Stable' means that a rating is not likely to change.

Issue Credit Ratings are not 'market' ratings, nor are they a recommendation to buy, hold or sell securities (including the RES).

Insurer Financial Strength Ratings are not a recommendation to purchase or discontinue any policy or contract issued by an insurer or to buy, hold or sell any security issued by an insurer.

Ratings are subject to revision or withdrawal at any time.

As at the date of this Prospectus, the Group has not approached any other rating agency for a rating of RES.

6.6 Impact of International Financial Reporting Standards

This Section 6.6 details the latest assessment of the impact of A-IFRS on the Group based on the current interpretations of the published A-IFRS. The Group is making good progress in proceeding to full compliance with A-IFRS for the half year ending 31 December 2005 and the year ending 30 June 2006.

6.6.1 Overview of the impact of A-IFRS on the Group

For reporting periods beginning on or after 1 January 2005, the Group must comply with A-IFRS as issued by the AASB. The Group's financial statements will be prepared according to A-IFRS for the first time for the half year ending 31 December 2005 and the year ending 30 June 2006.

The financial information included in this Prospectus has been prepared in accordance with Australian GAAP. The differences between Australian GAAP and A-IFRS identified to date as potentially having a material effect on the Group's financial performance and financial position are summarised in Section 6.6.3. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and A-IFRS as there is still work to be completed by the Group.

The potential impacts on the Group's financial performance and financial position of the transition to A-IFRS, including system upgrades and other implementation costs which may be incurred, have not been quantified as at the transition date of 1 July 2004 due to the short timeframe between finalisation of A-IFRS and the date of preparing this Prospectus. The impact on future years will depend on the particular circumstances prevailing in those years.

It is important to understand that while A-IFRS will change the Group's reported financial performance and financial position, this does not represent a change in the performance or strength of the underlying business.

6.6.2 Management of the Group's IFRS transition

The Group has established a project team to manage the transition to A-IFRS, including training of staff and system and implementation of internal control changes necessary to gather all the required financial information. The project team is chaired by the Chief Financial Officer and reports quarterly to the Audit Committee. The project team has prepared a detailed timetable for managing the transition to A-IFRS and is currently on schedule. To date, the project team has analysed most of the A-IFRS and has identified a number of accounting policy changes that will be required. In some cases, choices of accounting policies are available, including elective exemptions under AASB 1: First-time Adoption of Australian Equivalents to IFRS. Some of these choices are still being analysed to determine the most appropriate accounting policy for the Group.

6.6.3 Implications of conversion to A-IFRS

The key implications of the conversion to A-IFRS on the Group are as follows:

Insurance contracts

The large majority, if not all, of the insurance products are expected to meet the new accounting definition of an 'insurance contract'.

Changes to accounting for insurance products are not expected to be significant.

In respect of the Group's core insurance business, the changes to financial reporting on conversion to A-IFRS are not expected to be significant.

One of the key changes is that the standard provides a definition of an 'insurance contract'. General insurance products and reinsurance products that meet the definition will continue with current accounting treatments subject to a revised liability adequacy test. Those general insurance products and reinsurance products that fall outside the definition will be treated as investment contracts or service contracts and be accounted for as financial instruments or revenue contracts respectively.

An analysis of the Group's general insurance products and reinsurance products on offer, or utilised, is substantially complete with the expectation that most, if not all, will meet the definition of an insurance contract.

This would mean that the Group's accounting for Unearned Premium, deferred acquisition costs, outstanding claims, premium revenue, claims expense and reinsurance recoveries would continue without significant change, subject to a revised liability adequacy test.

RPS1 and RPS2

Reclassified as debt.

Distributions treated as interest, not dividends.

The Group's reset preference shares will be reclassified as debt. APRA has stated it will continue the current regulatory capital treatment for existing instruments that are adversely affected by the accounting standard change until further notice. Distributions on those instruments will be treated as interest rather than dividends. If APRA's approach changes, it has indicated it may 'grandfather' the treatment of affected issued securities.

Financial assets

More choices around accounting policies for investment assets.

Initial accounting policy selection will mean no immediate change.

Under current accounting standards, the Group is required to measure at net market value (fair value less disposal costs) all investments integral to general insurance activities with movements in the net market value recorded in the statement of financial performance. Under A-IFRS, the Group will be required to measure at fair value only those assets held to back insurance liabilities and only where a fair value measurement option is available under the relevant accounting standards. Those financial assets that are not held to back insurance liabilities will move to a system of purpose led accounting. The new standards require classification of the investments based on the purpose for which they are held. The different classifications have different accounting treatments, being fair value through the statement of financial performance, fair value through equity, and amortised cost. There is also an option to measure any financial asset at fair value through the statement of financial performance regardless of the purpose for which it is held. The Group has elected to apply the fair value through statement of financial performance option under its current investment strategy for Shareholders' Funds and so all investments held will be measured on the same basis.

The Group reserves the right to deem further asset acquisitions as held for another purpose and thus be valued on one of the other available bases.

All derivative contracts, including the Exchange Right (and other embedded derivatives), regardless of the purpose for which they are used, will be measured at fair value. For vast majority of derivative contracts, the movements in fair value will be recorded in the statement of financial performance. The rest of derivative contracts which will be classified as designated hedge, the movements in fair value will be recorded through equity.

Goodwill

No amortisation moving forward resulting in lower expenses, subject to impairment charges.

The Group will not restate the accounting for business combinations transacted prior to 1 July 2004, as permitted under first time adoption. Goodwill will not be amortised but will be tested for impairment at least annually. Using A-IFRS impairment methodology, the balance of goodwill shown in the IAG 2004 Annual Report of $1,455 million is supportable.

The Group had a goodwill amortisation expense for the year to 30 June 2004 of $91 million. The elimination of the requirement to amortise goodwill under A-IFRS will increase reported profits, subject to any impairment charge that may be required from time to time.

Non-goodwill intangibles

All current non-goodwill intangible assets qualify for recognition.

Existing non-goodwill intangible assets on the Group's statement of financial position at 30 June 2004 meet the recognition and measurement requirements of A-IFRS and so the accounting treatment, including amortisation, will remain unchanged. They will be subject to impairment testing.

In certain circumstances under A-IFRS, development phase expenditure will be capitalised and so recognised as an internally generated intangible asset. Software development is the largest component of development expenditure for the Group. The Group is not currently carrying any capitalised software development costs in the statement of financial position but may have to review this position.

Superannuation surplus

Positive impact to retained earnings at 1 July 2004.

New asset/liability recognised.

Under A-IFRS, the relevant net position of defined benefit superannuation plans will be recognised in the statement of financial position, with movements recognised in the statement of financial performance. While information regarding the financial position of the IAG & NRMA Superannuation Plan (Plan) sponsored by the Group is provided in the notes to financial statements in the IAG 2004 Annual Report, the net position of the Plan is not recognised in the Group's results.

The relevant surplus in the Plan as at 30 June 2004 under A-IFRS will pass through retained earnings as at 1 July 2004. The surplus calculated under A-IFRS will be different to that calculated in accordance with current accounting standards because of different measurement requirements, with the principal difference being the discount rate applied.

Only a small minority of employees of the Group participate in the Plan on a defined benefit basis.

Share-based payments

Overall expense likely to be reduced.

Under A-IFRS, the fair value at grant date of share-based remuneration is required to be recognised as an expense over the period from grant date until the equity instruments vest fully to the employee.

The Group has, during the last two years, simplified its approach to share-based remuneration. The cost to the Group of acquiring shares to fund future obligations for share-based remuneration is expensed in full, generally over the period during which the employees provide related services.

Under A-IFRS, it is likely that the equity remuneration trust used to manage the share-based arrangements will be consolidated by the Group. The impact of this would be that the shares purchased by the equity remuneration trust would likely be accounted for as a reduction in equity. The requirement to determine the fair value of the share-based remuneration and recognise this expense over the period from grant date to vesting date will likely result in a reduction in the overall expense recognised for the Group in relation to share-based payments.

The Group will not retrospectively apply the A-IFRS expense treatment to the Performance Share Rights Plan because the rights were granted prior to 7 November 2002, as permitted with A-IFRS first time adoption.

Property

All property classified as owner-occupied.

Under current accounting treatments, all property, regardless of the purpose for which it is used, must be designated as an investment integral to general insurance activities and so is measured at fair value. This designation will not continue under A-IFRS and property will be classified according to the purpose for which it is held. All of the property within the Group will be classified as owner-occupied property under A-IFRS.

Under A-IFRS, the Group has the option to continue to measure the property at fair value, but with movements being recorded through equity, or to apply a cost approach under which the property would be depreciated over its useful life and also be subject to impairment testing.

Taxation

More deferred tax assets and liabilities may be recognised.

Income tax will be calculated based on the 'balance sheet approach' replacing the 'income statement approach' currently used. This method recognises deferred tax balances when there is a difference between the carrying value of an asset or liability, and its tax base (being the amount attributed to an asset or liability for tax purposes). This may result in more deferred tax assets and liabilities and, as tax effects follow the underlying transaction, some tax effects will be recognised in equity.

Retained earnings

The retained earnings balance as at 30 June 2004 will change.

In transitioning to A-IFRS, the basic principle (with certain exceptions) is that the Group must apply the new standards as if the Group had always applied them. There will therefore be some retrospective adjustments that will affect the retained earnings balance as at 1 July 2004.

Section 7

This Section describes the potential investment risks associated with an investment in the Offer. It is divided into investment risks associated with RES, Preference Shares, the Group and the general insurance industry.

Before applying for RES, you should consider whether the Offer is a suitable investment for you. There are investment risks associated with an investment in RES and Preference Shares, many of which are outside the control of the Issuer or the Group. These investment risks include those in this Section 7 and other matters referred to in this Prospectus.

7.1 Risks associated with RES

Set out below are specific investment risks associated with an investment in RES. You should also consider the other investment risks in this Section 7 as they relate to the Preference Shares into which RES may be Exchanged, Ordinary Shares into which RES may be Converted or an investment in any of those securities.

7.1.1 Investment losses from the Portfolio

The gross proceeds of the Offer will, through a series of intra-group arrangements, be invested by IAG Portfolio in the Portfolio. The Portfolio will hold Portfolio Securities according to the Investment Mandate.

An issuer of any Portfolio Security might default on interest payments or fail to repay principal when due. This may arise as a result of a lack of financial strength of the relevant issuer or due to changes in economic conditions or circumstances more generally. Alternatively, a loss may arise where a Portfolio Security is sold at a lower price than when it was acquired in the Portfolio. Within the Investment Mandate, there are requirements to realise securities at times when they may have lost value. A RES Holder will bear the risk of any loss associated with a default on a Portfolio Security or realised loss on sale of a Portfolio Security at a price below the price for which it was acquired in the Portfolio.

In these circumstances, a RES Holder will bear a loss, as such a default or realised loss would be expected to reduce the Net Portfolio Proceeds per RES to less than $100. Among other things, this means that there will be a reduction in the interest that may be earned on the Portfolio and, as a result, a reduction in the Net Portfolio Income available to pay Interest Payments.

To reduce the risks of default on Portfolio Securities, the Portfolio will be managed according to the Investment Mandate which is consistent with qualifying for an Australian Bond Fund Rating of 'AAAf' from S&P. However, there can be no assurance that *management of the Portfolio in this way will eliminate the risk of loss and as a result it is possible that:*

- Net Portfolio Income per RES may be less than an Interest Payment on an Interest Payment Date; or
- Net Portfolio Proceeds per RES may be less than the Issue Price on Redemption, Conversion or Exchange.

Sections 5.3.3 and 5.3.4 set out further considerations in relation to the Portfolio.

7.1.2 Effect on capital investment

If there is a default or loss on a Portfolio Security, the Redemption Amount to be received by RES Holders on Redemption, Conversion or Exchange will be reduced to the extent of the loss or default. For these reasons, a loss or default on a Portfolio Security can result in a reduction in the capital value of your investment in RES if there is a Redemption, Conversion or Exchange.

7.1.3 Effect on market price of RES

Any loss or decline in the value of the Portfolio may have an impact on the market price of RES. In such circumstances, it is likely that RES would trade on ASX at a price which may be below the Issue Price.

7.1.4 Recourse of RES Holders to IAG

As RES are issued by the Issuer rather than IAG, unless IAG exercises its Exchange Right, the rights of RES Holders rank separately to the rights of holders of securities issued by IAG. IAG does not guarantee or provide other credit support for RES.

7.1.5 Rights and obligations held by different IAG Entities

RES are issued by one entity in the Group and the Portfolio is held by another entity in the Group. As such, there is a risk that claims against entities in the Group or laws affecting the Group may inhibit the Issuer's ability to meet its obligations according to RES.

In addition, IAG Portfolio and IAL have entered into an Interest Rate Floor designed to provide Net Portfolio Income sufficient to pay Interest Payments where the Bank Bill Rate has fallen below a certain 'floor' rate. IAL's ability to perform its contractual commitment is entirely dependent on its continued financial strength.

7.2 Risks associated with Preference Shares

Set out below are specific investment risks associated with holding Preference Shares following Exchange:

7.2.1 Accounting treatment

For reporting periods beginning on or after 1 January 2005, the Group is required to comply with A-IFRS. The Group's financial statements will be prepared according to A-IFRS for the first time for the half year ending 31 December 2005 and the year ending 30 June 2006.

The adoption of A-IFRS will have a number of implications, the key differences between existing Australian GAAP and A-IFRS affecting the Group are included in Section 6.6. An additional key impact in relation to the issue of RES is that IAG's Exchange Right will need to be accounted for at fair value.

IAG believes the Preference Shares will be accounted for as equity, both according to current Australian GAAP and on adoption of A-IFRS, unlike RPS1 and RPS2 which will be accounted for as debt according to A-IFRS.

7.2.2 Ranking of Preference Shares

On any winding-up of IAG, Preference Shareholders will rank behind policy holders and creditors of IAG (and equally with RPS Holders in all respects), but in priority to Ordinary Shareholders to the extent of the Preference Share Issue Price and any Dividends that are declared but are unpaid. In the event of a shortfall of funds on a winding-up, there is a risk that Preference Shareholders will not receive a full return of the Preference Share Issue Price or any Dividend declared and unpaid at that time.

7.3 Risks associated with both RES and Preference Shares

Set out below are specific investment risks associated with both RES and Preference Shares:

7.3.1 Financial performance and position of IAG

IAG can exercise its Exchange Right at any time, or the Issuer may Convert RES in certain circumstances. Therefore, if IAG's financial position declines, or if market participants anticipate that it may decline, an investment in RES could decline in value, even if IAG has not yet exercised its Exchange Right or Converted RES.

The value of your investment in RES will be influenced by the financial performance and position of IAG, regardless of when, if ever, IAG exercises its Exchange Right. IAG's financial performance and position will also affect the value of an investment in Preference Shares if issued.

Accordingly, when you evaluate whether to invest in the Offer you should carefully evaluate the investment risks associated with an investment in the Group and the general insurance industry as set out in Section 7.4.

7.3.2 Financial market conditions

The market price of RES and any Preference Shares will fluctuate due to various factors, including interest rates, general movements in the Australian and international equity markets, investor sentiment, worldwide or regional economic conditions and factors which may affect the general insurance industry.

7.3.3 Market price and liquidity of RES and Preference Shares

The Issuer and IAG are not able to predict the market price or liquidity of RES or Preference Shares if and when they are quoted on ASX. The market on ASX for RES or Preference Shares may be less liquid than the market on ASX for the Ordinary Shares.

It is possible that the RES or Preference Shares could trade on ASX at a price below the Issue Price or Preference Share Issue Price. Their market value also may be affected by the market price of Ordinary Shares. RES Holders or Preference Shareholders who wish to sell their RES or Preference Shares (as the case may be) may be unable to do so at all if insufficient liquidity exists in the market for RES or Preference Shares.

7.3.4 Interest Rate and Dividend Rate

The Interest Rate and the Dividend Rate are calculated by reference to the Bank Bill Rate each quarter, which is influenced by a number of factors and varies over time. These rates will fluctuate (both increasing and decreasing) with movements in the 90 day Bank Bill Rate. The range for the 90 day Bank Bill Rate over the last 20 years is depicted in the chart below:

90 day Bank Bill Rate


20.00%
16.00%
12.00%
8.00%
4.00%
0.00%
Nov 84
Nov 85
Nov 86
Nov 87
Nov 88
Nov 89
Nov 90
Nov 91
Nov 92
Nov 93
Nov 94
Nov 95
Nov 96
Nov 97
Nov 98
Nov 99
Nov 00
Nov 01
Nov 02
Nov 03
Nov 04

To reflect changes in market conditions, on 15 March 2010 and on later Reset Dates, the Issuer can change certain features of RES including the RES Margin. As the Interest Rate fluctuates, there is a risk that the Interest Rate will become less attractive when compared to the rates of return on comparable securities issued by other entities. Although RES Holders may request redemption of their RES on a Reset Date, there are no reset provisions or rights to request redemption of Preference Shares.

7.3.5 Ability to pay Interest Payments and Dividends

RES are debt instruments and Interest Payments will only be paid if the Interest Payment Tests are satisfied. For a summary of the Interest Payment Tests – see Section 2.2.7.

Preference Shares are not debt instruments, and the Dividends payable are not the same as interest payments. Dividends will only be paid if the Dividend Payment Tests are satisfied. For a summary of the Dividend Payment Tests – see Section 2.9.6.

The Dividend Payment Tests are more restrictive than the Interest Payment Tests. IAG is required to satisfy certain APRA requirements in order to make Dividend Payments. These requirements do not apply to Interest Payments.

Interest Payments and Dividends are non-cumulative, and therefore any Interest Payment or Dividend which is not declared may not be made up in subsequent periods. Like other general insurance groups, due to the Group's volatility of earnings there can be no guarantee that in certain years IAG will have sufficient profits to satisfy the Interest Payment Tests and Dividend Payment Tests.

See Section 7.4 for risks associated with the Group and the general insurance industry.

7.3.6 Early Redemption or Conversion

The Issuer may initiate Redemption or Conversion of some or all RES in the circumstances detailed in Section 2.6.11. IAG may initiate Redemption or Conversion of some or all Preference Shares in the circumstances as detailed in Section 2.10.3. Redemption or Conversion may occur if these circumstances happen prior to a Reset Date or Step-Up Date and before you wish to dispose of your investment. This may have negative consequences depending on your individual circumstances.

Where the Issuer or IAG initiates Redemption or Conversion, the value of your investment may differ, as a result of factors which include losses on the Portfolio Securities in relation to RES or because the number of Ordinary Shares to be issued on Conversion depends on the VWAP during the 20 Business Days before the date of Conversion. The value of Ordinary Shares according to the VWAP may differ to the market price for Ordinary Shares on the day the Ordinary Shares are issued to you.

The Issuer may Redeem RES for the Redemption Amount and IAG may Redeem Preference Shares for the Preference Share Issue Price. Depending on when you acquired either RES or Preference Shares, the cash amount you receive on Redemption of either RES or Preference Shares could be higher or lower than the original price paid.

7.3.7 Taxation treatment

A summary of the potential taxation consequences for RES Holders and Preference Shareholders is contained in the Taxation Letter in Section 8. This Taxation Letter is in general terms and does not provide specific advice in relation to the circumstances of any particular investor. Accordingly, you should seek independent advice in relation to your own individual taxation circumstances.

If there is a change to the taxation system that materially increases the costs to the Issuer or IAG of having the RES or Preference Shares on issue, the Issuer or IAG (as the case may be) may decide that a Tax Event has occurred. This would allow for early Redemption or Conversion. Therefore, the exact period for which RES Holders and Preference Shareholders will be entitled to the benefit of the rights attaching to RES or Preference Shares is unknown.

7.3.8 Credit ratings

RES have been rated 'A-' by S&P. As a result of changes in the Group's operating performance or capital structure, there is a risk that credit ratings of wholly-owned key operating insurance entities, RES or Preference Shares (if issued) could be downgraded in the future. This could affect the market price and liquidity of RES, Preference Shares and Ordinary Shares.

In particular, if the Portfolio Manager does not comply with S&P's criteria for 'AAAf' rated Australian Bond Funds or maintain the capability requirements prescribed by S&P for a portfolio manager with an Australian Bond Fund Rating of 'AAAf', the Portfolio could be downgraded by S&P.

Although key wholly-owned operating insurance entities in the Group have Insurer Financial Strength Ratings of 'AA' from S&P, RES are not issued or guaranteed by those entities or by IAG itself. Despite this, any downgrading of the credit ratings of one or more of those entities could affect the sentiment of market participants, thereby causing the market price of RES or Preference Shares to fall.

7.3.9 Regulatory classification of Preference Shares

APRA has provided confirmation that the Preference Shares would qualify as Tier 1 Capital according to their terms if issued today. However, if APRA subsequently determines that the Preference Shares do or will not be Tier 1 Capital, IAG may decide that a Regulatory Event has occurred. If this happens before any issue of Preference Shares, then it would allow the Issuer to Redeem or Convert RES on issue. If it occurred after the Preference Shares had been issued, then it would allow IAG to Convert the Preference Shares or, subject to APRA's prior approval, Redeem the Preference Shares. If appropriate, IAG may seek the approval of RES Holders at the time to change the Preference Share Terms so that they would qualify as Tier 1 Capital.

7.3.10 Future issues of securities

IAG or one of its controlled entities (including the Issuer) may issue other securities, including other notes or preference shares which rank equally with or behind RES or Preference Shares, without the approval of RES Holders or Preference Shareholders. In addition, the Issuer or IAG may also issue other securities that rank equally with, or behind, RES or Preference Shares for interest, dividends or repayment of capital in a winding-up of IAG. Such issues could impact the ability of IAG or other members of the Group to pay Interest Payments or Dividends or the sufficiency of funds on a winding-up. The issue of such securities could negatively affect the price that RES or Preference Shares could trade on ASX.

7.4 Risks associated with the Group and the general insurance industry

Set out below are investment risks associated with the Group and the general insurance industry. These are relevant to an investment in RES, Preference Shares and Ordinary Shares as the value of your investment will depend on the financial performance and position of the Group, regardless of when or if IAG exercises its right to Convert or Exchange RES.

7.4.1 Investment performance

Investment performance can significantly affect the Group's financial performance and position. The Group's investment portfolio consists of assets, which back:

- Shareholders' Funds; and
- Technical Reserves which represent assets to support outstanding claims and Unearned Premium liabilities.

In accordance with the Group's investment policy, the majority of Shareholders' Funds are invested in Australian and international equity securities. The Group's investment policy for Technical Reserves is to invest in fixed interest and cash (a proportion of the exposure is achieved by swapping the index return on Australian equities held with an indexed bond return). The level and volatility of investment income derived from equity securities are greater than the level of volatility experienced with fixed interest and cash investments. The Technical Reserves assets are subject to fluctuations in interest rates. However, the impact of interest rate movements on the market value of the Group's fixed interest portfolio is largely offset by the corresponding change in the discount rate applied to the Group's outstanding claims reserves. The duration of the Group's Technical Reserves is closely matched to the expected duration of the underlying claims liabilities.

7.4.2 Estimation of claims provisions

The Group maintains provisions for unpaid claims and related expenses, which reflect estimates of future claims, inflation trends and other factors. Although the Group seeks to maintain claims provisions at a minimum level of 90% Probability of Sufficiency, the establishment of appropriate provisions is an inherently uncertain process, especially for Long-tail classes of business. There can be no assurance that the Group's current claims provisions will be sufficient.

7.4.3 Market position

IAG's business is concentrated in Australia and New Zealand, which sourced 86% and 14% of the GWP for the financial year ended 30 June 2004. This means the Group's performance is largely dependent on the insurance sector performance in both Australia and New Zealand.

Personal lines comprised 67% of the Group's GWP for the financial year ended 30 June 2004. Currently, the structure of the personal lines business in both countries is such that the vast bulk of the business is written by five industry participants in each country. The focus of these players on generating a reasonable return on capital, their well known brands and the benefits of scale in operating costs and data management, together with APRA requirements designed to ensure prudential levels of capital, reduce the risk of irrational competition. However, should this occur, the Group's leading market shares would make it an obvious target for aggressive competitive action.

Commercial insurance is heavily influenced by the international insurance cycle. The degree of influence is strongest for large corporate business where international capital flows easily in and out of the local market, generally through large brokers. Reinsurance, which can be a significant element of commercial insurance pricing, is subject to the same cycle. The speed and extent of the cycle decrease with the size of the business being insured. The current stage of the cycle is one of reducing premiums and this will put pressure on margins in business, which accounted for 33% of the Group's GWP for the financial year ended 30 June 2004. The extent of this pressure should be mitigated in part by the Group's focus on small to medium enterprises, including a significant element of rural business.

7.4.4 Reinsurance

The Group enters into a significant number of Reinsurance treaties to limit its risk exposure to any one claim, class of business or occurrence of specific events. There can be no assurance that the Group's current Reinsurance coverage is adequate, that Reinsurance coverage will be available at adequate rates and levels in the future, or that reinsurers will pay valid claims.

7.4.5 Overseas expansion

The Group has announced its intention to explore opportunities to develop its international operations by acquisition in appropriate circumstances. Expansion into international markets creates sovereign, currency and economic risks, and increases the Group's exposure to regulatory and tax risks. In addition, the Group does not have significant experience in the general insurance markets in places where it does not already operate.

7.4.6 Catastrophes

General insurers are subject to the risk of large-scale claims arising out of catastrophes, which may have a significant impact on their earnings and financial condition. Catastrophes may include cyclones, earthquakes, wind, hail, floods, fire, volcanic eruptions and explosions, which are inherently unpredictable with regard to incidence and severity. While the Group has historically managed its exposure to catastrophes through, among other things, the purchase of Reinsurance, there can be no assurance that Reinsurance coverage will continue to be available at acceptable rates and levels or that existing coverage will prove adequate.

7.4.7 Changes in government policy, regulation or legislation

The general insurance industry in Australia is subject to extensive legislation, regulation and supervision by federal and state regulatory organisations, including APRA. Insurance-specific regulation and supervision are primarily directed to the benefit of policyholders and not RES Holders or Preference Shareholders. Future legislation and regulatory change in countries in which the Group operates may affect the general insurance industry and may adversely affect the Group's financial performance and position.

7.4.8 Operations and operational matters

Whilst the Group has operational risk management practices, its profitability will continue to be subject to a variety of operational risks including – strategic and business decisions (including acquisitions); technology risk (including business systems failure); reputation risk (including damage to brands); fraud; compliance with legal and regulatory obligations; counter-party performance under contractual arrangements; business continuity planning; legal risk; data integrity risk; key person risk; and external events.

7.4.9 Economic and industry conditions

The Group's performance depends significantly on economic conditions in Australia and New Zealand, and on global economic conditions that affect the economies of both countries. Changes in economic conditions can affect the financial results of the Group through their effect on market conditions, through investment income and through changes in consumer demand for the Group's products and services. The Group cannot predict the impact that future economic and industry conditions will have on its business. They may be unfavourable, and as a result there can be no assurance that future conditions will not have a material adverse effect on the Group's financial performance and position.

7.4.10 Litigation

The Group is from time to time involved in legal proceedings relating to policies underwritten by entities in the Group or arising from its operations generally. While there are no material legal proceedings that are current or threatened against the Group, there can be no assurance that the outcome of legal proceedings from time to time will not have a material effect on the Group's business, financial performance or position.

The summary of investment risks in this Section is not exhaustive and you should read this Prospectus in its entirety and consult your accountant, stockbroker, lawyer or other professional adviser before deciding whether to invest in the Offer.

Section 8

If you are considering applying for RES, it is important for you to understand the taxation consequences of investing in the Offer. You should read the Taxation Letter in this Section before deciding whether to invest and discuss the taxation consequences with your tax adviser, accountant or other professional adviser.

22 November 2004

The Directors
IAG.Finance (New Zealand) Limited
New Zealand Branch
IAG House
151 Queen Street
Auckland
New Zealand

The Directors
Insurance Australia Group Limited
388 George Street
Sydney NSW 2000
Australia

Dear Directors

Taxation Letter – Reset Exchangeable Securities (RES)

We have been instructed by the Issuer and IAG to prepare this Taxation Letter for inclusion in this Prospectus dated 22 November 2004 in relation to the Offer.

8.1 Scope of advice

This Taxation Letter is based on the documents referred to in this Prospectus and provides a summary of the principal Australian income tax and GST consequences arising from the acquisition, holding and sale of:

- RES by a RES Holder;
- Preference Shares by a RES Holder whose RES are Exchanged into Preference Shares; and
- Ordinary Shares by a RES Holder whose RES are Converted into Ordinary Shares.

This Taxation Letter deals with the position of RES Holders who hold RES, Preference Shares or Ordinary Shares on capital account for tax purposes. This Taxation Letter does not deal with the position of RES Holders who hold RES, Preference Shares or Ordinary Shares for resale at a profit, or as trading stock as part of a securities trading business.

The information contained in this Taxation Letter is of a general nature only and does not constitute taxation advice to any particular investor. It does not attempt to address all of the taxation consequences that may be relevant to investors. Potential investors should seek independent taxation advice for their own particular circumstances.

All legislative references in this Taxation Letter are to provisions of the Income Tax Assessment Act 1936 (Cwlth) and to the provisions of the Income Tax Assessment Act 1997 (Cwlth) (each, the Act). The capitalised words and expressions in this letter have the same meaning as in this Prospectus unless indicated otherwise.

This Taxation Letter is based on the Australian income tax and GST laws applicable as at the date of this Taxation Letter.

Level 60 Governor Phillip Tower 1 Farrer Place Sydney NSW 2000 Australia **T +61 2 9296 2000**
DX 113 Sydney ABN 22 041 424 954 syd@mallesons.com www.mallesons.com **F +61 2 9296 3999**

8.2 Reset Exchangable Securities

RES will be both traditional securities as defined in section 26BB of the Act and assets for the purposes of the CGT provisions of the Act.

8.2.1 Interest Payments

Interest Payments will be assessable income in the tax year in which they are received or credited to the account of the RES Holder.

Interest Payments will be non-share dividends which may be franked. To the extent that an Interest Payment is franked, the amount of the franking credit attaching to the Interest Payment will also be included in the assessable income of the RES Holder. A RES Holder will generally be entitled to a tax offset (that is, a tax rebate) equal to the amount of the franking credit.

RES Holders who are individuals or complying superannuation funds (but not RES Holders who are companies) may be entitled to a refund of tax if the amount of the tax offset exceeds the RES Holder's net liability (excluding the amount of the tax offset) to income tax for that tax year.

RES Holders who are companies will be entitled to a credit in their franking account equal to the amount of the franking credit.

In the absence of being required to make related payments, for a RES Holder to qualify for the above franking benefits, the RES Holder must hold the RES 'at risk' for a minimum number of days during a defined period (called a primary qualification period).

The minimum number of days for ordinary shares is 45 days and, for preference shares, 90 days. Although the Act is not clear, we believe that the minimum number of days for RES is 90 days. That is, the RES Holder must hold the RES 'at risk' for 90 days during the primary qualification period beginning on the day after the day on which the RES Holder acquired the RES and ending on the 90th day after the day on which RES go ex-Interest Payment on ASX.

The benefits of franking may not be available if the RES Holder is under an obligation to make related payments in respect of the franked Interest Payment, or enters into arrangements to reduce the risk of loss or opportunity for gain on RES.

The Act also contains a number of anti-avoidance provisions which seek to deny the benefit of franking if the Commissioner of Taxation considers the arrangements to constitute 'streaming' of franking credits. In our view, these provisions will not apply.

8.2.2 Sale or Redemption for cash

If RES are sold or Redeemed for cash, an assessable gain may arise according to section 26BB if the cost of RES is less than the proceeds of sale or the Redemption Amount. If the proceeds of sale or the Redemption Amount is less than the cost of RES, that difference will generally be deductible according to section 70B of the Act. The cost base of RES will generally be the amount paid on issue which is the Issue Price or purchase of RES plus the costs of acquisition which are not otherwise deductible.

The amount of any capital gain arising from the sale of RES or Redemption for cash will be reduced by the amount included in the RES Holder's assessable income under the traditional securities provisions.

8.2.3 Conversion into Ordinary Shares

If RES are Converted, any gain or loss on Conversion will be ignored for the purposes of both the traditional securities and CGT provisions.

8.2.4 Exchange into Preference Shares

If RES are Exchanged then, although the matter is not free from doubt, an assessable gain may arise according to section 26BB of the Act if the market value of the Preference Shares issued on Exchange exceeds the cost of the RES. If the market value of the Preference Shares issued on Exchange is less than the cost of RES, that difference will generally be deductible according to section 70B of the Act. The cost base of RES will generally be the amount paid for the issue or purchase of RES plus the costs of acquisition which are not otherwise deductible.

The amount of any capital gain arising from the disposal of RES on Exchange will be reduced by the amount included in the RES Holder's assessable income under the traditional securities provisions.

8.3 Preference Shares

Preference Shares will not be traditional securities as defined in section 26BB of the Act, but will be assets for the purposes of the CGT provisions of the Act.

For RES Holders who are issued Preference Shares as a result of Exchange, the cost base for each Preference Share for CGT purposes will be the sum of:

- the cost base of RES at the time of Exchange; and
- the amount by which any capital gain arising upon Exchange was reduced by an amount included in assessable income under the traditional securities provisions.

For Preference Shareholders who acquire the Preference Shares on market, the cost base will generally be the amount paid for the purchase of the Preference Shares plus the costs of acquisition which are not otherwise deductible.

8.3.1 Dividends

Dividends will be assessable income in the tax year in which they are received or credited to the account of the Preference Shareholder.

To the extent that a Dividend is franked, the amount of the franking credit attaching to the Dividend will also be included in the assessable income of the Preference Shareholder. A Preference Shareholder will generally be entitled to a tax offset (that is, a tax rebate) equal to the amount of the franking credit.

Preference Shareholders who are individuals or complying superannuation funds (but not Preference Shareholders who are companies) may be entitled to a refund of tax if the amount of the tax offset exceeds the Preference Shareholder's net liability (excluding the amount of the tax offset) to income tax for that tax year.

Preference Shareholders who are companies will be entitled to a credit in their franking account equal to the amount of the franking credit.

In the absence of being required to make related payments, for a Preference Shareholder to qualify for the above franking benefits, the Preference Shareholder must hold the Preference Shares 'at risk' for a minimum number of days during a primary qualification period. The minimum number of days for preference shares is 90 days. That is, the Preference Shareholder must hold the Preference Shares 'at risk' for 90 days during the primary qualification period beginning on the day after the day on which the Preference Shareholder acquired the Preference Shares (including because of Exchange) and ending on the 90th day after the day on which the Preference Shares go ex-Dividend on ASX.

The benefits of franking may not be available if the Preference Shareholder is under an obligation to make related payments in respect of the franked Dividend, or enters into arrangements to reduce the risk of loss or opportunity for gain on Preference Shares.

8.3.2 Sale for cash

If Preference Shares are disposed of for cash, a capital gain may arise if the cost base of the Preference Shares is less than the consideration received in relation to the disposal. If the consideration is less than the cost base, that difference will generally give rise to a capital loss.

For Preference Shareholders who are individuals or trustees of trusts, the capital gain (net of any available capital losses) is reduced by one-half if the Preference Shares have been held for at least 12 months and are not disposed of under an agreement made within 12 months of acquisition. For complying superannuation funds, the capital gain is reduced by one-third if the same conditions are satisfied. The acquisition date for this purpose will be the date of issue of the Preference Shares if they are acquired upon an Exchange.

8.3.3 Redemption for cash

A Preference Share can only be Redeemed from the proceeds of a fresh issue of shares by IAG or out of profits of IAG. If the Redemption Amount is sourced out of a fresh issue of shares by IAG, the tax consequences will generally be the same as a sale. If the Redemption Amount is sourced out of profits, that Redemption Amount will be an assessable dividend.

The source from which a Redemption of Preference Shares will be made will be within the control of IAG.

8.3.4 Conversion into Ordinary Shares

If Preference Shares are Converted, any gain or loss on Conversion will be ignored for CGT purposes.

8.4 Ordinary Shares

Ordinary Shares will not be traditional securities as defined in section 26BB of the Act, but will be assets for the purposes of the CGT provisions of the Act.

For Ordinary Shareholders who acquire Ordinary Shares upon Conversion of RES or Preference Shares, the cost base for the RES or Preference Shares will be spread over the Ordinary Shares acquired upon Conversion.

8.4.1 Dividends

The treatment of dividends from Ordinary Shares will generally be the same as that discussed above for Dividends from Preference Shares, except that the minimum holding period for ordinary shares is 45 days with the primary qualification period beginning on the day after the day on which the Ordinary Shareholder acquired the Ordinary Shares (including because of Conversion) and ending on the 45th day after the day on which Ordinary Shares go ex-Dividend on ASX.

8.4.2 Sale for cash

If Ordinary Shares are sold for cash, a capital gain may arise if the cost base of Ordinary Shares is less than the consideration received in relation to the sale. If the consideration is less than the cost base, that difference will generally give rise to a capital loss.

For Ordinary Shareholders who are individuals or trustees of trusts, the capital gain (net of any available capital losses) is reduced by one-half if the Ordinary Shares have been held for at least 12 months and are not disposed of under an agreement made within 12 months of acquisition. For complying superannuation funds, the capital gain is reduced by one-third if the same conditions are satisfied. The acquisition date for this purpose will be the Realisation Date if Ordinary Shares are acquired upon Conversion of RES, or the Preference Share Exchange Date if Ordinary Shares are acquired upon Conversion of Preference Shares.

8.5 Pay-As-You-Go withholding tax

RES Holders and Preference Shareholders may, if they choose, notify the Issuer or IAG of their TFN, ABN or a relevant exemption number.

In the event that the Issuer or IAG is not so notified, tax will be automatically deducted from Interest Payments or Dividends at the current rate of 48.5% of the gross cash Interest Payment or Dividend.

The requirement to withhold tax will continue until such time as the relevant TFN, ABN or exemption number is given to the Issuer or IAG. RES Holders and Preference Shareholders will be entitled to claim an income tax credit or refund (as applicable) in respect of any tax that is withheld in this manner in their income tax returns.

8.6 GST

RES Holders should not be liable for GST in respect of applying for RES or on Redemption, Conversion or Exchange.

Yours sincerely

Michael Clough
Partner

Summary of important documents

Section 9

This Section summarises the important documents relating to the rights and liabilities of RES. The RES Terms and the Preference Share Terms are not summarised in this Section.

9.1 Rights and liabilities of RES

The rights and liabilities of RES are contained in the Trust Deed which incorporates as schedule 1 the RES Terms and as schedule 2 the Preference Share Terms.

Rights and liabilities attaching to RES may also arise under the Corporations Act, Listing Rules and other laws. These are not covered in this summary, except where expressly indicated.

As RES may Convert into Ordinary Shares, a summary of the rights and obligations attaching to Ordinary Shares is provided in Section 10.9.

9.2 Summary of the Trust Deed

The parties to the Trust Deed are the Issuer, IAG, IAG Portfolio and the Trustee.

9.2.1 Summary

The Trust Deed contains the terms and conditions on which:

- the Issuer issues RES;
- IAG Portfolio provides a guarantee in respect of the Issuer's payment obligations under RES;
- the Trustee agrees to act as trustee for the benefit of RES Holders;
- each of the Issuer and IAG Portfolio provides security for their payment obligations in respect of RES; and
- amounts owing to RES Holders are settled by payment to RES Holders or to the Trustee.

9.2.2 Security arrangements

The Trustee is required to hold the benefit of the security provided under the Trust Deed for the secured creditors of the Issuer, the RES Holders, the Trustee and certain service providers in relation to RES and the Portfolio (Secured Creditors). The Trustee has no obligation to Secured Creditors who are not RES Holders other than to apply money it receives in respect of the Charge and Mortgage according to the Trust Deed.

The Issuer grants to the Trustee a fixed charge over its right, title and interest in the PMA and certain intra-group receivables (Charge). IAG Portfolio grants to the Trustee a mortgage over the Portfolio and a floating charge over its rights, property and undertaking (Mortgage). The Charge and the Mortgage are both granted as security for amounts owing in connection with RES under the Trust Deed to the Secured Creditors. Both the Charge and the Mortgage extend only to property which is acquired after the date of the Trust Deed and exclude certain real property acquired after that date.

Although IAG is a party to the Trust Deed, it does not provide any guarantee or other credit support under the arrangements established to issue RES.

9.2.3 Limited recourse of the Trustee

The liability of each of the Issuer and IAG Portfolio is limited to the property which has been charged or mortgaged (as the case may be), so that the Trustee may not seek to recover shortfalls owing to it by the Issuer or IAG Portfolio over and above the value of that property. The amount which is secured by the Charge and the Mortgage is limited in each case to $600 million.

9.2.4 Rights and obligations of the Trustee

The rights and obligations of the Trustee are set out in the Trust Deed.

The Trust Deed also limits the responsibility and liability of the Trustee under the Transaction Documents to the amounts available to it as Trustee, except in circumstances where it has acted negligently or fraudulently, or where there has been a gross or wilful breach of its obligations under the Transaction Documents.

9.2.5 Removal and resignation of the Trustee

The Issuer may remove the Trustee by giving not less than 30 days notice in writing. Where the Trustee has failed to perform any obligations under the Transaction Documents, within 14 days from delivery of notice requiring remedy, the Issuer may immediately remove the Trustee by giving notice in writing.

The Trustee may retire as Trustee by giving the Issuer not less than 30 days notice in writing. The Trustee must immediately retire if an insolvency event has occurred in respect of it in its personal capacity.

However, the Trustee's appointment will not cease until an approved replacement trustee has been appointed by the Issuer.

Where after 60 days notice of removal or retirement, the Issuer has not appointed a replacement trustee, the Trustee may nominate a replacement.

9.2.6 Fees and indemnities

IAG must pay to the Trustee such fees as agreed between them.

The Issuer, IAG and IAG Portfolio each indemnifies the Trustee against liabilities, costs and expenses incurred in exercising its powers as Trustee, other than in relation to certain taxes on the Trustee's remuneration or in

circumstances where the Trustee has acted negligently or fraudulently or where there has been a gross or wilful breach of its obligations under the Transaction Documents.

9.2.7 Events of Default

An Event of Default occurs if:

- the Issuer or IAG Portfolio fails to pay any amount due and payable on RES or other amounts owing under the Transaction Documents within 20 Business Days of the due date of payment;
- any of a number of defined insolvency-related events occur in respect of the Issuer or IAG Portfolio, including certain enforcement action being taken in relation to the property which is charged under the Charge and the Mortgage;
- any Transaction Document ceases to be effective according to its terms; or
- any of the representations and warranties made by the Issuer or IAG Portfolio in a Transaction Document is incorrect or misleading when made or taken to be made.

9.2.8 Consequences of an Event of Default

If an Event of Default occurs, then the Charge and the Mortgage become enforceable. The Trustee may then take any enforcement action available to it as a mortgagee or chargee, including appointing a receiver, provided that any action it takes is consistent with the RES Terms. No payments may be accelerated where it would result in amounts falling due earlier than provided for under RES (for example, no enforcement action may be taken where Conversion would otherwise take place on the occurrence of a Trigger Event).

The RES Holders are not entitled to enforce the Charge or Mortgage or take separate action against the Issuer.

9.2.9 Application of moneys

The parties to the Trust Deed agree that any amounts received in respect of property which is the subject of the Charge or the Mortgage (including where recovered on enforcement) must be applied as follows:

- any amounts received in respect of income from the Portfolio must be applied in the following order of priority:
  - to pay amounts owing to the Trustee and certain service providers;
  - to pay any remuneration owing to a receiver appointed to the Issuer by the Trustee;
  - to pay amounts owing in respect of Interest Payments to RES Holders or the Trustee;
  - other than on the date of any Conversion, Redemption or Exchange, to the extent that the Portfolio Principal Balance is less than the aggregate Issue Price of RES on issue (Portfolio Deficit) to IAG Portfolio for investment in the Portfolio until there is no longer a Portfolio Deficit;
  - on the date of any Redemption, Conversion or Exchange, to pay the Redemption Amount to RES Holders (or in the case of a Conversion or Exchange, to IAG in respect of the relevant Ordinary Share Issue Price or Preference Share Issue Price); and
  - any remaining amount is to be paid to the Issuer or IAG Portfolio or any other Secured Creditor with rights over that property;
- any amounts received in respect of proceeds from the Portfolio must be applied in the following order of priority:
  - to pay unpaid amounts owing to the Trustee and certain service providers;
  - to pay any unpaid remuneration owing to a receiver appointed to the Issuer by the Trustee;
  - to pay the Redemption Amounts to RES Holders (or in the case of a Conversion or Exchange, to IAG in respect of the relevant Ordinary Share Issue Price or Preference Share Issue Price);
  - to pay amounts owing in respect of Interest Payments to RES Holders or the Trustee; and
  - any remaining amount is to be paid to the Issuer or IAG Portfolio or any other Secured Creditor with rights over that property.

Receipt by the Trustee of the proceeds of realisation of the Portfolio satisfies any rights the RES Holder or the Trustee has against the Issuer or IAG Portfolio in respect of payment obligations owed to RES Holders.

9.2.10 Statutory obligations of the Issuer, IAG Portfolio and the Trustee

The Trust Deed describes the statutory obligations of the Issuer, IAG Portfolio and the Trustee according to chapter 2L of the Corporations Act in relation to offers of debentures.

9.2.11 Power to amend Trust Deed

The Issuer and the Trustee may jointly amend the Trust Deed at any time, by written agreement:

- if the Issuer and the Trustee believe the amendment is formal or technical, made to cure ambiguity or errors, expedient to enable RES to be listed or retain listing on a stock exchange and not considered by the Trustee to be materially prejudicial to RES Holders' interests as a whole, necessary to comply with the provision of any

statute or requirement of a statutory authority, or to evidence the succession of another person to the Issuer;

- if such amendment is authorised by a Special Resolution; and
- in any case, where such amendment is considered by the Trustee not to be materially prejudicial to the interests of RES Holders as a whole.

9.3 Summary of the PMA

9.3.1 Summary

The parties to the PMA are the Issuer, IAG, IAG Portfolio, the Portfolio Manager, the Trustee and the Custodian.

The PMA contains the terms and conditions on which:

- the Issuer, IAG Portfolio and the Trustee appoint IAG AM as Portfolio Manager to manage and invest the Portfolio;
- the Issuer, IAG Portfolio and the Trustee appoint the Custodian to make payments from Net Portfolio Income on an Interest Payment Date and to transfer some or all of the Portfolio to the Trustee on a Realisation Date;
- payments in respect of RES are to be settled; and
- IAG will pay amounts to the Portfolio in certain circumstances.

9.3.2 Obligations and powers of the Portfolio Manager

IAG AM's responsibilities as Portfolio Manager include (but are not limited to):

- investing the gross proceeds of the loan from IAL into the Portfolio and managing and investing the Portfolio according to the Investment Mandate;
- in each Interest Period, using reasonable efforts to realise Net Portfolio Income at least equal to the aggregate Interest Payment due to be paid at the end of that Interest Period;
- doing all things reasonably within its power to maintain an Australian Bond Fund Rating on the Portfolio of 'AAAf' by S&P and to maintain the capability requirements prescribed by S&P for a portfolio manager of a 'AAAf' portfolio; and
- acting on the instructions of the Trustee, if it has been notified of Enforcement of Security, or otherwise, the Trustee and IAG Portfolio.

Subject to certain limitations, the Portfolio Manager has power to do all things necessary for it to carry out its role as Portfolio Manager.

9.3.3 Obligations and powers of the Custodian

The Custodian's responsibilities as the Custodian include (but are not limited to):

- holding the Portfolio for the Issuer, IAG Portfolio and the Trustee;
- maintaining a bank account into and out of which payments in respect of RES and the Portfolio are made;
- on each Interest Payment Date (except for an Interest Payment Date which is also a Realisation Date), paying Net Portfolio Income to RES Holders;
- on each Realisation Date, transferring the Portfolio or a proportion of the Portfolio (calculated on the basis of the fair market value of the Portfolio Assets) if not all RES are being Redeemed, Converted or Exchanged on the relevant Realisation Date, to the Trustee; and
- acting on the instructions of the Trustee or (unless the Custodian has been notified of Enforcement of Security) the Portfolio Manager.

9.3.4 Fees and indemnities of the Portfolio Manager and the Custodian

The Portfolio Manager and the Custodian may each be paid a fee as agreed between either of them and the parties to the PMA. This fee is not payable out of the Portfolio.

Neither the Portfolio Manager nor the Custodian has a right of indemnity or reimbursement for any costs, expenses or liabilities from the Portfolio or any lien over the Portfolio for any amounts owing to either of them or otherwise.

Neither the Portfolio Manager nor the Custodian has any liability to any party in connection with the performance of its obligations under the PMA, other than in the case of fraud, wilful misconduct or negligence. The liability of the Portfolio Manager and the Custodian is limited to the maximum extent permitted under law.

9.3.5 Retirement, removal and replacement of the Portfolio Manager and the Custodian

The Trustee may, or, if no Event of Default is subsisting, the Issuer, IAG Portfolio and the Trustee acting jointly may, remove the Portfolio Manager or Custodian by giving 20 Business Days notice (or five Business Days notice if the Portfolio Manager or Custodian is in default under the PMA).

The Portfolio Manager or Custodian may retire by giving 20 Business Days notice in writing to the Issuer, IAG Portfolio and the Trustee.

If the Portfolio Manager or Custodian is removed or retires, then that removal or retirement is not effective until a replacement Portfolio Manager or Custodian (as the case may be) has been appointed.

A replacement Portfolio Manager or Custodian may be appointed by the Trustee or, if no Event of Default is subsisting, by the Issuer, IAG Portfolio and the Trustee acting jointly.

9.3.6 Investment Mandate

The Portfolio Manager must invest and manage the Portfolio according to the Investment Mandate.
The Investment Mandate states that the Portfolio may only consist of Eligible Assets and must, as a whole, comply with the Portfolio Parameters.

9.3.6.1 Eligible Assets

Eligible Assets are:

- Eligible Securities, which are:
  - debt obligations;
  - denominated in Australian dollars;
  - issued by a party rated 'A-1' by S&P or better or are themselves rated 'A-1' by S&P or better;
  - not guaranteed or issued by any IAG Entity;
  - of a maximum term to maturity from the date of inclusion in the Portfolio of 120 days;
  - not convertible into an instrument or asset which does not meet the above criteria; and
  - in either bearer or registered form, whether or not lodged in the Austraclear System;
- cash, including the credit balance of the Custodian Bank Account and overnight or 24 hour call deposits with ADIs with a short term credit rating of at least 'A-1' by S&P (Cash); and
- the Interest Rate Floor.

9.3.6.2 Portfolio Parameters

Except as permitted in Section 9.3.6.3, the Portfolio must at any time meet the following criteria:

- the aggregate purchase price of all Eligible Assets which are rated 'A-1' by S&P must not exceed 25% of the Portfolio Principal Balance;
- the aggregate purchase price of all Eligible Assets of an obligor that is a single state government issued or guaranteed entity must not exceed 50% of the Portfolio Principal Balance;
- the aggregate purchase price of all Eligible Assets of an obligor that is not a single state government issued or guaranteed entity which has a short term credit rating of 'A-1+' by S&P must not exceed 33% of the Portfolio Principal Balance;
- the aggregate purchase price of all Eligible Assets of an obligor that is not a single state government issued or guaranteed entity which has a short term credit rating of 'A-1' by S&P must not exceed 10% of the Portfolio Principal Balance; and
- the aggregate purchase price of all Eligible Assets at any time which meet the following criteria must in aggregate be no less than 50% of the Portfolio Principal Balance;
  - Cash;
  - securities issued or guaranteed by the Commonwealth of Australia;
  - securities issued by a central borrowing authority of a state or territory of the Commonwealth of Australia; or
  - securities issued, drawn, accepted or endorsed by ADIs rated 'A-1+' and 'A-1' by S&P (with the exception of ADIs rated 'A-1' by S&P (and on creditwatch) with negative implications).

9.3.6.3 Ceasing to be an Eligible Asset

If a Portfolio Asset ceases to be an Eligible Asset, the Portfolio Manager must sell or dispose of that Portfolio Asset within 30 days of it ceasing to be an Eligible Asset and reinvest the proceeds from that sale or disposal in one or more other Eligible Assets.

If the Portfolio Manager does not sell or dispose of a Portfolio Asset as required, that Portfolio Asset is deemed to:

- have been sold for nil consideration; and
- no longer be a Portfolio Asset for the purpose of calculating the Portfolio Principal Balance,

and the Portfolio Principal Balance will be reduced accordingly.

9.3.6.4 Credit ratings

For the purposes of the Investment Mandate, if at any time, any security or obligor is put on credit watch negative by S&P and the relevant security has a remaining term to maturity of more than 30 days from that time, then that security or obligor will be deemed to have the next lowest rating according to S&P's relevant rating scale.

9.3.7 Payments from, and transfers of, the Portfolio

On an Interest Payment Date (other than an Interest Payment Date which is a Realisation Date with respect to RES which are being Redeemed, Converted or Exchanged on that date), the Custodian must apply the Net Portfolio Income for that date according to the following order of payment:

- first, in payment of any costs of the Trustee, the Registry or the Custodian outstanding on that date;

- second, in payment of any Interest Payments due (either to the Registry, or if an Event of Default has occurred to, or as directed by, the Trustee on behalf of RES Holders);
- third, to the extent of any Portfolio Deficit, to IAG Portfolio for investment in the Portfolio until there is no longer a Portfolio Deficit; and
- fourth, any remaining amount to IAG Portfolio, or as IAG Portfolio directs it to be paid.

On a Realisation Date, if all RES are being Redeemed, Converted or Exchanged on that date, the Custodian must transfer the Portfolio to the Trustee. If not all RES are being Redeemed, Converted or Exchanged on that date, the Custodian must transfer the proportion of the Portfolio (calculated on the basis of the fair market value of the Portfolio Assets) which corresponds to the proportion of RES which are being Redeemed, Converted or Exchanged.

The Portfolio Manager (or if an Event of Default has occurred, the Trustee or a receiver appointed by it) will then realise the Portfolio Assets and the proceeds will be paid to the credit of an account with an ADI in the name of the Trustee and the Trustee must then apply the proceeds according to the Trust Deed.

9.3.8 Settlement of obligations on RES

On an Interest Payment Date (other than an Interest Payment Date which is a Realisation Date), if the Custodian applies the Net Portfolio Income according to the PMA, the parties to the PMA agree that the application satisfies:

- any right the Issuer has against an IAG Entity to receive an amount equal to the aggregate Interest Payment due on that date (as may have been agreed between them);
- any right the Trustee or a RES Holder has against the Issuer or IAG Portfolio in respect of the Interest Payment due on that date; and
- any right the Issuer or IAG Portfolio has against the Custodian in respect of the Net Portfolio Income.

On a Realisation Date, if the Trustee receives the proceeds of realisation of the Portfolio into the Realisation Account, the parties to the PMA agree that, to the extent of the receipt, this satisfies:

- any right the Issuer has against any IAG Entity to receive an amount equal to the aggregate Interest Payments or the Net Portfolio Proceeds due on that date; and
- any right the RES Holders or the Trustee has against the Issuer or IAG Portfolio in respect of the Interest Payment or the Redemption Amount due on RES being Redeemed, Converted or Exchanged on that date.

9.3.9 Payment into the Portfolio by IAG

IAG agrees that:

- if, because the Portfolio Manager breaches its obligations under the PMA, there is insufficient Net Portfolio Income to pay Interest Payments or insufficient Net Portfolio Proceeds to pay Redemption Amounts, then it will pay an amount into the Portfolio sufficient to ensure that RES Holders receive the full amount of the Interest Payment or Redemption Amount due on the relevant day; and
- if an Interest Payment is unable to be 100% franked and there is insufficient Net Portfolio Income to pay a grossed-up Interest Payment, without IAG paying an amount into the Portfolio, then it will pay an amount into the Portfolio to enable there to be sufficient Net Portfolio Income to pay the grossed-up Interest Payment.

9.4 Interest Rate Floor

According to the Interest Rate Floor, on each Interest Payment Date, if IAG Portfolio has insufficient Net Portfolio Income to pay the aggregate Interest Payment then due on RES (Shortfall), IAL will be required to pay IAG Portfolio the lesser of the Shortfall and:

- for the first Interest Payment Date only, an amount calculated by applying to the daily weighted average of the Portfolio Principal Balance the rate by which the Bank Bill Rate is less than the rate specified to apply to RES for the first Interest Period; and
- for each succeeding Interest Payment Date, an amount calculated by applying to the daily weighted average of the Portfolio Principal Balance the rate by which the Bank Bill Rate is less than the floor rate.

The 'floor' rate is calculated by reference to the RES Margin and the Tax Rate and so it will change while RES are on issue with any changes in the RES Margin or the Tax Rate. Based on the RES Initial Margin and the Tax Rate, this occurs when the Bank Bill Rate falls below the 'floor' rate of 2.80% per annum. The 'floor' rate will change if the RES Margin or Tax Rate change.

9.5 Summary of the Offer Management Agreement

The Issuer, IAG and the Lead Manager & Bookrunner entered into the Offer Management Agreement on 22 November 2004. According to the Offer Management Agreement, the Issuer and IAG have appointed the Lead Manager & Bookrunner as the exclusive lead manager and bookrunner for the Offer.

According to the Offer Management Agreement, the Lead Manager & Bookrunner agreed to conduct the Bookbuild in consultation with the Issuer and IAG for the purpose, among other things, of setting the RES Initial Margin and determining the allocations to institutional investors, Senior Co-Managers, Co-Managers and Participating Brokers.

The Offer Management Agreement contains various representations and warranties, and imposes various obligations on each of the Issuer and IAG, including representations, warranties and undertakings to ensure that this Prospectus complies with the Corporations Act and other applicable laws, and to conduct the Offer according to the agreed timetable, the Trust Deed, the Listing Rules, this Prospectus and other applicable laws and requirements of ASIC or ASX.

The Offer Management Agreement provides that neither the Issuer nor IAG may, without the Lead Manager & Bookrunner's consent, issue, agree to issue or announce any issues of RES or securities convertible or exchangeable into RES or grant any person a right to subscribe for or be issued any such notes or securities, for a period of 90 days after the Issue Date.

The Lead Manager & Bookrunner may terminate its obligations according to the Offer Management Agreement on the occurrence of a number of customary termination events, including market changes and material adverse changes affecting certain entities within the Group, ASIC stop orders, ASX refusal to admit the Issuer to the ASX official list, credit rating downgrade of IAL or the RES, a supplementary prospectus is required but fails to be lodged, any person withdraws their consent to be named in this Prospectus, the Issuer withdraws the Prospectus or Offer, trading of ordinary shares is halted or quotation of ordinary shares is suspended for a certain period of time. If this occurs, the Lead Manager & Bookrunner will no longer be the Lead Manager & Bookrunner and it will not be obliged to provide settlement support for the Bookbuild. In addition, the obligations of the Institutional Investors, Senior Co-Managers, Co-Managers and Participating Brokers may, by the terms of the invitation to participate in the Bookbuild, terminate their obligations according to the Bookbuild.

The Issuer and IAG have agreed to indemnify the Lead Manager & Bookrunner and parties affiliated with it against claims, demands, damages, losses, costs, charges, expenses and liabilities in connection with the Offer, and certain other things related to that Offer other than where these are finally judicially determined to result from any fraud, recklessness, wilful misconduct, gross negligence or material breach of the Offer Management Agreement by the indemnified party.

9.5.1 Settlement support

The Lead Manager & Bookrunner has agreed to provide settlement support for part of the Offer. As part of that settlement support, the Lead Manager & Bookrunner has agreed to pay, or procure payment of, the aggregate amount of the Issue Price of RES allocated to institutional investors, Senior Co-Managers, Co-Managers and Participating Brokers through the Bookbuild.

9.5.2 Fees

According to the Offer Management Agreement, the Lead Manager & Bookrunner will receive a combined management, discretionary performance and institutional selling fee of up to 1.50% of the gross proceeds raised through the Offer. Senior Co-Managers, Co-Managers and Participating Brokers will receive a retail selling fee of up to 1.00% of the RES allocated to Senior Co-Managers, Co-Managers and Participating Brokers through the Bookbuild.

9.6 Stamping fee

A stamping fee of 1.00% will be payable by the Issuer to any broker who stamps the blue Application Form for the General Offer on behalf of their clients who successfully apply for RES through the General Offer.

Section 10

You should be aware of a number of other matters that may not have been addressed in detail elsewhere in this Prospectus.

These include the availability of certain relevant documents, the consents of advisers whose statements have been included in this Prospectus and their interest in the Offer, the disclosure of Directors' and IAG Directors' interests and the concessions that regulators have granted to the Issuer and IAG in respect of the Offer.

10.1 Information, disclosure and availability

10.1.1 Availability of IAG information

IAG is a disclosing entity under the Corporations Act and is therefore subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules.

In particular, IAG has an obligation under the Listing Rules (subject to certain exceptions) to notify ASX immediately of any information of which it is, or becomes, aware concerning IAG which a reasonable person would expect to have a material effect on the price or value of RPS1, RPS2 or Ordinary Shares. That information is available on the public file at ASX.

IAG is also required to prepare and lodge with ASIC both yearly and half yearly financial statements accompanied by an IAG Director's statement and report, with an audit or review report.

Copies of these documents lodged with ASIC may be obtained from or inspected at an ASIC office and on the IAG website at www.iag.com.au.

10.1.2 Accessing information about RES or Preference Shares

The Issuer is required to provide RES Holders with a Holding Statement when RES are issued and a periodic statement for each reporting period.

The Issuer has undertaken to provide a copy of the following documents free of charge to any person who requests a copy during the Offer Period:

- the financial statements of IAG for the year ended 30 June 2004 (being the most recent annual financial report lodged with ASIC before the lodgement of this Prospectus);
- any other document or financial statement lodged by IAG with ASIC or ASX under the continuous disclosure reporting requirements in the period after the lodgement of the financial statements of IAG for the year ended 30 June 2004 and before lodgement of this Prospectus with ASIC;
- IAG's constitution and the Issuer's constitution; and
- the Trust Deed.

These documents may be obtained by request from the Registry at the address on the inside back cover of this Prospectus. However, the above documents do not form part of this Prospectus.

10.2 Consents

Each director of the Issuer has given, and not withdrawn, their consent to the lodgement of this Prospectus with ASIC.

Each of the parties (referred to as Consenting Parties), who are named below:

(a) has not made any statement in this Prospectus or any statement on which a statement made in this Prospectus is based, other than as specified in paragraphs (d) to (f) below;

(b) to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any statements or omissions from this Prospectus, other than the reference to its name and statements or reports included in this Prospectus with the consent of that Consenting Party;

(c) has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named;

(d) IAG has given and has not before lodgement of this Prospectus with ASIC, withdrawn its written consent to the inclusion of statements or information by or on IAG or the Group in the form or context in which they appear;

(e) in the case of Mallesons Stephen Jaques, have given and have not, before the lodgement of this Prospectus with ASIC, withdrawn their written consent to the inclusion of the Taxation Letter in the form and context in which it appears in Section 8; and

(f) in the case of S&P, has given, and has not, before lodgement of this Prospectus with ASIC, withdrawn its consent to inclusion of the statements in this Prospectus as they relate to various of its ratings and to being named in this Prospectus in the form and context to which it is so named:

Role	Consenting Parties
Lead Manager & Bookrunner	UBS AG, Australia Branch
Senior Co-Managers	Citigroup Global Markets Australia Pty Limited Goldman Sachs JBWere Pty Limited Macquarie Equities Limited Ord Minnett Limited UBS Private Clients Australia Limited
Co-Managers	Bell Potter Securities Limited Commonwealth Securities Limited Deutsche Securities Australia Limited Grange Securities Limited Tricom Equities Limited
Legal and tax advisers	Mallesons Stephen Jaques
Auditor	KPMG
Registry	Computershare Investor Services Pty Limited
Trustee	Permanent Trustee Company Limited
Custodian	National Australia Bank Limited
S&P	Standard & Poor's (Australia) Pty Limited
Portfolio Manager	IAG Asset Management Limited

10.3 Interests of advisers

UBS AG, Australia Branch has acted as Lead Manager & Bookrunner, in respect of which it will receive the fees set out in Section 9.5.2.

Citigroup Global Markets Australia Pty Limited; Goldman Sachs JBWere Pty Limited; Macquarie Equities Limited; Ord Minnett Limited and UBS Private Clients Australia Limited, are acting as Senior Co-Managers.

Bell Potter Securities Limited; Commonwealth Securities Limited; Deutsche Securities Australia Limited; Grange Securities Limited and Tricom Equities Limited, are acting as Co-Managers.

The Lead Manager & Bookrunner will be responsible for fees payable to each Senior Co-Manager and Co-Manager as set out in Section 9.5.2.

Mallesons Stephen Jaques have acted as legal and tax advisers to the Issuer in relation to the Offer and have performed work in relation to preparing the due diligence and verification programme, performing due diligence required on legal matters and tax advice and preparing the Taxation Letter included in Section 8. In respect of this work, the Issuer estimates that it will pay approximately $2,000,000 (excluding disbursements and GST) to Mallesons Stephen Jaques. Further amounts may be paid to Mallesons Stephen Jaques according to their normal time-based charges.

KPMG have acted as the auditor for IAG and will be the auditor of the Issuer, and KPMG Transaction Services performed professional services to assist management in its due diligence inquiries on financial matters. The Issuer estimates that it will pay approximately $300,000 (excluding disbursements and GST) to KPMG and KPMG Transaction Services. Further amounts may be paid to KPMG and KPMG Transaction Services according to their normal time-based charges.

10.4 Interests of directors

No shares or other securities in the Issuer are held by the Directors or any directors of IAG.

The table below sets out interests in Ordinary Shares held by the Directors as at the date of this Prospectus. None of the persons listed below hold any RPS1 and/or RPS2.

Name	Ordinary Shares
Mr JA Strong[1, 2]	141,205
Ms Y Allen[2]	-
Mr JF Astbury[2]	28,335
Mr GA Cousins[2]	168,252
Mr ND Hamilton[2]	65,277
Mr RA Ross[1, 2]	142,610
Mr MJ Hawker[1, 2]	188,919
Mr G Venardos[1]	12,565
Mr M Woods[1]	14,184

Notes:
1 Director.
2 IAG Director.

Mr RA Ross is an executive director of Macquarie Bank Limited, whose related corporation is a Co-Manager to the Offer.

Except as set out above, no Director or IAG Director or proposed Director, or proposed IAG Director, nor any firm in which any Director or IAG Director or proposed Director or proposed IAG Director is a partner, has, or has had in the two years before lodgement of this Prospectus with ASIC, any interest in:

- the formation or promotion of the Issuer;
- the Offer; or
- any property acquired or proposed to be acquired by the Issuer in connection with its formation or promotion, or with the Offer.

Except as set out above, no amount (whether in cash or shares or otherwise) has been paid or agreed to be paid, nor has any benefit been given or agreed to be given, to any Director, IAG Director or proposed Director or proposed IAG Director nor any firm in which any Director, IAG Director or proposed Director or proposed IAG Director is a partner, either to induce them to become, or to qualify them as, a Director or IAG Director or otherwise for services provided by them in connection with the formation or promotion of the Issuer or with the Offer.

10.5 ASIC relief

The Issuer has received ASIC relief under section 741(1) of the Corporations Act from the operation of section 707(3) and (4) of the Corporations Act, to allow Ordinary Shares issued on Conversion of Preference Shares to be on-sold in the secondary market without additional disclosure. The Issuer has also received ASIC relief to include a Financial Services Guide in this Prospectus.

10.6 ASX relief

An application for 'in principle' relief has been made to ASX for the following confirmations or waivers:

- Listing Rule 1.1, Condition 1: a confirmation that the structure and operations of the Issuer are appropriate for a listed entity;
- Listing Rule 1.3: a confirmation that the Issuer is not an 'investment entity';
- Listing Rule 1.3.5: a confirmation that the Issuer does not need to provide the accounts and audit reports for the last three financial years or a review of the pro forma statement of financial position;
- Listing Rule 4.8: a waiver from the requirement that the Issuer give ASX the latest financial accounts of IAG (NZ) Holdings together with any auditor's reports or statements;
- Listing Rule 6.1: a confirmation that RES and Preference Shares are, in ASX's opinion, appropriate and equitable;
- Listing Rule 6.10: a confirmation that the reset provisions in the RES Terms do not contravene the requirement that an entity must not change a security holder's right to receive distributions;
- Listing Rule 6.12: a confirmation that it is appropriate and equitable that RES Holders and Preference Shareholders may be divested of securities upon Redemption, Conversion or Exchange;
- Listing Rule 7.1: relief so that IAG in calculating the number of RES that can be issued, can notionally convert the RES into Ordinary Shares at the last market price of Ordinary Shares prior to announcement of the Offer and that Exchange and Conversion will have no further impact under that Listing Rule;
- Listing Rule 10.11: a confirmation regarding the restriction on directors of, and funds under management by, the Issuer and IAG participating in the Offer and as it may apply to Conversion or Exchange; and
- Listing Rule 11: a waiver to permit the Issuer to make a significant change to the nature and scale of its activities without seeking ordinary shareholder approval consequent on Redemption, Conversion or Exchange.

10.7 Foreign selling restrictions

The distribution of this Prospectus (including an electronic copy) in jurisdictions outside Australia may be restricted by law. If you come into possession of this Prospectus in jurisdictions outside Australia, then you should seek advice on, and observe, any such restrictions. If you fail to comply with such restrictions, that failure may constitute a violation of applicable securities laws.

This Prospectus does not constitute an offer in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer. No action has been taken to register or qualify RES or the Offer or to otherwise permit a public offering of RES in any jurisdiction outside Australia.

10.7.1 United States

This Prospectus does not constitute an offer of any RES in the United States or to any US Person.

RES have not been, and will not be, registered under the US Securities Act. Therefore, RES may not be offered or sold, directly or indirectly, in the United States or to, or for the account or benefit of, US Persons except according to an available exemption from the registration requirements of the US Securities Act. Each person submitting an Application Form or otherwise purchasing RES through the Offer will be deemed to have:

(a) acknowledged that RES have not been, and will not be, registered under the US Securities Act, and may not be offered, sold or resold in the United States or for the account or benefit of a US Person except in accordance with an available exemption from registration; and

(b) represented, warranted and agreed as follows:

   (i) it is not in the United States or a US Person and is not acting for the account or benefit of a US Person;

(ii) it is not engaged in the business of distributing RES, or, if it is, it will not offer, sell or resell in the United States or to any US Person any RES it acquires:
   (A) under or according to the Offer; or
   (B) other than under or according to the Offer until the end of 40 days after the date on which RES are Allocated under the Offer (other than by way of ordinary brokerage transactions on ASX where neither the seller nor any person acting on its behalf knows, or has reason to know, that the sale has been prearranged with, or that the purchaser is, a person in the United States); and

(iii) if it is entitled to receive any fees or commission in connection with any purchase of RES to which the Application or bid relates, it will not directly or indirectly pay or re-allow any portion of such fee or commission to any other person.

Any person who is in the United States, is a US Person or does not make the representation and warranty set out above is not entitled to acquire any RES.

Until 40 days after the commencement of the Offer, an offer or sale of RES in the United States or to any US Person by any dealer (whether or not participating in the Offer) may violate the registration requirements of the US Securities Act if such offer or sale is made otherwise than in accordance with an exemption from registration under the US Securities Act. Terms used in this Section 10.7 have the meanings given to them by Regulation S under the US Securities Act.

10.7.2 New Zealand

This Prospectus has not been and will not be registered in New Zealand. RES may not be offered or sold directly or indirectly in New Zealand.

10.8 Restrictions on ownership for IAG

Ownership of voting shares in IAG is restricted by the Financial Sector (Shareholdings) Act 1998 (Cwlth), as IAG owns various insurance companies that are regulated by that Act. That Act limits the ownership by persons (together with their associates) of companies that are subject to the Act to 15% of the total voting shares in the relevant company. An Ordinary Shareholder may apply to the Australian Treasurer to extend its ownership beyond 15%, but approval depends on the Australian Treasurer being satisfied that a holding by that person of more than 15% is in the national interest.

10.9 Summary of rights and liabilities attaching to Ordinary Shares

Any Ordinary Shares resulting or issued on Conversion of RES or Preference Shares will rank equally with existing Ordinary Shares on issue. The rights attaching to Ordinary Shares are set out in IAG's constitution and are also regulated by the Corporations Act, the Listing Rules and general law. See Section 10.1 for information on how to obtain a copy of IAG's constitution.

The remainder of this Section 10.9 summarises the key rights and liabilities attaching to Ordinary Shares:

10.9.1 Dividend entitlement

Payment of dividends on Ordinary Shares is subject to the IAG Directors determining a dividend to be payable.

IAG Directors may only declare a dividend if IAG complies at the time of declaration with APRA's then prevailing prudential standards and there are sufficient profits in IAG out of which IAG is lawfully able to pay dividends.

Subject to the rights of any other persons entitled to shares with special dividend rights (such as an RPS Holder or Preference Shareholder if issued), and subject to the term of any issue of shares to the contrary, all fully paid shares on which any dividend is declared or paid are entitled to participate in the dividend in proportion to the number of shares held, and any partly paid shares are entitled to participate pro-rata according to the amount paid on the shares.

10.9.2 Voting rights

Ordinary Shareholders are entitled to notice of, and to attend and vote, at general meetings of IAG. At a general meeting of IAG, every Ordinary Shareholder present in person or by proxy or attorney or, in the case of a member that is a corporation, by its duly authorised representative has, subject to the Listing Rules, one vote on a show of hands and, on a poll, one vote for each Ordinary Share held.

10.9.3 Transferability of Ordinary Shares

While the Ordinary Shares are quoted on ASX, Ordinary Shareholders will generally be able to sell or transfer Ordinary Shares without restriction. This is subject to the limitations described in Section 10.8 in relation to the Financial Sector (Shareholdings) Act 1998 (Cwlth), the Listing Rules and IAG Directors' ability to decline to register a transfer in certain limited circumstances.

10.9.4 Entitlement of Ordinary Shares on winding-up

Ordinary Shareholders are entitled to share in any surplus assets on a winding-up in proportion to the amount of capital paid up. IAG's constitution also gives Ordinary Shareholders the right to approve by Special Resolution various alternative ways in which surplus assets may be dealt with by the liquidator.

10.9.5 Continuous and periodic disclosure

Ordinary Shareholders are entitled to receive information required to be distributed under the Corporations Act and Listing Rules. IAG also makes publicly available through its website, www.iag.com.au, information required to be disclosed under its continuous disclosure obligations.

10.10 Acknowledgement and privacy statement

By returning an Application Form, you acknowledge that you have received and read this Prospectus.

The information about you included on an Application Form is used for the purposes of processing the Application and, if it is successful, to administer your RES (and, if issued, your holding of Preference Shares or Ordinary Shares). By submitting an Application Form, you agree that the Issuer or IAG may use the information provided by you on the Application Form for the purposes set out in this privacy statement and may disclose it for those purposes to the Lead Manager & Bookrunner, Registry and the Group's agents, contractors and third party services providers (including mail houses and financial advisers) and to ASX and other regulatory authorities.

If you become a RES Holder, the Corporations Act requires the Issuer and, upon Exchange or Conversion, IAG to include information about RES Holders, Preference Shareholders or Ordinary Shareholders (including name, address and details of the securities held) in its public Register. The information contained in the Register must remain there even if you cease to be a RES Holder or a Preference Shareholder or Ordinary Shareholder. Information contained in the Register is also used to facilitate payments, including Interest Payments and Dividends and corporate communications (including the Issuer's and/or IAG's financial statements, annual reports and other information communicated to RES Holders, Preference Shareholders or Ordinary Shareholders) and to ensure compliance by the Issuer and IAG with legal and regulatory requirements.

If you do not provide the information required on the Application Form, the Issuer may not be able to accept or process the Application.

If you are an individual, you have a right to gain access to information that the Issuer or IAG hold about you, subject to certain exemptions under law. The Issuer or IAG are permitted to charge a fee for such access, though do not intend to do so. Access requests must be made in writing to the Issuer's or IAG's registered office as detailed on the inside back cover of this Prospectus.

If you think the Registry's record of your personal information is incorrect or out of date, it is important that you contact the Issuer or IAG so that your records can be corrected.

If you used a financial adviser who recommended your investment in RES (as indicated on your Application Form), then details of your RES holding may be provided to that financial adviser.

Appendix A Prospectus glossary

The following is a glossary of terms used in this Prospectus including terms commonly used in the general insurance industry. There is also a list of definitions in clause 16.2 of the RES Terms and clause 9.2 of the Preference Share Terms.

Defined words and expressions in this Prospectus glossary and in clause 16.2 of the RES Terms and clause 9.2 of the Preference Share Terms are used throughout this Prospectus and the Application Forms unless the context otherwise requires. If there is any inconsistency between the definitions in this Prospectus glossary and the definitions in the RES Terms or the Preference Share Terms, then the definition in the RES Terms or the Preference Share Terms, as applicable, shall apply.

AASB	Australian Accounting Standards Board
ABN	Australian Business Number
Acquisition Event	has the meaning given in clause 16.2 of the RES Terms
ACN	Australian Company Number
ADI	authorised deposit-taking institution according to the Banking Act 1959 (Cwlth)
AFSL	Australian Financial Services Licence
A-IFRS	Australian equivalents to IFRS
Allocation	the number of RES allocated to successful Applicants **Allocate** and **Allocated** have corresponding meanings
Applicant	a person who submits an Application
Application	a valid application made according to this Prospectus by using the applicable Application Form to apply for a specified number of RES
Application Form	each of the application forms attached to, or accompanying, this Prospectus upon which an Application for RES may be made: • the blue Application Form in the back of this Prospectus, • the yellow personalised Application Form supplied by the Issuer upon request to Eligible RPS Holders; and • the electronic Application Form made available by the any Senior Co-Manager, Co-Manager or Participating Broker
Application Payment	the monies payable on Application, calculated by multiplying the specified number of RES applied for by the Issue Price
APRA	Australian Prudential Regulation Authority (ABN 79 635 582 658)
APRA Distributable Profits	the profits available to pay a Dividend calculated according to clause 2.3(d) of the Preference Share Terms
ARBN	Australian Registered Body Number
ASIC	Australian Securities and Investments Commission
ASX	Australian Stock Exchange Limited (ABN 98 008 624 691)
Austraclear System	the facility established by Austraclear Limited (ABN 94 002 060 773), or any of its subsidiaries or successors, for the lodgement, custody or transfer of securities
Australian Accounting Standards	(a) the accounting standards as defined in section 9 of the Corporations Act; (b) the requirements of the Corporations Act for the preparation and content of accounts; and (c) generally accepted accounting principles and practices consistently applied in Australia, including any domestically accepted international accounting standards, except principles and practices that are inconsistent with those referred to in paragraph (a) or (b) of this definition

Australian Bond Fund Rating	a current opinion by S&P of a fund's protection against losses from credit default
Australian GAAP	the recognition and measurement principles prescribed in Australian Accounting Standards and other mandatory professional reporting requirements set by the AASB
Bank Bill Rate	• in the case of an Interest Period: (a) for the first Interest Period, the higher of 5.50% per annum and the rate determined according to (b) on the Issue Date; and (b) after the first Interest Period, the average mid-rate for 90 day bank bills (expressed as a percentage per annum) which average rate is displayed on Reuters page BBSW (or any page that replaces that page) on the first Business Day of the Interest Period, and as otherwise provided in clause 3.1 of the RES Terms; and • in the case of a Dividend Period: (c) for the first Dividend Period, if the Preference Share Issue Date is other than 15 March, 15 June, 15 September or 15 December (or other than the Business Day following that day if that day is not a Business Day), the Bank Bill Rate applicable to RES immediately prior to the issue of the Preference Shares; otherwise (d) the average mid-rate for 90 day bank bills (expressed as a percentage per annum) which average rate is displayed on Reuters page BBSW (or any page that replaces that page) on the first Business Day of the Dividend Period, and as otherwise provided in clause 2.1 of the Preference Share Terms
Bookbuild	the process described in Section 4.2.1
Broker Firm Applicant	an Applicant who applies through a Senior Co-Manager, Co-Manager or Participating Broker for a broker firm Allocation according to the Broker Firm Offer
Broker Firm Offer	the invitation made to Australian resident retail clients of Senior Co-Managers, Co-Managers or Participating Brokers to apply for a broker firm Allocation from the relevant Senior Co-Manager, Co-Manager or Participating Broker according to this Prospectus
Business Day	a business day as defined in the Listing Rules
Cash	cash as defined in the PMA which includes the credit balance of the Custodian Bank Account and overnight or 24 hour call deposits with ADIs with a short-term credit rating of at least 'A-1' by S&P
Ceded	to transfer liability in connection with a risk, or portion of it, from the original insurer to the reinsurer
CGT	capital gains tax
CGU	CGU Insurance Australia Limited (ABN 62 004 478 960) and its controlled entities
Charge	a fixed charge granted by the Issuer in favour of the Trustee over the Issuer's right, title and interest in the PMA and certain intra-group receivables provided for in the Trust Deed. The Trustee holds this charge for the benefit of RES Holders and to a limited extent, for Secured Creditors
CHESS	Clearing House Electronic Sub-register System operated by an associate of ASX
Claims Handling Expense	the expense of settling claims, including legal and other fees and general expenses
Closing Dates	the last day on which Applications will be accepted, expected to be[1]: • 5.00pm on 5 January 2005 for the RPS Holder Offer and the General Offer; and • 10.00am on 7 January 2005 for the Broker Firm Offer
Co-Managers	Bell Potter Securities Limited (ABN 25 006 390 772, AFSL No. 243480); Commonwealth Securities Limited (ABN 60 067 254 399, AFSL No. 238814); Deutsche Securities Australia Limited (ABN 65 003 204 368, AFSL No. 238160); Grange Securities Limited (ABN 12 066 797 760, AFSL No. 246572); and Tricom Equities Limited (ABN 92 067 161 755, AFSL No. 238148).
Combined Operating Ratio	the total of Net Claims Expense and Underwriting Expense, as a percentage of Net Earned Premium. It is equivalent to the sum of the Loss Ratio and Expense Ratio

Note: 1 The Issuer, IAG and the Lead Manager & Bookrunner may agree: to extend the Closing Dates; to close the Offer early without notice; or to withdraw the Offer at any time before RES are issued. Also, ASIC may extend the Exposure Period by up to seven days in which case the Opening Date will be varied accordingly, without notice.

Consenting Party	each of the consenting parties named in Section 10.2
Conversion	the process through which: • RES are redeemed by the Issuer and converted into a number of Ordinary Shares calculated according to the Conversion Number and issued directly to the RES Holder according to clause 4, 5 and 7 of the RES Terms; and • Preference Shares are converted into a number of Ordinary Shares calculated according to the Conversion Number and issued to Preference Shareholders according to clause 3 of the Preference Share Terms **Convert**, **Converted** and **Convertible** have corresponding meanings
Conversion Number	the formula used to determine the number of Ordinary Shares issued on Conversion for each RES according to clause 7.2 of the RES Terms and for each Preference Share according to clause 3.7 of the Preference Share Terms
Corporations Act	Corporations Act 2001 (Cwlth)
Custodian Bank Account	is an account with the Custodian's bank or, if the Custodian is an ADI, in its own books, into and from which payments in respect of the Portfolio and RES are made
CTP	compulsory third party insurance
Custodian	National Australia Bank Limited (ABN 12 004 044 937)
Directors	some or all of the directors of the Issuer, acting as a board
Distributable Portfolio Income Amount	with respect to an Interest Period, the Net Portfolio Income for the Interest Period divided by the number of RES on issue at the end of the Interest Period
Distributable Portfolio Proceeds Amount	with respect to a Realisation Date, the Net Portfolio Proceeds divided by the number of RES on issue on the relevant Realisation Date
Dividend	a dividend on Preference Shares according to clause 2 of the Preference Share Terms
Dividend Payment Date	each date that a Dividend is due, which will be 15 March, 15 June, 15 September and 15 December, or the first Business Day following these dates if they do not fall on a Business Day, and any Preference Share Exchange Date, according to clause 2.5 of the Preference Share Terms
Dividend Payment Tests	the conditions to the payment of a Dividend according to clause 2.3 of the Preference Share Terms
Dividend Period	a period from (and including) either the Preference Share Issue Date or a Dividend Payment Date (whichever is the later) until (but not including) the following Dividend Payment Date
Dividend Rate	the dividend rate on Preference Shares calculated according to clause 2.1 of the Preference Share Terms
Eligible Assets	assets that are eligible to be held in the Portfolio according to the PMA – see Section 9.3.6.1
Eligible RPS Holder	a registered RPS Holder with an address in Australia on the Register at 7.00pm on 19 November 2004
Eligible Security	a security that is eligible to be held in the Portfolio according to the PMA – see Section 9.3.6.1
Enforcement of Security	an Event of Default is subsisting and the Trustee has decided to exercise its right to enforce the security according to the Trust Deed
Event of Default	an event of default as defined in the Trust Deed and as summarised in Section 9.2.7
Exchange	the process through which IAG may exercise its Exchange Right and RES are redeemed and Preference Shares are issued according to clause 8 of the RES Terms **Exchanged** and **Exchangable** have corresponding meanings
Exchange Notice	a notice given to RES Holders by IAG upon exercise of its Exchange Right
Exchange Right	the right that IAG has to Exchange RES for Preference Shares at any time according to clause 8 of the RES Terms
Expense Ratio	the ratio of Underwriting Expense to Net Earned Premium
Exposure Period	the period from 22 November 2004 to the Opening Date[1]

Note: 1 The Issuer, IAG and the Lead Manager & Bookrunner may agree: to extend the Closing Dates; to close the Offer early without notice; or to withdraw the Offer at any time before RES are issued. Also, ASIC may extend the Exposure Period by up to seven days in which case the Opening Date will be varied accordingly, without notice.

Financial Services Guide	the Lead Manager & Bookrunner's Financial Services Guide in Appendix D
General Offer	the invitation to Australian resident members of the general public to apply for RES according to this Prospectus
Gross Written Premium or **GWP**	the total premiums relating to insurance policies underwritten by an insurer or reinsurer during a specific period, before deduction of Reinsurance premiums
Group	IAG and its controlled entities
GST	goods and services tax
Holding Statement	a statement issued to RES Holders by the Registry which sets out details of their Allocation
IAG	Insurance Australia Group Limited (ABN 60 090 739 923)
IAG AM	IAG Asset Management Limited (ABN 94 054 552 046, AFSL No. 227676)
IAG Directors	some or all of the directors of IAG, acting as a board
IAG Entity	IAG and each of its related bodies corporate
IAG Finance (NZ)	IAG Finance (New Zealand) Limited (ABN 97 111 268 243)
IAG (NZ) Holdings	IAG (NZ) Holdings Limited (NZ 1113664)
IAG Portfolio	IAG Portfolio Limited (ABN 38 111 769 843)
IAG Profits Test	IAG must have either (or both) of the following: • sufficient profits equal to or greater than the aggregate Interest Payment on a relevant Interest Payment Date; or • paid a dividend on any class of its capital in the 12 month period before the relevant Interest Payment Date, as detailed in clause 3.3(b) of the RES Terms
IAG Re	IAG Re Limited (ARBN 097 791 145)
IAL	Insurance Australia Limited (formerly NRMA Insurance Limited) (ABN 11 000 016 722, AFSL No. 227681)
IFRS	International Financial Reporting Standards
Institutional Investor	an investor to whom offers of securities can be made without the need for a prospectus (or other formality, other than a formality which the Issuer is willing to comply with), including in Australia persons to whom offers of invitations in respect of securities can be made without the need for a lodged prospectus under part 6D of the Corporations Act
Institutional Offer	the invitation to certain Institutional Investors to bid for RES in the Bookbuild and apply for RES according to this Prospectus
Insurance Margin	the ratio of Insurance Profit to Net Earned Premium
Insurance Profit	Underwriting Result plus investment income on Technical Reserves
Insurer Financial Strength Rating	a current opinion by S&P of the financial security characteristics of an insurance organisation with respect to its ability to pay under its insurance policies and contracts in accordance with their terms
Interest Payment	an interest payment on RES calculated according to clause 3.1 of the RES Terms
Interest Payment Date	each date that an Interest Payment is due, which will be 15 March, 15 June, 15 September and 15 December, or the first Business Day following these dates if they do not fall on a Business Day, and any Realisation Date, according to clause 3.7 of the RES Terms
Interest Payment Tests	the conditions to the payment of an Interest Payment according to clause 3.3 of the RES Terms
Interest Period	a period from (and including) either the Issue Date or an Interest Payment Date (whichever is later) until (but not including) the following Interest Payment Date
Interest Rate	the interest rate on RES calculated according to clause 3.1 of the RES Terms
Interest Rate Floor	the interest rate floor between IAG Portfolio and IAL as summarised in Section 9.4
Investment Mandate	the requirements for investment of the Portfolio according to the PMA as summarised in Section 9.3.6
Issue Credit Rating	a current opinion by S&P of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program

Issue Date	the date RES are issued to RES Holders, expected to be[1] 11 January 2005
Issue Price	the issue price for RES, being $100 per RES
Issuer	IAG Finance (NZ), through its New Zealand branch
Lead Manager & Bookrunner	UBS AG, Australia Branch (ABN 47 088 129 613, AFSL No. 231087) as exclusive lead manager, arranger and bookrunner appointed according to the Offer Management Agreement
Liquidation Event	has the meaning given in clause 16.2 of the RES Terms
Listing Rules	the listing rules of ASX, with any modifications or waivers in their application to the Issuer or IAG, which ASX may grant
Long-tail	classes of insurance (such as CTP and workers' compensation insurance) with an average period between the time when premiums are received and final settlement of claims which is generally greater than 12 months
Long-Term Counterparty Credit Rating	a current opinion by S&P of an obligor that has a very strong capacity to meet its financial commitments
Loss Ratio	the ratio of Net Claims Expense to Net Earned Premium
MCR	minimum capital requirement for a regulated general insurance company as defined by APRA
Minimum Bank Bill Rate	5.50% per annum
Mortgage	a mortgage granted by IAG Portfolio in favour of the Trustee over the Portfolio, and a floating charge over IAG Portfolio's rights, property and undertaking in relation to the Portfolio
Net Claims Expense	insurance claim losses incurred plus Claims Handling Expense minus Recoveries
Net Earned Premium	Gross Written Premium less premiums Ceded to reinsurers plus or minus movements in Unearned Premium
Net Portfolio Income	the net cash income received on or in respect of the Portfolio in an Interest Period determined by IAG Portfolio according to the PMA and as defined in clause 16.2 of the RES Terms
Net Portfolio Proceeds	the net cash proceeds received on realisation of the Portfolio (either in whole or in part depending on the proportion of RES being Redeemed, Converted or Exchanged) less any amount attributable to Net Portfolio Income for an Interest Period and any amounts owing to the Trustee or Custodian or a receiver, as defined in clause 16.2 of the RES Terms
NOHC	non-operating holding company as defined by APRA
NZI	Belves Investments Limited and its controlled entities (including New Zealand Insurance Limited)
Offer	the offer of RES according to this Prospectus at an Issue Price of $100 each to raise up to $500 million – with the ability to accept oversubscriptions for up to $50 million
Offer Management Agreement	the offer management agreement entered into between the Issuer, IAG and the Lead Manager & Bookrunner as summarised in Section 9.5
Offer Period	the period from the Opening Date to the Closing Dates
Opening Date	the day the Offer opens, expected to be[1] 30 November 2004
Optional Dividend	a payment to Preference Shareholders, made at IAG's discretion, for any Dividend that is not paid because the Dividend Payment Tests are not satisfied
Optional Interest Payment	a payment to RES Holders, made at the Issuer's discretion, for any Interest Payment that is not paid because the Interest Payment Tests are not satisfied
Ordinary Share	a fully paid ordinary share in the capital of IAG
Ordinary Share Issue Price	as defined in clause 16.2 of the RES Terms
Ordinary Shareholder	a holder of Ordinary Shares
Original Prospectus	the prospectus that was lodged with ASIC on 22 November 2004 which is replaced by this Prospectus
Participating Broker	any participating organisation of ASX selected by the Lead Manager & Bookrunner to participate in the Broker Firm Offer

Note: 1 The Issuer, IAG and the Lead Manager & Bookrunner may agree: to extend the Closing Dates; to close the Offer early without notice; or to withdraw the Offer at any time before RES are issued. Also, ASIC may extend the Exposure Period by up to seven days in which case the Opening Date will be varied accordingly, without notice.

Performance Share Rights Plan	a form of equity compensation for employees of the Group. On satisfaction of a performance hurdle, participating employees are able to exercise these rights, which convert into new Ordinary Shares.
PMA	the portfolio management agreement between the Issuer, IAG, IAG Portfolio, IAG AM, the Trustee and the Custodian as summarised in Section 9.3
Portfolio	the portfolio of high quality, short-dated fixed interest securities acquired by IAG Portfolio according to the PMA
Portfolio Asset	an asset included in the Portfolio
Portfolio Deficit	has the meaning given in Section 9.2.9
Portfolio Manager	IAG AM, or any portfolio manager appointed according to the PMA
Portfolio Parameters	the criteria which the portfolio must meet at any time according to the PMA, as detailed in Section 9.3.6.2
Portfolio Principal Balance	on any date, the aggregate of the purchase prices of the Portfolio Securities and the aggregate amount of Cash
Portfolio Security	a security included in the Portfolio
Preference Share	a fully paid preference share in the capital of IAG issued on Exchange according to the Preference Share Terms
Preference Shareholder	a holder of Preference Shares
Preference Share Conversion Discount	the RES Conversion Discount on the Preference Share Issue Date according to clause 3.7(b) of the Preference Share Terms
Preference Share Exchange Date	the date that Preference Shares are Redeemed or Converted according to clause 3.4(d) of the Preference Share Terms
Preference Share Initial Margin	the RES Margin as at the Preference Share Issue Date
Preference Share Issue Date	the date on which Preference Shares, are issued to RES Holders on Exchange according to clause 8.3 of the RES Terms
Preference Share Issue Price	the issue price of each Preference Share, being an amount equal to the Redemption Amount according to clause 8.4(a)(i) of the RES Terms
Preference Share Margin	the margin on Preference Shares, which is: • from the Preference Share Issue Date until the Step-Up Date, the Preference Share Initial Margin; and • from the Step-Up Date, if Preference Shares are not Redeemed or Converted, the Step-Up Margin
Preference Share Terms	the full terms of issue of Preference Shares in Appendix C
Probability of Sufficiency	the estimated probability that the amounts set aside to settle claims will be equal to or in excess of the amounts eventually paid in respect of those claims. This estimation is based on a combination of prior experience and expectations, actuarial modelling and judgement. APRA's prudential standard GPS 210 requires general insurers to maintain a minimum probability of sufficiency of claims reserves of 75% for the purpose of assessing solvency under the Insurance Act 1973 (Cwlth)
Prospectus	this replacement prospectus that was lodged with ASIC on 29 November 2004 and replaces the Original Prospectus
RACV	Royal Automobile Club of Victoria (RACV) Limited (ACN 004 060 833)
Rating Outlook	an outlook that assesses the potential direction of a Long-Term Counterparty Credit Rating over the intermediate term (typically six months to two years). In determining a Rating Outlook, consideration is given to any changes in the economic and/or fundamental business conditions. It is not necessarily a precursor of a rating change or future creditwatch action
Realisation Account	the account in the name of the Trustee with an ADI into which only amounts received upon realisation of all or a part of the Portfolio must be credited
Realisation Date	the date that RES are Redeemed, Converted or Exchanged

Record Date	11 Business Days before an Interest Payment Date or a Dividend Payment Date according to clause 16.2 of the RES Terms or clause 9.2 of the Preference Share Terms (as applicable) or as required by ASX or determined by the Directors or IAG Directors (respectively)
Recoveries	the amount of claims recovered from reinsurers, third parties or salvage
Redeem	the process through which: • RES are redeemed by the Issuer for the Redemption Amount to be paid in cash according to clause 4.1(a) of the RES Terms; and • Preference Shares are redeemed by IAG for the Preference Share Issue Price to be paid in cash according to clause 3.1(a) of the Preference Share Terms **Redeemed** and **Redemption** have the corresponding meaning
Redemption Amount	$100 per RES. However, if the Net Portfolio Proceeds per RES is less than $100 on any Realisation Date the Redemption Amount will be reduced to the Distributable Portfolio Proceeds Amount according to clauses 4.7 and 4.8 of the RES Terms
Register	the official register of Ordinary Shares, RPS1, RPS2 and Preference Shares (if issued) maintained by IAG and the official register of RES maintained by the Issuer and includes any sub-register established and maintained under CHESS
Registry	Computershare Investor Services Pty Limited (ABN 48 078 279 277) or any other registry that the Issuer or IAG appoints to maintain the Register
Regulatory Event	with respect to RES, as defined in clause 16.2 of the RES Terms and with respect to Preference Shares as defined in clause 9.2 of the Preference Share Terms
Reinsurance	the process through which insurers pay premiums to other insurers (reinsurers) to spread their risk or cover major losses from specific events such as large hailstorms.
RES	perpetual reset exchangeable securities issued by the Issuer according to this Prospectus and the RES Terms. RES are unsecured notes for the purposes of section 283BH of the Corporations Act
RES Conversion Discount	until the first Reset Date, 2.50% and after that as changed on any Reset Date according to clause 9 of the RES Terms
RES Holder	a holder of RES
RES Initial Margin	until the first Reset Date, 1.20% per annum
RES Margin	until the first Reset Date, the RES Initial Margin and after that, as changed on any Reset Date according to clause 9 of the RES Terms
RES Terms	the full terms of issue of RES in Appendix B
Reset Date	the first Reset Date is 15 March 2010 and after that, as changed on any Reset Date according to clause 9 of the RES Terms
Risks in Force	risks refers to the subject matter that an insurance policy or contract protects (for example, number of vehicles, houses, employees). An insurance policy may cover one risk or many risks, depending on the terms of the policy. Risks in force is a measure of the total number of risks covered by an insurance company at a point in time
RPS Holder	a holder of RPS1 or RPS2
RPS Holder Offer	the invitation to Eligible RPS Holders to apply for RES according to this Prospectus
RPS1	the 3.5 million reset preference shares issued by IAG according to a prospectus dated 6 May 2002
RPS2	the 2 million reset preference shares issued by IAG according to a prospectus dated 20 May 2003
S&P	means, in relation to the Australian Bond Fund Rating applicable to the Portfolio, Standard & Poor's Investment Services, and in all other instances Standard & Poor's Rating Services
Secured Creditor	has the meaning given in Section 9.2.2
Senior Co-Managers	Citigroup Global Markets Australia Pty Limited (ABN 64 003 114 832, AFSL No. 240992); Goldman Sachs JBWere Pty Limited (ABN 21 006 797 897, AFSL No. 243346); Macquarie Equities Limited (ABN 41 002 574 923, AFSL No. 237504); Ord Minnett Limited (ABN 86 002 733 048, AFSL No. 237121); and UBS Private Clients Australia Limited (ABN 50 005 311 937, AFSL No. 231127).

SGIC	SGIC General Insurance Limited (ABN 68 069 065 158, AFSL No. 227679)
SGIO	SGIO Insurance Limited (ABN 30 058 277 866, AFSL No. 227680)
Shareholders' Funds	the investment portfolio other than Technical Reserves. It essentially represents the shareholders' capital that is not being utilised in day-to-day operations
Shortfall	as defined in Section 9.4
Short-tail	classes of insurance (such as motor, home and commercial property) with an average period between the time when premiums are received and final settlement of claims which is generally less than 12 months
Special Resolution	a resolution which, to pass at a meeting of Ordinary Shareholders, RES Holders or Preference Shareholders (as applicable) requires at least 75% of the votes validly cast by Ordinary Shareholders, RES Holders or Preference Shareholders (as applicable) in person or by proxy and entitled to vote on the resolution, and has been so passed
Step-Up Date	the first Dividend Payment Date 10 years after the Preference Share Issue Date
Step-Up Margin	Preference Share Initial Margin plus a one time step-up of 1.00% per annum
Swann Insurance	Swann Insurance (Aust) Pty Limited (ABN 80 000 886 680, AFSL No. 238292)
Tax Event	as defined in clause 16.2 of the RES Terms and clause 9.2 of the Preference Share Terms
Tax Rate	the Australian corporate tax rate applicable to IAG's franking account at the relevant Interest Payment Date or Dividend Payment Date. As at the date of this Prospectus, the Tax Rate was 0.30 (expressed as a decimal)
Taxation Letter	the taxation letter from Mallesons Stephen Jaques dated 22 November 2004 in Section 8
Technical Reserves	the investments held to back provisions for outstanding claims (including incurred but not reported and incurred but not enough recorded) and Unearned Premium, net of Recoveries and premium debtors
TFN	Tax File Number
Tier 1 Capital	tier 1 capital as described by APRA
Tier 2 Capital	tier 2 capital as described by APRA
Transaction Documents	the Trust Deed, PMA and any other document entered into in connection with any of them
Trigger Event	as defined in clause 16.2 of the RES Terms
Trust Deed	the trust deed between the Issuer, IAG, IAG Portfolio and the Trustee as summarised in Section 9.2
Trustee	Permanent Trustee Company Limited (ABN 21 000 000 993)
Underwriting	the process of examining, accepting or rejecting insurance risk, and classifying those accepted, in order to charge an appropriate premium for each accepted risk
Underwriting Expense	those expenses incurred as a result of Underwriting activities, including risk assessment, commission expenses and other acquisition expenses
Underwriting Result	Net Earned Premium less Net Claims Expense less Underwriting Expenses
Unearned Premium	the portion of premium written applicable to the unexpired portion of a policy
United States	the United States of America
Upper Tier 2 Capital	upper tier 2 capital as described by APRA
US Person	has the meaning given in Regulation S of the US Securities Act
US Securities Act	United States Securities Act of 1933, as amended
VWAP	the average of the daily volume weighted average sale prices of Ordinary Shares sold on ASX during the relevant period as defined in clause 16.2 of the RES Terms and clause 9.2 of the Preference Share Terms
Winding-Up Event	as defined in clause 16.2 of the RES Terms
Write-Off	as defined in clause 16.2 of the RES Terms

Appendix B RES Terms

The following are the RES Terms which apply to all RES.

1 Form, Issue Price, Face Value and ranking

1.1 Form

RES are perpetual reset exchangeable securities that are Redeemable for cash, Convertible into Ordinary Shares and Exchangeable into Preference Shares according to these RES Terms as supplemented by the Pricing Supplement. RES are debt obligations in registered uncertificated form constituted under, and issued according to, the Trust Deed and take the form of entries in the Register. No certificate will be issued to a RES Holder unless the Issuer determines that a certificate should be available or is required by any applicable law or regulation.

1.2 Issue Price and Face Value

Each RES will be issued at an Issue Price of $100 and has a Face Value of $100.

1.3 Ranking

Subject to the Transaction Documents, RES are secured limited recourse debt obligations of the Issuer, ranking equally among themselves. RES are unsecured notes for the purposes of section 283BH of the Corporations Act.

2 Issue and transfer

2.1 Effect of entries in Register

Each entry in the Register in respect of a RES constitutes:

(a) an unconditional and irrevocable undertaking by the Issuer to the RES Holder to make all payments of principal and interest in respect of that RES according to these RES Terms; and

(b) an entitlement to the other benefits given to the RES Holder under these RES Terms in respect of that RES.

2.2 Register conclusive

An entry in the Register in relation to a RES constitutes conclusive evidence that the person so entered is the absolute owner of that RES subject to correction for fraud or error. Except as required by law, the Issuer must treat the person entered in the Register in respect of a RES as the absolute owner of that RES.

2.3 Transfer

A RES Holder may, subject to this clause 2, transfer any RES:

(a) by a proper ASTC transfer according to the ASTC operating rules;

(b) by a proper transfer under any other computerised or electronic system recognised by the Corporations Act;

(c) under any other method of transfer which operates in relation to the trading of securities on any securities exchange outside Australia on which RES are quoted and which is applicable to the Issuer; or

(d) by any proper or sufficient instrument of transfer of marketable securities under applicable law.

The Issuer must not charge any fee on the transfer of a RES.

2.4 Market obligations

The Issuer must comply with the ASX Listing Rules, the ASTC operating rules, the Corporations Act and any other relevant obligations imposed on it in relation to the transfer of a RES.

2.5 Delivery of instrument

If an instrument is used to transfer RES according to clause 2.3, it must be delivered to the Registrar, together with such evidence (if any) as the Registrar reasonably requires to prove the title of the transferor to, or right of the transferor to transfer, the RES.

2.6 Refusal to register

The Issuer may only refuse to register a transfer of any RES if:

(a) such registration would contravene the ASX Listing Rules or the ASTC operating rules; or

(b) the Corporations Act or any other law or regulation binding on it forbids registration.

If the Issuer refuses to register a transfer, the Issuer must give the lodging party notice of the refusal and the reasons for it within five Business Days after the date on which the transfer was delivered to the Registrar.

2.7 Transferor to remain RES Holder until registration

A transferor of a RES remains the RES Holder in respect of that RES until the transfer is registered and the name of the transferee is entered in the Register.

3 Interest Payments

3.1 Interest Payments

Subject to these RES Terms, each RES entitles the RES Holder on a Record Date to receive on the relevant Interest Payment Date an interest payment (**Interest Payment**) calculated according to the following formula:

$$\textbf{Interest Payment} = \frac{\textbf{Interest Rate} \times \textbf{Face Value} \times \textbf{N}}{\textbf{365}}$$

where:

Interest Rate (expressed as a percentage per annum) is calculated according to the following formula:

Interest Rate
= (**Bank Bill Rate** + **RES Margin**) x (1 – **T**)

where:

Bank Bill Rate (expressed as a percentage per annum) means, for an Interest Period, the average mid-rate for bills of a term of 90 days which average rate is displayed on Reuters page BBSW (or any page which replaces that page) on:

(a) in the case of the first Interest Period, the Issue Date (however if that rate is less than 5.50% per annum, then the Bank Bill Rate for the first Interest Period will be 5.50% per annum); and

(b) in the case of any other Interest Period, the first Business Day of that Interest Period,

or if there is a manifest error in the calculation of that average rate or that average rate is not displayed by 10.30am (Sydney time) on that date, the rate specified in good faith by the Issuer at or around that time on that date having regard, to the extent possible, to:

(c) the rates otherwise bid and offered for bills of a term of 90 days or for funds of that tenor displayed on Reuters page BBSW (or any page which replaces that page) at that time on that date; and

(d) if bid and offer rates for bills of a term of 90 days are not otherwise available, the rates otherwise bid and offered for funds of that tenor at or around that time on that date;

RES Margin (expressed as a percentage per annum) means in respect of the period:

(a) to (but not including) the first Reset Date, the margin determined under the Bookbuild and stated in the Pricing Supplement (**RES Initial Margin**); and

(b) between succeeding Reset Dates, the RES Margin determined according to clause 9; and

T (expressed as a decimal) means the Australian corporate tax rate applicable to the franking account of IAG at the relevant Interest Payment Date; and

N means in respect of:

(a) the first Interest Payment Date, the number of days from (and including) the Issue Date until (but not including) the first Interest Payment Date; and

(b) each subsequent Interest Payment Date, the number of days from (and including) the preceding Interest Payment Date until (but not including) the relevant Interest Payment Date.

3.2 Franking adjustments

If any Interest Payment is not franked to 100% under Part 3-6 of the Tax Act (or any provisions that revise or replace that Part), the Interest Payment will be calculated according to the following formula:

$$\textbf{Interest Payment} = \frac{\textbf{IP}}{1 - [\textbf{T} \times (1 - \textbf{F})]}$$

where:

IP means the Interest Payment calculated under clause 3.1 (subject to clause 3.3);

T has the meaning given in clause 3.1; and

F means the applicable Franking Rate.

3.3 Conditions to Interest Payments

Each Interest Payment is subject to:

(a) the Distributable Portfolio Income Amount at the relevant Interest Payment Date; and

(b) either (or both) of the following being satisfied:

(i) there are at the relevant Interest Payment Date distributable profits in IAG in an amount equal to or greater than the amount of the aggregate Interest Payments on all RES; or

(ii) IAG has paid a dividend on any class of its capital in the period of 12 months prior to that Interest Payment Date.

If an Interest Payment exceeds the Distributable Portfolio Income Amount at the relevant Interest Payment Date, that Interest Payment is due and will be made only to the extent of the Distributable Portfolio Income Amount and that payment will satisfy all liability in respect of that Interest Payment. No Interest Payment will be made if the condition to payment in clause 3.3(b) is not met.

3.4 Interest Payments are non-cumulative

If all or any part of an Interest Payment is not paid on an Interest Payment Date because of clause 3.3, the Issuer has no liability to pay the unpaid amount of the Interest Payment and, notwithstanding the Issuer's discretion to pay an Optional Interest Payment according to clause 3.5, the RES Holder has no claim in respect of such non-payment.

3.5 Optional Interest Payments

If all or any part of an Interest Payment is not paid on an Interest Payment Date because of clause 3.3, the Issuer may, in its absolute discretion, on a date which it notifies to RES Holders, pay all or any part of the Interest Payment (**Optional Interest Payment**). Notwithstanding the Issuer's discretion to pay an Optional Interest Payment according to this clause 3.5, a RES Holder has no claim in respect of an Optional Interest Payment. An Optional Interest Payment is only payable to those persons registered as RES Holders on the Record Date in respect of the Optional Interest Payment.

3.6 Restrictions in the case of non-payment

If an Interest Payment has not been paid in full within 20 Business Days after the relevant Interest Payment Date because of clause 3.3(b), IAG must not, without approval of a Special Resolution:

(a) declare or pay a dividend or make any distribution on any capital over which Preference Shares would, if issued, rank in priority for participation in profits; or

(b) redeem, reduce, cancel or acquire for any consideration any capital of IAG other than capital ranking equally with or in priority to Preference Shares if Preference Shares were issued,

unless:

(c) four consecutive Interest Payments stated to be payable on RES after the Interest Payment Date of the Interest Payment that has not been paid have been paid in full; or
(d) an Optional Interest Payment has been paid to all RES Holders equal to the aggregate unpaid amount of any unpaid Interest Payments which were scheduled to be paid in the 12 months prior to the date of payment of the Optional Interest Payment; or
(e) all RES have been Redeemed, Converted or Exchanged.

3.7 Interest Payment Dates

Subject to this clause 3, Interest Payments (other than Optional Interest Payments) will be payable in arrears on the following dates (each an **Interest Payment Date**):

(a) each 15 March, 15 June, 15 September and 15 December commencing on 15 March 2005 until the Realisation Date; and
(b) the Realisation Date.

If an Interest Payment Date is a day which is not a Business Day, then the Interest Payment Date will be the next day which is a Business Day.

4 Redemption, Conversion and Exchange general provisions

4.1 Meanings

(a) **Redemption** in respect of a RES means the RES is redeemed by the Issuer for the Redemption Amount and the Redemption Amount is paid in cash to the Trustee on trust for the RES Holder.
(b) **Conversion** in respect of a RES means the RES is redeemed by the Issuer for the Redemption Amount, the Redemption Amount is applied by the Trustee in payment of the Ordinary Share Issue Price, and Ordinary Shares in a number calculated according to clause 7 are issued to the RES Holder by IAG.
(c) **Exchange** in respect of a RES means the RES is redeemed by the Issuer for the Redemption Amount, the Redemption Amount is applied by the Trustee in payment of the Preference Share Issue Price and the Preference Share is issued to the RES Holder by IAG.

4.2 Winding-Up Event for the Issuer or IAG Portfolio

Subject to these RES Terms, RES are perpetual securities but are automatically Redeemable if a Winding-Up Event occurs in respect of the Issuer or IAG Portfolio. Where a Winding-Up Event occurs in respect of the Issuer or IAG Portfolio, the Issuer must immediately and despite anything in clause 5, 6, 7 or 8, Redeem all RES remaining on issue as at that date.

4.3 Redemption or Conversion by Issuer

The Issuer may Redeem or Convert some or all RES according to clause 5.

4.4 RES Holder Redemption

A RES Holder may request that the Issuer Redeem some or all of their RES according to clause 6 and the Issuer must, subject to IAG's right to require Exchange according to clause 8, Resell, Redeem or Convert those RES according to clause 6.7.

A RES Holder has no right to request Resale or Conversion.

4.5 Exchange by IAG

IAG may Exchange some or all RES according to clause 8.

A RES Holder has no right to request Exchange.

4.6 Effect of notices and inconsistencies

(a) An Issuer Notice or an Exchange Notice prevails over any RES Holder Redemption Notice in respect of the same RES to the extent of any inconsistency regardless of which notice is given first.
(b) An Issuer Notice or Exchange Notice is, subject to clauses 4.6(c) and (d), irrevocable and, once given, constitutes a promise by the Issuer (in the case of Resale or Redemption) and by the Issuer and IAG (in the case of Exchange or Conversion) to Resell, Redeem, Convert or Exchange the RES which are the subject of that notice (except where the notice is revoked according to clause 4.6(c) or 4.6 (d)).
(c) An Issuer Notice given according to clause 6.7 is revoked if IAG gives an Exchange Notice no later than:
    (i) where clause 6.1(a) applies, 25 Business Days before the Reset Date; and

(ii) where clause 6.1(b) applies, 25 Business Days before the Realisation Date.

(d) Any Exchange Notice which has been given is revoked if the Issuer gives an Issuer Notice according to clause 5.2 before the Preference Share Issue Date.

4.7 Redemption Amount

If RES are to be Redeemed, on the Realisation Date, the Issuer must pay to the Trustee on trust for the RES Holder in respect of each RES which is Redeemed, the Redemption Amount. Subject to clauses 4.8 and 4.9, the Redemption Amount is equal to the Face Value.

4.8 Payment of Redemption Amount subject to Distributable Portfolio Proceeds Amount

Payment of a Redemption Amount (whether on a Redemption, Conversion or Exchange) is subject to the Distributable Portfolio Proceeds Amount at the relevant Realisation Date. If the Redemption Amount exceeds the Distributable Portfolio Proceeds Amount as at the Realisation Date, the Redemption Amount is due and will be paid only to the extent of the Distributable Portfolio Proceeds Amount.

4.9 No rights in respect of amount not paid

If all or any part of the Redemption Amount is not paid on the Realisation Date because of clause 4.8, payment or application of the Distributable Portfolio Proceeds Amount on a Redemption, Conversion or Exchange satisfies all liability in respect of the Redemption Amount, the Issuer is released from any liability to pay the amount not paid on that Realisation Date and the RES Holder has no claim in respect of such non-payment.

4.10 Effect of Redemption, Conversion or Exchange

Upon Redemption, Conversion or Exchange and payment of any Interest Payment due in respect of a RES on the Realisation Date, all other rights conferred, or restrictions imposed, by that RES will no longer have effect.

4.11 RES Holder to become members

Each RES Holder irrevocably:

(a) agrees that any Redemption Amount due upon a Conversion or Exchange is to be applied in payment of the Ordinary Share Issue Price or Preference Share Issue Price (as the case may be);

(b) upon a Conversion or Exchange, consents to becoming a member of IAG and agrees to be bound by the constitution of IAG and, in the case of Exchange, the Preference Shares Terms; and

(c) agrees it is obliged to accept the Ordinary Shares or the Preference Share upon a Conversion or Exchange, notwithstanding anything which might otherwise affect Conversion or Exchange, including:

   (i) any change in the financial position of IAG since the Issue Date;

   (ii) any disruption to the market or potential market for the Ordinary Shares or Preference Shares or to capital markets generally;

   (iii) any breach by any IAG Entity of any Transaction Document;

   (iv) the quotation of Ordinary Shares or Preference Shares on ASX becomes impossible or unlikely; or

   (v) the occurrence of a Trigger Event.

4.12 Failure to Convert or Exchange

If on a Realisation Date, Ordinary Shares are not issued or a Preference Share is not issued (as the case may be for Conversion or Exchange) in respect of a RES (including because a Winding Up Event has occurred in respect of IAG), that RES remains on issue until the RES Holder receives the Ordinary Shares or the Preference Share in respect of that RES or the Redemption Amount in cash. This clause 4.12 does not affect the obligation of IAG to issue the Ordinary Shares or the Preference Share.

4.13 Partial Redemption, Conversion or Exchange

If some but not all RES are Redeemed, Converted or Exchanged, the Issuer must in each case, endeavour to treat all RES Holders on an approximately proportionate basis but may discriminate to take account of the effect on marketable parcels and other logistical considerations.

5 Issuer Redemption or Conversion

5.1 Redemption or Conversion by Issuer

The Issuer may elect to Redeem or Convert:

(a) all or some RES on any Reset Date;
(b) all or some RES at any time, if a Tax Event or a Regulatory Event has occurred;
(c) all or some RES at any time, if an Acquisition Event has occurred; or
(d) all (but not some only) RES at any time, if there are less than one million RES on issue.

5.2 Issuer Notice

To elect to Redeem or Convert according to clause 5.1, the Issuer must give a notice (**Issuer Notice**) according to this clause 5.2. The Issuer Notice must:.

(a) in the case of a Redemption or Conversion according to clause 5.1(a), be given no less than 35 Business Days (but no more than three months) before the Reset Date, and state the Reset Date as the Realisation Date;
(b) in any other case, state as the Realisation Date, the last Business Day of the month following the month in which the Issuer Notice was given unless the Issuer determines an earlier date having regard to the best interests of RES Holders (collectively) and the relevant event (provided that, in the case of a Conversion, the Realisation Date must be at least 20 Business Days after the date of the Issuer Notice);
(c) if less than all RES are being Redeemed or Converted, state the proportion of RES to be Redeemed or Converted for each RES Holder;
(d) state the expected Redemption Amount; and
(e) state whether the Issuer will Redeem or Convert RES or Redeem some RES and Convert the other RES the subject of the Issuer Notice.

6 RES Holder Redemption

6.1 RES Holder Redemption

A RES Holder may request that the Issuer Redeem some or all of its RES:

(a) on any Reset Date; or
(b) at any time, if a Trigger Event occurs.

6.2 Trigger Events

A **Trigger Event** means the occurrence of any of the following events:

(a) an Interest Payment is not paid in full for any reason (except because of clause 3.3) within 20 Business Days of the relevant Interest Payment Date;
(b) a Liquidation Event occurs in relation to IAG or a Liquidation Event (other than a Winding-Up Event) occurs in relation to the Issuer or IAG Portfolio;
(c) Ordinary Shares are suspended from trading on ASX for a period of 20 consecutive Business Days;
(d) IAG makes an announcement to ASX that it intends to sell all or substantially all of its business, undertaking or assets other than to effect a solvent reconstruction; or
(e) the Issuer or IAG Portfolio ceases to be, directly or indirectly, a subsidiary of IAG.

6.3 Trigger Event Notice

If a Trigger Event occurs, the Issuer must notify RES Holders of the occurrence of that event by publishing a notice of the Trigger Event in "The Australian" or a daily financial newspaper in Australia (**Trigger Event Notice**) stating:

(a) the particular Trigger Event; and
(b) the Trigger Event Date,

as soon as practicable after becoming aware of the applicable Trigger Event. Any Trigger Event Notice, once published, is irrevocable.

6.4 RES Holder Redemption Notice

To request Redemption, a RES Holder must give a notice (**RES Holder Redemption Notice**), which must:

(a) in the case of a Redemption according to clause 6.1(a), be given at least 35 Business Days but no more than 50 Business Days prior to the relevant Reset Date; and
(b) in the case of a Redemption according to clause 6.1(b), be given no more than 20 Business Days after the date the Trigger Event Notice is published.

6.5 RES Holder Realisation Date

If a RES Holder gives a RES Holder Redemption Notice to the Issuer under clause 6.4, the Realisation Date on which the Redemption or Conversion is to occur is, if the RES Holder Redemption Notice is given according to:

(a) clause 6.4(a), the Reset Date immediately following the giving of the RES Holder Redemption Notice; and

(b) clause 6.4(b), the Realisation Date determined by the Issuer and notified to the RES Holder, being a date no later than 60 Business Days and, in the case of Conversion, no earlier than 50 Business Days, after the date the Trigger Event Notice is published.

6.6 RES Holder Redemption Notices are irrevocable

A RES Holder Redemption Notice is irrevocable once given. Once a RES Holder has given a RES Holder Redemption Notice, the RES Holder must not deal with, transfer or dispose of or otherwise encumber the RES the subject of the RES Holder Redemption Notice.

6.7 Issuer Notice as to Redemption or Conversion

If the RES Holder gives a RES Holder Redemption Notice, the Issuer must, unless IAG has given an Exchange Notice according to clause 8, no later than:

(a) where clause 6.1(a) applies, 25 Business Days before the Reset Date; and

(b) where clause 6.1(b) applies, 25 Business Days after the Trigger Event Notice is published,

give an Issuer Notice in relation to each RES the subject of the RES Holder Redemption Notice which must state:

(c) that it will do one or more of the following (in any combination):

(i) sell the RES to a third party for an amount such that the net proceeds of sale are at least equal to its Issue Price together with any accrued Interest Payments and remit the net proceeds to the RES Holder on the Realisation Date (**Resale**);

(ii) Redeem the RES on the Realisation Date; or

(iii) Convert the RES on the Realisation Date;

(d) state the Realisation Date according to clause 6.5; and

(e) state the expected Redemption Amount.

If the Issuer fails to give an Issuer Notice according to this clause 6.7 it will be taken to have given a notice to Redeem the RES on the Realisation Date which is:

(f) where clause 6.1(a) applies, the Reset Date immediately following the giving of the RES Holder Redemption Notice; and

(g) where clause 6.1(b) applies, a date which is 60 Business Days after the date the Trigger Event Notice is published.

If the Issuer elects to Resell and RES are not Resold, the RES must be Redeemed.

6.8 RES Holder agreement to Resale

By giving a RES Holder Redemption Notice, each RES Holder is irrevocably taken to offer to sell the RES the subject of the RES Holder Redemption Notice to the relevant third party if the Issuer elects to procure Resale according to clause 6.7.

6.9 Power of attorney

Each RES Holder irrevocably appoints IAG, the Issuer and each of their Authorised Officers (each an **Appointed Person**) severally to be the attorney of the RES Holder and the agent of the RES Holder with power in the name and on behalf of the RES Holder to do all such acts and things including signing all documents or transfers as may in the opinion of the Appointed Person be necessary or desirable to be done in order to record or perfect the transfer of the RES held by the RES Holder when required according to clause 6.7.

7 Conversion actions

7.1 Conversion actions

On the Realisation Date in respect of any RES that are to be Converted:

(a) the Issuer must give a Realisation Date Notice which must state:

(i) the Ordinary Share Issue Price being, for each Ordinary Share, the amount which is calculated according to the formula:

Ordinary Share Issue Price
= **VWAP** x (1 – **RES Conversion Discount**)

where:

VWAP (expressed as a dollar value) means VWAP during the VWAP Period; and

RES Conversion Discount (expressed as a decimal) means the conversion discount being 0.025 or as changed according to clause 9; and

(ii) the number of Ordinary Shares to be issued for each RES on that date according to clause 7.2; and

(b) the relevant RES are Converted.

7.2 Conversion Number

Subject to this clause 7, where IAG must issue Ordinary Shares upon Conversion, the number of Ordinary Shares to be issued for each RES being Converted (**Conversion Number**) is calculated according to the following formula:

Conversion Number

$$= \frac{\textbf{Redemption Amount}}{\textbf{VWAP} \times (1 - \textbf{RES Conversion Discount})}$$

where:

VWAP and **RES Conversion Discount** each has the meaning given in clause 7.1.

7.3 Number of Ordinary Shares

If the total number of Ordinary Shares to be issued to a RES Holder on a Realisation Date in respect of their aggregate holding of RES being Converted includes a fraction of an Ordinary Share, that fraction will be disregarded.

7.4 Adjustments to VWAP

For the purposes of calculating VWAP under clause 7.1:

(a) where, on some or all of the Business Days in the relevant VWAP Period, Ordinary Shares have been quoted on ASX as cum dividend or cum any other distribution or entitlement and the issue of Ordinary Shares will occur after that date and those Ordinary Shares no longer carry that dividend or other distribution or entitlement, then the VWAP on the Business Days on which those Ordinary Shares have been quoted cum dividend or cum any other distribution or entitlement shall be reduced by an amount (**Cum Value**) equal to:

(i) (in the case of a dividend or other distribution), the amount of that dividend or other distribution including, if the dividend or other distribution is franked, the amount that would be included in the assessable income of a recipient of the dividend or other distribution who is both a resident of Australia and a natural person under the Tax Act;

(ii) (in the case of any other entitlement which is traded on ASX on any of those Business Days), the volume weighted average sale price of all such entitlements sold on ASX during the VWAP Period on the Business Days on which those entitlements were traded; or

(iii) (in the case of an entitlement not traded on ASX during the VWAP Period), the value of the entitlement as reasonably determined by the IAG Directors;

(b) where on some or all of the Business Days in the VWAP Period, Ordinary Shares have been quoted on ASX as ex dividend or ex any other distribution or entitlement, and Ordinary Shares which are to be issued would be entitled to receive the relevant dividend or other distribution or entitlement, the VWAP on the Business Days on which those Ordinary Shares have been quoted ex dividend or ex any other distribution or entitlement shall be increased by the Cum Value; and

(c) where the Ordinary Shares are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities during the VWAP Period, the VWAP shall be adjusted by the Directors as they consider appropriate and these RES Terms will be construed accordingly.

Any such adjustment will promptly be notified to RES Holders.

7.5 Ranking of Ordinary Shares

Each Ordinary Share issued on Conversion ranks equally with all other Ordinary Shares.

8 Exchange

8.1 Exchange by IAG

Subject to clause 8.2, IAG may require an Exchange at any time on or before 5.00pm (Sydney time) on the Expiry Date by giving a notice (**Exchange Notice**) to RES Holders according to clause 8.2.

8.2 Conditions to Exchange

Exchange may happen on up to two occasions only provided that, on each occasion:

(a) the number of Preference Shares to be issued does not exceed the number of RES on issue at the date of the Exchange Notice;

(b) the number of Preference Shares to be issued by IAG is a minimum of two million and a whole multiple of 10,000; and

(c) if any RES will remain on issue after the Exchange, the number of RES remaining on issue will not be less than two million.

8.3 Exchange Notice

An Exchange Notice must state:

(a) the Preference Share Issue Date, which must be no sooner than 10 Business Days and no later than 90 Business Days after the date the Exchange Notice is given;

(b) the number of Preference Shares to be issued;

(c) the Preference Share Initial Margin, which will be the RES Margin according to clause 3.1 at the date of the Exchange Notice; and

(d) the Preference Share Conversion Discount, which will be the RES Conversion Discount according to clause 7.1 at the date of the Exchange Notice.

If a RES Holder Redemption Notice has been given according to clause 6.4 in respect of a RES, an Exchange Notice may not be given in respect of that RES unless the Exchange Notice is given no later than where:

(e) clause 6.1(a) applies, 25 Business Days before the Reset Date; and

(f) clause 6.1(b) applies, 25 Business Days before the Realisation Date.

8.4 Exchange actions

On the Preference Share Issue Date in respect of any RES the subject of the Exchange Notice:

(a) IAG must give a Realisation Date Notice which must state:

(i) the Preference Share Issue Price being, for each Preference Share, an amount equal to the Redemption Amount; and

(ii) if, since the date of the Exchange Notice, the RES Margin or the RES Conversion Discount has been changed according to clause 9, the Preference Share Initial Margin and the Preference Share Conversion Discount as changed accordingly;

(b) IAG must complete a set of Preference Share Terms by including the Preference Share Issue Price, Preference Share Issue Date, Preference Share Initial Margin, Preference Share Conversion Discount, and the Bank Bill Rate for the first Dividend Period for the Preference Shares; and

(c) the relevant RES are Exchanged.

9 Reset provisions

9.1 Reset of distribution provisions

Subject to clause 9.2, the Issuer may on a Reset Date change any or all of:

(a) the next Reset Date;

(b) the RES Margin for each succeeding Interest Period until the next Reset Date; and

(c) the RES Conversion Discount.

These new terms will apply from (and including) the relevant Reset Date until (but not including) the next Reset Date. Any change made by the Issuer under this clause 9.1 must be notified according to clause 9.2 (**Reset Notice**).

9.2 Notification

(a) For a change made under clause 9.1 to be effective, the Reset Notice must be sent to the RES Holder no later than 50 Business Days before the relevant Reset Date.

(b) If the Issuer does not send a Reset Notice, the terms applying at the relevant Reset Date will continue. In this case, the next Reset Date will be such that the period to the next Reset Date is five years (in the case of the first Reset Date) or the same as the immediately preceding Reset Date (in any other case) until the relevant Reset Date.

10 Payments and other matters

10.1 Calculation of Interest Payments and Redemption Amounts

All calculations of payments will be rounded to four decimal places. For the purposes of making any payment in respect of a RES Holder's aggregate holding of RES, any fraction of a cent will be disregarded.

10.2 Deductions and gross-up

The Issuer may deduct from any payment payable to a RES Holder the amount of any withholding or other tax, duty or levy required by law to be deducted in respect of such payment (**Tax**).

If any deduction is required:

(a) the Issuer must pay the full amount required to be deducted to the relevant revenue authority within the time allowed for such payment without incurring penalty under the applicable law and will, if required by the RES Holder, deliver to the RES Holder the relevant receipt issued by the revenue authority without delay after it is received by the Issuer; and

(b) the Issuer must pay an additional amount (**Additional Amount**) to the RES Holder so that the RES Holder receives the same amount in respect of that payment as if no such deduction had been made from the payment except that no Additional Amount is payable in relation to any payment in respect of a RES:

(i) to, or to a third party on behalf of, a RES Holder who is liable to such Tax in respect of that RES by reason of the RES Holder having some connection with the Commonwealth of Australia or any political subdivision of the Commonwealth of Australia other than the mere holding of that RES or receipt of a payment on that RES;

(ii) to, or to a third party on behalf of, a RES Holder who could lawfully avoid (but has not avoided) the deduction or withholding by complying or procuring that any third party complies with any statutory requirements or by making or procuring that any third party makes a declaration of non-residence or similar cause for exemption to any revenue authority in the place where payment under that RES is made;

(iii) to, or to a third party on behalf of, a RES Holder who is liable to the Taxes in respect of that RES by reason of the RES Holder being an associate of the Issuer within the meaning of section 128F(9) of the Tax Act; or

(iv) to, or to a third party on behalf of, an Australian resident RES Holder, if that person has not supplied an appropriate tax file number, an Australian Business Number or exemption details.

This obligation in clause 10.2(b) is not subject to clause 3.3 or 4.8.

10.3 No set-off

The RES Holder has no right to set off any amounts owing by it to the Issuer against any claims owing by the Issuer.

10.4 Time limit for claims

A claim against the Issuer for payment according to these RES Terms is void unless made within five years of the due date for payment.

10.5 Manner of payment to RES Holders

An Interest Payment is payable by the Issuer to the RES Holder as provided in this clause 10.5. A Redemption Amount is payable by the Issuer to the Realisation Account. The Trustee will pay from that account moneys as provided in this clause 10.5, subject to the Trust Deed. In either case, moneys payable by the Issuer or the Trustee to a RES Holder may be paid in any manner the Issuer or Trustee (as the case may be) decides, including:

(a) by any method of direct credit determined by the Issuer or Trustee (as the case may be) to the RES Holder or RES Holders shown on the Register or to such person or place directed by them;

(b) by cheque sent through the post directed to the physical or postal address of the RES Holder as shown in the Register or, in the case of joint RES Holders, to the physical or postal address notified to the Registrar for receipt of such moneys (and in default of notification, to the physical or postal address shown in the Register as the address of the joint RES Holder first named in that Register); or

(c) by cheque sent through the post directed to such other physical or postal address as the RES Holder or joint RES Holders in writing direct.

10.6 Unpresented cheques

Cheques issued by the Issuer that are not presented within six months of being issued or such lesser period as determined by the Issuer may be cancelled. Where a cheque which is cancelled was drawn in favour of a RES Holder, the moneys to be held by the Issuer for the RES Holder as a non-interest bearing deposit or paid by the Issuer according to the legislation relating to unclaimed moneys.

10.7 Unsuccessful transfers

Subject to applicable law and the ASX Listing Rules, where the Issuer or Trustee:

(a) decides that an amount is to be paid to a RES Holder by a method of direct credit and the RES Holder has not given a direction as to where amounts are to be paid by that method; or

(b) attempts to pay an amount to a RES Holder by direct credit, electronic transfer of funds or any other means and the transfer is unsuccessful; or

(c) has made reasonable efforts to locate a RES Holder but is unable to do so,

the amount is to be held by the payer for the RES Holder as a non-interest bearing deposit until the RES Holder or any legal personal representative of the RES Holder claims the amount. If moneys or equivalent securities payable to the RES Holder under the RES have not been claimed by the RES Holder or any legal personal representative of the RES Holder for a period of 12 months after first becoming payable, those moneys or equivalent securities shall:

(d) be paid by the Trustee to the Issuer, if the Trustee has actual possession and control of such moneys or equivalent securities; and

(e) become the property of the Issuer.

10.8 Payment to joint RES Holders

A payment to any one of joint RES Holders will discharge the Issuer's liability in respect of the payment.

11 Amendment of these RES Terms

11.1 Amendment without consent

Subject to complying with all applicable laws, the Issuer and the Trustee may, by agreement in writing, amend these RES Terms:

(a) if the Issuer and Trustee are each of the opinion that the amendment is:

(i) of a formal, minor or technical nature;

(ii) made to cure any ambiguity or correct any manifest error;

(iii) expedient for the purpose of enabling RES to be listed for quotation or to retain listing on any stock exchange or to be offered for, or subscription for, sale under the laws for the time being in force in any place and it is otherwise not considered by the Issuer and the Trustee to be materially prejudicial to the interests of RES Holders as a whole;

(iv) necessary to comply with the provisions of any statute or the requirements of any statutory authority;

(v) to evidence the succession of another person to the Issuer and the assumption by any such successor of the undertakings and obligations of the Issuer under these RES Terms; or

(vi) done according to the Issuer's right in clause 7.4(c); or

(b) generally in any case where such amendment is considered by the Issuer and the Trustee not to be materially prejudicial to the interests of RES Holders as a whole.

11.2 Amendment with consent

Without limiting clause 11.1, the Issuer and the Trustee may amend these RES Terms if the amendment has been approved by a Special Resolution.

11.3 Meanings

In this clause 11, **amend** includes modify, cancel, alter or add to and **amendment** has a corresponding meaning.

12 Notices

12.1 Form

All notices, certificates, consents, approvals, waivers and other communications in connection with RES must be given in writing, signed by or on behalf of the sender and marked for attention as set out or referred to in the Details or, if the recipient has notified otherwise, then marked for attention in the way last notified.

12.2 Delivery

They must be:

(a) left at the address set out or referred to in the Details; or

(b) sent by prepaid post (airmail, if appropriate) to the address set out or referred to in the Details; or

(c) sent by fax to the fax number set out or referred to in the Details; or

(d) given in any other way permitted by law.

However, if the intended recipient has notified a changed postal address or changed fax number, then the communication must be to that address or number.

12.3 When effective

They take effect from the time they are received unless a later time is specified in them.

12.4 Receipt – postal

If sent by post, they are taken to be received three days after posting (or seven days after posting if sent to or from a place outside Australia).

12.5 Receipt – fax

If sent by fax, they are taken to be received at the time shown in the transmission report as the time that the whole fax was sent.

12.6 Receipt – general

Despite clauses 12.4 and 12.5, if they are received after 5.00pm in the place of receipt or on a day which is not a Business Day, they are taken to be received at 9.00am on the next Business Day.

12.7 Non-receipt of notice by a RES Holder

The non-receipt of a notice by a RES Holder or an accidental omission to give notice to a RES Holder will not invalidate the giving of that notice either in respect of that RES Holder or generally.

13 Substitution of Issuer

13.1 Substitution of Issuer

The Issuer may without the consent of RES Holders, substitute for itself any other IAG Entity (which may be incorporated in any country) as the debtor in respect of RES (**Substituted Issuer**) by giving notice to RES Holders and the Trustee, provided that:

(a) the Issuer and the Substituted Issuer have entered into all documents which are necessary to give effect to the substitution and in which the Substituted Issuer has undertaken in favour of RES Holders to be bound by these RES Terms and the Trust Deed, as the debtor in respect of the RES in place of the Issuer (or of any previous substitute under this clause 13) and each other Transaction Document to which the Issuer is party;

(b) the Substituted Issuer and the Issuer have obtained all necessary authorisations, regulatory and governmental approvals and consents for such substitution and for the performance by the Substituted Issuer of its obligations under RES and the documents effecting the substitution and each Transaction Document to which the Issuer is party;

(c) if applicable, the Substituted Issuer has appointed a process agent as its agent to receive service of process on its behalf in relation to any legal proceedings in connection with RES and each Transaction Document to which the Issuer is party; and

(d) except where the Trustee is satisfied that the substitution is not materially prejudicial to the interests of RES Holders as a whole, the Trustee has given its consent in writing to the substitution, which consent must not be unreasonably withheld or delayed.

13.2 Substituted Issuer's rights and obligations under documents

Upon any substitution according to clause 13.1, the Substituted Issuer succeeds to, and is substituted for, the Issuer under the RES with the same rights and obligations as if the Substituted Issuer had been named as the Issuer in these RES Terms and the Trust Deed, and the Issuer is released from its obligations under the RES, the RES Terms and the Trust Deed.

13.3 Further substitutions

After a substitution under clause 13.1, the Substituted Issuer may, without the consent of RES Holders or the Trustee, effect a further substitution (including to the Issuer or a previous Substituted Issuer). All the provisions specified in clauses 13.1 and 13.2 will apply (with necessary changes) and references in the RES Terms and the Trust Deed to the Issuer are taken, where the context so requires, to be or include references to any such further Substituted Issuer.

13.4 Notice to RES Holders

The Issuer must notify RES Holders of the particulars of any substitution according to this clause 13 in writing as soon as practicable after the substitution.

14 Quotation and Foreign RES Holders

14.1 Quotation on ASX

The Issuer must use all reasonable endeavours and furnish all such documents, information and undertakings as may be reasonably necessary in order to procure, at its own expense, quotation of RES on ASX.

14.2 Foreign RES Holders

Where RES held by a Foreign RES Holder are to be Converted or Exchanged, unless IAG is satisfied that the laws of the Foreign RES Holder's country of residence (as shown in the Register) permit the issue of Ordinary Shares or Preference Shares to the Foreign RES Holder (but as to which IAG is not bound to enquire), either unconditionally or after compliance with conditions which IAG in its absolute discretion regards as acceptable and not unduly onerous, the Ordinary Shares or Preference Shares which the Foreign RES Holder is obliged to accept will be issued to a nominee who will sell those Ordinary Shares or Preference Shares and pay a cash amount equal to the net proceeds received, after deducting any applicable brokerage, stamp duty and other taxes and charges, to that Foreign RES Holder.

15 Governing law and jurisdiction

15.1 Governing law

These RES Terms are governed by the law in force in the State of New South Wales, Australia.

15.2 Jurisdiction

The Issuer and each RES Holder submits to the non-exclusive jurisdiction of the courts of the State of New South Wales, Australia for the purpose of any legal proceedings arising out of these RES Terms or the Trust Deed.

16 Interpretation and definitions

16.1 Interpretation

(a) Unless otherwise specified, a reference to a clause or paragraph is a reference to a clause or paragraph of these RES Terms.

(b) If a calculation is required under these RES Terms, unless the contrary intention is expressed, the calculation will be rounded to four decimal places.

(c) Headings and boldings are for convenience only and do not affect the interpretation of these RES Terms.

(d) The singular includes the plural and vice versa.

(e) A reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them.

(f) If an event under these RES Terms must occur on a stipulated day which is not a Business Day, then the stipulated day will be taken to be the next Business Day.

(g) A reference to dollars A$, $ or cents is a reference to the lawful currency of Australia.

(h) Calculations, elections and determinations made by the Issuer under these RES Terms are binding on RES Holders in the absence of manifest error.

(i) The terms 'ASTC operating rules', 'proper ASTC transfer', 'takeover bid', 'related body corporate', 'relevant interest', 'scheme of arrangement' and 'subsidiary', when used in these RES Terms have the meaning given in the Corporations Act.

(j) A reference to a party to an agreement includes a reference to a replacement or substitute of the party according to that agreement.

(k) A reference to an agreement or deed includes a reference to that agreement or deed as amended or restated from time to time.

16.2 Definitions for RES Terms

The following expressions have the following meanings:

Acquisition Event means:

(a) a takeover bid is made to acquire all or some of the Ordinary Shares and the offer is, or becomes, unconditional and:
   (i) the bidder has a relevant interest in more than 50% of the Ordinary Shares on issue; or
   (ii) the IAG Directors issue a statement recommending acceptance of the offer; or

(b) a court approves a scheme of arrangement which, when implemented, will result in a person having a relevant interest in more than 50% of the Ordinary Shares.

ADI means an authorised deposit-taking institution according to the Banking Act 1959 (Cwlth).

APRA means the Australian Prudential Regulation Authority (ABN 79 635 582 658) or any successor body responsible for prudential regulation of IAG or the Group.

ASTC means ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532).

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691).

ASX Listing Rules means the listing rules of ASX with any modifications or waivers in their application to the Issuer or IAG which ASX may grant.

ASX Market Rules means the market rules of ASX.

Authorised Officer means a person appointed by the party to act as an authorised officer for the purposes of these RES Terms.

Bank Bill Rate has the meaning given in clause 3.1.

Bookbuild means the process conducted by IAG or its agents prior to the opening of the Offer whereby certain investors and brokers lodge bids for RES and, on the basis of those bids, IAG determines the RES Initial Margin and announces its determination prior to the opening of the Offer.

Business Day has the meaning given in the ASX Listing Rules.

Cash means cash (including the credit balances of the Custodian Bank Account and overnight or 24 hour call deposits with ADIs with a short term credit rating of at least 'A-1' by S&P).

Conversion has the meaning given in clause 4.1(b) and **Convert** and **Convertible** have corresponding meanings.

Corporations Act means the Corporations Act 2001 (Cwlth).

Custodian means the custodian of the Portfolio appointed according to the Portfolio Management Agreement.

Custodian Bank Account means the bank account maintained by the Custodian according to the Portfolio Management Agreement.

Details means the section of the Trust Deed headed "Details".

Directors means some or all of the directors of the Issuer acting as a board.

Distributable Portfolio Income Amount means, with respect to a RES and an Interest Period, the Net Portfolio Income for that Interest Period divided by the number of RES on issue at the end of that Interest Period.

Distributable Portfolio Proceeds Amount means, with respect to a RES and a Realisation Date, the Net Portfolio Proceeds divided by the number of RES then being Redeemed, Converted or Exchanged.

Eligible Security means a debt security which complies with clause 1 of schedule 2 of the Portfolio Management Agreement.

Exchange has the meaning given in clause 4.1(c) and **Exchangeable** and **Exchanged** have corresponding meanings.

Exchange Notice has the meaning given in clause 8.1.

Expiry Date means the first of the following to occur:

(a) all RES have been redeemed according to these RES Terms;

(b) the Portfolio Principal Balance is zero; or

(c) a Winding-Up Event has occurred in respect of IAG.

Face Value has the meaning given in clause 1.2.

Foreign RES Holder means a RES Holder whose address in the Register is a place outside Australia.

Franking Rate (expressed as a decimal) means the franking percentage (within the meaning of Part 3-6 of the Tax Act or any provisions that revise or replace that Part) applicable to the franking account of IAG at the relevant Interest Payment Date.

Group means IAG and its controlled entities.

IAG means Insurance Australia Group Limited (ABN 60 090 739 923).

IAG Directors means some or all of the directors of IAG acting as a board.

IAG Entity means IAG and each of its related bodies corporate.

IAG Portfolio means IAG Portfolio Limited (ABN 38 111 769 843).

Interest Payment has the meaning given in clause 3.1.

Interest Payment Date has the meaning given in clause 3.7.

Interest Period means in respect of:

(a) the first Interest Period, the period from (and including) the Issue Date until (but not including) the first Interest Payment Date; and
(b) each subsequent Interest Period, the period from (and including) the preceding Interest Payment Date until (but not including) the next Interest Payment Date.

Interest Rate has the meaning given in clause 3.1.

Issue Date means the date on which RES are issued.

Issue Price has the meaning given in clause 1.2.

Issuer means IAG Finance (New Zealand) Limited (ABN 97 111 268 243), through its New Zealand branch.

Issuer Notice means a notice given by, or taken to be given by, the Issuer according to clause 5.2 or 6.7(b).

Liquidation Event means in respect of a party:

(a) the party ceases or suspends the conduct of all of its business;
(b) a proceeding is commenced by the party or a person that controls the party, for an order that the party be dissolved, wound up or liquidated or for the appointment of a provisional liquidator, liquidator, receiver, receiver and manager, administrator, controller or similar official in respect of the party or all or substantially all of its property;
(c) a proceeding for an order of a kind described in paragraph (b) (other than a proceeding which is frivolous or vexatious) is commenced by any other person and is not dismissed within 30 Business Days of filing;
(d) a provisional liquidator, liquidator, receiver, receiver and manager, administrator, controller or similar official is appointed in respect of the party or all or substantially all of its property and such appointment is not revoked or set aside within 30 Business Days of such appointment; or
(e) the party executes a deed of company arrangement or enters into an arrangement with its creditors.

Meeting Provisions means the provisions which regulate the holding and conduct of meetings of the RES Holders according to the Trust Deed.

Net Portfolio Income means the net cash income received on or in respect of the Portfolio in an Interest Period determined by IAG Portfolio as follows:

(a) all interest and other distributions on the assets in the Portfolio;
(b) any net realised gains on the disposal of any assets in the Portfolio;
(c) any net realised gains on the maturity of any assets in the Portfolio;
(d) any fees received by the Issuer referable to the Portfolio or any use of the Portfolio;
(e) any amounts recovered in respect of a Write-Off; and
(f) any amounts received from an IAG Entity for the credit of the Portfolio,

less:

(g) any net realised losses on the disposal of any assets in the Portfolio;
(h) any net realised losses on the maturity of any assets in the Portfolio;
(i) any expenses reasonably attributable to the amounts described in paragraphs (a) to (e) above (but not any income tax in respect of those amounts) and not otherwise taken into account; and
(j) the aggregate of:
    (i) any liabilities, costs, charges and expenses incurred in relation to RES and payable to the Trustee, Custodian or Registrar according to any relevant Transaction Document; and

(ii) any remuneration due and payable to a receiver or receiver and manager appointed by the Trustee in respect of the property of the Issuer or IAG Portfolio,

in each case to the extent unpaid.

Net Portfolio Proceeds means, with respect to a Realisation Date, the Realisation Amount but excluding:

(a) any amount attributable to the Net Portfolio Income for the period ending on the relevant Realisation Date; and

(b) the aggregate of:

(i) any liabilities, costs, charges and expenses incurred in relation to RES and payable to the Trustee or the Custodian; and

(ii) remuneration due and payable to a receiver or receiver and manager appointed by the Trustee in respect of the property of the Issuer or IAG Portfolio,

in each case to the extent (after the application of any Net Portfolio Income) unpaid.

Offer means the invitation made by the Issuer according to the prospectus issued in respect of RES dated 29 November 2004.

Optional Interest Payment has the meaning given in clause 3.5.

Ordinary Share means a fully paid ordinary share in the capital of IAG.

Ordinary Share Issue Price has the meaning given in clause 7.1.

Portfolio means the aggregate assets held by the Custodian for IAG Portfolio and managed by the Portfolio Manager according to the Portfolio Management Agreement.

Portfolio Management Agreement means the portfolio management agreement executed by the Issuer, IAG, IAG Portfolio, the Portfolio Manager, the Trustee and the Custodian after the date of the Trust Deed.

Portfolio Manager means IAG Asset Management Limited (ABN 94 054 552 046) appointed as portfolio manager according to the Portfolio Management Agreement.

Portfolio Principal Balance means, at any time, the aggregate of the purchase prices of Portfolio Securities, and the aggregate amount of Cash at that time.

Portfolio Security means a debt obligation included in the Portfolio.

Preference Share means a fully paid preference share in the capital of IAG issued on Exchange according to the Preference Share Terms.

Preference Share Conversion Discount means the conversion discount for Preference Shares determined according to clauses 8.3(d) and 8.4(a)(ii).

Preference Share Initial Margin means the margin according to the Preference Share Terms.

Preference Share Issue Date means the date the Preference Shares are issued according to clause 8.3.

Preference Share Issue Price has the meaning given in clause 8.4(a)(i).

Preference Share Terms means the terms of issue of the Preference Shares, incorporated as schedule 2 to the Trust Deed.

Pricing Supplement means an instrument executed by the Issuer substantially in the form of schedule 4 to the Trust Deed stating the RES Initial Margin and the aggregate number of RES to be issued.

Realisation Account means the account in the name of the Trustee with an ADI into which only the Realisation Amount in respect of the Portfolio (or a Relevant Part) must be credited.

Realisation Amount means, with respect to a Realisation Date, the gross proceeds actually received on a realisation of the Portfolio or, where not all RES are to be Redeemed, Converted or Exchanged, a Relevant Part including any amount received from IAG under clause 6.1(a) of the Portfolio Management Agreement, less all costs and expenses incurred in connection with that realisation (but not any income tax in respect of that amount).

Realisation Date means:

(a) in the case of a Redemption, the date on which Redemption is to occur according to clause 4.2, 5.2 or 6.5;

(b) in the case of a Conversion, the date on which Conversion is to occur according to clause 5.2 or 6.5; and

(c) in the case of Exchange, the Preference Share Issue Date.

Realisation Date Notice means a notice given by the Issuer on a Realisation Date under clause 7.1 or 8.4.

Record Date means for payment of:

(a) an Interest Payment:
  (i) the date which is 11 Business Days before the Interest Payment Date for that Interest Payment; or
  (ii) in the case of the first Interest Payment Date, if the Issue Date is less than 11 Business Days before the first Interest Payment Date, the Issue Date; and

(b) an Optional Interest Payment, the date prior to the payment of the Optional Interest Payment that is determined by the Issuer,

or such other date as may be required by ASX.

Redemption has the meaning given in clause 4.1(a) and **Redeem** and **Redeemed** have corresponding meanings.

Redemption Amount means the amount payable to redeem RES on a Conversion, Exchange or Redemption according to clauses 4.1, 4.2, 4.7, 4.8 and 4.9.

Register means the register of RES maintained by the Registrar.

Registrar means Computershare Investor Services Pty Limited (ABN 48 078 279 277) or any other registrar that maintains the Register.

Regulatory Event means:

(a) the receipt by the Issuer or IAG of an opinion from a reputable legal counsel that, as a result of any amendment to, clarification of, or change (including any announcement of a prospective change) in, any law or regulation affecting securities laws of Australia or New Zealand or any official administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations which amendment, clarification or change is effective, or pronouncement, action or decision is announced, on or after the Issue Date, additional requirements would be imposed on the Issuer or IAG which the Issuer or IAG determines, at its absolute discretion, to be unacceptable;

(b) the determination by the IAG Directors that IAG is not or will not be entitled to treat all Preference Shares, when and if issued, as Tier 1 Capital; or

(c) the determination by the IAG Directors that IAG is not or will not be entitled according to applicable accounting standards to treat the Portfolio and its liability (on a consolidated basis) in respect of RES as off-set so that only the net amount (if any) is reported in its consolidated balance sheet.

Relevant Part means the part of the Portfolio determined by the Portfolio Manager comprising assets, the fair market value of which bears to the fair market value of the Portfolio as a whole, the same proportion as the number of RES to be Redeemed, Converted or Exchanged bears to the total number of RES on issue immediately prior to the Redemption, Conversion or Exchange.

RES means perpetual reset exchangable securities as described in clause 1.1 and issued by the Issuer according to these RES Terms.

RES Conversion Discount has the meaning given in clause 7.1.

RES Holder means the person whose name is registered in the Register as the holder of a RES.

RES Holder Redemption Notice has the meaning given in clause 6.4.

RES Initial Margin has the meaning given in clause 3.1.

RES Margin has the meaning given in clause 3.1.

RES Terms means these terms of issue of RES.

Resale has the meaning given in clause 6.7 and **Resell** and **Resold** have corresponding meanings.

Reset Date means, for the first Reset Date, 15 March 2010 and each subsequent Reset Date will occur on the fifth anniversary of the previous Reset Date unless changed according to clause 9.

Reset Notice has the meaning given in clause 9.1.

Special Resolution means a resolution passed at a meeting of RES Holders or by postal ballot (where allowed under the Meeting Provisions of the Trust Deed) by a majority of not less than 75% of the votes cast on it.

S&P means Standard & Poor's Rating Services.

Substituted Issuer has the meaning given in clause 13.

Tax Act means:

(a) the Income Tax Assessment Act 1936 (Cwlth) or the Income Tax Assessment Act 1997 (Cwlth) as the case may be, and a reference to any section of the Income Tax Assessment Act 1936 (Cwlth) includes a reference to that section as rewritten in the Income Tax Assessment Act 1997 (Cwlth); and

(b) any other Act setting the rate of income tax payable and any regulation promulgated under it.

Tax Event means the receipt by the Issuer or IAG of an opinion from a reputable legal counsel or other tax adviser in Australia or New Zealand or any other jurisdiction from which a payment is made on RES (each a **Relevant Jurisdiction**), experienced in such matters, to the effect that, as a result of:

(a) any amendment to, clarification of, or change (including any announced prospective change) in, the laws or treaties or any regulations of a Relevant Jurisdiction or any political subdivision or taxing authority of a Relevant Jurisdiction affecting taxation;

(b) any judicial decision, official administrative pronouncement, published or private ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to adopt such procedures or regulations) (**Administrative Action**); or

(c) any amendment to, clarification of, or change in an Administrative Action that provides for a position that differs from the current generally accepted position,

in each case, by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such amendment, clarification, change or Administrative Action is made known, which amendment, clarification, change or Administrative Action is effective or such pronouncement or decision is announced on or after the Issue Date, there is more than an insubstantial risk that IAG or the Issuer would be exposed to more than a de minimis increase in its costs (having regard to any tax deductions available to any IAG Entity and the ability of IAG to frank Interest Payments).

Tier 1 Capital means the core capital of IAG (on a solo basis if relevant) or the Group (on a consolidated basis) in each case, as defined by APRA.

Transaction Documents means:

(a) the Trust Deed (incorporating as schedule 1 these RES Terms and as schedule 2 the Preference Share Terms);

(b) the Portfolio Management Agreement; and

(c) any other document entered into in connection with any of them.

Trigger Event has the meaning given in clause 6.2.

Trigger Event Date means the date a Trigger Event occurs.

Trigger Event Notice has the meaning given in clause 6.3.

Trust Deed means the Trust Deed executed by the Issuer, IAG, IAG Portfolio and the Trustee on or around 20 November 2004.

Trustee means Permanent Trustee Company Limited (ABN 21 000 000 993) in its capacity as trustee for RES Holders according to the Trust Deed.

VWAP means, subject to any adjustments under clause 7.4, the average of the daily volume weighted average sale prices (rounded to the nearest full cent) of Ordinary Shares sold on ASX during the relevant period or on the relevant days but does not include any transaction defined in the ASX Market Rules as "special" crossings prior to the commencement of normal trading, crossings during the after hours adjust phase, crossings during the closing phrase, overnight crossings, or any overseas trades or trades pursuant to the exercise of options over Ordinary Shares.

VWAP Period means the period of 20 Business Days on which trading in Ordinary Shares took place immediately preceding the relevant Realisation Date.

Winding-Up Event means where an order is made, or an effective resolution is passed, for the winding up of a party which is not revoked or set aside within 30 Business Days of such order being made or resolution passed.

Write-Off means a Portfolio Security which has been deemed to have been sold for nil consideration and no longer to be a Portfolio Security on account of it not having been sold or disposed of within 30 days of it ceasing to be an Eligible Security.

Appendix C Preference Share Terms

1 Preference Shares

(a) Preference Shares are fully paid preference shares in the capital of Insurance Australia Group Limited (**IAG**). They are issued, and may be Redeemed or Converted, according to these Preference Share Terms.

(b) The issue price of each Preference Share (**Preference Share Issue Price**) is *[state amount which is the Preference Share Issue Price being an amount equal to the Redemption Amount as defined in the RES Terms]*.

(c) The Preference Share Issue Date is *[state date which is the Realisation Date as defined in the RES Terms]*.

2 Dividends

2.1 Dividends

Subject to these Preference Share Terms, each Preference Share entitles the Preference Shareholder on a Record Date to receive on the relevant Dividend Payment Date a dividend (**Dividend**) calculated according to the following formula:

$$\textbf{Dividend} = \frac{\textbf{Dividend Rate} \times \textbf{Preference Share Issue Price} \times \textbf{N}}{365}$$

where:

Dividend Rate (expressed as a percentage per annum) is calculated according to the following formula:

$$\textbf{Dividend Rate} = (\textbf{Bank Bill Rate} + \textbf{Preference Share Margin}) \times (1 - \textbf{T})$$

where:

Bank Bill Rate (expressed as a percentage per annum) means:

(a) for the first Dividend Period, *[insert the percentage per annum which is applicable under the RES Terms being:*

(i) if the Preference Share Issue Date is 15 March, 15 June, 15 September or 15 December (or the Business Day following that day if that day is not a Business Day), the Bank Bill Rate as determined according to clause 2.1(b) on that date; or

(ii) if the Preference Share Issue Date is any other date, the Bank Bill Rate applicable to RES immediately prior to the issue of the Preference Shares]; and

(b) for any other Dividend Period, the average mid-rate for bills of a term of 90 days which average rate is displayed on Reuters page BBSW (or any page which replaces that page) on the first Business Day of the Dividend Period or if there is a manifest error in the calculation of that average rate or that average rate is not displayed by 10.30am (Sydney time) on that date, the rate specified in good faith by IAG at or around that time on that date having regard, to the extent possible, to:

(i) the rates otherwise bid and offered for bills of a term of 90 days or for funds of that tenor displayed on Reuters page BBSW (or any page which replaces that page) at that time on that date; or

(ii) if bid and offer rates for bills of a term of 90 days are not otherwise available, the rates otherwise bid and offered for funds of that tenor at or around that time on that date;

Preference Share Margin (expressed as a percentage per annum) means in respect of the period:

(a) to (but not including) the Step-Up Date, *[insert RES Margin immediately prior to the issue of the Preference Shares]* (**Preference Share Initial Margin**); and

(b) from (and including) the Step-Up Date, the Preference Share Initial Margin plus 1.00% per annum; and

T (expressed as a decimal) means the Australian corporate tax rate applicable to the franking account of IAG at the relevant Dividend Payment Date; and

N means in respect of:

(a) the first Dividend Payment Date, the number of days from (and including) the Preference Share Issue Date until (but not including) the first Dividend Payment Date; and

(b) each subsequent Dividend Payment Date, the number of days from (and including) the preceding Dividend Payment Date until (but not including) the relevant Dividend Payment Date.

2.2 Franking adjustments

If any Dividend is not franked to 100% under Part 3-6 of the Tax Act (or any provisions that revise or replace that Part), the Dividend will be calculated according to the following formula:

$$\textbf{Dividend} = \frac{\textbf{D}}{1 - [\textbf{T} \times (1 - \textbf{F})]}$$

where:

D means the Dividend calculated under clause 2.1;

T has the meaning given in clause 2.1; and

F means the applicable Franking Rate.

2.3 Payment of a Dividend

Each Dividend (including an Optional Dividend) is subject to:

(a) the IAG Directors, at their absolute discretion, determining the Dividend to be payable;

(b) IAG having profits available for the payment of the Dividend;

(c) such payment of the Dividend not resulting in the Total Capital Adequacy Ratio or the Tier 1 Capital Ratio of the Group (on a consolidated basis) not complying with APRA's then current capital adequacy guidelines as they are applied to the Group at the time;

(d) unless APRA indicates that it has no objection, the amount of the Dividend not exceeding the profits after tax of the Group (on a consolidated basis) for the immediately preceding two half yearly financial periods for which results have been publicly announced by IAG (or any other amount as determined by APRA in its discretion to be applicable for the purpose of the Group's Tier 1 Capital instruments) less the aggregate amount of dividends or other distributions paid or payable by a member of the Group on its Tier 1 Capital instruments (but not including a dividend or distribution paid or payable to a member of the Group by another member of the Group) in the 12 month period up to and including the Dividend Payment Date; and

(e) APRA not otherwise objecting to the payment of the Dividend.

The IAG Directors, at their absolute discretion, may determine an Optional Dividend to be payable on any date, subject to this clause 2.3.

2.4 Dividends are non-cumulative

Dividends are non-cumulative. If all or any part of a Dividend (including an Optional Dividend) is not paid because of clause 2.3, IAG has no liability to pay the unpaid amount of the Dividend and, notwithstanding the IAG Directors' discretion to pay an Optional Dividend under clause 2.3, Preference Shareholders have no claim or entitlement in respect of such non-payment.

2.5 Dividend Payment Dates

Subject to this clause 2, Dividends (other than Optional Dividends) will be payable in arrears on the following dates (each a **Dividend Payment Date**):

(a) each 15 March, 15 June, 15 September or 15 December occurring after the Preference Share Issue Date until the Preference Share Exchange Date; and

(b) the Preference Share Exchange Date.

If a Dividend Payment Date is a day which is not a Business Day, then the Dividend Payment Date will be the next day which is a Business Day.

2.6 Record Dates

A Dividend is only payable on a Dividend Payment Date to those persons registered as Preference Shareholders on the Record Date for that Dividend.

An Optional Dividend is only payable on the date of payment determined by the IAG Directors to those persons registered as Preference Shareholders on the Record Date for that Optional Dividend.

2.7 Deductions

IAG may deduct from any Dividend payable the amount of any withholding or other tax, duty or levy required by law to be deducted in respect of such amount. If any such deduction has been made and the amount of the deduction accounted for by IAG to the relevant revenue authority and the balance of the Dividend payable has been paid to the relevant Preference Shareholder, then the full amount payable to such Preference Shareholder shall be deemed to have been duly paid and satisfied by IAG.

IAG shall pay the full amount required to be deducted to the relevant revenue authority within the time allowed for such payment without incurring any penalty under the applicable law and shall, if required by any Preference Shareholder, deliver to that Preference Shareholder the relevant receipt issued by the revenue authority without delay after it is received by IAG.

2.8 Restrictions in the case of non-payment

If:

(a) for any reason a Dividend has not been paid in full within 20 Business Days after the relevant Dividend Payment Date; or

(b) an Interest Payment scheduled to be paid on a RES that has been exchanged for a Preference Share was not paid in full within 20 Business Days of the relevant Interest Payment Date because of clause 3.3(b) of the RES Terms and remains unpaid,

IAG must not, without approval of a Special Resolution:

(c) declare or pay a dividend or make any distribution on any capital over which Preference Shares rank in priority for participation in profits; or

(d) redeem, reduce, cancel or acquire for any consideration any capital of IAG other than Preference Shares or capital ranking equally with or in priority to Preference Shares,

unless:

(e) four consecutive Dividends stated to be payable on Preference Shares after the Dividend Payment Date of the Dividend that has not been paid have been paid in full; or

(f) with the prior approval of APRA (if approval is then required), an optional dividend (**Optional Dividend**) has been paid to Preference Shareholders equal to the aggregate unpaid amount of any unpaid Dividends and Interest Payments which were scheduled to be paid in the 12 months prior to the date of payment of the Optional Dividend; or

(g) all Preference Shares have been Redeemed or Converted.

3 Redemption or Conversion

3.1 Redemption or Conversion

(a) **Redemption** means to redeem, buy back (other than by an on-market buy-back) or reduce capital in connection with Preference Shares (or any combination of these) for an amount of cash equal to the Preference Share Issue Price according to clause 3.6; and

(b) **Conversion** means to convert Preference Shares to a number of Ordinary Shares equivalent in value to the Preference Share Issue Price according to clause 3.7.

3.2 Redemption or Conversion by Preference Shareholders

Preference Shareholders have no right to seek or initiate Redemption or Conversion.

3.3 Redemption or Conversion by IAG

IAG may require Redemption or Conversion by giving a notice to Preference Shareholders (**Preference Share Exchange Notice**):

(a) at any time and in respect of all or some Preference Shares, if a Regulatory Event or Tax Event occurs;

(b) at any time and in respect of all (but not some only) Preference Shares, if the number of Preference Shares on issue is less than one million;

(c) no later than 35 Business Days after IAG has announced that an Acquisition Event has occurred according to clause 3.10, in respect of all (but not some only) Preference Shares; or

(d) at least 35 Business Days (but not more than three months) before any Dividend Payment Date from (and including) the Step-Up Date, in respect of all or some Preference Shares.

3.4 Preference Share Exchange Notices

(a) A Preference Share Exchange Notice given by IAG under clause 3.3 is irrevocable.

(b) If IAG gives a Preference Share Exchange Notice under clause 3.3, it must elect and specify which of the following it intends to do in respect of each Preference Share which is the subject of the Preference Share Exchange Notice:

(i) Redeem according to clause 3.6; or

(ii) Convert according to clause 3.7.

(c) A Preference Share Exchange Notice may specify that some Preference Shares which are the subject of the Preference Share Exchange Notice will be Redeemed and that some will be Converted.

(d) A Preference Share Exchange Notice must:

(i) state the date on which the Redemption or Conversion is to occur (**Preference Share Exchange Date**) which, in the case of a Preference Share Exchange Notice given under:

(A) clause 3.3(a), 3.3(b) or 3.3(c), will be the last Business Day of the month following the month in which the Preference Share Exchange Notice was given by IAG unless IAG determines an earlier Preference Share Exchange Date having regard to the best interests of Preference Shareholders (collectively) and the relevant event; and

(B) clause 3.3(d), will be the Dividend Payment Date immediately following the date the Preference Share Exchange Notice was given by IAG;

(ii) if the Preference Share Exchange Notice provides that Preference Shares are to be Redeemed, state whether the Preference Share Issue Price is payable by way of redemption, buy-back or reduction of capital or any combination of these; and

(iii) if less than all Preference Shares are being Redeemed or Converted, state the number of Preference Shares in each Preference Shareholder's holding that are to be Redeemed or Converted.

3.5 Partial Redemption or Conversion

(a) IAG cannot give a Preference Share Exchange Notice in respect of only some Preference Shares under clause 3.3 if, as at the date of the Preference Share Exchange Notice, the Redemption or Conversion would result in the number of Preference Shares on issue being less than one million.

(b) If some but not all Preference Shares are Redeemed or Converted, IAG must endeavour to treat Preference Shareholders on an approximately proportionate basis, but may discriminate to take account of the effect on marketable parcels and other logistical considerations.

3.6 Redemption

Subject to APRA's approval (if approval is then required), if IAG elects to Redeem the following provisions apply:

(a) IAG may Redeem the Preference Shares specified in the Preference Share Exchange Notice by payment of the Preference Share Issue Price to the Preference Shareholder on the relevant Preference Share Exchange Date;

(b) upon payment of the Preference Share Issue Price to the Preference Shareholder, all other rights conferred, or restrictions imposed, by the Preference Shares held by that Preference Shareholder under these Preference Share Terms will no longer have effect;

(c) if the Redemption involves a buy-back of Preference Shares, each Preference Shareholder agrees to accept the buy-back offer for their Preference Shares to which the Preference Share Exchange Notice relates and will be deemed to have sold those Preference Shares to IAG on the Preference Share Exchange Date; and

(d) if the Redemption involves a reduction of capital with respect to Preference Shares and under applicable law Preference Shareholders are entitled to vote on a resolution to approve that reduction of capital, each Preference Shareholder agrees to vote in favour of that resolution.

3.7 Conversion

If IAG elects to Convert, the following provisions apply:

(a) each Preference Share that is being Converted will Convert into one Ordinary Share on the Preference Share Exchange Date;

(b) each Preference Shareholder will be allotted, for no consideration, an additional number of Ordinary Shares for each Preference Share that is being Converted on the Preference Share Exchange Date equal to **one less than** the Conversion Number, where the Conversion Number is an amount calculated according to the following formula:

Conversion Number

$$= \frac{\textbf{Preference Share Issue Price}}{\textbf{VWAP} \times (1 - \textbf{Preference Share Conversion Discount})}$$

where:

VWAP (expressed as a dollar value) means the VWAP during the VWAP Period; and

Preference Share Conversion Discount (expressed as a decimal) means a conversion discount of *[insert decimal, being 0.025 or such other decimal as changed according to clause 9 of the RES Terms]*;

(c) if the total number of additional Ordinary Shares to be allotted to a Preference Shareholder in respect of their aggregate holding of Preference Shares upon Conversion includes a fraction of an Ordinary Share, that fraction of an Ordinary Share will be disregarded;

(d) a Preference Share, upon Conversion, confers all of the rights attaching to one Ordinary Share but these rights do not take effect until 5.00pm (Sydney time) on the Preference Share Exchange Date. At that time:

(i) all other rights conferred or restrictions imposed on that Preference Share under these Preference Share Terms will no longer have effect (except for rights relating to a Dividend which has been determined to be payable but has not been paid on or before the Preference Share Exchange Date which will continue); and

(ii) the Ordinary Share resulting from a Conversion will rank equally with all other Ordinary Shares.

Conversion does not constitute a redemption, buy-back, cancellation or termination of a Preference Share or an issue, allotment or creation of a new Ordinary Share (other than the additional Ordinary Shares allotted under clause 3.7(b)); and

(e) for the purposes of calculating VWAP under clause 3.7(b):

(i) where, on some or all of the Business Days in the relevant VWAP Period, Ordinary Shares have been quoted on ASX as cum dividend or cum any other distribution or entitlement and Preference Shares will Convert into Ordinary Shares after the date those Ordinary Shares no longer carry that dividend or any other distribution or entitlement, then the VWAP on the Business Days on which those Ordinary Shares have been quoted cum dividend or cum any other distribution or entitlement shall be reduced by an amount **(Cum Value)** equal to:

(A) (in case of a dividend or other distribution), the amount of that dividend or other distribution including, if the dividend or other distribution is franked, the amount that would be included in the assessable income of a recipient of the dividend or other distribution who is both a resident of Australia and a natural person under the Tax Act;

(B) (in the case of any other entitlement which is traded on ASX on any of those Business Days), the volume weighted average sale price of all such entitlements sold on ASX during the VWAP Period on the Business Days on which those entitlements were traded; or

(C) (in the case of any other entitlement not traded on ASX during the VWAP Period), the value of the entitlement as reasonably determined by the IAG Directors; and

(ii) where, on some or all of the Business Days in the VWAP Period, Ordinary Shares have been quoted on ASX as ex dividend or ex any other distribution or entitlement, and Preference Shares will Convert into Ordinary Shares which would be entitled to receive the relevant dividend or other distribution or entitlement, the VWAP on the Business Days on which those Ordinary Shares have been quoted ex dividend or ex any other distribution or entitlement shall be increased by the Cum Value; and

(iii) where the Ordinary Shares are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities during the VWAP Period, the VWAP shall be adjusted by the IAG Directors as they consider appropriate. Any adjustment made by the IAG Directors will constitute an

alteration to these Preference Share Terms and will be binding on all Preference Shareholders and these Preference Share Terms will be construed accordingly. Any such adjustment will promptly be notified to all Preference Shareholders.

3.8 Power of attorney

Each Preference Shareholder appoints each of IAG, its officers and any liquidator or administrator of IAG (each an **Attorney**) severally to be the attorney of the Preference Shareholder with power in the name and on behalf of the Preference Shareholder to sign all documents and transfers and do any other thing as may in the Attorney's opinion be necessary or desirable to be done in order for the Preference Shareholder to observe or perform the Preference Shareholder's obligations under these Preference Share Terms including, but not limited to, accepting any buy-back offer or exercising voting power in relation to any consent or approval required for Redemption or Conversion.

The power of attorney given in this clause 3.8 is given for valuable consideration and to secure the performance by the Preference Shareholder of the Preference Shareholder's obligations under these Preference Share Terms and is irrevocable.

3.9 On-market buy-backs

Subject to APRA's approval (if approval is then required), IAG may buy back Preference Shares at any time and at any price by an on-market buy-back.

3.10 Notice of Acquisition Event

IAG must notify Preference Shareholders of the occurrence of an Acquisition Event by announcement to ASX as soon as practicable after becoming aware of that event.

4 Preference Shares general rights

4.1 Ranking

Preference Shares rank equally among themselves and with RPS1 and RPS2 in all respects and are subordinated to any depositors and creditors of IAG. The issue of any other preference shares or the conversion of any existing shares into preference shares which rank in priority to Preference Shares in respect of dividends or return of capital on a winding-up constitutes an alteration of the rights attached to Preference Shares and must not occur without the approval of a Special Resolution.

IAG reserves the right to issue further Preference Shares or preference shares, or permit the conversion of shares to preference shares, which rank equally with or behind existing Preference Shares, whether in respect of dividends, return of capital on a winding-up or otherwise. Such an issue does not constitute a variation or cancellation of the rights attached to the then existing Preference Shares.

4.2 Preferential dividend

Preference Shares rank in priority to Ordinary Shares for the payment of dividends.

4.3 Calculations of payments

All calculations of payments will be rounded to four decimal places. For the purposes of making any payment in respect of a Preference Shareholder's aggregate holding of Preference Shares, any fraction of a cent will be disregarded.

4.4 No set-off

Any amount due to a Preference Shareholder in respect of Preference Shares may not be set off against any claims by IAG on the Preference Shareholder.

4.5 Return of capital

If there is a return of capital on a winding-up of IAG, Preference Shareholders will be entitled to receive out of the assets of IAG available for distribution to Preference Shareholders, in respect of each Preference Share held, an amount of cash (**Liquidation Sum**) equal to the sum of:

(a) the amount of any Dividend (including any Optional Dividend) determined to be paid but unpaid; and

(b) the Preference Share Issue Price,

before any return of capital is made to Ordinary Shareholders or any other class of shares ranking behind Preference Shares.

4.6 Shortfall on winding-up

If, upon a return of capital on a winding-up of IAG, there are insufficient funds to pay in full the Liquidation Sum and the amounts payable in respect of any other shares in IAG ranking equally with Preference Shares on a winding up of IAG, Preference Shareholders and the holders of any such other shares will share in any distribution of assets of IAG in proportion to the amounts to which they are entitled respectively.

4.7 No participation in surplus assets

Preference Shares do not confer on their Preference Shareholders any further right to participate in the surplus assets of IAG on a winding up beyond payment of the Liquidation Sum.

4.8 Takeover bids and schemes of arrangement

If a takeover bid is made for Ordinary Shares, acceptance of which is recommended by the IAG Directors, or the IAG Directors recommend a scheme of arrangement in respect of the Ordinary Shares which takeover bid or scheme would result in a person other than IAG having a relevant interest in more than 50% of Ordinary Shares that will be on issue after the takeover or scheme of arrangement is implemented, the IAG Directors will use reasonable endeavours to procure that equivalent takeover offers are made to Preference Shareholders or that they are entitled to participate in the scheme of arrangement or a similar transaction.

4.9 No other rights

Preference Shares do not confer on Preference Shareholders any right to participate in profits or property of IAG except as set out in these Preference Share Terms.

Preference Shares do not confer on Preference Shareholders any right to subscribe for new securities in IAG or to participate in any bonus issues of shares in IAG's capital.

5 Voting rights

Preference Shareholders will not be entitled to vote at any general meeting of IAG except in the following circumstances:

(a) on a proposal:
  (i) to reduce the capital of IAG;
  (ii) that affects rights attached to Preference Shares;
  (iii) to wind up IAG; or
  (iv) for the disposal of the whole of the property, business and undertaking of IAG;
(b) on a resolution to approve the terms of a buy-back agreement other than a resolution to approve a Redemption;
(c) during a period in which a Dividend or part of a Dividend is in arrears; or
(d) during the winding-up of IAG.

Each Preference Shareholder who has a right to vote on a resolution is entitled to the number of votes specified in Article 11.23 of IAG's constitution (or any provision or provisions that revise or replace that Article).

6 Notice and reports

Each Preference Shareholder is entitled to receive notice of any general meeting of IAG and a copy of every circular and like document sent out by IAG to Ordinary Shareholders and to attend and speak at general meetings of IAG.

7 Quotation on ASX

IAG must use all reasonable endeavours and furnish all such documents, information and undertakings as may be reasonably necessary in order to procure, at its own expense, quotation of Preference Shares on ASX.

8 Amendment of these Preference Share Terms

8.1 Amendment without consent

Subject to complying with all applicable laws and with APRA's prior approval (if approval is then required), IAG may amend these Preference Share Terms:

(a) if IAG is of the opinion that the amendment is:
  (i) of a formal, minor or technical nature;
  (ii) made to cure any ambiguity or correct any manifest error;
  (iii) expedient for the purpose of enabling the Preference Shares to be listed for quotation or to retain listing on any stock exchange or to be offered for, or subscription for, sale under the laws for the time being in force in any place and it is otherwise not considered by IAG to be materially prejudicial to the interests of Preference Shareholders as a whole; or
  (iv) necessary to comply with the provisions of any statute or the requirements of any statutory authority;
(b) according to IAG's right in clause 3.7(e)(iii); or
(c) generally, in any case where such amendment is considered by IAG not to be materially prejudicial to the interests of Preference Shareholders as a whole.

8.2 Amendment with consent

Without limiting clause 8.1, IAG may, with APRA's prior approval (if approval is then required), amend these Preference Share Terms if the amendment has been approved by a Special Resolution.

8.3 Meanings

In this clause 8, **amend** includes modify, cancel, alter or add to and **amendment** has a corresponding meaning.

9 Interpretation and definitions

9.1 Interpretation

(a) Unless the context otherwise requires, if there is any inconsistency between the provisions of these Preference Share Terms and IAG's constitution, then to the maximum extent permitted by law, the provisions of these Preference Share Terms will prevail.

(b) Unless otherwise specified, the IAG Directors may exercise all powers of IAG under these Preference Share Terms as are not, by the Corporations Act or by IAG's constitution, required to be exercised by IAG in general meeting.

(c) Notices may be given by IAG to a Preference Shareholder in the manner prescribed by IAG's constitution for the giving of notices to members of IAG and the relevant provisions of IAG's constitution apply with all necessary modification to notices to Preference Shareholders.

(d) Unless otherwise specified, a reference to a clause is a reference to a clause of these Preference Share Terms.

(e) If a calculation is required under these Preference Share Terms, unless the contrary intention is expressed, the calculation will be rounded to four decimal places.

(f) Definitions and interpretation under IAG's constitution will also apply to these Preference Share Terms unless the contrary intention is expressed.

(g) Any provisions which refer to the requirements of APRA or any other prudential regulatory requirements will apply to IAG only if IAG is an entity, or the holding company of an entity, subject to regulation and supervision by APRA at the relevant time.

(h) The terms takeover bid, relevant interest, scheme of arrangement, buy-back and on-market buy-back when used in these Preference Share Terms have the meaning given in the Corporations Act.

(i) Headings and boldings are for convenience only and do not affect the interpretation of these Preference Share Terms.

(j) The singular includes the plural and vice versa.

(k) A reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them.

(l) If an event under these Preference Share Terms must occur on a stipulated day which is not a Business Day, then the stipulated day will be taken to be the next Business Day.

(m) A reference to dollars, A$, $ or cents is a reference to the lawful currency of Australia.

(n) Calculations, elections and determinations made by IAG under these Preference Share Terms are binding on Preference Shareholders in the absence of manifest error.

9.2 Definitions for Preference Share Terms

Acquisition Event means:

(a) a takeover bid is made to acquire all or some Ordinary Shares and the offer is, or becomes, unconditional and:
   (i) the bidder has a relevant interest in more than 50% of the Ordinary Shares on issue; or
   (ii) the IAG Directors issue a statement recommending acceptance of the offer; or

(b) a court approves a scheme of arrangement which, when implemented, will result in a person other than IAG having a relevant interest in more than 50% of the Ordinary Shares.

APRA means the Australian Prudential Regulation Authority (ABN 79 635 582 658) or any successor body responsible for prudential regulation of IAG or the Group.

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691).

ASX Listing Rules means the listing rules of ASX with any modifications or waivers in their application to IAG, which ASX may grant.

ASX Market Rules means the market rules of ASX.

Bank Bill Rate has the meaning given in clause 2.1.

Business Day means a business day as defined in the ASX Listing Rules.

Conversion has the meaning given in clause 3.1(b) and **Convert** and **Converted** have corresponding meanings.

Conversion Number has the meaning given in clause 3.7(b).

Corporations Act means the Corporations Act 2001 (Cwlth).

Dividend has the meaning given in clause 2.1.

Dividend Payment Date has the meaning given in clause 2.5 whether or not a Dividend is paid on that date.

Dividend Period means in respect of:

(a) the first Dividend Period, the period from (and including) the Preference Share Issue Date until (but not including) the first Dividend Payment Date following the Preference Share Issue Date; and

(b) each subsequent Dividend Period, the period from (and including) the preceding Dividend Payment Date until (but not including) the next Dividend Payment Date.

Dividend Rate has the meaning given in clause 2.1.

Franking Rate (expressed as a decimal) means the franking percentage (within the meaning of Part 3-6 of the Tax Act or any provisions that revise or replace that Part) applicable to the franking account of IAG at the relevant Dividend Payment Date.

Group means IAG and its controlled entities.

IAG means Insurance Australia Group Limited (ABN 60 090 739 923).

IAG Directors means some or all of the directors of IAG.

Interest Payment has the meaning given in the RES Terms.

Interest Payment Date has the meaning given in the RES Terms.

Liquidation Sum has the meaning given in clause 4.5.

Optional Dividend has the meaning given in clause 2.8(f).

Ordinary Share means a fully paid ordinary share in the capital of IAG.

Ordinary Shareholder means a person whose name is registered as the holder of an Ordinary Share.

Preference Share has the meaning given in clause 1(a).

Preference Share Conversion Discount has the meaning given in clause 3.7(b).

Preference Share Exchange Date has the meaning given in clause 3.4(d).

Preference Share Exchange Notice has the meaning given in clause 3.3.

Preference Share Initial Margin has the meaning given in clause 2.1.

Preference Share Issue Date has the meaning given in clause 1(c).

Preference Share Issue Price has the meaning given in clause 1(b).

Preference Share Margin has the meaning given in clause 2.1.

Preference Share Terms means these terms of issue of Preference Shares.

Preference Shareholder means a person whose name is registered as the holder of a Preference Share.

Record Date means for payment of:

(a) a Dividend, the date which is 11 Business Days before the Dividend Payment Date for that Dividend (or, in the case of the first Dividend Payment Date, if the Preference Share Issue Date is less than 11 Business Days before the first Dividend Payment Date, the Preference Share Issue Date); and

(b) an Optional Dividend, the date prior to the payment of the Optional Dividend that is determined by the IAG Directors,

or such other date as may be required by ASX.

Redemption has the meaning given in clause 3.1(a) and **Redeem** and **Redeemed** have corresponding meanings.

Regulatory Event means:

(a) the receipt by IAG of an opinion from a reputable legal counsel that, as a result of any amendment to, clarification of or change (including any announcement of a prospective change) in, any law or regulation affecting securities laws of Australia or any official administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations which amendment, clarification or change is effective, or pronouncement, action or decision is announced, on or after the Preference Share Issue Date, additional requirements would be imposed on IAG which the IAG Directors determine at their absolute discretion, to be unacceptable; or

(b) the determination by the IAG Directors that IAG is not or will not be entitled to treat all Preference Shares as Tier 1 Capital.

RES means perpetual reset exchangable securities that are redeemable for cash, convertible into Ordinary Shares and exchangeable into Preference Shares and issued by IAG Finance (New Zealand) Limited (ABN 97 111 268 243) according to the RES Terms.

RES Terms means the terms of issue of RES contained in schedule 1 to the Trust Deed.

RPS1 means the reset preference shares issued by IAG according to the terms of issue set out in appendix A of the prospectus dated 6 May 2002.

RPS2 means the reset preference shares issued by IAG according to the terms of issue set out in appendix A of the prospectus dated 20 May 2003.

Special Resolution means a resolution passed at a meeting of Preference Shareholders by a majority of at least 75% of the votes validly cast by Preference Shareholders in person or by proxy and entitled to vote on the resolution.

Step-Up Date means the first Dividend Payment Date on or after the ten year anniversary of the Preference Share Issue Date.

Tax Act means:

(a) the Income Tax Assessment Act 1936 (Cwlth) or the Income Tax Assessment Act 1997 (Cwlth) as the case may be and a reference to any section of the Income Tax Assessment Act 1936 (Cwlth) includes a reference to that section as rewritten in the Income Tax Assessment Act 1997 (Cwlth); and

(b) any other Act setting the rate of income tax payable and any regulation promulgated under it.

Tax Event means the receipt by IAG of an opinion from a reputable legal counsel or other tax adviser in Australia, experienced in such matters to the effect that, as a result of:

(a) any amendment to, clarification of, or change (including any announced prospective change), in the laws or treaties or any regulations of Australia or any political subdivision or taxing authority of Australia affecting taxation;

(b) any judicial decision, official administrative pronouncement, published or private ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to adopt such procedures or regulations) (**Administrative Action**); or

(c) any amendment to, clarification of, or change in, an Administrative Action that provides for a position that differs from the current generally accepted position,

in each case, by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such amendment, clarification, change or Administrative Action is made known, which amendment, clarification, change or Administrative Action is effective, or such pronouncement or decision is announced, on or after the Preference Share Issue Date, there is more than an insubstantial risk that IAG would be exposed to more than a de minimis increase in its costs (having regard to any tax deductions available to IAG and the ability of IAG to frank Dividends) in relation to Preference Shares.

Tier 1 Capital means the core capital of IAG (on a solo basis if relevant) or the Group (on a consolidated basis) in each case, as defined by APRA.

Tier 1 Capital Ratio means the ratio so described by APRA.

Total Capital Adequacy Ratio means the ratio so described by APRA.

Trust Deed means the trust deed executed by IAG Finance (New Zealand) Limited (ABN 97 111 268 243), IAG, IAG Portfolio Limited (ABN 38 111 769 843) and Permanent Trustee Company Limited (ABN 21 000 000 993) on or around 20 November 2004.

VWAP means, subject to any adjustments under clause 3.7(e), the average of the daily volume weighted average sale prices (rounded to the nearest full cent) of Ordinary Shares sold on ASX during the relevant period or on the relevant days but does not include any transaction defined in the ASX Market Rules as "special" crossings prior to the commencement of normal trading, crossings during the after hours adjust phase, crossings during the closing phase, overnight crossings, or any overseas trades or trades pursuant to the exercise of options over Ordinary Shares.

VWAP Period means the period of 20 Business Days on which trading in Ordinary Shares took place immediately preceding the relevant Preference Share Exchange Date.

Appendix D Financial Services Guide

What is the purpose and content of this guide?

This Financial Services Guide ("FSG") dated 11 March 2004 is an important document. You should read it carefully and make sure you understand it. This FSG provides generic information about UBS AG, Australia Branch (ABN 47 088 129 613) ("UBS AG", "us", "we", "our") and the services we offer.

This guide also provides specific information about how you pay for our services. UBS AG is providing this FSG to give you key information about the types of financial services we offer. The FSG is intended to assist you in deciding whether to use any of the services offered.

The FSG contains, among other things:

- a summary of the financial services which we are authorised to provide and the kinds of financial products to which those services relate;
- information about the capacity in which we act when providing services to you;
- information about your rights as an investor;
- details on how you can instruct us in relation to your investment;
- information about the Product Disclosure Statement(s) and any Statement of Advice which you may receive from us;
- information about remuneration that may be paid to us and other relevant persons in relation to the services provided;
- information about how complaints against us are dealt with; and
- information which you can request when you are provided with further market-related advice.

In addition to this FSG, you may, from time to time, receive from UBS AG, a Product Disclosure Statement ("PDS"), a Statement of Advice ("SOA"), or a Record of Advice.

It is not UBS AG's policy to provide personal financial product advice. If however, you do receive personal financial product advice from UBS AG, you will be provided with an SOA. The SOA will include a statement of UBS AG's advice, the basis for that advice, as well as information about remuneration and fees that UBS AG may receive in connection with giving you the advice and interests, relationships or associations that may influence the advice.

If UBS AG makes a recommendation to acquire a particular financial product (other than securities) or offer to issue, or arrange the issue of a financial product to you, it will also provide you with a PDS. There are a number of exceptions to when UBS AG must provide a PDS including: where you already have a current PDS; you hold a financial product of the same kind and you have access to current information about that kind of financial product; or the offer is made under a distribution reinvestment plan or switching facility.

The PDS contains details about the particular product and any significant risks associated with holding the product, any amounts that you must pay, and in the case of products which will or may generate a return, information about any commission or other similar payments that will or may impact on the amount of the returns payable to you.

Important information is provided below in answer to commonly asked questions.

Who will be responsible for the financial services given to you?

The financial services listed below will be provided by UBS AG. UBS AG is an Australian Financial Services Licensee under the Corporations Act (Licence No. 231087). It is a foreign Authorised Deposit-Taking Institution under the Banking Act 1959 (Cth), a Full Participant of the Sydney Futures Exchange, a Clearing Participant of SFE Clearing, and a Full Member of Austraclear.

What financial services are we authorised to provide?

UBS AG is authorised to provide the following financial services:

1. Advising in the following classes of financial products:
   - securities;
   - debentures, stocks or bonds issued or proposed to be issued by a government;
   - derivatives;
   - foreign exchange contracts;
   - warrants which may be managed investment products;
   - managed investment schemes (excluding investor directed portfolio services); and
   - deposit and payment products;
2. Dealing in the following classes of financial products:
   - securities;
   - debentures, stocks or bonds issued or proposed to be issued by a government;
   - derivatives;
   - foreign exchange contracts;
   - warrants which may be managed investment products;
   - managed investment schemes (excluding investor directed portfolio services); and
   - deposit and payment products;
3. Underwriting interests in managed investment schemes and issues of securities; and
4. Making markets for all financial products.

How will you pay for the services and how are any commissions, fees or other benefits calculated?

You may pay UBS AG a fee depending on the services and/or products you choose and the amount you invest.

In particular, UBS AG may receive fees and other benefits from the financial products that it issues to you. To the extent that a PDS is required for a transaction involving a particular financial product, the PDS for the financial product will disclose details of commissions, fees or other benefits received by UBS AG (and any of its related companies) in respect of the transaction involving that financial product.

Related entities of UBS AG may provide financial services in connection with financial products issued by UBS AG. For example, in respect of financial products issued by UBS AG, UBS Securities Australia Limited (ABN 62 008 586 481) may act as broker and market maker. UBS Nominees Pty Limited (ABN 32 001 450 522) may also provide custodial services for financial products provided by UBS AG.

Will anyone be paid for referring me to you?

UBS AG has arrangements with a number of financial intermediaries in relation to the provision of financial products by it to clients of those financial intermediaries. In those circumstances, a referral fee may be paid to the financial intermediary.

This referral fee is usually based on the value of the transaction or financial product that has been provided to you, and the total fee paid will range from 0% to 8% of the value of that transaction or product. The referral fee may be paid in the form of an upfront selling fee and/or periodic trail fees.

In what capacity do we act?

When providing the above financial services to you we act in a principal capacity and not as a representative of any other person.

What kind of advice will you receive?

It is UBS AG's policy not to provide personal financial product advice. To the extent any advice is given, it is general financial product advice and does not take account of your personal circumstances, needs or objectives. Thus any resulting investment may not be appropriate to your needs and objectives and you should carefully assess how appropriate the recommendations are in light of your particular investment objectives, financial situation and needs.

General financial product advice may also be given through research reports and in product disclosure statements. This advice is not personal advice as it does not consider your personal circumstances, needs or objectives. You should consider your personal objectives, financial situation and needs when reviewing this information before making any decision relating to a financial product, and seek professional independent advice if you think that is appropriate.

What are your rights as an investor?

Where you do receive personal financial product advice your adviser is obliged to have a reasonable basis for the advice given. This means that your adviser must give consideration to your investment objectives, financial situation and particular needs and conduct a reasonable investigation of the subject matter of the advice. If you do not wish to provide personal information, your adviser will be limited in his or her ability to make recommendations specific to your requirements.

You have the right to be advised about any remuneration (including commissions) or other benefit that UBS AG, your adviser and other relevant persons are to receive that may reasonably be expected to be capable of influencing the advice provided to you.

How can you instruct us to buy or sell your investment or change your service arrangements with us?

You must specify to your adviser or to UBS AG exactly what you want us to do. You may give us instructions by telephone, facsimile, in writing or any other means that we agree with you.

What information do we maintain in your file?

We maintain a record of items of personal information that you have provided to us, for example, as recorded in your account opening forms, financial product application forms or transaction documents.

All personal information (as defined in the Privacy Act 1988 (Cth)) collected from you will be used and stored by us in accordance with the Privacy Policy for UBS AG. A copy of the Privacy Policy can be made available to you on request.

What can you do if you have a complaint?

If you have a complaint about the service provided to you by UBS AG or any of their representatives, you should take the following steps.

1. Contact the UBS AG Representative with whom you have been dealing and tell that person about your complaint.
2. If your complaint is not satisfactorily resolved within 3 business days, please contact our Regional Manager in your State or put your complaint in writing and send it to us at the following address:

   The Complaints Officer
   c/- Legal & Compliance Department
   UBS
   Level 25, Governor Phillip Tower
   1 Farrer Place
   Sydney NSW 2000

We will try to resolve your complaint quickly and fairly.

3. If you still do not get a satisfactory outcome, you have the right to complain to:

   Financial Industry Complaints Service Limited
   PO Box 579, Collins Street West
   Melbourne VIC 8007
   Telephone: 1300 78 08 08
   Fax: 03 9621 2291
   Email: fics@fics.asn.au

The Australian Securities and Investment Commission (ASIC) also has a free call Infoline on 1300 300 630 which you may use to make a complaint and obtain information about your rights.

If you would like clarification of any of the matters discussed in this Guide, or require further information including a copy of our internal complaint policy, please contact your adviser.

Contact details

If you have any queries, you can contact us on (612) 9324 2000.

Your guide to completing the Application Form

Application Form

The securities to which this Application Form relates are Reset Exchangeable Securities (RES) offered by IAG Finance (New Zealand) Limited (a wholly-owned subsidiary of Insurance Australia Group Limited) through its New Zealand branch. Further details about RES are contained in the Prospectus dated 29 November 2004 issued by IAG Finance (New Zealand) Limited (Prospectus). The Prospectus will expire 13 months from the date of this Prospectus. While the Prospectus is current, paper copies of the Prospectus (and any supplementary or replacement prospectus) and Application Form may be obtained free of charge on request, by calling the **RES Information Line on 1300 666 635**.

You must complete this Application Form if you wish to apply for RES, the terms of which are set out in the Prospectus dated 29 November 2004 accompanying this Application Form. You should read the entire Prospectus carefully before completing this Application Form, as the Prospectus contains important information about investing in RES. To meet the requirements of the Corporations Act, you must not distribute this Application Form unless you distribute the Prospectus (and any supplementary or replacement prospectus) at the same time and by the same means in which you accessed this Application Form and Prospectus. RES will only be issued on receipt of an Application Form attached to, or accompanying, the Prospectus and Application Payment. If you are in doubt as to how to deal with this Application Form, please contact your stockbroker or professional adviser immediately.

A Number of RES applied for
Enter the number of RES you wish to apply for. The Application must be for a minimum of 50 RES. Applications for greater than 50 RES must be in multiples of 10 RES.

B Application Payment
Enter the amount of your Application Payment. To calculate the amount, multiply the number of RES by the Issue Price ($100.00). Please ensure you enclose Application Payment equalling this amount with your Application.

C Applicant name(s)
Enter the full name you wish to appear on the Holding Statement. This must be either your own name or the name of a company. Up to three joint Applicants may register. You should refer to the table below for the correct forms of registrable title. Applications using the wrong form of names may be rejected. CHESS participants should complete their name identically to that presently registered in CHESS.

D Postal address
Enter your postal address for all correspondence. All communications to you from the Registry will be mailed to the person(s) and address as shown. For joint Applicants, only one address can be entered.

E Contact details
Enter your contact details. These are not compulsory but will assist us if we need to contact you about your Application.

F CHESS participant
The Issuer will apply to ASX to participate in CHESS, operated by ASX Settlement and Transfer Corporation Pty Limited, a wholly-owned subsidiary of ASX. In CHESS, the Issuer will operate an electronic CHESS sub-register of security holdings and an electronic issuer sponsored sub-register of security holdings. Together, the two sub-registers will make up the Issuer's principal register of securities. The Issuer will not be issuing certificates to Applicants in respect of RES Allocated. If you are a CHESS participant (or are sponsored by a CHESS participant) and you wish to hold RES Allocated to you under this Application on the CHESS sub-register, enter your CHESS Holder Identification Number (HIN). Otherwise, leave this section blank and on Allocation, you will be sponsored by the Issuer and assigned a Securityholder Reference Number (SRN).

G Cheque details
Make your cheque payable to 'IAG RES Offer' in Australian dollars and crossed 'not negotiable'. Your cheque must be drawn on an Australian financial institution.

Complete the cheque details in the boxes provided. The total amount must match the amount shown in box B.

Cheque(s) will be processed on the day of receipt and as such, sufficient cleared funds must be held in your account as cheque(s) returned unpaid may not be re-presented and may result in your Application being rejected. Pin (do not staple) your cheque(s) to the Application Form where indicated. Cash will not be accepted. Receipts for Application Payments will not be forwarded.

Before completing the Application Form, you should read the Prospectus. By lodging the Application Form, you agree that this Application is upon and subject to the terms of the Prospectus, agree to take any number of RES that may be issued to you according to the Prospectus and declare that all details and statements made are complete and accurate. It is not necessary to sign the Application Form.

Correct forms of registrable title(s)

Note that ONLY legal entities are allowed to hold RES. Applications must be made in the name(s) of natural persons, companies or other legal entities in accordance with the Corporations Act. At least one full given name and the surname are required for each natural person.
The name of the beneficial owner or any other registrable name may be included by way of an account designation if completed exactly as described in the examples of correct forms of registrable title(s) below.

Type of investor	Correct form of registration	Incorrect form of registration
Individual person - use given name(s) in full, not initials	Mr John Alfred Smith	J.A. Smith
Joint - use given name(s) in full, not initials	Mr John Alfred Smith & Mrs Janet Marie Smith	John Alfred & Janet Marie Smith
Companies - use company title, not abbreviations	ABC Pty Ltd	ABC P/L ABC Co
Trusts - use trustee(s) personal name(s) - do not use the name of the trust	Ms Penny Smith <Penny Smith Family A/C>	Penny Smith Family Trust
Deceased estates - use executor(s) personal name(s) - do not use the name of the deceased	Mr Michael Smith <Est John Smith A/C>	Estate of Late John Smith
Minor (a person under the age of 18) - use the name of a responsible adult with an appropriate designation	Mr John Alfred Smith <Peter Smith A/C>	Peter Smith
Partnerships - use partners' personal name(s) - do not use the name of the partnership	Mr John Smith & Mr Michael Smith <John Smith & Son A/C>	John Smith & Son
Clubs/unincorporated bodies/business names - use office bearer(s) personal name(s) - do not use the name of the club etc	Mrs Janet Smith <ABC Tennis Association A/C>	ABC Tennis Association
Superannuation funds - use the name of trustee of the fund - do not use the name of the fund	John Smith Pty Ltd <Super Fund A/C>	John Smith Pty Ltd Superannuation Fund

IAG Insurance Australia Group

IAG Finance (New Zealand) Limited (ABN 97 111 268 243), through its New Zealand branch

The Issuer is a wholly-owned subsidiary of

Insurance Australia Group Limited (ABN 60 090 739 923).

Registry use only

Broker code

Adviser code

Use a black pen and print in CAPITAL letters inside the grey areas.

A **Number of RES applied for (minimum 50 RES)**

Issue Price per RES

at A$100.00

B **Application Payment**

A$ 0 0 0 . 0 0

C Individual/joint Applicants – refer to naming standards on the facing page for correct forms of registrable title(s)

Title or company name | Given name(s) | Surname

Joint Applicant 2 or designated account

Joint Applicant 3 or designated account

D Postal address

Unit | Street number | Street name or PO Box/other information

City/suburb/town | State | Postcode

E Contact details

Contact name

Telephone number – during business hours

( )

F CHESS participant

If you are an existing CHESS participant and you would like your RES to be allotted to your CHESS HIN, please provide your CHESS HIN in the box below.

CHESS Holder Identification Number (HIN) (if applicable)

X

Please note that if you supply a CHESS HIN but the name and address details on your Application Form do not correspond exactly with the registration details held in CHESS, your Application will be deemed to be made without the CHESS HIN, and any securities issued as a result of the Offer will be held on the issuer sponsored sub-register.

G Cheque details – make your cheque(s) payable to 'IAG RES Offer' and crossed 'not negotiable'

Drawer	Cheque number	BSB number	Account number	Amount of cheque
				A$
				A$

The General Offer closes at 5.00pm 5 January 2005 and the Broker Firm Offer closes at 10.00am 7 January 2005.

This Application Form relates to the Prospectus dated 29 November 2004 (and any supplementary or replacement prospectus).

Acknowledgements

By returning this Application Form and Application Payment, I/we agree to the following statements.

I/We:

- have personally received a paper or electronic copy of the Prospectus (and any supplementary or replacement prospectus) accompanying this Application Form and have read them all in full;
- have completed this Application Form correctly;
- acknowledge that once the Issuer receives this Application Form, I/we may not withdraw it;
- apply for the number of RES at the Australian dollar amount shown on the front of this Application Form;
- agree to being issued the number of RES that I/we apply for (or a lower number issued in a way allowed according to the Prospectus) or no RES at all;
- authorise the Issuer, IAG and the Lead Manager & Bookrunner and their respective officers or agents, to do anything on my/our behalf necessary for RES to be issued to me/us, including without limitation to sign any necessary security transfer document and to act on instructions received by the Registry upon using the contact details in box D or E;
- acknowledge that RES are not Ordinary Shares;
- acknowledge that, in some circumstances, the Issuer may not pay Interest Payments and, if Preference Shares are issued, IAG may not pay Dividends;
- acknowledge that the information contained in the Prospectus (or any supplementary or replacement prospectus) is not investment advice or a recommendation that RES are suitable for me/us, given my/our investment objectives, financial situation or particular needs; and
- represent and warrant that I am/we are not in the United States or New Zealand and I am/we are not a US Person (and not acting for the account or benefit of a US Person), and I/we will not offer, sell or resell RES in the United States or New Zealand to, or for the account or benefit of, any US Person or any member of the public in New Zealand.

Lodgement of Application

General Applications

Application Forms under the General Offer must be received at the following addresses by no later than 5.00pm on 5 January 2005.
Return the Application Form with Application Payment attached to:

by mail to the Registry:

Computershare Investor Services Pty Limited
Reply Paid 1486
Sydney NSW 2001

or

by hand delivery to the Registry:

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000

Broker Firm Applications

Broker Firm Applicants should contact their Participating Broker from whom they receive their firm Allocation of RES for information about submitting an Application Form and payment instructions.

Privacy statement

Personal information is collected on this form by Computershare Investor Services Pty Limited (Registry), as registrar for the Issuer, for the purpose of maintaining registers of securityholders and facilitating Interest Payments and other corporate actions and communications. Your personal information may be disclosed to the Registry's related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by the Registry, or you would like to correct information that is inaccurate, incorrect or out of date, please contact the Registry. In accordance with the Corporations Act, you may be sent material (including marketing material) approved by the Issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting the Registry. You can contact the Registry using the details provided above or email: privacy@computershare.com.au. Please see Section 10.10 for more information on how the Issuer or IAG may use the information provided by you on this Application Form.

If you have any enquiries concerning your Application or if you wish to obtain a paper copy of this Application Form or the Prospectus, please contact the RES Information Line on 1300 666 635, Monday to Friday (8.30am to 5.30pm). On request, a copy of this Application Form and the Prospectus will be provided to you without charge.

Corporate directory

Issuer
IAG Finance (New Zealand) Limited
Level 26, 388 George Street
Sydney NSW 2000

IAG Finance (New Zealand) Limited
New Zealand branch
IAG House
Level 10, 151 Queen Street
Auckland New Zealand

The Issuer is a wholly-owned subsidiary of
Insurance Australia Group Limited
Level 26, 388 George Street
Sydney NSW 2000

Legal adviser
Mallesons Stephen Jaques
Level 60, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

Auditor
KPMG
10 Shelley Street
Sydney NSW 2000

Tax adviser
Mallesons Stephen Jaques
Level 60, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

Trustee
Permanent Trustee Company Limited
Level 4, 35 Clarence Street
Sydney NSW 2000

Registry
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000

Lead Manager & Bookrunner
UBS AG, Australia Branch
Level 25, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

Senior Co-Managers
Citigroup Global Markets Australia Pty Limited
Level 22, 2 Park Street
Sydney NSW 2000

Goldman Sachs JBWere Pty Limited
Level 48, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

Macquarie Equities Limited
No.1 Martin Place
Sydney NSW 2000

Ord Minnett Limited
Level 8, NAB House
255 George Street
Sydney NSW 2000

UBS Private Clients Australia Limited
Level 8, 530 Collins Street
Melbourne VIC 3000

Co-Managers
Bell Potter Securities Limited
Level 33, Grosvenor Place
225 George Street
Sydney NSW 2000

Commonwealth Securities Limited
Level 14, 363 George Street
Sydney NSW 2000

Deutsche Securities Australia Limited
Level 18, Grosvenor Place
225 George Street
Sydney NSW 2000

Grange Securities Limited
Level 33, 264 George Street
Sydney NSW 2000

Tricom Equities Limited
Level 9, Exchange House
10 Bridge Street
Sydney NSW 2000

RES Information Line 1300 666 635

Monday to Friday (8.30am to 5.30pm)

IAG
Insurance
Australia
Group

Issuer

IAG Finance (New Zealand) Limited
(ABN 97 111 268 243),
through its New Zealand branch
The Issuer is a wholly-owned subsidiary of
Insurance Australia Group Limited
(ABN 60 090 739 923)

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

INSURANCE AUSTRALIA GROUP LIMITED

ABN

60 090 739 923

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	212,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	On the same terms as existing Ordinary Shares listed on ASX.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with *an existing +class of quoted +securities?* If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	An exercise price of $1 has been paid by each holder upon the exercise of the Performance Share Rights irrespective of the number rights exercised by that holder, ie $8 in total.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee Performance Share Rights
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 December 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,592,834,753	Ordinary Shares
3,500,000	Reset Preference Shares (IAGPA)
2,000,000	Reset Preference Shares (IAGPB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,353,219	Options over unissued shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Ordinary Shares will, from the date of allotment, carry the right to participate in dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

✓ Cheque

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Company Secretary   Date: 26 November 2004

Print name: Glenn Revell

== == == == ==

+ See chapter 19 for defined terms.

ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance Australia Group

29 November 2004

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

RESET EXCHANGEABLE SECURITIES (RES) – INITIAL MARGIN CONFIRMED

Please find attached media release confirming initial margin for the offer of RES following completion of bookbulid.

Yours sincerely

Glenn Revell
Company Secretary

Attachment (1 page)

Insurance Australia Group

MEDIA RELEASE

29 November 2004

Insurance Australia Group Limited
ABN 60 090 739 923

388 George Street
Sydney NSW 2000 Australia
iag.com.au

Initial margin set for Reset Exchangeable Securities; offer opens tomorrow

Insurance Australia Group Limited (IAG) today announced that the initial margin for the offer of Reset Exchangeable Securities (RES) has been set at 1.20% and the offer is scheduled to open tomorrow.

As detailed in an announcement on 22 November 2004, RES will offer investors non-cumulative, quarterly, floating rate interest payments that are expected to be fully franked, subject to certain interest payment tests. The floating interest rate is based on the 90 day bank bill rate plus the initial margin, adjusted for franking.

Following the completion of the bookbuild, the initial margin has been set at 1.20% per annum. Based on the minimum bank bill rate of 5.50% per annum as described in the prospectus, the interest rate for the first interest payment (to be made on 15 March 2005) will be at least 4.69% per annum, fully franked. This is equivalent to a grossed-up interest rate of at least 6.70% per annum. The interest rate for subsequent interest payments will vary based on the 90 day bank bill rate.

The offer is scheduled to open tomorrow, 30 November 2004, and the RPS holder offer and the general offer are scheduled to close at 5.00pm on 5 January 2005 and the broker firm offer is scheduled to close at 10.00am on 7 January 2005 (if the offer does not close earlier).

RES will be issued by IAG Finance (New Zealand) Limited, a wholly-owned subsidiary of IAG.

Interested investors are encouraged to request a prospectus and application form by calling the **RES Information Line on 1300 666 635** or by visiting **www.iag.com.au/res**. The offer is made in the prospectus and anyone wishing to acquire RES will need to complete the application form that will be in or will accompany it.

- ends

Insurance Australia Group is Australasia's leading general insurance group. The group includes some of Australia and New Zealand's most trusted brands – NRMA Insurance, SGIO, SGIC, CGU, Swann Insurance, State Insurance and NZI.

Media Relations				**Investor Relations**	
Name	Emma Foster	or	Will Sargent	**Name**	Anne O'Driscoll
Telephone	(02) 9292 8929		(02) 9292 9466	**Telephone**	(02) 9292 3169
Mobile	0411 013 170		0411 012 835	**Mobile**	0411 012 675

NRMA SGIO SGIC CGU Swann Insurance STATE NZI

82-34821

23 November 2004

Australian Securities and Investments Commission
Level 18, No 1 Martin Place
SYDNEY
NSW 2000

Dear Sir

Issue of Performance Award Rights (PAR) and Bonus Equity Shares (BES)

We attach, pursuant to CO 03/184 and CO 03/806, copies of the:

1. Insurance Australia Group Limited Share and Performance Award Rights Plan Trust Deed (**Trust Deed**);

2. Bonus Equity Share Plan (**BES Plan**) Terms;

3. For the offers under the BES Plan pursuant to the IMA LTI Plan a copy of the:

    a. Application Form; and

    b. Explanatory Booklet (including Cover Letter and Tax Guide);

4. Performance Award Rights Plan (**PAR Plan**) Terms;

5. For the offers made under the PAR Plan a copy of the:

    a. Application Form; and

    b. Explanatory Booklet (including Cover Letter and Tax Guide);

These documents (other than the Trust Deed), together with offers under the BES Plan, were first provided to eligible employees on 16 November 2004.

Yours sincerely

Glenn Revell
Company Secretary

The IAG Share and Performance Award Rights Plans Trust

Trust Deed

Mallesons Stephen Jaques

Rialto
525 Collins Street
Melbourne Vic 3000
Telephone (61 3) 9643 4000
Fax (61 3) 9643 5999
DX 101 Melbourne
Ref: JAC

Contents

Trust Deed

TRUST DEED

Date: [12 FEBRUARY 2001 AS AMENDED]

Parties: **INSURANCE AUSTRALIA GROUP LIMITED ("IAGL") (ABN 60 090 739 923)** of 388 George Street, Sydney, NSW
and
IAG SHARE PLAN NOMINEE PTY LIMITED (ABN 52 095 125 152) of 388 George Street, Sydney, NSW

Recitals:

A. IAGL wishes to establish a trust to give Employees selected by the Board and Non-Executive Directors of IAGL the opportunity to have greater involvement with, and share in the future growth and profitability of, the Group.

B. The Trustee has agreed to act as the first trustee of the Trust and has agreed to hold shares in relation to the Plan on the terms and conditions set out in this deed.

Operative provisions:

1 Definitions and interpretation

1.1 The following words and phrases have these meanings in this deed unless the contrary intention appears:

Acceptance Date means the date the Trustee makes a resolution in accordance with clause 4.5, 5.5, 6.5 or 7.5, as appropriate, in relation to an offer.

Account of a Participant means an account referred to in clause 10.

Accretion means any accretion, dividend, distribution, entitlement, benefit or right of whatever kind whether cash or otherwise which is issued, declared, paid, made, arises or accrues directly or indirectly to or in respect of a Share including, without limitation, any such entitlement relating to a subdivision, consolidation or other reconstruction, any rights issue, bonus issue, Entitlements Offer, or distribution from any reserve of IAGL and any reduction of capital.

Allocation Share means a Share allocated under clause 5.

Allocation Share Plan means the terms of the Trust as they apply to Allocation Shares.

Application Form means a form to offer to acquire Bonus Equity Shares, Allocation Shares, Equity Shares or NED Shares, as appropriate, under the Plan in the form determined by the Board from time to time.

ASX means Australian Stock Exchange Limited.

Auditor means any person registered as an auditor under the Corporations Law.

Board means all or some of the Directors acting as a board of IAGL or, if the relevant powers or discretions have been delegated by the Board, the committee or individuals acting as delegates of the Board.

Bonus Equity Share means a Share allocated under clause 4.

Bonus Equity Share Plan means the terms of the Trust as they apply to Bonus Equity Shares.

Bonus Shares means the shares in respect of the Shares held by the Trustee on behalf of a Participant issued as part of a bonus issue to security holders of IAGL.

Cash Dividend means a dividend declared or paid with respect to Shares which is payable wholly in cash or, in the case of a dividend declared or paid with respect to Shares which is payable only partly in cash, that part of the dividend which is payable in cash.

Director means a director of IAGL.

Employee means at the relevant time a permanent full time employee of a body corporate which is in the Group and a part time, fixed term or casual employee of the body corporate at that time (including a director of a body corporate in the Group who holds on a permanent full time or part time basis salaried employment in a body corporate which is in the Group).

Equity Share means a Share allocated under clause 6.

Equity Share Plan means the terms of the Trust as they apply to Equity Shares.

Entitlements Offer means an offer to subscribe for or otherwise acquire issued or unissued securities, whether of IAGL or any other body.

Event means:

(a) a takeover bid is made to the holders of issued ordinary fully paid shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(b) a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders

arrangement for the purpose of or in connection with a scheme for the reconstruction of IAGL or its amalgamation with any other companies;

(d) IAGL passes a resolution for voluntary winding up; or

(e) an order is made for the compulsory winding up of IAGL.

Executive means an Employee whom the Board determines to be in an executive position.

Group means IAGL and each body corporate that is a subsidiary of IAGL under Division 6 of Part 1.2 of the Corporations Law.

Listing Rules means the Listing Rules of ASX as published from time to time, as amended by either a ruling or waiver given by the ASX to IAGL.

NED Share means a Share allocated under clause 7.

NED Share Plan means the terms of the Trust as they apply to NED Shares.

Net Income means, in respect of a financial year of the Trust, an amount which the Trustee determines to be the "net income" (as defined in Section 95 of the *Income Tax Assessment Act 1936*) of the Trust for the Year of Income.

IAGL means Insurance Australia Group Limited (ABN 60 090 739 923).

IAGL shares or **shares** means fully paid ordinary shares in the capital of IAGL.

Non-Executive Director means a Director who is not an Executive.

Offer Closing Date means the date for receipt of Applications by Executives to participate in the Performance Award Rights Plan as specified in the Application Form.

Participant means a Participating Employee (including an Executive) or Participating Director, or both of these, as appropriate.

Participating Director means a Non-Executive Director who is participating, or who has been invited and has applied to participate, in the Plan in accordance with clause 7.

Participating Employee means an Employee (including an Executive) who is participating, or who has been invited and has applied to participate, in the Plan in accordance with clause 4, 5, 6, or 8.

Performance Award Rights means the rights issued under clause 8.

Performance Award Rights Plan means the terms of the Trust as they apply to Performance Award Rights.

Plan means one or all of the Bonus Equity Share Plan, Allocation Share Plan, Equity Share Plan, NED Share Plan and the Performance Award Rights Plan, as the context requires.

Restriction Period means, in respect of a Plan, the period specified by the Board at the time of the invitation referred to in clause 4.1 or 5.1, 6.1 or 7.1, as appropriate.

Retirement in relation to a Participating Employee means retirement by the Participating Employee from employment of any body corporate in the Group at age 55 or over.

Shares means:

(a) the ordinary fully paid shares in the capital of IAGL or any other financial instrument or security allocated to a Participant in accordance with clauses 4, 5, 6, 7 and 8 of this deed; and

(b) Bonus Shares which are deemed to be Shares by virtue of the terms of Bonus Equity Shares, Allocation Shares, Bonus Equity Share Shares, NED Shares or Performance Award Rights.

Share Rights means any rights to acquire shares or securities issued or to be issued by IAGL.

Tax means all kinds of taxes, duties, imposts, deductions, charges and withholdings imposed by a government, together with interest and charges.

Transaction Costs means, in respect of a Share, the Trustee's estimate of the reasonable cost that the Trustee would incur if the Trustee had acquired the share on market on the date of allocation of the Share.

Total and Permanent Disablement in relation to a Participant means that the Participant has, in the opinion of the Board:

(a) after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Participant unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience;

(b) been continuously absent from all active work for a period of at least six months and has been required to participate in a rehabilitation program; or

(c) been classified as having total and permanent invalidity or disability in accordance with the superannuation provision relevant to any Participant.

Trust means the trust established by this deed.

Trustee means initially IAG Share Plan Nominee Pty Limited and thereafter means the trustee from time to time of the Trust.

Year of Income means a period of 12 months ending on 30 June in any year and includes the period commencing on the date of this deed and terminating on the next 30 June and the period ending on the date of termination of the Trust and commencing on the preceding 1 July.

1.2 In this deed, unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) a reference to a recital, this deed or a clause means the recital, this deed or the clause as amended from time to time in accordance with this deed;

(c) a reference to a rule, statute, or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(d) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

1.3 Headings are inserted for convenience and do not affect the interpretation of this deed.

2 Establishment of Trust

2.1 IAG Share Plan Nominee Pty Limited is hereby appointed by IAGL and agrees to act as Trustee of the Trust on the terms of this deed.

2.2 The Trust comes into operation on the date of the first contribution of capital to the Trust by IAGL.

2.3 The Trust shall be known as The IAG Share and Performance Award Rights Plans Trust.

3 Trustee

Nature, appointment and removal

3.1 The Trustee ceases to be the Trustee when:

(a) either:

(i) the Trustee gives notice in writing to IAGL that it wishes to retire as Trustee; or

(ii) IAGL serves notice in writing on the Trustee that it is removed as Trustee of the Trust; and

(b) a new Trustee is appointed

3.2 On the retirement or removal of the Trustee, IAGL may appoint such new Trustee as it thinks fit.

Transfer of assets

3.3 On a change of Trustee, the retiring Trustee must execute all transfers, deeds or other documents necessary to transfer assets into the name of the new Trustee.

Powers of Trustee

3.4 Subject to this deed, the Trustee has all the powers in respect of the Trust that it is legally possible for a Trustee to have as a body corporate and, for the avoidance of doubt, these powers are in addition to all the powers invested in trustees by the *Trustee Act 1925 (NSW)* and (to the maximum extent permitted by law) are not subject to any restrictions on the powers of trustees that may be imposed under the *Trustee Act 1925 (NSW)*. For example the Trustee has the following powers:

(a) to enter into and execute all contracts, deeds and documents and do all acts or things which it deems expedient for the purpose of giving effect to and carrying out the trusts, powers and discretions conferred on the Trustee by this deed;

(b) to subscribe for, purchase or otherwise acquire and to sell or otherwise dispose of property, rights or privileges which the Trustee is authorised to acquire or dispose of on terms and conditions which it thinks fit;

(c) to appoint and, at its discretion, remove or suspend custodians, trustees, managers, servants and other agents, determine the powers and duties to be delegated to them, pay such remuneration to them as it thinks fit and any person so employed or engaged is deemed for the purpose of the deed to be employed or engaged by the Trustee;

(d) to institute, conduct, defend, compound or abandon any legal proceeding concerning the Trust and also to settle or compromise and allow time for payment or satisfaction of any debts due and of any claims or demands by or against the Trustee in respect of the Trust;

(e) to refer any claim or demand by or against the Trustee in respect of the Trust to arbitration and observe and perform awards;

(f) to make and give receipts, releases and other discharges for money payable to the Trust;

(g) to open bank accounts and to retain on current or deposit account at any bank any money which it considers proper and to make regulations for the operation of those bank accounts including the signing and endorsing of cheques;

(h) to sell any Share Rights and apply the proceeds of sale in accordance with this deed;

(i) to take and act upon the advice or opinion of any legal practitioner (whether in relation to the interpretation of this deed, any other document or statute or as to the administration of the trusts hereof) or any other professional person and whether obtained by the Trustee or not, without being liable in respect of any act done by it in accordance with such advice or opinion;

(j) to determine who is entitled to sign on the Trustee's behalf receipts, acceptances, endorsements, releases, contracts and documents; and

(k) generally to do all acts and things which the Trustee considers necessary or expedient for the administration, maintenance and preservation of the Trust and in performance of its obligations under this deed.

Instructions by Participants

3.5 For the purposes of this deed, the Trustee is entitled to regard as valid an instruction, consent or other authorisation given or purported to be given by a Participant, whether in writing and signed by or purporting to be signed by the Participant or in any other form approved by the Board.

Remuneration of Trustee

3.6 The Trustee is not entitled to receive from the Trust any fees, commission or other remuneration in respect of its office, but IAGL may pay to the Trustee from IAGL's own resources such fees and reimburse such expenses incurred by the Trustee as IAGL and the Trustee agree from time to time. The Trustee is entitled to retain for its own benefit any such fee or reimbursement.

No security

3.7 Neither the Trustee nor IAGL may use as security the Shares held by the Trustee on behalf of a Participant.

Conflict of interest

3.8 A person who is a director of the Trustee may, except where prohibited by the Corporations Law, act in that capacity notwithstanding a conflict of interest or duty.

3A Maximum number of shares issued under a Plan Trustee

Allocation Shares, Equity Shares, Bonus Equity Shares, NED Shares and Shares over which Performance Award Rights are granted must not be issued by IAGL, if immediately following the proposed issue:

(a) the number of shares proposed to be issued; plus

(b) the number of Allocation Shares, Equity Shares, Bonus Equity Shares, NED Shares and Shares over which Performance Award Rights issued by IAGL for a Plan in the period of 5 years preceding the time of the proposed issue; plus

(c) the number of shares issued by IAGL for every other employee incentive scheme of IAGL in the period of 5 years preceding the time of the proposed issue; plus

(d) the number of shares that would be issued if all options issued for every other employee incentive schemes of IAGL in the period of 5 years preceding the time of the proposed issue by IAGL of Shares for this Plan were exercised (excluding those Share Rights issued under employee incentive schemes of IAGL which have lapsed),

would exceed 5% of the number of shares in the issued capital of IAGL immediately following the proposed issue.

4 Grant of Bonus Equity Shares

Participation

4.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Bonus Equity Shares. In determining the number of Bonus Equity Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Bonus Equity Shares.

Terms of Bonus Equity Shares

4.2 Bonus Equity Shares allocated under this Plan must be on the terms set out in ***schedule 1*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

4.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Bonus Equity Shares.

Offer

4.4 Following an invitation under clause 4.1, an offer by the Employee to the Trustee for Bonus Equity Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

4.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Bonus Equity Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

4.6 By making the offer for Bonus Equity Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

5 Grant of Allocation Shares

Participation

5.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Allocation Shares. In determining the number of Allocation Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Allocation Shares.

Terms of Allocation Shares

5.2 Allocation Shares allocated under this Plan must be on the terms set out in ***schedule 2*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

5.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Allocation Shares.

Offer

5.4 Following an invitation under clause 5.1, an offer by the Employee to the Trustee for Allocation Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

5.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Allocation Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

5.6 By making the offer for Allocation Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

6 Grant of Equity Shares

Participation

6.1 In its absolute discretion, the Board may invite an Employee to participate in the Plan and invite the Employee to make an offer to the Trustee for Equity Shares. In determining the number of Equity Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the Equity Shares.

Terms of Equity Shares

6.2 Equity Shares allocated under this Plan must be on the terms set out in ***schedule 3*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Participating Employee

6.3 A Participating Employee is not liable to make any payment on acceptance of an offer for Equity Shares.

Offer

6.4 Following an invitation under clause 6.1, an offer by the Employee to the Trustee for Equity Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

6.5 The offer made by the Participating Employee is accepted by the Trustee resolving to grant Equity Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Employee.

6.6 By making the offer for Equity Shares, the Participating Employee agrees to be bound by the terms of this deed and the constitution of IAGL.

7 Grant of NED Shares

Participation

7.1 The Board may invite a Non-Executive Director to participate in the Plan and invite the Non-Executive Director to make an offer to the Trustee for NED Shares. In determining the number of NED Shares to which the invitation relates, the Board may have regard to the Transaction Costs in relation to the NED Shares.

Terms of NED Shares

7.2 NED Shares allocated under this Plan must be on the terms set out in ***schedule 4*** of this deed, unless the Board determines otherwise in its absolute discretion.

No cost to Non-Executive Director

7.3 A Non-Executive Director is not liable to make any payment upon the acceptance of an offer for NED Shares under the Plan.

Offer

7.4 Following an invitation under clause 7.1, an offer by the Non-Executive Director to the Trustee for NED Shares must be made on an Application Form, or in any other form approved by the Board, on or prior to the Acceptance Date.

7.5 The offer made by the Participating Director is accepted by the Trustee resolving to grant the NED Shares in accordance with the Plan by allocating Shares to the Account established for the Participating Director.

7.6 By making the offer for NED Shares the Participating Director agrees to be bound by this deed and the constitution of IAGL.

8 Grant of Performance Award Rights

Invitation to participate

8.1 In its absolute discretion, the Board may invite an Executive to participate in the Plan and invite the Executive to make an offer to the Trustee for Performance Award Rights.

8.2 In determining whether to make an invitation to an Executive under clause 8.1 and determining the terms of such invitation, the Board may have regard to:

(a) the position in IAGL held or to be held by the Executive;

(b) the Executive 's length of service with IAGL;

(c) the contribution made by the Executive to IAGL;

(d) the potential contribution to be made by the Executive to IAGL; and

(e) any other matters which the Board considers relevant.

Terms of Rights

8.3 The Performance Award Rights granted under this Plan must be on the terms set out in ***schedule 5*** of this deed, unless the Board determines otherwise in its absolute discretion.

Offer

8.4 The offer by the Executive to the Trustee for Performance Award Rights must be made on an Application Form and include the following details:

(a) the name of the Executive;

(b) the nature and number of Performance Award Rights being offered;

(c) the closing date for the offer of the Performance Award Rights; and

(d) the terms of grant determined by the Board under clause 8.3.

8.5 To make an offer to the Trustee following an invitation to an Executive under clause 8.1, an Executive must:

(a) complete and sign the appropriate Application Form in respect of a number of Performance Award Rights which is not greater than the number of Performance Award Rights which the Executive is invited to acquire and not less than the minimum number (if any) specified in the invitation; and

(b) return the completed and signed Application Form to the Trustee on or prior to the Offer Closing Date.

8.6 The offer made by an Executive for Performance Award Rights is accepted by the Trustee by resolving to grant the Rights in accordance

8.7 By making the offer for a Performance Award Right, the Executive agrees to be bound by this deed and the constitution of IAGL.

Legal personal representative

8.8 A legal personal representative of the Performance Award Right Holder may be recognised by the Trustee as a holder of an Performance Award Right Holder's Performance Award Rights in circumstances where either the Performance Award Right Holder has died or the Performance Award Right Holder's estate is liable to be dealt with under the laws relating to mental health, on the production to the Trustee of documents or other evidence which the Trustee may reasonably require to establish the entitlement of the legal personal representative.

9 Acquisition and allocation of Shares by Trustee

Trustee to acquire or allocate shares for Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares and Performance Award Rights

9.1 Subject to the Trustee:

(a) receiving sufficient payment (whether being the proceeds of a loan provided to the Trustee by IAGL or payment from IAGL);

(b) having sufficient funds or shares in the Trust; or

(c) receiving or having sufficient funds or shares from a combination of (a) and (b) above,

the Trustee must allocate shares to the Account established for the Participant in order to grant:

(d) Bonus Equity Shares under clause 4; or

(e) Allocation Shares under clause 5;

(f) Equity Shares under clause 6;

(g) NED Shares under clause 7.

9.2 The Trustee may acquire Shares for the purpose of granting Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares and Performance Award Rights from time to time. Shares acquired in accordance with this clause are to be registered in the name of the Trustee on acquisition.

Legal and beneficial interest of Participants in Shares

9.3 Shares allocated in accordance with clause 9.1 in order to grant Bonus Equity Shares, Allocation Shares, Equity Shares and NED Shares must be held on the terms of this deed by the Trustee on behalf of the relevant Participant who is the beneficial owner of the Shares subject to the terms of the Plan under which the shares were allocated. All

interests and benefits to be held by the Trustee on behalf of a Participant under this deed are strictly personal to that Participant.

9.4 For avoidance of any doubt, a Participant has no legal or beneficial interest in a Share by virtue of acquiring or holding a Performance Award Right. The Participant's rights under the Performance Award Right are purely contractual and personal.

Rights of IAGL in Shares

9.5 Nothing in this deed confers or is intended to confer on IAGL, any charge, lien or any other proprietary right or proprietary interest in the Shares acquired by the Trustee under this clause 9 in relation to any Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares or Performance Award Rights. The rights of IAGL under this deed are purely contractual.

10 Accounts

10.1 The Trustee must open and maintain an account in respect of each Participant.

10.2 Each account must record:

(a) the number of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares and Performance Award Rights which each relevant Participant has been granted or to which they are entitled, as appropriate;

(b) the date of acquisition of Bonus Equity Shares, Allocation Shares, Equity Shares, NED Shares or Performance Award Rights which each relevant Participant has been granted or to which they are entitled as appropriate; and

(c) the number of Bonus Shares (if any) to which each Participant is entitled.

11 Payments

11.1 Subject to the terms of this deed, the Trustee may make any payment in relation to Shares to a Participant in the manner directed by the Participant, or otherwise as the Trustee determines is appropriate, including, but not limited to, dividends and returns of capital.

11.2 Subject to the terms of this deed, the Trustee may deduct from any amount to be paid to a Participant an amount on account of Tax payable or anticipated to become payable by the Trustee, including by the Trustee on behalf of the Participant directly or indirectly in relation to a Share held on behalf of the Participant.

12 Notices

12.1 Any notice to be given by the Trustee shall be deemed to have been duly given if:

(a) sent by electronic mail; or

(b) sent by ordinary prepaid mail,

and shall be deemed to have been served:

(c) if sent by electronic mail or delivered, at the time of delivery or sending;

(d) if posted, three days after the date of posting, excluding Saturdays, Sundays and public holidays but, if the address of any Participant is outside Australia, then 7 days shall be substituted for three days for any notice given to or by that Participant.

12.2 Delivery, transmission and postage shall be to the address of any Participant as indicated on the application form or such other address as the Trustee or any Participant may notify to the other.

13 Audit

13.1 The Trustee shall keep or cause to be kept true accounts of all sums of money received and expended by or on behalf of the Trust and the matters in respect of which such receipt and expenditure takes place and of all sales and purchases of shares and of the assets and liabilities of the Trust.

13.2 The books of account of the Trust shall be maintained at the registered office of IAGL and shall be available for inspection by Participants during normal business hours free of charge upon prior written request.

13.3 The Trustee shall appoint an Auditor of the Trust.

13.4 The Trustee shall cause the books of account to be audited annually by the Auditor of the Trust.

13.5 The Trustee must ensure that the Auditor of the Trust has access to all papers, accounts and documents concerned with or relating to the Trust.

14 Income and capital distributions

Bonus Equity Shares

14.1 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Bonus Equity Shares or property related to or arising from Bonus Equity Shares held by the Trustee on behalf of the Participating Employee.

Allocation Shares

14.2 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Allocation Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Allocation Shares or property related to or arising from Allocation Shares held by the Trustee on behalf of the Participating Employee.

Equity Shares

14.3 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Equity Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Equity Shares or property related to or arising from Equity Shares held by the Trustee on behalf of the Participating Employee.

NED Shares

14.4 A Participating Director is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the NED Shares held by the Trustee on behalf of the Participating Director;

(b) the proceeds of sales arising from the sale of Share Rights by the Trustee on behalf of the Participating Director; and

(c) transactions or events related to NED Shares or property related to or arising from NED Shares held by the Trustee on behalf of the Participating Director.

Balance of Net Income

14.5 The balance of the Net Income of the Trust for a Year of Income to which no Participant is presently entitled in accordance with clauses 14.1, 14.2, 14.3 or 14.4 may, subject to compliance with any restrictions applicable by statute, common law or equity or the Listing

Rules, be applied, in whole or in part, for the benefit of one or more of the following beneficiaries as the Trustee thinks fit:

(a) an Employee (other than a director of a body corporate in the Group);

(b) a Participant (other than a director of a body corporate in the Group);

(c) a provident, benefit, superannuation or retirement fund established and maintained by IAGL;

(d) an employee share or option trust established for the benefit of all or any Employees of IAGL;

(e) a trust established and maintained for the benefit of all or any Employees of IAGL; or

(f) any charity nominated by the Trustee.

14.6 The balance of the Net Income of the Trust for a Year of Income to which no Participant is presently entitled in accordance with clause 14.1, 14.2, 14.3 or 14.4 and not applied in accordance with clause 14.5 may be accumulated by the Trustee as an Accretion to the Trust.

14.7 The Trustee may, prior to the termination of the Trust as set out in clause 19.1, if it thinks fit, apply that part of the capital of the Trust to which no Participant would be entitled as set out in clause 19 if the Trust was terminated at that time, in one or more of the following:

(a) in payment of any costs and expenses incurred by the Trustee in the execution or purported execution of the Trust or any of the powers, authorities or discretions vested in the Trustee; or

(b) for the benefit of any of the following beneficiaries as the Trustee thinks fit:

(i) an Employee;

(ii) a Participant; or

(iii) a provident, benefit, superannuation or retirement fund established and maintained by IAGL.

15 Amendment

15.1 Subject to clauses 15.2 and 15.3, IAGL may at any time by written instrument or by resolution of the Board, amend all or any of the provisions of this deed (including this clause 15).

15.2 No amendment of the provisions of this deed is to reduce the rights of any Participant in respect of Bonus Equity Shares, Allocation Shares, Bonus Equity Share Shares, NED Shares or Performance Award

Rights credited to the Account of the Participant prior to the date of the amendment, other than an amendment introduced primarily:

(a) to enable the Trustee or IAGL to take into account any changes to the system of taxation in Australia, including any proposed changes to the system of taxation in Australia, as a result of the Government's adoption of any recommendations made in the Report of the Review of Business Taxation submitted to the Government by the Ralph Committee;

(b) for the purpose of complying with or conforming to present or future State, Territory or Commonwealth legal requirements governing or regulating the maintenance or operation of the Plan or like plans;

(c) to correct any manifest error or mistake;

(d) to enable contributions or other amounts paid by any body corporate in the Group to the Trust to qualify as income tax deductions for that body corporate or any other body corporate in the Group; or

(e) to enable the Trustee or any body corporate in the Group to comply with the *Corporations Law* or the Listing Rules.

15.3 No amendment may be made except in accordance with and in the manner (if any) stipulated by the Listing Rules.

15.4 Subject to the above provisions of this clause 15, any amendment made pursuant to clause 15.1 may be given such retrospective effect as is specified in the written instrument or resolution by which the amendment is made.

16 Obligations and indemnity of the Trustee

16.1 Without derogating from the right of indemnity given by law to trustees, IAGL hereby covenants with the Trustee that it will indemnify and keep indemnified the Trustee in respect of all liabilities, costs and expenses incurred by the Trustee in the execution or purported execution of the Trust or any of the powers, authorities or discretions vested in the Trustee and from and against all actions, proceedings, costs, claims and demands in respect of any matter or thing done or omitted other than a claim arising out of the Trustee's negligence, dishonesty or the Trustee wilfully or knowingly being a party to a breach of trust.

16.2 The Trustee shall not be under any liability whatsoever except for its negligence, dishonesty, fraud or wilful default or except for the negligence, default or wilful breach of trust committed by any of its employees or agents acting as such.

16.3 Subject to clause 16.4, nothing in clause 16.1 enables the Trustee to recover any liabilities, costs and expenses from any Participant.

16.4 The Trustee is entitled to be indemnified by a Participant in respect of any Tax payable by the Trustee in respect of Shares held by the Trustee on behalf of the Participant.

16.5 Except as expressly provided in this deed, the Trustee will have no right of indemnity from a Participant personally.

17 Administration of the Plan

17.1 The Plan will be administered by the Trustee and the Board in accordance with this deed. The Board may make further rules for the operation of the Plan which are consistent with this deed.

17.2 Any power or discretion which is conferred on the Board by this deed must be exercised by the Board in the interests or for the benefit of IAGL, and the Board is not, in exercising any such power or discretion, under any fiduciary or other obligation to any other person.

17.3 Any power or discretion which is conferred on the Board by this deed may be delegated by the Board to a committee consisting of such Directors and/or other officers and/or employees of IAGL or a related body corporate of IAGL or to a third party and for such periods and on such conditions as the Trustee, IAGL or the Board, as the case may be, thinks fit.

17.4 The decision of the Board as to the interpretation, effect or application of this deed will be final and conclusive.

17.5 The Trustee and IAGL may each, from time to time, require a Participant to complete and return such other documents as may be required by law to be completed by the Participant or such other documents which the Trustee or IAGL considers should, for legal or taxation reasons, be completed by the Participant.

17.6 The Board may from time to time suspend the operation of the Plan and may at any time cancel the Plan. The suspension or cancellation of the Plan will not prejudice the existing rights of Participants.

18 Rights of Participants

18.1 Except as expressly provided in this deed, nothing in this deed:

(a) confers on any Employee the right to receive any Shares;

(b) confers on any Participant the right to continue as an employee of any body corporate in the Group;

(c) affects any rights which any body corporate in the Group may have to terminate the employment of any Employee;

(d) may be used to increase damages in any action brought against any body corporate in the Group in respect of any such termination; or

(e) confers on an Executive or Employee any expectation to become a Participant.

19 Termination of Trust

19.1 The Trust will terminate and be wound up as provided below upon the first to occur of the following events:

(a) an order being made or an effective resolution being passed for the winding up of IAGL (other than for the purpose of amalgamation or reconstruction);

(b) the Board determining that the Trust is to be wound up; and

(c) the day before the 80th anniversary of the date of this deed.

19.2 If the Trust is terminated, the Trustee must transfer to each Participant the Bonus Equity Shares, Allocation Shares, Bonus Equity Share Shares and NED Shares standing to the credit of the Account of the Participant.

19.3 The balance of the capital or income of the Trust to which no Participant is entitled in accordance with clause 14 may be applied in whole or in part for the benefit of one or more of the following beneficiaries as the Trustee thinks fit:

(a) an employee share or option trust established for the benefit of all or any Employees of IAGL;

(b) a provident, benefit, superannuation or retirement fund established and maintained by IAGL;

(c) a trust established and maintained for the benefit of all or any Employees of IAGL; or

(d) any charity nominated by the Trustee.

20 Sale and Indemnity

20.1 The Board may, at the time of offer of a Bonus Equity Share, Allocation Share, Bonus Equity Share or NED Share to a Participant, provide that the Participant is required to reimburse IAGL in the event that IAGL or any member of the Group is obliged to account for tax in connection with, or as a result of the grant or transfer of Bonus Equity Shares, Allocation Shares, Bonus Equity Share Shares or NED Shares to the Participant. The Board may determine the manner in which reimbursement is to occur, including without limitation by sale of the Shares held on behalf of the Participant.

21 Governing law, jurisdiction and process

21.1 This deed will be governed by the laws of New South Wales and will be construed and take effect in accordance with those laws.

EXECUTED as a deed

Execution page

THE COMMON SEAL of **INSURANCE AUSTRALIA GROUP LIMITED** is affixed in accordance with its constitution in the presence of:)

....	....
Signature of authorised person	Signature of authorised person
....	....
Office held	Office held
....	....
Name of authorised person (block letters)	Name of authorised person (block letters)

THE COMMON SEAL of **IAG Share Plan Nominee Pty Limited** is affixed in accordance with its constitution in the presence of:)

....	....
Signature of authorised person	Signature of authorised person
....	....
Office held	Office held
....	....
Name of authorised person (block letters)	Name of authorised person (block letters)

Schedule 1 - Bonus Equity Shares Terms

1. Registration of and beneficial interest in Bonus Equity Shares

1.1 Bonus Equity Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Bonus Equity Shares from the time of allocation.

1.2 By making an offer for Bonus Equity Shares in accordance with clause 4 of this deed, a Participating Employee agrees to be bound by the trust deed for the IAGL Bonus Equity Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for a Bonus Equity Share means the period commencing at the date of allocation of the Bonus Equity Share in accordance with clause 4.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) by a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Bonus Equity Share; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Bonus Equity Shares.

4. **Bonus Shares**

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Bonus Equity Shares are deemed to be Bonus Equity Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. **Share Rights**

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Bonus Equity Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Bonus Equity Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a Bonus Equity Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with a Bonus Equity Share or any legal or beneficial interest in a Bonus Equity Share:

(a) unless and until the Bonus Equity Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Bonus Equity Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Bonus Equity Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Bonus Equity Shares;

(b) may sell the Bonus Equity Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Bonus Equity Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Bonus Equity Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Bonus Equity Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Bonus Equity Shares allocated to a Participating Employee will be forfeited if the employment of the Participating Employee is terminated for serious misconduct involving dishonesty.

14. Early Release

14.1 A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may then, in its absolute discretion, determine that the Shares be released.

Schedule 2 - Allocation Shares Terms

1. Registration of and beneficial interest in Allocation Shares

1.1 Allocation Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Allocation Shares from the time of allocation.

1.2 By making an offer for Allocation Shares in accordance with clause 5 of this deed, a Participating Employee agrees to be bound by the trust deed for the Allocation Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for an Allocation Share means the period commencing at the date of allocation of the Allocation Share in accordance with clause 5.5 and ending on the earliest of:

(a) the end of the day before the fifth anniversary of the allocation of the Share;

(b) the day the Participating Employee is no longer employed by <u>any</u> of the following:

(i) a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Allocation Shares; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Allocation Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Allocation Shares are deemed to be Allocation Shares for the purposes of this deed.

4.4 The Allocation Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Allocation Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the

Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Allocation Shares held by the Trustee n behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Allocation Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with an Allocation Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with an Allocation

Share or any legal or beneficial interest in an Allocation Share:

(a) unless and until the Allocation Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Allocation Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Allocation Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Allocation Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Allocation Shares;

(b) may sell the Allocation Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Allocation Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Allocation Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Allocation Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Allocation Shares allocated to a Participating Employee will be forfeited if the Employee is no longer employed by any of the following before the second anniversary of the allocation:

(i) a member of the Group; or

(ii) unless the Board determines otherwise, the employer of the Participating Employee at the date of allocation of the Allocation Shares;

except for cessation caused by:

a) redundancy;

b) Retirement;

c) death; or

d) Total and Permanent Disablement.

14. Early Release

A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may, in its absolute discretion, determine that the Shares be released.

Schedule 3 - Equity Shares Terms

1. Registration of and beneficial interest in Equity Shares

1.1 Equity Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Equity Shares from the time of allocation.

1.2 By making an offer for Equity Shares in accordance with clause 6 of this deed, a Participating Employee agrees to be bound by the trust deed for the Equity Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** for a an Equity Share means the period commencing at the date of allocation of the Equity Share in accordance with clause 6.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Equity Shares; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

3. Right to dividends

3.1 Subject to the terms of this deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Bonus Equity Share Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed; and

(b) Bonus Shares issued in respect of Bonus Equity Share Shares are deemed to be Bonus Equity Share Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Equity Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

b) (i) written instructions in the form (if any) prescribed by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Right sold equal to the aggregate price for each Share Right sold in a block of Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting right

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the

Participating Employee as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL, will enable, so far as practicable, relevant and lawful, the appointment of the Participating Employee or the Participating Employee's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Equity Shares held by the Trustee on behalf of the Participating Employee.

8. Right to attend, speak etc

8.1 The appointment of a Participating Employee or the Participating Employee's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Employee or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of Equity Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with an Equity Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with an Equity Share or any legal or beneficial interest in an Equity Share:

(a) unless and until the Equity Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Equity Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Equity Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Equity Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Equity Shares;

(b) may sell the Equity Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Equity Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Equity Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Equity Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 Equity Shares allocated to a Participating Employee will be forfeited if the employment of the Participating Employee is terminated for serious misconduct involving dishonesty.

14. Early Release

A Participating Employee suffering financial hardship may apply to the Board for early release of Shares from the Trust. The Board may then, in its absolute discretion, determine that the Shares be released.

Schedule 4 - NED Shares Terms

1. Registration of NED Shares and beneficial interest in NED Shares

1.1 NED Shares allocated to the Participating Director under the Plan are to be registered in the name of the Trustee and are to be held on the terms of this deed by the Trustee until transferred under term 12. The Participating Director will be the beneficial owner of the NED Shares from the time of allocation.

1.2 By making an offer for NED Shares in accordance with clause 7 of this deed, a Participating Director agrees to be bound by the terms of the trust deed for the IAGL NED Share Plan and the constitution of IAGL.

2. Interpretation

2.1 **Restriction Period** means, in respect of a NED Share, the period commencing at the date of allocation of the NED Share in accordance with clause 7.5 and ending on the earliest of:

(a) the final day of the period prescribed by the Trustee at the time of the invitation (not being less than 12 months);

(b) the day the Participating Employee ceases to be a Director of IAGL; or

(c) the day determined by the Trustee as the result of the Trustee determining that an Event has occurred.

3. Right to dividends

3.1 A Participating Director is entitled to receive all Cash Dividends paid on their NED Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Director is entitled to any Bonus Shares which accrue to the NED Shares held by the Trustee on behalf of that Participating Director.

4.2 The Bonus Shares must be registered in the name of the Trustee and held on trust by the Trustee on behalf of the Participating Director, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of this deed;

(b) Bonus Shares issued in respect of NED Shares are deemed to be NED Shares for the purposes of this deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Director of any Share Rights which accrue to NED Shares held by the Trustee on behalf of that Participating Director.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Director may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAGL to sell some or all of the Share Rights to the extent permitted by law; or

(b) (i) written instructions in the form (if any) described by IAGL to acquire, to the extent permitted by law, some or all of the shares or securities in IAGL to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Director) to be the cost of transferring the shares or securities to the Participating Director.

5.3 If the Participating Director does not give a notice under term 5.2, the Trustee is entitled to sell the Share Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after

deduction of the costs of sale incurred by the Trustee) to the Participating Director.

5.5 If the Trustee acquires, on behalf of the Participating Director, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Director. The Trustee may make it a condition of transfer that the Participating Director pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Director or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Director may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Director.

7. Voting rights

7.1 IAGL will make arrangements with the person charged with maintaining the IAGL Share Register from time to time to have the notices (including the IAGL annual report), or copies of them, that are sent to the registered holders of shares sent to the Participating Director as well, so far as is practicable, relevant and lawful.

7.2 The Trustee and IAGL will enable, so far as practicable, relevant and lawful, the appointment of the Participating Director or the Participating Director's nominees (but no more than 2 other persons) as the Trustee's attorney within the time period allowed, and in the manner required, by IAGL's constitution in order to exercise the votes attached to the Shares held by the Trustee on behalf of the Participating Director.

8. Right to attend, speak etc

8.1 The appointment of a Participating Director or the Participating Director's nominees as the Trustee's attorney as referred to in term 7.2 will, so far as practicable, relevant and lawful, entitle the Participating Director or nominee (as the case may be) to attend and speak and demand a poll or join in demanding a poll at the relevant meeting of members (or class of members) of IAGL, and to consent to short notice of such meeting and any resolution to be considered thereat.

9. Failure to provide information

9.1 IAGL and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Director nor will that invalidate or breach the provisions of term 7.1 or 7.2.

10. How Trustee votes

10.1 The Trustee will only cast a vote on any resolution in respect of Shares through its attorneys (or their nominees) appointed pursuant to term 7.2.

11. No claim

11.1 A Participating Director will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee or IAGL of a power, discretion or determination under terms 7 to 10.

12. Transfer of NED Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a NED Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Director must not assign, transfer, sell, encumber or otherwise deal with a NED Share or any legal or beneficial interest in a NED Share:

(a) unless and until the NED Share has been transferred to the Participating Director in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Director has until the day that is 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Director wishes to arrange through the Trustee the sale of all of the NED Shares held by the Trustee on behalf of the Participating Director; or

(b) give the Trustee a notice to transfer the NED Shares held on behalf of the Participating Director to the Participating Director.

12.4 Where the Trustee sells NED Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the NED Shares;

(b) may sell the NED Shares with other Shares (whether or not held on behalf of the Participating Director); and

(c) in relation to its obligation to pay the sale proceeds (if any) to the Participating Director may:

(i) deduct any costs of the sale before making a payment to the Participating Director; and

(ii) attribute a sale price to each NED Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the NED Shares to the Participating Director within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Director will not have any claim against the Trustee or IAGL as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer NED Shares under this term is subject to the power of the Board set out in clause 19 of this deed.

13. Forfeiture

13.1 NED Shares allocated to a Participating Director will be forfeited if the Director is removed from office under Article 12.11 of the constitution of IAGL.

13.2 The Board may determine, for the purposes of an offer of NED Shares, that the NED Shares may be forfeited in the circumstances determined by the Board and notified to Participating Directors at the time of the offer.

Schedule 5 - Performance Award Rights Terms

1 Entitlement

1.1 Subject to term 7, each Performance Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price per Share of:

$$\frac{\$1}{\text{No of Performance Award Rights exercised}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Performance Award Right in accordance with these Terms.

1.3 Shares transferred on the exercise of Performance Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

2 Conditions for exercise of Performance Award Rights

2.1 A Performance Award Right which is a Vested Right (which has not lapsed) may be exercised by a Participant at any time before the end of the Exercise Period for the Performance Award Right. The date the Exercise Period will end is described in Column 2 of the table set out below and depends on the status of the Participant at the relevant time as described in Column 1 of the table.

Status of the Participant	**The Exercise Period for the Performance Award Right ends on**
(i) For a continuing Employee	10 years after the date of the grant of the Performance Award Right
(ii) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty):	the day which is 90 days after the later of: (i) the end of the Performance Period; or

Status of the Participant	The Exercise Period for the Performance Award Right ends on
(1) within 2 years of the grant of the Performance Award Right due to: (i) Retirement; (ii) redundancy (iii) death; (iv) Total and Permanent Disablement; or (2) after 2 years from the date of grant of the Right.	(ii) the date on which the person is no longer an Employee, (but not later than 10 years after the date of the grant of the Performance Award Right).
(iii) (1) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty) within 2 years of the grant of the Performance Share Right for a reason other than due to:- (i) Retirement; (ii) redundancy; (iii) death; (iv) Total and Permanent Disablement	the day which is 90 days after the date on which the person is no longer an Employee, (but not later than 10 years after the date of the grant of the Performance Award Right).

2.2 A Performance Award Right will lapse depending on the status of the Participant (as described in Column 1 of the table below) at the time described in Column 2 of the table below.

Status of the Participant	The day on which the Performance Award Right lapses

Status of the Participant	The day on which the Performance Award Right lapses
(i) For a person who is no longer an Employee due to serious misconduct involving dishonesty.	the date of ceasing to be an Employee (irrespective of whether it is a Vested Right).
(ii) For a person who is no longer an Employee within 2 years of the grant of the Performance Award Right (otherwise than due to: (1) Retirement; (2) redundancy; (3) death; (4) Total and Permanent Disablement; (5) with the approval of the Board; or (6) serious misconduct involving dishonesty.)	if the Performance Award Right is not a Vested Right on the day the person is no longer an Employee, the date of ceasing to be an Employee.
(iii) in the case of any other person.	if at the end of the Performance Period for the Performance Award Right the Performance Award Right is not a Vested Right, the end of that Performance Period; or if at the end of the Exercise Performance Award Period for a Vested Right the Right is unexercised, the end of the Exercise Period.

2.2A The Performance Period for a Performance Award Right (which has not lapsed) commences on 3 years from the date of grant of the Performance Award Right and depending on the status of the Participant as described in Column 1 ends on the date described in Column 2 of the table set out below.

Status of Participant	Date on which the Performance Period Ends
(i) For a continuing Employee.	5 years from the date of grant of the Performance Award Right.
(ii) For a person who is no longer an Employee (other than due to serious misconduct involving dishonesty): (1) within 2 years at the date of grant of the Performance Award Right due to: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board. (2) 2 years after the date of grant of the Performance Award Right.	the later of: (i) 4 years from the date of grant of the Performance Award Right; or (ii) 12 months from ceasing to be an Employee (but not later than 5 years from the date of grant of the Performance Award Right).

2.3 A Performance Award Right will become a Vested Right if the Performance Hurdle for the Performance Award Right is satisfied in the Performance Period for the Performance Award Right and the Trustee gives notice to the Participant that the Performance Hurdle has been satisfied. The Trustee will notify Participants within 14 days of the end of the Test Day on which the Performance Hurdle for the Performance Award Right has been satisfied.

2.4 The Performance Hurdle for a Performance Award Right will be satisfied if the Total Shareholder Return for a Share on the Test Day exceeds the Hurdle Growth Amount for the Share for the Test Day.

2.5 The Hurdle Growth Amount for a Test Day an amount being the Initial Market Value of a Share on the date of issue of the Performance Award Right compounded annually at 10% per annum from the date of grant of the Performance Award Right to the Test Day.

2.6 The Board may determine the day or days in the Performance Period on which it will be determined if the Performance Award Right becomes a Vested Right.

2.7 Clauses 2.7 to 2.15 (inclusive) set out the basis to determine for a Performance Award Right the Total Shareholder Return for a Share on the relevant Test Day:

(a) **Total Shareholder Return for a Share** in respect of a Performance Award Right on a Test Day means the sum of:

(i) the Market Value of a Share on the Test Day;

(ii) the Market Value of all Related Shares on the Test Day which have accrued in respect of the Share or a Related Share on or before the Test Day; and

(iii) the value of all Related Property (other than Shares) on the Test Day which has accrued in respect of the Share or Related Share on or before the Test Day,

reduced by the amount (if any) referred to in term 2.10.

(b) **Related Share** means a Share, or fraction of a Share, which has accrued in respect of the Share or is deemed to have accrued in respect of the Share or the Related Share on or before the relevant day.

(c) **Related Property** means property described in term 2.9.

2.8 The Shares which accrue to a shareholder in respect of a Share or a Related Share for the purposes of term 2.7 include those Shares which the Board determines it is appropriate to treat as accruing to a shareholder in respect of a Share and Related Shares and unless the Board otherwise determines includes:

(a) all bonus issues made in respect of the Share or a Related Share;

(b) all Shares which would be acquired by a shareholder if the shareholder exercised all Share Rights and entitlements to acquire Shares which accrue to the shareholder in respect of the Share or the Related Share;

(c) all Shares which would be acquired by a shareholder if all dividends received in respect of the Share or Related Share, were:

(i) applied under a dividend reinvestment plan in acquiring further Shares; or

(ii) if a dividend reinvestment plan is not available in respect of the dividend, the dividend was applied in acquiring further Shares at the lowest buy price during the one week immediately following the date of payment of the dividend (without taking into account any brokerage, stamp duty or incidental costs of acquiring the Shares); and

(d) all Shares which would be acquired by a shareholder if all distributions in cash, other than dividends, were applied in acquiring Shares at the lowest buy price during the one week immediately following the date of payment of the distribution (without taking into account any brokerage, stamp duty or incidental costs of acquiring the Shares).

2.9 Related Property (other than a Share or Share Rights or entitlements in respect of Shares or dividend or distribution in cash in respect of Shares) which accrues to a shareholder in respect of a Share or a Related Share for the purposes of this term includes that property which the Board determines it is appropriate to treat as accruing in respect of a Share and Related Shares and unless the Board otherwise determines includes:

(a) all property (other than a Share or Share Rights or entitlements in respect of Shares) which would be acquired by a shareholder if all rights to acquire the property which would accrue in respect of the Share or a Related Share, were exercised by the shareholder; and

(b) all amounts paid or payable to the shareholder in respect of the Related Property.

2.10 The Total Shareholder Return for a Share is reduced by the aggregate amount which the shareholder would have been required to pay to exercise rights or entitlements to acquire a Share or Related Property which accrues in respect of the Share or a Related Share but does not include uncalled amounts payable after the relevant day or amounts which may become payable in respect of partly paid Shares after the relevant day.

2.11 The Board may determine an appropriate basis for valuation of Related Property (other than a Share or Share Rights or entitlements in respect of Shares) which accrues to a shareholder in respect of the Share or Related Share.

2.12 If the shareholder may make an election in respect of a Share, a Related Share or Related Property, the Board may determine the manner in which that election is to be treated for the purposes of determining the Total Shareholder Return for a Share.

2.13 In determining the Total Shareholder Return for a Share:

(a) no adjustment is made for liability to tax which may arise by virtue of holding a Share, Related Share or Related Property including (without limitation):

(i) any distributions in respect of a Share, Related Share or Related Property; or

(ii) any Share or Related Property which accrues to a shareholder; and

(b) all distributions made are treated as if made without any deduction from the distributions including (without limitation) any withholding tax.

2.14 For the purposes of determining the Share or fractions of a Share or property which accrue in respect of a Share, a Related Share or Related Property, the Board may take into account a fractional interest even if the terms on which the Share, Share Rights, entitlements or property accrue do not provide for fractional interest.

2.15 For the purpose of this term a determination by the Board of the Total Shareholder Return for a Share shall be binding and conclusive.

3 Notice to Participant

3.1 If before the end of the Performance Period for a Performance Award Right:

(a) a takeover bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board);

(b) a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting shares in IAGL (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAGL or its amalgamation with any other companies;

(d) IAGL passes a resolution for voluntary winding up; or

(e) an order is made for the compulsory winding up of IAGL,

and the Board gives a notice under this term the Performance Award Right will become a Vested Right.

4 Method of exercise of Performance Award Rights

4.1 A Performance Award Right is exercised by the holder lodging the notice of exercise of Performance Award Right and application for Shares, together with the exercise price for each Share to be transferred on exercise and the relevant Performance Award Right certificate, with the Company Secretary of IAGL or such other person as the Board designates.

4.2 Performance Award Rights must be exercised in multiples of 100, unless the Holder exercises all Performance Award Rights able to be exercised at that time. The exercise of some Rights only does not affect the Holder's right to exercise other Performance Award Rights at a later time. If the Holder exercises less than all Performance Award Rights represented by a certificate then IAGL will cancel the certificate and issue a new certificate for the balance.

5 No Transfers

Performance Award Rights may not be transferred.

6 Quotation of Performance Award Rights and Shares

Performance Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Performance Award Rights are not already listed for official quotation and Shares of IAGL are listed at that time, IAGL will make application to ASX for official quotation of the Shares transferred on the exercise of Performance Award Rights as soon as practicable after the Shares are transferred.

7 Participation in future issues

Participation generally

7.1 A Participant may only participate in new issues of securities to holders of Shares if the Performance Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Performance Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus issues

7.2 If IAGL makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Performance Award Right will be altered as follows:

(i) the number of Shares which the Holder is entitled to have transferred on exercise of the Performance Award Right (S) is determined by the formula:

$$S = N + (N \times R)$$

where:

N = The number of Shares per Performance Award Right which the Participant is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

(ii) the exercise price per share of a Performance Award Right will not be changed.

Share Rights issues

7.3 If IAGL makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the issue then the exercise price per Performance Award Right will not be changed.

The number of Shares which the participant is entitled to have transferred on exercise of the Performance Award Right will not change.

Aggregation

7.4 If Performance Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Performance Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

7.5 In the event of any reconstruction of the issued ordinary capital of IAGL the number of shares attaching to each Performance Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAGL (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(i) Consolidation; and

(ii) Subdivision:

$$S = C \times \frac{B}{A};$$

(iii) Reduction of capital by return of share capital:

$$S = C;$$

(iv) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$$S = C;$$

(v) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$$S = C \times \frac{B}{A};$$

where:

A = The total number of Shares in issue before the capital reconstruction;

B = The total number of Shares in issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right after the reconstruction.

The exercise price per Performance Award Right will not be changed.

8 Lapse

A Holder may request that some or all of the Performance Award Rights held by that Holder lapse.

9 Liability for tax

9.1 If IAGL, or any company in the Group which is the employer or former employer of a Participant (**"Employer Company"**), is obliged as a result of a Participant exercising a Performance Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature (**"Tax"**), then the Employer Company is entitled to be reimbursed by the Participant for the amounts paid to the tax authority.

9.2 Where term 9.1 applies, the Trustee is not obliged to transfer Shares to the Participant on exercise of their Performance Award Right unless IAGL is satisfied that arrangements have been made for reimbursement. The arrangements that IAGL may make include, without limitation, the sale of Shares acquired on exercise of the Participant's Performance Award Right.

10 Advice

IAGL must give notice to each Holder of any adjustment to the number of shares which the Holder is entitled to have transferred on exercise of a Performance Award Right or the exercise price per share in accordance with the Listing Rules.

11 Notices

Notices may be given by IAGL to the Holder in the manner prescribed by the constitution of IAGL for the giving of notices to members of IAGL and the relevant provisions of the constitution of IAGL apply with all necessary modification to notices to Holders. In addition, where the Board considers it appropriate, electronic notices may be given by IAGL to a Participant.

12 Interpretation

12.1 In this Schedule words and expressions which have a particular meaning under this deed have the same meaning and, in particular:

Holder means the holder of a Performance Award Right.

Hurdle Growth Amount for a Test Day means the amount calculated under term 2.5 for the Test Day.

Initial Market Value of a Share on a day means the weighted average of the prices at which Shares in that class were traded on the stock market of ASX during the one month period up to and including that day.

Listing Rules means the Listing Rules of ASX.

Market Value means, for a company (including IAGL) for a day, the average market value of a share in the company during the one month period up to and including the day based on the daily closing price of the shares.

Participant means a Holder who is an Executive.

Performance Hurdle means the performance hurdle described in term 2.4.

Performance Period means the period described in term 2.2A.

Test Day means a day or days in the Performance Period determined by the Board under Clause 2.6.

Vested Right means a Performance Award Right that has become a Vested Right in accordance with terms 2.3 or 3.1.

12.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

12.3 Headings are inserted for convenience and do not affect the interpretation of these terms.

1. Registration of and beneficial interest in Bonus Equity Shares

1.1 Bonus Equity Shares allocated to a Participating Employee under the Plan are to be registered in the name of the Trustee and are to be held on the terms of the Trust Deed by the Trustee until transferred under term 12. The Participating Employee will be the beneficial owner of the Bonus Equity Shares from the time of allocation.

1.2 By making an offer for Bonus Equity Shares in accordance with clause 4 of the Trust Deed, a Participating Employee agrees to be bound by the Trust Deed and the constitution of IAG.

2. Interpretation

2.1 In these terms, the following words and phrases have these meanings unless the contrary intention appears:

Accretion means any accretion, dividend, distribution, entitlement, benefit or right of whatever kind whether cash or otherwise which is issued, declared, paid, made, arises or accrues directly or indirectly to or in respect of a Share including, without limitation, any such entitlement relating to a subdivision, consolidation or other reconstruction, any rights issue, bonus issue, Entitlements Offer, or distribution from any reserve of IAG and any reduction of capital.

ASX means Australian Stock Exchange Limited.

Board means all or some of the Directors acting as a board of IAG or, if the relevant powers or discretions have been delegated by the Board, the committee or individuals acting as delegates of the Board.

Bonus Equity Share means a Share allocated under clause 4 of the Trust Deed.

Bonus Equity Share Plan means the terms of the Trust as they apply to Bonus Equity Shares.

Bonus Shares means the shares in respect of the Shares held by the Trustee on behalf of a Participant issued as part of a bonus issue to security holders of IAG.

Cash Dividend means a dividend declared or paid with respect to Shares which is payable wholly in cash or, in the case of a dividend declared or paid with respect to Shares which is payable only partly in cash, that part of the dividend which is payable in cash.

Director means a director of IAG.

Employee means at the relevant time a permanent full time employee of a body corporate which is in the Group and a part time, fixed term or casual employee of the body corporate at that time (including a director of a body corporate in the Group who holds on a permanent full time or part time basis salaried employment in a body corporate which is in the Group).

Entitlements Offer means an offer to subscribe for or otherwise acquire issued or unissued securities, whether of IAG or any other body.

Event means:

(a) a takeover bid is made to the holders of issued ordinary fully paid shares in IAG (other than as a result of an allotment or transfer approved by the Board);

(b) a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting shares in IAG (other than as a result of an allotment or transfer approved by the Board);

(c) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies;

(d) IAG passes a resolution for voluntary winding up; or

(e) an order is made for the compulsory winding up of IAG.

Executive means an Employee whom the Board determines to be in an executive position.

Group means IAG and each body corporate that is a subsidiary of IAG under Division 6 of Part 1.2 of the Corporations Act.

IAG means Insurance Australia Group Limited (ABN 60 090 739 923).

IAG shares or **shares** means fully paid ordinary shares in the capital of IAG.

Participating Employee means an Employee (including an Executive) who is participating, or who

has been invited and has applied to participate, in the Plan in accordance with clause 4 of the Trust Deed.

Restriction Period for a Bonus Equity Share means the period commencing at the date of allocation of the Bonus Equity Share in accordance with clause 4.5 of the Trust Deed and ending on the earliest of:

(a) the final day of the period prescribed by the Board at the time of the invitation;

(b) the day the Participating Employee is no longer employed by any of the following:

(i) by a member of the Group; or

(ii) unless the Board otherwise determines, the employer of the Participating Employee at the date of allocation of the Bonus Equity Share; or

(c) the day the Trustee notifies the Participating Employee that the Board has determined that an Event has occurred.

Share means:

(a) the ordinary fully paid shares in the capital of IAG or any other financial instrument or security allocated to a Participant in accordance with clause 4 of the Trust Deed; and

(b) Bonus Shares which are deemed to be Shares by virtue of the terms of Bonus Equity Shares.

Share Rights means any rights to acquire shares or securities issued or to be issued by IAG.

Trust Deed means the trust deed for the IAG Share and Performance Awards Rights Trust dated 12 February 2001 between IAG and the Trustee, as amended from time to time

Trustee means initially IAG Share Plan Nominee Pty Limited and thereafter means the trustee from time to time of the Trust.

3. Right to dividends

3.1 Subject to the terms of the Trust Deed, a Participating Employee is entitled to receive all Cash Dividends paid on their Bonus Equity Shares.

4. Bonus Shares

4.1 Subject to term 4.2, a Participating Employee is entitled to any Bonus Shares which accrue to the Shares held by the Trustee on behalf of that Participating Employee.

4.2 The Bonus Shares must be registered in the name of the Trustee and held in trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

4.3 Upon allotment to the Trustee:

(a) Bonus Shares are deemed to be Shares for the purposes of the Trust Deed; and

(b) Bonus Shares issued in respect of Bonus Equity Shares are deemed to be Bonus Equity Shares for the purposes of the Trust Deed.

4.4 The Bonus Shares will for the purpose of determining the Restriction Period be deemed to be acquired on a date determined by the Board.

5. Share Rights

5.1 The Trustee will send a notice to a Participating Employee of any Share Rights which accrue to Bonus Equity Shares held by the Trustee on behalf of that Participating Employee.

5.2 Within 7 days of receiving the notice referred to in term 5.1, the Participating Employee may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by IAG to sell some or all of the Share Rights to the extent permitted by law; or

(b) both

(i) written instructions in the form (if any) prescribed by IAG to acquire, to the extent permitted by law, some or all of the shares or securities in IAG to which the Share Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Share Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

5.3 If the Participating Employee does not give a notice under term 5.2, the Trustee is entitled to sell the Rights.

5.4 Subject to term 5.5, if the Trustee sells the Share Rights in accordance with term 5.2 or term 5.3, the Trustee must distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participating Employee.

5.5 If the Trustee acquires, on behalf of the Participating Employee, a specified number of shares or securities pursuant to the Share Rights in accordance with term 5.2(b), the Trustee will transfer those shares or securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer (including stamp duty).

5.6 Where the Trustee sells the Share Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Share Rights;

(b) may aggregate Share Rights to be sold in blocks of Share Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee may attribute a sale price to each Share Right sold equal to the aggregate price for each Share Right sold in a block of Share Rights.

6. Other accretions

6.1 If an Accretion arises in respect of a Share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Share Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

7. Voting rights

7.1 IAG will send, or will make arrangements with the person charged with maintaining the IAG Share Register from time to time to send, notices (including the IAG annual report), or copies of them, that are sent to the registered holders of shares to the Participating Employee either in physical or electronic form.

7.2 The Participating Employee may give the Trustee written notice, in physical or electronic form, indicating how and whether it would like the Trustee to vote in respect of voting rights attaching to the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee.

8. Voting by Trustee

8.1 The Trustee will exercise the voting rights attaching to Bonus Equity Shares in accordance with the instructions of a Participating Employee given in accordance with term 7.2 and received by the Trustee not less than 5 business days prior to the relevant meeting.

9. Failure to provide information

9.1 IAG and the Trustee will not be liable for the accidental omission to give notice of any meeting or confirmation or the non-receipt of that notice and confirmation by any Participating Employee nor will that invalidate or breach the provisions of term 7.1, 7.2 or 8.

10. Failure to provide voting directions

10.1 In default of the Trustee receiving prior written instructions from a Participating Employee given in accordance with terms 7.2, the Trustee may exercise the voting rights attaching to the Bonus Equity Shares of the Participating Employee as it thinks fit (including a power to abstain from voting).

11. No claim

11.1 A Participating Employee will not have any claim against the Trustee or IAG as a result of the exercise by the Trustee or IAG of a power, discretion or determination under terms 7 to 10.

12. Transfer of Bonus Equity Shares

12.1 The Trustee must not assign, transfer, sell, encumber or otherwise deal with a Bonus Equity Share except in the circumstances set out in this term 12 or unless compelled by law.

12.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with a Bonus Equity Share or any legal or beneficial interest in a Bonus Equity Share:

(a) unless and until the Bonus Equity Share has been transferred to the Participating Employee in accordance with this term 12; or

(b) except in the circumstances set out in this term 12.

12.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Bonus Equity Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Bonus Equity Shares held on behalf of the Participating Employee to the Participating Employee.

12.4 Where the Trustee sells the Bonus Equity Shares under this term 12, the Trustee:

(a) has no obligation to maximise the sale price of the Bonus Equity Shares;

(b) may sell the Bonus Equity Shares with other Shares (whether or not held for the Participating Eligible Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, may:

(i) deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) attribute a sale price to each Bonus Equity Share as the Trustee considers appropriate.

12.5 If the Trustee does not receive a notice in accordance with term 12.3, then the Trustee must transfer the Bonus Equity Shares to the Participating Employee within 1 month of the end of the notice period referred to in term 12.3.

12.6 A Participating Employee will not have any claim against the Trustee or IAG as a result of the exercise by the Trustee of a power, discretion or determination under this term 12.

12.7 The requirement or right to transfer Bonus Equity Shares under this term is subject to the power of the Board set out in clause 19 of the Trust Deed.

INSURANCE AUSTRALIA GROUP LIMITED

(ABN 60 090 739 923)

Bonus Equity Share Plan
Share Offer

(Re: IMA LTI outcome)

APPLICATION FORM

Title: Mr ☐ Mrs ☐ Miss ☐ Ms ☐

Payroll No: ☐

Name: ☐
(first name) *(other name)* *(surname)*

Residential Address: ☐

Telephone No: ☐

Please pay my dividends to the following account (if not completed, any dividends will be paid by cheque).

Your Bank Account Details

BSB ☐ Account No. ☐

Name in which account is held: ....

(Note: The account must be in the name of the registered shareholder. If a joint account, the shareholder must be one of the account holders.)

Type of Account:
(eg passbook, cheque etc) ☐

Name of Institution: ☐

Branch *(full address)*: ☐

Offer

To: IAG Share Plan Nominee Pty Ltd (ABN 52 095 125 152), Trustee of the IAG Bonus Equity Share Plan ("**Plan**") and the Board of Insurance Australia Group Limited ("IAG"):

1 I offer to acquire the number of IAG Shares calculated in accordance with the terms and conditions of the Bonus Equity Shares Terms dated February 2004 ("**Terms**"). The number of Shares I offer to acquire is to be determined in accordance with the following formula:

$$A = \frac{B}{C}$$

Where:

A	=	the number of the Shares I offer to acquire (rounded to the nearest whole number);
B	=	the dollar value of % of my First Performance Bonus in respect of the Performance Period, such value being $; and
C	=	the weighted average trading price of a fully paid ordinary listed IAG share in the one week period ending on the day before the allocation date

<u>This Offer Form should be returned (date to be inserted)</u>

2 I acknowledge that the Shares allocated to me consequent upon the acceptance of this offer will be held by the Trustee of the IAG Bonus Share Plan in accordance with the Terms.

3 For the purposes of term 2.1 of the Terms for the Plan, the restriction period is years.

4 I acknowledge that I will be liable for any costs associated with the transfer or sale of any of my Shares by the Trustee after the end of the Restriction Period.

5 I authorise Insurance Australia Group Limited and IAG Share Plan Nominee Pty Ltd jointly and severally to complete and execute any documents necessary to effect the grant of Shares to me.

6 I acknowledge having received a copy of the Terms dated February 2004 and the Plan Explanatory Booklet.

7 I agree to be bound by the:

- Constitution of Insurance Australia Group Limited;
- IAG Share and Performance Award Rights Plan Trust ("Trust Deed") and
- Terms dated February 2004; and

acknowledge that I am bound by the restrictions on dealing with shares issued or received under the Plan, or which are to be treated as shares to which the Plan applies, as set out in the Plan.

8 I declare all details and statements made on this form are complete and accurate and acknowledge that these details and statements may be relied upon by IAG

and the Trustee of the Bonus Equity Share Plan in considering and processing this application and making subsequent disclosures to ASX and ASIC and any other relevant regulatory body.

9 I agree that by returning this form, I apply for the number of Shares set out on this form and make the agreements, acknowledgments, declarations and authorisations set out above.

10 I understand that words and expressions with a particular meaning in the Terms and Trust Deed have, unless the contrary intention appears, the same meaning in this form.

11 In providing the personal information contained in this application to IAG, I acknowledge and agree that

a) IAG needs to collect, use and disclose this personal information in order to consider, calculate and arrange for the Trustee of the Plan to acquire and allocate on my account the Shares, any subsequent dividends and voting rights and generally administer the Plan in accordance with the Terms and to subsequently to fulfil IAG's obligations of disclosure of the details of any resulting relevant interest held by me to the ASX and ASIC in accordance with the Corporations Act, the ASX Listing Rules and any other relevant legislative and regulatory requirements;

b) I can choose not to provide some or all of this personal information but that this may result in my application for the Shares being rejected and the Trustee of the Plan being unable to allocate the Shares and distribute any dividend resulting from the Shares;

c) For the purposes outlined in (a), IAG can collect the personal information from and disclose it to any related entity, particularly the Trustee of the Plan, ASX, ASIC and any other regulatory or enforcement agency or an agent of any of these in order to comply with its disclosure and other obligations required by law or relevant regulation;

d) I can gain access to the personal information relating to me by contacting IAG through Alex Christie, Senior Manager, Remuneration & Benefits.

Date: ....

Signature: ....

Return to : **Remuneration & Benefits – Share Plans**
Human Resources
Insurance Australia Group Limited
Lvl.13
388 George Street
SYDNEY NSW 2000
Via fax on: 02 9292 9259
or by hand to Level 13, 388 George St. Sydney

NO LATER THAN: 5pm EST 19 November 2004

IAG
Insurance
Australia
Group

IAG Bonus Equity Share Plan
Explanatory Booklet
IMA Long Term Incentive Participants

Table of Contents

This booklet has been written to provide you with information on the IAG Bonus Equity Share Plan. In the event of any inconsistency between this booklet and the Bonus Equity Shares Terms, the Bonus Equity Shares Terms will prevail.

The IAG Bonus Equity Share Plan

Purpose of the Plan

The IAG Bonus Equity Share Plan enables IAG to provide all or part of any IMA long-term incentive (IMA LTI) to which you may become entitled in the form of ordinary IAG shares held by the Trustee of the Plan.

Participation in the Plan will have tax consequences for you. These are summarised in a general manner in the Australian Tax Guide later in this booklet.

Participation is Optional

You are not obliged to express a preference to be provided with Bonus Equity Shares or to participate in the Plan. However, **if you complete the Preference Form and are subsequently invited to apply for Bonus Equity Shares and choose not to participate (by not returning the Application Form), you will not receive an equivalent amount of your IMA LTI in cash.**

Preference Forms

Together with this booklet, you will have received a Preference Form in which you are invited to indicate a preference in relation to your IMA LTI. IAG may, but is not obliged to, provide any part of your IMA LTI in accordance with your preference.

If you wish, you may express a preference for:

- the percentage of your IMA LTI that you wish to be provided with in the form of Bonus Equity Shares under the Plan. This may be up to 100% of your IMA LTI; and
- the 'restriction period' for your Bonus Equity Shares. This may be any whole year between 1 year and 10 years. If you fail to express a preference for the restriction period, you will be deemed to have selected a restriction period of 5 years.

If you wish to participate in the Plan, you will need to return your Preference Form to Remuneration & Benefits no later than 5pm EST on 31 May 2004.

Participation In The IAG Bonus Equity Share Plan

4 Steps to Participate

Follow these steps to participate in the Plan:

1. Read the material contained in this booklet.
2. Seek independent advice from a licensed financial adviser if you are unsure whether to participate in this Plan and be provided shares in IAG.
3. If you wish to participate, ensure that your completed and signed Preference Form is received by Remuneration & Benefits by **5:00 pm EST** on **31 May 2004**. You cannot receive Bonus Equity Shares under the Plan if your Preference Form is not received by this time. Late Preference Forms cannot be processed.
4. Ensure that you complete and sign the Application Form, which you may receive in August 2004, and that your completed form is returned by the time specified on that Application Form.

One Performance Form covers both your Performance Bonuses

As your IMA LTI is comprised of a First and Second Performance Bonus, any preference you express will apply to both Performance Bonuses.

You will still need to complete an Application Form

Invitations to apply for Bonus Equity Shares will not be made if the relevant performance hurdles set out in the rules of the IMA LTI Plan are not achieved.

However, if these hurdles are met, Participating Employees who have returned a Preference Form will be asked to complete an Application Form for Bonus Equity Shares.

If you completed the Preference Form and are subsequently invited to apply for Bonus Equity Shares and you choose not to participate (by not returning the Application Form), you will not receive an equivalent amount of your IMA LTI in cash.

Timetable for the Plan

It is presently expected that any issue of Bonus Equity Shares under the Plan would be:

- September 2004 for the First Performance Bonus; and
- November 2004 for the Second Performance Bonus.

Preference Forms and booklets distributed	31 March 2004
Closing date for preferences	31 May 2004
First Test Date	1 July 2004
Result of First Test submitted to IMA Board for approval	Late August 2004
Distribution of Application Forms for any First or Second Performance Bonus to be provided in the form of Bonus Equity Shares	Late August 2004
Allocation of shares for First Performance Bonus	Late September 2004
Second Test Date	22 October 2004
Expected allocation of shares for Second Performance Bonus	Late November 2004

These dates may be varied by the Board in its discretion.

Calculation of Number of Bonus Equity Shares you receive

If IAG determines to provide a component of your IMA LTI in the form of Bonus Equity Shares this amount will be set out on your Application Form. If you participate in the Plan, you will be allocated Bonus Equity Shares. The number of Bonus Equity Shares you will be allocated will depend upon the dollar value of your IMA LTI to be provided in Bonus Equity Shares and the volume weighted average trading price of IAG shares in the one week period ending on the day before the allocation date. You are not required to pay any additional amount for these Bonus Equity Shares.

The number of Bonus Equity Shares you will be allocated is calculated as follows:

$$A = \frac{B}{C}$$

Where:

A = the number of the Bonus Equity Shares you will be allocated

B = the component of your IMA LTI to be provided in the form of Bonus Equity Shares, represented as a number of dollars; and

C = the volume weighted average price of an ordinary IAG share in the one week period ending on the day before the allocation date.

For example...

If the component of your IMA LTI for your Performance Bonus to be provided in the form of Bonus Equity Shares was $45,000 and the volume weighted average trading price of ordinary IAG shares in the one week period ending on the day before the allocation date was $4.50, you would be allocated 10,000 Bonus Equity Shares The cash amount of your IMA LTI would be reduced by the value provided in the form of Bonus Equity Shares:

$$A = \frac{\$45,000}{\$4.50}$$

$$\therefore A = 10,000 \text{ Bonus Equity Shares}$$

Confirmation that your Acceptance Form has been received

You will receive a holding statement confirming the number of Bonus Equity Shares which have been allocated to you and which are being held by the Trustee on your behalf.

Your Bonus Equity Shares

The Trustee will hold the Bonus Equity Shares on your behalf until the end of the restriction period. During this time you will not be able sell or otherwise deal with them.

At the end of the restriction period, you can choose to either sell or keep the shares.

All dividends paid on Bonus Equity Shares are yours from the time they are allocated to you and will be distributed to you in accordance with the Bonus Equity Shares Terms. You also have other rights that you can exercise, voting rights attached to the Bonus Equity Shares. These are discussed in greater detail in question 8 later in this booklet.

Other things you should know

1 The Bonus Equity Share Plan

The Bonus Equity Shares allocated to Participating Employees under the Plan will be held on their behalf by the Trustee of the Plan and are subject to a trust deed and the Bonus Equity Shares Terms.

The Trustee will hold the legal title to the shares. However, Participating Employees will be the beneficial owners, giving them rights to dividends and rights to exercise voting rights attaching to the Bonus Equity Shares.

A copy of the Bonus Equity Shares Terms accompany this booklet. If there is any inconsistency between them and this booklet, the Bonus Equity Shares Terms will prevail. Further details relating to the Plan can also be found in the trust deed relating to the Plan. A copy of the trust deed is available on request.

2 When can I sell my Bonus Equity Shares?

You cannot sell or otherwise deal with your Bonus Equity Shares until the end of the restriction period.

Once the restriction period has ended you can either retain or sell your Bonus Equity Shares. You will need to instruct the Trustee once you have decided what you would like to do. The share plan manager, currently Computershare Plan Managers, will contact you at the end of the restriction period regarding your instruction.

If you decide to retain the Bonus Equity Shares, you will be provided with the relevant form for transferring them into your name. A transfer fee, which is charged by Computershare Plan Managers, will apply.

If you decide to sell the Bonus Equity Shares, you will be provided with the relevant form. They will then be sold on your behalf and you will be paid the proceeds of the sale (after deduction of the third party costs of the sale).

If you do not give any instructions to the Trustee within two months of the end of your restriction period, the Trustee will transfer the Bonus Equity Shares to you and you will be liable to pay a transfer fee to the Share Plan manager, currently Computershare.

3 What is the restriction period?

The restriction period will end on the earlier of:

- the time at which you are no longer employed by any of the following:
    - your employer at the date of allocation; or
    - any member of the IAG Group.
- the date the Trustee notifies you that the Board of IAG has determined that an "Event" has happened. An '**Event**' is explained below in question 6.
- the end of the period determined by the Board of IAG at the time the Bonus Equity Shares are allocated to you.

The restriction period will be at least 1 year and will not be longer than 10 years from the date of allocation of the Bonus Equity Shares. Your Preference Form allows you to express a preference for the restriction period to apply to your Bonus Equity Shares. IAG is not obliged to accept your preference. The length of the restriction period may affect the time at which you are assessed on the value of your Bonus Equity Shares for income tax purposes.

Please refer to the tax guide supplied with this booklet for details of the tax implications of the restriction period ending.

4 Fees when Bonus Equity Shares are sold or transferred

If you sell your Bonus Equity Shares, whether by arranging for the Trustee to sell them on your behalf, or otherwise, transaction costs (a sale fee and a brokerage fee) will apply. Fees will be invoiced by the Share Plan manager, currently Computershare.

A fee will also apply if you choose to have the Bonus Equity Shares transferred to you.

5 Risks associated with Bonus Equity Shares

If you acquire Bonus Equity Shares under the Plan, you can benefit from any increase in the IAG share price and from any dividends paid. But there is no guarantee that the Bonus Equity Shares will grow in value - they could and may well decline. There is no guaranteed return.

If you have any queries about participating in the Plan, you should consult a financial adviser.

6 What is an "Event"?

An Event occurs when:

- a takeover bid is made to the holders of issued ordinary fully paid shares in IAG (other than as a result of an allotment or transfer approved by the Board);
- a statement is lodged with the ASX to the effect that a person has become entitled to not less than 15% of the total number of votes attaching to voting shares in IAG (other than as a result of an allotment or transfer approved by the Board);
- pursuant to an application made to the Court, the Court convenes a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies;
- IAG passes a resolution for voluntary winding up; or
- an order is made for the compulsory winding up of IAG.

7 Insider trading considerations

In accordance with IAG's insider trading policy, you should not buy or sell IAG shares if you have access to information that is not generally available and, if it were generally available, would reasonably be expected to have a material effect on IAG's share price.

You should discuss your position with Head of Group Compliance if you believe you have price-sensitive information at the time you wish to sell any shares in IAG.

8 Voting rights

While the Trustee holds the Bonus Equity Shares for you, the Trustee will provide you with all notices of general meetings in respect of these shares.

You can instruct the Trustee to cast votes in relation to the Bonus Equity Shares it holds on your behalf at any meeting of shareholders. If you do not instruct the Trustee how to vote in relation to your Bonus Equity Shares, the Trustee may exercise the voting rights as it sees fit. This includes the Trustee abstaining from voting.

9 Share price information

Once the Bonus Equity Shares are allocated by the Trustee on your behalf, you will be provided with a holding statement that outlines the market price and the number of Bonus Equity Shares you have received by participating in the Plan.

Most major newspapers in Australia contain a list of daily share prices in the business section. The Australian Stock Exchange code for IAG is IAG. The current IAG share price is available from the InsideIAG homepage.

10 Tax considerations

The Australian tax guide included in this booklet provides information about Australian tax and Bonus Equity Shares. You are encouraged to seek your own tax advice. New Zealand employees, and other employees who are not residents of Australia for tax purposes, should seek their own tax advice.

Key Terms

Board

This refers to the Board of Directors of Insurance Australia Group Limited (ABN 60 090 739 923) or its authorised delegates.

Bonus Equity Shares Terms

The terms approved by the Board for the Bonus Equity Shares to be issued under the Plan.

Group

This means Insurance Australia Group Limited and its subsidiary companies.

IAG

This refers to Insurance Australia Group Limited (ABN 60 090 739 923) or any of its related bodies corporate.

IMA LTI

The Insurance Manufacturers of Australia Pty Limited Long Term Incentive Plan as governed by the Long Term Incentive Plan Rules.

Participating Employee

An employee who is participating in the Plan.

Plan

In this explanatory booklet, the taxation summary and preference forms, this refers to the IAG Bonus Equity Share Plan.

Trustee

A trustee is a person or company that holds the assets of a trust on behalf of other people. a trustee is given powers, within legal obligations, to administer the trust. for the bonus equity share plan, the trustee is IAG share plan nominee Pty Ltd (ABN 52 095 125 152).

Frequently Asked Questions

Why do I have to fill in an Application Form if I return my Preference Form?

Your Preference Form indicates to IAG the form in which you would prefer to receive any IMA LTI (whether it is the First Performance Bonus or the Second Performance Bonus) to which you might become entitled. IAG will make an invitation for you to complete an Application Form. Your completed Application Form authorises the Trustee to acquire Bonus Equity Shares on your behalf. It also evidences that you agree to the terms and conditions of the Plan, as described in this booklet, and agree to be bound by the constitution of IAG. You will be required to complete an Application Form for each Performance Bonus that is to be provided to you in the form of Bonus Equity Shares.

When do I get paid dividends on the Bonus Equity Shares?

IAG generally pays dividends twice a year. However, the payment of dividends depends on a number of things, including IAG's profitability, its cash requirements and dividend policy. Your Shares will be eligible for dividends from the time they are allocated to you. No assurance can be given as to the timing and amount of dividends to be paid by IAG.

How do I receive my dividends?

The amount of any dividend will be directly credited to the bank account you nominate on your Application Form or provided to you by cheque if you do not wish to receive them by way of direct credit. Employees who do not provide their tax file number may have tax deducted from their dividends.

Are the dividends fully franked?

Historically, the Board has franked dividends to the maximum extent possible. However, the level of franking may vary and will depend on a number of factors, including IAG's earnings, the amount of tax paid by IAG and the relevant tax legislation. No assurance can be provided as to the level of franking of any dividends.

What about rights issues?

You will receive notice of any rights issues and may, within seven days of receiving the notice, instruct the Trustee to either acquire or sell the rights on your behalf. You will be required to pay for any rights you acquire in relation to the Bonus Equity Shares you acquire.

What about bonus issues?

You will be entitled to any bonus shares issued in respect of your Bonus Equity Shares, but they will be held in trust on your behalf on the same basis as the Bonus Equity Shares you receive.

Will the value of the Bonus Equity Shares acquired under this Plan appear on my Payment Summary?

No, the value of the Bonus Equity Shares will not appear as part of your gross income on your Payment Summary for the income year ending 30 June 2004 or 30 June 2005. It is also **not** a reportable Fringe Benefit.

You will be responsible for reporting and paying the tax referable to your participation in the Plan.

What if I lose my Preference Form or my Application Form?

If you lose your Preference or Application form, you should contact Remuneration & Benefits for a replacement.

What happens if I need to change my name, address or banking details?

You should forward your change of address and banking instructions in writing to Computershare Plan Managers if you need to change your details. Changes to names must be supported by copies of documentation (e.g. marriage certificate).

Who should I contact if I have a question?

If you have a question in relation to this offer or the Plan, please contact a Remuneration & Benefits team member.

Australian Tax Guide

The following guide is intended only as a summary of the Australian taxation considerations of participating in the IAG Bonus Equity Share Plan ("Bonus Equity Share Plan"). Neither IAG nor the Trustee of the Bonus Equity Share Plan accepts responsibility for reliance on this summary by any person.

The tax consequences of participating in the Bonus Equity Share Plan and being provided with Bonus Equity Shares in IAG in the income year ended 30 June 2005 may vary depending on your particular circumstances.

The taxation consequences will be different if you are not an Australian resident for tax purposes.

The information in this document is important and you should read it carefully before preparing your tax return. We also recommend that you provide a copy of this document to your tax agent or the person who prepares your tax return.

This summary does not deal with the tax consequences for those employees who have participated in employee share or option schemes with other employers in the year ended **30 June 2005**. It is important you consult your tax adviser if you have participated in any employee share or option schemes with other employers in the year ended 30 June 2005.

Tax Deferral and Election Information

Your Taxation Options

Under Australia's tax laws, you can choose to be assessed on the full market value of your Bonus Equity Shares when they are allocated to you (by making an election) or you can defer tax until a later date. The amount on which you are assessed at this later time may be different to the amount that you would have been assessed on if you had elected to be assessed at the time the Bonus Equity Shares were allocated to you. The capital gains tax consequences of participating in the Plan may differ depending on whether or not you make an election in relation to your Bonus Equity Shares.

Any election you make for the relevant year of income may apply to other shares and rights you acquire under employee share or option schemes in that tax year of income either with IAG or with another employer. That is, for example, any election you make in relation to your participation in the Bonus Equity Share Plan may apply to your

participation in other employee share or rights plans in that year of income. Equally, any election you make in relation to another employee share or rights plans in the relevant year of income may apply to your participation in the Bonus Equity Share Plan.

As a result, it is important that, in deciding whether to make an election in relation to your Bonus Equity Shares, you take into account any other shares or rights you may acquire or have acquired in the relevant tax year of income and your preferred tax treatment for those other shares or rights.

It is particularly important that you seek professional tax advice in deciding whether to make the election, and that the advice you seek takes account of different shares and rights you may have been granted in the same year under employee share plans as well as the different views as to the availability of the capital gains tax concession when you make the election.

How do you make an election (Tax Upfront)?

If you want to make an election to be taxed at the time of the allocation of your Bonus Equity Shares, the election must be made in writing and be made before the date you lodge your 2005 income tax return.

Computershare Plan Managers will provide you with a sample election form on request to assist you to prepare your tax return.

You do not need to lodge the election with your income tax return but you should keep the election with your taxation records.

How do you select Tax Deferral?

To select Tax Deferral, you need not do anything. Unless you make an election, you will automatically be taken to have selected Tax Deferral.

Income tax payable

If you do not make an election, the allocation of the Bonus Equity Shares to you will not be a taxable event. Instead, you will be assessed at the time referred to as the 'Cessation Time'. The 'Cessation Time' is the earliest of:

(a) the end of the Restriction period determined by the Board at the time of your invitation to apply for Bonus Equity Shares;

(b) the time when you are no longer employed by any of:

  (i) the company which was your employer at the time you acquired the shares under the Bonus Equity Share Plan; or

  (ii) any other company in the IAG group; and

(c) the Board of IAG determining that an 'Event' has happened as defined in the Plan.

The market value of your shares at the Cessation Time?

In the year of income in which the Cessation Time occurs, you should be assessed on the 'tax market value' of the Bonus Equity Shares at the Cessation Time (except where the 30-Day Rule applies - see below).

Broadly, the 'tax market value' of 1 share is calculated as the volume weighted average of the prices at which shares in IAG were traded on the Australian Stock Exchange during the one week period up to and including the day on which the Cessation Time occurs.

Deferral Option - Capital Gains Tax

The 30-Day Rule

Generally, if you dispose of your shares within 30 days ('30-Day Rule') after the Cessation Time the amount on which you are assessed will differ from the market value of your shares at the Cessation Time. For shares acquired under the Bonus Equity Share Plan the assessable amount will be the whole amount of your sale proceeds. Capital gains tax rules do not apply to the disposal of Bonus Equity Shares under the '30-Day Rule'.

Capital Gains Tax

Under the capital gains tax provisions, if you do not dispose of the shares within 30 days after the Cessation Time you may be assessed for capital gains tax for the year in which you dispose of your shares. In simple terms, the capital gain is calculated on the basis of the excess of the proceeds from the disposal of the shares over the 'cost base' of the shares.

The cost base of your shares for capital gains tax purposes will be equal to the 'tax market value' of your shares at the Cessation Time. Any costs you may have incurred relating to the acquisition and disposal of your shares may be added to your cost base.

Your disposal proceeds may also be **less** than the cost base. In this case, again in simple terms, the difference will be the amount of your capital loss. A capital loss may be offset against any capital gains you may have derived in that year or a later year. However, you cannot claim a tax deduction for capital losses against other assessable income.

Capital Gains Tax concession

If you dispose of your shares 12 months or more after you acquire them for tax purposes, you will generally be entitled to a capital gains tax concession. This means that only half of the capital gain on the disposal of your shares will be included in your assessable income for the year in which you dispose of your shares.

If you did not make an election in relation to your Bonus Equity Plan Shares (that is, you deferred tax) then it appears that you will be taken generally to have acquired your Bonus Equity Shares for capital gains tax purposes at your Cessation Time. This means that you will not be entitled to the capital gains tax concession if you dispose of your Bonus Equity Shares within 12 months of the Cessation Time.

Taxation consequences of acquiring shares — Tax Upfront Option

If you make an election to be taxed 'upfront' on the allocation of the Bonus Equity Shares to you, the allocation of the shares to you will be a taxable event.

Accordingly, in the year in which the Bonus Equity Shares are allocated to you, you should be taxed on the 'tax market value' of the Bonus Equity Shares when they are allocated to you by the Trustee. The 'tax market value' is the weighted average price at which IAG shares were trading in the one week period up to and including the day of allocation.

Tax Upfront Option — Capital Gains Tax consequences

Under the capital gains tax provisions, you may be assessed for capital gains tax for the tax year in which you dispose of your shares acquired under the Bonus Equity Share Plan if you realise a capital gain on disposal.

The amount of the capital gain will depend on:

— when you are treated as 'acquiring' the shares for capital gains tax purposes; and

— the 'cost base' for the shares.

The capital gain is calculated, generally speaking, as the excess of the proceeds from the disposal of the shares over the 'cost base' of the shares. If you make an election the cost base of your shares will be the 'tax market value' of the shares at the time you acquire them being the time the Plan Trustee allocates the shares to you.

The tax market value of a share on the day you acquire it is the volume weighted average of the prices at which shares in IAG were traded on the Australian Stock Exchange during the one week period up to and including that day.

If you incur any costs associated with the acquisition and disposal of your shares these may be added to your cost base. What is meant by 'cost base' is explained below.

If you dispose of your shares 12 months or more after you 'acquire' them you will generally be entitled to a capital gains tax concession. The time when you 'acquire' your shares is explained below. Under the capital gains tax concession only half of the capital gain you make on the disposal of your shares will be included in your assessable income in the year in which you dispose of your shares.

If your disposal proceeds are less than the cost base, in simple terms, the difference will be the amount of your capital loss. A capital loss may be offset against any capital gains you may have derived in that year or a later year.

Dividends on shares

Dividend payments are taxed the same way whether you select to be taxed up front or are treated as having selected the Deferral Option. Every dividend payment will be considered assessable income for income tax purposes in the year that the dividend is paid.

Franked Dividends

If any dividends paid to you are franked, they have franking credits attached. In this case, you will need to include in your assessable income the amount of any franking credits in addition to the cash dividend received.

Generally, your tax rebate will be equal to the amount of franking credits included in your assessable income.

If your franking credits in a year of income exceed the amount of tax (excluding the Medicare levy) you are assessed as having to pay in the year of income, the excess rebate will be refunded to you. Franking credits cannot be applied against the Medicare levy.

Tax File Number

There is no obligation to provide your tax file number to IAG. However, if you do not provide your tax file number, IAG may be required to deduct tax prior to giving you certain dividend payments.

If you do not supply your tax file number, tax will be deducted from any payment of a dividend which is not fully franked. If tax is deducted from the dividend, your tax assessment may be adjusted to take into account the amount deducted.

You may provide your tax file number directly to Computershare Plan Managers. You may already have provided your tax file number in respect to your participation in other IAG share plans.

Comparative Tax Treatment

The following table sets out an illustrative example of the possible comparative tax treatment between you investing $10,000 of pre-tax remuneration in IAG shares and IAG determining to provide a component of your remuneration in the form of Bonus Equity Shares under the Plan.

The consequences for you may vary because of your particular circumstances.

It is important that you obtain independent advice as to whether it is appropriate for you to express a preference for your IMA LTI to be provided in the form of Bonus Equity Shares.

The tax treatment and the comparative costs and benefits of participating in the Plan will depend on your particular circumstances and, amongst other things, will depend on:

- the value of IAG shares
- the rate at which dividends are paid
- the extent to which dividends are franked.
- the length of the restriction period. The table assumes a restriction period of three years.
- your marginal tax rate. The table assumes you are taxed at the highest marginal rate.
- whether you seek tax deferral. The table assumes you seek tax deferral.
- whether you hold your Bonus Equity Shares for 12 months after the restriction period ends. If you hold your Bonus Equity Shares for 12 months or more after the end of the restriction period the capital gains tax concession should be available to you upon the subsequent sale of your Bonus Equity Shares on the difference between the tax market value at the end of the restriction period and the disposal proceeds for the shares. The table assumes that you dispose of your shares immediately at the end of a 3 year restriction period for the then current tax market value.
- that you remain an employee of IAG for the entire restriction period.

Example	**Pre-tax remuneration invested in IAG shares**	**Bonus Equity Shares for 3yrs and tax deferral sought**
Initial Amount	$10,000	$10,000
Tax at 48.5% at time of payment	($4,850)	$0
Investment in shares	$5,150	$10,000
Value of shares after 3 years assuming 10% pa compound growth (proceeds on sale)	$6,854	$13,310
Tax at 48.5% on **half** of the capital gain arising on sale of shares at end of year 3. *Under the capital gains tax concession, half of the capital gain is assessable where the taxpayer has held the asset being disposed of for at least 12 months.*	($413)	$0
Tax at 48.5% on value of shares Under the employee share plan tax rules, if tax assessment is deferred, the taxpayer will be assessed on the value of the shares at the time they become entitled to withdraw the shares from the trust on the market value of the shares at that time (without the benefit of the capital gains tax concession).	$0	($6,455)
Total cash dividend on shares for 3 years (assuming fully franked dividend at 5%)	$936	$1,820
Top up tax on dividends (to 48.5%)	($247)	($481)
Net benefit after 3 years	**$7,130**	**$8,194**

Insurance Australia Group Limited
Performance Award Rights Terms

Dated: [ ]

Terms of Performance Award Rights dated 2004 to be granted in accordance with the IAG Share and Performance Award Rights Plans Trust Deed

1 Entitlement

1.1 Subject to term 6, each Performance Award Right entitles the Holder to acquire, credited as fully paid, one Share at an exercise price of:

$$\frac{\$1}{\text{No. of Performance Award Rights exercised on any particular day}}$$

1.2 Subject to the Listing Rules, the Trustee must transfer Shares on exercise of a Performance Award Right in accordance with these terms.

1.3 Shares transferred on the exercise of Performance Award Rights will rank pari passu with all existing Shares from the date of transfer and will be entitled in full to those dividends which have a record date for determining entitlements after the date of transfer of the Shares.

1.4 A Holder has no legal or equitable interest in a Share by virtue of acquiring a Performance Award Right. The Holder's rights are purely personal and contractual.

2 Conditions for exercise of Performance Award Rights

2.1 A Performance Award Right which is an Exercisable Right (which has not lapsed) may be exercised by a Holder at any time before the end of the Exercise Period for the Performance Award Right. The date the Exercise Period will end is described in Column 2 of the table set out below and depends on the status of the Holder at the relevant time as described in Column 1 of the table.

Status of the Holder	**The Exercise Period for the Performance Award Right ends on**
(i) For a continuing Employee	10 years after the Commencement Date
(ii) For a person who ceases to be an Employee in any of the following circumstances:	the day which is 90 days after the later of:

(a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board	(1) the end of the Performance Period; (2) the date on which the person ceases to be an Employee, (but not later than 10 years after the Commencement Date).
(iii) For a person who ceases to be an Employee (other than due to serious misconduct involving dishonesty) in circumstances other than: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; (e) with the approval of the Board.	the day which is 90 days after the date on which the person ceases to be an Employee, (but not later than 10 years after the Commencement Date).

2.2 A Performance Award Right will lapse depending on the status of the Holder, as described in Column 1 of the table below, at the time described in Column 2 of the table below.

Status of the Holder	**The day on which the Performance Award Right lapses**
(i) For a person who ceases to be an Employee due to serious misconduct involving dishonesty.	the date of ceasing to be an Employee (irrespective of whether it is an Exercisable Right)
(ii) For a person who ceases to be an Employee (in circumstances other than: (a) Retirement; (b) redundancy;	- if the Performance Award Right is not an Exercisable Right on the day the person ceases to be an Employee, the date of ceasing to be an Employee. - if the Performance Award Right is an Exercisable Right on the day the

(c) death; (d) Total and Permanent Disablement; (e) with the approval of the Board; or (f) serious misconduct involving dishonesty.)	person ceases to be an Employee, the end of the Exercise Period.
(iii) In the case of a person who is a continuing Employee.	- if at the end of the Performance Period for the Performance Award Right the Performance Award Right is not an Exercisable Right, the end of that Performance Period. - if at the end of the Exercise Period for an Exercisable Right the Performance Award Right is unexercised, the end of the Exercise Period.
(iv) In the case of any other person not covered in (i) (ii) or (iii)	- if the person requests that the Performance Award Right lapses, the date the request is received by Trustee. - if at the end of the Performance Period for the Performance Award Right the Performance Award Right is not an Exercisable Right, the end of that Performance Period. - if at the end of the Exercise Period for an Exercisable Right the Performance Award Right is unexercised, the end of the Exercise Period.

2.2A The Performance Period for a Performance Award Right (which has not lapsed) commences on the third anniversary of the Base Date and depending on the status of the Holder as described in Column 1 ends on the date described in Column 2 of the table set out below.

Status of Holder	**Date on which the Performance Period Ends**
(i) For a continuing Employee.	5 years from the Base Date.

(ii) For a person who ceases to be an Employee (other than due to serious misconduct involving dishonesty) in any of the following circumstances: (a) Retirement; (b) redundancy; (c) death; (d) Total and Permanent Disablement; or (e) with the approval of the Board.	the later of: (1) 4 years from the Base Date; or (2) 12 months from ceasing to be an Employee (but not later than 5 years from the Base Date).

2.3 A Performance Award Right (which has not lapsed) will become an Exercisable Right if either:

(a) Both of the following conditions are satisfied:

(i) the Performance Award Right is eligible to become exercisable under term 2.4; and

(ii) the Trustee gives notice to the Holder that the Performance Award Right has become exercisable in accordance with these terms. The Trustee must notify Holders within 28 days of the Test Day of the Performance Award Rights which have become exercisable;

or

(b) Both of the following conditions are satisfied:

(i) any of the following occur before the end of the Performance Period for a Performance Award Right:

(A) a takeover bid is made to the holders of Shares (other than as a result of an allotment or transfer approved by the Board);

(B) a statement is lodged with ASX to the effect that a person has voting power in not less than 15% of the total number of votes attaching to voting shares in IAG (other than as a result of an allotment or transfer approved by the Board);

(C) pursuant to an application made to the Court, the Court orders a meeting to be held in relation to a proposed compromise or arrangement for the purpose of or in connection with a scheme for the reconstruction of IAG or its amalgamation with any other companies;

(D) IAG passes a resolution for voluntary winding up; or

(E) an order is made for the compulsory winding up of IAG; and

(ii) the Board gives a notice under this term to the Holder.

2.4 A Performance Award Right is eligible to become exercisable in accordance with the following and subject to the rule set out below:

If on a Test Day in the Performance Period:

When on the Test Day	**Number of the Performance Award Rights which are eligible to become exercisable:**
1 the Rank does not reach 50	1 nil
2 the Rank reaches 50 or above	2 the number of Performance Award Rights determined by the formula (rounded down to the nearest whole number): $\left[\frac{[2(A-50)+50]}{100} \times B\right]-C$ Where: A is the lesser of: (i) the Rank reached on the Test Day; and (ii) 75. B is the Total PARs; C is the number of Performance Award Rights which before the Test Day: (i) have become Exercisable ; or (ii) are eligible to become exercisable but in any case the number of Performance Award Rights determined by the formula to be eligible to become exercisable must not be a number less than zero.

Rule

The number of Performance Award Rights eligible to become exercisable at any time cannot exceed the number of Total PARs that have not lapsed.

2.5 The Rank for a Test Day is determined by:

(a) determining as at the Test Day the Total Shareholder Return for IAG and the Total Shareholder Return for each member of the Peer Group; and

(b) ranking IAG and the members of the Peer Group by reference to those Total Shareholder Returns on a percentile scale, with the company with the highest Total Shareholder Return at that day ranked at 100.

The Rank for the Test Day is the position of IAG on that percentile scale.

2.6 For the purpose of these terms a determination by the Board of the Rank shall be binding and conclusive.

3 Method of exercise of Performance Award Rights

3.1 A Performance Award Right is exercised by the holder lodging a notice of exercise of Performance Award Right, together with the exercise price for each Share to be transferred on exercise, with the Trustee or such other person as the Board designates.

3.2 Performance Award Rights must be exercised in multiples of 100, unless the Holder exercises all Performance Award Rights able to be exercised at that time. The exercise of some Performance Award Rights only does not affect the Holder's right to exercise other Performance Award Rights at a later time.

4 No Transfers

Performance Award Rights may not be transferred.

5 Quotation of Performance Award Rights and Shares

Performance Award Rights will not be quoted on ASX. If the Shares to be transferred on exercise of Performance Award Rights are not already listed for official quotation and Shares of IAG are listed at that time, IAG will make application to ASX for official quotation of Shares transferred on the exercise of Performance Award Rights as soon as practicable after the Shares are transferred.

6 Participation in future issues

Participation generally

6.1 A Holder may only participate in new issues of securities to holders of Shares if the Performance Award Right has been exercised, if that is permitted by its terms, and the Shares in respect of the Performance Award Right have been transferred before the record date for determining entitlements to the issue.

Bonus issues

6.2 If IAG makes a bonus issue of shares or other securities pro rata to holders of Shares (other than an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the bonus issue then the rights attaching to that Performance Award Right will be altered as follows:

(i) the number of Shares which the Holder is entitled to have transferred on exercise of the Performance Award Right (S) is determined by the formula:

$$S = N + (N \times R)$$

where:

N = The number of Shares per Performance Award Right which the Holder is entitled to have transferred on the record date to determine entitlements to the bonus issue.

R = The number of Shares (including fractions) offered under the bonus issue for each Share held.

(ii) the exercise price per Share of a Performance Award Right will not be changed.

Share Rights issues

6.3 If IAG makes an offer of ordinary shares pro rata to all or substantially all holders of Shares (whether or not an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) for a subscription price which is less than the market price and no Shares have been transferred in respect of a Performance Award Right before the record date for determining entitlements to the issue then the exercise price per Performance Award Right will not be changed. The number of Shares which the Holder is entitled to have transferred on exercise of the Performance Award Right will not change.

Aggregation

6.4 If Performance Award Rights are exercised simultaneously then the Holder may aggregate the number of shares or fractions of shares or other securities to which the Holder is entitled to have transferred under those Performance Award Rights. Fractions in the aggregate number only will be disregarded in determining the total entitlement to have transferred.

Reconstruction

6.5 In the event of any reconstruction of the issued ordinary capital of IAG the number of shares attaching to each Performance Award Right will be reconstructed in the manner specified below. If the manner is not specified then the Board will determine the reconstruction. In any event the reconstruction will not result in any additional benefits being conferred on Holders which are not conferred on shareholders of IAG (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital) and in all other respects the terms for the exercise of Performance Award Rights will remain unchanged.

In the event of any consolidation or sub-division of shares or reduction or cancellation of capital then the reconstruction will be determined by the following formulae:

(a) Consolidation; and

(b) Subdivision:

$$S = C \text{ x } \frac{B}{A};$$

(c) Reduction of capital by return of share capital:

$$S = C$$

(d) Reduction of capital by cancellation of ordinary shares that is either lost or not represented by available assets:

$$S = C;$$

(e) Pro rata cancellation of fully paid ordinary shares (not within (c) or (d)):

$$S = C \text{ x } \frac{B}{A} \;;$$

where:

A = The total number of Shares on issue before the capital reconstruction;

B = The total number of Shares on issue after the capital reconstruction;

C = The number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right before the reconstruction;

S = The number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right after the reconstruction.

7 Lapse

A Holder may request that some or all of the Performance Award Rights held by that Holder lapse.

8 Liability for tax

8.1 If IAG, or any company in the Group which is the employer or former employer of a Holder (**"Employer Company"**), is obliged as a result of a Holder exercising a Performance Award Right to account to any tax authority for income tax or employment taxes under any wage withholding or other arrangements or for any other tax, levy or charge of a similar nature (**"Tax"**), then the Employer Company is entitled to be reimbursed by the Holder for the amounts paid to the tax authority.

8.2 Where term 8.1 applies, the Trustee is not obliged to transfer Shares to the Holder on exercise of the Holder's Performance Award Right unless IAG is satisfied that arrangements have been made for reimbursement. The arrangements that IAG may make include, without limitation, the sale of Shares acquired on exercise of the Holder's Performance Award Right.

9 Advice

IAG must give notice to each Holder of any adjustment to the number of Shares which the Holder is entitled to have transferred on exercise of a Performance Award Right or the exercise price per share in accordance with the requirements, if any, of the Listing Rules.

10 Notices

Where the Board considers it appropriate, electronic notices may be given by IAG to a Holder.

11 Interpretation

11.1 In these terms words and expressions which have a particular meaning under the Trust Deed have the same meaning and in particular:

IAG means Insurance Australia Group Limited (ABN 60 090 739 923)

ASX means Australian Stock Exchange Limited.

Base Date means the date which is the second Trading Day after the date on which IAG's financial results for the twelve month period ending on the **30 June** that immediately precedes the Commencement Date are announced to the ASX.

Board means the board of directors of IAG.

Commencement Date means the date on which the Performance Award Rights are issued to the Holder in accordance with clause 8.6 of the Trust Deed.

Employee means a person who is a full time or part-time employee of any body corporate within the Group.

Exercisable Right means a Performance Award Right that is exercisable in accordance with these terms.

Exercise Period is the period determined in accordance with term 2.1.

Group means IAG and each body corporate that is, from time to time, a subsidiary of IAG under Division 6 of Part 1.2 of the Corporations Act 2001 (Cth).

Holder means the holder of a Performance Award Right.

Listing Rules means the Listing Rules of ASX.

Market Value means, for a company (including IAG):

(a) on the Base Date, the volume weighted average price at which shares were traded on ASX in the one week period preceding and including the Base Date; and

(b) on a Test Day, the volume weighted average price at which shares were traded on ASX in the 30 day period preceding and including the Test Day.

Peer Group means the group of companies in the S&P/ASX 100 index (as determined by Standard & Poor's) from time to time with such inclusions and exclusions as may be determined by the Board from time to time.

Performance Period means the period described in term 2.2A.

Rank means the ranking of IAG measured from time to time during the Performance Period in accordance with term 2.5.

Retirement in relation to a Holder means retirement by the Holder from employment of any body corporate in the Group at age 55 or over.

Share means a fully paid ordinary share in IAG.

Test Day means:

(a) the last Trading Day of each calendar quarter where such Trading Day falls in the Performance Period; and

(b) any other day or days in the Performance Period determined by the Board.

Total and Permanent Disablement means that the Holder has, in the opinion of the Board, after considering such medical and other evidence as it sees fit, become incapacitated to such an extent as to render the Holder unlikely ever to engage in any occupation for which he or she is reasonably qualified by education, training or experience.

Total PARs means the total number of Performance Award Rights allocated under these terms to the Holder.

Total Shareholder Return as at the Test Day of IAG or a company in the Peer Group means the total shareholder return of the relevant company determined by reference to:

(a) the changes in the Market Value of a relevant share in the company from the Base Date to the Test Day; and

(b) the value (on a basis determined by the Board from time to time) of any shareholder benefits (including dividends or any other benefits that the Board determines from time to time are to be taken into account) paid or otherwise made available generally to shareholders in the company from the Base Date to the Test Day.

Trading Day means a business day as defined in the Listing Rules.

Trust Deed means the trust deed dated 12 February 2001 between Insurance Australia Group Limited ABN 60 090 739 923 and IAG Share Plan Nominee Pty Limited ABN 52 095 125 152, as may be amended from time to time.

Trustee means the trustee of the trust established by the Trust Deed, currently NRMA Share Plan Nominee Pty Ltd.

11.2 In these terms unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) reference to a rule, a statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them; and

(c) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate.

11.3 Headings are inserted for convenience and do not affect the interpretation of these terms.

Insurance Australia Group Limited ABN 60 090 739 923 (IAG)

Performance Award Rights Plan (PAR Plan)

Application Form

Name:

Title:

Number of Performance Award Rights:

Return Date for this Offer Form: **COB 24th November 2004**

To: IAG Share Plan Nominee Pty Limited ABN 52 095 125 152 (**Trustee**)

1 By returning this form, I offer to acquire the number of Performance Award Rights (**PARs**) set out in this form on the Performance Award Rights Terms, dated September 2004 (**Terms**) and make the statements set out below.

2 I authorise the Trustee to complete and execute any documents necessary to effect the grant of PARs to me.

3 I acknowledge having received a copy of the Terms and the Plan Explanatory Booklet.

4 I agree to be bound by the:

- Constitution of IAG;
- Terms; and
- IAG Share and Performance Award Rights Trust Deed (**Trust Deed**).

5 I declare all details and statements made on this form are complete and accurate.

6 I understand that words and expressions defined in the Trust Deed and the Terms have, unless the contrary intention appears, the same meaning in this form.

7 I acknowledge that IAG and its agents, including its share registry, need to collect, use and disclose personal information to issue PARs and IAG shares to me in accordance with the PAR Plan, to fulfil IAG's obligations of disclosure of the details of the PAR Plan in accordance with relevant laws, and to generally administer the PAR Plan.

I acknowledge that IAG and its agents can collect the personal information from and disclose it to any related entity, the share registry, and any regulator in order to comply with the law.

Signature: .... Date: ....

Return Form no later than COB 24th November 2004 to:

By mail to: Hanna Meyer, Remuneration & Benefits - Share Plans
Level 13, 388 George Street Sydney NSW 2000

By fax to: (02) 9292-9970

You can gain access to the personal information relating to you by contacting IAG through Alex Christie, Senior Manager, Remuneration and Benefits.

IAG
Insurance
Australia
Group

IAG Performance Award Rights Plan
Explanatory Booklet

September 2004

{S0003552}

September 2004

An invitation from the CEO

I am pleased to advise that you have been selected for an allocation of Rights under the Performance Award Rights (PAR) Plan. Your nomination reflects our belief that your contribution will assist the Group to perform and succeed, at the highest level. Achievement of the Plan's performance target will result in significant benefit to you and the Group.

The PAR Plan is a key component of our executive remuneration strategy and is designed to align the interests of shareholders and executives. The equity opportunity offered under the PAR Plan will provide an incentive to you over the longer term to create and focus on shareholder wealth. As with any aspect of your remuneration, this offer must be treated confidentially.

The terms of your invitation and the conditions applying to Performance Award Rights are outlined in this booklet. It is important that you read and understand the Plan documents. These will assist you to understand the Plan structure, the drivers of Group performance in relation to the performance hurdle the company is required to meet, and issues regarding the taxation consequences of your participation in the Plan. It is recommended that you seek professional advice before deciding whether to participate in the Plan.

Michael Hawker
Chief Executive Officer
Insurance Australia Group Limited

Table Of Contents

This Explanatory Booklet has been written to provide you with information on the IAG Performance Award Rights Plan and is intended to summarise the Plan. In the event of any inconsistency between this Explanatory Booklet and the PAR Terms, the PAR Terms will prevail.

Performance Award Rights and IAG Performance

The Performance Award Rights (PAR) Plan is designed to link your reward to IAG's longer-term performance, and also to the returns shareholders receive.

To realise reward from the Plan, IAG's Total Shareholder Return (TSR) needs to be competitive with the TSR earned by shareholders of the top performing companies in the S&P/ASX 100 index.

It is important to understand what drives IAG's share price and how the market, and analysts in particular, value our company. This, in turn, will enhance your understanding of how you can contribute to maximising return to our shareholders.

What impacts on the value of IAG?

There are three main factors that analysts take into account in valuing the shares of a company. These are:

1. The financial performance of the company;
2. Broader performance issues; and
3. External factors (such as market conditions).

These factors are described below.

Financial performance

The main aspects of financial performance that are considered by the investment community in valuing IAG shares are based on profitability – both past and future – and the expected future income stream of dividends.

Other aspects of financial performance that analysts consider include:

Cash flows generated and expected to be generated in future periods by core operations;

A ***price to earnings ratio*** – this is usually calculated as a multiple of the insurance profit;

Volatility of earnings;

Valuation of ***other assets***. In IAG's case, this includes its underwriting businesses and the capital backing the business; and

A ***risk*** factor – how much more risky do investors consider investing in IAG versus investing in an Australian government bond. The greater the relative risk, the greater the return an investor will demand.

Broader performance issues

Qualitative factors considered in determining the value of IAG shares include:

The ***performance*** of IAG relative to other insurers and Australian listed companies;

Our track record of ***delivering on promises*** and a ***clear strategy*** on how we will continue to deliver;

Stability and integrity of the Board and management, and ***consistency*** of the views taken by the company on various issues; and

Dividend policy – a regular income stream is important for many investors.

External factors

External factors that influence an insurer's value include:

Ability to maintain and grow margins and volumes in certain market conditions;

Investment market conditions (as insurers have high levels of investments);

Perceived impact of economic cycles or exchange rates; and

Perceived impact of regulatory changes.

As a participant in the Plan, you will receive information on a regular basis concerning IAG's share price and IAG's TSR performance against the Peer Group. The current trading price of IAG shares is available on the intranet 'InsideIAG'.

How the Plan works

Grant →	Perform →	PARs Exercisable →	Exercise →	Lapse / Cease employment
Your invitation to apply for PARs accompanies this booklet. If you wish to accept the invitation, complete the Application form accompanying this booklet and return it by the due date (10 September 2004). You will be granted Performance Award Rights upon acceptance of your application by the Trustee (Commencement Date). Testing for the Performance Hurdle will not commence until 3 years has elapsed from the Base Date.	The performance period occurs between 3 and 5 years after the Base Date. This is subject to your continuing as an employee of the Group. During this period, IAG's performance (from the Base Date) will be tested on the last trading day of each quarter by comparing its TSR against the TSR of the Peer Group. Your performance in this period and in the period leading up to it will directly influence the performance of IAG, and as a consequence, the number of your PARs that will become exercisable.	Unless they lapse (see the last column), some or all of your PARs will become exercisable when the Trustee notifies you that the performance hurdle has been satisfied or that an Event has occurred. The performance hurdle relates to the TSR performance of IAG relative to the Peer Group (companies comprising the S&P/ASX 100 from time to time, with such inclusions and exclusions as determined by the Board.)	Once PARs have become exercisable, you have the option to exercise them at any time before the tenth anniversary of the Commencement Date. This is subject to you continuing as an employee of the Group. (Refer to the table on page 14 for more information.)	If the performance hurdle is not met, PARs will lapse at the end of the performance period. Where the performance hurdle is met, any PARs that you have not exercised will lapse at the end of ten years from the date they were granted or 90 days after you cease employment with the Group. PARs that are not exercisable generally lapse if you cease employment with the Group. (Refer to the table on page 14 for more information.)
See Pages 4-5	**See Pages 6-7**	**See Pages 8-10**	**See Page 11**	**See Pages 12-13**

How the Plan works – Questions and Answers


Grant
Perform
PARs Exer'ble
Exercise
Lapse / Cease employ.

What is a Performance Award Right (PAR)?

A PAR is a right to acquire one ordinary share in IAG from the Trustee of the Plan. A PAR may be exercised in order to receive one share if the right has become exercisable and has not lapsed. Until you exercise your rights and acquire shares, a PAR will not give you a legal or beneficial interest in any IAG shares and you will not be able to participate in dividends or other shareholder benefits (including voting).

What is the Performance Award Rights Plan?

The Plan is an employee share rights plan designed to provide long-term incentive opportunity to participants. The Plan provides rights over issued shares in IAG. The Plan is governed by the Performance Award Rights Terms and the IAG Share and Performance Award Rights Trust Deed.

Who can participate in the Plan?

Executives, senior managers and other key employees are nominated by direct reports to the Chief Executive Officer IAG, and approved by the Chief Executive Officer IAG, to participate in the Plan. Participants have been selected in light of the pivotal role they will play in achieving the longer-term business goals of the Group. The Nomination, Remuneration and Corporate Governance Committee approve the participation of each individual in the Plan.

What are the objectives of the Plan?

The Plan is a key component of our executive remuneration strategy. The Plan allows you to acquire shares in IAG for a nominal exercise price, subject to the performance of IAG (as measured by Total Shareholder Return) over the performance period. The Plan will allow you to share in wealth you help the Group create.

How the Plan works – Questions and Answers

Do I have to pay anything to participate in the Plan?

You are not required to pay anything to acquire PARs under the Plan. Should your PARs become exercisable, you will have the opportunity to acquire shares in IAG from the Trustee by paying a nominal exercise price in total for all the PARs which are exercised at any one time. A share registry administration fee is payable by you to Computershare for each transfer. As a guide the fee is presently $66 inclusive of GST. This fee is reviewed from time to time and will be payable directly to Computershare.

How do I participate in the Plan?

If you wish to accept your invitation to participate in the Plan and be granted PARs, you will need to complete the Application form accompanying this booklet and return it by the due date (5pm EST on Friday 10 September 2004).

When will I receive my Performance Award Rights?

It is expected that your PARs will be allotted to you on or about 17 September 2004. You will receive a statement from Computershare confirming your allocation after that time.

How the Plan works – Questions and Answers


Grant
Perform
PARs Exer'ble
Exercise
Lapse / Cease employ.

Generally, whether or not your PARs will become exercisable will depend on the Performance Hurdle being met during the Performance Period, as depicted below.


Performance Period
(during which the Performance Hurdle must be met)
Base Date
Commencement Date (Grant)
3 years from Base Date
5 years from Base Date
10 years from Commencement Date (Grant)
23 Aug 04
17 Sept 04
23 Aug 07
23 Aug 09
17 Sept 14
The first Test Day will occur 28 Sept 07 (being the last trading day of the quarter).
Testing generally occurs quarterly during the Performance Period.

If you remain employed by the Group, you will have up to 10 years from the Commencement Date to exercise your PARs that have become exercisable.

The following concepts are discussed on the following pages:

- The Performance Period;
- The Performance Hurdle; and
- Total Shareholder Return;

How the Plan works – Questions and Answers

What is the Performance Period?

The Performance Period is the period during which the Performance Hurdle must be met in order for any of your PARs to become exercisable. As represented in the diagram on the previous page, the Performance Period is the period that occurs between 3 and 5 years from the Base Date if you remain as an employee of the Group. Different arrangements apply if you cease to be an employee of the Group.

What is the Performance Hurdle?

The Performance Hurdle is based on a comparison of IAG's Total Shareholder Return (TSR) with the TSR of the companies comprising the Peer Group measured during the Performance Period.

The Performance Hurdle will be measured on a Test Day within the Performance Period for the period from the Base Date to the Test Day. For any PARs to be exercisable, IAG's TSR performance must be within the top 50% of companies comprising the Peer Group. The Peer Group is the companies comprised in the S&P ASX100 from time to time (subject to such inclusions or exclusions as the Board may determine from time to time).

What is Total Shareholder Return?

Total Shareholder Return (TSR) measures the entire return a shareholder would obtain from holding a company's shares over a period, taking into account factors such as changes in the market value of the shares and dividends paid over that period.

The measurement period begins at the Base Date (which is the second trading day after the date on which IAG's financial results for the period ending 30 June 2004 are announced to the ASX), and ends on a Test Day during the Performance Period. (The terms Base Date and Test Day are included in the Glossary of this booklet.



Base Date
Commencement Date (Grant)
23 Aug '04
17 Sept '04
28 Sept '07
Last trading day of each calendar quarter until end of Performance Period
Two trading days after IAG's Annual results are announced
First Test Day, ie. last trading day of the calendar quarter

How the Plan works – Questions and Answers



Grant
Perform
PARs Exercisable
Exercise
Lapse / Cease employ.

When may my Performance Award Rights become exercisable?

If the Performance Hurdle is met during the Performance Period, some or all of your PARs will be exercisable during the Exercise Period, as depicted below.



Exercise Period
Performance Period
Base Date
Commencement Date (Grant)
3 years from Base Date
First Test Day
5 years from Base Date
10 years from Commencement Date (Grant)
23 Aug '04
17 Sept '04
23 Aug '07
28 Sept' 07
23 Aug '09
17 Sept '14

The Exercise Period commences when you are notified that the Performance hurdle has been passed. The earliest this can occur is on the First Test Day in the performance period (being 28 September 2007 unless the Board determines an earlier date), and ends at the latest 10 years after the PARs have been granted. Different arrangements apply if you cease employment with the Group. Please refer to the table on page 14.

How many of my Performance Award Rights will be exercisable?

The number of PARs that will become exercisable depends on IAG's performance over the Performance Period, based on the Company's Total Shareholder Return (TSR) as ranked against the Peer Group. This is represented on the following graph.



% PARs exercisable
100%
50%
0%
Rank
50th
75th
100th

For any PARs to become exercisable, IAG's TSR performance must rank at or above the 50th percentile[1] within the Peer Group:

- Where IAG's TSR performance is below the 50th percentile, none of your total PARs will be exercisable;
- Where IAG's TSR performance is at the 50th percentile, 50% of your total PARs will be exercisable; and
- Where IAG's TSR performance is at the 75th percentile, 100% of your total PARs will be exercisable.

Where IAG's TSR performance is between the 50th and 75th percentile the percentage of PARs which become exercisable increases proportionately.

[1] 50th percentile – in a ranking of 100 companies, IAG must rank at 50 or above.

How is a Company's Rank Determined?

IAG's rank as compared with companies in the Peer Group will be determined on each Test Day within the Performance Period by:

- determining the TSR at that Test Day for IAG and the TSR for each member of the Peer Group. TSR will include changes in the market value of the shares in the relevant companies from the Base Date to the Test Day. For this purpose, the market value of the shares at the Base Date will be determined by reference to the volume weighted average price at which shares were traded on the ASX in the one week period preceding and including the Base Date. The market value of shares on a Test Day will be determined by reference to the volume weighted average trading price at which shares were traded on the ASX in the 30 day period up to and including the Test Day; and

- ranking IAG and the members of the Peer Group by reference to each company's TSR on a percentile scale, with the company with the highest TSR at that day ranked at 100.

The rank for the Test Day is the position of IAG on that percentile scale.

What is a Test Day?

A Test Day is the last trading day of each quarter in the Performance Period and any other day(s) in the Performance Period nominated by the Board. The measurement of the IAG share price on a Test Day is averaged over the previous 30 days.

In what other circumstances can my Performance Award Rights become exercisable?

PARs may become exercisable if you are notified that an event specified in the PAR Terms happens before your PARs lapse. These events can include a takeover offer for IAG. For more information refer to clause 2.3 of the Performance Award Rights Terms.

How the Plan works – Questions and Answers


Grant
Perform
PARs Exer'ble
Exercise
Lapse / Cease employ.

How do I change my Performance Award Rights into IAG shares?

Shares in IAG will be transferred to you from the Trustee of the Plan when you exercise your PARs (the Trustee will notify you if they are exercisable). You may exercise some or all of your PARs which have become exercisable by:

1. Lodging a notice of exercise of PARs (in multiples of 100) with the Trustee; and
2. Paying the exercise price, which is $1.00 in total for all the PARs which are exercised at any one time; and
3. Paying an administration fee for each transfer of shares from the Trustee to you. At present, the current fee is $66 (inclusive of GST) and will be payable to Computershare.

How many shares will I receive?

Generally, you will receive one share for each PAR exercised.

Where IAG undertakes any bonus issues or capital reconstructions (eg. share splits or consolidations), the number of shares to which you will be entitled when you exercise your PARs will be adjusted in accordance with ASX requirements (further details are provided in the Performance Award Right Terms).

Can I assign or transfer the PARs I receive to another individual?

No. However, you will be able to transfer or sell the shares you receive upon exercise of your PARs.

When is the last time I can exercise my PARs?

Once your PARs have become exercisable, you must exercise them within 10 years from the date on which they were granted to you or your PARs will lapse. Different arrangements apply if you cease employment with the Group. Please refer to the table on page 13.

How the Plan works – Questions and Answers


Grant
Perform
PARs Exer'ble
Exercise
Lapse / Cease Employment

When will my Performance Award Rights lapse?

If you continue to be an employee of the Group, your PARs will lapse under the following circumstances:

Any PARs that have not become exercisable by the end of the Performance Period will lapse at that time (ie, 5 years after the Base Date); and

Any PARs that have become exercisable by the end of the Performance Period but have not been exercised by the end of the Exercise Period will lapse at the end of the Exercise Period (ie, 10 years after the Commencement Date (grant date) of the PARs if you remain employed by the Group).

What happens if I leave IAG?

The cessation of your employment with the Group will impact on your PARs. What happens will depend upon whether your Performance Award Rights have become exercisable prior to your ceasing employment and the reasons why you cease employment. This is explained in the table on the next page.

If your employment with the Group ceases, your PARs may lapse. If your PARs have not become exercisable and your employer ceases to be a member of the Group, your PARs may lapse.

Participation in the Plan does not provide a guarantee of continued employment with the Group and does not affect any right that the Group may have to terminate your employment.

WHETHER PARS ARE EXERCISABLE OR NOT EXERCISABLE	IMPACT ON PARS OF CEASING EMPLOYMENT WITH THE GROUP
Resignation or termination of employment with a company in the Group[2] (other than in Special Circumstances)	
Exercisable	You may exercise PARs within 90 days of the day on which you cease to be an employee (but not later than 10 years from the Commencement Date).
Not exercisable	PARs lapse on the day you cease employment
Special circumstances (being retirement, redundancy, death, total and permanent disablement, or Board approval)	
Exercisable	You may exercise your PARs before the ***later*** of: a) 90 days after the day on which you cease to be an employee; or b) 90 days after the day on which the Performance Period ends (but not later than 10 years from the Commencement Date).
Not exercisable	You may exercise your PARs if the Performance Hurdle is satisfied in the Performance Period. In these circumstances, the Performance Period will commence 3 years from the "Base Date" and end on the ***later*** of: a) 4 years from the Base Date; or b) 12 months after you cease to be an Employee (but no later than 5 years from the Base Date) If your PARs become exercisable after you cease employment you may exercise them no later than 90 days after this Performance Period ends.
Serious misconduct	
Exercisable and not exercisable	PARs lapse on the day you cease employment

[2] **Note: This may apply if your employer ceases to be a Group company.**

Australian Tax Rules Summary

The following information provides a summary of the Australian taxation rules that apply to benefits granted under the Performance Award Rights (PAR) Plan. **The information is general in nature** and is intended to be a reference that you can provide to your taxation adviser.

It is strongly recommended that you seek professional advice in relation to your personal circumstances. If you, or your adviser have any additional questions, you may wish to contact Group Taxation for assistance.

This summary assumes that you are, and remain, an Australian resident for taxation purposes. It is proposed that specific rules be introduced regarding individuals whose tax residency status changes. These rules need to be considered on a case by case basis.

Your Choice

There are two possible ways to be taxed on PARs you receive under the PAR Plan. You may defer your tax or elect to pay tax upfront at the time the PARs are granted to you. Your choice will depend upon your individual tax and financial circumstances and your views on the likely future price of IAG shares.

Deferring your tax

Taxation of your Performance Award Rights

You will automatically defer the payment of your tax unless you elect to be taxed upfront. Where you defer, you will be taxed at the Assessment Time, being the ***earlier*** of:

- the termination of your employment[3]
- when you exercise your PARs.

If your Assessment Time is the time of the cessation of your employment, you will generally be taxed on the "market value" of your PARs at the time of termination as calculated under the formulae in the tax rules. If your Assessment Time is the time when you exercise your PARs, you will generally be assessed on the market value of the shares acquired on exercise (as calculated under the tax rules) minus the exercise price (which is $1.00 for all PARs in this tranche which are exercised at one time).

If your PARs lapse, you should not be taxed on the PARs.

3 Your employment is terminated if either:

(a) your employment with a Group Company ceases; or

(b) if your employer has ceased to be a Group Company, your employment with your employer at the time you receive your Rights ceases.

Taxation Consequences of Selling Shares acquired as a result of exercising your Performance Award Rights

You may also be required to include a capital gain in your assessable income when you dispose of shares you acquire as a result of exercising your PARs. You will not be required to include a capital gain if you dispose of your shares under the "30 Day Rule" (discussed below).

Capital Gain

You may be required to include a capital gain in calculating your assessable income. The capital gain will generally equal the excess of the proceeds from the sale of the share over the "cost base" of the share. If the sale proceeds are less than the cost base, you will generally make a capital loss, which can then be offset against capital gains you make in the same year or future years. The cost base of your shares should equal the tax market value of your Right ***at the Assessment Time*** plus the nominal exercise price.

Your capital gain (after taking into account any capital losses) may be reduced by one half if you sell your shares 12 months from the date of acquisition ("Capital Gains Tax Concession"). The ATO have expressed the view ***you may be entitled to the Capital Gains Tax Concession if at least 12 months has passed from the time the Right was exercised***. It is recommended you obtain independent tax advice before you dispose of shares you acquire on exercise of your PARs as to whether you are entitled to the Capital Gains Tax Concession on disposal of your shares.

30 Day Rule

If you dispose of shares you acquire as a result of exercising your PARs, you may be assessed under the 30 Day Rule. This 30 Day Rule applies where you exercise the PARs and dispose of your shares within 30 days of the Assessment Time. The amount included in your assessable income as a result of the 30 Day Rule will equal the consideration you receive for the shares as a result of the arm's length transaction less the nominal exercise price.

Paying tax upfront

If you choose to be taxed upfront then you need to make an election under section 139E of the *Income Tax Assessment Act 1936* for the 2004/2005 year of income. The election must be made before you lodge your return for the 2004/2005 tax year.

An election you make for the 2004/2005 tax year may apply to other shares and rights you acquire under employee share schemes in that year, including any shares or rights you may acquire by virtue of any employee share plan of your former employer or by virtue of any other employee share plan of the Company.

Taxation of your Performance Award Rights

If you make the election, you will be assessed on the allocation of your PARs. You will be taxed on the "full market value" of the PARs when they are allocated to you by IAG. The values are calculated under the formulae in the tax rules and will be a significant amount. If you make an election under section 139E, neither the termination of your employment nor the exercise of your PARs will be taxable events for you.

Generally, if the PARs lapse without being exercised, you should not be taxed on the Right. If you have previously paid tax on the Right, you can seek a refund.

Taxation Consequences of selling Shares acquired as a result of Exercising your Performance Award Rights

Generally, you may be required to include a capital gain in your assessable income when you dispose of shares you acquire as a result of exercising your PARs. The capital gain will generally equal the excess of the proceeds from the sale of the share over the "cost base" of the share. If the sale proceeds are less than the cost base, you will generally make a capital loss, which can then be offset against capital gains you make in the same year or future years. The cost base of your shares should equal the tax market value of your PARs **at the date of grant** plus the nominal exercise price.

Your capital gain (after taking into account any capital losses) may be reduced by one half if you sell your shares 12 months from the date of acquisition ("Capital Gains Tax Concession"). The ATO have expressed the view ***you may be entitled to the Capital Gains Tax Concession if at least 12 months has passed from the time the Right was exercised***. It is recommended you obtain independent tax advice before you dispose of your shares you acquire on exercise of your PARs as to whether you are entitled to the Capital Gains Tax Concession on disposal of your shares.

How to get more information

Where can I find more information?

Further information can be found in the following Performance Award Rights Plan documents:

- Performance Award Rights Terms; and
- Trust Deed (available from Remuneration & Benefits on request).

You can also contact

Alex Christie
Senior Manager Employee Remuneration & Benefits
phone (02) 9292-9545
e-mail: alex.christie@iag.com.au

Malcolm Green
Head of Corporate Human Resources & HR Business Partners
e-mail: malcolm.green@iag.com.au

Craig Hespe
Head of Group Taxation
e-mail: craig.hespe@iag.com.au

A copy of the Performance Award Rights Terms and the Application form that you need to complete in order to participate in the Plan accompany this booklet.

Glossary

Base Date	means the second trading day after the date on which IAG's financial results for the 12 month period ending 30 June 2004, being 23 August 2004
Commencement Date	is the date on which the Performance Award Rights are granted to you by the Trustee. May also be referred to as the grant date.
Event	is defined in Term 2.3 of the Performance Award Rights Terms and includes a takeover offer made to the holders of shares in IAG (other than as a result of an allotment or transfer approved by the Board of IAG)
Group	means IAG and its subsidiaries
IAG	means Insurance Australia Group Limited (ABN 60 090 739 923)
PARs or Performance Award Rights	Means Performance Award Rights issues pursuant to this invitation
Peer Group	means the group of companies in the S&P ASX 100 index (as determined by Standard & Poor's) from time to time with such inclusions and exclusions as may be determined by the Board from time to time.
Performance Hurdle	is based on a comparison of IAG's TSR with the TSR of the companies in the Peer Group
Performance Period	is described in Term 2.2A of the Performance Award Rights Terms.
Test Day	means the last Trading day of each calendar quarter in the Performance Period (where such Trading Day falls in the Performance Period)
Total Shareholder Return or TSR	is described on page 7 of this booklet
Trust Deed	is the IAG Share and Performance Awards Rights Plan Trust Deed dated 12 February 2001
Trustee	means IAG Share Plan Nominee Pty Ltd (ABN 52 095 125 152)